Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253110

Dear Nebula Caravel Acquisition Corp. Stockholders:

On behalf of the Caravel board of directors (the “Caravel Board”), we cordially invite you to a special meeting (the “Special Meeting”) of stockholders of Nebula Caravel Acquisition Corp., a Delaware corporation (“Caravel,” “we” or “our”), to be held via live webcast at 1:00 pm (Eastern time) on July 28, 2021. The Special Meeting can be accessed by visiting https://web.lumiagm.com/228541062 where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Special Meeting by means of remote communication.

On February 10, 2021, Caravel and Fetch Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Caravel, entered into a Business Combination Agreement and Plan of Merger (as it may be amended or restated from time to time, the “Business Combination Agreement”) with A Place for Rover, Inc. (“Rover”) providing for, among other things, and subject to the terms and conditions therein, a business combination between Rover and Caravel pursuant to the proposed merger of Merger Sub with and into Rover, with Rover continuing as the surviving entity (the “Merger”). The Merger and the other transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination”. Concurrently with the execution and delivery of the Business Combination Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to purchase 5,000,000 shares (the “PIPE Shares”) of Caravel’s Class A Common Stock (the “Caravel Class A Common Stock”) at a purchase price per share of $10.00 and an aggregate purchase price of $50,000,000 (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, among other conditions, and will be consummated concurrently with, the closing of the Business Combination (the “Closing”).

At the Effective Time, each outstanding share of Rover common stock and Rover preferred stock will be converted into the right to receive (a) an amount of cash or shares of Caravel Class A Common Stock, at the election of the holder thereof (subject to the limitations on such elections set forth in the Business Combination Agreement), based on the pro rata portion applicable to such share of Rover common stock or Rover preferred stock of an aggregate purchase price equal to $1.350 billion, as adjusted by (1) Rover’s cash, indebtedness, and accrued tax liabilities as of immediately prior to the Effective Time, (2) the unpaid transaction expenses of Rover and Caravel as of immediately prior to the Effective Time, and (3) the aggregate exercise price of Rover Options and Rover Warrants outstanding as of immediately prior to the Effective Time, which options and warrants will be assumed by Caravel subject to the terms and conditions set forth in the Business Combination Agreement and (b) the contingent “earn-out” right to receive a pro rata portion of up to 22,500,000 shares of Caravel Class A Common Stock in the aggregate based on the achievement of certain trading price targets following the Closing, which amount of “earn-out” shares will be adjusted based on a formula set forth in the Business Combination Agreement to reflect a portion of the value of such “earn-out” shares deemed to be earned upon exercise of Rover Options and Rover Warrants assumed by Caravel in the Business Combination. Since the foregoing adjustments to the purchase price are calculated in connection with the closing of the Business Combination, the exact value of the aggregate purchase price will not be known with certainty until the closing.  Assuming for illustrative purposes adjustments to the purchase price (which adjustments are based on estimates as of the date of this proxy statement/prospectus/information statement and subject to change) consisting of (1) an increase of approximately $46.8 million on account of Rover’s cash, indebtedness or accrued tax liabilities, (2) a decrease of approximately $30.0 million on account of unpaid transaction expenses and (3) an increase of $36.3 million on account of the aggregate exercise price of outstanding Rover options and Rover warrants, the aggregate purchase price would be approximately $1.403 billion. The pro rata amount of cash or shares of Caravel Class A Common Stock which the Rover stockholders would be entitled to receive upon completion of the Merger with respect to each share of Rover common stock or Rover preferred stock outstanding as of immediately prior to the Merger is calculated under the Business Combination Agreement based on the aggregate purchase price divided by the fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time (including shares issuable with respect to Rover’s options and warrants outstanding as of immediately prior to the Effective Time, whether or not vested or exercisable). Based on the illustrative, estimated aggregate purchase price of $1.403 billion and assuming for illustrative purposes no change to the outstanding fully diluted number of Rover shares as of the date of this proxy statement/prospectus/information statement (which is subject to change), and based on a reference price for shares of Caravel Class A Common Stock of $10.00 per share as provided in the Business Combination Agreement, each share of Rover common stock or Rover preferred stock would be converted upon the completion of the Merger into the right to receive $10.15 in cash or 1.0153 shares of Caravel Class A Common Stock, on the terms and subject to the conditions set forth in the Business Combination Agreement. The valuation ascribed to the Rover business and reference price for shares of Caravel Class A Common Stock under the terms of the Business Combination Agreement may not be indicative of the price that will prevail in the trading market following the Business Combination and the trading price of Caravel Class A Common Stock may fluctuate substantially and may be higher or lower than the reference price. As a result, Rover stockholders cannot be sure of the value of the shares of Caravel Class A Common Stock they will receive in the Business Combination.

As described in more detail in this proxy statement/prospectus/information statement, pursuant to the Business Combination Agreement, Rover stockholders will be entitled to elect to receive a portion of the merger consideration in cash. The procedures for electing cash, the determination of the maximum amount of cash (if any) that may be paid to Rover stockholders that have elected cash and the allocation of available cash among Rover stockholders is governed by the terms of the Business Combination Agreement, and Rover stockholders will be receiving separate communications from Rover following the date of this proxy statement/prospectus/information statement for purposes of electing to receive merger consideration in cash.

As described in this proxy statement/prospectus/information statement, Caravel’s stockholders are being asked to consider and vote upon the Merger and the other proposals set forth herein. Each of the proposals is more fully described in the accompanying proxy statement/prospectus/information statement, which we encourage you to read carefully and in its entirety before voting. Only holders of record of Caravel Class A Common Stock at 5:00 p.m. (Eastern time) on July 8, 2021 are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements thereof.

Caravel’s units, Class A Common Stock and Public Warrants are publicly traded on The Nasdaq Capital Market (“Nasdaq”) under the symbols “NEBCU”, “NEBC” and “NEBCW”, respectively. We will apply to list the Caravel Class A Common Stock to be issued in the Merger and Public Warrants on The Nasdaq Global Select Market under the symbols “ROVR” and “ROVRW”, respectively, upon the Effective Time. Caravel will not have units traded following the Effective Time.

After careful consideration, the Caravel Board has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that Caravel stockholders vote “FOR” adoption of the Business Combination Agreement, and “FOR” the other matters to be considered at the Special Meeting.

The Rover board of directors has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that Rover stockholders’ consent to the adoption of the Business Combination Agreement and approval of the Business Combination and the other transactions contemplated thereby.

Caravel and Rover cannot complete the Business Combination unless Caravel’s stockholders vote to adopt the Business Combination Agreement and approve the transactions contemplated thereby and the requisite number of Rover stockholders deliver consent (as described herein) to the adoption the Business Combination Agreement and approve the transactions contemplated thereby. Caravel is sending Caravel stockholders this proxy statement/prospectus/information statement to ask you to vote in favor of these and the other matters described in this document.

Contemporaneously with the execution of the Business Combination Agreement, Caravel, Nebula Caravel Holdings, LLC (the “Sponsor”), Rover and the Persons set forth on Schedule I thereto (such Persons, together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, (i) each Sponsor Party and each director of Caravel agreed to vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, (ii) each Sponsor Party agreed to deliver a duly executed copy of the Investor Rights Agreement and the Lock-Up Agreement (each as defined below) at the Closing and (iii) each Sponsor Party agreed to subject certain shares of Caravel Class A Common Stock, Caravel Class B Common Stock (the “Caravel Class B Common Stock” and together with the Caravel Class A Common Stock, the “Caravel Common Stock”) and warrants to purchase Caravel Common Stock to certain vesting and forfeiture provisions based on the number of stockholders (if any) that exercise their rights to redeem their Caravel Class A Common Stock pursuant to Caravel’s certificate of incorporation and, following the Closing, based on the achievement of certain trading price targets following the Closing, in each case subject to the terms and conditions of the Sponsor Support Agreement.

The following table illustrates varying ownership levels for Caravel after the Business Combination  under two  scenarios:  one  with   no  redemptions  by  Caravel’s  Public  Stockholders  and  one  with  maximum redemptions by Caravel’s Public Stockholders. In addition, the ownership percentages below are based on the assumption that there are no adjustments for the outstanding Public Warrants issued in connection with the Caravel IPO as such securities are not exercisable until the later of December 11, 2021 and thirty (30) days after the Closing. There are also no adjustments for the estimated 23,367,001 shares reserved for the potential future issuance of New Rover Common Stock upon the exercise of the New Rover Options.

	Assuming No Redemptions(1)	Assuming Maximum Redemptions(2)

Caravel’s public stockholders	18.6%	1.8%
PIPE Investors	3.4%	3.7%
Sponsor and related parties	-%	6.2%
Current Rover stockholders	78.0%	88.3%

(1)

Assumes none of the 27,500,000 outstanding shares  of Caravel Class A Common Stock are redeemed. Assumes 115,091,333 shares of New Rover Class A common stock will be issued to current Rover stockholders in the Merger (based on an exchange ratio of 1.0153 shares of Caravel Class A Common Stock for each share of Rover common stock and Rover preferred stock) and Rover stockholders elect a maximum of $45.0 million in cash consideration. Does not include 6,875,000 shares of Caravel Class B Common Stock that are subject to vesting and assumes that based on the triggering events none will vest at the Closing. Does not take into account any Earnout Shares that may be issued after the merger.

(2)

Assumes 25,025,500 shares of Caravel Class A Common Stock will be redeemed, which would still provide the minimum aggregate financing proceeds of $125,000,000, based on an assumed redemption price of $10.00 per share) and before giving effect to certain transaction costs. Assumes 119,523,722 shares of New Rover Class A Common Stock are issued to current Rover stockholders in the Merger (based on an exchange ratio of 1.0153 shares of Caravel Class A Common Stock for each share of Rover common stock and Rover preferred stock).  Includes 5,000,000 shares of New Rover Common Stock that the Sponsor would purchase at $10.00 per share as part of the $50.0 million equity backstop. Assumes that 3,437,500 Founder Shares will meet the triggering events and vest upon the Closing and 3,437,500 Founder Shares will be forfeited.  Under the maximum redemption, no cash consideration would be paid to the Rover stockholders. Does not take into account any Earnout Shares that may be issued after the merger.

The figures in the above table are presented only as illustrative examples and are based on the assumptions described above, which may be different from the actual amount of redemptions in connection with the Merger.

The Sponsor and Caravel’s directors, officers and advisors and their respective affiliates may, subject to applicable law,  purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Merger. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares in such transactions. The purpose of such purchases would be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (ii) to satisfy closing conditions that require Caravel to have a minimum amount of available cash or net worth at the closing of the Merger, where it appears that such requirement would otherwise not be met. This may result in the completion of the Business Combination that may not otherwise have been possible.

Pursuant to Caravel’s current certificate of incorporation, a holder of Public Shares may demand that Caravel redeem such shares for cash if the Business Combination is consummated. Holders of Public Shares will be entitled to receive cash for these shares only if they no later than 5:00 p.m. (Eastern time) on July 26, 2021 (two (2) business days prior to the date of the Special Meeting):

(i)	submit a written request to Caravel’s transfer agent that Caravel redeem their Public Shares for cash;
(ii)	certify in such demand for redemption that they “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act); and
(iii)	deliver such Public Shares to Caravel’s transfer agent (physically or electronically).

If the Business Combination is not completed, these shares will not be redeemed. If a holder of Public Shares properly demands redemption, Caravel will redeem each Public Share for a full pro rata portion of the Trust Account holding the proceeds from Caravel’s initial public offering (the "Caravel IPO”), calculated as of two business days prior to the consummation of the Business Combination. A holder of Public Shares may elect to redeem without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal.  Holders of units must elect to separate the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact Caravel’s transfer agent directly and instruct them to do so. Public Stockholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF CARAVEL CLASS A COMMON STOCK YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus/information statement and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Special Meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

This proxy statement/prospectus/information statement provides you with detailed information about the proposed Business Combination. It also contains or references information about Caravel and Rover and certain related matters. You are encouraged to read this proxy statement/prospectus/information statement carefully. In particular, you should read the “Risk Factors” section beginning on page 36 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you.

Sincerely,

Adam H. Clammer,
Chief Executive Officer

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination, the issuance of shares of Caravel Class A Common Stock in connection with the Business Combination or the other transactions described in this proxy statement/prospectus/information statement, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/information statement is dated July 9, 2021, and is first being mailed to stockholders of Caravel on or about July 12, 2021.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Caravel for the Special Meeting, the prospectus for the shares of Caravel Class A Common Stock being issued as the Merger Consideration pursuant to the Business Combination Agreement and the information statement for Caravel stockholders to adopt the Business Combination Agreement and approve the Merger and the other transactions contemplated by the Business Combination Agreement. This proxy statement/prospectus/information statement, and the registration statement of which it forms a part, is available without charge to stockholders of Caravel upon written or oral request. This document and other filings by Caravel with the Securities and Exchange Commission may be obtained by either written or oral request to:

Nebula Caravel Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111
Tel.: (415) 780-9975

The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may obtain copies of the materials described above at the commission’s internet site at www.sec.gov.

In addition, if you have questions about the proposals to be voted on at the Special Meeting or this proxy statement/prospectus/information statement, would like additional copies of this proxy statement/prospectus/information statement, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC, the proxy solicitor for Caravel, toll-free at (800) 662-5200. You will not be charged for any of the documents that you request.

See “Where You Can Find More Information” of the accompanying proxy statement/ prospectus/information statement for further information.

Information contained on the Caravel website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus/information statement.

To obtain timely delivery of any documents, you must request them no later than five business days before the date of the Special Meeting, or no later than July 21, 2021.

Nebula Caravel Acquisition Corp.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 28, 2021

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Special Meeting”) of Nebula Caravel Acquisition Corp., a Delaware corporation (which is referred to as “Caravel”), will be held virtually on July 28, 2021, at 1:00 pm Eastern time, and conducted exclusively via live webcast at https://web.lumiagm.com/228541062. There will not be a physical location for the Special Meeting, and you will not be able to attend the Special Meeting in person. You will be able to participate in the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the Special Meeting by visiting https://web.lumiagm.com/228541062. You are cordially invited to participate in the Special Meeting for the following purposes:

1.

The Business Combination Proposal—to consider and vote upon a proposal to adopt the Business Combination Agreement and Plan of Merger, dated as of February 10, 2021 (as it may be amended or restated from time to time, the “Business Combination Agreement”), by and among A Place for Rover, Inc. (“Rover”), Caravel and Fetch Merger Sub, Inc. (“Merger Sub”) and approve the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Rover with Rover surviving the Merger as a wholly owned subsidiary of Caravel (the “Business Combination”) A copy of the Business Combination Agreement is attached as Annex A to the accompanying proxy statement/prospectus/information statement (Proposal No. 1);

2.

The Governing Documents Proposal—to consider and vote upon a proposal to approve and adopt the amended and restated certificate of incorporation of Caravel in the form attached to the accompanying proxy statement/prospectus/information statement as Annex B (Proposal No. 2);

3.

The Governance Proposal—to consider and vote upon, on a non-binding advisory basis, certain governance provisions in the proposed amended and restated certificate of incorporation, presented separately, in accordance with the requirements of the Securities and Exchange Commission (Proposal No. 3);

4.

The Nasdaq Proposal—to consider and vote upon a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq (as defined below) Rules 5635(a), (b), (c) and (d) the issuance of more than 20% of the issued and outstanding shares of Caravel Common Stock in connection with the transactions contemplated by the Business Combination Agreement, including the issuance of Caravel Class A Common Stock as Merger Consideration and the PIPE Investment (as described in the accompanying proxy statement/prospectus/information statement), and the potential change of  control in  connection with the Business Combination (Proposal No. 4);

5.

The Incentive Plan Proposal—to consider and vote upon a proposal to approve and adopt the 2021 Incentive Plan (as defined herein), including the authorization of the initial share reserve thereunder. A copy of the Incentive Plan Proposal is attached as Annex D to the accompanying proxy statement/prospectus/information statement (Proposal No. 5);

6.

The ESPP Proposal—to consider and vote upon a proposal to approve and adopt the ESPP (as defined herein), including the authorization of the initial share reserve thereunder. A copy of the ESPP Proposal is attached as Annex E to the accompanying proxy statement/prospectus/information statement (Proposal No. 6);

7.

The Director Election Proposal—to consider and vote upon a proposal to elect, effective as of and subject to the Effective Time, elect eight (8) directors to the Board with each Class I director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2022, each Class II director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2023 and each Class III director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2024, or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death (Proposal No. 7); and

8.

The Adjournment Proposal—to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Governing Documents Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal (Proposal No. 8).

Each of these proposals is more fully described in the accompanying proxy statement/prospectus/information statement, which we encourage you to read carefully and in its entirety before voting. The Caravel board of directors (the “Caravel Board”) has set July 8, 2021 as the record date for the Special Meeting (the “Caravel Record Date”). Only holders of record of Caravel Class A Common Stock at the close of business on July 8, 2021 are entitled to notice of the Special Meeting and to have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

After careful consideration, the Caravel Board has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Governing Documents Proposal, “FOR” the Governance Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal (if necessary). When you consider the Caravel Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Caravel stockholders generally. See “Proposal No. 1—The Business Combination Proposal—Interests of Caravel’s Directors and Officers in the Merger”. The Caravel Board was aware of and considered these interests, among other matters, in evaluating and negotiating the transactions by the Business Combination Agreement and in recommending to the Caravel stockholders that they vote in favor of the proposals presented at the Special Meeting.

Pursuant to its current certificate of incorporation, Caravel will provide holders of Caravel Class A Common Stock (the holders of such shares, “Public Stockholders”) the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as defined below), which holds the proceeds of Caravel’s initial public offering (the “Caravel IPO”), as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account, net of taxes), upon the closing of the transactions contemplated by the Business Combination Agreement. For illustrative purposes, based on funds in the Trust Account of approximately $275.0 million as of December 31, 2020, the estimated per share redemption price would have been approximately $10.00. Public Stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Public Shares, without Caravel’s prior consent.

Nebula Caravel Holdings LLC, a Delaware limited liability company (the “Sponsor”), and Caravel’s officers and directors have agreed to waive their Redemption Rights in connection with the consummation of the Business Combination with respect to any shares of Caravel Common Stock they may hold. Currently, the Sponsor owns approximately 20% of the outstanding shares of Caravel Common Stock, consisting of Caravel Class B Common Stock (“Founder Shares”). Founder Shares will be excluded from the pro rata calculation that will be used to determine the per share redemption price. The Sponsor and Caravel’s directors and officers have agreed to vote any shares of Caravel Common Stock owned by them in favor of the Business Combination Proposal and the other proposals described above.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Approval of the Governing Documents Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding Caravel Class B Common Stock, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Caravel Common Stock, voting together as a single class. Approval of the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) each requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. In order to be elected as a director as described in the Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Special Meeting, which means that the nominees with the most votes are elected. The Caravel Board has approved each of the foregoing proposals.

If Caravel’s stockholders fail to approve the Business Combination Proposal, the Governing Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, or the Director Election Proposal, the Business Combination will not occur. The proxy statement/prospectus/information statement accompanying this notice explains the Business Combination Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Special Meeting. Please review the proxy statement/prospectus/information statement carefully.

As of December 31, 2020, there was approximately $275.0 million on deposit in the Trust Account, which Caravel intends to use to consummate the Business Combination within the time period described in the proxy statement/prospectus/information statement accompanying this notice and to pay $9.6 million in deferred underwriting commissions to the underwriters of the Caravel IPO. Each redemption of Public Shares by Caravel Public Stockholders will decrease the amount of cash on deposit in the Trust Account. Caravel will not consummate the Business Combination if the redemption of Public Shares would result in Caravel failing to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (or any successor rule)).

All Caravel stockholders are cordially invited to participate in the virtual Special Meeting by accessing https://web.lumiagm.com/228541062. To ensure your representation at the Special Meeting, however, we urge you to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record, you may also cast your vote online during the virtual Special Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card and do not vote online during the Special Meeting, if you abstain from voting, or if you hold your shares in “street name” through a broker or other nominee and fail to give such nominee voting instructions (a “Broker Non-Vote”), it will have the same effect as a vote “AGAINST” the Governing Documents Proposal, but will not affect the Business Combination Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal or the Adjournment Proposal. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to participate in the virtual Special Meeting and vote online during the Special Meeting, obtain a legal proxy from your broker or bank and e-mail a copy (legible photograph is sufficient) of your legal proxy to help@astfinancial.com. Public Stockholders may elect to redeem their Public Shares even if they vote “FOR” the Business Combination Proposal.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF CARAVEL COMMON STOCK YOU OWN. Whether or not you plan to participate in the Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

If you have any questions or need assistance with voting, please contact Caravel’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 or email NEBC.info@investor.morrowsodali.com.

Please read carefully the sections in the proxy statement/prospectus/information statement regarding attending and voting at the Special Meeting to ensure that you comply with these requirements.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Adam H. Clammer
Adam H. Clammer
Chairman of the Board of Directors

July 9, 2021

i

ABOUT THIS proxy statement/prospectus/information statement

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Caravel (File No. 333-253110), constitutes a proxy statement/prospectus/information statement of Caravel under Section 5 of the Securities Act, with respect to the shares of Caravel Common Stock (as defined below) to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement/prospectus/information statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Special Meeting of Caravel stockholders at which Caravel stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

FREQUENTLY USED TERMS

In this document:

“Broker Non-Vote” means the failure of a Caravel stockholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 10, 2021, as may be amended, by and among Caravel, Merger Sub and Rover.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

“Caravel” refers to Nebula Caravel Acquisition Corp., a Delaware corporation.

“Caravel Board” means the board of directors of Caravel.

“Caravel Class A Common Stock” means Caravel’s Class A Common Stock, par value $0.0001 per share.

“Caravel Class B Common Stock” means Caravel’s Class B Common Stock, par value $0.0001 per share.

“Caravel Common Stock” means Caravel’s Class A Common Stock and Caravel’s Class B Common Stock.

“Caravel IPO” means Caravel’s initial public offering of units, consummated on December 9, 2020.

“Caravel Warrants” means the Public Warrants and the Private Placement Warrants.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date upon which the Closing is to occur.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means New Rover and its consolidated subsidiaries after giving effect to the Business Combination.

“DGCL” means the Delaware General Corporation Law.

“Earnout Period” means the seven year period immediately following the closing of the Merger.

“Earnout Shares” means the potential issuance of 22,500,000 additional shares of Caravel Class A Common Stock pursuant to the Business Combination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Effective Time” means the time at which the Merger becomes effective.

“ESPP” means the New Rover 2021 Employee Stock Purchase Plan as described in Proposal No. 6.

“Founder Shares” means the shares of Caravel Class B Common Stock.

“GAAP” means United States generally accepted accounting principles.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investor Rights Agreement” means the Investor Rights Agreement, to be entered into at the Closing, by and among Caravel, Rover, certain persons and entities holding Rover Common Stock.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Merger” means the merging of Merger Sub with and into Rover, with Rover surviving the Merger as a wholly-owned subsidiary of Caravel.

“Merger Sub” means Fetch Merger Sub, Inc., a Delaware corporation.

“Nasdaq” means The Nasdaq Stock Market.

“New Rover” refers to Caravel after completion of the Merger.

“New Rover Common Stock” means the shares of common stock of New Rover, par value $0.0001 per share.

“New Rover Preferred Stock” means the shares of preferred stock of New Rover, par value $0.0001 per share.

“PCAOB” means the Public Company Accounting Oversight Board.

“PIPE Investment” means commitments from interested investors to purchase 5,000,000 shares of Caravel Class A Common Stock, which will be converted into shares of New Rover Common Stock in connection with the Closing, for a purchase price of $10.00 per share, in a private placement.

“PIPE Subscription Agreement” means that certain Subscription Agreement between Caravel and the PIPE Investors pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 5,000,000 shares of Caravel Class A Common Stock at $10.00 per share for an aggregate commitment amount of $50,000,000.

“Private Placement Warrants” means the warrants to purchase Caravel Class A Common Stock purchased in a private placement in connection with the Caravel IPO.

“Public Shares” means shares of Caravel Class A Common Stock issued as part of the units sold in the Caravel IPO.

“Public Stockholders” means the holders of Public Shares.

“Public Warrants” means the warrants included in the units sold in the Caravel IPO, each of which is exercisable for one share of Caravel Class A Common Stock, in accordance with its terms.

“Redemption Rights” means the rights of a holder of Public Shares to demand that Caravel redeem such shares for a pro rata portion of the cash held in the Trust Account.

“Rover” refers to A Place for Rover, Inc. (d/b/a “Rover”), a Delaware corporation.

“Rover Board” means the board of directors of Rover.

“Rover Holders Support Agreement” means the Rover Holders Support Agreement, dated as of February 10, 2021, by and among Caravel and certain Rover stockholders, a copy of which is included as Exhibit 10.3 to Caravel’s Current Report on Form 8-K, dated February 11, 2021.

“Rover Merger Proposal” means the proposal to Rover stockholders to adopt the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Nebula Caravel Holdings, LLC, a Delaware limited liability company.

“Sponsor Backstop Subscription Agreement” means that certain backstop agreement between Sponsor and Caravel pursuant to which the TWC Funds agreed to purchase shares of Caravel Common Stock in an aggregate amount of up to $50,000,000 (or such greater amount at the election of the TWC Fund) to the extent of the amount of any redemption of shares of Caravel Common Stock.

“Subscription Agreements” means the PIPE Subscription Agreement and the Sponsor Backstop Subscription Agreement.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of February 10, 2021, by and among Caravel, New Rover, Rover, and the holders of the Founder Shares, a copy of which is included as Exhibit 10.1 to Caravel’s Current Report on Form 8-K, filed with the SEC on February 11, 2021.

“Trust Account” means the trust account that holds a portion of the proceeds of the Caravel IPO and the concurrent sale of the Private Placement Warrants.

“Units” means the 27,500,000 units issued in connection with the Caravel IPO, each of which consisted of one share of Caravel Class A Common Stock and one-fifth of one Caravel Warrant.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the merger, the Stockholder Meeting and the information statement. We urge you to read carefully the remainder of this proxy statement/prospectus/information statement because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this document.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	WHAT IS THE MERGER?
A:

Caravel, Merger Sub, a wholly owned subsidiary of Caravel, and Rover have entered into the Business Combination Agreement, pursuant to which Merger Sub will merge with and into Rover with Rover surviving the Merger as a wholly owned subsidiary of Caravel.

Caravel will hold the Special Meeting to, among other things, obtain the approvals required for the Merger and the other transactions contemplated by the Business Combination Agreement, and you are receiving this proxy statement/prospectus/information statement in connection with such meeting.

For more information on the Business Combination Agreement and the Merger, see “The Business Combination Agreement”. In addition, a copy of the Business Combination Agreement is attached as Annex A. We urge you to read carefully this proxy statement/prospectus/information statement and the Business Combination Agreement in their entirety.

Q:	WHY AM I RECEIVING THIS DOCUMENT?
A:

Caravel is sending this proxy statement/prospectus/information statement to its stockholders to help them decide how to vote their shares of Caravel Common Stock with respect to the matters to be considered at the Special Meeting.

The Merger cannot be completed unless Caravel’s stockholders approve the Business Combination Proposal, the Governing Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal set forth in this proxy statement/prospectus/information statement for their approval. Information about the Special Meeting, the Merger and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus/information statement.

This document constitutes a proxy statement of Caravel, a prospectus of Caravel and an information statement of Rover. It is a proxy statement because the Caravel Board is soliciting from its stockholders proxies using this proxy statement/prospectus/information statement. It is a prospectus because Caravel, in connection with the Merger, is offering shares of Caravel Class A Common Stock in exchange for the outstanding shares of Rover common stock and Rover preferred stock in the Merger. See “The Business Combination Agreement—Consideration”.

Q:	WHAT WILL ROVER STOCKHOLDERS RECEIVE IN THE MERGER?
A:

Upon completion of the Merger, each share of Rover common stock and Rover preferred stock will be converted into the right to receive the “Per Share Value”, payable in the form of cash or shares of Caravel Class A Common Stock based on and subject to the cash/stock election procedures set forth in the Business Combination Agreement, which will equal the quotient of (i) an aggregate purchase price of $1.350 billion, as adjusted by (A) Rover’s cash, indebtedness, and accrued tax liabilities as of immediately prior to the Effective Time, (B) the unpaid transaction expenses of Rover and Caravel as of immediately prior to the Effective Time, and (C) the aggregate exercise price of Rover Options and Rover Warrants outstanding as of immediately prior to the Effective Time, divided by (ii) the aggregate fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time of the Business Combination, including shares issuable with respect to Rover’s options and warrants outstanding as of immediately prior to the Effective Time, whether or not vested or exercisable at the time, in each case calculated on an as-converted to common stock basis. Since the foregoing adjustments to the purchase price are calculated in connection with the closing of the Business Combination, the exact value of the aggregate purchase price will not be known with certainty until the closing. Assuming for illustrative purposes adjustments to the purchase price (which adjustments are based on estimates as of the date of this proxy statement/prospectus/information statement and subject to change) consisting of (1) an increase of approximately $46.8 million on account of Rover’s cash, indebtedness or accrued tax liabilities, (2) a decrease of approximately $30.0 million on account of unpaid transaction expenses and (3) an increase of $36.3 million on account of the aggregate exercise price of outstanding Rover Options and Rover Warrants, the aggregate purchase price would be approximately $1.403 billion.  Based on this aggregate purchase price and assuming for illustrative purposes no change to the outstanding fully diluted number of Rover shares as of the date of this proxy statement/prospectus/information statement (which is subject to change), the Per Share Value would be $10.15, and each share of Rover common stock or Rover preferred stock would be converted upon completion of the Business Combination into the right to receive $10.15 in cash or 1.0153 shares of Caravel Class A Common Stock, based on a reference price for shares of Caravel Class A Common Stock of $10.00 per share as provided in the Business Combination, on the terms and subject to the conditions set forth in the Business Combination Agreement. The valuation ascribed to the Rover business and reference price for shares of Caravel Class A Common Stock under the terms of the Business Combination Agreement may not be indicative of the price that will prevail in the trading market following the Business Combination and the trading price of Caravel Class A Common Stock may fluctuate substantially and may be higher or lower than the reference price. As a result, Rover stockholders cannot be sure of the value of the shares of Caravel Class A Common Stock they will receive in the Business Combination on the terms and subject to the conditions set forth in the Business Combination Agreement.

In addition, upon completion of the Merger, each share of Rover common stock and Rover preferred stock will also be converted into a contingent and non-assignable right to receive of a number of “earn-out” shares of Caravel Class A Common Stock up to the quotient of (i) 22,500,000, adjusted based on a formula set forth in the Business Combination Agreement to reflect a portion of the value of such “earn-out” shares deemed to be earned upon exercise of Rover options and warrants assumed by Caravel in the Business Combination, divided by (ii) the aggregate fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time, including shares issuable with respect to Rover warrants (but not Rover options) outstanding as of immediately prior to the Effective Time, in each case calculated on an as-converted to common stock basis.

The Earnout Shares can be earned during the seven-year period beginning on the Closing Date (the “earnout period”). Assuming for illustrative purposes no change to the outstanding fully diluted number of Rover shares and the number of Rover options outstanding as of the date of this proxy statement/prospectus/information statement (which is subject to change), the 22,500,000 earn-out shares would be comprised of 19,298,520 shares to be issued to holders of Rover common stock, Rover preferred stock and Rover Warrants outstanding as of immediately prior to the completion of the Merger that are to be  released upon the achievement of the triggering events, and 3,201,480 shares that are included in the option exchange ratio and are not subject to triggering events after the closing of the Merger. Based on the illustrative amount of “earn-out” shares of 19,298,520 shares to be issued to holders of Rover common stock, Rover preferred stock and Rover Warrants, the triggering events that will result in the issuance of the earnout shares during the earnout period are the following: (i) 8,577,120 shares if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $12.00 over any twenty trading days within any thirty trading day period during the earnout period; (ii) 8,577,120 shares if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $14.00 over any twenty trading days within any thirty trading day period during the earnout period; and (iii) 2,144,280 shares if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period during the earnout period. If, during the earnout period, there is a change of control transaction, then all remaining triggering events that have not previously occurred shall be deemed to have occurred.  See “The Business Combination Agreement”.

Q:	WHAT ARE FOUNDER SHARES?
A:

Shares of Caravel Class B Common Stock, which will convert into shares of Caravel Class A Common Stock on a one-to-one basis at the Effective Time. The Sponsor and related parties hold 6,875,000 Founder Shares that vest upon certain triggering events. As a result of the Business Combination, the Founder Shares will be modified and remain restricted until vesting upon the occurrence of certain triggering events through the earnout period. The conditions and triggering events related to the Founder Shares are outlined as follows:

•	If there are no Caravel Class A Common Stock redemptions and no are Backstop Shares purchased by the Sponsor, then the vesting will occur based on the following conditions:
•

2,750,000 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $12.00 over any twenty trading days within any thirty trading day period during the earnout period.

•

2,750,000 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $14.00 over any twenty trading days within any thirty trading day period during the earnout period.

•

1,375,000 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period during the earnout period.

•	If the Sponsor’s purchase of Backstop Shares is greater than zero, then the following number of Founder Shares will vest at Closing:
•

50% of the Founder Shares outstanding as of the Closing multiplied by the quotient of (i) the aggregate purchase price for the Backstop Shares actually purchased (assuming a price of $10.00 per Backstop Share) amount divided by (ii) $50.0 million, capped at 50% of total Founder Shares outstanding at the Closing or 3,437,500 held by the Sponsor at the Closing.

•

If the value of the redeemed Caravel Class A Common Stock is greater than the aggregate purchase price for the Backstop Shares actually purchased (assuming a price of $10.00 per redeemed Caravel Class A Common Stock and Backstop Share) (the “Excess Amount”), then the following number of additional Founder Shares will be forfeited at Closing:

•	50% of the Founder Shares outstanding as of the Closing multiplied by the quotient of (i) the Excess Amount (capped at $200.0 million) divided by (ii) $200.0 million.
•	Any Founder Shares that are not vested or forfeited at the Closing will vest following the Closing based on the following conditions:
•

40% of the remaining shares will vest if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $12.00 over any twenty trading days within any thirty trading day period during the earnout period.

•

40% of the remaining shares will vest if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $14.00 over any twenty trading days within any thirty trading day period during the earnout period.

•

20% of the remaining shares will vest if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period during the earnout period.

Q:	WHAT ARE BACKSTOP SHARES?
A:

In connection with the execution of the Business Combination Agreement, Caravel and certain affiliates of the Sponsor entered into a backstop subscription agreement pursuant to which such affiliates agreed to, among other things, purchase shares of Caravel Class A Common Stock, at a price of $10.00 per share, in an aggregate amount of up to $50,000,000 (or such greater amount at the election of such affiliates) to the extent of the amount of any redemption of shares of Caravel Class A Common Stock. Such shares are referred to herein as “Backstop Shares”. The purchase of the Backstop Shares would be consummated immediately prior to the Closing, and the Backstop Shares would not be entitled to be voted at the special meeting and will therefore have no impact on the outcome of the vote to approve the Business Combination or the other proposals presented at the special meeting. As a result of the subscription for Backstop Shares, redemptions of up to $50,000,000 of shares of Caravel Class A Common Stock (or such greater amount at the election of such affiliates) would not impact Caravel’s available cash at Closing since the cash used to satisfy such redemptions would be replaced by the funding provided in connection with such subscription for Backstop Shares, which may have an impact on the satisfaction of the Minimum Cash Condition.

Q:	IS THERE A LIMIT ON THE CASH CONSIDERATION PAYABLE TO ROVER STOCKHOLDERS?
A:

The aggregate cash consideration payable in connection with the Closing (the “Maximum Cash Payment Amount”) will not exceed (a) the lesser of (1) the aggregate amount of cash that would be payable in satisfaction of each share of Rover common stock and Rover preferred stock for which a cash election was made (the “Aggregate Cash Election Amount”) and (2) the amount of aggregate cash consideration that would result in New Rover holding $250,000,000 of cash as of immediately after the Effective Time of the Business Combination after giving effect to the payment of such cash consideration and payment of unpaid transaction expenses of Rover and Caravel as of immediately prior to the Effective Time of the Business Combination. The Maximum Cash Payment Amount will also be reduced so that the aggregate cash consideration payable in connection with the Closing does not exceed 19.9% of the value of the aggregate consideration payable to Rover stockholders in connection with the Closing. The actual determination of the aggregate cash consideration available will depend on the amount of redemptions of Caravel Class A Common Stock, unpaid transaction expenses and other variables, the final amounts of which will not be known until the Effective Time of the Business Combination. As a result, allocation of cash and shares of New Rover payable as merger consideration to Rover stockholders, and the allocation of cash consideration among the cash electing Rover stockholders, will not be known until the Closing. See “The Business Combination Agreement”.

Q:	HOW WILL CASH PAYMENTS BE ALLOCATED IF THE CASH ELECTION AMOUNT EXCEEDS THE CASH CONSIDERATION PAYABLE?
A:

In the event that the Aggregate Cash Election Amount exceeds the aggregate amount of the cash consideration payable in connection with the Closing, the Maximum Cash Payment Amount will be allocated among the holders of Rover common stock and Rover preferred stock that have made elections to receive cash consideration pursuant to procedures set forth in the Business Combination Agreement, and such holders will be deemed to have made elections to receive stock consideration with respect to any shares of Rover common stock and Rover preferred stock with respect to which they do not receive cash consideration. Pursuant to such procedures, the number of cash electing shares will be reduced to a number of shares equal to the quotient of (a) the Maximum Cash Payment Amount divided by (b) the Per Share Value (the “Available Cash Electing Shares”), and the remaining cash electing shares will be deemed to be stock electing shares for purposes of determining the form of merger consideration payable under the Business Combination Agreement. Available Cash Electing Shares will be initially allocated to each cash electing holder in a number equal to the lesser of (a) the number of cash electing shares held by such holder and (b) the product of (i) the Available Cash Electing Shares, multiplied by (ii) the quotient of (A) the number of Rover shares held by such holder as of the cash/stock election date divided by (B) the number of Rover shares held by all cash electing holders as of the cash/stock election date (in each case of the foregoing clauses (A) and (B), calculated on an as-converted to common stock basis, and including shares issuable with respect to vested Rover options (but not Rover warrants or unvested Rover options)). Following such initial allocation, any remaining Available Cash Electing Shares will be allocated to cash electing holders by applying substantially the same allocation methodology until all of the Available Cash Electing Shares have been allocated.

Q:	HOW WILL CASH ELECTIONS AFFECT THE CONSIDERATION FOR ROVER STOCKHOLDERS WHO ELECT TO RECEIVE COMMON STOCK?
A:

Holders of shares of Rover common stock and Rover preferred stock entitled to receive consideration in connection with the Closing  will be entitled to make an election to receive the per share value with respect to each such share in the form of either (i) cash in the amount of the Per Share Value or (ii) or a number shares of New Rover Common Stock equal to the Per Share Value divided by $10.00 (as adjusted for stock splits and similar changes or transactions with respect to the New Rover Common Stock). The impact of cash elections will be to reduce the number of shares of Caravel Class A Common Stock issuable to Rover stockholders as merger consideration in the Merger and accordingly reduce the aggregate number of shares of Caravel Class A Common Stock issued and outstanding after the Effective Time.

Q:	WHAT ARE THE PROCEDURES FOR ROVER STOCKHOLDERS TO ELECT TO RECEIVE CASH?
A:

Pursuant to the Business Combination Date, Rover will deliver a form of election to each Rover stockholder, together with instructions for completing and submitting the form of election to receive merger consideration in cash. Each Rover stockholder entitled to receive consideration in the Merger may use the form of election to irrevocably make a cash election or a stock election with respect to such Rover stockholder’s shares of Rover stock in accordance with such instructions. In the event that any such Rover stockholder fails to make a proper cash election or stock election with respect to any of such Rover stockholder’s shares of Rover stock prior to 5:00 p.m. (Pacific time) on the tenth (10th) business day following the date the form of election is delivered to the Rover stockholders, such Rover stockholder shall be automatically and irrevocably deemed to have made a stock election with respect to those shares. Rover stockholders will be receiving separate communications from Rover following the date of this proxy statement/prospectus/information statement for purposes of electing to receive merger consideration in cash. For a description of the procedures that will apply if the Aggregate Cash Election Amount exceeds the aggregate amount of cash consideration payable in connection with the Closing, see “HOW WILL CASH PAYMENTS BE ALLOCATED IF THE CASH ELECTION AMOUNT EXCEEDS THE CASH CONSIDERATION PAYABLE?” above.

Q:	WHEN WILL THE MERGER BE COMPLETED?
A:

The parties currently expect that the Merger will be completed during the second quarter of 2021. Pursuant to the Business Combination Agreement, the parties have agreed to not initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of thereof. However, neither Caravel nor Rover can assure you of when or if the Merger will be completed and it is possible that factors outside of the control of both companies could result in the Merger being completed at a different time or not at all. Caravel must first obtain the approval of Caravel stockholders for each of the proposals set forth in this proxy statement/prospectus/information statement for their approval (other than the Governance Proposal and the Adjournment Proposal), Rover must first obtain the written consent of Rover stockholders to adopt the Rover Merger Proposal, and Caravel and Rover must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Business Combination Agreement—Closing Conditions”.

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?
A:

If Caravel does not complete the Merger with Rover for any reason, Caravel would search for another target business with which to complete a business combination. If Caravel does not complete the merger with Rover and does not complete an initial business combination with another target business by December 11, 2022 (the “Outside Date”), Caravel must redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of outstanding Public Shares. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, its Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Caravel’s outstanding warrants. Accordingly, such warrants will expire worthless.  Furthermore, if the Merger is not completed, Rover stockholders will not receive any consideration for their shares of Rover common stock or Rover preferred stock. Instead, Rover will remain a privately-held independent company. See “The Business Combination Agreement—Termination; Effectiveness” and “Risk Factors”.

Q:	WHAT ARE THE CONDITIONS TO COMPLETION OF THE MERGER?
A:

There are a number of closing conditions in the Business Combination Agreement, including, but not limited to, that Caravel and Rover stockholders have approved the Merger and adopted the Business Combination Agreement. For a summary of the conditions that must be satisfied or waived prior to Closing of the Business Combination, see “The Business Combination Agreement—Closing Conditions”.

Q:	CAN CARAVEL OR ROVER SEEK AN ALTERNATE TRANSACTION?
A:

Pursuant to the Business Combination Agreement, Rover has agreed to not, and to use reasonable best efforts to cause its representatives to not, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction.  Also pursuant to the Business Combination Agreement, Caravel has agreed to not, and agreed to cause Merger Sub not to, and has agreed to instruct and use its reasonable best efforts to cause its representatives not to, (i) make any proposal or offer that constitutes a business combination proposal, (ii) initiate any discussions or negotiations with any person with respect to a business combination proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a business combination proposal. In addition, Caravel has agreed that the Caravel Board  shall not withdraw, amend, qualify or modify its recommendation to the Caravel stockholders that they vote in favor of the proposals set forth herein, and any such action will give Rover the right to terminate the Business Combination Agreement. See  “The Business Combination Agreement”.

QUESTIONS AND ANSWERS ABOUT CARAVEL’S SPECIAL STOCKHOLDER MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?
A:	Caravel stockholders are being asked to vote on the following proposals:

1.the Business Combination Proposal;

2.the Governing Documents Proposal;

3.the Governance Proposal;

4.the Nasdaq Proposal;

5.the Incentive Plan Proposal;

6.the ESPP Proposal;

7.the Director Election Proposal; and

8.the Adjournment Proposal.

Consummation of the transactions is conditioned on the approval of each of the Business Combination Proposal, the Governing Documents Proposal; the Nasdaq Proposal; the Incentive Plan Proposal; the ESPP Proposal; and the Director Election Proposal. If any of these approvals is not approved, we will not consummate the transactions.

Q:	WHY IS CARAVEL PROPOSING THE MERGER?
A:

Caravel was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (collectively, a “business  combination”).

In December 2020, Caravel completed the Caravel IPO, generating gross proceeds of $275,000,000. Since the Caravel IPO, Caravel’s activity has been limited to the evaluation of business combination candidates.

Rover is the world’s largest online marketplace for pet care. Rover connects pet parents with caring pet care providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, drop-in visits, and grooming.

Based on its due diligence investigations of Rover and the industry in which it operates, including the financial and other information provided by Rover in the course of their negotiations in connection with the Business Combination Agreement, Caravel believes that Rover has attractive growth expansion opportunities and a strong management team that will benefit from the consummation of the Business Combination and with the infusion of additional capital improving Rover’s ability to grow.

See “Proposal No. 1—The Business Combination Proposal—Recommendation of the Caravel Board of Directors and Reasons for the Business Combination”.

Q:	DID THE CARAVEL BOARD OF DIRECTORS OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?
A:

The Caravel Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Merger. Caravel’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Caravel’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Merger. In addition, Caravel’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the Caravel Board in valuing Rover’s business in the context of that collective experience.

Q:	DO I HAVE REDEMPTION RIGHTS?
A:

If you are a holder of Public Shares, you have the right to demand that Caravel redeem such shares for a pro rata portion of the cash held in the Trust Account, regardless of whether you vote and if you do vote regardless of whether you vote for or against the Business Combination Proposal (such rights, “Redemption Rights”).

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the Public Shares. Accordingly, all Public Shares in excess of 15% held by a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?
A:

Holders of Public Shares will be entitled to receive cash for these shares only if they no later than 5:00 p.m. (Eastern time) on July 26, 2021 (two (2) business days prior to the date of the Special Meeting):

i.	submit a written request to Caravel’s transfer agent that Caravel redeem their Public Shares for cash;
ii.	certify in such demand for redemption that they “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act); and

iii. deliver such Public Shares to Caravel’s transfer agent (physically or electronically).

If the Business Combination is not completed, these shares will not be redeemed. If a holder of Public Shares properly demands redemption , Caravel will redeem each Public Share for a full pro rata portion of the Trust Account holding the proceeds from the Caravel IPO, calculated as of two business days prior to the consummation of the Business Combination. A holder of Public Shares may elect to redeem without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal. As of July 8, 2021, the Caravel Record Date, this would amount, for illustrative purposes only, to approximately $10.00 per share. If a holder of Public Shares exercises its Redemption Rights, then it will be exchanging its shares of Caravel Common Stock for cash and will no longer own the shares.

Holders of units must elect to separate the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact Caravel’s transfer agent directly and instruct them to do so. Public Stockholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to Caravel’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Caravel’s transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of Redemption Rights must be received by Caravel’s transfer agent prior to the vote taken on the Business Combination Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the Special Meeting.

If a holder of Public Shares votes for or against the Business Combination Proposal and demand is properly made as described above, then, if the Merger is consummated, Caravel will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your Redemption Rights, then you will be exchanging your Public Shares for cash.

For a discussion of the material U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of these Redemption Rights, see “Certain U.S. Federal Income Tax Consequences—Tax Consequences of a Redemption of Caravel Public Shares”.

Q:	WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC STOCKHOLDERS VOTE IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?
A:

Caravel’s Public Stockholders may vote in favor of the Business Combination Proposal and still exercise their Redemption Rights. Accordingly, the Merger may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemptions by Public Stockholders. However, Caravel may not be required to consummate the Merger if the aggregate funds in the Trust Account falls below $5,000,001. Also, with fewer Public Shares and Public Stockholders, the trading market for New Rover Common Stock may be less liquid than the market for Caravel Class A Common Stock prior to the merger and New Rover may not be able to meet the listing standards of Nasdaq. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Rover’s business will be reduced.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?
A:

The Sponsor is the owner of record and is entitled to vote approximately of 20% of the outstanding shares of Caravel Common Stock. The Sponsor has agreed to vote any Founder Shares and any Public Shares held by it as of the Caravel Record Date in favor of the proposals. See “Certain Agreements Related to the Business Combination—Sponsor Support Agreement”.

Q:	WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?
A:

A majority of the voting power of the issued and outstanding Caravel Common Stock entitled to vote at the Special Meeting must be represented at the meeting by virtual attendance or by proxy to constitute a quorum and in order to conduct business at the Special Meeting. If an Caravel stockholder fails to vote his, her or its shares online during the Special Meeting or by proxy, or if a broker fails to vote online during the Special Meeting or by proxy shares held by it in nominee name, such shares will not be counted for the purposes of establishing a quorum. If an Caravel stockholder who holds his, her or its shares in “street name” through a broker or other nominee fails to give voting instructions to such broker or other nominee (a “Broker Non-Vote”) on all of the proposals set forth in this proxy statement/prospectus/information statement, such shares will not be counted in establishing if a quorum exists. An abstention from voting, shares represented at the Special Meeting by virtual attendance or by proxy but not voted on one or more proposals, or a Broker Non-Vote, so long as the stockholder has given the broker or other nominee voting instructions on at least one of the proposals in this proxy statement/prospectus/information statement, will each count as present for the purposes of establishing a quorum. The holder of the Founder Shares, who currently owns approximately 20% of the issued and outstanding shares of Caravel Common Stock, has committed its shares to be present at the Special Meeting and will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting, the presence by virtual attendance or by proxy of 17,187,501 shares of Caravel Common Stock (10,312,501, representing 37.5% of the Public Shares, in addition to the Founder Shares) would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?
A:

The Business Combination Proposal: The affirmative vote of the holders of a majority of the votes cast by holders of outstanding shares of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting, is required to approve the Business Combination Proposal. Caravel stockholders must approve the Business Combination Proposal in order for the Merger to occur. If Caravel stockholders fail to approve the Business Combination Proposal, the Merger will not occur. As further discussed in the section entitled “Certain Agreements Related to the Business Combination—Sponsor Support Agreement”, the Sponsor has entered into an agreement with Caravel (the “Sponsor Support Agreement”) pursuant to which the Sponsor has agreed to vote shares representing approximately 20% of the aggregate voting power of the Caravel Common Stock in favor of the Business Combination Proposal.

The Governing Documents Proposal: The approval of the Governing Documents Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding Caravel Class B Common Stock, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Caravel Common Stock, voting together as a single class.

The Governance Proposal: The non-binding, advisory approval of certain provisions included in the Caravel amended and restated certificate of incorporation requires the affirmative vote of the holders of a majority of the total votes cast on such proposal.

The Nasdaq Proposal: The approval of the Nasdaq Proposal requires the affirmative vote of the holders of a majority of the total votes cast on such proposal.

The Incentive Plan Proposal: The approval of the Incentive Plan Proposal requires the affirmative vote of the holders of a majority of the total votes cast on such proposal.

The ESPP Proposal: The approval of the ESPP Proposal requires the affirmative vote of the holders of a majority of the total votes cast on such proposal.

The Director Election Proposal: In order to be elected as a director as described in the Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Special Meeting, which means that the nominees with the most votes are elected.

The Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the total votes cast on such proposal.

Q:	DO ANY OF CARAVEL’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF CARAVEL STOCKHOLDERS?
A:	Caravel’s executive officers and certain non-employee directors may have interests in the Merger that may be different from, or in addition to, the interests of Caravel stockholders generally.

The market value of the Founder Shares that will be worthless if the transaction is not completed is $67,546,750, based on the closing price of shares of Caravel Class A Common Stock as of July 1, 2021 and assuming that the market value of shares of Caravel Class B Common Stock is equivalent to the market value of shares of Caravel Class A Common Stock. The market value of the Private Placement Warrants purchased by the Sponsor that will expire if the transaction is not completed is $13,443,668, based on the closing price of Public Warrants as of July 1, 2021 and assuming that the market value of Private Placement Warrants is equivalent to the market value of Public Warrants. The current market value of the shares of Caravel Class A Common Stock that the Subscribers will receive in exchange for the $50.0 million PIPE investment is $49,850,000, based on the closing price of shares of Caravel Class A Common Stock as of July 1, 2021. The value of the out of pocket expenses incurred by the Sponsor, directors, officers and their affiliates that is subject to reimbursement is $7,800. See “Proposal No. 1—The Business Combination Proposal—Interests of Caravel’s Directors and Officers in the Merger”.

Q:	WHAT DO I NEED TO DO NOW?
A:

After carefully reading and considering the information contained in this proxy statement/prospectus/information statement, please submit your proxies as soon as possible so that your shares will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?
A:	If you are a stockholder of record of Caravel as of July 8, 2021, you may submit your proxy before the Special Meeting in any of the following ways:
1.	visit the website shown on your proxy card to vote via the Internet; or

2.	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record of Caravel as of the Caravel Record Date, you may also vote online during the Special Meeting or any adjournment thereof by accessing https://web.lumiagm.com/228541062.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to participate in the virtual Special Meeting will need to obtain a proxy form from their broker, bank or other nominee and email a copy (a legible photograph is sufficient) of your legal proxy to SPACSUPPORT@astfinancial.com.

Q:	HOW DO I REGISTER TO PARTICIPATE IN THE SPECIAL MEETING?
A:	To register for the virtual Special Meeting, please follow these instructions as applicable to the nature of your ownership of Caravel Common Stock.

If your shares are registered in your name with Caravel’s transfer agent and you wish to participate in the online-only virtual Special Meeting, go to https://web.lumiagm.com/228541062, enter the control number you received on your proxy card and click on “Click here” to preregister for the online meeting link at the top of  the page. Just prior to the start of the meeting, you will need to log back  into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

Beneficial holders who wish to participate in the online-only virtual Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to help@astfinancial.com. Beneficial holders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Caravel’s transfer agent, a beneficial holder will receive an email prior to the Special Meeting with a link and instructions for entering the virtual meeting. Beneficial holders should contact Caravel’s transfer agent at least five business days prior to the Special Meeting date.

Q:	HOW DO I ACCESS THE VIRTUAL SPECIAL MEETING WEBSITE?
A:

You will need your control number for access. If you do not have your control number, contact American Stock Transfer & Trust Company at the phone number or email address below. Beneficial owners who hold shares through a bank, broker or other intermediary will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact American Stock Transfer & Trust Company to have a control number generated. American Stock Transfer & Trust Company’s contact information is as follows: (800) 937-5549 or email help@astfinancial.com.
Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?
A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares.

Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Caravel or by voting in person at the Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you wish to participate in the virtual Special Meeting and vote online during the Special Meeting, but are not a stockholder of record because you hold your shares in “street name”, obtain a legal proxy from your broker, bank or other nominee and email a copy (a legible photograph is sufficient) of your legal proxy to SPACSUPPORT@astfinancial.com.

Your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe all of the proposals presented to the stockholders at the Special Meeting will be considered non-discretionary and, therefore, your broker, bank or other nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting.

If you are a Caravel stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Governing Documents Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal or the Adjournment Proposal. Such Broker Non-Votes will be the equivalent of a vote “AGAINST” the Governing Documents Proposal but will have no effect on the Business Combination Proposal, the Governance Proposal, Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal or the Adjournment Proposal. Your broker, bank or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker, bank or other nominee to vote your shares in accordance with directions you provide.

Q:	WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?
A:

For purposes of the Special Meeting, an abstention occurs when a stockholder’s shares are represented at the Special Meeting by virtual attendance but not voted on one or more proposals or a proxy is returned with an “abstain” vote.

If you are a Caravel stockholder and your shares are represented at the Special Meeting by virtual attendance and you fail to vote on the Governing Documents Proposal, or if you respond to such proposal with an “abstain” vote, your failure to vote or “abstain” vote in each case will have the same effect as a vote “AGAINST” such proposals.

If you are an Caravel stockholder and your shares are represented at the Special Meeting by virtual attendance and you fail to vote on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?
A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the Caravel stock represented by your proxy will be voted as recommended by the Caravel Board with respect to that proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?
A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may do this in one of three ways:
1.	filing a notice with the corporate secretary of Caravel;

2.	mailing a new, subsequently dated proxy card; or

3.	by participating in the virtual Special Meeting and voting online during the virtual Special Meeting.

If you are a stockholder of record of Caravel and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Caravel, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111 and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 pm on July 27, 2021, or by participating in the virtual Special Meeting and voting online during the Special Meeting. Simply participating in the virtual Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of Caravel Common Stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?
A:

If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will continue to be a stockholder of Caravel. As a corollary, failure to vote either for or against the Business Combination Proposal means you will not have any Redemption Rights in connection with the Merger to exchange your Public Shares for a pro rata share of the funds held in the Trust Account. If you fail to take any action with respect to the Special Meeting and  is not approved, you will continue to be a stockholder of Caravel while Caravel searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?
A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/information statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?
A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus/information statement or the enclosed proxy card, you should contact Morrow Sodali LLC, the proxy solicitation agent for Caravel, toll-free at (800) 662-5200.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

This summary highlights selected information included in this proxy statement/prospectus/information statement and does not contain all of the information that may be important to you. You should read this entire document and its annexes, and the other documents referred to herein before you decide how to vote

Parties to the Merger

Caravel

Caravel is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Caravel’s Class A Common Stock, units and warrants are currently listed on The Nasdaq Capital Market under the symbols “NEBC”, “NEBCU” and “NCBCW”, respectively. Following the Merger, Caravel will change its name to “A Place for Rover, Inc. (d/b/a “Rover”) and apply for continued listing on The Nasdaq Global Select Market under the symbols “ROVR” and “ROVRW” (no units will exist after the Merger).

The mailing address of Caravel’s principal executive office is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111 and the telephone number of Caravel’s principal executive office is (415) 780-9975.

Merger Sub

Merger Sub is a Delaware corporation, and Caravel’s direct wholly owned subsidiary, incorporated by Caravel on February 9, 2021 to facilitate the Merger. In the Merger, Merger Sub will merge with and into Rover, with Rover being the surviving entity. Rover stockholders will exchange their shares of Rover common stock and Rover preferred stock for cash and shares of Caravel Class A Common Stock as consideration in the Merger.

The mailing address of Merger Sub’s principal executive office is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111 and its telephone number is (415) 780-9975.

Rover

Rover is the world’s largest online marketplace for pet care. Rover connects pet parents with caring pet care providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, drop-in visits, and grooming. Through March 31, 2021, more than two million unique pet parents have booked a service on Rover with more than 500,000 pet care providers across North America and Europe, enabling millions of moments of joy and play for people and pets.

Rover was incorporated under the laws of the State of Delaware on June 16, 2011. Rover’s principal executive offices are located at 711 Capitol Way S., Suite 204, Olympia, WA 98501, and Rover’s telephone number is (888) 453-7889.

The Business Combination Agreement

The terms and conditions of the Merger are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus/information statement. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Merger.

If the Business Combination Agreement is approved and adopted and the Merger is subsequently completed, Merger Sub will merge with and into Rover with Rover surviving the Merger as a wholly owned subsidiary of Caravel Merger.

Merger Consideration

As of immediately prior to the Effective Time, each outstanding share of Rover common stock and Rover preferred stock will be converted into, at the election of the holder thereof (subject to the limitations on such elections set forth in the Business Combination Agreement) the right to receive (i) an amount of cash or shares of Caravel Class A Common Stock, based on the pro rata portion applicable to such share of Rover common stock or Rover preferred stock, as applicable, of an aggregate purchase price equal to $1.350 billion, as adjusted by (a) Rover’s cash, indebtedness, and accrued tax liabilities as of immediately prior to the Effective Time of the Merger, (b) the unpaid transaction expenses of Rover and Caravel as of immediately prior to the Effective Time of the Business Combination, and (c) the aggregate exercise price of Rover Options and Rover Warrants outstanding as of immediately prior to the Effective Time, which options and warrants will be assumed by Caravel subject to the terms and conditions set forth in the Business Combination Agreement and (ii) the contingent “earn-out” right to receive a pro rata portion of up to 22,500,000 shares of Caravel Common Stock in the aggregate based on the achievement of certain trading price targets following the Closing, which amount of “earn-out” shares will be adjusted based on a formula set forth in the Business Combination Agreement to reflect a portion of the value of such “earn-out” shares deemed to be earned upon exercise of Rover Options and Rover Warrants assumed by Caravel in the Business Combination. Since the foregoing adjustments to the purchase price are calculated in connection with the closing of the Business Combination, the exact value of the aggregate purchase price will not be known with certainty until the Closing.  Assuming for illustrative purposes adjustments to the purchase price (which adjustments are based on estimates as of the date of this proxy statement/prospectus/information statement and subject to change) consisting of (1) an increase of approximately $46.8 million on account of Rover’s cash, indebtedness or accrued tax liabilities, (2) a decrease of approximately $30.0 million on account of unpaid transaction expenses and (3) an increase of $36.3 million on account of the aggregate exercise price of outstanding Rover Options and Rover Warrants, the aggregate purchase price would be approximately $1.403 billion.  The pro rata amount of cash or shares of Caravel Class A Common Stock which the Rover stockholders would be entitled to receive upon completion of the Merger with respect to each share of Rover common stock or Rover preferred stock outstanding as of immediately prior to the Merger is calculated under the Business Combination Agreement based on the aggregate purchase price divided by the fully diluted number of shares of Rover common stock and preferred stock as of immediately prior to the Effective Time of the Business Combination (including shares issuable with respect to Rover’s options and warrants outstanding as of immediately prior to the Effective Time, whether or not vested or exercisable. Based on the illustrative, estimated aggregate purchase price of $1.403 billion and assuming for illustrative purposes no change to the outstanding fully diluted number of Rover shares as of the date of this date of this proxy statement/prospectus/information statement (which is subject to change), and based on a reference price for shares of Caravel Class A Common Stock of $10.00 per share as provided in the Business Combination Agreement, each share of Rover common stock or Rover preferred stock would be converted upon the completion of the Merger into $10.15 in cash or 1.0153 shares of Caravel Class A Common Stock, on the terms and subject to the conditions set forth in the Business Combination Agreement. The valuation ascribed to the Rover business and reference price for shares of Caravel Class A Common Stock under the terms of the Business Combination Agreement may not be indicative of the price that will prevail in the trading market following the Business Combination and the trading price of Caravel Class A Common Stock may fluctuate substantially and may be higher or lower than the reference price. As a result, Rover stockholders cannot be sure of the value of the shares of Caravel Class A Common Stock they will receive in the Business Combination

Matters Being Voted On

The Carvel stockholders will be asked to consider and vote on the following proposals at the Special Meeting:

1.

a proposal to adopt the Business Combination Agreement and approve the transactions described in this proxy statement/prospectus/information statement. See “Proposal No. 1—The Business Combination Proposal”;

2.	a proposal to approve and adopt the amended and restated certificate of incorporation of Caravel. See “Proposal No. 2—The Governing Documents Proposal”;
3.

a proposal to vote upon, on a non-binding advisory basis, certain governance provisions in the proposed amended and restated certificate of incorporation, presented separately, in accordance with the requirements of the SEC. See “Proposal No. 3—The Governance Proposal”;

4.

a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Rules 5635(a), (b), (c) and (d) the issuance of more than 20% of the issued and outstanding shares of Caravel Common Stock in connection with the transactions contemplated by the Business Combination Agreement, including the issuance of Caravel Class A Common Stock as Merger Consideration and the PIPE Investment, and the potential change of  control in  connection with the Business Combination.  See “Proposal No. 4—The Nasdaq Proposal”;

5.	a proposal to approve and adopt the 2021 Incentive Plan (as defined herein), including the authorization of the initial share reserve thereunder. See “Proposal No. 5—The Incentive Plan Proposal”;

6.	a proposal to approve and adopt the ESPP (as defined herein), including the authorization of the initial share reserve thereunder. See “Proposal No. 6—The Employee Stock Purchase Proposal”;
7.

a proposal to elect, effective as of and subject to the Effective Time of the Business Combination, eight (8) directors to the Board, effective immediately upon the Closing, with each Class I director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2022, each Class II director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2023 and each Class III director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2024, or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death. See “Proposal No. 7—The Director Election Proposal”; and

8.

a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Governing Documents Proposal,  the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal.  See “Proposal No. 8—The Adjournment Proposal”.

Recommendation of the Caravel Board of and Reasons for the Merger

After careful consideration, the Caravel Board has unanimously determined that the Merger, on the terms and conditions set forth in the Business Combination Agreement, is advisable and in the best interests of Caravel and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus/information statement be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus/information statement. The Caravel Board unanimously recommends that Caravel stockholders vote “FOR” the Business Combination Proposal, “FOR” the Governing Documents Proposal, “FOR” the Governance Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal (if necessary). See “Proposal No. 1 – The Business Combination Proposal—Recommendation of the Caravel Board and Reasons for the Business Combination”.

Interests of Caravel’s Directors and Officers in the Merger

Certain of Caravel’s executive officers and directors may have interests in the Merger that may be different from, or in addition to, the interests of Caravel stockholders. The members of the Caravel Board were aware of and considered these interests, among other matters, when they approved the Business Combination Agreement and recommended that Caravel stockholders approve the proposals required to effect the Merger. See “Proposal No. 1—The Business Combination Proposal—Interests of Caravel’s Directors and Officers in the Merger”.

Impact of the Business Combination on the Post-Combination Company

The following table illustrates varying ownership levels for Caravel after the Business Combination under two scenarios: one with no redemptions by Caravel’s Public Stockholders and one with maximum redemptions by Caravel’s Public Stockholders. In addition, the ownership percentages below are based on the assumption that there are no adjustments for the outstanding Public Warrants issued in connection with the Caravel IPO as such securities are not exercisable until the later of December 11, 2021 and thirty (30) days after the Closing. There are also no adjustments for the estimated 23,367,001 shares reserved for the potential future issuance of New Rover Common Stock upon the exercise of the New Rover Options.

	Assuming No Redemptions(1)	Assuming Maximum Redemptions(2)
Caravel’s public stockholders	18.6%	1.8%
PIPE Investors	3.4%	3.7%
Sponsor and related parties	-%	6.2%
Current Rover stockholders	78.0%	88.3%

(1)

Assumes none of the 27,500,000 outstanding shares  of Caravel Class A Common Stock are redeemed. Assumes 115,091,333 shares of New Rover Class A common stock will be issued to current Rover stockholders in the Merger (based on an exchange ratio of 1.0153 shares of Caravel Class A Common Stock for each share of Rover common stock and Rover preferred stock) and Rover stockholders elect a maximum of $45.0 million in cash consideration. Does not include 6,875,000 shares of Caravel Class B Common Stock that are subject to vesting and assumes that based on the triggering events none will vest at the Closing. Does not take into account any Earnout Shares that may be issued after the merger.

(2)

Assumes 25,025,500 shares of Caravel Class A Common Stock will be redeemed, which would still provide the minimum aggregate financing proceeds of $125,000,000, based on an assumed redemption price of $10.00 per share) and before giving effect to certain transaction costs. Assumes 119,523,722 shares of New Rover Class A common stock are issued to current Rover stockholders in the Merger (based on an exchange ratio of 1.0153 shares of Caravel Class A Common Stock for each share of Rover common stock and Rover preferred stock).  Includes 5,000,000 shares of New Rover Common Stock that the Sponsor would purchase at $10.00 per share as part of the $50.0 million equity backstop. Assumes that 3,437,500 Founder Shares will meet the triggering events and vest upon the Closing and 3,437,500 Founder Shares will be forfeited.  Under the maximum redemption, no cash consideration would be paid to the Rover stockholders. Does not take into account any Earnout Shares that may be issued after the merger.

The figures in the above table are presented only as illustrative examples and are based on the assumptions described above, which may be different from the actual amount of redemptions in connection with the Merger.

Regulatory Approvals Required for the Merger

Completion of the Merger is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Caravel and Rover each has agreed to use its reasonable best efforts to obtain all required regulatory approvals. Caravel is in the process of filing notices and applications to obtain the necessary regulatory approvals. Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated. The regulatory approvals to which completion of the merger are subject are described in more detail under “Proposal No. 1—The Business Combination Proposal—Regulatory Approvals Required for the Merger”.

Listing of New Rover Stock

Caravel Class A Common Stock is listed on Nasdaq under the symbol “NEBC” and Caravel warrants are listed on Nasdaq under the symbol “NEBCW”.  Following the merger, New Rover Common Stock (including common stock issuable in the Merger) and warrants (the current Caravel warrants, including, for the avoidance of doubt, the Private Placement Warrants) will be listed on The Nasdaq Global Select Market under the symbols “ROVR” and “ROVRW”, respectively.

Appraisal Rights

Holders of Caravel Common Stock do not have appraisal rights in connection with the Business Combination. Holders of shares of Rover stock who (i) do not consent to the adoption of the Business Combination Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Rover within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value”. The “fair value” of their shares as so determined could be more than, the same as or less than the consideration payable pursuant to the Business Combination Agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See “Appraisal Rights of Rover Stockholders” attached to this proxy statement/prospectus/information statement as Annex F and Section 262 of the DGCL attached to this proxy statement/prospectus/information statement as Annex G.

Conditions to the Merger

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) obtaining required approvals of the Business Combination and related matters by the respective stockholders of Caravel and Rover, (ii) the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement forms a part, filed by Caravel in connection with the Business Combination, (iii) receipt of approval for listing on Nasdaq the shares of Caravel Class A Common Stock to be issued in connection with the Merger, (iv) that Caravel have at least $5,000,001 of net tangible assets upon the Closing and (v) the absence of any injunctions enjoining or prohibiting the consummation of the Merger.

Other conditions to Rover’s obligations to consummate the Merger include, among others, that as of the Closing, the amount of cash equal to the sum of (i) the Trust Account, after deducting the amount required to satisfy Caravel’s obligations to its stockholders (if any) that exercise their rights to redeem their Caravel Common Stock pursuant to Caravel’s certificate of incorporation (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account, (b) any transaction expenses of Rover or its subsidiaries and (c) any transaction expenses of Caravel or its affiliates) plus (ii) the aggregate gross purchase price for the shares in the PIPE Investment actually received by Caravel prior to or substantially concurrently with the Closing, plus (iii) the amounts actually received by Caravel pursuant to the Sponsor Backstop Subscription Agreement (as defined below) prior to or substantially concurrently with the Closing, plus (iv) as of immediately prior to the Closing, the amount of cash and cash equivalents held by Caravel without restriction outside of the Trust Account (other than any amounts received pursuant to any working capital or indebtedness (other than any indebtedness constituting Caravel transaction expenses)) and any interest earned on the amount of cash held inside the Trust Account, must be equal to or greater than $125,000,000.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (i) by written consent of Caravel and Rover, (ii) by Rover, if certain approvals of the stockholders of Caravel, to the extent required under the Business Combination Agreement, are not obtained as set forth therein or if there is a modification in recommendation by the Caravel Board, (iii) by Caravel, if certain approvals of the stockholders of Rover, to the extent required under the Business Combination Agreement, are not obtained within forty-eight (48) hours after the registration statement on Form S-4, of which this proxy statement/prospectus/information statement forms a part, has been declared effective by the SEC and delivered or otherwise made available to stockholders and (iv) by either Caravel or Rover in certain other circumstances set forth in the Business Combination Agreement, including (a) if any Governmental Authority (as defined in the Business Combination Agreement) shall have issued or otherwise entered a final, non-appealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before the August 11, 2021 (the “Agreement End Date”).

Other Agreements

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, Caravel, Caravel Nebula Holdings, LLC (the “Sponsor”), Rover and the Persons set forth on Schedule I thereto (such Persons, together with the Sponsor, the “Sponsor Parties”) entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, (i) each Sponsor Party and each director of Caravel agreed to vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, (ii) each Sponsor Party agreed to deliver a duly executed copy of the Investors Rights Agreement and the Lock-Up Agreement (each as defined below) at the Closing and (iii) each Sponsor Party agreed to subject certain shares of Caravel Class A Common Stock, Caravel Class B Common Stock (the “Caravel Class B Common Stock” and together with the Caravel Class A Common Stock, the “Caravel Common Stock”) and warrants to purchase Caravel Common Stock to certain vesting and forfeiture provisions based on the number of stockholders (if any) that exercise their rights to redeem their Caravel Class A Common Stock pursuant to Caravel’s certificate of incorporation and, following the Closing, based on the achievement of certain trading price targets following the Closing, in each case subject to the terms and conditions of the Sponsor Support Agreement. See “Certain Agreements Related to the Business Combination—Sponsor Support Agreement”.

Rover Holders Support Agreement

In connection with the execution of the Business Combination Agreement, Caravel entered into a support agreement with Rover and certain stockholders of Rover (the “Rover Stockholders” and such agreement, the “Rover Holders Support Agreement”). Pursuant to the Rover Holders Support Agreement, Rover Stockholders agreed to, among other things, vote to adopt and approve, following the effectiveness of the Registration Statement, the Business Combination Agreement and all other documents and transactions contemplated thereby, subject to the terms and conditions of Rover Holders Support Agreement. See “Certain Agreements Related to the Business Combination—Rover Holders Support Agreement”.

Investor Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, Caravel, the Sponsor, certain affiliates of the Sponsor and certain Rover stockholders will enter into the Investors Rights Agreement pursuant to which, among other things, (i) Caravel will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Caravel Class A Common Stock and other equity securities of Caravel that are held by the parties thereto from time to time, (ii) in the event that Caravel sells Backstop Shares (as defined in the Sponsor Backup Subscription Agreement) with an aggregate purchase price of at least $15 million, Caravel will include one individual designated in the Sponsor in the slate of nominees recommended by the Caravel Board (or duly constituted committee thereof) for election as directors at each annual meeting of stockholders at which such nominee’s term expires, subject to the Sponsor and its Affiliates (as defined in the Business Combination Agreement) beneficially owning a certain minimum number of shares of Caravel Common Stock and (iii) Caravel will waive the corporate opportunities doctrine with respect to the Sponsor, its affiliates (including portfolio companies), their respective investors and the director nominees of the foregoing.

See “Certain Agreements Related to the Business Combination—Investors Rights Agreement”.

Lock-Up Agreements

The Business Combination Agreement contemplates that, at the Closing, Caravel, the Sponsor, certain affiliates of the Sponsor and certain Rover stockholders, will enter into a lock-up agreement (the “Lock-Up Agreement”) containing restrictions on transfer with respect to shares of New Rover Common Stock held by each such holder (subject to certain exceptions, the “Lock-Up Shares”) for a period ending on the date that is six months after the date the Closing occurs, provided that, if during such six-month period the volume weighted average price of New Rover Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period (“Triggering Event III”), 50% of each applicable holder’s Lock-Up Shares shall be released from such lock-up on the later of (i) Triggering Event III and (ii) the date that is 90 days after the Closing Date. In addition, Rover equityholders will be subject to substantially similar lock-up terms pursuant to the New Rover

Bylaws following the Closing. See “Certain Agreements Business Combination—Lock-up Agreement” and “Description of New Rover’s Securities”.

Sponsor Backstop Subscription Agreement

In connection with the execution of the Business Combination Agreement, Caravel and True Wind Capital II, L.P. and True Wind Capital II-A, L.P. (together, the “TWC Funds”) entered into a backstop subscription agreement (the “Sponsor Backstop Subscription Agreement”). Pursuant to the Sponsor Backstop Subscription Agreement, the TWC Funds agreed to, among other things, purchase shares of Caravel Common Stock in an aggregate amount of up to $50,000,000 (or such greater amount at the election of the TWC Fund) to the extent of the amount of any redemption of shares of Caravel Common Stock and purchase additional shares of Caravel Common Stock. The TWC Funds also agreed with Caravel to purchase additional shares of Caravel Common Stock in an aggregate amount of up to $50,000,000 if mutually agreed with Rover. See “Certain Agreements Related to the Business Combination—Sponsor Backstop Subscription Agreement”.

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, Caravel entered into the Subscription Agreements with respect to the PIPE Investment. Pursuant to the Subscription Agreements, certain accredited and strategic investors have committed to purchase 5,000,000 shares of Caravel Class A Common Stock (“PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $50,000,000. The closing of the PIPE Investment is conditioned on all conditions set forth in the Business Combination Agreement having been satisfied or waived and other customary closing conditions. The consummation of the PIPE Investment is a closing condition under the Business Combination Agreement.

Special Meeting of Caravel Stockholders

The Special Meeting of Caravel stockholders (the “Special Meeting”) will be held virtually on July 28, 2021, at 1:00 pm Eastern time, and conducted exclusively via live webcast at https://web.lumiagm.com/228541062. At the Special Meeting, Caravel stockholders will be asked to approve the Business Combination Proposal, the Governing Documents Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal (if necessary).

The Caravel Board has fixed the close of business on July 8, 2021 as the record date for determining the holders of Caravel Common Stock entitled to receive notice of and to vote at the Special Meeting. As of the Caravel Record Date, there were 27,500,000 shares of Caravel Class A Common Stock and 6,875,000 shares of Caravel Class B Common Stock outstanding and entitled to vote at the Special Meeting held by one holder of record and five holders of record, respectively. Each share of Caravel Common Stock entitles the holder to one vote at the Special Meeting on each proposal to be considered at the Special Meeting. As of the Caravel Record Date, the Sponsor owns and is entitled to vote 6,775,000 shares of Caravel Common Stock, representing approximately 20% of the shares of Caravel Common Stock outstanding on that date. Caravel currently expects that the Sponsor and its directors and officers will vote their shares in favor of the proposals set forth in this proxy statement/prospectus/information statement, and, pursuant to the Sponsor Letter Agreement, the Sponsor has agreed to do so.

A majority of the voting power of the issued and outstanding Caravel Common Stock entitled to vote at the Special Meeting must be represented at the meeting by virtual attendance or by proxy to constitute a quorum and in order to conduct business at the Special Meeting.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Approval of the Governing Documents Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Caravel Class B Common Stock, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Caravel Common Stock, voting together as a single class. Approval of the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) each require the affirmative vote of the holders of a majority of the total votes cast on such proposal. In order to be elected as a director as described in the Director Election Proposal, a nominee must receive a plurality of all the votes cast at the Special Meeting, which means that the nominees with the most votes are elected.

It is important for you to note that if any of the Business Combination Proposal, the Governing Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal is not approved by Caravel stockholders then the Merger will not be consummated. If Caravel does not consummate the Merger and fails to complete an initial business combination by December 11, 2022 (the “Outside Date”), Caravel will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account to the Public Stockholders.

Comparison of Stockholders’ Rights

Following the Merger, the rights of Caravel stockholders and Rover stockholders who become New Rover stockholders in the Merger will no longer be governed by the existing charters and bylaws of Caravel and Rover, respectively,  and instead will be governed by New Rover’s amended and restated certificate of incorporation (the “New Rover Charter”) and New Rover’s amended and restated bylaws (the “New Rover Bylaws”). See “Comparison of Stockholder Rights”.

Risk Factors

In addition to the other information contained in this proxy statement/prospectus/information statement, including the matters addressed under the heading “Special Note Regarding Forward-Looking Statements”, you should carefully consider all of the risks and uncertainties described in the section of this proxy statement/prospectus/information statement captioned “Risk Factors”. These risks include, but are not limited to, the following:

•	the COVID-19 pandemic has materially adversely impacted and will continue to materially adversely impact Rover’s business, operating results and financial condition;
•

online marketplaces for pet care are still in relatively early stages of growth and if demand for them does not continue to grow or grows slower than expected Rover’s business, financial condition and operating results could be materially adversely affected;

•

if Rover fails to retain existing pet care providers and pet parents or attract new pet care providers and pet parents, Rover’s business, operating results and financial condition would be materially adversely affected;

•

the success of Rover’s platform relies on Rover’s matching algorithms and other proprietary technology and any failure to operate and improve Rover’s algorithms or to develop other innovative proprietary technology effectively could materially adversely affect Rover’s business, financial condition and operating results;

•

any further and continued decline or disruption in the travel and pet care services industries or economic downturn would materially adversely affect Rover’s business, results of operations and financial condition;

•	the business and industry in which Rover participates are highly competitive and Rover may be unable to compete successfully with its current or future competitors;
•	maintaining and enhancing Rover’s brand reputation is critical to Rover’s growth and negative publicity could damage Rover’s brand;
•

actions by pet care providers or pet parents that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of Rover’s platform and materially adversely affect Rover’s reputation, business, operating results and financial conditions;

•	if pet care providers are reclassified as employees under applicable law, Rover’s business would be materially adversely affected;
•

Rover’s business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and failure to comply with such laws and regulations could subject Rover to claims or otherwise adversely affect Rover’s business, financial condition, or operating results;

•

Rover relies on third-party payment service providers to process payments made by pet parents and payments made to pet care providers on its platform. If these third-party payment service providers become unavailable or Rover is subject to increased fees, its business, operating results and financial condition could be materially adversely affected;

•

Rover has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which could result in a misstatement of the accounts or disclosures in New Rover’s financial statements, that would result in a material misstatement of New Rover’s annual or interim financial statement that would not be prevented or detected or cause New Rover to fail to meet its periodic reporting obligations;

•	Caravel and, following the Business Combination, New Rover, may face litigation and other risks as a result of the material weakness in Caravel’s internal control over financial reporting;
•	Caravel has a limited ability to assess the management of Rover’s business;
•	Caravel or Rover may fail to receive the necessary votes or consents of their respective stockholders to approve the Merger;
•	Caravel may not be able complete the Merger within the prescribed time frame;
•

the consummation of the Merger is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Merger may not be completed;

•	Caravel and Rover will be subject to business uncertainties while the Merger is pending;
•

if the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Caravel’s securities prior to the Closing may decline. The market values of New Rover’s securities at the time of the Business Combination may vary significantly from the prices of Caravel securities on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus/information statement, or the date on which Caravel’s stockholders vote on the Business Combination Proposal and the other proposals presented to them; and

•	insiders will continue to have substantial influence over New Rover after the Closing, which could limit your ability to affect the outcome of key transactions, including a change of control.

Redemption Rights

Holders of Public Shares may demand that Caravel redeem such shares if the Business Combination is consummated. Holders of Public Shares will be entitled to receive cash for these shares only if they no later than 5:00 p.m. (Eastern time) on July 26, 2021 (two (2) business days prior to the date of the Special Meeting):

•	submit a written request to Caravel’s transfer agent that Caravel redeem their Public Shares for cash;
•	certify in such demand for redemption that they “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act); and
•	deliver such Public Shares to Caravel’s transfer agent (physically or electronically).

If the Business Combination is not completed, these shares will not be redeemed. If a holder of Public Shares properly demands redemption and votes “FOR” or “AGAINST” the Business Combination Proposal, Caravel will redeem each Public Share for a full pro rata portion of the Trust Account holding the proceeds from the Caravel IPO, calculated as of two business days prior to the consummation of the Business Combination. A holder of Public Shares may elect to redeem without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal. As of July 8, 2021, the record date for the Special Meeting, this would amount, for illustrative purposes only, to approximately $10.00 per share. If a holder of Public Shares exercises its Redemption Rights, then it will be exchanging its shares of Caravel Class A Common Stock for cash and will no longer own the shares.

Holders of units must elect to separate the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact Caravel’s transfer agent directly and instruct them to do so. Public Stockholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to Caravel’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Caravel’s transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of Redemption Rights must be received by Caravel’s transfer agent prior to the time the vote is taken on the Business Combination Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent in accordance with the procedures described above.

If a holder of Public Shares votes for or against the Business Combination Proposal and demand is properly made as described above, then, if the Merger is consummated, Caravel will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your Redemption Rights, then you will be exchanging your Public Shares for cash.

Expected Accounting Treatment for the Merger

The Business Combination is expected to be accounted for as a reverse recapitalization under GAAP. Under this method of accounting, Caravel will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Rover stockholders comprising a relative majority of the voting power of New Rover and having the ability to nominate a majority of the members of the New Rover Board, Rover’s operations prior to the acquisition comprising the only ongoing operations of New Rover, and Rover’s senior management comprising a majority of the senior management of New Rover. Accordingly, for accounting purposes, the financial statements of New Rover will represent a continuation of the financial statements of Rover with the Business Combination being treated as the equivalent of Rover issuing stock for the net assets of Caravel, accompanied by a recapitalization. The net assets of Caravel will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be presented as those of Rover in future reports of New Rover.

Recent Developments

On April 12, 2021, the SEC Staff issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities rather than equity on a SPAC’s balance sheet. Since their issuance on December 11, 2020, Caravel’s warrants have been accounted for as equity within its balance sheet, and after discussion and evaluation and taking into consideration the SEC Staff Statement, Caravel concluded that its warrants should be presented as liabilities with subsequent fair value remeasurement.

As a result of the foregoing, on May 3, 2021, the audit committee of Caravel, in consultation with its management, concluded that its previously issued financial statements for the period from September 18, 2020 (inception) through December 31, 2020 should be restated because of a misapplication in the guidance around accounting for Caravel’s outstanding warrants to purchase common stock and should no longer be relied upon.

Historically, the warrants were reflected as a component of equity as opposed to liabilities on the balance sheet and the statement of operations did not include the subsequent non-cash changes in estimated fair value of the warrants, based on Caravel’s application of Derivatives and Hedging – Contracts in Entity’s Own Equity (ASC 815-40). The views expressed in the SEC Staff Statement were not consistent with Caravel’s historical interpretation of the specific provisions within its warrant agreements and Caravel’s application of ASC 815-40 to the warrant agreements. Caravel reassessed its accounting for the warrants issued on December 11, 2020, in light of the SEC Staff’s published views. Based on this reassessment, and after consultation with Caravel’s audit committee and independent registered accounting firm, Caravel determined that the warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in Caravel’s statement of operations each reporting period.

Caravel’s  accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on its previously reported revenue, operating expenses, operating income, cash flows or cash.

In connection with the restatement, Caravel’s management reassessed the effectiveness of Caravel’s disclosure controls and procedures for the periods affected by the restatement. As a result of that reassessment, Caravel determined that its disclosure controls and procedures for such periods were not effective with respect to the classification of Caravel’s warrants as components of equity instead of as derivative liabilities.

Caravel has not amended its previously filed Current Report on Form 8-K for the period affected by the restatement. The financial information that has been previously filed or otherwise reported for these periods is superseded by the information in Caravel’s Annual Report on Form 10-K/A, filed with the SEC on May 7, 2021, which include the restated Caravel financial statements included in this proxy statement/prospectus/information statement, and the financial statements and related financial information contained in such previously filed reports should no longer be relied upon.

The restatement is more fully described in Note 2 of the notes to the Caravel financial statements included in this proxy statement/prospectus/information statement. See also “Caravel Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ROVER

The following tables show selected historical consolidated financial data of Rover for the periods ended and as of the dates indicated. The selected historical consolidated statements of operations data of Rover for the years ended December 31, 2018, 2019 and 2020 and the historical consolidated balance sheet data as of December 31, 2019 and 2020 are derived from Rover’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. The selected historical condensed consolidated statements of operations data of Rover for the three months ended March 31, 2020 and 2021 and the historical condensed consolidated balance sheet data as of March 31, 2021 are derived from Rover’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. In the opinion of Rover’s management, the unaudited interim condensed consolidated financial statements include all adjustments necessary to state fairly Rover’s financial position as of March 31, 2021 and the results of operations for the three months ended March 31, 2020 and 2021.

The financial information contained in this section relates to Rover, prior to and without giving pro forma effect to the impact of the Merger. The results reflected in this section may not be indicative of the results of the post-combination company going forward. See “Unaudited Pro Forma Condensed Combined Financial Information”.

The following selected historical consolidated financial information should be read together with the consolidated financial statements and accompanying notes and “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus/information statement. The selected historical financial information in this section is not intended to replace Rover’s consolidated financial statements and the related notes. Rover’s historical results are not necessarily indicative of the results that may be expected in the future and Rover’s results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021 or any other period.

Rover is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Merger.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
Consolidated Statement of Operations Data:	(in thousands, except per share data)
Revenue	$71,411	$95,052	$48,800	$16,991	$12,196
Total costs and expenses	138,849	148,728	101,805	37,598	22,029
Loss from operations	(67,438)	(53,676)	(53,005)	(20,607)	(9,833)
Other income (expense), net:
Interest income	2,654	2,807	488	332	4
Interest expense	(141)	(204)	(3,154)	(249)	(697)
Loss from impairment of DogHero investment	—	—	(2,080)	—	—
Other income (expense), net	(21)	(1,109)	172	(44)	(51)
Total other income (expense), net	2,492	1,494	(4,574)	39	(744)
Loss before income taxes	(64,946)	(52,182)	(57,579)	(20,568)	(10,577)
Benefit from (provision for) income taxes	269	468	94	23	(14)
Net loss	$(64,677)	$(51,714)	$(57,485)	$(20,545)	$(10,591)
Deemed dividend to preferred stockholders	(491)	—	—	—	—
Net loss attributable to common stockholders	$(65,168)	$(51,714)	$(57,485)	$(20,545)	$(10,591)
Net loss per share, basic and diluted	$(2.49)	$(1.84)	$(2.00)	$(0.72)	$(0.36)
Weighted average shares, basic and diluted	26,159	28,074	28,804	28,621	29,482

	December 31,		March 31,
	2019	2020	2021
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$67,654	$80,848	$81,833
Short-term investments	36,133	—	—
Total current assets	110,668	87,469	91,379
Working capital (1)	60,752	61,202	46,667
Total assets	194,293	154,887	182,430
Debt, current portion	—	4,128	6,840
Debt, net of current portion	—	33,398	30,781
Total liabilities	55,625	66,572	103,018
Redeemable convertible preferred stock	290,365	290,427	290,427
Accumulated deficit	(198,792)	(256,277)	(266,868)
Total stockholders’ deficit	(151,697)	(202,112)	(211,015)

(1)

Working capital is defined as current assets less current liabilities. See the financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement for further details regarding Rover’s current assets and current liabilities.

SELECTED HISTORICAL FINANCIAL INFORMATION OF CARAVEL

The following tables set forth selected historical financial data from Caravel’s statement of operations data for the period from September 18, 2020 (inception) to December 31, 2020 and the balance sheet data as of December 31, 2020 that are derived from Caravel’s audited financial statements, as restated, included elsewhere in this proxy statement/prospectus/information statement. The selected historical condensed statements of operations data of Caravel for the three months ended March 31, 2021 and the condensed balance sheet data as of March 31, 2021 are derived from Caravel’s unaudited interim condensed financial statements included elsewhere in this proxy statement/prospectus/information statement. In the opinion of Caravel’s management, the unaudited interim condensed financial statements include all adjustments necessary to state fairly Caravel’s financial position as of March 31, 2021 and the results of operations for the three months ended March 31, 2021.

The information below is only a summary and should be read in conjunction with the sections entitled “Caravel Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About Caravel” and the financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus/information statement.

Caravel is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Merger.

	As Restated
	For the period from September 18, 2020 (Inception) through December 31, 2020	For the three months ended March 31, 2021
Statement of Operations Data:	(in thousands, except per share data)
Net loss	$(1,712)	$(3,140)
Weighted average shares outstanding of Caravel Class A Common Stock	27,500	27,500
Basic and diluted net loss per share, Class A	$—	$—
Weighted average shares outstanding of Caravel Class B Common Stock	6,375	6,875
Basic and diluted net loss per share, Class B	$(0.27)	$(0.46)

	As Restated
	December 31, 2020	March 31, 2021
Balance Sheet Data:	(in thousands)
Total assets	$276,773	$275,953
Total liabilities	26,701	29,022
Caravel Class A Common Stock subject to redemption	245,072	241,931
Total stockholders’ equity	$5,000	$5,000

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial data (the “selected pro forma information”) gives effect to the Merger and other events contemplated by the Business Combination Agreement as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included in this proxy statement/prospectus/information statement. The Merger will be accounted for as a reverse recapitalization under accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, Caravel will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Rover will represent a continuation of the financial statements of Rover with the Merger treated as the equivalent of Rover issuing stock for the net assets of Caravel, accompanied by a recapitalization. The net assets of Caravel will be stated at historical cost and no goodwill or other intangible assets will be recorded. Operations prior to the Merger will be presented as those of Rover in future reports of New Rover.

The selected unaudited pro forma condensed combined balance sheet data as of March 31, 2021 gives pro forma effect to the Merger and other events contemplated by the Business Combination Agreement as if they had occurred on March 31, 2021. The selected unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2021 and the year ended December 31, 2020 gives pro forma effect to the Merger and other events contemplated by the Business Combination Agreement as if they had occurred on January 1, 2020. In addition, the selected unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the selected unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2021 and the year ended December 31, 2020 give effect to the assumed repayment of Rover’s PPP Loan expected to occur in connection with the Merger.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments reflected in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Combined Company upon consummation of the Merger and the related PIPE Investment.

The selected pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of New Rover appearing elsewhere in this proxy statement/prospectus/information statement and the accompanying notes, in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements of Caravel, as restated, and Rover and related notes included elsewhere in this proxy statement/prospectus/information statement. The selected pro forma information has been presented for informational purposes only and is not necessarily indicative of what New Rover’s financial position or results of operations actually would have been had the Merger and the other transactions contemplated by the Business Combination Agreement been completed as of the dates indicated. In addition, the selected pro forma information does not purport to project the future financial position or operating results of New Rover. Caravel and Rover have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following table presents selected pro forma information after giving effect to the Merger and other events contemplated by the Business Combination Agreement, presented under two scenarios:

•

No Redemption Scenario: This scenario assumes that no Caravel stockholders exercise their  Redemption Rights with respect to the outstanding Caravel Class A Common Stock and 27,500,000 shares of Caravel Class A Common Stock and 6,875,000 shares of Caravel Class B Common Stock remain outstanding after the completion of the Merger. This scenario also assumes that Rover stockholders elect the maximum amount of cash consideration of $45.0 million as part of the Merger consideration payable.

•

Maximum Redemption Scenario: This scenario assumes that 25,025,500 Caravel Class A Common Stock shares are redeemed for their pro rata share (assumed redemption price of $10.00 per share based on the funds held in the Trust Account as of March 31, 2021) for aggregate redemption proceeds of $250.3 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur but which would still provide the minimum aggregate Merger and PIPE financing proceeds of $125.0 million, consisting of Caravel Trust Account funds, Caravel cash equivalents held outside of the Trust Account funds, PIPE financing proceeds of $50.0 million and Sponsor equity backstop up to $50.0 million and before giving effect to the payment of the estimated transaction costs of $30.0 million, including Caravel’s deferred underwriting commissions from the Caravel IPO, incurred in connection with the Merger. Under this scenario, no cash consideration will be paid out to Rover stockholders.

The following summarizes the pro forma shares of New Rover Common Stock issued and outstanding immediately after the Merger under the two scenarios presented:

	Pro Forma Combined
	(Assuming No Redemption Scenario)		(Assuming Maximum Redemption Scenario)
	Shares	%	Shares	%
Former Caravel stockholders (7)	27,500,000	18.6	2,474,500	1.8
Sponsor and related parties (1)(2)	—	—	8,437,500	6.2
Former Rover stockholders (3)(4)	115,091,333	78.0	119,523,722	88.3
Third party investors in PIPE Investment (5)	5,000,000	3.4	5,000,000	3.7
Total shares of New Rover Common Stock outstanding at closing of the Merger (6)	147,591,333	100.0	135,435,722	100.0

(1)	Amount includes 5,000,000 shares of New Rover Common Stock the Sponsor will purchase as part of the $50.0 million equity backstop under the Maximum Redemption Scenario.
(2)

The Sponsor and related parties hold 6,875,000 Founder Shares that vest upon certain triggering events. Under the Maximum Redemption Scenario, 3,437,500 Founder Shares will meet the triggering events upon the Merger closing and 3,437,500 will be forfeited. Under the No Redemption Scenario, it is assumed that none of the Founder Shares will vest based on the triggering events upon closing of the Merger.

(3)

Amount excludes Rover Options and Rover Warrants converted to equivalent New Rover Options that are exercisable for 23,367,001 shares of New Rover Common Stock and New Rover Warrants that are exercisable for 616,764 shares of New Rover Common Stock that will be converted with the same terms and conditions.

(4)

Following the closing of the Merger, the eligible Rover stockholders (including holders of Rover common stock and Rover preferred stock and Rover Warrants) will have the right to receive up to 19,298,520 Earnout Shares in tranches upon the occurrence of the triggering events during the Earnout Period. Because the Earnout Shares are contingently issuable based upon the triggering events that are not yet been achieved, the pro forma New Rover Common Stock issued and outstanding immediately after the Merger excludes the 19,298,520 Earnout Shares.

(5)	Amount includes 5,000,000 shares of New Rover Common Stock subscribed for by PIPE Investors.
(6)

The figures in this table are presented only as illustrative examples and are based on the assumptions described above, which may be different from the actual amount of redemptions in connection with the Merger. In the event that Caravel Class A Common Stock shares are redeemed in connection with the Merger but the number of shares redeemed is less than 25,025,500, the ownership percentages set forth above will vary on a linear basis between the two scenarios.

(7)

Amount excludes 5,500,000 outstanding Public Warrants issued in connection with the Caravel IPO as such securities are not exercisable until the later of (i) the date that is thirty (30) days after the first date on which the Company completes a merger, share exchange, asset acquisitions, share purchase, reorganization or similar transaction, involving the Company and one or more businesses and (ii) the date that is twelve (12) months from the date of the closing of the Caravel IPO.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

	Pro Forma Combined
	No Redemption	Maximum Redemption
	(in thousands, except per share data)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data—Three Months Ended March 31, 2021
Revenue	$12,196	$12,196
Total costs and expenses	25,873	25,873
Operating loss	(13,677)	(13,677)
Net loss	(14,203)	(14,313)
Net loss per share, basic and diluted	$(0.10)	$(0.11)
Weighted average shares, basic and diluted	147,029	134,873
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data—Year Ended December 31, 2020 (as restated)
Revenue	$48,800	$48,800
Total costs and expenses	101,919	101,919
Operating loss	(53,119)	(53,119)
Net loss	(58,315)	(58,165)
Net loss per share, basic and diluted	$(0.40)	$(0.43)
Weighted average shares, basic and diluted	146,142	133,986
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data—As of March 31, 2021
Total current assets	$334,550	$179,295
Total assets	422,296	267,041
Total current liabilities	38,092	38,092
Total liabilities	342,213	276,421
Total stockholders’ equity (deficit)	80,083	(9,380)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of Caravel and Rover. Although Caravel and Rover believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Caravel nor Rover can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as  “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Caravel’s and Rover’s expectations, strategy, plans or intentions. Forward-looking statements contained in this proxy statement/prospectus/information statement include statements about:

•	the anticipated benefits of the Business Combination;
•	the ability of Caravel and Rover to complete the Business Combination;
•	the anticipated costs associated with the Business Combination;
•	New Rover’s financial and business performance following the Business Combination, including financial projections and business metrics;
•	Rover’s ability to effectively return to growth and to effectively expand operations;
•	Rover’s ability to retain existing and acquire new pet parents and pet care providers;
•	the strength of Rover’s network, effectiveness of its technology, and quality of the offerings provided through its platform;
•	Rover’s opportunities and strategies for growth;
•	Rover’s offering expansion initiatives and market acceptance thereof;
•	Rover’s ability to match pet parents with high quality and well-priced offerings;
•	Rover’s assessment of and strategies to compete with its competitors;
•	Rover’s assessment of its trust and safety record;
•	the success of Rover’s marketing strategies;
•	Rover’s ability to accurately and effectively use data and engage in predictive analytics;
•	Rover’s ability to attract and retain talent and the effectiveness of its compensation strategies and leadership;
•	general economic conditions and their impact on demand for the Rover platform;
•	seasonal sales fluctuations;
•	Rover’s future capital requirements and sources and uses of cash;
•	the outcome of any known and unknown litigation and regulatory proceedings; and
•	Rover’s ability to maintain and protect its brand.

The foregoing list may not contain all of the forward-looking statements made in this proxy statement/prospectus/information statement.

You should not rely upon forward-looking statements as predictions of future events. Caravel and Rover have based the forward-looking statements contained in this proxy statement/prospectus/information statement primarily on current expectations and projections about future events and trends that they believe may affect business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus/information statement. Moreover, Caravel and Rover operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for Caravel or Rover to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this proxy statement/prospectus/information statement. Caravel and Rover cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither Caravel nor Rover nor any other person assume responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this proxy statement/prospectus/information statement relate only to events as of the date on which the statements are made. Caravel and Rover undertake no obligation to update any forward-looking statements made in this proxy statement/prospectus/information statement to reflect events or circumstances after the date of this proxy statement/prospectus/information statement or to reflect new information or the occurrence of unanticipated events, except as required by law. Caravel and Rover may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements and you should not place undue reliance on forward-looking statements. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “Caravel believes” and “Rover believes” and similar statements reflect Caravel’s beliefs and opinions and Rover’s beliefs and opinions, respectively, on the relevant subject. These statements are based upon information available to Caravel and Rover, respectively as of the date of this proxy statement/prospectus/information statement and while Caravel and Rover believe such information forms a reasonable basis for such statements, such information may be limited or incomplete and Caravel’s and Rover’s respective statements should not be read to indicate that Caravel or Rover has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Within this proxy statement/prospectus/information statement, Rover references information and statistics regarding the travel and pet care industries. Rover has obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources, such as Euromonitor International Limited. Some data and other information contained in this proxy statement/prospectus/information statement are also based on management’s estimates and calculations, which are derived from Rover’s review and interpretation of internal surveys and independent sources. Data regarding the industries in which Rover competes and its market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond Rover’s control, but Rover believes they generally indicate size, position and market share within this industry. While Rover believes such information is reliable, Rover has not independently verified any third-party information. While Rover believes its internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of Rover and Rover’s industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause Rover’s future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. None of  Rover, Rover’s stockholders, Caravel, or Caravel’s stockholders can guarantee the accuracy or completeness of any such information contained in this proxy statement/prospectus/information statement.

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus/information statement, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus/information statement. The following risk factors apply to the business and operations of Rover and will also apply to the business and operations of New Rover following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of the post-combination company. You should also carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus/information statement, including matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements.” Caravel or Rover may face additional risks and uncertainties that are not presently known to Caravel or Rover, or that Caravel or Rover currently deems immaterial, which may also impair Caravel’s or Rover’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risk Related to Rover’s Business and Industry

The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact Rover’s business, operating results and financial condition.

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. To limit the spread of the virus, governments have imposed various restrictions, including emergency declarations at the federal, state and local levels, school and business closings, quarantines, “shelter at home” orders, restrictions on travel, limitations on social or public gatherings and other social distancing measures. These actions, and new habits such as increased reliance on online meeting tools rather than in-person meetings and business travel, have had and may continue to have a material adverse impact on Rover’s business and operations and demand for pet care. For example, they have resulted in a reduction in the number of overnight bookings as people travel less and daytime services as people working from home care for their pets themselves.

The COVID-19 pandemic has materially adversely affected Rover’s near-term operating results and may continue to materially adversely impact Rover’s long-term operating results, financial condition and prospects. Given the evolving nature of COVID-19, including novel strains of the virus and the uncertainty it has produced around the world, Rover does not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on Rover’s future business, operating results and financial condition. The extent of the impact of the COVID-19 pandemic on Rover’s business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19, the prevalence of local, national and international travel restrictions, the risk or perceived risk that pets may be a vector for COVID-19, the impact on capital and financial markets and on the United States and global economies and governmental or regulatory orders that impact Rover’s business, all of which are highly uncertain and cannot be predicted. Even after shelter-in-place orders and travel advisories are lifted, demand for Rover’s offerings may remain depressed for a significant length of time if COVID-19 results in long-term changes in behavior and Rover cannot predict when, if ever, demand will return to pre-COVID-19 levels. In addition, Rover cannot predict the impact the COVID-19 pandemic has had and will have on pet parents and pet service providers and Rover may continue to be materially adversely impacted. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially adversely impact Rover’s business, operating results, financial condition and prospects.

In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on Rover’s business, over the second quarter of 2020, Rover reduced its workforce by over 40%, to under 250 employees. Such a reduction in workforce can result in impaired institutional knowledge, relationships and expertise for critical roles, which may not have been effectively transferred to continuing employees and may divert attention from operating Rover’s business, create personnel capacity constraints and hamper Rover’s ability to grow, develop innovative products and compete. Any of these impacts could materially adversely impact Rover’s business and reputation and impede Rover’s ability to operate or meet strategic objectives.

Most of Rover’s employees and many pet parents are working remotely and it is possible that widespread remote work arrangements could have a materially negative impact on both demand for pet care services and lower customer satisfaction resulting from potential delays or slower than usual response times in support assistance to pet parents and pet service providers that use Rover’s platform. Any negative impact on pet parent and pet service provider satisfaction could adversely impact Rover’s operations, the execution of Rover’s business plans and productivity and availability of key personnel and other employees necessary to conduct its business and of third-party service providers that perform critical services, or otherwise cause operational failures due to changes in Rover’s normal business practices. If Rover’s employees’ ability to work remotely is impacted, it may be difficult or, in certain cases, impossible, for Rover to continue its business for a substantial period of time. The increase in remote working may also result in material consumer privacy, information technology security and fraud risks. The reduction in force in 2020 and remote work arrangements resulting from the COVID-19 pandemic may cause Rover to incur impairment charges related to real property lease agreements. The manner in which Rover has adjusted its business following the COVID-19 pandemic is based on Rover’s understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities and is subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

Rover has incurred net losses in each year since inception and may not be able to achieve profitability.

Rover incurred net losses of $10.6 million for the three months ended March 31, 2021 and $64.7 million, $51.7 million and $57.5 million in 2018, 2019 and 2020, respectively. As of March 31, 2021, Rover had an accumulated deficit of $266.9 million. Historically, Rover has invested significantly in efforts to grow its pet parent and pet care provider network, introduced new or enhanced offerings and features, increased marketing spend, expanded operations, hired additional employees and enhanced the platform. Rover is passionate about continually enhancing the experience of pets, pet parents and pet care providers, which may not necessarily maximize short-term financial results. This focus may not be consistent with Rover’s short-term expectations and may not produce the long-term benefits expected. In the second quarter of 2020, as a result of the COVID-19 pandemic, Rover significantly reduced fixed and variable costs. Rover has begun to reinvest in its business, however, and expects to resume making significant investments. These efforts may prove more expensive than anticipated and Rover may not succeed in increasing revenue sufficiently to offset these higher expenses. In particular, Rover expects the ongoing economic impact from the COVID-19 pandemic to have a material adverse impact on revenue and financial results for 2020 and beyond.

Rover’s historic revenue growth rate has slowed over time and, as a result of COVID-19, reversed in 2020; revenue growth may slow or reverse again in the future.

Prior to COVID-19, Rover experienced significant revenue growth from 2016 to 2019, growing from $16 million to $95 million in revenue. In the year ended December 31, 2020, however, as a result of the COVID-19 pandemic, revenue decreased 49% compared to the prior year period. You should not rely on Rover’s revenue for any previous quarterly or annual period as any indication of revenue or revenue growth in future periods.

Future revenue growth depends on the growth of the number of pet parents on Rover’s platform, the frequency with which they seek to book services and Rover’s ability to attract sufficient high-quality pet care providers to meet pet parent demand. A softening of demand, whether caused by events outside of Rover’s control, such as COVID-19, changes in pet parent and pet care provider preferences or other risks described elsewhere in this proxy statement/prospectus/information statement, will result in decreased revenue. If revenue does not improve, Rover may not achieve profitability and its business, operating results and financial condition would be materially adversely affected. Rover also expects to continue to make investments in the development and expansion of its technology and business, which may not result in increased revenue or growth. If the demand for access to online marketplaces for individual pet care services does not grow, or if Rover is unable to maintain share, its revenue growth rate could be materially adversely affected. If the revenue growth rate declines, investor perception of the business and the trading price of New Rover’s stock could be materially adversely affected.

Online marketplaces for pet care are still in relatively early stages of growth and if demand for them does not continue to grow, grows slower than expected, or fails to grow as large as expected, Rover’s business, financial condition and operating results could be materially adversely affected.

Demand for booking pet care through online marketplaces has grown rapidly since the 2011 launch of Rover’s platform, but such platforms are still relatively new and it is uncertain to what extent market acceptance will continue to grow, if at all. Rover’s success will depend to a substantial extent on the willingness of people to obtain pet care through platforms like Rover’s. If the public does not perceive these services as beneficial, or chooses not to adopt them, or instead adopts alternative solutions, then the market for Rover’s platform may not further develop, may develop slower than Rover expects, or may not achieve the growth potential Rover expects, any of which could adversely affect Rover’s business, financial condition and operating results.

Rover’s marketing efforts to help grow the business may not be effective.

Promoting awareness of Rover’s platform is important to its ability to grow the business and to attract new pet parents and pet care providers. Since inception, Rover’s user base has grown in large part as a result of word-of-mouth, complemented by paid and organic search, social media and other online advertising and infrequent television advertising. Many of Rover’s marketing efforts to date have focused on amplifying and accelerating this word-of-mouth momentum and such efforts may not continue to be effective. Although Rover continues to rely significantly on word-of-mouth, organic search and other unpaid channels, it believes that a significant amount of the growth in the number of pet parents and pet care providers that use the platform also is attributable to its paid marketing initiatives. Prior to the impact of COVID-19, marketing efforts included referrals, affiliate programs, free or discount trials, partnerships, display advertising, billboards, radio, video, television, direct mail, social media, email, podcasts, hiring and classified advertisement websites, mobile “push” communications, search engine optimization and paid keyword search campaigns. More recently, as a result of the impact of COVID-19, Rover has limited marketing expenditures primarily to keyword search campaigns, coupons, strategic partnerships and affiliate marketing and has eliminated all pet care provider-directed marketing, but expects to reinvest in a broader range of initiatives and to restart provider-directed marketing as business recovers. Rover’s marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if Rover successfully increases revenue as a result of paid marketing efforts, it may not offset the additional marketing expenses incurred. If marketing efforts to help grow the business are not effective, Rover expects that its business, financial condition and operating results would be materially adversely affected.

If Rover fails to retain existing pet care providers or attract new pet care providers, or if pet care providers fail to provide high-quality offerings, Rover’s business, operating results and financial condition would be materially adversely affected.

Rover’s business depends on pet care providers maintaining their use of Rover’s platform and engaging in practices that encourage pet parents to book their services, including increasing the number of offerings that are available to book, providing timely responses to inquiries from pet parents, offering a variety of desirable and differentiated offerings at competitive prices that meet the expectations of pet parents and offering exceptional services to pets and pet parents. These practices are outside of Rover’s direct control. If pet care providers do not establish or maintain enough availability, the number of bookings declines for a particular period, or pet care provider pricing is unattractive or insufficient, revenue will decline and Rover’s business, operating results and financial condition would be materially adversely affected.

Pet service providers have a range of options for offering their services. They may advertise their offerings in multiple ways that may or may not include Rover’s platform. Some of Rover’s pet care providers have chosen to cross-list their offerings, which reduces the availability of such offerings on Rover’s platform. When offerings are cross-listed, the price paid by pet parents on Rover’s platform may be or may appear to be less competitive for many reasons, including differences in fee structure and policies, which may cause pet parents to book through other platforms or with other competitors, which could materially adversely affect Rover’s business, operating results and financial condition. Additionally, certain pet parents reach out to Rover’s pet care providers (and vice versa) and incentivize them to list or book directly with them and bypass Rover’s platform, which reduces the use of Rover’s platform. Some pet service providers may choose to stop offering services all together for a variety of reasons, including work obligations or health concerns.

While Rover plans to continue to invest in its pet care provider community and in tools to assist pet care providers, including its technology and algorithms, these investments may not be successful in retaining existing pet care providers or growing the number of pet care providers and listings on Rover’s platform. In addition, pet care providers may not establish or maintain listings if Rover cannot attract prospective pet parents to its platform and generate bookings from a large number of pet parents. If Rover is unable to retain existing pet care providers or add new pet care providers, or if pet care providers elect to market their offerings directly, exclusively with a competitor or cross-list with a competitor, Rover’s platform may be unable to offer a sufficient supply and variety of offerings to attract pet parents to use its platform. If Rover is unable to attract and retain individual pet care providers in a cost-effective manner, or at all, Rover’s business, operating results and financial condition would be materially adversely affected. In addition, the number of offerings on Rover may decline as a result of a number of other factors affecting pet care providers, including: the COVID-19 pandemic; pet care providers opting for placements on other third-party platforms as an alternative to offering on Rover’s platform; economic, social and political factors; perceptions of trust and safety on and off Rover’s platform; negative experiences with pets and pet parents, including pets who damage pet care provider property; Rover’s efforts or failure or perceived failure to comply with regulatory requirements; and Rover’s decision to remove pet care providers from its platform for not adhering to Rover’s community standards or other factors Rover deems detrimental to its community. Rover maintains its Rover Guarantee Program that provides both pet parents and pet care providers up to $25,000 for costs arising from certain injuries or damages that occur during a service booked and paid through Rover and up to $1 million for costs arising from damage to pet parent property or certain third-party injuries, subject to terms and conditions. While Rover intends to continue the Rover Guarantee Program, if it discontinues these programs or reduces the amount and variety of reimbursements available under these programs, whether because payouts under these programs or insurance premiums become cost prohibitive or for any other reason, then the number of pet care providers who list with Rover may decline.

In addition to a reduction in the number of bookings, Rover has incurred and expects to continue to incur, higher than historically normal booking cancellations from pet parents who cancel for reasons related to COVID-19. A large number of pet parent cancellations have caused lost earnings for Rover’s pet care providers, despite the fact that Rover generally has honored individual pet care provider cancellation policies that in many cases did not enable a full return of booking deposit to the pet parent. Either pet parents or pet care providers may cease to use Rover’s platform if they are not satisfied with Rover’s policies during the COVID-19 pandemic, which could have a material adverse impact on Rover’s business, operating results and financial condition.

If Rover fails to retain existing pet parents or add new pet parents, or if pet parents fail to receive high-quality offerings, Rover’s business, operating results and financial condition would be materially adversely affected.

Rover’s success depends significantly on retaining existing pet parents and attracting new pet parents to use Rover’s platform, increasing the number of repeat bookings that pet parents make and attracting them to different types of service offerings on Rover’s platform. Pet parents have a range of options for meeting their pet care needs, including friends, family and neighbors, local independent operators, large, commercial providers such as kennels and daycares, other online aggregators and directories and other digital marketplaces. In addition, pet parents may choose to arrange for pet care services with pet care providers outside of Rover’s platform.

Rover’s ability to attract and retain pet parents could be materially adversely affected by a number of factors, such as: pet care providers failing to provide differentiated, high-quality and adequately available pet services at competitive prices; the fees Rover charges to pet parents for use of the platform; taxes; Rover’s failure to facilitate new or enhanced offerings or features that pet parents value; the performance of Rover’s matching algorithms; pet parents not receiving timely and adequate support from Rover; negative perceptions of the trust and safety of Rover’s platform; negative associations with, or reduced awareness of, Rover’s brand; declines and inefficiencies in Rover’s marketing efforts; Rover’s efforts or failure or perceived failure to comply with regulatory requirements; and Rover’s decision to remove pet parents from its platform for not adhering to Rover’s community standards or other factors Rover deems detrimental to its community.

Events beyond Rover’s control also may materially adversely impact Rover’s ability to attract and retain pet parents, including: the COVID-19 pandemic or other pandemics or health concerns; increased or continuing restrictions on travel and immigration; the impact of climate change on travel; and seasonal destinations (such as fires, floods and other natural disasters); and macroeconomic and other conditions outside of Rover’s control affecting travel or business activities generally.

In addition, if Rover’s platform is not easy to navigate, pet parents have an unsatisfactory sign-up, search, booking, or payment experience on Rover’s platform, the content provided on Rover’s platform is not displayed effectively, Rover is not effective in engaging pet parents, Rover discontinues or modifies the Rover Guarantee Program or fails to provide a user experience in a manner that meets rapidly changing demand, Rover could fail to attract and retain new pet parents and engage with existing pet parents, which could materially adversely affect its business, results of operations and financial condition.

The success of Rover’s platform relies on Rover’s matching algorithms and other proprietary technology and any failure to operate and improve Rover’s algorithms or to develop other innovative proprietary technology effectively could materially adversely affect Rover’s business, financial condition and operating results.

Rover uses proprietary Rover matching algorithms in an effort to maximize customer satisfaction and retention, as well as to optimize return on marketing expenses. Built to improve with data science, Rover has carefully designed algorithms to leverage growing scale by helping pet parents find better and better matches as Rover’s provider network expands. Successfully using Rover’s algorithms to match pet parents and pet service providers is crucial to Rover’s continued success, as better matches can lead to more bookings, more data and, in turn, further improvements to Rover’s algorithms. Any failure to successfully operate or improve Rover’s algorithms or to develop other innovative proprietary technology could materially adversely affect Rover’s ability to maintain and expand its business. Fewer matches could lead to fewer bookings, which could in turn lead to less or lower quality data, which could affect Rover’s ability to improve its algorithms and maintain, market and scale its platform effectively. Additionally, there is increased governmental interest in regulating technology companies in areas including algorithm-based discrimination. Any failure, or perceived failure, or negative consequences associated with Rover’s efforts to comply with any present or future laws or regulations in this area could subject Rover to claims, actions and other legal and regulatory proceedings, fines or other penalties and other enforcement actions and result in damage to Rover’s reputation and adversely affect Rover’s business, financial condition and operating results.

Rover’s fee structure is impacted by a number of factors and ultimately may not be successful in attracting and retaining pet parents and pet care providers.

Demand for Rover’s platform is highly sensitive to a range of factors, including the prices that pet care providers set for their services, the level of potential earnings required to attract and retain pet care providers and the fees and commissions Rover charges pet care providers and pet parents. Many factors, including operating costs, legal and regulatory requirements, constraints or changes and Rover’s current and future competitors’ pricing and marketing strategies, could significantly affect Rover’s pricing strategies. Existing or future competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain pet parents or pet care providers a lower cost than Rover. There can be no assurance that Rover will not be forced, through competition, regulation, or otherwise, to reduce the fees and commissions charged pet care providers and pet parents, or to increase marketing and other expenses to attract and retain pet parents and pet care providers in response to competitive pressures. Rover has launched and may in the future launch, new fee or pricing strategies and initiatives or modify existing fee strategies, any of which may not ultimately be successful in attracting and retaining pet parents and pet care providers. Further, pet parents’ price sensitivity may vary by geographic location and as Rover expands, Rover’s fee structure or pet care provider’s prices may not enable Rover to compete effectively in these locations. In particular, Rover’s continued international expansion may require Rover to change its fee structure and to adjust to different cultural norms in different locales, including with respect to fees and pricing. While Rover does and will attempt to set fees based on prior operating experience and pet parent and pet care provider feedback and engagement levels, Rover’s assessments may not be accurate or there may be errors in the technology used in Rover’s pricing and Rover could be underpricing or overpricing its services. In addition, if the offerings on Rover’s platform change, then Rover may need to revise its pricing methodologies.

Any further and continued decline or disruption in the travel and pet care services industries or economic downturn would materially adversely affect Rover’s business, results of operations and financial condition.

Rover’s financial performance is partially dependent on the strength of the travel and pet services industries. The outbreak of COVID-19 has caused many governments to implement quarantines and significant restrictions on travel or to advise that people remain at home where possible and avoid crowds, which has had a particularly negative impact on bookings for both overnight and daytime services. Rover expects that COVID-19 will continue to materially adversely impact its bookings and business. The extent and duration of such impact remains uncertain and is dependent on future developments that are difficult to predict accurately, such as the severity and transmission rate of COVID-19, the availability and effectiveness of vaccines, the extent and effectiveness of containment actions taken, including mobility restrictions and the impact of these and other factors on travel or work behavior in general and on Rover’s business in particular.

Other events beyond Rover’s control can result in declines in travel or continued work-from-home mandates. Because these events or concerns and the full impact of their effects are largely unpredictable, they can dramatically and suddenly affect travel and work behavior by consumers and therefore demand for Rover’s platform and pet services, which would materially adversely affect Rover’s business, operating results and financial condition.

Rover’s financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Downturns in worldwide or regional economic conditions, such as the current downturn resulting from the COVID-19 pandemic or volatility due to geopolitical instability, have led or could lead to a general decrease in travel and spending on pet care services and such downturns in the future may materially adversely impact demand for Rover’s platform. Such a shift in pet parent behavior would materially adversely affect Rover’s business, operating results and financial condition.

The business and industry in which Rover participates are highly competitive and Rover may be unable to compete successfully with its current or future competitors.

Rover operates in a highly competitive environment and faces significant competition in attracting pet care providers and pet parents. Pet parents have a range of options to find and book pet care offerings, both online and offline. Rover believes that its competitors include:

•	friends, family and neighbors that pet parents go to for pet care within their personal networks;
•	local independent operators;
•	large, commercial providers such as kennels and daycares;
•	online aggregators and directories, such as Craigslist, Nextdoor, and Yelp; and
•	other digital marketplaces, such as Wag and the pet care offerings on Care.com in the United States and small operators such as Gudog and Pawshake outside of the United States.

Rover believes that its ability to compete effectively depends upon many factors both within and beyond its control, including:

•	the popularity and adoption of online marketplaces to obtain services from individual pet care providers;
•	the popularity, utility, ease of use, performance and reliability of Rover’s offerings compared to those of its competitors;
•	Rover’s reputation and brand strength relative to its competitors;
•	the prices of offerings and the fees Rover charges pet care providers on its platform;
•	Rover’s ability to attract and retain qualified pet care providers;
•	the perceived safety and cleanliness of offerings on Rover’s platform, especially throughout the COVID-19 pandemic;
•	cancellation policies, especially throughout the COVID-19 pandemic;
•	Rover’s ability and the ability of its competitors, to develop new offerings;
•	Rover’s ability to establish and maintain relationships with partners;
•	changes mandated by, or that Rover elects to make, to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees;
•	Rover’s ability to attract, retain and motivate talented employees;

•	Rover’s ability to raise additional capital; and
•	acquisitions or consolidation within Rover’s industry.

Currently, Rover’s primary competition is from the friends, family and neighbors to whom pet parents often turn for pet services within their personal networks. Given that online marketplaces offering pet services are a relatively nascent business model and are rapidly evolving, reliance on personal networks is still prevalent. Current and potential competitors (including any new entrants into the market) may enjoy substantial competitive advantages over Rover, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with local pet parents and pet care providers and larger existing user bases in certain markets, more successful marketing capabilities and substantially greater financial, technical and other resources than Rover has. Competitors may be able to provide pet parents with a better or more complete experience and respond more quickly and effectively than Rover can to new or changing opportunities, technologies, standards, or pet care provider and pet parent requirements or preferences. The pet care industry also may experience significant consolidation or the entrance of new players. Some of Rover’s competitors could adopt aspects of Rover’s business model, which could affect Rover’s ability to differentiate its offerings from competitors. Increased competition could result in reduced demand for Rover’s platform from pet care providers and pet parents, slow Rover’s growth and materially adversely affect Rover’s business, operating results and financial condition. Consolidation among Rover’s competitors could give them increased scale and may enhance their capacity, abilities and resources and lower their cost structures. In addition, emerging start-ups may be able to innovate and focus on developing a new product or service faster than Rover can or may foresee consumer need for new offerings or technologies before Rover does. See “—If Rover fails to retain existing pet care providers or attract new pet care providers, or if pet care providers fail to provide high-quality offerings, Rover’s business, operating results and financial condition would be materially adversely affected.”

New offerings and initiatives can be costly and if Rover unsuccessfully pursues such offerings and initiatives, it may fail to grow and Rover’s business, operating results, financial condition and prospects would be materially adversely affected.

Rover plans to invest in new offerings and initiatives that differentiate Rover from its competitors. For example, Rover introduced, then later deactivated, an on-demand dog walking offering, recently test-launched a grooming service offering in select local markets and has increased investment in The Dog People, Rover’s pet-related blog and The Rover Store, which offers Rover-branded merchandise for sale alongside third-party merchandise. Developing and delivering new offerings and initiatives increase Rover’s expenses and organizational complexity and Rover has and may continue to experience difficulties in developing and implementing these new offerings and initiatives.

Rover’s new offerings and initiatives have a high degree of risk, as they may involve unproven businesses with which Rover has limited or no prior development or operating experience. There can be no assurance that consumer demand for such offerings and initiatives will exist or be sustained at the levels that Rover anticipates, that Rover will be able to successfully manage the development and delivery of such offerings and initiatives, or that any of these offerings or initiatives will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. It is also possible that offerings developed by others will render Rover’s offerings and initiatives noncompetitive or obsolete. Even if Rover is successful in developing new offerings and initiatives, regulatory authorities may subject Rover or its pet care providers and pet parents to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase Rover’s expenses or prevent Rover from successfully commercializing these initiatives. If Rover does not realize the expected benefits of its investments, it may fail to grow and its business, operating results and financial condition would be materially adversely affected.

Rover relies on internet search engines to drive traffic to its platform to grow revenue and if Rover is unable to drive traffic cost-effectively, it would materially adversely affect Rover’s business, operating results and financial condition.

Rover’s success depends in part on its ability to attract pet care providers and pet parents through unpaid internet search results on search engines. The number of pet care providers and pet parents that Rover attracts to its platform from search engines is due in large part to how and where Rover’s website ranks in unpaid search results. These rankings can be affected by many factors, many of which are not under Rover’s direct control and may change frequently. As a result, links to Rover’s website or mobile applications may not be prominent enough to drive traffic to Rover’s website and Rover may not know how or otherwise be able to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of Rover’s competitors. Search engines may also adopt a more aggressive auction-pricing system for paid search keywords that would cause Rover to incur higher advertising costs or reduce Rover’s market visibility to prospective pet parents. Any reduction in the number of pet care providers and pet parents directed to Rover’s platform could adversely affect Rover’s business, financial condition and operating results.

Further, Rover has used performance marketing products offered by search engines and social media platforms to distribute paid advertisements that drive traffic to Rover’s platform. For 2019 and 2020, less than half of the traffic to Rover’s platform came from paid performance marketing channels. A critical factor in attracting pet care providers and pet parents to Rover’s platform has been how prominently offerings are displayed in response to search queries for key search terms. The success of pet services logistics and Rover’s brand has at times led to increased costs for relevant keywords as Rover’s competitors competitively bid on Rover’s keywords, including Rover’s brand name. However, Rover may not be successful at its efforts to drive traffic growth cost-effectively. If Rover is not able to effectively increase its traffic growth without increases in spend on performance marketing, it may need to increase its performance marketing spend in the future, including in response to increased spend on performance marketing from its competitors and its business, operating results and financial condition could be materially adversely affected.

Maintaining and enhancing Rover’s brand reputation is critical to Rover’s growth and negative publicity could damage Rover’s brand, thereby harming Rover’s ability to compete effectively and could materially adversely affect Rover’s business, operating results and financial condition.

Maintaining and enhancing Rover’s brand reputation is critical to Rover’s ability to attract pet care providers, pet parents and employees, to compete effectively, to preserve and deepen the engagement of Rover’s existing pet care providers, pet parents and employees, to maintain and improve Rover’s standing in the communities where its pet care providers operate, including its standing with community leaders and regulatory bodies and to mitigate legislative or regulatory scrutiny, litigation and government investigations. Rover is heavily dependent on the perceptions of pet care providers and pet parents who use Rover’s platform to help make word-of-mouth recommendations that contribute to Rover’s growth. Negative perception of Rover’s platform or company may harm Rover’s reputation, brand and local network effects, including as a result of:

•	complaints or negative publicity about Rover, Rover’s platform, pet parents, pet care providers, or Rover’s policies and guidelines;
•	illegal, negligent, reckless, or otherwise inappropriate behavior by pet care providers, pet parents or third parties;
•	injuries or other safety-related issues involving pets;
•	a pandemic or an outbreak of disease, such as the recent COVID-19 pandemic, in which constituents of Rover’s network become infected;
•	a failure to facilitate a sufficient level of bookings or to enable a competitive level of earnings for pet care providers;
•	a failure to offer pet parents competitive pricing and quality;
•	a failure to provide a range of offerings options sought by pet parents;
•	fraudulent activity;
•

actual or perceived disruptions or defects in Rover’s platform, such as site outages, payment disruptions, privacy or data security breaches, other security incidents, or other actual or perceived incidents that may impact the reliability of Rover’s services;

•	litigation over, or investigations by regulators into, Rover’s platform;
•	users’ lack of awareness of, or compliance with, Rover’s policies;

•	changes to Rover’s policies that users or others perceive as overly restrictive, unclear, inconsistent with Rover’s values or mission, or not clearly articulated;
•	a failure to comply with legal, tax and regulatory requirements;
•	a failure to enforce Rover’s policies in a manner that users perceive as effective, fair and transparent;
•	a failure to operate Rover’s business in a way that is consistent with its values and mission;
•	inadequate or unsatisfactory user support experiences;
•	illegal or otherwise inappropriate behavior by Rover’s management team or other employees or contractors;
•	negative responses by pet parents or pet care providers to new services on Rover’s platform;
•	a failure to register Rover’s trademarks and prevent or defend against misappropriation or third-party challenges to Rover’s existing or new trademarks;
•

negative perception of Rover’s treatment of employees, pet parents, pet care providers, or of Rover’s response to employee, pet parents and pet care provider sentiment related to political or social causes or actions of management; or

•	any of the foregoing with respect to Rover’s competitors, to the extent such resulting negative perception affects the public’s perception of Rover or Rover’s industry.

Any incident, whether actual or rumored to have occurred, involving the safety or security of pets, pet care providers, pet parents, or other members of the public, fraudulent transactions, or incidents that are mistakenly attributed to Rover and any media coverage resulting therefrom, could create a negative public perception of Rover’s platform, which would adversely impact Rover’s ability to attract pet care providers and pet parents. In addition, when pet care providers cancel reservations or if Rover fails to provide timely return of booking deposits to pet parents in connection with cancellations, pet parent perception of the value of Rover’s platform is adversely impacted and may cause pet parents to not use Rover’s platform in the future. The impact of these issues may be more pronounced if Rover is seen to have failed to provide prompt and appropriate support or Rover’s platform policies are perceived to be too permissive, too restrictive, or providing pet care providers or pet parents with unsatisfactory resolutions. Rover has been the subject of media reports, social media posts, blogs and other forums that contain allegations about Rover’s business or activity on Rover’s platform that create negative publicity. As a result of these complaints and negative publicity, some pet care providers have refrained from and may in the future refrain from, offering services through Rover’s platform and some pet parents have refrained from and may in the future refrain from, using Rover’s platform, which could materially adversely affect Rover’s business, operating results and financial condition.

Rover’s brand reputation could also be harmed if Rover fails to comply with regulatory requirements as interpreted by certain governments or agencies or otherwise fails, or is perceived to fail, to act responsibly in a number of other areas, such as: animal welfare; safety and security; data security; privacy practices and data protection; provision of information about users and activities on Rover’s platform, including as requested by certain governments or agencies; sustainability; advertising and social media endorsement regulation and guidance; human rights; diversity; non-discrimination; concerns relating to the “gig” economy; business practices; including those relating to Rover’s platform and offerings; strategic plans; business partners; involvement with companies in which Rover may have minority investments; employees; competition; litigation and response to regulatory activity; the environment; and local communities. Media, legislative or government scrutiny around Rover’s company relating to any of the above areas or others could cause backlash and could adversely affect Rover’s brand reputation with Rover’s pet care providers, pet parents and communities. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to Rover’s brand reputation could materially adversely affect Rover’s business, operating results and financial condition.

In addition, Rover relies on pet care providers and pet parents to provide trustworthy reviews and ratings that Rover’s pet care providers or pet parents may rely upon to help decide whether or not to book a particular offering or accept a particular booking and that Rover uses to enforce quality standards. Rover relies on these reviews to further strengthen trust among members of Rover’s community. Rover’s pet care providers and pet parents may be less likely to rely on reviews and ratings if they believe that Rover’s review system does not generate trustworthy reviews and ratings. Rover has procedures in place to combat fraud or abuse of its review system, but cannot guarantee that these procedures are or will be effective. In addition, if Rover’s pet care providers and pet parents do not leave reliable reviews and ratings, other potential pet care providers or pet parents may disregard those reviews and ratings and Rover’s systems that use reviews and ratings to make quality standards transparent would be less effective, which could reduce trust within Rover’s community and damage Rover’s brand reputation and could materially adversely affect its business, operating results and financial condition.

Actions by pet care providers or pet parents that are criminal, violent, inappropriate, dangerous, or fraudulent  may undermine the safety or the perception of safety of Rover’s platform and Rover’s ability to attract and retain pet care providers and pet parents and materially adversely affect Rover’s reputation, business, operating results and financial condition.

Rover has no control over or ability to predict the specific actions of Rover’s users and other third parties during the time that pets or pet parents are with pet care providers or otherwise and therefore, Rover cannot guarantee the safety of pets, pet care providers, pet parents and third parties. The actions of pets, pet care providers, pet parents and other third parties may result in pet and human fatalities, injuries, other harm, fraud, invasion of privacy, property damage, discrimination and brand reputational damage, which have created and could continue to create potential legal or other substantial liabilities for Rover.

All new pet care providers on Rover’s platform in the United States and Canada undergo third-party background checks before they can offer their services on Rover’s platform. U.S. pet care providers are subject to a social security number and address trace and are checked against national criminal offense databases, sex offender registries and certain regulatory, terrorist and sanctions watchlists. In Europe, Rover uses a third party to conduct identity verification on all pet care providers. Pet care provider profiles in all geographies are also subject to review and approval by Rover’s team of pet care provider specialists.

Rover does not verify the identity of or require background checks for pet parents, nor does Rover verify or require background checks for third parties who may be present during a service made through its platform. In addition, Rover does not currently and may not in the future require pet care providers to re-verify their identity or undergo subsequent background checks following their successful completion of their initial screening process.

Rover’s screening processes rely on, among other things, information provided by pet care providers and Rover’s ability to validate that information and the effectiveness of third-party service providers that support Rover’s verification processes may be limited. Certain verification processes, including legacy verification processes on which Rover previously relied, may be less reliable than others. These processes are beneficial but not exhaustive and have limitations. There can be no assurances that these measures will significantly reduce criminal or fraudulent activity on Rover’s platform. The criminal background checks for pet care providers and other screening processes rely on, among other things, information provided by pet care providers and pet parents, Rover’s ability to validate that information, the accuracy, completeness and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area, such as relating to data privacy, data protection and criminal background screening and on the effectiveness of third-party service providers that may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility.

In addition, Rover has not undertaken in the past and may not undertake in the future to independently verify the safety, suitability, location, quality, compliance with Rover policies or standards and legal compliance, of all Rover’s pet care providers’ offerings. Rover has not undertaken in the past and may not undertake in the future to independently verify the location, safety, or suitability of offerings for individual pets and pet parents or the suitability, qualifications, or credentials of pet care providers. Where Rover has undertaken the verification or screening of certain aspects of pet care provider qualifications and offerings, the scope of such processes may be limited and rely on, among other things, information provided by pet care providers and the ability of Rover’s internal teams or third-party vendors to adequately conduct such verification or screening practices. In addition, Rover has not in the past taken and may not in the future take steps to re-verify or re-screen pet care provider qualifications or offerings following initial review. Rover has relied in the past and may continue in the future to rely on pet care providers and pet parents to disclose information relating to their offerings and such information may be inaccurate or incomplete. Rover has created policies and standards to respond to issues reported with offerings, but certain offerings may pose heightened safety risks to individual users because those issues have not been reported to Rover or because Rover’s customer support team has not taken the requisite action based on Rover’s policies. Rover relies, at least in part, on reports of issues from pet care providers and pet parents to investigate and enforce many of Rover’s policies and standards. In addition, Rover’s policies may not contemplate certain safety risks posed by offerings or by individual pet care providers or pet parents or may not sufficiently address those risks.

Rover also has faced or may face civil litigation, regulatory investigations and inquiries involving allegations of, among other things, unsafe or unsuitable offerings, discriminatory policies, data processing, practices or behavior on and off Rover’s platform or by pet care providers, pet parents and third parties, general misrepresentations regarding the safety or accuracy of offerings on Rover’s platform and other pet care provider, pet parent, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. While Rover recognizes that it needs to continue to build trust and invest in innovations that will support trust when it comes to Rover’s policies, tools and procedures to protect pet care providers, pet parents and the communities in which Rover’s pet care providers operate, Rover may not be successful in doing so. Similarly, offerings that are inaccurate, of a lower than expected quality, or that do not comply with Rover’s policies may harm pet parents and public perception of the quality and safety of offerings on Rover’s platform and materially adversely affect its reputation, business, operating results and financial condition.

If pet care providers, pet parents, or third parties engage in criminal activity, misconduct, fraudulent, negligent, or inappropriate conduct or use Rover’s platform as a conduit for criminal activity, pet parents may not consider Rover’s platform and the offerings on Rover’s platform safe and Rover may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact Rover’s brand reputation and lower the adoption rate of Rover’s platform.

Rover has a limited operating history in an evolving industry, which makes it difficult to evaluate prospects and may increase the risk that Rover will not be successful.

Rover launched operations in 2011 and since then has frequently: (1) increased the number of local markets in which it offers services (including via expansion into Europe); (2) expanded Rover’s platform features and services; and (3) changed Rover’s fee structure. This limited operating history and Rover’s evolving business make it difficult to evaluate Rover’s prospects and the risks and challenges Rover may encounter. These risks and challenges include Rover’s ability to:

•	accurately forecast its revenue and plan its operating expenses;
•	increase the number of and retain existing pet parents and pet care providers that use its platform;
•	successfully compete with current and future competitors;
•	successfully expand its business in existing markets and enter new markets and geographies;
•	anticipate and respond to macroeconomic changes and changes in the markets in which Rover operates;
•	maintain and enhance the value of its reputation and brand;
•	adapt to rapidly evolving trends in the ways service providers and consumers interact with technology;
•	avoid interruptions or disruptions in its service;
•	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;
•	hire, integrate and retain talented technology, marketing, customer service and other personnel;
•	effectively manage rapid growth in its personnel and operations; and
•	effectively manage its costs.

If Rover fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, its business, financial condition and operating results could be materially adversely affected.

Rover may experience significant fluctuations in its operating results, which make it difficult to forecast future results.

Rover’s operating results may vary significantly and are not necessarily an indication of future performance. Rover experiences seasonal fluctuations in its financial results. Rover experiences seasonality in its Number of Bookings, Gross Booking Value (“GBV”), net loss and Adjusted EBITDA, which Rover expects to continue and which may become more extreme. In addition, Rover’s operating results may fluctuate as a result of a variety of other factors, some of which are beyond Rover’s control. For example, in May 2021, Rover reached its highest monthly Gross Booking Value (GBV) of $45.4 million, up 18% over May 2019 GBV, as pet owners started to resume normal activities post-pandemic. As a result of seasonal and other fluctuations, Rover may not accurately forecast its operating results. Moreover, Rover bases its expense levels and investment plans on estimates for revenue that may turn out to be inaccurate and Rover may not be able to adjust Rover’s spending quickly enough if Rover’s revenue is less than expected, resulting in losses that exceed Rover’s expectations. If Rover’s assumptions regarding the risks and uncertainties that Rover uses to plan its business are incorrect or change, or if Rover does not address these risks successfully, Rover’s operating results could differ materially from its expectations and Rover’s business, operating results and financial condition could be materially adversely affected. You should not rely on Rover’s operating results for any previous period as any indication of operating results or growth in future periods.

Rover bases its decisions regarding expenditures in customer acquisition in part on its analysis of the GBV generated from pet parents that it acquired in prior periods. Rover’s estimates and assumptions may not accurately reflect future results and Rover may not be able to recover its customer acquisition costs.

Rover’s success depends on its ability to attract pet parents in a cost-effective manner. Rover’s decisions regarding investments in pet parent acquisition substantially depend upon Rover’s analysis of the revenue generated from pet parents acquired in earlier periods. Rover’s analysis regarding pet parent acquisition investment and revenue includes several assumptions, such as:

•

Rover makes various assumptions based on its historical data with respect to the rebooking rates of pet parents. If Rover’s assumptions regarding such repurchase rates are incorrect, its revenue relative to customer acquisition cost could be less favorable than it believes.

•

The analysis which Rover presents in the sections of this proxy statement/prospectus/information statement captioned “Information about Rover—Competitive Strengths” and “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Rover’s Performance” include a discussion of various cohorts. While Rover believes the trends reflected by these cohorts are illustrative of Rover’s pet parent base, the results of particular cohorts inherently reflect a distinct group pet parents and may not be representative of Rover’s current or future composite group of pet parents, particularly as Rover grows, its pet parent base broadens and it expands to new local markets.

•

Rover’s analysis focuses on support and acquisition marketing expenses incurred during the period in which the pet parents were originally acquired and makes various assumptions with respect to the level of additional marketing or other expenses necessary to maintain pet parent loyalty and generate booking activity in subsequent periods. If Rover’s assumptions regarding such expenses in subsequent periods are incorrect, Rover’s revenue relative to pet parent acquisition cost could be less favorable than Rover believes.

If Rover’s assumptions regarding its pet parent acquisition investment and resulting revenue from bookings, including those relating to the effectiveness of Rover’s marketing expenditures, prove incorrect, Rover’s ability to generate revenue from its investments in new pet parent acquisitions may be less than Rover has assumed and less than it has experienced in the past. In such case, Rover may need to increase expenses or otherwise alter its strategy and its business, financial condition and operating results may be materially adversely affected.

If use of Rover’s platform in large metropolitan areas is negatively affected, its financial results and future prospects could be adversely impacted.

Rover derives a significant portion of its bookings and historically has generated a significant portion of its growth in more densely populated urban areas. Rover’s business and financial results may be susceptible to economic, social and regulatory conditions or other circumstances that tend to impact such areas. An economic downturn, increased competition, or regulatory obstacles in these areas could adversely affect Rover’s business, financial condition and operating results to a much greater degree than would the occurrence of such events in other areas. Further, Rover expects that it will continue to face challenges in penetrating lower-density suburban and rural areas, where Rover’s network is smaller and finding matches is more difficult, the cost of pet ownership is lower and alternative pet care providers may be more convenient. If Rover is not successful in penetrating suburban and rural areas, or if it is unable to operate in certain key metropolitan areas in the future, its ability to serve what it considers to be its total addressable market would be limited and its business, financial condition and operating results would suffer.

Risks Related to Regulation and Taxation

If pet care providers are reclassified as employees under applicable law, Rover’s business would be materially adversely affected.

Rover is subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the U.S. federal, state and municipal levels challenging the classification of pet care providers that use Rover’s platform as independent contractors. Rover may also become subject to such matters in Europe. The tests governing whether a service provider is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for Rover. As referenced above, Rover maintains that pet care providers that use Rover’s platform are Rover’s customers and, as such, are at most independent contractors. However, pet care providers may be reclassified as employees, especially in light of the evolving rules and restrictions on service provider classification and their potential impact on participants in the “gig economy.” A reclassification of service providers as employees would adversely affect Rover’s business, financial condition and operating results, including as a result of:

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monetary exposure arising from, or relating to failure to, withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties and government fines;

•	injunctions prohibiting continuance of existing business practices;
•	claims for employee benefits (including equity incentives), social security, workers’ compensation and unemployment;
•	claims of discrimination, harassment and retaliation under civil rights laws;
•	claims under laws pertaining to unionizing, collective bargaining and other concerted activity;
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other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

•	harm to Rover’s reputation and brand.

In the United States, national, state and local governmental authorities have enacted or pursued and may in the future enact and pursue, measures designed to regulate the gig economy. For example, in 2019 the California Assembly passed AB-5, which codified a narrow worker classification test that has had the effect of treating many “gig economy” workers as employees. AB-5 includes a referral agency exemption that specifically applies to animal services and dog walking and grooming, and while Rover believes that pet care providers who use Rover’s platform fall within such exemption, the interpretation or enforcement of the exemption could change. In addition, other jurisdictions (including in international geographies where Rover offers, or in the future may offer, its platform) could pursue similar laws that do not include such carve outs and which, if applied to Rover’s platform, could adversely impact Rover’s platform’s availability and its business.

In addition to the harms listed above, a reclassification of pet care providers as employees would require Rover to significantly alter its existing business model and operations and impact Rover’s ability to add and retain pet care providers to its platform and grow its business, which Rover would expect to have an adverse effect on its business, financial condition and operating results.

Rover’s business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and failure to comply with such laws and regulations could subject Rover to claims or otherwise adversely affect Rover’s business, financial condition, or operating results.

Online marketplaces offering pet care services are a relatively nascent business model and are rapidly evolving. Rover is or may become subject to a variety of laws in the United States and other jurisdictions. Laws, regulations and standards governing issues such as worker classification, labor and employment, anti-discrimination, animal safety, home-based pet care licensing and regulation, online payments, gratuities, pricing and commissions, subscription services, intellectual property, background checks, algorithm-based discrimination and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of these laws and whether they are applicable to Rover, are often uncertain and may be conflicting, including varying standards and interpretations among countries, between state or province and federal law, between individual states or provinces and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. Rover has been proactively working with state and local governments and regulatory bodies to ensure that Rover’s platform is available broadly in the United States and Canada and may need to do so in Europe as well.

Additionally, laws relating to the potential liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities in the United States at the federal and state level are considering a number of legislative and regulatory proposals concerning privacy and other matters that may be applicable to Rover’s business. It is also likely that if Rover’s business grows and evolves and Rover’s services are used in a greater number of geographies, Rover would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to Rover’s business and the new laws to which it may become subject.

In the United States, money transmission is subject to various state and federal laws and the rules and regulations are enforced by multiple authorities and governing bodies, including numerous federal, state and local agencies who may define money transmission differently. Outside of the United States, Rover is subject to additional laws, rules and regulations related to the provision of payments and financial services and if Rover expands into new jurisdictions, the foreign regulations and regulators governing Rover’s business that Rover is subject to will expand as well. Noncompliance with such regulations may subject Rover to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. Rover could also be required to make changes to Rover’s business practices or compliance programs as a result of regulatory scrutiny.

Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and companies engaged in dealings with independent service providers or otherwise viewed as part of the “gig economy.” Regulatory and administrative bodies may enact new laws or promulgate new regulations that are adverse to Rover’s business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to Rover’s business, including by changing employment-related laws or by regulating or capping the commissions businesses like Rover’s agree to with service providers or the fees that Rover may charge pet parents. In addition, regulatory scrutiny or action may create different or conflicting obligations on Rover from one jurisdiction to another, which creates additional challenges to managing Rover’s business.

Rover’s success, or perceived success and increased visibility may also drive some businesses that perceive Rover’s business model as a threat to their services or otherwise negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where Rover may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede Rover’s business and the ability of pet parents and service providers to use Rover’s platform.

If Rover is not able to comply with these laws or regulations or if it becomes liable under these laws or regulations, including any future laws or regulations that it may not be able to anticipate at this time, it could be materially adversely affected and it may be forced to implement new measures to reduce Rover’s exposure to this liability. This may require Rover to expend substantial resources or to discontinue certain services or platform features, which would adversely affect Rover’s business. Any failure to comply with applicable laws and regulations could also subject Rover to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets and other enforcement actions. In addition, the increased attention to liability issues as a result of lawsuits and legislative proposals could adversely affect Rover’s reputation or otherwise impact the growth of Rover’s business. Any costs incurred to prevent or mitigate this potential liability are also expected to adversely affect Rover’s business, financial condition and operating results.

Government regulation of the Internet, mobile devices and e-commerce is evolving and unfavorable changes could substantially adversely affect Rover’s business, financial condition and operating results.

Rover is subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, mobile devices and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce, or other online services and increase the cost of providing online services, require Rover to change Rover’s business practices, or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may address taxation, tariffs, privacy, data retention and protection, data security, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, text messaging, Internet and mobile application access to Rover’s offerings and the characteristics and quality of online offerings, the provision of online payment services and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the Internet and e-commerce. In addition, as Rover continues to expand internationally, it is possible that foreign government entities may seek to censor content available on Rover’s mobile applications or website or may even attempt to block access to Rover’s mobile applications and website. Any failure, or perceived failure, by Rover to comply with any of these laws or regulations could result in damage to Rover’s reputation and brand, a loss in business and proceedings or actions against Rover by governmental entities or others, which could adversely affect Rover’s business, financial condition and operating results.

Rover is subject to regulatory inquiries, claims, lawsuits, investigations, various proceedings and other disputes and faces potential liability and expenses for legal claims, which could materially adversely affect Rover’s business, operating results and financial condition.

Rover is or may become subject to claims, lawsuits, arbitration proceedings, government investigations and other legal, regulatory and administrative proceedings, including those involving pet injury, personal injury, property damage, worker classification, pay model, labor and employment, unemployment insurance benefits, workers’ compensation, anti-discrimination, commercial disputes, competition, pet care provider and pet parent complaints, intellectual property disputes, compliance with regulatory requirements, data security, advertising practices, tax issues and other matters and Rover may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as its business grows and as it deploys new services.

Rover has in the past been, is currently and may in the future be the subject of regulatory and administrative investigations, audits and inquiries conducted by federal, state, or local governmental agencies. Results of investigations, audits and inquiries and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on Rover’s business, financial condition and operating results, particularly if an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of outcome, these matters can have an adverse impact on Rover in light of the costs associated with cooperating with, or defending against, such matters and the diversion of management resources and other factors.

Rover is also subject to claims, lawsuits and other legal proceedings seeking to hold Rover vicariously liable for the actions of pets, pet parents and service providers. In the ordinary course of business, Rover’s Trust and Safety team receives claims pursuant to the Rover Guarantee Program, as well as claims and threats of legal action that arise from pet sitting services booked through the Rover website or applications. Various parties have from time to time claimed and may claim in the future, that Rover is liable for damages related to accidents or other incidents involving pets, pet parents, pet service providers and third parties. For example, third parties have asserted legal claims against Rover in connection with personal injuries related to pet or human safety issues or accidents caused by service providers or animals. Rover has incurred expenses to settle personal injury claims, which it sometimes chooses to settle for reasons including implementation of the Rover Guarantee Program, customer goodwill, expediency, protection of Rover’s reputation and to prevent the uncertainty of litigating and it expects that such expenses will continue to increase as its business grows and it faces increasing public scrutiny. Rover currently is named as a defendant in a number of matters related to accidents or other incidents involving users of Rover’s platform, pets, or third parties. Pending or threatened legal proceeding could have a material impact on Rover’s business, financial condition, or operating results. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any pet parents, pet service providers, animals, or third parties could result in negative publicity and harm to Rover’s brand, reputation, business, financial condition and operating results.

Reports, whether true or not, of animal-borne illnesses and injuries caused by pet care or unsanitary handling, cleaning, or grooming or other pet services incidents have led to potential legal claims against and severely injured the reputations of, participants in the pet services business and could do so in the future as well. In addition, reports of animal-borne illnesses or other safety issues occurring solely at competitors that are not on Rover’s platform, could, as a result of negative publicity about the pet services industry generally, adversely affect Rover’s business, financial condition and operating results.

Rover also faces potential liability and expense for claims, including class, collective and other representative actions, by or relating to pet care providers regarding, among other things, the classification of pet care providers that use Rover’s platform as well as Rover’s service provider pay model, including claims regarding disclosures it makes with respect to sales tax, service fees and gratuities, the process of signing up to become a service provider, including the background check process and the nature and frequency of Rover’s communications to service providers via email, text, or telephone. In addition, Rover faces potential liability and expense for claims, including class actions, by service providers relating to, among other things, its service provider pay model, including claims regarding disclosures it makes with respect to sales tax, service fees and gratuities, the services it facilitates, discrepancies between the information on its website and mobile applications and the experience of pet parents and pet service providers and the nature and frequency of its marketing communications via email, text, or telephone. See “Information About Rover—Legal Proceedings.”

In addition, Rover faces claims and litigation relating to possible pet and human fatalities, injuries, other violent acts, illness (including COVID-19), cancellations and return of booking deposits, property damage, motor vehicle accidents and privacy or data protection violations that occurred during a service booked on Rover’s platform. Rover could face additional litigation and government inquiries and fines relating to Rover’s business practices, cancellations and other consequences due to natural disasters or other unforeseen events beyond Rover’s control such as wars, regional hostilities, health concerns, including epidemics and pandemics such as COVID-19, or law enforcement demands and other regulatory actions.

Rover faces potential liability and expense for claims relating to the information that it publishes on its website and mobile applications, including claims for trademark and copyright infringement, defamation, libel and negligence, among others. Rover’s platform also relies upon content that is created and posted by pet care providers, pet parents, or other third parties. Claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against Rover, in addition to Rover’s pet care providers and pet parents. While Rover relies on a variety of statutory and common-law frameworks and defenses, including those provided by the DMCA, the CDA, the fair-use doctrine in the United States and the E-Commerce Directive in the European Union, differences between statutes, limitations on immunity, requirements to maintain immunity and moderation efforts in the many jurisdictions in which Rover operates may affect Rover’s ability to rely on these frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by pet care providers and pet parents or otherwise contributed by third-parties to Rover’s platform. Moreover, regulators in the United States and in other countries may introduce new regulatory regimes, such as a potential repeal of CDA Section 230, that increase potential liability for information or content available on Rover’s platform.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against Rover, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to Rover’s reputation, require significant management attention and divert significant resources. Determining reserves for Rover’s pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect Rover’s business, financial condition and operating results. These proceedings could also result in harm to Rover’s reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in Rover’s business practices. Any of these consequences could adversely affect Rover’s business, financial condition and operating results. Further, under certain circumstances, Rover has contractual and other legal obligations to indemnify and to incur legal expenses on behalf of Rover’s business and commercial partners and current and former directors and officers.

In addition, Rover includes arbitration and class action waiver provisions in Rover’s terms of service with the pet parents and pet care providers that use Rover’s platform. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome and the use of arbitration and class action waiver provisions subjects Rover to certain risks to Rover’s reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to Rover’s reputation and brand, Rover may limit its use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in Rover’s litigation costs and exposure. Additionally, Rover permits certain users of its platform to opt out of such provisions, which could also cause an increase in Rover’s litigation costs and exposure.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of Rover’s arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If these provisions were found to be unenforceable, in whole or in part, or specific claims are required to be exempted, Rover could experience an increase in Rover’s costs to litigate disputes and the time involved in resolving such disputes and Rover could face increased exposure to potentially costly lawsuits, each of which could adversely affect Rover’s business, financial condition and operating results.

Rover is subject to governmental economic and trade sanctions laws and regulations which could subject it to liability and negatively affect its business, operating results and financial condition.

Rover is required to comply with economic and trade sanctions administered by governments where it operates, including the U.S. government (including without limitation regulations administered and enforced by the U.S. Office of Foreign Assets Control (“OFAC”) and the U.S. Department of Commerce), the Council of the European Union and the Office of Financial Sanctions Implementation of Her Majesty’s Treasury in the United Kingdom, or OFSI. These economic and trade sanctions prohibit or restrict transactions to or from or dealings with certain specified countries, regions, their governments and, in certain circumstances, their nationals and with individuals and entities that are specially-designated, such as individuals and entities included on OFAC’s List of Specially Designated Nationals, or SDN List), subject to EU/UK asset freezes, or other sanctions measures. Any future economic and trade sanctions imposed in jurisdictions where Rover has significant business could materially adversely impact its business, operating results and financial condition. Rover’s ability to track and verify transactions and otherwise to comply with these regulations require a high level of internal controls. Rover maintains policies and procedures to implement these internal controls, which it periodically assesses and updates to the extent it identifies compliance gaps. Rover’s internal policies and procedures require that it report to OFAC on payments it has rejected or blocked pursuant to OFAC sanctions regulations and on any possible violations of those regulations. Rover’s policies also require that it reports to OFSI on dealings with persons subject to EU/UK sanctions. There is a risk that, despite the internal controls that Rover has in place, it has engaged in dealings with persons sanctioned under applicable sanctions laws. Any non-compliance with economic and trade sanctions laws and regulations or related investigations could result in claims or actions against Rover and materially adversely affect its business, operating results and financial condition. As its business continues to grow and regulations change, Rover may be required to make additional investments in internal controls or modify its business.

Rover is subject to various U.S. and international anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.

Rover is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and other anticorruption, anti-bribery and anti-money laundering laws in the jurisdictions in which it does business, both domestic and abroad. These laws generally prohibit Rover and Rover’s employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold Rover liable for acts of corruption and bribery committed by Rover’s third-party business partners, representatives and agents who are acting on Rover’s behalf. Rover and its third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and it may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and its employees, representatives, contractors and agents, even if it does not explicitly authorize such activities. These laws also require that Rover keeps accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While Rover has policies and procedures to address compliance with such laws, it cannot assure that its employees and agents will not take actions in violation of its policies or applicable law, for which it may be ultimately held responsible and its exposure for violating these laws increases as its international presence expands and as it increase sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a drop in New Rover’s stock price, or overall adverse consequences to Rover’s business, all of which may have an adverse effect on Rover’s reputation, business, financial condition and operating results.

Taxing authorities may successfully assert that Rover has not properly collected, or in the future should collect, sales and use, gross receipts, value added, or similar taxes and may successfully impose additional obligations on Rover and any such assessments, obligations, or inaccuracies could adversely affect Rover’s business, financial condition and operating results.

The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipt tax, to businesses like Rover’s is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to Rover’s business.

In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect Rover’s financial condition and operating results.

Rover is subject to indirect taxes, such as payroll, sales, use, value-added and goods and services taxes and it may face various indirect tax audits in various U.S. and foreign jurisdictions. Rover believes that it remits indirect taxes in all relevant jurisdictions in which it generates taxable sales, based on its understanding of the applicable laws in those jurisdictions. However, tax authorities may raise questions about, or challenge or disagree with, Rover’s calculation, reporting, or collection of taxes and may require Rover to collect taxes in jurisdictions in which Rover does not currently do so or to remit additional taxes and interest and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring Rover to collect taxes in jurisdictions in which it does not currently do so or to collect additional taxes in a jurisdiction in which it currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage pet parents and service providers from utilizing its offerings, or could otherwise harm its business, financial condition and operating results. Further, even where Rover is collecting taxes and remitting them to the appropriate authorities, it may fail to accurately calculate, collect, report and remit such taxes. Additionally, if Rover or pet care providers try to pass along increased additional taxes and raise fees or prices to pet parents, booking volume may decline.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in Rover’s financial statements and any such difference may adversely affect Rover’s operating results in future periods in which Rover changes its estimate of tax obligations or in which the ultimate tax outcome is determined.

Rover may have exposure to greater than anticipated tax liabilities.

Rover is subject to income taxes in the United States and certain foreign jurisdictions. Rover’s effective tax rate could be materially adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses and the valuation of deferred tax assets. Increases in Rover’s effective tax rate would reduce profitability or increase losses.

As Rover expands the scale of its international business activities, any changes in the United States or foreign taxation of such activities may increase its worldwide effective tax rate and harm its business, financial condition and operating results.

Rover has been subject to examination and may be subject to examination in the future, by federal, state, local and foreign tax authorities on income, employment, sales and other tax matters. While Rover regularly assesses the likelihood of adverse outcomes from such examinations and the adequacy of Rover’s provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on Rover’s business, financial condition and operating results. See “— Risks Related to Regulation and Taxation—If pet care providers are reclassified as employees under applicable law, Rover’s business would be materially adversely affected.” and “—Risks Related to Regulation and Taxation —Taxing authorities may successfully assert that Rover has not properly collected, or in the future should collect, sales and use, gross receipts, value added, or similar taxes and may successfully impose additional obligations on Rover and any such assessments, obligations, or inaccuracies could adversely affect Rover’s business, financial condition and operating results.”

The Organization for Economic Cooperation and Development has been working on a Base Erosion and Profit Shifting Project and issued a report in 2015 and an interim report in 2018 and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which Rover’s tax obligations are determined in many of the countries in which Rover does business. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which Rover is taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income (including indirect) taxes, including taxes based on a percentage of revenue. For example, France, Italy, Spain and the United Kingdom, among others, have each proposed or enacted taxes applicable to digital services, which includes business activities on digital platforms and would likely apply to Rover’s business.

Rover’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, Rover had accumulated $196 million, $71 million and $5.9 million of federal, state and non-U.S. net operating loss carryforwards, or NOLs, respectively, some of which are available to reduce future taxable income and which will begin to expire in 2031 for federal and 2025 for state tax purposes. It is possible that Rover will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs to offset its post-change taxable income may be limited. In general, an “ownership change” will occur if there is a cumulative change in Rover’s ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. In the event that it is determined that Rover has in the past experienced an ownership change, or if it experiences one or more ownership changes as a result of the proposed Business Combination or future transactions in Rover’s stock, Rover’s ability to use NOLs to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering.

Under the legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, or the Tax Act, as amended by the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), net operating losses from taxable years that began after December 31, 2017 may offset no more than 80% of current year taxable income for taxable years beginning after December 31, 2020. NOLs arising in taxable years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and 20-year carryforward period. As Rover maintains a full valuation allowance against Rover’s U.S. NOLs, these changes will not impact Rover’s balance sheet as of December 31, 2020 or results of operations.

There is also a risk that Rover’s existing net operating losses or tax credits could expire or otherwise be unavailable to offset future income tax liabilities, either as the result of regulatory changes issued, possibly with retroactive effect, by various jurisdictions seeking to raise revenue to help counter the fiscal impact of the COVID-19 pandemic, or for other unforeseen reasons. A temporary suspension of the use of certain net operating losses and tax credits has been enacted in California and other states may enact suspensions as well.

Risks Related to Privacy and Technology

Rover has been subject to cybersecurity incidents in the past and anticipates being the target of future attacks. Any actual or perceived breach of security or security incident or privacy or data protection breach or violation could interrupt Rover’s operations, harm its brand and adversely affect its reputation, brand, business, financial condition and operating results.

Rover’s business involves the collection, storage, processing and transmission of personal data and other sensitive and proprietary data of pet parents and pet care providers. Additionally, Rover maintains, and third party service providers on Rover’s behalf maintain, sensitive and proprietary information relating to Rover’s business, such as Rover’s own proprietary information, other confidential information and personal data relating to individuals such as Rover’s employees. An increasing number of organizations have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Rover, and Rover’s third party service providers, have experienced and may in the future experience such attacks. In addition, these incidents can originate on Rover’s vendors’ websites, which can then be leveraged to access Rover’s website, further preventing Rover’s ability to successfully identify and mitigate the attack.

Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against Rover, Rover may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures and it may face delays in Rover’s detection or remediation of, or other responses to, security breaches and other privacy-, data protection- and security-related incidents. In addition, users on Rover’s platform could have vulnerabilities on their own devices that are unrelated to Rover’s systems and platform but could mistakenly be attributed to Rover. Further, breaches experienced by other companies may also be leveraged against Rover. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Rover has previously experienced incidents of fraud on its platform that it believes involved credential stuffing attacks and which it was unable to detect or prevent.

Although Rover has developed systems and processes that are designed to protect data of pet parents and pet care providers that use its platform, protect its systems and the proprietary, sensitive and confidential information it maintains, prevent data loss, and prevent other security breaches and security incidents, these security measures have not fully protected against such matters in the past and cannot guarantee security in the future. The IT and infrastructure used in Rover’s business may be vulnerable to cyberattacks or security breaches and third parties may be able to access data, including personal data and other sensitive and proprietary data of pet parents and pet care providers, Rover’s employees’ personal data, or Rover’s other sensitive, confidential or proprietary data that it maintains or that otherwise is accessible through those systems. Employee error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy, data protection, or security breach or other security incident. Although Rover has policies restricting access to the personal information it stores, there is a risk that these policies may not be effective in all cases.

Any actual or perceived breach of privacy or data protection, or any actual or perceived security breach or other incident that impacts Rover’s platform or systems, other IT and infrastructure used in Rover’s business, or data maintained or processed in Rover’s business, could interrupt Rover’s operations, result in Rover’s platform being unavailable, result in loss or improper access to, or acquisition or disclosure of, data, result in fraudulent transfer of funds, harm Rover’s reputation, brand and competitive position, damage Rover’s relationships with third-party partners, or result in claims, litigation, regulatory investigations and proceedings, increased credit card processing fees and other costs and significant legal, regulatory and financial exposure, including ongoing monitoring by regulators and any such incidents or any perception that Rover’s security measures are inadequate could lead to loss of pet parents’ and pet care providers’ confidence in, or decreased use of, Rover’s platform, any of which could adversely affect Rover’s business, financial condition and operating results. Any actual or perceived breach of privacy, data protection or security, or other security incident, impacting any entities with which Rover shares or discloses data (including, for example, Rover’s third-party technology providers) could have similar effects. Further, any cyberattacks or actual or perceived security, privacy or data protection breaches and other incidents directed at, or suffered by, Rover’s competitors could reduce confidence in Rover’s industry and, as a result, reduce confidence in Rover. Rover also expects to incur significant costs in an effort to detect and prevent privacy, data protection and security breaches and other privacy-, data protection- and security-related incidents and it may face increased costs and requirements to expend substantial resources if of an actual or perceived privacy, data protection, or security breach or other incident.

While Rover maintains cyber insurance that may help provide coverage for these types of incidents, it cannot assure you that Rover’s insurance will be adequate to cover costs and liabilities related to any incidents, that insurance will continue to be available to Rover on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against Rover that exceed available insurance coverage or the occurrence of changes in Rover’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect Rover’s business, reputation, results of operations and financial condition.

Changes in laws or regulations relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by Rover to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of data relating to individuals, could adversely affect Rover’s business.

Rover receives, transmits and stores a large volume of personally identifiable information and other data relating to users on its platform, as well as personally identifiable information and other data relating to individuals such as its employees. Numerous local, municipal, state, federal and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure and protection of certain types of data, including the California Online Privacy Protection Act, Canada’s Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Legislation, the EU General Data Protection Regulation, or GDPR, the Telephone Consumer Protection Act (restricting telemarketing and the use of automated SMS text messaging), Section 5 of the Federal Trade Commission Act and the California Consumer Privacy Act (the “CCPA”). These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement and may be inconsistent from one jurisdiction to another.

For example, the GDPR, which became effective on May 25, 2018, has resulted and will continue to result in significantly greater compliance burdens and costs for companies like Rover’s. The GDPR regulates Rover’s collection, control, processing, sharing, disclosure and other use of data that can directly or indirectly identify a living individual that is a resident of the European Union (“personal data”) and imposes stringent data protection requirements with significant penalties and the risk of civil litigation, for noncompliance. Failure to comply with the GDPR may result in fines of up to 20 million Euros or up to 4% of the annual global revenue of the infringer, whichever is greater. It may also lead to civil litigation, with the risks of damages or injunctive relief, or regulatory orders adversely impacting on the ways in which Rover’s business can use personal data.

In addition, the United Kingdom has implemented legislation similar to the GDPR, referred to as the UK GDPR, which provides for fines of up to the greater of 17.5 million British Pounds and 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear. An example is the regulation of data transfers between EU member states and the United Kingdom and the role of the United Kingdom’s Information Commissioner’s Office with respect to the EU. These changes will lead to additional costs and increase Rover’s overall risk exposure.

Additionally, Rover is or may become subject to laws, rules and regulations regarding cross-border transfers of personal data, including those relating to transfer of personal data outside the European Economic Area (“EEA”). Recent legal developments have created complexity and uncertainty regarding transfers of personal data from the EEA to the U.S. and other jurisdictions; for example, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it noted that reliance on them may not necessarily be sufficient in all circumstances. In addition to other mechanisms (particularly standard contractual clauses), in limited circumstances Rover may rely on Privacy Shield certifications of third parties (for example, vendors and partners). These developments regarding cross-border data transfers have created uncertainty and increased the risk around Rover’s international operations and may require Rover to review and amend the legal mechanisms by which Rover makes or receives personal data transfers to the U.S. and other jurisdictions.

The CCPA, which went into effect on January 1, 2020, among other things, requires covered companies to provide new disclosures to California consumers and affords such consumers abilities to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising their CCPA rights. The CCPA imposes severe statutory damages as well as a private right of action for certain data breaches. This private right of action is expected to increase the likelihood of and risks associated with, data breach litigation. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or the CPRA. The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact Rover’s business and establishes a regulatory agency dedicated to enforcing those requirements. Aspects of the interpretation and enforcement of the CCPA and CPRA remain uncertain. The CPRA and the CCPA may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to Rover’s business. The effects of the CPRA, the CCPA and other similar state or federal laws, are significant and may require Rover to modify its data processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. The CCPA, CPRA and other changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing Rover’s platform, require significant changes to Rover’s operations, or even prevent Rover from providing its platform in jurisdictions in which Rover currently operates and in which it may operate in the future.

Additionally, Rover has incurred and may continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. Publication of Rover’s privacy statement and other policies regarding privacy, data protection and data security may subject Rover to investigation or enforcement actions by regulators if those statements or policies are found to be deficient, lacking transparency, deceptive, unfair, or misrepresentative of Rover’s practices. Rover also is bound by contractual obligations related to privacy, data protection and data security and Rover’s efforts to comply with such obligations may not be successful or may have other negative consequences. The various privacy, data protection and data security legal obligations that apply to Rover may evolve in a manner that relates to Rover’s practices or the features of Rover’s mobile applications or website and Rover may need to take additional measures to comply with the new and evolving legal obligations, including but not limited to training efforts for Rover’s employees, contractors and third party partners. Such efforts may not be successful or may have other negative consequences. In particular, with laws and regulations such as the CCPA imposing new and relatively burdensome obligations and with substantial uncertainty over the interpretation and application of these and other laws and regulations, Rover may face challenges in addressing their requirements and making necessary changes to Rover’s policies and practices and may incur significant costs and expenses in an effort to do so. Despite Rover’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that Rover’s interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Rover’s failure, or the failure by Rover’s third-party providers, pet parents, or pet care providers on Rover’s platform, or consequences associated with Rover’s efforts to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of data relating to service providers, pet parents. or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage Rover’s reputation, discourage new and existing service providers and pet parents from using Rover’s platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect Rover’s business, financial condition and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm Rover’s reputation and brand adversely affect its business, financial condition and operating results.

Systems defects and failures and resulting interruptions in the availability of Rover’s website, mobile applications, or platform could adversely affect Rover’s business, financial condition and operating results.

Rover’s success depends on pet parents and pet care providers being able to access Rover’s platform at any time. Rover’s systems, or those of third parties upon which Rover relies, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Rover’s systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by Rover’s own employees. Some of Rover’s systems are not fully redundant and Rover’s disaster recovery planning may not be sufficient for all eventualities. Rover’s business interruption insurance may not be sufficient to cover all of Rover’s losses that may result from interruptions in Rover’s service as a result of systems failures and similar events.

Rover has experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of Rover’s platform. Minor interruptions can result in new customer acquisition losses that are never recovered. Affected users could seek monetary recourse from Rover for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for Rover to address. Further, in some instances, Rover may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of Rover’s platform could adversely affect its business and reputation and could result in fewer pet parents and pet care providers using Rover’s platform.

Rover primarily relies on Amazon Web Services to deliver its services to users on its platform and any disruption of or interference with its use of Amazon Web Services could adversely affect its business, financial condition and operating results.

Rover currently relies on Amazon Web Services, or AWS, to host its platform and support its operations. Rover does not have control over the operations of the facilities of AWS that it uses. The facilities of AWS are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Rover’s platform’s continuing and uninterrupted performance is critical to its success. Rover has experienced and expects that in the future it will experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in AWS’ service levels may adversely affect Rover’s ability to meet the requirements of users on its platform. Since Rover’s platform’s continuing and uninterrupted performance is critical to its success, sustained or repeated system failures would reduce the attractiveness of its platform. It may become increasingly difficult to maintain and improve Rover’s performance, especially during peak usage times, as it expands the usage of its platform. Any negative publicity arising from these disruptions could harm Rover’s reputation and brand and may adversely affect the usage of its platform. Any of the above circumstances or events may harm Rover’s reputation and brand, reduce the availability or usage of its platform, lead to a significant short-term loss of revenue, increase its costs and impair its ability to attract new users, any of which could adversely affect its business, financial condition and operating results.

Rover relies on third-party payment service providers to process payments made by pet parents and payments made to pet care providers on its platform. If these third-party payment service providers become unavailable or Rover is subject to increased fees, its business, operating results and financial condition could be materially adversely affected.

Rover relies on a number of third-party payment service providers, including payment card networks, banks, payment processors and payment gateways, to link Rover to payment card and bank clearing networks to process payments made by Rover’s pet parents and payments made to pet care providers through Rover’s platform. Rover also relies on these third-party providers to address Rover’s compliance with various laws, including money transmission regulations. For example, Rover is in the process of implementing a third-party payment service integration for its operations in the United States to address regulatory requirements that apply when processing payments by pet parents made to pet care providers in certain jurisdictions. Rover has agreements with these providers, some of whom are the sole providers of their particular service. If these companies become unwilling or unable to provide these services to Rover on acceptable terms, Rover is unable to integrate with a provider in a timely manner, or regulators take action against Rover, Rover’s business may be disrupted. In such case, Rover would need to find an alternate payment service provider and it may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If Rover needs to migrate to alternative or integrate additional third-party payment service providers for any reason, the transition or addition would require significant time and management resources and may not be as effective, efficient, or well-received by Rover’s pet care providers and pet parents or adequately address regulatory requirements. Any of the foregoing risks related to third-party payment service providers, including compliance with money transmission rules in any jurisdiction in which Rover operates, could cause Rover to incur significant losses and, in certain cases, require Rover to make payments to pet care providers out of its funds, which could materially adversely affect its business, operating results and financial condition. See “—Risks Related to Regulation and Taxation—Rover’s business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and failure to comply with such laws and regulations could subject Rover to claims or otherwise adversely affect Rover’s business, financial condition, or operating results.”

In addition, the software and services provided by Rover’s third-party payment service providers may fail to meet Rover’s expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause Rover to lose its ability to accept online payments or other payment transactions or facilitate timely payments to pet care providers on Rover’s platform, which could make Rover’s platform less convenient and desirable to customers and adversely affect Rover’s ability to attract and retain pet care providers and pet parents.

Moreover, Rover’s agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of Rover’s cash as a reserve. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in Rover’s business, operating results and financial condition. An imposition of a reserve or suspension of processing services by one or more of Rover’s processing companies, could have a material adverse effect on Rover’s business, operating results and financial condition.

If Rover fails to invest adequate resources into the payment processing infrastructure on Rover’s platform, or if Rover’s investment efforts are unsuccessful or unreliable, Rover’s payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, Rover’s ability to expand its payments activities into additional countries is dependent upon the third-party providers Rover uses to support these activities. As Rover expands the availability of its platform to additional geographies or offer new payment methods to its pet care providers and pet parents in the future, it may become subject to additional regulations and compliance requirements and exposed to heightened fraud risk, which could lead to an increase in its operating expenses.

For certain payment methods, including credit and debit cards, Rover pays interchange and other fees and such fees result in significant costs. Payment card network costs have increased and may continue to increase in the future, the interchange fees and assessments that they charge for each transaction that accesses their networks and may impose special fees or assessments on any such transaction. Rover’s payment card processors have the right to pass any increases in interchange fees and assessments on to Rover. Credit card transactions result in higher fees to Rover than transactions made through debit cards. Rover also faces a risk of increased transaction fees and other fines and penalties, if Rover or its service providers fail to comply with payment card industry security standards. Any material increase in interchange fees in the United States or other geographies, including as a result of changes in interchange fee limitations imposed by law in some geographies, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase Rover’s operating costs and materially adversely affect Rover’s business, operating results and financial condition.

Rover relies on third parties to provide some of the software or features for its platform and depends on the interoperability of its platform across third-party applications and services. If such third parties were to interfere with the distribution of Rover’s platform or with its use of such software, its business would be materially adversely affected.

Rover relies upon certain third parties to provide software or features for its platform. If the third parties Rover relies upon cease to provide access to the third-party software that Rover, pet parents and pet care providers use, do not provide access to such software on terms that Rover believes to be attractive or reasonable, or do not provide Rover with the most current version of such software, Rover may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect Rover’s business. For example, Rover relies on Google Maps for maps and location data that are core to the functionality of Rover’s platform and Rover integrates applications, content and data from third parties to deliver its platform and services.

Third-party applications, products and services are constantly evolving and Rover may not be able to maintain or modify its platform to ensure its compatibility with third-party offerings following development changes. If Rover loses such interoperability, experience difficulties or increased costs in integrating Rover’s offerings into alternative devices or systems, or manufacturers or operating systems elect not to include Rover’s offerings, make changes that degrade the functionality of Rover’s offerings, or give preferential treatment to competitive products, the growth of Rover’s community and its business, results of operations and financial condition could be materially adversely affected.

Rover relies on mobile operating systems and application marketplaces to make its applications available to pet parents and pet care providers and if Rover does not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, its usage or brand recognition could decline and its business, financial results and operating results could be materially adversely affected.

Rover depends in part on mobile operating systems, such as Android and iOS and their respective application marketplaces to make Rover’s applications available to pet parents and pet care providers that use Rover’s platform. Any changes in such systems and application marketplaces that degrade the functionality of Rover’s applications or give preferential treatment to Rover’s competitors’ applications could adversely affect Rover’s platform’s usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit Rover from making its applications available to pet parents and pet care providers, make changes that degrade the functionality of Rover’s applications, increase the cost to users or to Rover of using such mobile operating systems or application marketplaces or Rover’s applications, impose terms of use unsatisfactory to Rover, or modify their search or ratings algorithms in ways that are detrimental to Rover, or if Rover’s competitors’ placement in such mobile operating systems’ application marketplace is more prominent than the placement of Rover’s applications, Rover’s user growth could slow, pause or decline. Rover’s applications have experienced fluctuations in the past and it anticipates similar fluctuations in the future. Any of the foregoing risks could adversely affect Rover’s business, financial condition and operating results.

As new mobile devices and mobile platforms, as well as entirely new tech platforms are developed and released, there is no guarantee that certain devices will continue to support Rover’s platform or effectively roll out updates to its applications. Additionally, in order to deliver high-quality applications, Rover needs to ensure that its platform is designed to work effectively with a range of mobile technologies, systems, networks and standards. Rover may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If pet parents or pet care providers that use Rover’s platform encounter any difficulty accessing or using Rover’s applications on their mobile devices or if Rover is unable to adapt to changes in popular mobile operating systems, Rover expects that its user growth and user engagement would be materially adversely affected.

Rover’s platform contains third-party open source software components and failure to comply with the terms of the underlying open source software licenses could restrict Rover’s ability to provide its platform.

Rover’s platform contains software modules licensed to it by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise Rover’s platform.

Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that Rover makes available source code for modifications or derivative works it creates based upon the licensed open source software, authorizes further modification and redistribution of that source code, makes that source code available at little or no cost, or grants other licenses to Rover’s intellectual property. If Rover combines its proprietary software with open source software in a certain manner, it could, under certain open source licenses, be required to release the source code of its proprietary software under the terms of an open source software license. This could enable Rover’s competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of Rover’s competitive advantages. Alternatively, to avoid the release of the affected portions of Rover’s source code, Rover could be required to purchase additional licenses, expend substantial time and resources to re-engineer some or all of its software or cease use or distribution of some or all of its software until it can adequately address the concerns.

Rover also releases certain of its proprietary software modules to the public under open source licenses Although Rover has certain policies and procedures in place to monitor its use of open source software that are designed to avoid subjecting its platform to conditions it does not intend, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Rover’s ability to provide or distribute its platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, Rover could be subject to lawsuits by parties claiming ownership of what Rover believes to be open source software. If Rover is held to have breached or failed to fully comply with all the terms and conditions of an open source software license, it could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing its platform on terms that are not economically feasible, to re-engineer its platform, to discontinue or delay the provision of its platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, its proprietary code, any of which could adversely affect its business, financial condition and operating results.

Risks Related to Rover’s Intellectual Property

Failure to adequately protect Rover’s intellectual property could adversely affect Rover’s business, financial condition and operating results.

Rover’s business depends on its intellectual property, the protection of which is crucial to the success of its business. Rover relies on a combination of trademarks, copyrights, trade secrets, license agreements, intellectual property assignment agreements and confidentiality procedures to protect its intellectual property. In addition, Rover attempts to protect its intellectual property, technology and confidential information by requiring its employees and consultants who develop intellectual property on its behalf to enter into confidentiality and invention assignment agreements and third parties Rover shares information with to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of Rover’s confidential information, intellectual property, or technology and may not provide an adequate remedy if unauthorized use or disclosure of Rover’s confidential information or technology, or infringement of its intellectual property. Despite Rover’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of its platform or other software, technology and functionality or obtain and use information that Rover considers proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain Rover’s intellectual property, confidential information and trade secrets through various methods, including through scraping of public data or other content from Rover’s website or mobile applications, cybersecurity attacks and legal or other methods of protecting this data may be inadequate.

As of March 31, 2021, Rover held nine registered trademarks in the United States and 17 registered trademarks in foreign jurisdictions. Rover also has common law rights in some trademarks and pending trademark applications in the United States and foreign jurisdictions. In addition, Rover has registered domain names for websites that its uses in its business, such as www.rover.com and other variations. Competitors have and may continue to adopt service names similar to Rover’s, thereby harming Rover’s ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to Rover’s trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce Rover’s intellectual property rights and to determine the validity and scope of the proprietary rights of others. Rover holds no patents or pending patent applications. Further, Rover may not timely or successfully apply for a patent or register its trademarks or otherwise secure its intellectual property. Rover’s efforts to protect, maintain, or enforce its proprietary rights may not be respected in the future or may be invalidated, circumvented, or challenged. and could result in substantial costs and diversion of resources, which could adversely affect its business, financial condition and operating results.

Intellectual property infringement assertions by third parties could result in significant costs and adversely affect Rover’s business, financial condition, operating results and reputation.

Rover operates in an industry with frequent intellectual property litigation. Other parties have asserted and in the future may assert, that Rover has infringed their intellectual property rights. Rover could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.

Further, Rover cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect its business, financial condition and operating results. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in Rover’s favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require Rover to pay damages, potentially including treble damages and attorneys’ fees if Rover is found to have willfully infringed a party’s patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign Rover’s offerings and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to Rover, or at all. In any event, Rover may need to license intellectual property which would require Rover to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in Rover’s favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect Rover’s business, reputation, financial condition and operating results.

Rover may be unable to continue to use the domain names that it uses in its business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of its brand, trademarks, or service marks.

Rover has registered domain names that it uses in, or are related to, its business, most importantly www.rover.com. If Rover loses the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, Rover may be forced to market its offerings under a new domain name, which could cause Rover substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. Rover may not be able to obtain preferred domain names outside the United States due to a variety of reasons, including because they are already held by others. In addition, Rover’s competitors and others could attempt to capitalize on Rover’s brand recognition by using domain names similar to Rover’s domain names. Rover may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of Rover’s brand or its trademarks or service marks. Protecting, maintaining and enforcing Rover’s rights in its domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect Rover’s business, financial condition and operating results.

Risk Related to Rover’s Operations

Rover depends on its highly skilled employees to grow and operate its business and if Rover is unable to hire, retain, manage and motivate its employees, or if its new employees do not perform as anticipated, Rover may not be able to grow effectively and its business, financial condition and operating results could be materially adversely affected.

Rover’s future success will depend in part on the continued service of its senior management team, key technical employees and other highly skilled employees, including Aaron Easterly, its co-founder and chief executive officer, Tracy Knox, its chief financial officer, and Brent Turner, its chief operating officer, and on Rover’s ability to continue to identify, hire, develop, motivate and retain talented employees. Rover may not be able to retain the services of any of its employees or other members of senior management in the future. Also, Rover’s U.S.-based employees, including its senior management team, work for Rover on an at-will basis and there is no assurance that any such employee will remain with Rover. Additionally, Rover’s reduction in workforce in response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on Rover’s business may hinder its ability to hire and retain employees going forward.

Rover’s competitors may be successful in recruiting and hiring members of Rover’s management team or other key employees and it may be difficult for Rover to find suitable replacements on a timely basis, on competitive terms, or at all. If Rover is unable to attract and retain the necessary employees, particularly in critical areas of its business, Rover may not achieve its strategic goals. In addition, from time to time, there may be changes in Rover’s senior management team that may be disruptive to its business. If Rover’s senior management team fails to work together effectively and to execute its plans and strategies, Rover’s business, financial condition and operating results could be materially adversely affected.

Rover faces intense competition for highly skilled employees. For example, competition for engineering talent is particularly intense and engineering support is particularly important for Rover’s business. To attract and retain top talent, Rover has offered and it believes it will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of Rover’s equity awards declines, it may adversely affect

Rover’s ability to attract and retain highly qualified employees. On the other hand, Rover’s employees may receive significant proceeds from sales of Rover’s equity which may reduce their motivation to continue to work for Rover. Rover may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees and Rover may never realize returns on these investments. If Rover is unable to effectively manage its hiring needs or successfully integrate new hires, its efficiency, ability to meet forecasts and employee morale, productivity and engagement could suffer, which could adversely affect business, financial conditions and operating results.

Rover’s company culture has contributed to its success and if Rover cannot maintain and evolve its culture as it grows, its business could be materially adversely affected.

Rover believes that its company culture has been critical to its success. Rover faces many challenges that may affect its ability to sustain its corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in its organization who share and further its culture, values and mission;
•	Rover’s previous reduction in workforce in response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on its business;
•	the potential growth in size and geographic diversity of Rover’s workforce;
•

competitive pressures to move in directions that may divert Rover from its mission, vision and values (including, for example, pressure exerted by large technology companies adopting permanent remote work frameworks);

•	the impact on employee morale created by geopolitical events, public stock market volatility and general public company criticism;
•	the continued challenges of a rapidly evolving industry;
•	the increasing need to develop expertise in new areas of business that affect Rover;
•	negative perception of Rover’s treatment of employees, pet parents, pet care providers, or Rover’s response to employee sentiment related to political or social causes or actions of management; and
•	the integration of new personnel and businesses from acquisitions.

If Rover is not able to maintain and evolve its culture, its business, financial condition and operating results could be materially adversely affected.

Rover’s support function is critical to the success of its platform and any failure to provide high-quality service could affect Rover’s ability to retain its existing pet care providers and pet parents and attract new ones.

Rover’s ability to provide high-quality support to its community of pet care providers and pet parents is important for the growth of its business and any failure to maintain such standards of support, or any perception that Rover does not provide high-quality service, could affect Rover’s ability to retain and attract pet care providers and pet parents. Meeting the support expectations of Rover’s pet care providers and pet parents requires significant time and resources from Rover’s support team and significant investment in staffing, technology (including automation and machine learning to improve efficiency), infrastructure, policies and support tools. The failure to develop the appropriate technology, infrastructure, policies and support tools, to hire new operations personnel in a manner that keeps pace with Rover’s post-pandemic business recovery, or to manage or properly train Rover’s support team, could compromise Rover’s ability to resolve questions and complaints quickly and effectively. As part of Rover’s 2020 workforce reduction, it significantly reduced the number of employees in its support organization and its product development organization, which impacted or could in the future impact Rover’s ability to provide effective support to its pet care providers and pet parents. Rover’s service is staffed based on complex algorithms that map to its business forecasts. Any volatility or errors in judgment in those forecasts could lead to staffing gaps that could impact the quality of Rover’s service. Rover has in the past experienced and may in the future experience backlog incidents that lead to substantial delays or other issues in responding to requests for customer support, which may reduce its ability to effectively retain pet care providers and pet parents.

The majority of Rover’s customer contact volume typically is serviced by a limited number of third-party service providers. Rover relies on its internal team and these third parties to provide timely and appropriate responses to the inquiries of pet care providers and pet parents that come to Rover via telephone, email, social media and chat. Reliance on these third parties requires that Rover provides proper guidance and training for its employees, maintains proper controls and procedures for interacting with its community and ensures acceptable levels of quality and customer satisfaction are achieved. Failure to appropriately allocate functions to these third-party service providers or to maintain suitable training, controls and procedures could materially adversely impact Rover’s business.

Rover provides support to pet care providers and pet parents and helps to mediate disputes between pet care providers and pet parents. Rover relies on information provided by pet care providers and pet parents and is at times limited in its ability to provide adequate support or help pet care providers and pet parents resolve disputes due to Rover’s lack of information or control. To the extent that pet care providers and pet parents are not satisfied with the quality or timeliness of Rover’s support or third-party support, Rover may not be able to retain pet care providers or pet parents and Rover’s reputation as well its business, operating results and financial condition could be materially adversely affected.

When a pet care provider or pet parent has a poor experience on Rover’s platform, Rover may issue refunds or coupons for future bookings, or other customer service gestures of monetary value. These refunds and coupons are generally treated as a reduction to revenue and Rover may make payouts for property damage and personal and animal injury claims under the Rover Guarantee Program. A robust support effort is costly and Rover expects such costs to continue to rise in the future as Rover grows its business and implements new product offerings. Rover has historically seen a significant number of support inquiries from pet care providers and pet parents. Rover’s efforts to reduce the number of support requests may not be effective and Rover could incur increased costs without corresponding revenue, which would materially adversely affect its business, operating results and financial condition.

Rover relies on a third-party background check provider and a third-party identification provider to screen potential pet care providers and if such providers fail to provide accurate information or Rover does not maintain business relationships with them, Rover’s business, financial condition and operating results could be materially adversely affected.

In the United States and Canada, Rover relies on a single third-party background check provider to provide or confirm the criminal and other records of potential pet care providers to help identify those that are not eligible to use Rover’s platform pursuant to Rover’s internal standards and applicable law and in Europe Rover relies on a single identity verification provider. Rover’s business may be materially adversely affected to the extent such providers do not meet their contractual obligations, Rover’s expectations, or the requirements of applicable laws or regulations. If either of Rover’s third-party background check provider or Rover’s identity verification provider terminates its relationship with Rover or refuses to renew its agreement with Rover on commercially reasonable terms, Rover may need to find an alternate provider and may not be able to secure similar terms or replace such partners in an acceptable timeframe. If Rover cannot find alternate providers on terms acceptable to it, Rover may not be able to timely onboard potential pet care providers and as a result, Rover’s platform may be less attractive to potential pet care providers and it may have difficulty finding enough pet care providers to meet pet parent demand. Further, if the background checks or identity verification checks conducted by Rover’s third-party provider or the third-party databases they check are, or are perceived to be, inaccurate, insufficiently inclusive of relevant records or otherwise inadequate or below expectations, pet care providers who otherwise would be barred from using Rover’s platform may be approved to offer services via Rover’s platform and some pet care providers may be inadvertently excluded from Rover’s platform. As a result of inaccurate or incomplete background or verification checks, Rover may be unable to adequately provide a safe environment for pets and pet parents and Rover’s reputation and brand could be materially adversely affected and Rover could be subject to increased regulatory or litigation exposure. In addition, Rover does not generally run additional background checks on pet care providers after they have been approved to use its platform. If a pet care provider engages in criminal activity after the third-party background check has been conducted, Rover may not be informed of such criminal activity and this pet care provider may be permitted to continue offering services through Rover’s platform. If Rover chooses to engage in more frequent background checks in the future, Rover may experience a decrease in pet care provider retention, which may adversely impact its platform. Rover is also subject to a number of laws and regulations applicable to background and identity verification checks for potential and existing pet care providers that use Rover’s platform. If Rover or its third-party background check provider or identity verification provider fails to comply with applicable laws and regulations in the handling of background or identity verification checks or the use of background check or identity verification information, Rover’s reputation, business, financial condition and operating results could be materially adversely affected and Rover could face legal action, including class, collective, or other representative actions.

Any negative publicity related to any of Rover’s third-party background check providers or third-party identity verification provider, including publicity related to safety incidents or actual or perceived privacy or data security breaches or other security incidents, could adversely affect Rover’s reputation and brand and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect Rover’s business, financial condition and operating results.

Rover relies primarily on third-party insurance policies to insure its operations-related risks. If Rover’s insurance coverage is insufficient for the needs of its business or its insurance providers are unable to meet their obligations, Rover may not be able to mitigate the risks facing its business, which could adversely affect its business, financial condition and operating results.

Rover procures third-party insurance policies to cover various operations-related risks including general liability, auto liability, excess and umbrella liability, employment practices liability, workers’ compensation, property, cybersecurity and data breaches, crime and fiduciary liability and directors’ and officers’ liability. For certain types of operations-related risks or future risks related to Rover’s new and evolving services, Rover may not be able to, or may choose not to, acquire insurance. In addition, Rover may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to its new and evolving services and Rover may have to pay high premiums, self-insured retentions, or deductibles for the coverage it does obtain. Additionally, if any of Rover’s insurance providers become insolvent, such provider would be unable to pay any operations-related claims that Rover makes. Further, some of Rover’s agreements with merchants require that Rover procure certain types of insurance and if Rover is unable to obtain and maintain such insurance, Rover would be in violation of the terms of these merchant agreements.

If the amount of one or more operations-related claims were to exceed Rover’s applicable aggregate coverage limits, Rover would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, or otherwise paid by Rover. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, Rover’s insurance and claims expense could increase, or Rover may decide to raise its deductibles or self-insured retentions when its policies are renewed or replaced. Rover’s business, financial condition and operating results could be materially adversely affected if: (1) the cost per claim, premiums, or the number of claims significantly exceeds Rover’s historical experience or coverage limits; (2) Rover experiences a claim in excess of its coverage limits; (3) Rover’s insurance providers fail to pay on Rover’s insurance claims; (4) Rover experiences a claim for which coverage is not provided; or (5) the number of claims under Rover’s deductibles or self-insured retentions differs from historical averages.

Rover may have insufficient or no coverage for certain events, including reclassification of pet care providers under applicable law and certain business interruption losses, such as those resulting from the COVID-19 pandemic. Additionally, certain policies may not be available to Rover and the policies Rover has and obtains in the future may be insufficient to cover all of its business exposure.

While the Rover Guarantee Program is a commercial agreement with pet parents and pet care providers for which Rover is primarily responsible, Rover relies on its general liability insurance policy to provide coverage to Rover for claims and losses subject to the Rover Guarantee Program that exceed its self-insured retention. Increased claim frequency and severity and increased fraudulent claims could result in greater payouts, premium increases, or difficulty securing coverage. Further, disputes with pet care providers as to whether the Rover Guarantee Program applies to alleged losses or damages and the increased submission of fraudulent payment requests could require significant time and financial resources.

Rover may face difficulties as it expands its operations into new local markets in which it has limited or no prior operating experience.

Rover’s capacity for continued growth depends in part on its ability to expand its operations into and compete effectively in, new local markets, including in geographies outside of the United States. It may be difficult for Rover to accurately predict pet parent preferences and purchasing habits in these new local markets. In addition, each market has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect Rover’s ability to operate, the pool of pet care providers that are available and Rover’s costs associated with insurance, support, fraud and onboarding new pet care providers. In addition, each market is subject to distinct competitive and operational dynamics. These include Rover’s ability to offer more attractive services than alternative options, to provide effective customer support and to efficiently attract and retain pet parents and pet care providers, all of which affect Rover’s sales, operating results and key business metrics. As a result, Rover may experience fluctuations in its operating results due to changing dynamics in the local markets where Rover operates. If Rover invests substantial time and resources to expand its operations and is unable to manage these risks effectively, Rover’s business, financial condition and operating results could be materially adversely affected.

Rover’s presence outside the United States and any future international expansion strategy will subject it to additional costs and risks and its plans may not be successful.

Rover has started expanding its presence internationally. Rover opened its platform in Canada in 2017 and in Europe in 2018 and Rover may continue to expand its international operations. Rover is a growing platform with pet care providers in over 24,000 neighborhoods. For each of the years ended December 31, 2019 and 2020, 5% of Rover’s revenue was generated from offerings outside of the United States. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on Rover’s finance, analytics, compliance, legal, engineering and operations teams. Rover may incur significant operating expenses and may not be successful in its international expansion for a variety of reasons, including:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining its company culture across all of its offices;
•	an inability to attract pet care providers and pet parents;
•	competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;
•	differing demand dynamics, which may make Rover’s platform less successful;
•	complying with varying laws and regulatory standards, including with respect to labor and employment, data privacy and data protection, tax and local regulatory restrictions;
•	obtaining any required government approvals, licenses, or other authorizations;
•	varying levels of Internet and mobile technology adoption and infrastructure;
•	currency exchange restrictions or costs and exchange rate fluctuations;
•	operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;
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public health concerns or emergencies, such as the recent COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred and which may occur, in various parts of the world in which Rover operates or may operate in the future; and

•	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Rover’s limited experience in operating its business internationally increases the risk that any potential future expansion efforts that it may undertake may not be successful. If Rover invests substantial time and resources to expand its operations internationally and is unable to manage these risks effectively, Rover’s business, financial condition and operating results could be materially adversely affected.

In addition, international expansion may increase Rover’s risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls and trade and economic sanctions.

The failure to successfully execute and integrate acquisitions could materially adversely affect Rover’s business, operating results and financial condition.

As part of Rover’s business strategy, it will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement Rover’s business. For example, in March 2017 Rover acquired DogVacay and in October 2018 Rover acquired DogBuddy. Rover has previously acquired and continues to evaluate targets that operate in relatively nascent markets and as a result, there is no assurance that such acquired businesses will be successfully integrated into Rover’s business or generate substantial revenue.

Acquisitions involve numerous risks, any of which could harm Rover’s business and negatively affect Rover’s financial condition and operating results, including:

•	intense competition for suitable acquisition targets, which could increase prices and adversely affect Rover’s ability to consummate deals on favorable or acceptable terms;
•	failure or material delay in closing a transaction;
•	transaction-related lawsuits or claims;
•	difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;
•	difficulties in retaining key employees or business partners of an acquired company;
•	difficulties in retaining merchants, consumers and service providers, as applicable, of an acquired company;
•	challenges with integrating the brand identity of an acquired company with Rover’s own;
•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;
•	failure to realize the anticipated benefits or synergies of a transaction;
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failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
•	risks that regulatory bodies do not approve Rover’s acquisitions or business combinations or delay such approvals;
•	theft of Rover’s trade secrets or confidential information that it shares with potential acquisition candidates;
•	risk that an acquired company or investment in new services cannibalizes a portion of Rover’s existing business; and
•	adverse market reaction to an acquisition.

If Rover fails to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if Rover fails to successfully integrate such acquisitions or investments, its business, financial condition and operating results could be materially adversely affected.

Rover may require additional capital to support business growth and this capital might not be available on acceptable terms, or at all.

To support Rover’s growing business and to effectively compete, Rover must have sufficient capital to continue to make significant investments in its platform. Rover intends to continue to make investments to support its business growth and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance its existing platform, improve its operating infrastructure, or acquire complementary businesses and technologies. Although Rover currently anticipates that its existing cash, cash equivalents and marketable securities and cash flow from operations will be sufficient to meet its working capital and capital expenditure needs for at least the next 12 months, Rover may require additional financing. Accordingly, Rover may need to engage in equity or debt financings to secure additional funds. If Rover raises additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, its existing stockholders could suffer significant dilution and any new securities Rover issues could have rights, preferences and privileges superior to those of current equity investors. If Rover raises additional funds through the incurrence of indebtedness, then it may be subject to increased fixed payment obligations and could be subject to restrictive covenants, such as limitations on its ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business. Any additional future indebtedness Rover may incur may result in terms that could be unfavorable to its equity investors.

Rover evaluates financing opportunities from time to time and its ability to obtain financing will depend, among other things, on its development efforts, business plans and operating performance and the condition of the capital markets at the time it seeks financing. Rover may not be able to obtain additional financing on terms favorable to it, if at all. If Rover is unable to obtain adequate financing or financing on terms satisfactory to Rover when it requires it, Rover’s ability to continue to support its business growth and to respond to business challenges could be impaired and its business, financial condition and operating results may be materially adversely affected.

Rover’s existing debt facilities may subject it to financial covenants and other restrictions on Rover’s actions that may limit its operational flexibility or otherwise adversely affect its results of operations.

The terms of Rover’s credit facility and subordinated credit facility include a number of obligations and covenants that may limit Rover and its subsidiaries. Rover’s obligations under the credit facility and the subordinated credit facility are secured by substantially all of Rover’s assets. The credit facility and the subordinated credit facility contain covenants restricting Rover’s activities, including limitations on Rover’s ability to sell assets, engage in mergers and acquisitions, enter into transactions involving related parties, incur indebtedness or grant liens or negative pledges on its assets, or make loans or make other investments. Rover’s credit facility also contains minimum liquidity and minimum revenue financial covenants that are applicable if Rover’s overall liquidity does not exceed $65.0 million.

The terms of Rover’s credit facility and subordinated credit facility may restrict its current and future operations and could adversely affect its ability to finance its future operations or capital needs. In addition, complying with these covenants may make it more difficult for Rover to successfully execute its business strategy, including potential acquisitions and compete against companies which are not subject to such restrictions.

Covenants or payment requirements specified in Rover’s credit facility and subordinated credit facility could result in an event of default, which would give the lenders the right to terminate their commitments to provide additional loans and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If any debt under Rover’s credit facility or subordinated credit facility or other future debt instruments were to be accelerated, Rover may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately adversely affect Rover’s business, cash flows, results of operations and financial condition. Even if Rover was able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to Rover. As of March 31, 2021, Rover has drawn $30 million on the subordinated credit facility. Rover currently does not have any amounts outstanding under its credit facility, but it may borrow under it in the future.

Rover’s application for the Paycheck Protection Program Loan could in the future be determined to have been impermissible or could result in damage to Rover’s reputation.

In April 2020, Rover entered into a certain Paycheck Protection Program Promissory Note and Agreement with SVB, pursuant to which Rover received loan proceeds of $8.1 million, or the PPP Loan. The PPP Loan is subject to the terms and conditions of the PPP, which was established under the CARES Act and is administered by the U.S. Small Business Administration, or the SBA. The PPP loan application required Rover to certify, among other things, that the “current economic uncertainty” made the PPP Loan request “necessary” to support its ongoing operations. Rover made this certification in good faith after analyzing, among other things, the maintenance of its workforce, its need for additional funding to continue operations, the severe impact of COVID-19 on its revenue, financial covenants associated with existing loans and its ability to access alternative forms of capital in the current market environment to offset the effects of the COVID-19 pandemic. Following this analysis, Rover believes that it satisfied all eligibility criteria for the PPP Loans and that its receipt of the PPP Loans is consistent with the broad objectives of the CARES Act. The certification described above did not contain any objective criteria and is subject to interpretation.

In accordance with the requirements of the PPP, Rover used the PPP Loan to cover certain qualified expenses, including payroll costs, rent and utility costs. The PPP Loan contains customary events of default, including, among others, those relating to breaches of obligations under the PPP Loan (including a failure to make payments), any bankruptcy or similar proceedings and certain material effects on Rover’s ability to repay the PPP Loan. The PPP Loan matures two years following the date of issuance, bears interest at a rate of 1.00% per year and is subject to the standard terms and conditions applicable to loans administered by the SBA under the CARES Act.

Beginning on the seventh month following the issuance date of the PPP Loan, Rover is required to make 18 monthly payments of principal and interest. The PPP Loan may be prepaid at any time prior to maturity.

Rover may apply for forgiveness of the PPP Loan in the aggregate amount equal to $8.1 million. As of March 31, 2021, Rover has not applied and the PPP Loan has not been approved for forgiveness. Rover will be required to repay any portion of the outstanding principal that is not forgiven, along with accrued interest. In connection with, and subject to the closing of the Business Combination, Rover expects to repay the PPP Loan.

The lack of clarity regarding loan eligibility under the PPP has resulted in significant media coverage and controversy with respect to companies applying for and receiving loans. If, despite Rover’s good-faith belief that given its circumstances it satisfied all eligible requirements for the PPP Loan, Rover is later determined to have violated any applicable laws or regulations that may apply to it in connection with the PPP Loans or it is otherwise determined that Rover was ineligible to receive the PPP Loan, Rover may be required to repay the PPP Loan in its entirety or be subject to additional penalties, which could also result in adverse publicity and damage to Rover’s reputation. Additionally, the proposed Business Combination may subject Rover to additional scrutiny for its decision to receive the PPP Loan. Should Rover be audited or reviewed by federal or state regulatory authorities, such audit or review could result in the diversion of management’s time and attention and legal and reputational costs. Any of these events could have a material adverse effect on Rover’s business, results of operations and financial condition.

Risks Related to Rover’s and Caravel’s Financial Reporting and Disclosure

Because Rover recognizes revenue upon the start of the booked service and not at booking, upticks or downturns in bookings are not immediately reflected in Rover’s operating results.

Rover experiences a difference in timing between when a booking is made and when Rover recognizes revenue, which occurs when the service is provided. The effect of significant downturns in bookings or increases in cancellations for upcoming booking dates in a particular quarter may not be fully reflected in Rover’s operating results until future periods because of this timing in revenue recognition.

Rover tracks certain operational metrics with internal systems and tools and does not independently verify such metrics. Certain of Rover’s operational metrics are subject to inherent challenges in measurement and any real or perceived inaccuracies in such metrics may adversely affect Rover’s business and reputation.

Rover tracks certain operational metrics, including its key business metrics such as Number of Bookings, GBV, as well as pet parent cohort behavior, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which Rover relies. Rover’s internal systems and tools have a number of limitations and Rover’s methodologies for tracking these metrics may change over time, which could result in unexpected changes to Rover’s metrics, including the metrics it publicly discloses. If the internal systems and tools Rover uses to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data Rover reports may not be accurate. While these numbers are based on what Rover believes to be reasonable estimates of its metrics for the applicable period of measurement, there are inherent challenges in measuring how Rover’s platform is used across large populations. For example, the accuracy of Rover’s operating metrics could be impacted by fraudulent users of Rover’s platform and further, Rover believes that there are consumers who have multiple accounts, even though this is prohibited in Rover’s Terms of Service and Rover implements measures to detect and prevent this behavior. In addition, limitations or errors with respect to how Rover measures data or with respect to the data that Rover measures may affect Rover’s understanding of certain details of its business, which could affect Rover’s long-term strategies. If Rover’s operating metrics are not accurate representations of its business, if investors do not perceive Rover’s operating metrics to be accurate, or if Rover discovers material inaccuracies with respect to these figures, Rover expects that its business, reputation, financial condition and operating results would be materially adversely affected.

Certain estimates and information contained in this proxy statement/prospectus/information statement are based on information from third-party sources and Rover does not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data and any real or perceived inaccuracies in such estimates and information may harm Rover’s reputation and adversely affect its business.

Certain estimates and information contained in this proxy statement/prospectus/information statement, including general expectations concerning Rover’s industry and the market in which Rover operates, category share, market opportunity and market size, are based to some extent on information provided by third-party providers. This information involves a number of assumptions and limitations and although Rover believes the information from such third-party sources is reliable, Rover has not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data. If there are any limitations or errors with respect to such data or methodologies, or if investors do not perceive such data or methodologies to be accurate, or if Rover discovers material inaccuracies with respect to such data or methodologies, Rover’s reputation, financial condition and operating results could be materially adversely affected.

Risks Related to Ownership of New Rover Common Stock and this Business Combination

New Rover will be an emerging growth company and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make the New Rover Common Stock less attractive to investors.

Caravel currently is, and following the Merger, New Rover will be, an “emerging growth company,” as defined in the JOBS Act. For as long as it continues to be an emerging growth company, New Rover may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have independent registered public accounting firm audit New Rover’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in New Rover’s periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, the stockholders may not have access to certain information that they may deem important. New Rover’s status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which New Rover has at least $1.07 billion in annual revenue;

•	the date New Rover qualifies as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

•	the date on which New Rover has issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the Caravel IPO.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. New Rover may elect to take advantage of this extended transition period and as a result, its financial statements may not be comparable with similarly situated public companies.

New Rover cannot predict if investors will find the New Rover Common Stock less attractive if it chooses to rely on any of the exemptions afforded emerging growth companies. If some investors find the New Rover Common Stock less attractive because New Rover relies on any of these exemptions, there may be a less active trading market for the

New Rover Common Stock and the market price of the New Rover Common Stock may be more volatile and may decline.

Rover has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of New Rover’s consolidated financial statements or cause New Rover to fail to meet our periodic reporting obligations.

Management of Rover has identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In preparing its consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, management of Rover identified the following material weaknesses in its internal control over financial reporting. Rover did not design or maintain an effective control environment due to an insufficient complement of personnel with the appropriate level of knowledge, experience and training commensurate with its accounting and reporting requirements. This material weakness contributed to the following additional material weaknesses.

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Rover did not design and maintain sufficient formal procedures and controls to achieve complete and accurate financial reporting and disclosures, including controls over the preparation and review of journal entries and account reconciliations.  Additionally, Rover did not design and maintain controls to ensure appropriate segregation of duties.

Neither of these material weaknesses resulted in a material misstatement to the consolidated financial statements included herein, however they did result in adjustments to several accounts and disclosures.  Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

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Management of Rover identified an additional material weakness as a result of the material weakness in its control environment in that Rover did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements. Specifically, Rover did not design and maintain: (1) program change management controls for financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (2) user access controls to ensure appropriate segregation of duties that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel;  (3) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (4) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact Rover’s ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Rover has begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional personnel and implementing additional procedures and controls and may not ultimately be successful.

Rover has not performed a formal evaluation of its internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor has it engaged an independent registered public accounting firm to perform an audit of its internal control over financial reporting as of any balance sheet date or for any period reported in its financial statements. Presently, Rover is not subject to the reporting requirements of Section 13 or 15(d) of the

Exchange Act, and therefore, its management is not presently required to perform an annual assessment of the effectiveness of its internal control over financial reporting. Once New Rover is no longer an “emerging growth company” or eligible for other relief, New Rover’s independent registered public accounting firm will first be required to attest to the effectiveness of New Rover’s internal control over financial reporting for its Annual Report on Form 10-K for the first year New Rover is no longer an “emerging growth company” or a “smaller reporting company” or eligible for other relief. New Rover will be required to disclose changes made in its internal controls and procedures on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject New Rover to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. Rover has begun the process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 in the future, but may not be able to complete its evaluation, testing and any required remediation in a timely fashion.

Caravel has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner.

After consultation with its independent registered public accounting firm following the issuance of the SEC Staff Statement on April 12, 2021, Caravel’s  management and its audit committee concluded that, in light of the SEC Staff Statement, it was appropriate to restate its previously issued and audited financial statements as of and for the period ended December 31, 2020.

Caravel’s management is responsible for establishing and maintaining adequate internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Caravel’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis.

Caravel has identified a material weakness in its internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants Caravel issued in connection with its initial public offering in December 2020. As a result of this material weakness, Caravel’s management has concluded that its internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of its warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures as of and for the period ended December 31, 2020. For a discussion of management’s consideration of the material weakness identified related to its accounting for a significant and unusual transaction related to the warrants Caravel issued in connection with the December 2020 initial public offering, see “Note 2—Restatement of Previously Issued Financial Statements” to the Caravel financial statements included in this proxy statement/prospectus/information statement.

Caravel has concluded that its internal control over financial reporting was ineffective as of December 31, 2020 because material weaknesses existed in its internal control over financial reporting. Caravel has taken a number of measures to remediate the material weaknesses described therein; however, if Caravel is unable to remediate its material weaknesses in a timely manner or it identifies additional material weaknesses, it may be unable to provide required financial information in a timely and reliable manner and it may incorrectly report financial information. Likewise, if Caravel’s financial statements are not filed on a timely basis, it could be subject to sanctions or investigations by the stock exchange on which its common stock is listed, the SEC or other regulatory authorities. Failure to timely file will cause Caravel to be ineligible to utilize short form registration statements on Form S-3, which may impair its ability to obtain capital in a timely fashion to execute its business strategies and issue shares to effect a business combination. In either case, there could result a material adverse effect on Caravel’s business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect Caravel’s reputation or investor perceptions of Caravel, which could have a negative effect on the trading price of Caravel’s stock. In addition, Caravel will incur additional costs to remediate material weaknesses in its internal control over financial reporting.

Caravel can give no assurance that the measures it has taken and plans to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls.

Certain of Caravel warrants are accounted for as a warrant liability and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of Caravel’s Class A Common Stock or New Rover’s Class A Common Stock after the Business Combination.

Caravel has accounted for the 5,166,667 Private Placement Warrants and 5,500,000 Public Warrants that were issued in connection with its IPO in accordance with the guidance contained in Derivatives and Hedging – Contracts in Entity’s Own Equity (ASC 815-40). Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, Caravel has classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with a resulting non-cash gain or loss related to the change in the fair value being recognized in Caravel’s and, after consummation of the Business Combination, New Rover’s earnings in the statement of operations. The impact of changes in fair value on earnings may have an adverse effect on the market price of Caravel’s Class A Common Stock and, after the consummation of the Business Combination, New Rover’s Class A Common Stock. Due to the recurring fair value measurement, Caravel expects that it and New Rover will recognize non-cash gains or losses on the warrants each reporting period and that the amount of such gains or losses could be material.

Caravel or New Rover may face litigation and other risks as a result of the material weakness in Caravel’s internal control over financial reporting.

Following the issuance of the SEC Staff Statement, after consultation with Caravel’s independent registered public accounting firm, Caravel’s management and audit committee concluded that it was appropriate to restate Caravel’s previously issued audited financial statements as of December 31, 2020 and for the period from September 18, 2020 (inception) through December 31, 2020. As part of the restatement, Caravel’s identified a material weakness in Caravel’s internal controls over financial reporting.

As a result of such material weakness, the restatement, the change in accounting for the warrants, and other matters raised or that may in the future be raised by the SEC, Caravel or New Rover may face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in Caravel’s internal control over financial reporting and the preparation of Caravel’s financial statements. Caravel can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Caravel or New Rover’s business, results of operations and financial condition.

If New Rover fails to maintain an effective system of disclosure controls and internal control over financial reporting, New Rover’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in New Rover and, as a result, the market price of New Rover Common Stock.

As a public company, New Rover will be required to comply with the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including, among other things, that New Rover maintain effective disclosure controls and procedures and internal control over financial reporting. Rover is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by New Rover in the reports that New Rover will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to New Rover’s management, including New Rover’s principal executive and financial officers.

Rover must continue to improve its internal control over financial reporting. New Rover will be required to make a formal assessment of the effectiveness of its internal control over financial reporting and once New Rover ceases to be an emerging growth company or eligible for other relief, New Rover will be required to include an attestation report on internal control over financial reporting issued by New Rover’s independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, New Rover will be engaging in a process to document and evaluate New Rover’s internal control over financial reporting, which is both costly and challenging. In this regard, New Rover will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of New Rover’s internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that New Rover will not be able to conclude, within the prescribed time period or at all, that New Rover’s internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, New Rover’s testing, or the subsequent testing by New Rover’s independent registered public accounting firm, may reveal additional deficiencies in New Rover’s internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of New Rover’s financial statements and reports, which would likely adversely affect the market price of the New Rover Common Stock. In addition, New Rover could be subject to sanctions or investigations by the stock exchange on which the New Rover Common Stock is listed, the SEC and other regulatory authorities.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Caravel’s securities prior to the Closing may decline. The market values of New Rover’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus/information statement, or the date on which Caravel’s stockholders vote on the Business Combination Proposal and the other proposals presented to them.

Following the Business Combination, fluctuations in the price of New Rover’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Rover’s capital stock. Accordingly, the valuation Caravel has ascribed to Rover in the Business Combination may not be indicative of the price that will be implied in the trading market for New Rover’s securities following the Business Combination. If an active market for New Rover’s securities develops and continues after the Business Combination, the trading price of such securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Rover’s control. Any of the factors listed below could have a material adverse effect on your investment in New Rover’s securities and New Rover’s securities may trade at prices significantly below the price you paid for them or that were implied by the conversion of Rover capital stock you owned into New Rover’s securities as a result of the Business Combination. In such circumstances, the trading price of New Rover’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Rover’s securities may include:

•	the impact of the ongoing COVID-19 pandemic on New Rover’s business;
•	general economic and political conditions;
•

actual or anticipated changes or fluctuations in New Rover’s operating results, changes in the market’s expectations about New Rover’s operating results; or failure to meet the expectation of securities analysts or investors in a particular period;

•	announcements by New Rover or its competitors of new technology, features or services;
•	competitors’ performance;
•	developments or disputes concerning New Rover’s intellectual property or other proprietary rights;
•	actual or perceived data security breaches or other data security incidents;
•	announced or completed acquisitions of businesses by New Rover or its competitors;

•	actual or anticipated fluctuations in New Rover’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
•	any actual or anticipated changes in the financial projections New Rover may provide to the public or New Rover’s failure to meet those projections
•	any major change in the New Rover Board or management;
•

changes in laws and regulations affecting New Rover’s business actual or anticipated developments in New Rover’s business, its competitors’ businesses or the competitive landscape generally and any related market speculation;

•	litigation involving New Rover, its industry or both;
•	governmental or regulatory actions or audits;
•	regulatory or legal developments in the United States and other countries;
•	announcement or expectation of additional financing efforts;
•	changes in accounting standards, policies, guidelines, interpretations or principles;
•	New Rover’s ability to meet compliance requirements;
•	the public’s reaction to New Rover’s press releases, other public announcements and filings with the SEC;
•	operating and share price performance of other companies that investors deem comparable to New Rover;
•	price and volume fluctuations in the overall stock market from time to time;
•	changes in operating performance and stock market trading volumes and trading prices of other technology companies generally, or those in the pet care industry in particular;
•	changes in financial estimates and recommendations by securities analysts concerning New Rover or the pet care industry in general;
•	changes in New Rover’s capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of shares of the New Rover Common Stock available for public sale;
•	sales of shares of the New Rover Common Stock by New Rover or its stockholders;
•	expiration of market stand-off or lock-up agreements;
•	sales of substantial amounts of shares of the New Rover Common Stock by New Rover’s directors, executive officers or significant stockholders or the perception that such sales could occur;
•	failure of securities analysts to maintain coverage of New Rover; and
•	the other risk factors under “Risk Factors”.

Broad market and industry factors may materially harm the market price of New Rover’s securities irrespective of New Rover’s operating performance. The stock markets in general, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks and of New Rover’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to New Rover could depress New Rover’s share price regardless of New Rover’s business, prospects, financial conditions or results of operations. A decline in the market price of New Rover’s securities also could adversely affect New Rover’s ability to issue additional securities and New Rover’s ability to obtain additional financing in the future.

Insiders will continue to have substantial influence over New Rover after the Closing, which could limit your ability to affect the outcome of key transactions, including a change of control.

Upon the Closing, New Rover’s executive officers, directors and their affiliates as a group will beneficially own approximately 37.5% of New Rover’s Common Stock representing 37.5% of the vote (assuming no redemptions by current Caravel Public Stockholders and excluding the Earnout Shares, any warrants or options to purchase New Rover Common Stock that will be outstanding following the Merger or any equity awards that may be issued under the proposed New Rover Incentive Plan following the Merger and shares purchased by persons in the PIPE Investment and 4.5 million shares of Rover common stock are converted into cash instead of New Rover Common Stock).

As a result, these stockholders, if they act together, will be able to influence New Rover’s management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of New Rover’s organizational documents and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of New Rover and might affect the market price of the New Rover Common Stock. In addition, the Sponsor will hold the right to designate a director to the New Rover Board following the Closing. This control could have the effect of delaying or preventing a change of control of New Rover or changes in its management and will make the approval of certain transactions difficult or impossible without the support of these stockholders and of their votes.

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that: (1) none of the Public Stockholders exercise their Redemption Rights; (2) Caravel does not issue any additional equity securities prior to the Business Combination, other than the issuance of 5,000,000 shares of New Rover Common Stock to the PIPE Investors and that no other event occurs that would change the Merger Consideration from what it would have been as of the date of the initial signing of the Business Combination Agreement; and (3) there are no future exercises of the Caravel Warrants. If the actual facts differ from these assumptions, the numbers of shares and percentage interests set forth above will be different.

If securities or industry analysts either do not publish research about New Rover or publish inaccurate or unfavorable research about New Rover, New Rover’s business or New Rover’s market, or if they adversely change their recommendations regarding the New Rover Common Stock, the trading price or trading volume of the New Rover Common Stock could decline.

The trading market for the New Rover Common Stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, New Rover’s business, New Rover’s market or New Rover’s competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade New Rover’s Common Stock, provide a more favorable recommendation about New Rover’s competitors or publish inaccurate or unfavorable research about New Rover’s business, New Rover’s Common Stock price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of New Rover or fail to publish reports on New Rover regularly, New Rover could lose visibility in the financial markets and demand for New Rover’s securities could decrease, which in turn could cause the price and trading volume of the New Rover Common Stock to decline.

A significant portion of New Rover’s total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of the New Rover Common Stock to decline significantly, even if New Rover’s business is doing well.

The market price of the New Rover Common Stock could decline as a result of sales of a large number of shares of the New Rover Common Stock in the market after the Closing, or the perception that these sales could occur. Following the Closing, based on the number of shares of Rover capital stock outstanding as of March 31, 2021, New Rover will have a total of 147.6 million shares of the New Rover Common Stock outstanding (assuming no redemptions by current Caravel Public Stockholders and excluding the Earnout Shares, any warrants or options to purchase New Rover Common Stock that will be outstanding following the Merger or any equity awards that may be issued under the proposed New Rover Incentive Plan following the Merger and shares purchased by persons in the

PIPE Investment and 4.5 million shares of Rover common stock are converted into cash instead of New Rover Common Stock). At any time after the expiration of a lock-up to which such shares are subject, certain stockholders will be entitled, under New Rover’s investors’ rights agreement, to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act, including requesting New Rover file a registration statement to register the offer and sale of their shares. New Rover is only obligated to effect one such registration in a 6-month period, and no more than two such registrations for each type of stockholder. Furthermore, after the completion of the Business Combination, the holders of the New Rover Common Stock will be entitled to certain “piggyback” registration rights.

In addition, New Rover intends to file a registration statement to register shares reserved for future issuance under New Rover’s equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the public market.

Sales of New Rover’s Common Stock as restrictions end or pursuant to registration rights may make it more difficult for New Rover to sell equity securities in the future at a time and at a price that New Rover deem appropriate. These sales also could cause the trading price of the New Rover Common Stock to fall and make it more difficult for you to sell shares of the New Rover Common Stock at a time and price that you deem appropriate.

Caravel’s Sponsor, directors, officers, advisors or their affiliates may enter into certain transactions, including purchasing shares or warrants from the public, which may influence the outcome of the Business Combination and reduce the public “float” of the Caravel Common Stock.

Caravel’s Sponsor, directors, officers, advisors or their affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the Closing, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Caravel’s shares is no longer the beneficial owner thereof and therefore agrees not to exercise his, her or its Redemption Rights. If Caravel’s Sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their Redemption Rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Additionally, at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), Caravel’s Sponsor, directors, officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. The purpose of any such transaction could be to: (1) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination; or (2) reduce the number of Caravel Warrants outstanding. This may result in the Closing that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Caravel Common Stock or Caravel Warrants and the number of beneficial holders of Caravel’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Caravel’s securities on a national securities exchange.

Because there are no current plans to pay cash dividends on the New Rover Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your New Rover Common Stock at a price greater than what you paid for it.

New Rover intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Rover Common Stock will be at the sole discretion of the New Rover Board. The New Rover Board may take into account general and economic conditions, New Rover’s financial condition and results of operations, New Rover’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by New Rover to its stockholders or by its subsidiaries to it and such other factors as the New Rover Board may deem relevant. As a result, you may not receive any return on an investment in New Rover Common Stock unless you sell your New Rover Common Stock for a price greater than that which you paid for it.

New Rover stockholders may experience dilution in the future.

The percentage of shares of New Rover Common Stock owned by current stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that New Rover may grant to its directors, officers and employees, exercise of the New Rover Warrants or meeting the conditions under the Earnout Shares. Such issuances may have a dilutive effect on New Rover’s earnings per share, which could adversely affect the market price of New Rover Common Stock.

Delaware or Washington law and provisions in New Rover’s certificate of incorporation and bylaws might delay, discourage or prevent a change in control of New Rover or changes in New Rover’s management, thereby depressing the market price of New Rover’s Common Stock.

New Rover’s status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, or DGCL, may discourage, delay or prevent a change in control by prohibiting New Rover from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to New Rover’s existing stockholders. In addition, New Rover’s certificate of incorporation and bylaws will contain provisions that may make the acquisition of New Rover more difficult or delay or prevent changes in control of New Rover’s management. Among other things, these provisions will:

•	authorize the New Rover Board to issues shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•	permit only the Board to establish the number of directors and fill vacancies on the board;

•	establish that New Rover’s Board is divided into three classes, with each class serving staggered three-year terms;

•	provide that New Rover’s directors may only be removed for cause;

•	permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;

•	require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;

•	prohibit stockholders from calling a special meeting of stockholders; and

•	require a super-majority vote of stockholders to amend some of the provisions described above.

In addition, because New Rover’s principal executive offices will be located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to New Rover under certain circumstances now or in the future. These provisions prohibit a “target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.”

These provisions, alone or together, could delay, discourage or prevent a transaction involving a change in control of New Rover’s company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause New Rover to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for New Rover’s stockholders to receive a premium for their shares of the New Rover Common Stock and could also affect the price that some investors are willing to pay for the New Rover Common Stock.

New Rover’s bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between New Rover and New Rover’s stockholders and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit New Rover’s stockholders’ ability to choose the judicial forum for disputes with New Rover or New Rover’s directors, officers, stockholders or employees.

New Rover’s bylaws will provide that, unless New Rover consent in writing to the selection of an alternative forum, the sole and exclusive forum for: (1) any derivative action or proceeding brought on New Rover’s behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of New Rover’s directors, stockholders, officers or other employees to New Rover or New Rover’s stockholders; (3) any action arising pursuant to any provision of the

DGCL, New Rover’s certificate of incorporation or New Rover’s bylaws; or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and inclusive of rules and regulations thereunder.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, New Rover’s bylaws will also provide that, unless New Rover consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of New Rover’s securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although New Rover believes these exclusive forum provisions benefit New Rover by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with New Rover or New Rover’s current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against New Rover and New Rover’s current and former directors, officers, stockholders and other employees. In addition, a stockholder that is unable to bring a claim in the judicial forum of its choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions described above. New Rover’s stockholders will not be deemed to have waived New Rover’s compliance with the federal securities laws and the rules and regulations thereunder as a result of New Rover’s exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in New Rover’s bylaws to be inapplicable or unenforceable in an action, New Rover may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm New Rover’s results of operations.

Following the Closing, New Rover will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and operating results.

Following the Closing, New Rover will face increased legal, accounting, administrative and other costs and expenses as a public company that Rover does not incur as a private company and these expenses may increase even more after New Rover is no longer an “emerging growth company.” The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges and the listing standards of the Nasdaq, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Rover to carry out activities Rover has not done previously. For example, New Rover will create new board committees, enter into new insurance policies and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if management or New Rover’s independent registered public accounting firm identifies additional material weaknesses in the internal control over financial reporting identify a material weakness in the internal control over financial reporting), New Rover could incur additional costs rectifying those issues, the existence of those issues could adversely affect New Rover’s reputation or investor perceptions of it and it may be more expensive to obtain director and officer liability insurance. Risks associated with New Rover’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Rover Board or as executive officers. Status as a public company makes it more difficult and more expensive to obtain director and officer liability insurance, and New Rover may be required to incur substantial costs to maintain the level of coverage that New Rover believes is appropriate for a public company. In addition, such insurance may provide for a substantial retention of liability and be subject to limitations and may not cover a significant portion, or any, of the expenses we may incur or be subject to in connection with stockholder class action or other litigation to which we are party. Furthermore, as a public company, New Rover may be subject to stockholder activism, which can lead to substantial costs, distract management and impact the manner in which New Rover operates New Rover’s business in ways New Rover currently anticipate. As a result of disclosure of information in this proxy statement/prospectus/information statement and in filings required of a public company, New Rover’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, New Rover’s business and results of operations could be materially adversely affected and even if the claims do not result in litigation or are resolved in New Rover’s favor, these claims and the time and resources necessary to resolve them, could divert the resources of New Rover’s management and adversely affect New Rover’s business and results of operations. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Rover to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Risks Related to the Business Combination

Caravel may not be able to complete the Business Combination or any other business combination within the prescribed time frame, in which case Caravel would cease all operations except for the purpose of winding up and would redeem its Public Shares and liquidate.

Caravel must complete an initial business combination by the Outside Date. Caravel may not be able to consummate the Merger or any other business combination by such date. If Caravel has not completed any initial business combination by such date, it will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and minus an amount up to $100,000 to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of Caravel’s remaining stockholders and board of directors, dissolve and liquidate, subject in each case to Caravel’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, based on the amount of funds on deposit in the Trust Account as of the Caravel Record Date, Caravel’s Public Stockholders would receive only $10.00 per Public Share upon the redemption of their shares and their warrants would expire worthless.

Because the market price of shares of Caravel Class A Common Stock will fluctuate, Rover’s stockholders cannot be certain of the value of the Merger consideration they will receive until the Closing of the Merger.

Upon completion of the Merger, each share of Rover common stock and Rover preferred stock will be converted into the right to receive cash, shares of Caravel Class A Common Stock and a contingent and non-assignable right to receive additional shares of Caravel Class A Common Stock. The stock component of the Merger consideration that Rover stockholders will receive is a fixed number of shares of Caravel Class A Common Stock; it is not a number of shares with a particular fixed market value. See “The Business Combination Agreement—Consideration”. The market price of Caravel Class A Common Stock at the Effective Time may vary significantly from its price on the date the Business Combination Agreement was executed or on other dates, including the date on which Rover stockholders provide written consent to the adoption of the Business Combination Agreement and the transactions contemplated thereby. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Caravel, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Caravel and Rover.

Caravel has a limited ability to assess the management of Rover’s business and, as a result, cannot assure you that Rover’s management has all the skills, qualifications or abilities to manage a public company.

Rover’s management has limited experience in the management of a publicly traded company, and Caravel’s ability to assess Rover’s management may be limited due to a lack of time, resources or information. Caravel’s assessment of the capabilities of Rover’s management, therefore, may prove to be incorrect, and Rover management may lack the skills, qualifications or abilities that Caravel believed Rover management had. Should Rover’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of New Rover post-merger may be negatively impacted.

Rover stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Rover stockholders currently have the right to vote in the election of the Rover Board and on other matters requiring stockholder approval under Delaware law and the existing Rover charter and bylaws. Upon completion of the Merger, Rover stockholders who become New Rover stockholders will have a percentage ownership of New Rover that is smaller than such ownership of Rover. Additionally, one of the expected eight members of the New Rover Board following the Merger will be appointed by the Sponsor. Based on the number of issued and outstanding shares of Caravel Common Stock, Rover common stock and Rover preferred stock immediately prior to the Effective Time, and based on the exchange ratio applicable to the Merger, Rover stockholders, as a group, will receive shares representing approximately 78.0% of the shares of New Rover Common Stock expected to be outstanding immediately after the Merger on a fully diluted basis (assuming no redemptions by current Caravel Public Stockholders and excluding the Earnout Shares, any warrants or options to purchase New Rover Common Stock that will be outstanding following the Merger or any equity awards that may be issued under the proposed New Rover Incentive Plan following the Merger and shares purchased by  persons in the PIPE Investment and 4.5 million shares of Rover common stock are converted into cash instead of New Rover Common Stock). Because of this, current Rover stockholders, as a group, will have less influence on the board of directors, management and policies of New Rover than they now have on the board of directors, management and policies of Rover.

Caravel stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Upon the issuance of the shares of Caravel Class A Common Stock to Rover stockholders, the percentage ownership of current Caravel stockholders will be diluted. Additionally, of the expected eight members of the New Rover Board after the completion of the Merger, only one will be appointed by current Caravel stockholders and the rest will be current Rover directors or appointed by current Rover stockholders. Because of this, current Caravel stockholders, as a group, will have less influence on the directors, management and policies of New Rover than they now have on the board of directors, management and policies of Caravel. See “Certain Agreements Related to the Business Combination—Investor Rights Agreement”.

The market price of shares of New Rover Common Stock after the Merger may be affected by factors different from those currently affecting the prices of shares of Caravel Class A Common Stock.

Upon completion of the Merger, holders of shares of Rover common stock and preferred stock will become holders of shares of New Rover Common Stock. Prior to the Merger, Caravel has had limited operations. Upon completion of the Merger, New Rover’s results of operations will depend upon the performance of New Rover’s businesses, which are affected by factors that are different from those currently affecting the results of operations of Caravel.

Caravel has not obtained an opinion from an independent investment banking firm confirming that the Merger consideration is fair to Caravel stockholders from a financial point of view.

Caravel is not required to obtain, and has not obtained, an opinion from an independent investment banking firm that the Merger consideration it is paying for Rover is fair to Caravel stockholders from a financial point of view. The fair market value of Rover has been determined by the Caravel Board based upon standards generally accepted by the financial community. Caravel stockholders will be relying on the judgment of the Caravel Board with respect to such matters.

The consummation of the Merger is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Merger may not be completed.

The Business Combination Agreement conditions closing of the Merger to a number of conditions, including approval of the Business Combination Agreement by Rover stockholders, approval of the proposals required to effect the Merger by Caravel stockholders, receipt of certain regulatory approvals, effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part, approval of the shares of Caravel Class A Common Stock to be issued to Rover stockholders for listing on Nasdaq, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Business Combination Agreement) and the performance by both parties of their covenants and agreements (subject to the materiality standards set forth in the Business Combination Agreement). These closing conditions may not be fulfilled in a timely manner or at all, and, accordingly, the Merger may not be completed. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after stockholder approvals, or Caravel or Rover may elect to terminate the Business Combination Agreement in certain other circumstances.

We cannot assure you that the New Rover Common Stock will be approved for listing on Nasdaq or that New Rover will be able to comply with the continued listing standards of Nasdaq.

In connection with the closing, Caravel intends to list the New Rover Common Stock and warrants on Nasdaq under the symbols “ROVR” and “ROVRW”, respectively. New Rover’s continued eligibility for listing may depend on the number of shares of Caravel Common Stock that are redeemed. If, after the Merger, Nasdaq delists the New Rover Common Stock from trading on its exchange for failure to meet the listing standards and New Rover is not able to list such securities on another national securities exchange, New Rover expects such securities could be quoted on an over-the-counter market. If this were to occur, New Rover and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for New Rover’s securities;

•	reduced liquidity for New Rover’s securities;

•

a determination that the New Rover Common Stock is a “penny stock”, which will require brokers trading the New Rover Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Rover Common Stock;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Caravel and Rover will be subject to business uncertainties while the Merger is pending.

Uncertainty about the closing or effect of the Merger may affect the relationship between Caravel and Rover and their respective suppliers, customers, distributors, licensors and licensees during the pendency of the Merger. Any such impact may have an adverse effect on Caravel or Rover, and consequently on New Rover. These uncertainties may cause parties that deal with Caravel or Rover to seek to change existing business relationships with them and to delay or defer decisions concerning Caravel or Rover. Changes to existing business relationships, including termination or modification, could negatively affect each of Caravel’s and Rover’s revenue, earnings and cash flow, as well as the market price of Caravel Class A Common Stock. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in closing of the Merger or termination of the Business Combination Agreement.

Additionally, the attention of Caravel’s and Rover’s management may be directed towards the completion of the Merger, including obtaining regulatory approvals and other transaction-related considerations, and may be diverted from the day-to-day business operations of Caravel and Rover, as applicable, and matters related to the Merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Caravel and Rover, as applicable. Further, the Merger may give rise to potential liabilities, including as a result of pending and future stockholder lawsuits relating to the Merger. Any of these matters could adversely affect the businesses, financial condition or results of operations of Caravel and Rover.

Third parties may terminate or alter existing contracts or relationships with Caravel or Rover.

Caravel and Rover have contracts with customers, distributors, affiliates, landlords, licensors and other business partners that may require Caravel or Rover, as applicable, to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Caravel or Rover currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either or both parties in anticipation of the Merger, or with New Rover following the Merger. The pursuit of such rights may result in Caravel, Rover or New Rover suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit New Rover’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the closing of the Merger or the termination of the Business Combination Agreement.

Caravel and Rover will incur substantial transaction fees and costs in connection with the Merger and the integration of their businesses.

Caravel and Rover have incurred and expect to incur additional material non-recurring expenses in connection with the Merger and the completion of the transactions contemplated by the Business Combination Agreement and related transaction agreements. While both Caravel and Rover have assumed that a certain level of expenses would be incurred in connection with the Merger, there are many factors beyond their control that could affect the total amount of, or the timing of, anticipated expenses with respect to the integration and implementation of the combined businesses. Additional unanticipated costs may be incurred in the course of conducting the business of New Rover after the completion of the Merger.

Termination of the Business Combination Agreement could negatively impact Caravel and Rover.

If the Merger is not completed for any reason, including as a result of Rover stockholders declining to adopt the Business Combination Agreement and related proposals or Caravel stockholders declining to approve the proposals required to effect the Merger, the ongoing businesses of Rover and Caravel may be adversely impacted and, without realizing any of the anticipated benefits of completing the Merger, Rover and Caravel would be subject to a number of risks, including the following:

•

Rover or Caravel may experience negative reactions from the financial markets, and Caravel may experience a negative reaction to its stock price (including to the extent that current market prices reflect a market assumption that the Merger will be completed);

•	Rover may experience negative reactions from its customers, vendors, and employees;

•	Rover and Caravel will have incurred substantial expenses and will be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•

since the Business Combination Agreement restricts the conduct of Rover’s and Caravel’s businesses prior to the completion of the Merger, each of Rover and Caravel may not have been able to take certain actions during the pendency of the Merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available. See “The Business Combination Agreement—Covenants and Agreements”.

If the Business Combination Agreement is terminated and the Rover Board seeks another merger or business combination, Rover stockholders cannot be certain that Rover will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Caravel has agreed to provide in the Merger or that such other merger or business combination is completed. If the Business Combination Agreement is terminated and the Caravel Board seeks another merger or business combination, Caravel stockholders cannot be certain that Caravel will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See “The Business Combination Agreement—Termination; Effectiveness”.

Rover directors and officers may have interests in the Merger different from the interests of Rover stockholders.

The Rover Board negotiated the terms of the Business Combination Agreement with the executive officers of Caravel, and the Rover Board determined that entering into the Business Combination Agreement was in the best interests of Rover and its stockholders, declared the Business Combination Agreement advisable and recommended that Rover stockholders adopt the Business Combination Agreement. In considering these facts and the other information contained in this proxy statement/prospectus/information statement, you should be aware that Rover executive officers and directors may have financial interests in the Merger that may be different from, or in addition to, the interests of Rover stockholders. The Rover Board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Merger and in recommending to Rover stockholders that they vote to approve the Merger. See “Proposal No. 1—The Business Combination Agreement—Interests of Rover’s Directors and Officers in the Business Combination”.

Caravel directors and officers may have interests in the Merger different from the interests of Caravel stockholders.

Executive officers of Caravel negotiated the terms of the Business Combination Agreement with their counterparts at Rover, and the Caravel Board determined that entering into the Business Combination Agreement was in the best interests of Caravel and its stockholders, declared the Business Combination Agreement advisable and recommended that Caravel stockholders approve the proposals required to effect the Merger. In considering these facts and the other information contained in this proxy statement/prospectus/information statement, you should be aware that Caravel executive officers and directors may have financial interests in the Merger that may be different from, or in addition to, the interests of Caravel stockholders. The Caravel Board thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Merger and in recommending to Caravel stockholders that they vote to approve the Merger. See “Proposal No. 1—The Business Combination Agreement—Interests of Caravel’s Directors and Officers in the Merger”.

Caravel and Rover may be materially adversely affected by negative publicity related to the Merger and in connection with other matters.

From time to time, political and public sentiment in connection with the Merger and in connection with other matters could result in a significant amount of adverse press coverage and other adverse public statements affecting Caravel and Rover. Adverse press coverage and other negative publicity, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or ultimately in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of Caravel’s and Rover’s respective businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of Caravel and Rover, on the morale and performance of their employees and on their relationships with regulators. It may also have an adverse impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Caravel’s and Rover’s respective businesses, financial condition and results of operations.

The Business Combination Agreement contains provisions that may discourage other companies from attempting to acquire Rover for greater merger consideration.

The Business Combination Agreement contains provisions that may discourage a third party from submitting a business combination proposal to Rover that might result in greater value to Rover stockholders than the Merger with Caravel or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Rover than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Rover from soliciting, or entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions.

The Business Combination Agreement contains provisions that may discourage Caravel from seeking an alternative business combination.

The Business Combination Agreement contains provisions that prohibit Caravel from seeking alternative business combinations during the pendency of the Merger. Further, if Caravel is unable to obtain the requisite approval of its stockholders, either party may terminate the Business Combination Agreement.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus/information statement is preliminary and the actual financial condition and results of operations after the Merger may differ materially.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New Rover’s actual financial position or results of operations would have been had the Merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Caravel and Rover currently believe are reasonable. The unaudited pro forma condensed combined financial information for New Rover following the Business Combination in this proxy statement/prospectus/information statement is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information”.

Rover stockholders will have their rights as stockholders governed by the organizational documents of New Rover.

As a result of the completion of the Merger, holders of shares of Rover common stock and Rover preferred stock may become holders of shares of New Rover Common Stock, which will be governed by the organizational documents of New Rover. As a result, there will be differences between the rights currently enjoyed by Rover stockholders and the rights of those stockholders who become New Rover stockholders. See “Comparison of Stockholders Rights”.

The Sponsor has agreed to vote in favor of the proposals at the Special Meeting, regardless of how Public Stockholders vote.

As of the date hereof, the Founder Shares owned by the Sponsor represent approximately 20.0% of the voting power of the outstanding shares of Caravel Common Stock. Pursuant to the Sponsor Letter Agreement, the Sponsor has agreed to vote its Founder Shares and any Public Shares held by it in favor of each of the proposals at the Special Meeting, regardless of how Public Stockholders vote. Accordingly, the agreement by the Sponsor to vote in favor of each of the proposals at the Special Meeting will increase the likelihood that Caravel will receive the requisite stockholder approval for the Merger and the transactions contemplated thereby.

If third parties bring claims against Caravel, the proceeds held in the Trust Account could be reduced, and the per share redemption amount received by Caravel stockholders may be less than $10.00 per share.

The deposit of funds in the Trust Account by Caravel may not protect those funds from third-party claims against Caravel. Although Caravel has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with Caravel waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Caravel Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Caravel’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Caravel’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Caravel than any alternative. Making such a request of potential target businesses may make Caravel’s acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that Caravel might pursue.

Examples of possible instances where Caravel may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Caravel and will not seek recourse against the Trust Account for any reason.

The Sponsor has agreed that it will be liable to Caravel for any claims by a third party for services rendered or products sold to Caravel, or by a prospective target business with which Caravel has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account resulting from reductions in the value of the trust assets, in each case, net of the amount of interest that may be withdrawn to pay taxes. This liability will not apply to claims by a third party that executed a waiver of any and all rights to seek access to the funds in the Trust Account and except as to any claims under Caravel’s indemnity of the underwriters of the Caravel IPO against certain liabilities, including liabilities under the Securities Act. Moreover, if an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. Caravel has not independently verified whether the Sponsor, which is a newly formed entity, has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Caravel. Caravel has not asked the Sponsor to reserve for such indemnification obligations.

Therefore, Caravel cannot assure you that the Sponsor would be able to comply with those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Caravel’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Caravel may not be able to complete its initial business combination, and Caravel stockholders would receive such lesser amount per Public Share in connection with any redemption of their Public Shares. None of Caravel’s officers will indemnify Caravel for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Merger, the Caravel Board will not have the ability to adjourn the Special Meeting in order to solicit further votes, and, therefore, the Merger will not be approved.

The Caravel Board is seeking approval to adjourn the Special Meeting if at the Special Meeting there are insufficient votes to approve consummation of the Merger. If the Adjournment Proposal is not approved, the Caravel Board will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have sufficient time to solicit votes to approve consummation of the Merger, which would not be completed.

Risks Related to Redemption

There is no guarantee that a Caravel Public Stockholder’s decision whether to redeem its shares of Caravels common stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

We cannot assure you as to the price at which a Public Stockholder may be able to sell the shares of New Rover Common Stock in the future following the completion of the Merger. Certain events following the consummation of any business combination, including the Merger, may cause an increase in the New Rover stock price, and may result in a lower value realized now than a Caravel stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if a Caravel Public Stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Rover Common Stock after the consummation of the Merger, and there can be no assurance that a stockholder can sell his, her or its shares of New Rover Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus/information statement. A Caravel Public Stockholder should consult his, her or its own tax or financial advisor for assistance on how this may affect its individual situation.

If Caravel Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus/information statement, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

Caravel intends to comply with the U.S. federal proxy rules when conducting redemptions in connection with the Merger. However, despite Caravel’s compliance with these rules, if a Caravel stockholder fails to receive Caravel’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of Caravel Common Stock. In addition, the proxy materials that Caravel will furnish to holders of Public Shares in connection with the Merger will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. In the event that a Public Stockholder fails to comply with these or any other procedures, its Public Shares may not be redeemed.

In order to exercise their Redemption Rights, Public Stockholders are required to deliver their Public Shares, either physically or electronically using the Depository Trust Company’s DWAC System, to Caravel’s transfer agent prior to the vote at the Special Meeting. If a Public Stockholder properly seeks redemption as described in this proxy statement/prospectus/information statement and the Merger with Rover is consummated, Caravel will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the Public Stockholder will no longer own such Public Shares following the Merger. See “Caravel Special Meeting of Stockholders—Redemption Rights” for additional information on how to exercise your Redemption Rights.

If you or a “group” of Caravel stockholders of which you are a part is deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 15% of the Public Shares.

A Public Stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares. However, Caravel stockholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in Caravel if you sell such excess Public Shares in open market transactions. Caravel cannot assure you that the value of such excess Public Shares will appreciate over time following the Merger or that the market price of the Public Shares will exceed the per share redemption price.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus/information statement. Unless the context otherwise requires, all references in this section to “New Rover” refer to Rover and its wholly-owned subsidiaries after giving effect to the Merger.

Caravel is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Merger and other events contemplated by the Business Combination Agreement. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Caravel and Rover, adjusted to give effect to the Merger and other events contemplated by the Business Combination Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical unaudited condensed balance sheet of Caravel with the historical unaudited condensed consolidated balance sheet of Rover on a pro forma basis as if the Merger and the other events contemplated by the Business Combination Agreement, summarized below, had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 combines the historical unaudited condensed statement of operations of Caravel for the three months ended March 31, 2021 and the historical unaudited condensed consolidated statement of operations of Rover for the three months ended March 31, 2021, giving effect to the transaction as if the Merger and other events contemplated by the Business Combination Agreement had been consummated on January 1, 2020 .The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical audited statement of operations of Caravel for the period from September 18, 2020 (inception) through December 31, 2020, as restated, with the historical audited consolidated statement of operations of Rover for the year ended December 31, 2020, giving effect to the transaction as if the Merger and other events contemplated by the Business Combination Agreement had been consummated on January 1, 2020. In addition, the unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 give effect to the assumed repayment of Rover’s PPP Loan expected to occur in connection with the Merger.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus/information statement:

•

the (a) historical audited financial statements of Caravel as of December 31, 2020 and for the period from September 18, 2020 (inception) through December 31, 2020, as restated, and (b) historical unaudited condensed financial statements of Caravel as of and for the three months ended March 31, 2021;

•

the (a) historical audited consolidated financial statements of Rover as of and for the year ended December 31, 2020 and (b) historical unaudited condensed consolidated financial statements of Rover as of and for the three months ended March 31, 2021; and

•

other information relating to Caravel and Rover included in this proxy statement/prospectus/information statement, including the Business Combination Agreement and the description of certain terms thereof and the financial and operational condition of Caravel and Rover (see “Proposal No. 1—The Business Combination Agreement,” “Caravel Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

Description of the Merger

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Rover, with Rover surviving the Merger. Rover will become a wholly-owned subsidiary of Caravel and Caravel will immediately be renamed “New Rover”. The Merger consideration to be paid to the Rover equity holders at the closing of the Merger pursuant to the Business Combination Agreement will have a value of $1.40 billion (fixed base purchase price of $1.35 billion plus the estimated adjustment amount of $0.05 billion that is subject to closing conditions). Upon the consummation of the

Merger, each share of Rover common stock and Rover preferred stock will be converted into the right to receive cash, shares of New Rover Class A Common Stock and a contingent non-assignable right to receive additional shares of New Rover Class A Common Stock. Each share of Rover common stock and Rover preferred stock will receive a deemed value of $10.00 per share after giving effect to the exchange ratio of 1.0153 based on the terms of the Business Combination Agreement. As part of the Maximum Redemption Scenario, an estimated 119,523,722 shares of New Rover Class A Common Stock will be immediately issued and outstanding, 5,000,000 shares of New Rover Class A Common stock will be immediately issued and outstanding related to the PIPE Investment, 5,000,000 shares of New Rover Class A Common Stock will be immediately issued and outstanding related to the Sponsor equity backstop, 3,437,500 shares of New Rover Class A Common Stock will be immediately issued and outstanding related to vested Founder Shares held by the Sponsor, and 2,474,500 shares of New Rover Class A Common Stock will be outstanding related to the Former Caravel Shareholders that have not elected redemption, Rover Warrants exercisable for an estimated 616,764 shares of New Rover Class A Common Stock, and Rover stock options exercisable for an estimated 23,367,001 of New Rover Class A Common Stock. The Merger will occur based on the following transactions as contemplated by the Business Combination Agreement:

•

the conversion of all outstanding shares of Rover’s redeemable convertible preferred stock into shares of Rover’s common stock at the then-effective conversion rate as calculated pursuant to Rover’s certificate of incorporation;

•

the cancellation of each issued and outstanding share of Rover’s common stock (including shares of Rover common stock resulting from the conversion of Rover’s redeemable convertible preferred stock) and the conversion into the right to receive the aggregate cash consideration and a number of shares of New Rover Common Stock equal to the exchange ratio of 1.0153;

•

the conversion of all outstanding Rover Warrants into warrants exercisable for shares of New Rover Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which will be adjusted using the exchange ratio of 1.0153 for Rover Warrants; and

•

the conversion of all outstanding vested and unvested Rover Options into New Rover Options exercisable for shares of New Rover Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which will be adjusted using the exchange ratio of 1.1764 for Rover Options.

Cash Consideration for Rover Stockholders

The minimum cash condition to close is $125.0 million delivered to the balance sheet of New Rover as primary capital, including to pay transaction expenses. Rover equity holders can elect cash consideration if the minimum cash available is greater than $250.0 million.

The minimum cash condition is calculated as follows:

(i)	the amount of cash available to be released from Caravel’s Trust Account (after giving effect to all payments to be made as a result of the completion of any redemptions), plus
(ii)	the amount of Caravel cash (held outside of Caravel’s Trust Account), plus
(iii)	the net amount of proceeds received pursuant to the PIPE Investment, plus
(iv)	the net amount of proceeds received from the Sponsor equity backstop up to $50.0 million, minus
(v)	the transaction expenses incurred.

Equity Consideration for Rover Stockholders

The remainder of the Merger consideration payable to the Rover equity holders, after the payment of the cash consideration, will be in the form of the equity consideration that will be comprised of New Rover Class A Common Stock shares. The value of the equity consideration, at $10.00 per share, equals the difference between (i) $1.40 billion (fixed base purchase price of $1.35 billion plus the estimated adjustment amount of $0.05 billion that is subject to closing conditions) and (ii) the cash consideration payable to Rover equity holders.

Other Related Events in Connection with the Merger

Other related events that are contemplated to take place in connection with the Merger are summarized below:

•	issuance and sale of 5,000,000 shares of New Rover Common Stock at a purchase price of $10.00 per share pursuant to the PIPE Investment.
•

under the Maximum Redemptions Scenario, the issuance and sale of 5,000,000 shares of New Rover Common Stock to the Sponsor at a purchase price of $10.00 per share for an aggregate purchase price of $50.0 million to backstop the minimum available cash amount.

•

during the seven years after the closing of the Merger (“Earnout Period”), 6,875,000 shares issued and outstanding of New Rover Class A Common Stock held by the Sponsor and related parties are subject to potential forfeiture to New Rover for no consideration until the occurrence of the respective earnout triggering events as further detailed below.

•

during the Earnout Period, New Rover may issue to eligible Rover stockholders (including Rover common stock and warrant holders) up to 19,298,520 shares of additional New Rover Common Stock upon the occurrence of the respective earnout triggering events as further detailed below.

Earnout Shares

Upon certain triggering events that occur during the Earnout Period, Rover equityholders (including Rover Option holders and Rover Warrant holders) are entitled to receive up to an additional 22,500,000 shares of New Rover Class A Common Stock. The 22,500,000 shares are comprised of 19,298,520 shares to be issued to the Rover common stock holders and Rover Warrant holders (“Earnout Shares”) that are released upon certain triggering events and 3,201,480 shares (“Additional Earnout Shares”) that are included in the option exchange ratio and are not subject to triggering events after the closing of the Merger. The triggering events that will result in the issuance of the Earnout Shares during the Earnout Period are the following:

•

8,577,120 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $12.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•

8,577,120 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $14.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•

2,144,280 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•

If, during the Earnout Period, there is a change of control transaction, then all remaining triggering events that have not previously occurred shall be deemed to have occurred and a total of 19,298,520 shares will be issued to Rover equity holders to participate in the change of control transaction.

Founder Shares held by Sponsor

During September 2020, the Sponsor subscribed to purchase 7,906,250 shares of Caravel Class B Common Stock for an aggregate price of $25,000. 718,750 shares of Caravel Class B Common Stock were cancelled during November 2020 and 312,500 were cancelled during December 2020 due to the Caravel IPO underwriters partially exercising the over-allotment option, resulting in an aggregate of 6,875,000 Founder Shares outstanding at the closing of the Merger. As a result of the Merger, the Founder Shares will be modified and remain restricted until vesting upon the occurrence of certain triggering events through the Earnout Period. The conditions and triggering events related to the Founder Shares are outlined as follows:

•	If there are no Caravel Class A Common Stock redemptions and no Backstop Shares are purchased, then the vesting will occur based on the following conditions:

•

2,750,000 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $12.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•

2,750,000 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $14.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•

1,375,000 shares earned if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•	If the Sponsor equity backstop is greater than zero, then the following number of Founder Shares will vest at the Closing:
•

50% of the Founder Shares outstanding as of the Closing multiplied by the quotient of (i) the aggregate purchase price for the Backstop Shares actually purchased (assuming a price of $10.00 per Backstop Share) amount divided by (ii) $50.0 million, capped at 50% of total Founder Shares outstanding at the Closing or 3,437,500 held by the Sponsor at the Closing.

•

If the value of the redeemed Caravel Class A Common Stock is greater than the aggregate purchase price for the Backstop Shares actually purchased (assuming a price of $10.00 per redeemed Caravel Class A Common Stock and Backstop Share) (the “Excess Amount”), then the following number of Founder Shares will vest at the Closing:

•	50% of the Founder Shares outstanding as of the Closing multiplied by the quotient of (i) the Excess Amount (capped at $200.0 million) divided by (ii) $200.0 million.
•	Any Founder Shares that are not vested or forfeited at the Closing will vest following the Closing based on the following conditions:
•

40% of the remaining shares will vest if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $12.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•

40% of the remaining shares will vest if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $14.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•

20% of the remaining shares will vest if the volume weighted average price of New Rover Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period during the Earnout Period.

•

If the unpaid Caravel transaction costs exceed the sum of additional parent cash and $20.0 million, then the number of Founder Shares equal to the quotient of (i) the excess amount of Caravel expenses divided by (ii) $10.00 will be forfeited as of immediately prior to the Merger closing.

•

If during the Earnout Period, there is a change of control transaction, then immediately prior to the consummation of the change of control transaction the following will occur: (i) any triggering event that has not previously occurred shall be deemed to have occurred and (ii) all unvested Founder Shares will vest and be eligible to participate in the change of control transaction.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of New Rover upon consummation of the Merger in accordance with GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Merger occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Merger and the other related events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New Rover following the completion of the Merger. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Caravel and Rover have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the Caravel stockholders approve the Merger. Pursuant to its current certificate of incorporation, Caravel will provide the holders of Caravel Class A Common Stock the opportunity to redeem the outstanding shares of Caravel Common Stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of the Caravel IPO as of two business days prior to the consummation of the transactions contemplated by the Business Combination Agreement (including interest earned on the funds held in the Trust Account, net of taxes) upon the closing of the transactions contemplated by the Business Combination Agreement.

The unaudited pro forma condensed combined financial statements present two redemption scenarios after giving effect to the Merger, as follows:

•

No Redemption Scenario: This scenario assumes that no Caravel stockholders exercise their Redemption Rights with respect to the outstanding Caravel Class A Common Stock and 27,500,000 shares of Caravel Class A Common Stock and 6,875,000 Caravel Class B Common Stock remain outstanding after the completion of the Merger. This scenario also assumes that Rover stockholders elect the maximum amount of cash consideration of $45.0 million as part of the Merger consideration payable.

•

Maximum Redemption Scenario: This scenario assumes that 25,025,500 Caravel Class A Common Stock shares are redeemed for their pro rata share (assumed redemption price of $10.00 per share based on the funds held in the Trust Account as of March 31, 2021) for aggregate redemption proceeds of $250.3 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur but which would still provide the minimum aggregate Merger and PIPE financing proceeds of $125.0 million, consisting of Caravel Trust Account funds, Caravel cash equivalents held outside of the Trust Account funds, PIPE financing proceeds of $50.0 million and Sponsor equity backstop up to $50.0 million and before giving effect to the payment of the estimated transaction costs of $30.0 million, including Caravel’s deferred underwriting commissions from the Caravel IPO, incurred in connection with the Merger. Under this scenario, no cash consideration will be paid out to Rover stockholders.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Public Warrants issued in connection with the Caravel IPO as such securities are not exercisable until the later of December 11, 2021 and thirty (30) days after the Closing. There are also no adjustments for the estimated 23,367,001 shares reserved for the potential future issuance of New Rover Common Stock upon the exercise of the New Rover Options, as such events have not yet occurred.

The following summarizes the pro forma shares of New Rover Common Stock issued and outstanding immediately after the Merger, presented under the two scenarios:

	No Redemption		Maximum Redemption
	Shares	%	Shares	%
Former Caravel Stockholders	27,500,000		27,500,000
Less: Caravel Class A shares redeemed	—		(25,025,500)
Total held by Former Caravel Stockholders (7)	27,500,000	18.6	2,474,500	1.8
Sponsor and related parties (1)(2)(8)	—	—	8,437,500	6.2
Former Rover stockholders	119,523,722		119,523,722
Less: Equivalent shares forfeited for cash consideration election by Rover stockholders	(4,432,389)		—
Total held by Former Rover stockholders (3)(4)	115,091,333	78.0	119,523,722	88.3
Third party investors in PIPE Investment (5)	5,000,000	3.4	5,000,000	3.7
Pro Forma Shares Outstanding (6)	147,591,333	100.0	135,435,722	100.0

(1)	Amount includes 5,000,000 shares of New Rover Common Stock the Sponsor will purchase as part of the $50.0 million equity backstop under the Maximum Redemption Scenario.
(2)

The Sponsor and related parties hold 6,875,000 Founder Shares that vest upon certain triggering events. Under the Maximum Redemption Scenario, 3,437,500 Founder Shares will meet the triggering events upon the Merger closing and 3,437,500 will be forfeited. Under the No Redemption Scenario, it is assumed that none of the Founder Shares will vest or will be forfeited based on the triggering events upon closing of the Merger.

(3)

Amount excludes Rover Options that are exercisable for 23,367,001 shares of New Rover Common Stock and Rover Warrants that are exercisable for 616,764 shares of New Rover Common Stock with the same terms and conditions.

(4)

Following the closing of the Merger, the eligible Rover stockholders (including Rover common stockholders and Rover Warrant holders) will have the right to receive up to 19,298,520 Earnout Shares in tranches upon the occurrence of the triggering events during the Earnout Period. Because the Earnout Shares are contingently issuable based upon the triggering events that are not yet been achieved, the pro forma New Rover Common Stock issued and outstanding immediately after the Merger excludes the 19,298,520 Earnout Shares.

(5)	Amount includes 5,000,000 shares of New Rover Common Stock subscribed for by PIPE Investors.
(6)

The figures in this table are presented only as illustrative examples and are based on the assumptions described above, which may be different from the actual amount of redemptions in connection with the Merger. In the event that Caravel Class A Common Stock shares are redeemed in connection with the Merger but the number of shares redeemed is less than 25,025,500, the ownership percentages set forth above will vary on a linear basis between the two scenarios.

(7)

Amount excludes 5,500,000 outstanding Public Warrants issued in connection with the Caravel IPO as such securities are not exercisable until the later of (i) the date that is thirty (30) days after the first date on which the Company completes a merger, share exchange, asset acquisitions, share purchase, reorganization or similar transaction, involving the Company and one or more businesses and (ii) the date that is twelve (12) months from the date of the closing of the Caravel IPO.

(8)

Amount excludes 3,000,000 Private Placement Warrants held by the Sponsor under the No Redemption Scenario and 1,500,000 Private Placement Warrants held by the Sponsor under the Maximum Redemption Scenario.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Expected Accounting Treatment for the Merger

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because Rover has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under both the no redemption and maximum redemption scenarios. Under this method of accounting, Caravel will be treated as the “acquired” company for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Rover will become the historical financial statements of New Rover, and Caravel’s assets, liabilities and results of operations will be consolidated with Rover’s beginning on the acquisition date. For accounting purposes, the financial statements of New Rover will represent a continuation of the financial statements of Rover with the Transaction being treated as the equivalent of Rover issuing stock for the net assets of Caravel, accompanied by a recapitalization. The net assets of Caravel will be stated at historical costs and no goodwill or other intangible assets will be recorded. Operations prior to the Merger will be presented as those of Rover in future reports of New Rover.

Rover was determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the No Redemption Scenario and Maximum Redemption Scenario:

•	Rover stockholders comprising a relative majority of the voting power of New Rover;
•	Rover will have the ability to nominate a majority of the members of the board of directors of New Rover;
•	Rover’s operations prior to the acquisition comprising the only ongoing operations of New Rover;
•	Rover’s senior management comprising a majority of the senior management of New Rover; and
•	New Rover assuming the Rover name.

Rover is in process of assessing the accounting related to the Merger and the treatment related to the Earnout Shares Founder Shares, Public Warrants and Private Placement Warrants. Rover is assessing whether the Earnout Shares and Founder Shares should be accounted for as liability classified equity instruments that are earned upon achieving the triggering events, which include events that are not indexed to the common stock of New Rover, and if the arrangements should be recorded as long term. If the Earnout Shares and Founder Shares are accounted for as a liability, then the liability will be recognized at fair value upon the Merger closing and remeasured in future reporting periods through the statement of operations. The Earnout Shares and Founder Shares have been treated as a liability in the unaudited pro forma condensed combined financial statements and the preliminary fair values have been determined using the most reliable information available. Rover is assessing whether the Public Warrants and Private Placement Warrants should be accounted for as equity or liability classified equity instruments after the closing of the Merger. The Public Warrants have been treated as equity classified and the Private Placement Warrants have continued to be treated as liability classified in the unaudited pro forma condensed combined financial statements. The final allocation of consideration payable to Rover equity holders will be determined upon the completion of the Merger and related events and could differ materially from the two redemption scenarios presented. The final accounting related to the Merger, including the Earnout Shares, Founder Shares, Public Warrants and Private Placement Warrants, will be finalized by New Rover and reported on in the first reporting period following the consummation of the Merger.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Caravel following the completion of the Merger. The unaudited pro forma adjustments represent Caravel management’s estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2021

(in thousands)

			No Redemption Scenario			Maximum Redemption Scenario
	Caravel (Historical)	Rover (Historical)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$243	$81,833	$275,012	A	$324,306	$(250,255)	F	$169,051
			50,000	B		50,000	G
			(9,625)	C		45,000	M
			(19,957)	D
			(45,000)	L
			(8,200)	T
Accounts receivable, net	—	6,878	—		6,878	—		6,878
Prepaid expenses and other current assets	698	2,668	—		3,366	—		3,366
Total current assets	941	91,379	242,230		334,550	(155,255)		179,295
Investments held in trust account	275,012	—	(275,012)	A	—	—		—
Property and equipment, net	—	23,835	—		23,835	—		23,835
Operating lease right-of-use assets	—	22,363	—		22,363	—		22,363
Intangible assets, net	—	7,064	—		7,064	—		7,064
Goodwill	—	33,159	—		33,159	—		33,159
Deferred tax asset, net	—	1,228	—		1,228	—		1,228
Other noncurrent assets	—	3,402	(3,305)	D	97	—		97
Total assets	$275,953	$182,430	$(36,087)		$422,296	$(155,255)		$267,041
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$42	$1,633	$—		$1,675	$—		$1,675
Accrued compensation and related expenses	—	4,039	—		4,039	—		4,039
Accrued expenses and other current liabilities	3,142	5,397	(2,887)	D	5,575	—		5,575
			(77)	T
Deferred revenue	—	3,378	—		3,378	—		3,378
Pet parent deposits	—	14,754	—		14,754	—		14,754
Pet service provider liabilities	—	6,435	—		6,435	—		6,435
Debt, current portion	—	6,840	(6,840)	T	—	—		—
Operating lease liabilities, current portion	—	2,236	—		2,236	—		2,236
Total current liabilities	3,184	44,712	(9,804)		38,092	—		38,092
Debt, net of current portion	—	30,781	(1,283)	T	29,498	—		29,498
Operating lease liabilities, net of current portion	—	26,802	—		26,802	—		26,802
Earnout liabilities	—	—	179,026	H	242,538	(63,512)	J	179,026
			63,512	I
Other noncurrent liabilities	—	723	—		723	—		723
Deferred underwriting commissions in connection with the initial public offering	9,625	—	(9,625)	C	—	—		—
Derivative warrant liabilities	16,213	—	(3,293)	Q	4,560	(2,280)	R	2,280
			(8,360)	S
Total liabilities	29,022	103,018	210,173		342,213	(65,792)		276,421
Redeemable convertible preferred stock	—	290,427	(290,427)	O	—	—		—
Caravel Class A Common Stock subject to redemption	241,931	—	(241,931)	E	—	—		—
Stockholders’ equity (deficit):
Rover common stock	—	—	—		—	—		—
Caravel preferred stock	—	—	—		—	—		—
New Rover Class A Common Stock	—	—	1	B	15	(3)	F	13
			2	E		1	G
			9	O
			3	P
Caravel Class A Common Stock	—	—	—		—	—		—
Caravel Class B Common Stock	1	—	(1)	I	—	1	J	—
						(1)	K
Additional paid-in capital	9,852	55,579	49,999	B	346,662	(250,252)	F	257,201
			(20,375)	D		49,999	G
			241,929	E		45,000	M
			(4,853)	N		63,511	J
			(45,000)	L		34,375	K
			290,418	O		(34,374)	K
			(3)	P		2,280	R
			(179,026)	H
			(63,511)	I
			3,293	Q
			8,360	S
Accumulated other comprehensive income	—	274	—		274	—		274
Accumulated deficit	(4,853)	(266,868)	4,853	N	(266,868)	—		(266,868)
Total stockholders’ equity (deficit)	5,000	(211,015)	286,098		80,083	(89,463)		(9,380)
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$275,953	$182,430	$(36,087)		$422,296	$(155,255)		$267,041

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2020

(in thousands, except per share data)

	As Restated
	For the period from September 18, 2020 (inception) through	For the year ended	No Redemption Scenario			Maximum Redemption Scenario
	December 31, 2020 Caravel (Historical)	December 31, 2020 Rover (Historical)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Revenue	$—	$48,800	$—		$48,800	$—		$48,800
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	—	19,823	—		19,823	—		19,823
Operations and support	—	12,371	—		12,371	—		12,371
Marketing	—	16,332	—		16,332	—		16,332
Product development	—	22,567	—		22,567	—		22,567
General and administrative	114	21,813	—		21,927	—		21,927
Depreciation and amortization	—	8,899	—		8,899	—		8,899
Total costs and expenses	114	101,805	—		101,919	—		101,919
Loss from operations	(114)	(53,005)	—		(53,119)	—		(53,119)
Other income (expense), net:
Interest income	—	488	—		488	—		488
Interest expense	—	(3,154)	57	X	(3,097)	—		(3,097)
Loss from impairment of DogHero investment	—	(2,080)	—		(2,080)	—		(2,080)
Other income (expense), net	—	172	—		172	—		172
Financing cost- derivative warrant liabilities	(476)	—	—		(476)	—		(476)
Change in fair value of derivative warrant liabilities	(1,122)	—	605	U	(297)	150	W	(147)
			220	V
Total other income (expense), net	(1,598)	(4,574)	882		(5,290)	150		(5,140)
Loss before income taxes	(1,712)	(57,579)	882		(58,409)	150		(58,259)
Income tax benefit	—	94	—		94	—		94
Net loss	$(1,712)	$(57,485)	$882		$(58,315)	$150		$(58,165)
Weighted average shares outstanding of New Rover Class A Common Stock - basic and diluted				Y	146,142		Y	133,986
Basic and diluted net loss per share - New Rover Class A Common Stock					$(0.40)			$(0.43)
Weighted average shares outstanding of Rover common stock - basic and diluted		28,804
Basic and diluted net loss per share - Rover		$(2.00)
Weighted average shares outstanding of Caravel Class A Common Stock - basic and diluted	27,500
Basic and diluted net loss per share - Caravel Class A Common Stock	$(0.00)
Weighted average shares outstanding of Caravel Class B Common Stock - basic and diluted	6,375
Basic and diluted net loss per share - Caravel Class B Common Stock	$(0.27)

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2021

(in thousands, except per share data)

	For the three months ended	For the three months ended	No Redemption Scenario			Maximum Redemption Scenario
	March 31, 2021 Caravel (Historical)	March 31, 2021 Rover (Historical)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Revenue	$—	$12,196	$—		$12,196	$—		$12,196
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	—	4,176	—		4,176	—		4,176
Operations and support	—	2,233	—		2,233	—		2,233
Marketing	—	2,666	—		2,666	—		2,666
Product development	—	4,468	—		4,468	—		4,468
General and administrative	3,844	6,636	—		10,480	—		10,480
Depreciation and amortization	—	1,850	—		1,850	—		1,850
Total costs and expenses	3,844	22,029	—		25,873	—		25,873
Loss from operations	(3,844)	(9,833)	—		(13,677)	—		(13,677)
Other income (expense), net:
Interest income	—	4	—		4	—		4
Interest expense	—	(697)	20	DD	(677)	—		(677)
Other expense, net	—	(51)	—		(51)	—		(51)
Interest earned on investments held in Trust Account	12	—	(12)	CC	—	—		—
Change in fair value of derivative warrant liabilities	692	—	(330)	Z	212	(110)	BB	102
			(150)	AA
Total other income (expense), net	704	(744)	(472)		(512)	(110)		(622)
Loss before income taxes	(3,140)	(10,577)	(472)		(14,189)	(110)		(14,299)
Income tax expense	—	(14)	—		(14)	—		(14)
Net loss	$(3,140)	$(10,591)	$(472)		$(14,203)	$(110)		$(14,313)
Weighted average shares outstanding of New Rover Class A Common Stock - basic and diluted				EE	147,029		EE	134,873
Basic and diluted net loss per share - New Rover Class A Common Stock					$(0.10)			$(0.11)
Weighted average shares outstanding of Rover common stock - basic and diluted		29,482
Basic and diluted net loss per share - Rover		$(0.36)
Weighted average shares outstanding of Caravel Class A Common Stock - basic and diluted	27,500
Basic and diluted net loss per share - Caravel Class A Common Stock	$—
Weighted average shares outstanding of Caravel Class B Common Stock - basic and diluted	6,875
Basic and diluted net loss per share - Caravel Class B Common Stock	$(0.46)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Caravel will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Rover will represent a continuation of the financial statements of Rover with the Merger treated as the equivalent of Rover issuing stock for the net assets of Caravel, accompanied by a recapitalization. The net assets of Caravel will be stated at historical cost and no goodwill or other intangible assets will be recorded. Operations prior to the Merger will be presented as those of Rover in future reports of New Rover.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical unaudited condensed balance sheet for Caravel as of March 31, 2021 with the historical unaudited condensed consolidated balance sheet of Rover as of March 31, 2021, giving effect to the transaction as if the Merger and other events contemplated by the Business Combination Agreement had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 combines the historical unaudited condensed statement of operations of Caravel for the three months ended March 31, 2021 and the historical unaudited condensed consolidated statement of operations of Rover for the three months ended March 31, 2021, giving effect to the transaction as if the Merger and other events contemplated by the Business Combination Agreement had been consummated on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical audited statement of operations of Caravel for the period from September 18, 2020 (inception) through December 31, 2020, as restated, with the historical audited consolidated statement of operations of Rover for the year ended December 31, 2020, giving effect to the transaction as if the Merger and other events contemplated by the Business Combination Agreement had been consummated on January 1, 2020. In addition, the unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 give effect to the assumed repayment of Rover’s PPP Loan expected to occur in connection with the Merger.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus/information statement:

•

the (a) historical audited financial statements of Caravel as of December 31, 2020 and for the period from September 18, 2020 (inception) through December 31, 2020, as restated, and (b) historical unaudited condensed financial statements of Caravel as of and for the three months ended March 31, 2021;

•

the (a) historical audited consolidated financial statements of Rover as of and for the year ended December 31, 2020 and (b) historical unaudited condensed consolidated financial statements of Rover as of and for the three months ended March 31, 2021; and

•

other information relating to Caravel and Rover included in this proxy statement/prospectus/information statement, including the Business Combination Agreement and the description of certain terms thereof (see “Proposal”) and the financial and operational condition of Caravel and Rover (see “Proposal No. 1—The Business Combination The Business Combination Agreement,” “Caravel Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Merger are based on certain current available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of Caravel and Rover.

2.	Estimated Consideration Payable

As of March 31, 2021, the calculation of the preliminary estimated consideration payable to the Rover equity holders assumes the payment in cash and shares of New Rover Common Stock based on the Business Combination Agreement as follows (in thousands, except per share amounts):

	No Redemption	Maximum Redemption
Total estimated consideration payable in cash(1)	$45,000	$—
Total estimated number of New Rover Common Stock to be issued(2)(3)	135,874	140,306
Weighted average value per Rover equity unit(2)	$10.00	$10.00
Total value of Rover equity units	1,358,060	1,403,060
Total consideration payable to Rover equity holders(2)	$1,403,060	$1,403,060

(1)	This balance does not include the $0.2 million in Caravel cash equivalents held outside the Trust Account funds as of March 31, 2021.
(2)	Includes the conversion of Rover common stock, Rover Warrants, and Rover Options as of the closing of the Merger.
(3)

Includes the Additional Earnout Shares included in the option exchange ratio and excludes the Earnout Shares that will be issued after the closing of the Merger upon the occurrence of the triggering events to the Rover common stockholders and Rover Warrant holders.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

(A)

Reflects the liquidation and reclassification of $275.0 million of investments held in the Trust Account to cash and cash equivalents that becomes available for general use by New Rover following the Merger for both the No Redemption Scenario and Maximum Redemption Scenario.

(B)

Reflects the gross proceeds of $50.0 million from the issuance and sale of 5,000,000 shares of New Rover Class A Common Stock at $10.00 per share pursuant to the PIPE Investment entered into with PIPE Investors for both the No Redemption Scenario and Maximum Redemption Scenario.

(C)

Reflects the cash payment of $9.6 million of deferred underwriters’ fees incurred during the Caravel IPO due upon completion of the Merger for both the No Redemption Scenario and Maximum Redemption Scenario.

(D)

Represents preliminary estimated direct and incremental transaction costs incurred by Caravel and Rover related to the Merger of approximately $20.4 million for underwriting/banking, legal, accounting and other fees for both the No Redemption Scenario and Maximum Redemption Scenario reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to New Rover’s additional paid-in capital and are assumed to be cash settled. As of March 31, 2021, Rover had deferred transaction costs incurred of $3.3 million, of which $2.9 million was unpaid.
(E)

Reflects the reclassification of Caravel Class A Common Stock subject to possible redemption to permanent equity assuming no redemptions and immediate conversion of all 24,193,111 shares of Class A Common Stock into shares of New Rover Common Stock on a one-to-one basis.

(F)

Represents the redemption of the maximum number of 25,025,500 shares of New Rover Class A Common Stock for $250.3 million allocated to New Rover Class A Common Stock and additional paid-in capital using par value of $0.0001 per share at a redemption price of $10.00 per share (based on funds held in the Trust Account as of March 31, 2021) as part of the Maximum Redemption Scenario.

(G)

Reflects the issuance of 5,000,000 shares of New Rover Class A Common Stock at $10.00 per share for proceeds of $50.0 million pursuant to the Sponsor equity backstop as part of the Maximum Redemption Scenario.

(H)

Reflects the preliminary estimated fair value of the Earnout Shares contingently issuable to the Rover equity holders as of the Merger closing under the No Redemption Scenario and Maximum Redemption Scenario. The preliminary estimated fair values were determined using the most reliable information available. The actual fair values could change materially once the final valuation is determined at the Merger closing. Refer to Note 5 for more information.

(I)

Reflects the preliminary estimated fair value of the Founder Shares contingently recallable from the Sponsor as of the Merger closing for the No Redemption Scenario. The preliminary estimated fair values were determined using the most reliable information available. The actual fair values could change materially once the final valuation is determined at the Merger closing. Refer to Note 5 for more information.

(J)

Reflects the reversal of the preliminary estimated fair value of the Founder Shares as part of the Maximum Redemption Scenario and represents a reflection of adjustment (I) as there are no unvested Founder Shares outstanding at the Merger closing. Under the Maximum Redemption Scenario, 3,437,500 shares vest upon certain triggering events and 3,437,500 shares are forfeited upon Merger closing.

(K)

Reflects the vesting of 3,437,500 Founder Shares upon the Merger closing and forfeiture of 3,437,500 Founder Shares as of the Merger closing for the Maximum Redemption Scenario. The estimated fair value of the New Rover Class A Common Stock is $10.00 per share as of the Merger closing.

(L)	Reflects the cash consideration election of Rover stockholders of $45.0 million as part of the No Redemption Scenario.
(M)	Reflects the adjustment to add back cash consideration elected by Rover stockholders for the Maximum Redemption Scenario and represents a reflection of adjustment (L).
(N)

Reflects the elimination of Caravel’s historical retained earnings with a corresponding adjustment to APIC for New Rover in connection with the reverse recapitalization upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario.

(O)	Reflects the conversion of Rover redeemable convertible preferred stock into New Rover Class A Common Stock upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario.
(P)	Reflects the difference in par value between Rover of $0.00001 per share and Caravel of $0.0001 per share for both the No Redemption Scenario and Maximum Redemption Scenario.
(Q)	Reflects the forfeiture of 2,166,667 Private Placement Warrants upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario.
(R)	Reflects the forfeiture of 1,500,000 Private Placement Warrants upon closing of the Merger for the Maximum Redemption Scenario.

(S)

Reflects the reclassification of 5,500,000 Public Warrants from liability to equity classification upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario as the Public Warrants are expected to qualify for equity classification upon closing of the Merger.

(T)	Reflects the repayment of the PPP Loan of $8.1 million and accrued interest of $77,000 upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(U)

Reflects the elimination of the change in fair value of the derivative warrant liability of 5,500,000 Public Warrants due to the reclassification from liability to equity upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario as the Public Warrants are expected to qualify for equity classification upon closing of the Merger.

(V)

Reflects the elimination of the change in fair value of the derivative warrant liability of 2,166,667 Private Placement Warrants due to their forfeiture upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario.

(W)

Reflects the additional elimination of the change in fair value of the derivative warrant liability of 1,500,000 Private Placement Warrants due to their forfeiture upon closing of the Merger for the Maximum Redemption Scenario.

(X)

Reflects an adjustment to eliminate interest expense on the PPP Loan as it is assumed that the PPP Loan would have been paid off upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario.

(Y)

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that Caravel’s IPO occurred as of January 1, 2020. The Merger is being reflected as if it had occurred on this date and the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period (for the year ending December 31, 2020). This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Merger for the entire period for the Maximum Redemption Scenario.

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 are as follows:

(Z)

Reflects the elimination of the change in fair value of the derivative warrant liability of 5,500,000 Public Warrants due to the reclassification from liability to equity upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario as the Public Warrants are expected to qualify for equity classification upon closing of the Merger.

(AA)

Reflects the elimination of the change in fair value of the derivative warrant liability of 2,166,667 Private Placement Warrants due to their forfeiture upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario.

(BB)

Reflects the additional elimination of the change in fair value of the derivative warrant liability of 1,500,000 Private Placement Warrants due to their forfeiture upon closing of the Merger for the Maximum Redemption Scenario.

(CC)	Reflects the elimination of investment income related to the investments held in the Caravel Trust Account for the No Redemption Scenario and Maximum Redemption Scenario.
(DD)

Reflects an adjustment to eliminate interest expense on the PPP Loan as it is assumed that the PPP Loan would have been paid off upon closing of the Merger for the No Redemption Scenario and Maximum Redemption Scenario.

(EE)

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that Caravel’s IPO occurred as of January 1, 2020. The Merger is being reflected as if it had occurred on this date and the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period (for the three months ending March 31, 2021). This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Merger for the entire period for the Maximum Redemption Scenario.

4.	Net Loss per Share

Represents the net loss per share calculated using the historical basic and dilutive weighted average shares outstanding, and the issuance of additional shares of New Rover in connection with the Merger and other related events, assuming the shares were outstanding since January 1, 2020. As the Merger is being reflected as if it had occurred on January 1, 2020, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the other related events has been outstanding for the entire period presented. Under the Maximum Redemption Scenario, this calculation is adjusted to eliminate the 25,025,500 redeemed shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming the No Redemption Scenario and Maximum Redemption Scenario for the year ended December 31, 2020 and for the three months ended March 31, 2021 (in thousands, except share and per share data):

	Year Ended December 31, 2020		Three Months Ended March 31, 2021
	No Redemption	Maximum Redemption	No Redemption	Maximum Redemption
Pro forma net loss	$(58,315)	$(58,165)	$(14,203)	$(14,313)
Weighted average shares outstanding, basic and diluted	146,141,636	133,986,025	147,028,846	134,873,235
Pro forma net loss per share, basic and diluted – common stock	$(0.40)	$(0.43)	$(0.10)	$(0.11)
Weighted average shares calculation, basic and diluted
Caravel Stockholders	27,500,000	2,474,500	27,500,000	2,474,500
Sponsor and related parties(1)(2)	—	8,437,500	—	8,437,500
Rover equity holders	113,641,636	118,074,025	114,528,846	118,961,235
Third party investors in PIPE Investment	5,000,000	5,000,000	5,000,000	5,000,000
	146,141,636	133,986,025	147,028,846	134,873,235

(1)

The pro forma basic and diluted shares include 5,000,000 shares of common stock as the Sponsor equity backstop is expected to be triggered under the Maximum Redemption Scenario. The 5,000,000 shares are excluded from the pro forma basic and diluted shares due to the fact that the Sponsor equity backstop is not expected to be triggered under the No Redemption Scenario.

(2)

The Sponsor and related parties hold 6,875,000 Founder Shares that vest upon certain triggering events. For the Maximum Redemption Scenario, 3,437,500 Founder Shares will meet the triggering events upon the Merger closing and 3,437,500 will be forfeited. For the No Redemption Scenario, none of the Founder Shares will vest or will be forfeited.

Upon the Merger closing, the following outstanding shares of New Rover Class A Common Stock equivalents were excluded from the computation of pro forma diluted net loss per share for the scenarios presented because including them would have had an anti-dilutive effect:

	Year Ended December 31, 2020		Three Months Ended March 31, 2021
	No Redemption	Maximum Redemption	No Redemption	Maximum Redemption
Private Placement Warrants(2)	3,000,000	1,500,000	3,000,000	1,500,000
Public Warrants	5,500,000	5,500,000	5,500,000	5,500,000
Rover options	23,367,001	23,367,001	23,367,001	23,367,001
Rover vested warrants	616,764	616,764	616,764	616,764
Founder Shares(1)	6,875,000	—	6,875,000	—
	39,358,765	30,983,765	39,358,765	30,983,765

(1)

Under the No Redemption Scenario, the Founder Shares are excluded as such shares are contingently issuable. Under the Maximum Redemption Scenario, 3,475,000 shares vest and 3,475,000 shares are forfeited upon the Merger closing.

(2)

There are 5,166,667 Private Placement Warrants issued and outstanding. Under the No Redemption Scenario, 3,000,000 Private Placement Warrants will remain outstanding and 2,166,667 will be forfeited upon the Merger closing. Under the Maximum Redemption Scenario, 1,500,000 Private Placement Warrants will remain outstanding and 3,666,667 will be forfeited.

Following the Merger closing, Earnout Shares of 19,298,520 are excluded from the pro forma net loss per share anti-dilutive table for all the periods and scenarios presented as such shares are contingently issuable until the triggering events have been achieved.

5.	Earnout Shares and Founder Shares

The Earnout Shares and Founder Shares are expected to be accounted for as liability classified equity instruments that are earned upon the achieving the triggering events, which include events that are not indexed to the New Rover Common Stock. The preliminary estimated fair value of the Earnout Shares is $179.0 million under the No Redemption Scenario and Maximum Redemption Scenario. The preliminary estimated fair value of the Founder Shares is $63.5 million under the No Redemption Scenario. Under the Maximum Redemption Scenario, 3,437,500 Founder Shares vest upon the Merger closing and 3,475,000 Founder Shares are forfeited upon the Merger closing. The preliminary estimated fair value of the vested Founder Shares is $34.4 million as of the Merger closing assuming a stock price of $10.00 per share under the Maximum Redemption Scenario.

The estimated fair values of the Earnout Shares and Founder Shares were determined by using a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over the seven-year Earnout Period. The preliminary estimated fair values of Earnout Shares and Founder Shares were determined using the most reliable information available. Assumptions used in the preliminary valuation, which are subject to change at the Merger closing, were as follows:

Current stock price: the current Caravel stock price as of March 5, 2021 was set at the deemed value of $10.02 per share for New Rover Common Stock.

Expected volatility: the volatility rate was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the 7 year expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected seven year term of the Earnout Period.

Expected term: The expected term is the seven year term of the Earnout Period.

Expected dividend yield: The expected dividend yield is zero as New Rover has never declared or paid cash dividends and have no current plans to do so during the expected term.

The actual fair values of Earnout Shares and Founder Shares are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Merger closing.

COMPARATIVE SHARE INFORMATION

The following table sets forth summary historical comparative share information for Caravel and Rover, respectively, and unaudited pro forma condensed combined per share information of New Rover after giving effect to the Merger and other events contemplated by the Business Combination Agreement, presented under two scenarios:

•

No Redemption Scenario: This scenario assumes that no Caravel stockholders exercise their Redemption Rights with respect to the outstanding Caravel Class A Common Stock and 27,500,000 shares of Caravel Class A Common Stock and 6,875,000 Caravel Class B Common Stock remain outstanding after the completion of the Merger. This scenario also assumes that Rover stockholders elect the maximum amount of cash consideration of $45.0 million as part of the Merger consideration payable.

•

Maximum Redemption Scenario: This scenario assumes that 25,025,500 Caravel Class A Common Stock shares are redeemed for their pro rata share (assumed redemption price of $10.00 per share based on the funds held in the Trust Account as of March 31, 2021) for aggregate redemption proceeds of $250.3 million. This maximum redemption scenario is based on the maximum number of redemptions which may occur but which would still provide the minimum aggregate Merger and PIPE financing proceeds of $125.0 million, consisting of the Caravel Trust Account funds, Caravel cash equivalents held outside Trust Account funds, PIPE financing proceeds of $50.0 million and Sponsor equity backstop of up to $50.0 million and before giving effect to the payment of the estimated transaction costs of $30.0 million, including Caravel’s deferred underwriting commissions from the Carvel IPO, incurred in connection with the Merger. Under this scenario, no cash consideration will be paid out to Rover stockholders.

The selected unaudited pro forma condensed combined book value information reflects the Merger as if it had occurred on March 31, 2021. The selected unaudited pro forma weighted average shares outstanding and condensed combined net loss per share information gives pro forma effect to the Merger as if it had occurred on January 1, 2020.

This information is only a summary and should be read in conjunction with the historical financial statements of Caravel, as restated, and Rover and related notes included elsewhere in this proxy statement/prospectus/information statement. The unaudited pro forma combined per share information of Caravel and Rover is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus/information statement in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had Caravel and Rover been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Caravel and Rover would have been had the companies been combined during the periods presented.

	As Restated		Pro Forma Combined				New Rover equivalent pro forma per share data(4)
	Caravel (Historical)	Rover (Historical)	No Redemption		Maximum Redemption(5)		No Redemption		Maximum Redemption(5)
As of and for the Year Ended December 31, 2020 (3)
(in thousands, except per share data)
Book value per share (1)	$0.51	$(6.90)	N/A	(6)	N/A	(6)	N/A	(6)	N/A	(6)
Basic and diluted net loss per ordinary share	$(0.00)		$(0.40)		$(0.43)		$(0.41)		$(0.44)
Weighted average shares outstanding – basic and diluted (2)	27,500		146,142		133,986		118,074		118,074
Net loss per Rover common stock – basic and diluted		$(2.00)
Weighted average shares outstanding of Rover common stock – basic and diluted		28,804

			Pro Forma Combined		New Rover equivalent pro forma per share data(4)
	Caravel (Historical)	Rover (Historical)	No Redemption	Maximum Redemption(5)	No Redemption	Maximum Redemption(5)
As of and for the Three Months Ended March 31, 2021 (3)
(in thousands, except per share data)
Book value per share (1)	$0.49	$(7.10)	$0.54	$(0.07)	$0.55	$(0.07)
Basic and diluted net loss per ordinary share	$—		$(0.10)	$(0.11)	$(0.10)	$(0.11)
Weighted average shares outstanding – basic and diluted (2)	27,500		147,029	134,873	118,961	118,961
Net loss per Rover common stock – basic and diluted		$(0.36)
Weighted average shares outstanding of Rover common stock – basic and diluted		29,482

(1)

Book value per share is calculated as (a) total permanent equity divided by (b) the total number of common shares outstanding classified in permanent equity as of December 31, 2020 and March 31, 2021. Pro forma combined book value per share is calculated as (a) pro forma equity divided by (b) the total number of shares of New Rover Common Stock outstanding immediately after the Merger.

(2)

For Caravel, this excludes an aggregate of 24,507,159 and 24,193,111 Caravel Class A Common Stock shares subject to possible redemption as of December 31, 2020 and March 31, 2021, respectively, and an aggregate of up to 6,875,000 shares of Caravel Class B Common Stock issued and outstanding that will vest upon certain triggering events during the seven year Earnout Period after the Merger closing.
(3)	There were no cash dividends declared for either Caravel or Rover in the periods presented.
(4)

The equivalent per share data for Rover is calculated by multiplying the combined pro forma per share data by the exchange ratio of 1.0153. The weighted average shares outstanding is calculated by multiplying the exchange ratio of 1.0153 by the sum of: (i) weighted average shares outstanding of Rover redeemable convertible preferred stock shares, and (ii) weighted average shares outstanding of Rover common stock for the year ended December 31, 2020 and three months ended March 31, 2021.

(5)

Assumes maximum redemptions of 25,025,500 Caravel Class A Common Stock in connection with the Merger at approximately $10.00 per share based on Trust Account, 5,000,000 additional shares of New Rover Common Stock are issued as part of the Sponsor equity backstop, and 3,437,500 additional shares of New Rover Common Stock related to the Founders Shares to be issued upon meeting the triggering events upon the closing of the Merger.

(6)	Pro forma balance sheet information as of December 31, 2020 is not required and as such is not included in the table.

NEBULA CARAVEL ACQUISITION CORP.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

CARAVEL SPECIAL MEETING OF STOCKHOLDERS

General

Caravel is furnishing this proxy statement/prospectus/information statement to its stockholders as part of the solicitation of proxies by the Caravel Board for use at the Special Meeting of stockholders to be held on July 28, 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus/information statement is first being furnished to Caravel stockholders on or about July 12, 2021.

Date, Time and Place of Special Meeting

The Special Meeting will be held virtually on July 28, at 1:00 pm Eastern time, and conducted exclusively via live webcast at https://web.lumiagm.com/228541062, or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice.

Recommendation of the Caravel Board

The  Caravel Board believes that each of the Business Combination Proposal, the Governing Documents Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of Caravel and Caravel stockholders and unanimously recommends that Caravel stockholders vote “FOR” each of the proposals.

When you consider the recommendation of the Caravel Board in favor of approval of the Business Combination Proposal, you should keep in mind that Caravel’s directors and officers have interests in the Merger that are different from or in addition to (or which may conflict with) your interests generally as a Caravel stockholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Caravel’s Directors and Officers in the Merger”.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of Caravel Common Stock at the close of business on July 8, 2021, which is the Caravel Record Date. You are entitled to one vote for each share of Caravel Class A Common Stock and Caravel Class B Common Stock that you owned as of the close of business on the Caravel Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions. On the Caravel Record Date, there were 27,500,000 shares of Caravel Class A Common Stock and 6,875,000 shares of Caravel Class B Common Stock issued and outstanding, and 6,775,000 shares of Caravel Class B Common Stock were held by the Sponsor.

Vote of the Sponsor

Caravel entered into an agreement with the Sponsor pursuant to which the Sponsor has agreed to vote any shares of Caravel Common Stock owned by it in favor of our proposed initial business combination. As of the date of this prospectus/proxy statement/information statement, the Sponsor holds approximately 20% of the outstanding shares of Caravel Common Stock.

Quorum and Required Vote for Proposals for the Special Meeting

A majority of the voting power of the issued and outstanding Caravel Common Stock entitled to vote at the Special Meeting must be represented at the meeting by virtual attendance or by proxy to constitute a quorum and in order to conduct business at the Special Meeting. An abstention from voting, shares represented at the meeting by virtual attendance or by proxy but not voted on one or more proposals or a Broker Non-Vote so long as the stockholder has given the broker or other nominee voting instructions on at least one proposal in this proxy statement/prospectus/information statement will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the Special Meeting may adjourn the Special Meeting. As of the Caravel

Record Date, the presence by virtual attendance or by proxy of 17,187,501 shares of Caravel Common Stock (10,312,501, representing  37.5% of the Public Shares, in addition to the Founder Shares) is required to achieve a quorum.

Approval of the Business Combination Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal (if necessary) each requires the majority of the votes cast by the Caravel stockholders represented at the Special Meeting by attendance via the virtual meeting website or represented by proxy at the Special Meeting. The Caravel Board has already approved each of the proposals. Accordingly, neither a stockholder’s failure to vote online during the Special Meeting or by proxy, a Broker-Non Vote nor an abstention is considered a “vote cast”, and thus will have no effect on the outcome of the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal.

Approval of the Governing Documents Proposal requires the affirmative vote of (i) the holders of a majority of the Caravel Class B Common Stock Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Caravel Common Stock, voting as a single class. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy, a Broker Non-Vote or an abstention will each have the same effect as a vote “AGAINST” the Governing Documents Proposal.

The Merger is conditioned upon the approval of the Business Combination Proposal, the Governing Documents Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal, subject to the terms of the Business Combination Agreement. The Merger is not conditioned on the Governance Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to Caravel stockholders for a vote. If Caravel does not consummate the Merger and fails to complete an initial business combination by the Outside Date, Caravel will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account to the Public Stockholders.

Abstention and Broker Non-Votes

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to Caravel stockholders at the Special Meeting will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions to your bank, broker or other nominee, it may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote”.

An abstention from voting, shares represented at the Special Meeting by virtual attendance or by proxy but not voted on one or more proposals will each count as present for the purposes of establishing a quorum. A stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting or a Broker Non-Vote will each have the same effect as a vote “AGAINST” the Governing Documents Proposal and will have no effect on the outcome of the Business Combination Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Adjournment Proposal.

Voting Your Shares

Each share of Caravel Common Stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your proxy card or cards show the number of shares of Caravel Common Stock that you own. There are several ways to vote your shares of Caravel Common Stock:

•

You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly represented and voted at the meeting. If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Caravel Common Stock will be voted as recommended by the Caravel Board.

The Caravel Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Governing Documents Proposal, “FOR” the Governance Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal.

•

You can virtually attend the Special Meeting and vote online during the meeting even if you have previously voted by submitting a proxy as described above. You will be provided a ballot virtually when you sign into the meeting. However, if your shares of Caravel Common Stock are held in the name of your broker, bank or other nominee, you must get a legal proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Caravel Common Stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at such meeting by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify American Stock Transfer & Trust Company, LLC, by email at SPACSUPPORT@astfinancial.com, before the Special Meeting that you have revoked your proxy; or
•	you may virtually attend the Special Meeting, revoke your proxy and vote online during the meeting, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Governing Documents Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal. Under the existing Caravel Bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus/information statement.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Caravel Common Stock, you may call Morrow Sodali LLC, Caravel’s proxy solicitor, at (800) 662-5200. Banks and brokerage firms may call collect at: (203) 658-9400.

Redemption Rights

Pursuant to Caravel’s current certificate of incorporation, a holder of Public Shares may demand that Caravel redeem such shares for cash if the Business Combination is consummated. Holders of Public Shares will be entitled to receive cash for these shares only if they no later than 5:00 p.m. (Eastern time) on July 26, 2021 (two (2) business days prior to the date of the Special Meeting):

(i)	submit a written request to Caravel’s transfer agent that Caravel redeem their Public Shares for cash;
(ii)	certify in such demand for redemption that they “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act); and
(iii)	deliver such Public Shares to Caravel’s transfer agent (physically or electronically).

If the Business Combination is not completed, these shares will not be redeemed. If a holder of Public Shares properly demands redemption, Caravel will redeem each Public Share for a full pro rata portion of the Trust Account holding the proceeds from the Caravel IPO, calculated as of two business days prior to the consummation of the Business Combination. A holder of Public Shares may elect to redeem without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal.  As of July 8, 2021, the Caravel Record Date, this would amount to approximately $10.00 per share. If a holder of Public Shares exercises its Redemption Rights, then it will be exchanging its shares of Caravel Common Stock for cash and will no longer own the shares.

Holders of units must elect to separate the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact Caravel’s transfer agent directly and instruct them to do so. Public Stockholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal.

If you do not properly comply with the procedures and requirements to redeem your Public Shares described above, your shares will not be redeemed. Any demand for redemption, once made, may be withdrawn at any time until the date of the Special Meeting. If you delivered your shares for redemption to Caravel’s transfer agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that Caravel’s transfer agent return the shares (physically or electronically).

Any redemptions by Public Stockholders will decrease the funds in the Trust Account available to Caravel to consummate the Merger and related transactions.

Prior to exercising Redemption Rights, stockholders should verify the market price of Caravel Common Stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their Redemption Rights. We cannot assure you that you will be able to sell your shares of Caravel Common Stock in the open market, even if the market price per share is higher than the redemption price, as there may not be sufficient liquidity in Caravel Common Stock when you wish to sell your shares.

If you exercise your Redemption Rights, your shares of Caravel Common Stock will cease to be outstanding immediately prior to the Merger and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of New Rover following the Merger, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Merger is not approved and Caravel does not consummate an initial Business Combination by the Outside Date, Caravel will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Stockholders and the Caravel Warrants will expire worthless.

Appraisal Rights

Holders of shares of Caravel capital stock do not have appraisal rights in connection with the Merger.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

THE BUSINESS COMBINATION

Overview

Caravel’s stockholders are being asked to approve the Business Combination with Rover described in this proxy statement/prospectus/information statement, including (i) adopting the Business Combination Agreement and (ii) approving the transactions described in this proxy statement/prospectus/information statement. The discussion in this proxy statement/prospectus/information statement of the Business Combination and the principal terms of the Business Combination Agreement is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement, which is attached as Annex A hereto.

You should read carefully this proxy statement/prospectus/information statement in its entirety for more detailed information concerning the Business Combination Agreement. See “The Business Combination Agreement” for additional information and a summary of certain terms of the Business Combination Agreement.

We may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the votes cast by holders of our outstanding shares of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting.

Background of the Proposed Business Combination

The terms of the proposed Business Combination are the result of an extensive search for a potential transaction by Caravel and Rover, and negotiations between representatives of Caravel and Rover. The following is a brief description of the background of these negotiations and the resulting proposed Business Combination.

Caravel is a blank check company incorporated as a Delaware corporation on September 18, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, without limitation as to business, industry or sector. True Wind Capital Management, L.P., a technology focused private investment firm (“True Wind Capital”), is Caravel’s advisor and the advisor of True Wind Capital II, L.P. and True Wind Capital II-A, L.P. Caravel has sought to capitalize on the ability of its management team and the broader True Wind Capital platform to identify, acquire, and operate a business in the technology and technology-enabled services sectors that may provide opportunities for attractive long-term risk-adjusted returns, though Caravel reserves the right to pursue an acquisition opportunity in any business or industry.

On December 11, 2020, Caravel consummated the Caravel IPO of 27,500,000 Caravel Units, including exercise of the underwriters’ 3,750,000 Caravel Unit over-allotment option, of which 2,500,000 Caravel Units were exercised. Each Caravel Unit consists of one share of Caravel Class A Common Stock, and one-fifth of one Public Warrant, each whole Public Warrant entitling the holder to purchase one share of Caravel Class A Common Stock at $11.50 per share. The Caravel Units were sold at an offering price of $10.00 per Caravel Unit, generating gross proceeds of $275,000,000. Simultaneously with the consummation of the Caravel IPO and the sale of the Caravel Units, Caravel consummated a private placement of an aggregate of 5,166,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, generating total proceeds of $7,800,000.  Deutsche Bank Securities Inc. (“Deutsche Bank”), William Blair & Company, L.L.C. (“William Blair”), and Stifel, Nicolaus & Company, Incorporated (“Stifel”) acted as book-running managers. Academy Securities, Inc., Blaylock Van, LLC, Loop Capital Markets LLC, Roberts & Ryan Investments, Inc., and Tigress Financial Partners LLC acted as co-managers.  The book-running managers and the co-managers will receive deferred underwriting commissions from the Caravel IPO in connection with the consummation of Caravel’s initial business combination.

A total of $275.0 million of the net proceeds from the Caravel IPO and the private placement with the Sponsor of the Private Placement Warrants were deposited in the Trust Account established for the benefit of the Public Stockholders.

The Caravel Units began trading on December 11, 2020 on The Nasdaq Capital Market under the symbol NEBCU. Commencing on January 29, 2021, the securities comprising the Caravel Units began separate trading. The Caravel Units, Caravel Class A Common Stock, and Caravel Warrants are trading on The Nasdaq Capital Market under the symbols “NEBCU,” “NEBC” and “NEBCW,” respectively.

Caravel’s Sponsor, directors and officers agreed that Caravel must complete its initial business combination by December 11, 2022, which was 24 months from the closing of the Caravel IPO. Caravel agreed that in the event that the Business Combination Agreement is terminated, it will cease all operations except for the purpose of winding up and as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares with the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Caravel to pay its franchise and income taxes (less up to $500,000 of interest released to Caravel for working capital purposes and $100,000 of interest to pay dissolution expenses).

Except for the withdrawal of interest to pay franchise and income taxes and up to $500,000 to fund working capital requirements, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of the completion of the initial business combination or the redemption of 100% of the Public Shares if Caravel is unable to complete the initial business combination by December 11, 2022 or such later date that may be approved by Caravel’s stockholders.

Following the Caravel IPO, Caravel’s management team commenced a comprehensive search for a target business.  In connection with this search process, representatives of Caravel and the Sponsor contacted and were contacted by a number of individuals and entities with respect to business combination opportunities.  In evaluating potential business combination opportunities, Caravel, generally looked for potential business combination targets that (i) have an existing strong management team, (ii) have a competitive advantage, (iii) have significant streams of recurring revenue, (iv) have a significant total addressable market and growth expansion opportunities and (v) have appropriate valuations with significant upside potential with limited downside risk.  These criteria are not intended to be exhaustive.  Any evaluation relating to the merits of a particular potential business combination may be and were based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem and may have deemed relevant.

During the course of this search process which led to identifying Rover as an attractive business combination opportunity, Caravel reviewed and considered more than 100 companies, most of which were considering effecting an initial public offering or merging with a “special purpose acquisition company” such as Caravel. Several such companies, which Caravel perceived to have attractive growth profiles, were targeted by Caravel on an unsolicited basis and were asked by the management of Caravel whether they would be interested in exploring a merger with a “special purpose acquisition company”.  Of such companies, Caravel evaluated more than 20 target companies in detail and chose such companies based on their historical financial performance and, in some cases, projected revenues. Management of Caravel determined that companies that were well positioned to benefit from the easing of restrictions relating to the COVID-19 pandemic may be particularly attractive, as they would be poised for accelerated near-term growth. In connection with evaluating such opportunities, representatives of Caravel telephonically met and conducted preliminary discussions with representatives of six potential target opportunities.

•

The first of these potential target companies was a provider of online education services whose financial advisor contacted Caravel to discuss a potential transaction. Caravel subsequently had discussions with representatives of the potential target company and conducted an in-depth diligence review, and Caravel submitted an indication of interest and proposed letter of intent. Following negotiations, Caravel did not agree with the valuation range sought by the potential target company, and the potential target company determined to pursue a transaction with another party. These discussions and review occurred from December 14, 2020 through December 20, 2020.

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The second of these potential target companies was a provider of marketing software solutions. The private equity firm that controlled the potential target company was evaluating a private sale and a transaction with a special purpose acquisition company. Starting on December 12, 2020, Caravel met with the management team and engaged in diligence, including assessing the organic growth and M&A opportunities within the potential target company’s sector. Caravel and the private equity firm discussed proposed valuation ranges for a transaction, and after the private equity firm determined that a private sale would result in a higher valuation the parties ceased the review and engagement on December 26, 2020.

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The third of these potential target companies was a robotic automation system developer. Caravel held a meeting with management of the potential target company, and conducted market research and financial due diligence on the target company from January 1, 2021 through January 12, 2021. However, Caravel determined that the potential target company’s business was at a stage in its lifecycle that was too early to justify the valuation guidance provided by the potential target company’s financial advisor.

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The fourth of these potential target companies was a provider of workforce optimization software. Caravel engaged in initial discussions with the private equity firm that controlled the potential target company and previewed a valuation range. The private equity firm determined to evaluate alternative exit opportunities. These discussions occurred from January 1, 2021 to January 13, 2021.

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The fifth of these potential target companies was a provider of healthcare information technology software for medical offices. Starting December 28, 2020, Caravel held discussions with management of the potential target company and conducted diligence on its market. Caravel paused the discussions January 12, 2021, as the potential target company expressed its desire to defer engagement on exit opportunity discussions until 2022.

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The sixth of these potential target companies was a provider of software and monitoring tools in the healthcare industry. Caravel had a meeting with the target company’s management team and conducted in-depth business diligence. Caravel determined to disengage from the target company’s process when a letter of intent and term sheet with respect to a proposed business combination between Rover and Caravel (the “LOI”) was near completion, as the Rover opportunity was more actionable and compelling. This engagement lasted from January 6, 2021 to January 13, 2021.

Caravel entered into non-disclosure agreements in connection with three of these acquisition opportunities (including Rover) so that Caravel could obtain additional preliminary diligence information to evaluate the companies as business combination targets, the terms of which did not restrict Caravel from evaluating other business combination opportunities, and eventually submitted illustrative non-binding summary terms in connection with two of these acquisition opportunities (including Rover), the terms of which did not restrict Caravel from evaluating other business combination opportunities. Throughout these evaluations, as Caravel investigated and evaluated acquisition opportunities, Caravel management and investment professionals at the Sponsor regularly discussed these opportunities and the strategic benefits and risks of potential acquisitions with members of the Caravel board, and the Caravel board considered these other opportunities that had been explored in its evaluation of the acquisition of Rover and the determination that proceeding with the transaction with Rover was in the best interest of Caravel’s stockholders.

During the course of this search process, representatives of Caravel regularly updated members of the Caravel Board on the status of such search process, certain of whom were regular participants in the ongoing meetings and discussions with representatives of several potential target opportunities.

The Rover Board regularly evaluates and engages in discussions with third parties regarding various strategic alternatives for Rover, including financing and other capital raising transactions to fund operations and growth initiatives (including through acquisitions and product and geographic expansions) an initial public offering or direct public listing of Rover, a potential acquisition of Rover or minority investments in Rover by strategic counterparties or financial sponsors, and a potential business combination with a special purpose acquisition company, or SPAC, or similar entity formed for the purposes of effecting a business combination transaction. As part of its effort to reduce fixed and variable costs in light of the COVID-19 pandemic, Rover reduced its growth investments, marketing spend and operational and personnel expenses. In the fall of 2020, the Rover Board reviewed potential strategic alternatives in light of Rover’s financing plans and anticipated capital needs given Rover’s desire to reinvest in growth initiatives (such as expanding Rover’s care provider network, introducing new or enhanced offerings and features and enhancing Rover’s platform), increase marketing spend to restart a broader range of marketing initiatives and provider-directed marketing, and invest in other operational and strategic expansions in connection with a potential recovery of the travel and pet care services market resulting from the lifting of stay-at-home orders and restrictions on travel related to the COVID-19 pandemic. The Rover Board determined to explore a potential business combination with a SPAC, as it could provide Rover with financing to fund operations and growth initiatives, as well as enhanced ongoing access to capital and liquidity for Rover’s stockholders as a publicly listed company, as well as a potential acquisition of Rover. The Rover Board determined that obtaining financing through a potential business combination with a SPAC could offer greater execution certainty and efficiencies relative to an initial public offering or direct listing, and could better meet Rover stockholders’ liquidity objectives relative to private financing transactions. Over the following months, the Rover Board oversaw a process by Rover’s management and Morgan Stanley & Co. LLC (“Morgan Stanley”), Rover’s financial advisor, to solicit interest and negotiate proposals with respect to a strategic transaction from a number of potential counterparties, including Caravel (as described below). As part of this process, the Rover Board evaluated a number of proposals from Caravel and other third parties and determined to proceed with negotiations with respect to a business combination with Caravel based on a variety of factors, including based on valuation, amount of funding, execution risk and terms of exclusivity obligation.

On December 18, 2020, representatives of Morgan Stanley emailed Mr. Clammer to introduce Rover and the transaction opportunity.

On December 22, 2020, Caravel executed a non-disclosure agreement with Rover (which did not contain any standstill or exclusivity provisions) and commenced its due diligence review of the documents and information provided by Rover.

On December 22, 2020, Caravel attended a management presentation and due diligence session via teleconference with Rover’s management team. Messrs. Clammer, Van Buren, Gray, and Lillie attended from Caravel and Aaron Easterly, President and Chief Executive Officer, and Tracy Knox, Chief Financial Officer, and others attended from Rover.

On December 28, 2020, representatives of Caravel, including Messrs. Clammer, Van Buren, Gray, and Lillie, and Morgan Stanley held a teleconference to review and discuss a potential transaction, including discussion of Rover’s business, market conditions and certain financial and business due diligence requests for information relating to the breakdown of organic and paid customers by channel and Rover’s cohort analysis for customers and transactions per customer.

On December 29, 2020, Caravel’s management team, led by Messrs. Clammer and Van Buren, held a teleconference with representatives of Morgan Stanley to discuss feedback from the management presentation and discuss next steps.

On December 30, 2020, Caravel conducted a conference call with Rover’s management team to discuss 2021 and 2022 financial projections and recent business performance and certain financial and business due diligence requests for information relating to Rover’s financial performance, marketing spend efficiency, word-of-mouth bookings, marketing spend by channel, paid customer acquisition cost by channel, lifetime value to paid customer acquisition cost ratios, quarterly take rate, gross booking value compared to the number of bookings and cross-selling of services. Messrs. Clammer and Van Buren joined the call among other representatives of both parties.

On December 31, 2020, Rover provided Caravel with responses to the financial and business due diligence requests for information made by Caravel on the December 30, 2020 conference call. Caravel considered these responses together with the information provided by Rover management on the conference call in its evaluation of the business and prospects of Rover, including its financial analysis of forecast and valuation models, and worked directly with Rover management to carry out a thorough review of the materials provided to better understand the drivers and assumptions underlying these models. Specifically, the Caravel team focused on achievability of Rover’s 2021 and 2022 financial projections and whether Rover’s historical cohort recovery and projected new bookings trends would support the estimates provided by Rover management. Caravel considered the data and accompanying discussion to be supportive of the projections provided. Caravel’s team interpreted Rover management’s assumptions regarding the historical cohort recovery to be conservative based on the Caravel team’s analysis, with considerable upside from addressable market expansion driven by new pets purchased during the COVID-19 pandemic. Caravel also found the marketing spend efficiency and acquisition cost by channel assumptions in the projections to be achievable and generally in line with historical trends provided. The lifetime value to paid customer acquisition cost ratios were supported by the underlying data and pointed to an efficient financial model with healthy returns on marketing investments. In the projections provided, the Caravel team found the new bookings assumptions and corresponding gross bookings values to be reasonable and achievable based on historical spend efficiency trends. Upon this review, there were no material disagreements between the Caravel team and Rover management regarding Rover’s forecast assumptions and Rover’s management team expeditiously answered all of Caravel’s follow-up questions. Furthermore, the Caravel team was impressed not only by the metrics provided, but also by the precision and rigor by which the finance and operation teams at Rover tracked key performance indicators, as discussed in “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Measures,” and produced actionable insights and decisions based on the data. All of the foregoing factors supported the Caravel team’s thesis that Rover would be an attractive investment opportunity for public market investors.

On December 31, 2020, upon Morgan Stanley’s request, Caravel shared with Rover an initial overview of the proposed key terms, including a bringdown discussion presentation, and illustrated the mechanics of a potential business combination with Rover, all of which was informed by the prior day’s conference call and responses provided to the financial and business due diligence requests. The overview implied a pre-transaction enterprise value for Rover of approximately $1.137 billion, and proposed a combination of stock and cash as consideration, a PIPE investment of up to $50.0 million and up to $50.0 million of True Wind Capital equity backstop of potential Caravel stockholder redemptions (with 50% of the Founder Shares vesting in the event such equity backstop was exercised). The pre-transaction enterprise valuation of Rover that was proposed by Caravel reflected Caravel’s assessment of an attractive value for Rover, taking into account its historic performance, expected future performance, positioning of Rover within its market and Rover’s position to benefit from the potential easing of restrictions stemming from the COVID-19 pandemic. Caravel proposed increasing the total potential proceeds available to the Combined Company, in addition to those in the trust account, with a $50.0 million PIPE investment, to increase the likelihood of delivering meaningful growth capital to the Combined Company in connection with the business combination. In addition, the PIPE investment would help give both parties comfort that the proposed valuation for the business combination was appropriate and would be supported by public equity investors. Caravel appreciated that Rover would likely want additional deal certainty as to the amount of proceeds that may be available at closing but minimizing dilution, and so proposed an additional $50.0 million backstop with respect to redemptions of the amounts the trust account. The overview also provided, among other terms, that Rover stockholders would be entitled to receive an earn-out with a value of $100 million based on the Combined Company achieving a share price target of $12.00 and an additional $100 million based on the Combined Company achieving a share price target of $14.00, that 100% of the Founder Shares would vest based on the Combined Company achieving a share price target of $12.00 and that the board size and composition of the Combined Company would be collaboratively structured with Rover management. Caravel proposed an earnout as a way to compensate Rover stockholders in the event the proposed valuation was too low, such that the stock price of the Combined Company would significantly increase in connection with the completion of the proposed business combination, and to increase the amount of consideration payable to Rover stockholders based on the long-term success of the Combined Company.

On January 4, 2021, Caravel further reviewed its proposal with the Rover management team and Morgan Stanley.

On January 7, 2021, Rover counteroffered a revised pre-transaction enterprise value for Rover of $1.35 billion, that the Sponsor forfeit 2,166,667 of its Private Placement Warrants, with the remaining Private Placement Warrants being subject to an $18.00 conversion cap, and 1,875,000 of its Founder Shares, with 50% of the remaining Founder Shares vesting based on the Combined Company achieving a share price target of $12.00 and a further 50% of the remaining Founder Shares vesting based on the Combined Company achieving a share price target of $14.00 (such vesting terms proposed in order to align incentives to support the growth of the business) and that one True Wind Capital representative would serve on the board of directors of the Combined Company. These key transaction terms were mutually agreeable and the $1.35 billion valuation was within Caravel’s initial valuation range proposed on December 31, 2020. Caravel accepted this proposal, and countered that Rover management’s earnout tranches should be consistent with the Founder Share vesting terms, to further align interests.

On January 8, 2021, Caravel shared a revised draft of an overview of the proposed key terms with Rover incorporating feedback from Rover’s counteroffer on January 7, 2021.  The updated overview accepted Rover’s proposals regarding headline valuation, forfeiture and conversion cap with respect to the Private Placement Warrants and that one True Wind Capital representative would serve on the board of directors of the Combined Company. Caravel determined that the $1.35 billion valuation was still within Caravel’s view of an attractive valuation for Rover and was likely to be supported by PIPE investors.  In addition, Caravel determined that the forfeiture by the Sponsor of 2,166,667 of its Private Warrants and subjecting the remaining Private Warrants to a conversion cap, in order to remove the potential overhang after the Combined Company’ stock price achieved an $18.00 per share price, would potentially benefit the Caravel stockholders as well. However, the revised overview proposed that there would be no forfeiture of the Sponsor’s Founder Shares, which would vest as follows (1) if the equity backstop was not exercised, 50% would vest based on the Combined Company achieving a share price target of $12.00 and a further 50% would vest based on the Combined Company achieving a share price target of $14.00 and (2) if the equity backstop was exercised, 50% would vest based on the Combined Company achieving a share price target of $10.00, a further 25% would vest based on the Combined Company achieving a share price target of $12.00 and a further 25% would vest based on the Combined Company achieving a share price target of $14.00.

On January 9, 2021, following negotiations between representatives of Morgan Stanley and Caravel, Caravel delivered to Morgan Stanley a letter of intent and term sheet with respect to a proposed business combination between Rover and Caravel (the “LOI”), based on a pre-transaction enterprise value for Rover of $1.35 billion.  The LOI also provided, among other terms, that (1) Rover stockholders would be entitled to receive an earn-out of 10 million additional shares based on the Combined Company achieving a share price target of $12.00 and an additional 10 million shares based on achieving a share price target of $14.00, (2) the Sponsor would commit to provide a $50.0 million equity investment in Caravel to backstop potential Caravel stockholder redemptions, (3) if the backstop was not exercised, 50% of the Founder Shares would vest based on the Combined Company achieving a share price target of $12.00 and a further 50% would vest based on achieving a share price target of $14.00, (4) if the backstop was exercised, 50% of the Founder Shares would vest, 25% of the Founder Shares would vest based on the Combined Company achieving a share price target of $12.00 and a further 25% of the Founder Shares would vest based on the Combined Company achieving a share price target of $14.00 and (5) the Sponsor would forfeit 2,166,667 of its Private Placement Warrants, with the remaining Private Placement Warrants being subject to an $18.00 conversion cap.  The LOI also contemplated that Rover would agree to negotiate exclusively with Caravel with respect to a potential alternative business combination involving a SPAC for a period of 45 days following the execution of the LOI by Rover and Caravel.

On January 10, 2021, representatives of Caravel continued their negotiations with members of management of Rover and representatives of Morgan Stanley with respect to Caravel’s business combination proposal.  As part of these negotiations, Rover proposed that the earn-out to be received by Rover stockholders would be increased to a total of 22.5 million shares of the Combined Company, and that the Sponsor would forfeit up to 50% of the Founder Shares and any remaining Private Placement Warrants based on the amount of Caravel stockholder redemptions in excess of the backstop investment.  Caravel agreed to these proposals as the incremental 2.5 million earnout shares for the benefit of Rover stockholders, which would only be paid out based on the Combined Company’s stock price hitting certain stock price trading milestones post-transaction, was partially offset by the potential forfeiture of 50% of the Founder Shares. Rover also proposed that the period of time Rover would be subject to exclusivity obligations following the execution of the LOI be reduced to 30 days.  Caravel agreed to this proposal.  Members of management and representatives of Morgan Stanley and representatives of Caravel and True Wind Capital also discussed the potential timing for the proposed Business Combination and next steps.

On January 11, 2021, Messrs. Clammer and Van Buren and other representatives of True Wind Capital held a teleconference with representatives of Morgan Stanley who confirmed Rover’s management team’s interest to move forward with the proposed Business Combination with Caravel, and discussed the status of the term sheet and potential timing for the proposed Business Combination.

On January 12, 2021, Rover provided a counterproposal to Caravel clarifying Rover’s position with respect to, among other things, closing conditions (including the minimum cash condition), the contingent consideration to be received by the selling stockholders of Rover, the treatment of the Founder Shares and the Private Placement Warrants held by the Sponsor, and board composition.

On January 13, 2021, Mr. Easterly conducted a teleconference with Scott Wagner, a former Director of Caravel, to better understand True Wind Capital’s expertise and investment thesis.

Over the next two days, representatives of Rover (including Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”)) and Caravel (including Simpson Thacher & Bartlett LLP, Caravel’s outside counsel (“Simpson Thacher”)) finalized Caravel’s LOI with respect to Caravel’s proposed Business Combination transaction, based on a pre-transaction enterprise value for Rover of $1.35 billion and an estimated pre-transaction equity value for Rover of $1.375 billion.  The LOI also provided, among other terms, that (1) Rover stockholders would be entitled to receive an earn-out of 10 million additional shares of the Combined Company based on the Combined Company achieving a share price target of $12.00, an additional 10 million shares based on achieving a share price target of $14.00 and an additional 2.5 million shares based on achieving a share price target of $16.00, (2) the Sponsor would commit to provide a $50.0 million equity investment in Caravel to backstop potential Caravel stockholder redemptions, in which case up to 50% of the Founder Shares would vest at the closing of the Business Combination based on the proportion of the backstop commitment that is exercised, (3) the Sponsor would forfeit approximately 2.2 million Private Placement Warrants, (4) the Sponsor would forfeit up to 50% of its Founder Shares and up to 50% of its remaining Private Placement Warrants based on the amount of Caravel stockholder redemptions in excess of the backstop investment, (5) 40% of the Founder Shares not forfeited or otherwise vested would vest based on the Combined Company achieving a share price target of $12.00, another 40% would vest based on achieving a share price target of $14.00 and the remaining 20% would vest based on achieving a share price target of $16.00 and (6) that one True Wind Capital representative would serve on the board of directors of the Combined Company (with the remainder of the board being determined by Rover in consultation with the Sponsor and the size of the board being mutually agreed between Rover and the Sponsor).  The LOI also contemplated that Rover would agree to negotiate exclusively with Caravel with respect to a potential alternative business combination involving a SPAC for 30 days following the execution of the LOI by Rover and Caravel.

On January 14, 2021, Rover and Caravel reached agreement on, and finalized and executed, the LOI, including the binding exclusivity obligations set forth therein.

During the course of these negotiations, representatives of Caravel regularly updated Caravel board members on the status and terms of such negotiations, certain of whom were regular participants in the ongoing negotiations.

On January 15 and January 17, 2021, representatives of Caravel, including Mr. Gray and Mr. Lillie, representatives of Rover, and Morgan Stanley held a teleconference to review and discuss additional financial-based diligence and marketing materials provided by Rover.

On January 15, 2021, January 19, 2021, and January 21, 2021 representatives from Rover and Morgan Stanley conducted a management presentation consisting of materials provided by Rover and a due diligence session with representatives from Deutsche Bank, William Blair, and Stifel, each of whom acted as book-running managers for the Caravel IPO, in preparation for meetings with potential PIPE investors. Representatives of Caravel were granted access to members of Rover’s management and additional documents and information regarding Rover to support their continued due diligence review of Rover’s business.

On January 19, 2021, Mr. Gray provided an update on the terms of the LOI to the Caravel Board and provided an overview of Rover’s business plan.

During the period from January 22, 2021 through February 10, 2021, Caravel and Rover held discussions with various potential PIPE investors regarding participation and due diligence related matters.  In addition, during such period, representatives of Caravel continued their due diligence review of Rover, including conducting calls with Rover’s customers, advisors and market experts.

On January 24, 2021, Caravel entered into engagement letters with Deutsche Bank and Morgan Stanley engaging them to act as placement agents in connection with the PIPE investment. Also on January 24, 2021, Rover executed a waiver permitting Morgan Stanley to act as placement agent to Caravel in connection with the PIPE investment. Each of Deutsche Bank and Morgan Stanley will receive customary placement agent fees at closing of the transaction.

On January 25, 2021, Simpson Thacher delivered a draft of the proposed Business Combination Agreement to Wilson Sonsini, and such draft Business Combination Agreement included an “open system” whereby the purchase price would be adjusted based on the cash, indebtedness and tax liabilities of Rover as of the consummation of the business combination, and the unpaid transaction expenses of each party, as of the closing of the transaction. Caravel believed that such a construct better aligned the incentives for Rover management to operate the business in the ordinary course following signing. It also included an obligation for Rover to deliver written consents from its stockholders as soon as practicable under applicable law and “no-shop” obligations restricting Rover from engaging in discussions with respect to alternative transactions, providing Caravel with additional certainty that the requisite Rover stockholder consents would be obtained. The definition of “Material Adverse Effect” included customary exceptions, including exceptions related to the COVID-19 pandemic. The regulatory efforts covenant in the draft Business Combination Agreement contained an obligation for the parties to use reasonable best efforts to obtain all regulatory approvals to consummate the business combination. The draft Business Combination Agreement provided that all options, warrants and other similar derivative instruments would be cancelled and converted into the right to receive their respective portion of the transaction consideration, net of any payments of strike or exercise prices, and interim covenants restricting certain ordinary course operations of Rover’s business following signing.

On January 25, 2021, Wilson Sonsini delivered to Simpson Thacher a draft of the proposed Investor Rights Agreement (pursuant to which, among other things, New Rover would agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Rover Common Stock and other equity securities of New Rover that are held by the parties thereto from time to time.

Between January 27, 2021 and January 29, 2021, Simpson Thacher delivered to Wilson Sonsini drafts of the proposed Company Stockholder Support Agreement (pursuant to which certain stockholders of Rover would agree to approve the Business Combination Agreement and the Proposed Transactions), Sponsor Support Agreement (pursuant to which, among other things, (i) each Sponsor Party and each director of Caravel would agree to vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, (ii) each Sponsor Party would agree to deliver a duly executed copy of the Investors Rights Agreement and the Lock-Up Agreement at the Closing and (iii) each Sponsor Party would agree to subject certain shares of Caravel Common Stock and warrants to purchase Caravel Common Stock to certain vesting and forfeiture provisions based on the number of stockholders (if any) that exercise their rights to redeem their Caravel Common Stock pursuant to Caravel’s certificate of incorporation and, following the Closing, based on the achievement of certain trading price targets following the Closing), Backstop Subscription Agreement (pursuant to which affiliates of the Sponsor would agree to, among other things, purchase shares of Caravel Common Stock in an aggregate amount of up to $50,000,000 to the extent of the amount of any redemption of shares of Caravel Common Stock) and Lock-Up Agreement (pursuant to which transfer restrictions would be imposed with respect to shares of New Rover Common Stock for a period of six months following the Closing, subject to certain exceptions) to Wilson Sonsini.

On January 27, 2021, representatives from Simpson Thacher and representatives from Wilson Sonsini conducted a conference call to discuss the terms and conditions of the transaction, including those in the Business Combination Agreement. Key issues discussed included (i) whether the Sponsor would have an ongoing director nomination right, (ii) whether the purchase price in the Business Combination Agreement would be fixed at signing or would be an “open system” subject to closing adjustments, (iii) the size of the 2021 Incentive Plan, (iv) whether the closing condition relating to Caravel’s net tangible assets at Closing would be a mutual closing condition or a one-way closing condition in favor of Rover and (v) exceptions to Rover’s “no-shop” obligations under certain circumstances.

On January 30, 2021, Wilson Sonsini delivered to Simpson Thacher drafts of the Combined Company’s amended and restated certificate of incorporation and bylaws and a revised draft of the Business Combination Agreement, which provided for, among other things, (i) that the purchase price would be fixed and not be adjusted by Rover’s cash, indebtedness or tax liabilities, (ii) that cash consideration payable to Rover stockholders would be subject to a cap of $100 million, (iii) all outstanding Rover options and warrants would be assumed by Caravel at the Closing, (iv) exceptions to Rover’s “no-shop” obligations under certain circumstances, (v) the closing conditions were limited to provide Rover with additional closing certainty, (vi) the antitrust efforts standard and related divestiture obligations applicable to Caravel and its affiliates would be raised and (vii) the representations and warranties made by Rover were limited in scope and the interim covenants applicable to Rover were narrowed to avoid restrictions on Rover’s ordinary course operations. On the same day, Simpson Thacher delivered to Wilson Sonsini a revised draft of the Investor Rights Agreement, pursuant to which, among other things, (i) New Rover would include one individual designated by the Sponsor in the slate of nominees recommended by the Board of Directors of New Rover (or duly constituted committee thereof) for election as directors at each annual meeting of stockholders at which such nominee’s term expires, subject to the Sponsor and its Affiliates beneficially owning a minimum number of shares of New Rover Common Stock and (ii) New Rover would waive the corporate opportunities doctrine with respect to the Sponsor, its affiliates (including portfolio companies), their respective investors and the director nominees of the foregoing).

On February 2, 2021, Simpson Thacher sent to Wilson Sonsini a revised draft of the Business Combination Agreement, pursuant to which, among other things, (i) the purchase price would be subject to adjustment for Rover’s cash, indebtedness or tax liabilities and unpaid transaction expenses, (ii) there would be no exceptions to Rover’s “no-shop” obligations, (iii) the antitrust efforts standard applicable to Caravel would be lowered, and the related divestiture obligations would only apply to Caravel and (iv) the representations and warranties made by Rover and interim covenants applicable to Rover were expanded.

On February 3, 2021, Wilson Sonsini sent to Simpson Thacher revised drafts of the Sponsor Support Agreement and the Company Stockholder Support Agreement, pursuant to which, among other things, (i) the restrictions on transfers of New Rover Common Stock by the Sponsor and its affiliates would be expanded, (ii) the circumstances in which Private Placement Warrants are forfeited would be expanded and (iii) the Rover stockholders party to the Company Stockholder Support Agreement would not be required to comply with the “no-shop” obligations set forth in the Business Combination Agreement as if party thereto.

On February 4, 2021, Wilson Sonsini sent to Simpson Thacher revised drafts of the Business Combination Agreement, the Investor Rights Agreement, the Backstop Subscription Agreement, the Lock-Up Agreement and the Combined Company’s bylaws, pursuant to which, among other things, (i) the mechanics for the cash/stock election, calculation of the number of New Rover Common Shares payable to Rover stockholders pursuant to the earn-out and mechanics for allocating the purchase price and earn-out to the outstanding shares of Rover common stock and outstanding Rover options and warrants under the Business Combination Agreement were revised, (ii) the antitrust efforts standard applicable to Rover would be raised, (iii) the representations and warranties made by Rover and the interim covenants applicable to Rover were narrowed, (iv) the Sponsor’s affiliates would not be able to increase the backstop commitment under the Sponsor Backstop Agreement, (v) the circumstances in which the Sponsor has an ongoing director nomination right under the Investor Rights Agreement were narrowed, (vi) the restrictions on the use and disclosure of Rover confidential information by the Sponsor’s director nominee would be expanded, (vii) the exceptions to the transfer restrictions under the Lock-Up Agreement were revised and (viii) the waiver of the corporate opportunities doctrine in the Combined Company’s amended and restated certificate of incorporation and bylaws was removed.

On February 5, 2021, representatives of Caravel, representatives of Rover, representatives of Wilson Sonsini, and representatives of Simpson Thacher held a conference call to discuss the status of the Business Combination Agreement, Sponsor Support Agreement, Sponsor Backstop Agreement, Investor Rights Agreement, Lock-Up Agreement and the Combined Company’s amended and restated certificate of incorporation and bylaws. Later that day, representatives of Simpson Thacher and representatives of Wilson Sonsini held a telephonic meeting to negotiate open issues in such documents, including (i) mechanics for the cash/stock election in the Business Combination Agreement, (ii) calculation of the number of New Rover Common Shares payable to Rover stockholders pursuant to the earn-out in the Business Combination Agreement, (iii) mechanics for allocating the purchase price and earn-out to the outstanding shares of Rover common stock and the outstanding Rover options and warrants under the Business Combination Agreement, (iv) the antitrust efforts standard applicable to Caravel, (v) the representations and warranties made by Rover and the interim covenants applicable to Rover, (vi) limitation on the exercise of Private Placement Warrants and forfeiture of Caravel Class B Common Stock under certain circumstances, (vii) limitations on transfers of New Rover Common Stock by the Sponsor and its affiliates, (viii) the ability of the Sponsor’s affiliates to increase the backstop commitment under the Sponsor Backstop Agreement, (ix) the circumstances in which the Sponsor has an ongoing director nomination right under the Investor Rights Agreement, (x) restrictions on the use and disclosure of Rover confidential information by the Sponsor’s director nominee, (xi) exceptions to the transfer restrictions under the Lock-Up Agreement, (xii) the obligation of Rover stockholders party to the Company Stockholder Support Agreement to comply with certain of Rover’s “no-shop” obligations set forth in the Business Combination Agreement as if party thereto and (xiii) the inclusion of a waiver of the corporate opportunities doctrine in the Combined Company’s amended and restated certificate of incorporation and bylaws.

On February 6, 2021, Simpson Thacher sent to Wilson Sonsini revised drafts of the Business Combination Agreement, the Investor Rights Agreement, the Sponsor Support Agreement, the Company Stockholder Support Agreement, the Lock-Up Agreement, the Backstop Subscription Agreement and the Combined Company’s amended and restated certificate of incorporation and bylaws, which, among other things, reflected the parties’ mutually agreed clarifications and revisions to (i) the mechanics for the cash/stock election, including reducing the maximum cash payment amount to the extent necessary for the Business Combination to qualify for the tax treatment contemplated under the Business Combination Agreement, and the calculation of the number of New Rover Common Shares payable to Rover stockholders pursuant to the earn-out and mechanics for allocating the purchase price and earn-out to the outstanding shares of Rover common stock and outstanding Rover options and warrants under the Business Combination Agreement, including (a) those changes resulting from subtracting from the purchase price the unpaid transaction expenses as of Closing but adding the aggregate of all exercise prices for Rover options and warrants issued and outstanding immediately prior to the Effective Time and (b) linking the number of shares of Caravel Class A Common Stock under the earn-outs for Rover shareholders and the number of shares of Caravel Class A Common Stock exercisable under Rover options and warrants with the proportion of shares of Rover Stock issuable upon or subject to such options or warrants issued and outstanding as of Closing, (ii) the antitrust efforts standard applicable to Rover, (iii) the representations and warranties made by Rover and the interim covenants applicable to Rover, including the restrictions on Rover hiring or terminating executive level employees or materially amending any Rover benefit plan outside the ordinary course of business during the interim period, (iv) the Sponsor’s affiliates’ ability to increase the backstop commitment under the Sponsor Backstop Agreement, enabling the Sponsor’s affiliates to subscribe for such Caravel Class A Common Stock to increase the amount of Backstop Shares to be purchased (in their sole discretion) to the extent redemptions by Caravel’s stockholders exceeded the $50 million initial backstop commitment), (v) the circumstances in which the Sponsor has an ongoing director nomination right under the Investor Rights Agreement, specifying that if New Rover sells Backstop Shares with an aggregate price of $15 million, then so long as the Sponsor beneficially owns shares of New Rover Common Stock equal to or more than 25% of the sum of 6,875,000 and the number of Backstop Shares purchased by the Sponsor’s affiliate, New Rover will take all necessary action to nominate to the New Rover Board the director-nominee of the Sponsor, (vi) the scope of restrictions on the use and disclosure of Rover confidential information by the Sponsor’s director nominee and exceptions thereto, including permitting disclosures of the legal advice provided to New Rover to the extent it would not result in the loss of any attorney-client privilege, (vii) the exceptions to the transfer restrictions under the Lock-Up Agreement, including (a) permitting transfers to the Sponsor’s officers and directors and affiliates and family members thereof and (b) clarifying that if any holder is granted a release or waiver from any lock-up agreement in connection with Closing or of the restrictions set forth in the New Rover bylaws, then they would be released from such restrictions in the Lock-Up Agreement on the same terms, (viii) the restrictions on transfers of New Rover Common Stock by the Sponsor and its affiliates and exceptions thereto, including that each Sponsor Party would be permitted to transfer New Rover’s Common Stock and warrants (a) to New Rover’s or the Sponsor’s directors and officers, (b) to affiliates or family members of New Rover’s or the Sponsor’s directors and officers, (c) to equityholders of the Sponsor Parties or any related investment funds or vehicles controlled or managed by such persons or their respective affiliates (except for transfers to limited partners of those related investment funds), and (d) to the partners, members or equityholders of the Sponsor Parties by virtue of the Sponsor’s limited liability agreement, (x) certain circumstances in which Caravel Class B Common Stock are forfeited, specifying that such certain forfeiture would be triggered if, at Closing, the unpaid Caravel expenses exceed the sum of certain cash held by Caravel outside the Trust Account, the interest earned on the cash held in the Trust Account and $20,000,000, and that, before such forfeiture is applied, the Sponsor and Sponsor Parties would be permitted to pay such excess expenses, and (xi) the requirement of Rover stockholders party to the Company Stockholder Support Agreement to comply with certain of Rover’s “no-shop” obligations set forth in the Business Combination Agreement as if party thereto.

From February 7 through February 10, 2021, representatives of Caravel and Rover and their respective legal advisors finalized the terms of the Business Combination Agreement, the Investor Rights Agreement, the Sponsor Support Agreement, the Company Stockholder Support Agreement, the Lock-Up Agreement, the Backstop Subscription Agreement and the Combined Company’s amended and restated certificate of incorporation and bylaws, including through telephonic conferences. For more information on the terms of the definitive transaction documents agreed by Caravel and Rover, see “The Business Combination Agreement” and “Certain Agreements Related to the Business Combination.”

During the course of the three week negotiation process, (1) representatives of Caravel regularly updated members of the Caravel Board on the status of such search process, certain of whom were regular participants in the ongoing meetings and discussions with representatives of several potential target opportunities and (2) representatives of Caravel and Simpson Thacher continued to engage in a due diligence review of Rover.

On January 31, 2021, representatives of Caravel circulated to the Caravel Board an updated investor presentation, which included an overview of Rover’s business and a summary of the transaction and public comparable companies. Representatives of Caravel updated the Caravel Board that they aimed to sign and announce the transaction during the week of February 8, 2021, with a board meeting to be held early that week.

From February 7, 2021 through February 10, 2021, counsel to certain of the potential investors in the PIPE financing provided Caravel with comments and revisions to the draft subscription agreement for the PIPE financing.

On February 10, 2021, the Caravel Board held a telephonic meeting with members of management and representatives of Simpson Thacher in attendance. At the meeting, a representative of Simpson Thacher gave a presentation to the Caravel Board on the directors’ fiduciary duties. The senior management of Caravel provided an overview of the proposed Business Combination and Rover and updated the Caravel Board regarding the final negotiations of the terms of the proposed Business Combination. In addition, Messrs. Van Buren and Gray provided the Caravel Board a summary of the financial performance, financial projections, valuation, comparable companies and anticipated trading scenarios and considerations for the Combined Company in connection with the Business Combination. The Caravel Board discussed and reviewed the proposed Business Combination, including the terms and conditions of the Business Combination Agreement and the related agreements (copies of all of which were provided to all of the members of the Caravel Board in advance of the meeting), the potential benefits of, and risks relating to, the proposed Business Combination and the reasons for entering into the Business Combination Agreement, including the factors discussed in the “—Recommendation of the Caravel Board and Reasons for the Business Combination” section of this proxy statement/prospectus/information statement. In addition, representatives of Simpson Thacher discussed with the Caravel Board the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed Business Combination. At such meeting, the Caravel Board voted to unanimously approve the proposed Business Combination and related transactions.

On February 10, 2021, the Caravel Board held a telephonic meeting with members of management and representatives of Simpson Thacher in attendance. At the meeting, a representative of Simpson Thacher gave a presentation to the Caravel Board on the directors’ fiduciary duties. The senior management of Caravel provided an overview of the proposed Business Combination and Rover and updated the Caravel Board regarding the final negotiations of the terms of the proposed Business Combination. In addition, Messrs. Van Buren and Gray provided the Caravel Board a summary of the financial performance, financial projections, valuation and comparable companies benchmarking analysis based on operating metrics and financial multiples and other relevant considerations for the Combined Company in connection with the Business Combination. The Caravel Board discussed and reviewed the proposed Business Combination, including the terms and conditions of the Business Combination Agreement and the related agreements (copies of all of which were provided to all of the members of the Caravel Board in advance of the meeting), the potential benefits of, and risks relating to, the proposed Business Combination and the reasons for entering into the Business Combination Agreement, including the factors discussed in the “—Recommendation of the Caravel Board and Reasons for the Business Combination” section of this proxy statement/prospectus/information statement. In addition, representatives of Simpson Thacher discussed with the Caravel Board the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed Business Combination. At such meeting, the Caravel Board voted to unanimously approve the proposed Business Combination and related transactions.

Also on February 10, 2021, the Rover Board unanimously resolved that the proposed Business Combination with Caravel and related transactions are advisable for, fair to, and in the best interests of Rover and its stockholders, and unanimously approved the proposed Business Combination agreement and related transactions and recommended that Rover stockholders adopt and approve the Business Combination Agreement and approve the Business Combination and the related transactions. In reaching its determination, the Rover Board considered a number of factors, including (1) Rover’s business, financial condition, results of operations, assets, management, competitive position, operating performance, prospects, business plan and forecasts, as well as market and industry conditions generally, (2) Rover’s capital raising, growth and stockholder liquidity objectives, (3) other strategic alternatives available to Rover, including the results of Rover’s process to solicit process to solicit interest with respect to a strategic transaction involving Rover, (4) the value and nature of the consideration to be received in the business by Rover stockholders, including the financial and other terms of the Business Combination Agreement and the Rover stockholders’ opportunity to participate in stockholders’ opportunity to participate in Rover’s future growth and value creation following the Business Combination, (5) the other terms and conditions of the Business Combination Agreement and related transactions, (6) the Rover directors’ fiduciary duties directors’ in connection with the proposed Business Combination and other relevant Delaware law matters, (7) interests of Rover’s directors and executive officers in the proposed Business Combination, (8) various risks and uncertainties related to the Business Combination, including execution risk, restrictions on the operations of Rover’s business and its ability to solicit or pursue certain alternative transactions under the Business Combination Agreement, costs and challenges associated with the Business Combination and the operations of the Combined Company and the other risks described in the section titled “Risk Factors.”

Later on February 10, 2021, the Business Combination Agreement, PIPE Subscription Agreements and related agreements were executed by Caravel and Rover and the other parties thereto.

On February 11, 2021, Caravel and Rover mutually announced the Business Combination to the public in a joint press release, which was filed by Caravel with a Current Report on Form 8-K along with an investor presentation prepared by members of Caravel’s and Rover’s management teams and used in connection with meetings with existing Caravel stockholders and other persons regarding Rover and the Business Combination.

The parties have continued and expect to continue regular discussions regarding the timing to consummate the proposed Business Combination.

Recommendation of the Caravel Board and Reasons for the Business Combination

The Caravel Board, in evaluating the Business Combination, reviewed a number of materials, including the investor presentation and analyses therein, the transaction documentation, and certain due diligence summary materials prepared by Caravel’s management, and consulted with Caravel’s management and legal advisors. In reaching its unanimous resolution (i) that the Business Combination Agreement and the transactions contemplated thereby are advisable and in the best interests of Caravel and its stockholders and (ii) to recommend that Caravel Public Stockholders adopt the Business Combination Agreement and approve the Business Combination and the transactions contemplated thereby, the Caravel Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger, the Caravel Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Caravel Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Caravel’s reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Special Note Regarding Forward-Looking Statements”.

In approving the Merger, the Caravel Board determined not to obtain a fairness opinion. The officers and directors of Caravel have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the Merger. In addition, Caravel’s officers and directors and Caravel’s advisors have substantial experience with mergers and acquisitions across a variety of different industries.

In evaluating the Merger, the Caravel Board considered the criteria and guidelines to evaluate prospective business opportunities set by the Caravel management team in the Caravel IPO prospectus:

•	Focus on investments in industry segments that we believe demonstrate attractive long-term growth prospects and reasonable overall size or potential
•	Attractive business with high operating leverage and improving unit economics
•	Strong management team
•	Opportunity for operational improvements
•	Differentiated products or services
•	Compelling growth prospects
•	Minimal technology risk
•	Appropriate valuations
•

Potential to capitalize on meaningful growth opportunities if and when COVID-19 pandemic related restrictions may be lifted by applicable governmental authorities and municipalities in the locations where Rover operates.

The Caravel Board determined that Rover meets all the above criteria following a presentation from Caravel’s management team which noted, among other things, that:

•	Caravel’s management team found the lifetime value/customer acquisition cost ratios to be very attractive for a consumer marketplace business;
•	Rover’s customer retention cohorts are healthy and, as the business scales, Rover will benefit from significant operating leverage with steady-state EBITDA margins estimated to exceed 30%;
•	The Rover management team continues to drive improvements within the technology and the platform to enhance the customer experience;
•

Rover’s service and product is best-in-class, with 97% of reviews being 5 stars, and consumer surveys and reviews indicate that Rover customers have high confidence that their pets are receiving excellent, personalized care;

•	Rover will benefit from the increase in pet ownership during the COVID-19 pandemic, as well as the recovery in travel when COVID-19 pandemic related restrictions are lifted;
•	Rover’s future growth prospects are attractive as the business continues to unlock market share in a large pet service TAM;
•	Rover’s technology and product have been in the market for years and the technology is proven and the product/market fit has been validated; and

•	Rover is priced at a significant discount to other best-in-class transactional consumer marketplace businesses.

The Caravel Board also considered a number of other factors pertaining to the Merger as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•	Due Diligence. Due diligence examinations of Rover and discussions with Rover’s management and Caravel’s management team and legal advisors concerning Caravel’s due diligence examination of Rover;
•

Financial Condition. The Caravel Board also considered factors such as Rover’s historical financial results, outlook, financial plan and debt structure, as well as valuations and trading of publicly traded companies in similar and adjacent sectors;

•

Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions are reasonable and were the product of arm’s-length negotiations between Caravel and Rover;

•

Earnout. The fact that Rover existing stockholders have agreed to subject part of the Merger consideration to share price contingencies, better aligning their interest with those of Caravel Public Stockholders and the Subscribers;

•

Lock-Up. The Rover founders and senior management of Rover have agreed to be subject to a six-month lock-up in respect of their New Rover Common Stock subject to early release upon achievement of a specified price target for New Rover Common Stock (see “Certain Agreements Related to the Business Combination—Lock-up Agreement” and “Description of New Rover’s Securities”); and

•

Other Alternatives. The Caravel Board believes, after a thorough review of other business combination opportunities reasonably available to Caravel, that the proposed Merger represents the best potential business combination for Caravel and the most attractive opportunity for Caravel’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the Caravel Board believes that such process has not presented a better alternative.

The Caravel Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Merger, including, but not limited to, the following:

•	COVID-19 Risks. Uncertainty about Rover’s existing business challenges during the current COVID-19 pandemic;
•	Recent Financial Results of Rover. The significantly reduced financial results of Rover since the beginning of the COVID-19 pandemic;
•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on New Rover’s revenues;
•

Redemption Risk. The potential that a significant number of Caravel Public Stockholders elect to redeem their shares prior to the consummation of the Merger and pursuant to Caravel’s existing charter, which would potentially make the Merger more difficult or impossible to complete;

•	Stockholder Vote. The risk that Caravel Public Stockholders may fail to provide the respective votes necessary to effect the Merger;
•	Closing Conditions. The fact that the completion of the Merger is conditioned on the satisfaction of certain closing conditions that are not within Caravel’s control;
•	Litigation. The possibility of litigation challenging the Merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Merger;

•

Listing Risks. The challenges associated with preparing Rover, a private entity, for the applicable disclosure and listing requirements to which New Rover will be subject as a publicly traded company on Nasdaq;

•	Benefits May Not Be Achieved. The risks that the potential benefits of the Merger may not be fully achieved or may not be achieved within the expected timeframe;
•	Liquidation of Caravel. The risks and costs to Caravel if the Merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities;
•	Costs Savings and Growth Initiatives May Not be Achieved. The risk that the cost savings and growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;
•	No Third-Party Valuation. The risk that Caravel did not obtain a third-party valuation or fairness opinion in connection with the Merger;
•	Caravel Public Stockholders Receiving a Minority Position in Rover. The risk that Caravel Public Stockholders will hold a minority position in Rover; and
•	Fees and Expenses. The fees and expenses associated with completing the Merger.

In addition to considering the factors described above, the Caravel Board also considered other factors including, without limitation:

•	Interests of Certain Persons. Some officers and directors of Caravel may have interests in the Merger (see “—Interests of Caravel’s Directors and Officers in the Merger”); and
•

Other Risk Factors. Various other risk factors associated with the business of Rover, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus/information statement.

The Caravel Board concluded that the potential benefits that it expected Caravel and its stockholders to achieve as a result of the Merger outweighed the potentially negative and other factors associated with the Merger. The Caravel Board also noted that Caravel Public Stockholders would have a substantial economic interest in New Rover (depending on the level of Caravel Public Stockholders that sought redemption of their Public Shares into cash). Accordingly, the Caravel Board unanimously determined that the Merger and the transactions contemplated by the Business Combination Agreement were advisable and in the best interests of Caravel and its stockholders.

Financial Statements

Caravel management’s review of the Business Combination included a detailed review of the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows, and stockholders’ equity of Rover for the years ended December 31, 2019 and December 31, 2018, together with the auditor’s reports thereon and an unaudited condensed consolidated balance sheet and statements of operations and comprehensive loss, cash flows and stockholders’ equity of the Company and its subsidiaries as of and for the nine-month period ended September 30, 2020. Caravel reviewed the financial statements to assess the quality of the business operations, health and stability of the business on a historical and current basis, and to assess both current and long term assets and liabilities of the business. Furthermore, Caravel utilized the financial statements to perform a series of financial diagnostics, including benchmarking costs to similar consumer marketplace businesses (such businesses identified in “Proposal No. 1—The Business Combination Proposal—Comparable Company Analysis”), analyses of revenue composition and growth, and analyses of historical take rate trends. The Caravel team found that the financial diagnostics and comparable company analyses demonstrated the differentiated nature of Rover’s economic model, scalability of the unit economics, and pointed to a strong core value proposition. Rover’s growth and margin profile proved to be in line with other consumer marketplace businesses. Moreover, information in the audited financial statements were key inputs utilized in Caravel’s financial models and the financial data generated by these models were used to run trading scenarios for Rover’s business. In particular, the Caravel team focused on achievability of 2021 and 2022 revenue assumptions, along with long term structural EBITDA margins. The sensitivity and financial analyses conducted by Caravel’s team ultimately supported the agreed upon transaction enterprise value.

Comparable Company Analysis

Caravel management’s review of the Business Combination included a comparable company analysis to assess the value that the public markets would likely ascribe to Caravel following a business combination with Rover and this analysis was shown to the Caravel Board. The comparable company analysis was prepared by Rover’s management. The relative valuation analysis was based on selected publicly-traded companies that (1) are undisputed leaders in their business sector, (2) operate differentiated consumer marketplaces with “take-rate” business models, (3) have proprietary data assets and algorithms and (4) are characterized by reinforcing network effects where more bookings and data resulted in better matches for consumers. The comparable companies were selected by Rover as publicly traded companies having common characteristics with Rover’s business model and the sectors in which it operates (but, for the avoidance of doubt, each of the selected companies is not necessarily a direct competitor of Rover). The comparable companies included in the analysis consisted of Airbnb, Inc., Chewy, Inc., Etsy, Inc., Fiverr International Ltd. and Match Group, Inc. While these companies may share certain characteristics that are similar to those of Rover, the Caravel Board did not consider any of these companies to be identical in nature to Rover.

Using publicly available information, information from paid subscription services that provide, among other things, broker consensus estimates for relevant metrics, and information provided by Rover’s management, Caravel management reviewed with the Caravel Board, among other things, with respect to Rover and each such selected comparable company: (i) estimated compound annual growth rate of revenue for calendar years 2019 through 2022, (ii) estimated margin of earnings before interest expense, interest income, income tax provision, depreciation, amortization of intangible assets, non-income taxes, stock-based compensation expense, and one-time non-recurring items, which we refer to as Adjusted EBITDA, for calendar year 2022, (iii) estimated long term Adjusted EBITDA margin goal for the business at scale (“Steady State Adjusted EBITDA”), (iv) aggregate value (the equity value of the company prior to cash proceeds from the transaction) as a multiple of estimated revenue for calendar year 2022 and (v) aggregate value as a multiple of Steady State Adjusted EBITDA, for calendar year 2022. The applicable metrics for Rover and the selected comparable companies are summarized in the table below:

Selected Company	Revenue CAGR CY19’-22’	Adjusted EBITDA Margin CY2022E	SS Adjusted EBITDA Margin	Aggregate Value / Revenue CY2022E	Aggregate Value / SS Adjusted EBITDA CY 2022E
Rover	28%	17%	30%	6.7	22.3
Airbnb, Inc.	8%	10%	31%	18.7	60.3
Chewy, Inc.	29%	3%	11%	4.2	40
Etsy, Inc.	38%	30%	33%	13.3	40.3
Fiverr International Ltd.	48%	16%	25%	26.5	>100.0
Match Group, Inc.	16%	41%	41%	14.2	34.6

The results of this analysis (as described above) supported the Caravel Board’s determination, based on a number of factors, that the aggregate value for Rover pursuant to the Business Combination was fair to and in the best interests of Caravel and its stockholders. The projected information above includes Adjusted EBITDA which is a non-GAAP financial measure. Due to the forward-looking nature of this projected information, specific quantifications of the amounts that would be required to reconcile such projected information to GAAP measures are not available and Caravel’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures may not be comparable to similarly titled amounts used by other companies.

The projected information included above related to Rover has been prepared by, and is the responsibility of, Rover’s management. PricewaterhouseCoopers LLP, Rover’s independent registered public accounting firm, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus/information statement relates to Rover’s previously issued financial statements. It does not extend to the projected financial information and should not be read to do so.

Interests of Caravel’s Directors and Officers in the Merger

In considering the unanimous recommendation of the Caravel Board with respect to adopting the Business Combination Agreement and approving the Merger and the other transactions contemplated by the Business Combination Agreement, Caravel Public Stockholders should keep in mind that certain members of the Caravel Board and executive officers of Caravel have interests in such proposals that are different from, or in addition to, those of Caravel’s stockholders generally. In particular:

•

If the Merger or another business combination is not consummated by December 11, 2022 (or later, as such term may be extended in accordance with the organizational documents of Caravel), Caravel will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Caravel Board, dissolving and liquidating. In such event, the 6,775,000 Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Caravel IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $67,614,500 based upon the closing price of $9.98 per share on Nasdaq on July 8, 2021, the Caravel Record Date.

The Sponsor purchased an aggregate of 5,166,667 Private Placement Warrants from Caravel for an aggregate purchase price of $7,750,001 (or $1.50 per Private Placement Warrant). The purchase of the Private Placement Warrants took place on a private placement basis simultaneously with the consummation of the Caravel IPO and the underwriters’ election to partially exercise their option to purchase additional Caravel Units. A portion of the proceeds Caravel received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of 13,640,001 based upon the closing price of $2.64 per warrant on Nasdaq on July 8, 2021, the Caravel Record Date. The Private Placement Warrants will become worthless if Caravel does not consummate a business combination by December 11, 2022 (or later, as such term may be extended in accordance with the organizational documents of Caravel).

•

In addition, if an aggregate of at least $15 million Backstop Shares are purchased and for so long as the Sponsor holds not less than 25% of the sum of (i) 6,875,000 and (ii) the number of Backstop Shares purchased by Sponsor Parties, the Sponsor will have the right to nominate one director  to the New Rover Board, and (ii) the Sponsor is a party to the Investors Rights Agreement, pursuant to which New Rover will provide the Sponsor certain “demand” registration rights as described in “Certain Agreements Related to the Business Combination—Investors Rights Agreement”, which description is incorporated herein by reference.

•	Mr. Clammer will be a member of the New Rover Board after the closing of the Merger but will not receive any cash or equity compensation that is paid or payable to the other directors.
•

If Caravel is unable to complete a business combination within the required time period, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Caravel for services rendered or contracted for or products sold to Caravel. If Caravel consummates a business combination, on the other hand, New Rover will be liable for all such claims.

Interests of Rover’s Directors and Officers in the Business Combination

Stockholders should keep in mind that certain members of the Rover Board and executive officers of Rover have interests in the Merger that are different from, or in addition to, those of Rover’s stockholders. The Rover Board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Merger and in recommending to Rover stockholders that they vote to approve the Merger. These interests include, among other things:

•

Certain members of the Rover Board and executive officers of Rover are expected to become directors and/or executive officers of New Rover upon the consummation of the Business Combination. Specifically, the following individuals who are currently executive officers of Rover are expected to become executive officers of New Rover upon the consummation of the Business Combination, serving in the offices set forth opposite their names below.

Name	Position
Aaron Easterly	Chief Executive Officer and Chairman
Tracy Knox	Chief Financial Officer
Brent Turner	Chief Operating Officer

In addition, the following individuals who are currently members of the Rover Board are expected to become directors of New Rover upon the consummation of the Business Combination: Aaron Easterly, Susan Athey, Venky Ganesan, Greg Gottesman, Scott Jacobson, Megan Siegler and Kristina Leslie. See “Management of New Rover After the Business Combination.”

•

Rover is party to employment agreements with Rover’s executive officers that, among other things, provide for certain severance and change of control benefits. See “Rover’s Executive Compensation” and “Management of New Rover After the Business Combination.”

•

On February 10, 2021, the Rover Board approved an amendment to the stock option granted to Aaron Easterly on July 19, 2012 to purchase 1,765,120 shares of Rover Common Stock to permit Mr. Easterly to satisfy the exercise price and applicable tax withholding obligations by net exercise of the option.

•

Each of Rover stockholders party to the Rover Holders Support Agreement have agreed not to elect to receive any merger consideration payable in the Business Combination in the form of cash. Certain members of the Rover Board are affiliates of certain Rover stockholders party to the Rover Holders Support Agreement.

•

The executive officers of Rover have agreed not to elect to receive merger consideration payable in the Business Combination in the form of cash with respect to more than 14% of the total amount of shares of Rover common stock and Rover preferred stock (including shares issuable with respect to vested Rover options) that they each hold.

•

Rover is currently party to indemnification agreements with members of the Rover Board and executive officers of Rover. New Rover intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Proposed Certificate of Incorporation and the Proposed Bylaws. See “Certain Rover Relationships and Related Person Transactions.”

•

Members of the Rover Board and the executive officers of Rover beneficially own, directly or indirectly, shares of Rover common stock and/or preferred stock, and will be entitled to receive the Merger consideration contemplated by the Merger Agreement upon the consummation of the proposed Business Combination. See “Beneficial Ownership of Securities.”

In addition, certain members of the Rover Board and executive officers of Rover beneficially own options to purchase shares of Rover Common Stock, which options will be assumed by New Rover upon consummation of the Business Combination. The treatment of such equity awards in connection with the Business Combination is described in the section entitled “The Business Combination Agreement—Consideration,” which description is incorporated by reference herein. See “Beneficial Ownership of Securities,” “Rover’s Executive Compensation” and “Management of New Rover After the Business Combination.”

The ownership of equity by Rover’s executive officers and non-employee directors as of June 30, 2021 is set forth in the table below.

Name	Stock	Vested Stock Options	Unvested Stock Options
Named Executive Officers
Aaron Easterly	1,617,564	5,127,443	1,329,053
Tracy Knox	-	885,367	379,432
Brent Turner	300,000	1,852,245	430,548

Non-Employee Directors
Greg Gottesman (1)	48,030	-	-
Susan Athey	-	231,410	-
Megan Siegler (2)	-	-	-
Venky Ganesan (3)	14,780,439	-	-
Scott Jacobson (4)	23,139,568	-	-
Kristina Leslie	-	-	-

(1)

Consists of 48,030 shares of Rover Common Stock held of record by Mr. Gottesman. Mr. Gottesman is also a minority investor and former general partner in funds affiliated with Madrona Ventures which beneficially own 23,139,568 shares of Rover Common Stock. Mr. Gottesman does not have voting or dispositive control over such funds.

(2)

Ms. Siegler is a minority investor in entities affiliated with Spark Capital Growth Fund, L.P., which beneficially own 5,191,897 shares of Rover Common Stock. Ms. Siegler does not have voting or dispositive control over such funds.

(3)

Consists of (a) 9,603,987 shares of Rover Common Stock, which are held of record by Menlo Ventures XI, LP, (b) 4,726,115 shares of Rover Common Stock, which are held of record by Menlo Special Opportunity Fund, L.P., (c) 373,489 shares of Rover Common Stock, which are held of record by MMEF XI, LP and (d) 76,848 shares of Rover Common Stock, which are held of record by MMSOP, L.P.

(4)

Consists of (a) 22,565,388 shares of Rover Common Stock, which are held of record by Madrona Venture Fund IV, LP and (b) 574,180 shares of Rover Common Stock, which are held of record by Madrona Venture Fund IV-A, LP.

Permitted Purchases of Caravel’s Securities

The Sponsor and Caravel’s directors, officers and advisors and their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Merger. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares in such transactions. They will not make any such purchases when they are in possession of any material non-public information not disclosed to Rover or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor or Caravel’s directors, officers and advisors or their respective affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their Redemption Rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Caravel does not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The purpose of such purchases would be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or (ii) to satisfy a closing condition that requires Caravel to have a minimum net worth at the closing of the Merger, where it appears that such requirement would otherwise not be met. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Caravel Common Stock may be reduced and the number of beneficial holders of Caravel securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on Nasdaq.

The Sponsor, Caravel’s directors, officers, advisors and/or their respective affiliates anticipate that they may identify the stockholders with whom to pursue privately negotiated purchases by either the stockholders contacting the Sponsor or Caravel directly or by Caravel’s receipt of redemption requests submitted by stockholders following the mailing of this proxy statement/prospectus/information statement. To the extent that the Sponsor or Caravel’s directors, officers, advisors or their respective affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination. The Sponsor and Caravel’s directors, officers, advisors or their respective affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by the Sponsor or Caravel’s directors, officers, advisors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser.

Directors, officers, advisors and/or their respective affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Regulatory Approvals Required for the Merger

The completion of the Merger is subject to expiration or early termination of the waiting period under the HSR Act. Each of Caravel and Rover agreed to use its reasonable best efforts to obtain all required regulatory approvals and to request early termination of any waiting period under the HSR Act. Caravel and Rover each filed the appropriate notices and applications to obtain the necessary regulatory approvals.

HSR Act

Under the HSR Act and related rules, the Merger and related transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and all statutory waiting period requirements have been satisfied. Caravel and Rover each filed Notification and Report Forms with the Antitrust Division and the FTC.

At any time before or after the completion of the Merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the Merger, to rescind the Merger or to clear the Merger subject to the divestiture of assets of Caravel or Rover or subject the Merger and related transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the Merger and related transactions or permitting completion subject to the divestiture of assets of Caravel or Rover or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the Merger and related transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

Listing of New Rover Common Stock

Approval of the listing on Nasdaq of the New Rover Common Stock to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.

Expected Accounting Treatment of the Merger

The Merger is expected to be accounted for as a reverse recapitalization under GAAP. Under this method of accounting, Caravel will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Rover stockholders comprising a relative majority of the voting power of New Rover and having the ability to nominate a majority of the members of the New Rover Board, Rover’s operations prior to the acquisition comprising the only ongoing operations of New Rover, and Rover’s senior management comprising a majority of the senior management of New Rover. Accordingly, for accounting purposes, the financial statements of New Rover will represent a continuation of the financial statements of Rover with the Business Combination being treated as the equivalent of Rover issuing stock for the net assets of Caravel, accompanied by a recapitalization. The net assets of Caravel will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be presented as those of Rover in future reports of New Rover.

Vote Required

The approval of the Business Combination Proposal will require the affirmative vote of a majority of the votes cast by holders of Caravel’s outstanding shares of Caravel Class A Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Accordingly, if a valid quorum is established, a Caravel Public Stockholder’s failure to vote by proxy or to vote at the Special Meeting and Broker Non-Votes with regard to the Business Combination proposal will have no effect on such proposal.  Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the Business Combination proposal.

The Merger is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to Caravel Public Stockholders for a vote.

Recommendation of the Caravel Board

THE CARAVEL BOARD UNANIMOUSLY RECOMMENDS THAT THE CARAVEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE BUSINESS COMBINATION AGREEMENT

This subsection of the proxy statement/prospectus/information statement describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure letters (the “Disclosure Letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus/information statement. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus/information statement as characterizations of the actual state of facts about Caravel, Rover or any other matter.

Structure of the Business Combination

On February 10, 2021, Caravel entered into the Business Combination Agreement with Merger Sub and Rover, pursuant to which, among other things, (i) Merger Sub will merge with and into Rover, the separate corporate existence of Merger Sub will cease and Rover will continue as the surviving corporation in the Merger and a wholly-owned subsidiary of Caravel and (ii) Caravel will change its name to “Rover Group, Inc.”

Consideration

Closing Consideration

At the Effective Time, among other things, each outstanding share of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time, which will be converted into, at the election of the holder thereof, the right to receive an amount of cash or shares of New Rover Common Stock based on the pro rata portion applicable to such share of Rover common stock or Rover preferred stock, as applicable, of an aggregate purchase price equal to $1.350 billion, as adjusted by (i) Rover’s cash, indebtedness, and accrued tax liabilities as of immediately prior to the Effective Time, (ii) the unpaid transaction expenses of Rover and Caravel as of immediately prior to the Effective Time, and (iii) the aggregate exercise price of Rover Options and Rover Warrants outstanding as of immediately prior to the Effective Time (the “Base Purchase Price”). The pro rata portion of the Base Purchase Price applicable to each share of Rover common stock or Rover preferred stock, as applicable, will consist of an amount of cash or a number of shares of New Rover Common Stock, in each case with a value equal to the Base Purchase Price divided by the aggregate fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time, including shares issuable with respect to Rover Options and Rover Warrants outstanding as of immediately prior to the Effective Time, whether or not vested or exercisable at the time, in each case calculated on an as-converted to common stock basis (the “Per Share Value”).

Holders of shares of Rover common stock and Rover preferred stock entitled to receive consideration in connection with the Closing (as defined below) will be entitled to make an election to receive the Per Share Value with respect to each such share in the form of either (i) cash in the amount of the Per Share Value or (ii) or a number shares of New Rover Common Stock equal to the Per Share Value divided by $10.00 (as adjusted for stock splits and similar changes or transactions with respect to the New Rover Common Stock).

Notwithstanding the foregoing, the aggregate cash consideration payable in connection with the Closing (the “Maximum Cash Payment Amount”) will not exceed (a) the lesser of (1) the aggregate amount of cash that would be payable in satisfaction of each share of Rover common stock and Rover preferred stock for which a cash election was made (the “Aggregate Cash Election Amount”) and (2) the amount of aggregate cash consideration that would result in New Rover holding $250,000,000 of cash as of immediately after the Effective Time after giving effect to the payment of such cash consideration and payment of unpaid transaction expenses of Rover and Caravel as of immediately prior to the Effective Time. The Maximum Cash Payment Amount will also be reduced so that the aggregate cash consideration payable in connection with the Closing does not exceed 19.9% of the value of the aggregate consideration payable to Rover stockholders in connection with the Closing. In the event that the Aggregate Cash Election Amount exceeds the aggregate amount of the cash consideration payable in connection with the Closing, the Maximum Cash Payment Amount will be allocated among the holders of Rover common stock and Rover preferred stock that have made elections to receive cash consideration pursuant to procedures set forth in the Business Combination Agreement, and such holders will be deemed to have made elections to receive stock considerations with respect to any shares of Rover common stock and Rover preferred stock with respect to which they do not receive cash consideration.

An additional 5,000,000 shares of New Rover Common Stock will be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors (collectively, the “PIPE Investors”), for a total aggregate purchase price of up to $50,000,000 (the “PIPE Investment”).

Earn Out

An additional number of shares of New Rover Common Stock may be issuable to holders of Rover common stock and Rover preferred stock outstanding as of immediately prior to the Effective Time, pro rata based on the number of shares of Rover common stock and Rover preferred stock held by each such holder as of immediately prior to the Effective Time, as follows: (i) a number shares of New Rover Common Stock equal to the Triggering Event I Earn Out Shares (as defined below) will be issuable upon such time as the volume weighted average price of New Rover Common Stock is, at any time during the Earn Out Period (as defined below), greater than or equal to $12.00 over any twenty trading days within any thirty trading day period (a “Triggering Event I”), (ii) a number shares of New Rover Common Stock equal to the Triggering Event II Earn Out Shares (as defined below) will be issuable upon such time as the volume weighted average price of New Rover Common Stock is, at any time during the Earn Out Period, greater than or equal to $14.00 over any twenty trading days within any thirty trading day period (a “Triggering Event II”) and (iii) a number shares of New Rover Common Stock equal to the Triggering Event III Earn Out Shares (as defined below) will be issuable upon a Triggering Event III (the “Earn Out”). In the event of a post-Closing change of control transaction involving New Rover, any amount of the Earn Out not previously issued will be issued and will be entitled to participate in the change of control transaction. The pro rata portion of the Earn Out applicable to each share of Rover common stock or Rover preferred stock, as applicable, will consist of shares of New Rover Common Stock constituting the Earn Out, if and when issued, divided by the aggregate fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time, including shares issuable with respect to Rover Warrants (but not Rover Options) outstanding as of immediately prior to the Effective Time, in each case calculated on an as-converted to common stock basis.

For purposes hereof, (i) “Earn Out Period” means a period of seven (7) years from the Closing Date, (ii) “Triggering Event I Earn Out Shares” means a number of shares of New Rover Common Stock equal to the quotient of (a) 10,000,000 shares of (as adjusted for stock splits and similar changes or transactions with respect to the New Rover Common Stock) divided by (b) the quotient of (1) the sum of (A) the fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of, Rover Options and Rover Warrants), calculated on an as-converted to common stock basis, minus (B) the number of shares of Rover common stock issuable upon the exercise of Rover Options outstanding as of immediately prior to the Effective Time, plus (C) the product of (I) the number of shares of Rover common stock issuable upon exercise of Rover Options outstanding as of immediately prior to the Effective Time, multiplied by (II) 0.01, divided by (2) the fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of, Rover Options and Rover Warrants), calculated on an as-converted to common stock basis, (iii) “Triggering Event II Earn Out Shares” means a number of shares of New Rover Common Stock equal to the quotient of (a) 10,000,000 shares of (as adjusted for stock splits and similar changes or transactions with respect to the New Rover Common Stock) divided by (b) the quotient of (1) the sum of (A) the fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of, Rover Options and Rover Warrants), calculated on an as-converted to common stock basis, minus (B) the number of shares of Rover common stock issuable upon the exercise of Rover Options outstanding as of immediately prior to the Effective Time, plus (C) the product of (I) the number of shares of Rover common stock issuable upon exercise of Rover Options outstanding as of immediately prior to the Effective Time, multiplied by (II) 0.01, divided by (1) the fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of, Rover Options and Rover Warrants), calculated on an as-converted to common stock basis, and (iv) “Triggering Event III Earn Out Shares” means a number of shares of New Rover Common Stock equal to the quotient of (a) 2,500,000 shares of (as adjusted for stock splits and similar changes or transactions with respect to the New Rover Common Stock) divided by (b) the quotient of (1) the sum of (A) the fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of, Rover Options and Rover Warrants), calculated on an as-converted to common stock basis, minus (B) the number of shares of Rover common stock issuable upon the exercise of Rover Options outstanding as of immediately prior to the Effective Time, plus (C) the product of (I) the number of shares of Rover common stock issuable upon exercise of Rover Options outstanding as of immediately prior to the Effective Time, multiplied by (II) 0.01, divided by (1) the fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of, Rover

Options and Rover Warrants), calculated on an as-converted to common stock basis.

Treatment of Rover Options and Warrants

At the Effective Time, among other things, all (i) options to purchase shares of Rover common stock (“Rover Options”), and (ii) warrants exercisable for shares of Rover common stock (“Rover Warrants”) outstanding as of immediately prior to the Business Combination (together, the “Rover Derivative Securities”) will be converted into (a) options to purchase shares of New Rover Common Stock (“New Rover Options”), and (b) warrants exercisable for New Rover Common Stock (“New Rover Warrants”), respectively.

Subject to the terms of the Business Combination Agreement, each New Rover Option will relate to the number of whole shares of New Rover Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Rover common stock subject to the applicable Rover Option or Rover Warrant multiplied by (ii) the Option Exchange Ratio. The exercise price for each New Rover Option will equal (a) the exercise price of the applicable Rover Option or Rover Warrant divided by (b) the Option/Warrant Exchange Ratio. For purposes hereof, “Option Exchange Ratio” means the sum of (A) the quotient of (1) the Per Share Value divided by (2) $10.00 plus (B) the product of (1) the quotient of (x) 22,500,000, divided by (y) the fully diluted number of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of, Rover Options and Rover Warrants), calculated on an as-converted to common stock basis, multiplied by (2) 0.99.

Subject to the terms of the Business Combination Agreement, each New Rover Warrant will relate to the number of whole shares of New Rover Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Rover common stock subject to the applicable Rover Option or Rover Warrant multiplied by (ii) the sum of (a) the quotient of (1) the Per Share Value, divided by (2) $10.00, plus (b) the amount of the Earn Out payable in respect of one share of Rover common stock outstanding as of immediately prior to the Effective Time (which portion of the Earn Out shall be issuable on account of such Rover Warrant at the same time, and on the same terms and subject to the conditions, as the Earn Out issuable to the holders of shares of Rover common stock and Rover preferred stock as of immediately prior to the Effective Time). The exercise price for each New Rover Warrant will equal (i) the exercise price of the applicable Rover Option or Rover Warrant divided by (ii) the quotient of (a) the Per Share Value, divided by (b) $10.00.

Prior to the Closing, (i) Rover shall take all necessary actions to effect the treatment of the Rover Options contemplated by the Business Combination Agreement pursuant to Rover’s 2011 Equity Incentive Plan and Rover’s DogVacay Amended and Restated 2012 Stock Plan (collectively, the “Rover Equity Incentive Plans”) and the applicable award agreements pursuant thereto, and terminate the Rover Equity Incentive Plans and the shares reserved thereunder as of the Effective Time and to ensure no new awards are granted thereunder from and following the Effective Time and (ii) Rover shall take all necessary actions to effect the treatment of the Rover Warrants contemplated by the Business Combination Agreement pursuant to the applicable warrant agreements relating thereto.

Closing

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the closing of the Business Combination (the “Closing”) will take place at 8:00 a.m., Pacific time, on the date that is two (2) business days after the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Caravel, Merger Sub and Rover, certain of which are subject to materiality and material adverse effect (as defined below) qualifiers and may be further modified and limited by the disclosure letters. See “—Material Adverse Effect”. The representations and warranties of Caravel are also qualified by information included in Caravel’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of Rover

Rover has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and approvals, capitalization of Rover and its subsidiaries, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Rover benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, permits, equipment and other tangible personal property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-money laundering, sanctions and international trade compliance, information supplied, vendors, government contracts, participation in governmental financial assistance programs and no additional representations or warranties.

Representations and Warranties of Caravel and Merger Sub

Caravel and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing, financial statements, governmental authorities and approvals, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization of Caravel, brokers’ fees, indebtedness, taxes, business activities, Nasdaq stock market quotation, registration statement, proxy statement and proxy/registration statement, no outside reliance and no additional representations or warranties.

Survival of Representations and Warranties

The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing, except in the case of a party’s actual fraud.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Rover are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Business Combination Agreement, certain representations and warranties of Caravel are qualified in whole or in part by a material adverse effect on the ability of Caravel to enter into and perform its obligations under the Business Combination Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to Rover (a “Rover Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Rover and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of Rover to consummate the Business Combination. However, in the case of the foregoing clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Rover Material Adverse Effect”:

a.	any change in applicable laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement;
b.	any change in interest rates or economic, political, business or financial market conditions generally;
c.	the taking of any action required by the Business Combination Agreement;
d.	any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate;
e.	any epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures);
f.	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;
g.	any cyberattack (provided that Rover it not in breach of certain representations and warranties relating to cybersecurity matters);
h.

any failure of Rover to meet any projections or forecasts (provided that this clause would not prevent a determination that any Event not otherwise excluded from the definition of Rover Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Rover Material Adverse Effect);

i.

any Events generally applicable to the industries or markets in which Rover and its subsidiaries operate (including increases in the cost of products, services, supplies, materials or other goods or services purchased from third party suppliers);

j.

the announcement of the Business Combination Agreement and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any landlords, customers, suppliers, lenders, servicers, distributors, partners or employees of Rover and its subsidiaries (it being understood that this clause will be disregarded for purposes of the representation and warranties in Section 4.4 of the Business Combination Agreement and the corresponding condition to Closing);

k.	any matter set forth on the Rover Disclosure Letter (as defined below); or
l.	any action taken by, or at the request of, Caravel or Merger Sub.

Any Event referred to in clauses (a), (b), or (i) above may be taken into account in determining if a Rover Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of Rover and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Rover and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Rover and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Rover and its subsidiaries conduct their respective operations.

Covenants and Agreements

Rover has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited financial statements, affiliate agreements and no solicitation by Rover.

Caravel has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, Nasdaq listing, no solicitation by Caravel, Caravel’s conduct of business, post-Closing directors and officers of Caravel, indemnification and insurance, Caravel public filings, PIPE subscriptions and the Sponsor backstop subscription.

Conduct of Business by Rover

Rover has agreed that from the date of the Business Combination Agreement through the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Business Combination Agreement or the Sponsor Support Agreement (as defined below), the Sponsor Backstop Subscription agreement (as defined below) or the Rover Holders Support Agreement (as defined below) (the Sponsor Support Agreement, the Sponsor Backstop Subscription Agreement and the Rover Holders Support Agreement, collectively, the “Ancillary Agreements”) as required by applicable law, as set forth in the Rover disclosure letter (the “Rover Disclosure Letter”) or as consented to by Caravel in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of Rover in the ordinary course, and Rover has agreed that it will, and will cause it subsidiaries to, use commercially reasonable efforts to (i) preserve intact its present business organizations, assets, rights, properties and goodwill, (ii) preserve its and their present relationships with their clients, customers, suppliers, vendors, marketing, sponsors or other similar entities and other persons with whom it and they have business relations, (iii) keep available the services of its officers and employees and (iv) maintain in full force and effect its current insurance policies or comparable replacements thereof.

During the Interim Period, Rover has also agreed not to, and to cause its subsidiaries not to, except as set forth in the Rover Disclosure Letter, as consented to by Caravel in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), as contemplated by the Business Combination Agreement or Ancillary Agreements or as required by applicable law:

a.	change or amend the governing documents of Rover or any of Rover’s subsidiaries or form or cause to be formed any new subsidiary of Rover;
b.

make, declare, set a record date for or pay any dividend or distribution to stockholders of Rover or make, declare, set a record date for or pay any other distributions in respect of any of Rover’s or any of its subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly owned subsidiary of Rover to Rover or another wholly owned subsidiary of Rover;

c.

split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Rover’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned subsidiary of Rover that remains a wholly-owned subsidiary of Rover after consummation of such transaction;

d.

purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Rover or its subsidiaries, except for (i) the acquisition by Rover or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Rover or its subsidiaries in connection with the forfeiture or cancellation of such interests or in connection with the exercise or settlement of Rover Options or Rover Warrants, or (ii) transactions between Rover and any wholly owned subsidiary of Rover or between wholly-owned subsidiaries of Rover;

e.

enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) (i) any contract of a type required to be disclosed in the Rover Disclosure Letter or any real property lease or (ii) any contract between Rover or a subsidiary of Rover, on the one hand, and any of  Rover’s stockholders or their respective affiliates, on the other hand, in each case, other than entry into such agreements in the ordinary course of business consistent with past practice or as required by law;

f.

sell, assign, transfer, convey, lease or otherwise dispose of or subject to a lien (other than a permitted lien) any material tangible assets or properties of Rover or its subsidiaries, including the real leased property, except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business and (ii) transactions among Rover and its wholly-owned subsidiaries or among its wholly-owned subsidiaries;

g.	acquire any ownership interest in any real property;

h.

except as required by an existing Rover benefit plan, or the contracts listed in the Rover Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee in the ordinary course of business, (ii) hire or terminate executive-level employees other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Rover benefit plan, except in the ordinary course of business or (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business;

i.

acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such transaction (i) in which the aggregate consideration does not exceed, individually or in the aggregate, $1,000,000 and (ii) that is not reasonably expected to, individually or in the aggregate, materially impair or delay the ability of Rover to perform its obligations under the Business Combination Agreement;

j.

(i) make, change or revoke any material tax election, (ii) materially amend, modify or otherwise change any filed tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Internal Revenue Code of 1986, as amended (or any similar provision of state, local or foreign law) with any governmental authority, (v) settle any claim or assessment in respect of material taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of any material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes;

k.

take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations of the United States Department of Treasury;

l.

incur or assume any indebtedness for borrowed money or guarantee any indebtedness for borrowed money of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Rover or any of Rover’s subsidiaries or guaranty any debt securities of another person, other than any indebtedness or guarantee (i) incurred in the ordinary course of business and in the aggregate amount not to exceed, individually or in the aggregate, $1,000,000 or (ii) incurred between Rover and any of its wholly-owned subsidiaries or between any of such wholly owned subsidiaries;

m.

issue any additional shares of Rover capital stock or securities exercisable for or convertible into Rover capital stock, except (i) in connection with the exercise or settlement of Rover Options or Rover Warrants or (ii) grants to employees, officers, directors or other individual service providers in the ordinary course of business;

n.

adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Rover or its subsidiaries (other than the Business Combination);

o.	pay or repay any indebtedness or Rover transaction expenses after 11:59 p.m., Pacific Time, on the business day immediately preceding the Closing Date; or

p.	enter into any agreement to take any of the above actions prohibited under the Business Combination Agreement.

Conduct of Business of Caravel

Caravel has agreed that during the Interim Period, it will, and will cause Merger Sub to, except as contemplated by the Business Combination Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements, as required by law, as set forth in Caravel’s disclosure letter (the “Caravel Disclosure Letter”) or as consented to by Rover in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course.

During the Interim Period, except as set forth in the Caravel Disclosure Letter or as consented to by Rover in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), Caravel has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Business Combination Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements or as required by applicable law:

a.	seek any approval from Caravel’s stockholders to change, modify or amend the Trust Agreement or the governing documents of Caravel or Merger Sub, except as contemplated by the Transaction Proposals;
b.

(i) make, declare, set a record date for or pay any dividend or distribution to the stockholders of Caravel or make, declare, set a record date or pay any other distributions in respect of any of Caravel’s or Merger Sub’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of Caravel’s or Merger Sub’s capital stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Caravel or Merger Sub other than a redemption of shares of Caravel Common Stock required to be made in connection with the Business Combination;

c.

(i) make, change or revoke any material tax election, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Internal Revenue Code of 1986, as amended (or any similar provision of state, local or foreign law) with any governmental authority, (v) settle any claim or assessment in respect of a material amount of taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of a material amount of taxes, (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of a material amount of taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes or (viii) incur any material tax liabilities outside of the ordinary course of business;

d.

take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations of the United States Department of Treasury;

e.

enter into, renew or amend in any material respect, any transaction or contract with an affiliate of Caravel or Merger Sub (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

f.

incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Rover or any of Rover’s subsidiaries or guaranty any debt security of another person, other than any indebtedness for borrowed money or guarantee (i) incurred in the ordinary course of business and in an aggregate amount not to exceed $1,000,000, (ii) incurred between Caravel and Merger Sub, (a) in respect of any working capital loan or (b) in respect of Caravel transaction expenses permitted by the following bullet;

g.

incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than third party fees and expenses incurred (i) in support of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements or (ii) in support of the ordinary course operation of Caravel including any working capital loan;

h.

other than pursuant to any Subscription Agreement (as defined below), (i) issue any securities of Caravel or any option, warrant, right or security exercisable for or convertible, exchangeable or exercisable into, or for, securities of Caravel, other than the issuance of the stock consideration payable in connection with the Closing, (ii) grant any options, warrants or other equity-based awards with respect to securities of Caravel, not outstanding on the date of the Business Combination Agreement or (iii) amend, modify or waive any of the material terms or rights set forth in any Caravel Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

i.	waive, release, compromise, settle or satisfy any pending or threatened legal proceeding; or
j.	enter into any agreement to do any of the above actions prohibited under the Business Combination Agreement.

Covenants of Caravel

Pursuant to the Business Combination Agreement, Caravel has agreed, among other things, to:

a.	prior to the Closing Date, obtain approval for and adopt the 2021 Incentive Plan and the ESPP;

b.

within two business days following the expiration of the sixty-day period after Caravel has filed current Form 10 information with the SEC, file an effective registration statement on Form S-8 (or other applicable form) with respect to New Rover’ common stock issuable under the 2021 Incentive Plan and the ESPP and use reasonable efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;

c.

take certain actions so that the Trust Amount (as defined below) will be released from the Trust Account and so that the Trust Account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

d.

during the Interim Period, ensure Caravel remains listed as a public company on the Nasdaq and prepare and submit to Nasdaq a listing application in connection with the transactions contemplated by the Business Combination Agreement, and use its reasonable best efforts to cause: (i) such listing application to have been approved by Nasdaq; (ii) Caravel to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (iii) the securities covered by this registration statement, to be approved;

e.

during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the Business Combination Agreement;

f.

subject to the terms of Caravel’s governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time, the of New Rover Board shall consist of up to eight (8) directors, as least six (6) of whom shall be “independent” directors for the purposes of Nasdaq rules (each, an “Independent Director”), to initially consist of:

i.	one (1) director to be nominated by the Sponsor, who shall be appointed for a term of three (3) years;
ii.

seven (7) directors to be nominated by Rover in consultation with the Sponsor, at least six (6) of whom shall be Independent Directors and one of whom shall be the Chief Executive Officer of New Rover;

g.

after the Effective Time, indemnify and hold harmless each present and former director and officer of Rover and Caravel and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;

h.

maintain, and cause its subsidiaries to maintain for a period of not less than six years from the Effective Time (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of Rover immediately prior to the Effective Time and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by Caravel’s, Rover’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event will Caravel be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by Caravel or Rover, as applicable, for such insurance policy for the year ended December 31, 2020;

i.

on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of Rover and Caravel with the post-Closing directors and officers of New Rover, which indemnification agreements will continue to be effective following the Closing;

j.

from the date of the Business Combination Agreement through the Effective Time, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

k.

except as otherwise approved by Rover (which approval shall not be unreasonably withheld, conditioned or delayed) not to (other than changes that are solely ministerial and other de minimis changes) permit any amendment or modification to be made to, permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such permitted assignment or transfer provision) and so long as the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of New Rover Common Stock contemplated thereby and such assignment or transfer does not in any material respect increase conditionality, reduce or impair the rights of Caravel under any Subscription Agreement or impede or delay the consummation of the Business Combination;

l.

use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause (i) the PIPE Investors to pay the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms and (ii) the Sponsor to fund the amount required to be funded under the Sponsor Backstop Subscription Agreement in accordance with its terms; and

m.

give Rover prompt written notice (i) of any requested amendment to any Subscription Agreement in writing, (ii) of any material breach or material default to the knowledge of Caravel (or any event or circumstance that, to the knowledge of Caravel, with or without notice, lapse of time or both, would give rise to any material breach or material default) by any party to any Subscription Agreement known to Caravel, (iii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, or to the knowledge of Caravel, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement, and (iv) if Caravel does not expect to receive all or any portion of the applicable purchase price under any PIPE Investor’ Subscription Agreement in accordance with its terms.

Covenants of Rover

Pursuant to the Business Combination Agreement, Rover has agreed, among other things, to:

a.

subject to confidentiality obligations that may be applicable to information furnished to Rover or any of its subsidiaries by third parties and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford Caravel and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives will all financial and operating data and other information concerning the affairs of Rover and its subsidiaries that are in the possession of Rover or its subsidiaries as such representatives may reasonably request;

b.

as soon as reasonably practicable following the date of the Business Combination Agreement, deliver to Caravel the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and changes in stockholders’ equity of Rover and its subsidiaries as of and for the twelve (12) month period ended December 31, 2020, together with the auditor’s reports thereon (the “2020 Audited Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant;

c.

at or prior to Closing, terminate and settle all Affiliate Agreements (as defined in the Business Combination Agreement) set forth in the applicable section of Rover’s disclosure letter without further liability to Caravel, Rover or any of its subsidiaries; and

d.

during the Interim Period, not, and to use reasonable best efforts to cause its representatives to not, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction.

Joint Covenants of Caravel and Rover

In addition, each of Caravel and Rover has agreed, among other things, to take certain actions set forth below.

a.

Each of Caravel and Rover will (and, to the extent required, will cause its affiliates to) comply promptly, but (i) in no event later than ten business days after the date of the Business Combination Agreement, with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings with any foreign governmental authorities as may be required under any applicable similar foreign law.

b.	Each of Caravel and Rover will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Business Combination Agreement.

c.

Each of Caravel and Rover will (and, to the extent required, will cause its affiliates to) (i) request early termination of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (a) obtain termination or expiration of the waiting period or periods under the HSR Act and (b) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Business Combination Agreement and (ii) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination, including sharing relevant information with the other parties thereto for such purposes (subject to, as applicable, a requirement to obtain Rover’s and Caravel’s prior written consent with respect to certain such actions identified above as contemplated by the Business Combination Agreement).

d.	Caravel will pay any filing fees payable to applicable antitrust authorities in connection with the Business Combination.
e.

Caravel and Rover will jointly prepare and Caravel will file with the SEC the proxy statement/registration statement in connection with the registration under the Securities Act of the shares of New Rover Common Stock that constitute the stock consideration to be paid at the Closing.

f.

Each of Caravel and Rover will use its reasonable best efforts to cause the proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement (as defined below) declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Business Combination Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission.

g.

Caravel will, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate the proxy statement to stockholders of Caravel, (ii) give notice, convene and hold a meeting of the stockholders to vote on the Transaction Proposals, in each case in accordance with its governing documents then in effect and Nasdaq Listing Rule 5620(b), for a date no later than 30 business days following the date the registration statement is declared effective, (iii) solicit proxies from the holders of Public Shares of Caravel to vote in favor of each of the Transaction Proposals, (iv) provide its stockholders (including the holders of Caravel Class A Common Stock) with the opportunity to elect to effect a Redemption and (v) use reasonable best efforts to obtain the Caravel Stockholder Approval.

h.

Rover will use its reasonable best efforts to obtain the requisite stockholder approval necessary to consummate the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination (the “Rover Stockholder Approvals”), by written consent of collective holders of shares of Rover capital stock sufficient to obtain Rover Stockholder Approval promptly following the time at which the registration statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within forty-eight (48) hours after the registration statement shall have been declared effective.

i.

Caravel and Rover will each, and will each cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of Caravel, Rover, or their respective affiliates are required to obtain in order to consummate the Business Combination.

j.

Each of Rover and Caravel will, prior to the Closing, shall use all reasonable efforts to approve in advance in accordance with the applicable requirements of Rule 16b-3 promulgated under the Exchange Act, any dispositions of the Rover capital stock (including derivative securities with respect to the Rover capital stock) and acquisitions of New Rover Common Stock (including derivative securities with respect to New Rover Common Stock) resulting from the transactions contemplated by the Business Combination Agreement by each officer or director of Caravel or Rover who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act) as a result of the transactions contemplated by the Business Combination Agreement.

k.

Each of Rover and Caravel will each, and will each cause their respective subsidiaries and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any supplemental or replacement equity financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Business Combination Agreement.

Closing Conditions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Minimum Cash Condition

The Business Combination Agreement provides that the obligations of Rover to consummate the Business Combination are conditioned on, among other things, that as of immediately prior to the Closing, the amount of cash available in the Trust Account, after deducting the amount required to satisfy Caravel’s obligations to its stockholders (if any) that exercise their rights to redeem their Public Shares (but prior to the payment of any Caravel transaction expenses or Rover transaction expenses (such amount, the “Trust Amount”), plus (i) the aggregate gross purchase price for the shares in the PIPE Investment actually received by Caravel prior to or substantially concurrently with the Closing (ii) the amounts actually received by Caravel pursuant to the Sponsor Backstop Subscription Agreement prior to or substantially concurrently with the Closing plus (iii) as of immediately prior to the Closing, the amount of cash and cash equivalents held by Caravel without restriction outside of the Trust Account (other than any amounts received pursuant to any working capital or indebtedness (other than any indebtedness constituting Caravel transaction expenses)) and (iv) any interest earned on the amount of cash held inside the Trust Account, must be equal to or greater than $125,000,000 (the “Minimum Cash Condition”).

Conditions to the Obligations of Each Party

The obligations of each party to the Business Combination Agreement to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

a.	the approval of the Transaction Proposals by Caravel’s stockholders will have been obtained (the “Caravel Stockholder Approval”);

b.	Rover Stockholder Approval shall have been obtained;

c.

the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

d.	the waiting period or periods under the HSR Act will have been obtained, expired or terminated, as applicable;

e.

there will not be in force any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, in each case, to the extent the applicable governmental authority has jurisdiction over the parties to the Business Combination Agreement and the transactions contemplated thereby;

f.	Caravel will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); and

g.

the shares of New Rover Common Stock to be issued in connection with the Business Combination (other than the earn out shares as specified in the Business Combination Agreement) will have been approved for listing on Nasdaq and such approval shall be ongoing, and not revoked or withdrawn, as of the Closing Date.

Conditions to the Obligations of Caravel and Merger Sub

The obligations of Caravel and Merger Sub to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Caravel and Merger Sub:

a.

each of the fundamental representations of Rover contained in the Business Combination Agreement will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will have been true and correct in all material respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Agreements;
b.

the representation and warranty of Rover that, from September 30, 2020 to the date of the Business Combination Agreement, there has not been a Rover Material Adverse Effect shall be true and correct as of the Closing Date in all respects;

c.

the other representations and warranties of Rover contained in the Business Combination Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Rover Material Adverse Effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will have been true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Rover Material Adverse Effect;

d.	each of the covenants of Rover to be performed as of or prior to the Closing will have been performed in all material respects; and
e.	there shall not have occurred a Rover Material Adverse Effect after the date of the Business Combination Agreement.

Conditions to the Obligations of Rover

The obligation of Rover to consummate, or cause to be consummated, the Business Combination is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Rover:

a.

each of the fundamental representations of Caravel and Merger contained in the Business Combination Agreement will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will have been true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement or the Ancillary Agreements;

b.

each of the representations and warranties of Caravel and Merger Sub contained in the Business Combination Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Caravel’s ability to consummate the transactions contemplated by the Business Combination Agreement;

c.	each of the covenants of Caravel to be performed as of or prior to the Closing will have been performed in all material respects; and

d.	the Minimum Cash Condition shall be satisfied. See “—The Business Combination Agreement—Minimum Cash Condition”.

Termination; Effectiveness

The Business Combination Agreement may be terminated and the Business Combination abandoned at any time prior to the Closing:

a.	by written consent of Rover and Caravel;

b.

by Caravel in the event of certain uncured breaches on the part of Rover or if the Closing has not occurred on or before the Agreement End Date, unless Caravel or Merger Sub is in material breach of the Business Combination Agreement;

c.

by Rover in the event of certain uncured breaches on the part of Caravel or Merger Sub or if the Closing has not occurred on or before the Agreement End Date, unless Rover is in material breach of the Business Combination Agreement.

d.

by Rover or Caravel if any governmental authority has enacted, issued, promulgated, enforced or entered any governmental order which has become final and non-appealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

e.

by Rover if the Caravel Stockholder Approval will not have been obtained by reason of the failure to obtain the required vote at a meeting of Caravel’s stockholders duly convened therefor or at any adjournment thereof;

f.	by Rover if there has been a modification in recommendation of the Caravel Board with respect to any of the Transaction Proposals; or

g.

by Caravel, if Rover shall not have obtained the requisite approval from its stockholders of the Business Combination Agreement and the transactions contemplated within forty-eight (48) hours after the Registration Statement is declared effective by the SEC and delivered or otherwise made available to stockholders.

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of Rover, Caravel or Merger Sub, as the case may be, for any willful breach of the Business Combination Agreement or actual fraud, other than with respect to certain exceptions contemplated by the Business Combination Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Business Combination Agreement.

Waiver; Amendments

Each provision in the Business Combination Agreement may only be waived in writing and signed by the party or parties against whom such waiver is effective, making specific reference to the Business Combination Agreement signed by the party against whom enforcement of any such provision so waived is sought.

The Business Combination Agreement may only be amended or modified by written agreement executed and delivered by duly authorized officers of each of Rover, Caravel and Merger Sub; provided that no amendment will be made after the Effective Time; provided, further, that after receipt of the Caravel Stockholder Approval, if any amendment requires further approval of the stockholders of Caravel, the effectiveness of the amendment will be subject to such approval.

Fees and Expenses

If the Closing does not occur, each party to the Business Combination Agreement will be responsible for and pay its own expenses incurred in connection with the Business Combination Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, New Rover will, upon the consummation of the Business Combination and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid transaction expenses of Rover and its subsidiaries and pay or cause to be paid all accrued and unpaid transaction expenses of Caravel or its affiliates (including the Sponsor). Caravel and Rover will exchange written statements listing all accrued and unpaid transaction expenses not less than two days prior to the Closing Date.

Certain Engagements in Connection with the Business Combination and Related Transactions

Deutsche Bank, William Blair & Company, L.L.C., and Stifel, Nicolaus & Company are acting as financial advisors to Caravel and Morgan Stanley is acting as financial advisor to Rover in connection with the proposed business combination. In connection with such engagements, Deutsche Bank, William Blair & Company, L.L.C., and Stifel, Nicolaus & Company and Morgan Stanley will receive fees and expense reimbursements customary for business combinations (in each case subject to the terms and conditions of their respective engagement letters with Caravel and Rover). In addition, Deutsche Bank and Morgan Stanley are acting as co-placement agents to Caravel in connection with the PIPE Investment and will receive fees and expense reimbursements customary for a PIPE transaction. Caravel and Rover each signed letters with Morgan Stanley acknowledging Morgan Stanley’s role as a co-placement agents to Caravel in connection with the PIPE Investment and Morgan Stanley’s role as the financial advisor to Rover in connection with the proposed Business Combination and waiving any conflicts of interest resulting therefrom.

Projected Financial Information

Prior to the approval by the Caravel Board of the Business Combination and the execution of the Business Combination Agreement and related agreements, Rover provided Caravel with internally prepared forecasts each of the years ending December 31, 2021 and 2022. Rover does not as a matter of course make public forecasts as to future results. The management of Rover prepared the prospective financial and operating information set forth below to provide to prospective bidders, including Caravel. The accompanying prospective financial and operating information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or GAAP with respect to forward looking financial information.  The forecasts include Adjusted EBITDA which is a non-GAAP financial measure. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and Rover’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Rover’s management may not be comparable to similarly titled amounts used by other companies.  See “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Measures.”  However, in the view of Rover’s management, this operating and financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future performance of Rover. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus/information statement are cautioned not to place undue reliance on the prospective information.

The projected information included in this proxy statement/prospectus/information statement has been prepared by, and is the responsibility of, Rover’s management. PricewaterhouseCoopers LLP, Rover’s independent registered public accounting firm, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus/information statement relates to Rover’s previously issued financial statements. It does not extend to the projected financial information and should not be read to do so.

The inclusion of projections in this proxy statement/prospectus/information statement should not be regarded as an indication that Caravel, the Caravel Board, or their respective affiliates, advisors or other representatives considered, or now considers, such projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. The projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus/information statement, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. We will not refer back to the projections in our future periodic reports filed under the Exchange Act.

The projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Rover’s business, all of which are difficult to predict and many of which are beyond Rover’s and Caravel’s control. Among other things, the following projections assume a successful COVID-19 vaccine rollout in 2021, recovery of the travel industry in the second half of 2021 and that pet parents return to pre-COVID-19 behavior over the period from the second quarter of 2021 through the first quarter of 2022. The projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Rover’s control. See “Risk Factors,” “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note

Regarding Forward-Looking Statements”. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the projections is provided in this proxy statement/prospectus/information statement because they were made available to Caravel and the Caravel Board in connection with their review of the proposed transaction.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT A SUMMARY OF THE PROJECTIONS FOR ROVER, CARAVEL UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The key elements of the projections provided by management of Rover to Caravel and the Caravel Board are summarized in the table below:

	Forecast
	Year Ended December 31,
	2021	2022
	(in millions)
Total Revenue	$97	$201
Adjusted EBITDA	$(9)	$35
Bookings	3.9	8.1
Gross Booking Value	$408	$855

(1)

Rover defines a booking as a single arrangement, prior to cancellation, between a pet parent and pet care provider, which can be for a single night or multiple nights for our overnight services, or for a single walk/day/drop-in/groom or multiple walks/days/drop-ins for our daytime services.

(2)

Gross Booking Value represents the dollar value of bookings on Rover’s platform in a period and is inclusive of pet care provider earnings, service fees, add-ons, taxes and alterations that occurred during that period.

(3)

Rover defines Adjusted EBITDA as net loss excluding depreciation and amortization, stock-based compensation expense, income tax expense or benefit, interest expense, interest income, other income (expense), net, and non-routine items such as restructuring, impairment, and certain acquisition costs. Rover believes that this non-GAAP financial measure, when taken together with net loss, the corresponding U.S. GAAP financial measure, provides meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its business, results of operations, or outlook. See “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Measures.”

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT OF THE FINANCIAL PROJECTIONS FOR ROVER, CARAVEL UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus/information statement or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Caravel, the Sponsor, Rover and the Persons set forth on Schedule I thereto entered into the Sponsor Support Agreement (such Persons, together with the Sponsor, the “Sponsor Parties”), dated as of February 10, 2021. Pursuant to the Sponsor Support Agreement, each Sponsor Party and each director of Caravel agreed to, among other things, vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

Pursuant to the Sponsor Support Agreement, the Sponsor Parties agreed to subject their existing shares of Caravel Common Stock (the “Subject Shares”) and Caravel Warrants (“Subject Warrants”) to the following vesting and forfeiture provisions:

•	in the event there is no redemption of shares of Caravel Common Stock and no Backstop Shares (as defined in the Sponsor Backstop Subscription Agreement) are purchased at the Closing:
•	40% of the Subject Shares shall vest upon the occurrence of a Triggering Event I;
•	40% of the Subject Shares shall vest upon the occurrence of a Triggering Event II; and
•	20% of the Subject Shares shall vest upon the occurrence of a Triggering Event III;

•	in the event the Sponsor Backstop Amount (as defined in the Business Combination Agreement) is greater than zero (0), the Subject Shares will vest or forfeit as follows:
•

a number of the Subject Shares equal to the product of (i) 50% multiplied by (ii) the quotient of (a) the Sponsor Backstop Amount divided by (b) $50,000,000, shall vest at the Closing (subject to a cap of 3,437,500 Subject Shares);

•

to the extent the amount paid in connection with the redemption of shares of Caravel Common Stock (as determined pursuant to Sponsor Backstop Support Agreement) is greater than the Sponsor Backstop Amount, (such difference, capped at a maximum amount of $200,000,000, the “Excess Amount”), a number of Subject Shares equal to the product of (i) 50% multiplied by (ii) the quotient of (a) the Excess Amount divided by (b) $200,000,000, shall be forfeited as of immediately prior to the Closing (subject to a cap of 3,437,500 Subject Shares); and

•	all remaining Subject Shares that do not vest or forfeit in accordance with the foregoing shall vest as follows:
•	40% of the remaining Subject Shares shall vest upon the occurrence of a Triggering Event I;
•	40% of the remaining Subject Shares shall vest upon the occurrence of a Triggering Event II; and

•	20% of the remaining Subject Shares shall vest upon the occurrence of a Triggering Event III;

•

in the event that the unpaid transaction expenses of Caravel as of immediately prior to the Effective Time exceed the sum of (i) Additional Parent Cash (as defined in the Business Combination Agreement) and (ii) $20,000,000 (the amount of such excess, the “Expenses Excess Amount”), then a number of Subject Shares equal to the quotient of (a) the Expenses Excess Amount divided by (b) $10.00 (as adjusted for stock splits and similar changes or transactions with respect to the Caravel Common Stock) shall be forfeited as of immediately prior to the Closing unless Caravel elects to pay such Expenses Excess Amount in cash, in which case such forfeiture shall be reduced on a dollar-for-dollar basis;

•	in the event of a post-Closing change of control transaction involving New Rover, all unvested Subject Shares will vest;
•	upon the expiration of the Earn Out Period, any Subject Shares that have not vested as of such time shall be forfeited; and
•	as of immediately prior to the Closing:
•	2,166,667 Subject Warrants shall be forfeited; and
•

in the event the Excess Amount is greater than zero (0), a number of additional Subject Warrants equal to the product of (i) 1,500,000 multiplied by (ii) the quotient of (a) the Excess Amount divided by (b) $200,000,000 shall be forfeited (subject to a cap of 1,500,000 Subject Warrants).

Any remaining Subject Warrants that are not forfeited immediately prior to the Closing will be subject to exercise (if requested by New Rover) if the volume weighted average price of New Rover Common Stock is, at any time during after the Closing, greater than or equal to $18.00 over any twenty trading days within any thirty trading day period.

Pursuant to Sponsor Support Agreement, the Sponsor Parties also agreed to, among other things, deliver a duly executed copy of the Investors Rights Agreement and the Lock-Up Agreement at the Closing.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the termination of the Business Combination Agreement and (ii) the written agreement of Caravel, the Sponsor and Rover. Upon such termination of the Sponsor Agreement, all obligations of the parties under the Sponsor Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated thereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Agreement prior to such termination.

Rover Holders Support Agreement

In connection with the execution of the Business Combination Agreement, Caravel entered into a support agreement with Rover and certain stockholders of Rover (such agreement, the “Rover Holders Support Agreement”). Pursuant to the Rover Holders Support Agreement, Rover stockholders agreed to, among other things, vote to adopt and approve, following the effectiveness of the Registration Statement, the Business Combination Agreement and all other documents and transactions contemplated thereby, subject to the terms and conditions of Rover Holders Support Agreement.

Pursuant to Rover Holders Support Agreement, the Rover stockholders party to the Rover Holders Support Agreement also agreed to, among other things, deliver a duly executed copy of the Investors Rights Agreement and the Lock-Up Agreement at the Closing.

The Rover Holders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the consummation of the Business Combination or the termination of the Business Combination Agreement and (ii) with respect to any Rover stockholder party thereto, the written agreement of Caravel, Rover and such stockholders. Upon such termination of the Rover Holders Support Agreement, all obligations of the parties under Rover Holders Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Rover Holders Support Agreement will not relieve any party thereto from liability arising in respect of any willful and material breach of the Rover Holders Support Agreement prior to such termination.

Investor Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, New Rover, the Sponsor, certain affiliates of the Sponsor and certain Rover Holders will enter into the Investor Rights Agreement, pursuant to which, among other things, (i) New Rover will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Rover Common Stock and other equity securities of New Rover that are held by the parties thereto from time to time, (ii) in the event that New Rover sells Backstop Shares with an aggregate purchase price of at least $15 million, New Rover will include one individual designated by the Sponsor in the slate of nominees recommended by the New Rover Board (or duly constituted committee thereof) for election as directors at each annual meeting of stockholders at which such nominee’s term expires, subject to the Sponsor and its Affiliates beneficially owning a minimum number of shares of New Rover Common Stock and (iii) New Rover will waive the corporate opportunities doctrine with respect to the Sponsor, its affiliates (including portfolio companies), their respective investors and the director nominees of the foregoing.

The registration rights under the Investor Rights Agreement will terminate on the date that such party no longer holds any Registrable Securities (as defined therein). The Sponsor’s right to nominate an individual for election as director (and related provisions) under the Investor Rights Agreement will terminate at such time as the Sponsor and its Affiliates no longer beneficially own the applicable minimum number of shares of New Rover Common Stock.

Lock-up Agreement

The Business Combination Agreement contemplates that, at the Closing, Caravel, the Sponsor, certain affiliates of the Sponsor and certain Rover stockholders, will enter into a lock-up agreement (the “Lock-Up Agreement”) containing restrictions on transfer with respect to shares of Caravel Common Stock held by each such holder (subject to certain exceptions, the “Lock-Up Shares”) for a period ending on the date that is six months after the date the Closing occurs, provided that, if during such six-month period Triggering Event III occurs, 50% of each applicable holder’s Lock-Up Shares shall be released from such lock-up on the later of (i) Triggering Event III and (ii) the date that is 90 days after the Closing Date. In addition, Rover equityholders will be subject to substantially similar lock-up terms pursuant to Caravel’s amended and restated bylaws (the New Rover Bylaws) following the Closing.

Sponsor Backstop Subscription Agreement

In connection with the execution of the Business Combination Agreement, Caravel and True Wind Capital II, L.P. and True Wind Capital II-A, L.P. (together, the “TWC Funds”) entered into a backstop subscription agreement (the “Sponsor Backstop Subscription Agreement”). Pursuant to the Sponsor Backstop Subscription Agreement, the TWC Funds agreed to, among other things, purchase shares of Caravel Common Stock in an aggregate amount of up to $50,000,000 (or such greater amount at the election of the TWC Fund) to the extent of the amount of any redemption of shares of Caravel Common Stock and purchase additional shares of Caravel Common Stock. The TWC Funds also agreed with Caravel to purchase additional shares of Caravel Common Stock in an aggregate amount of up to $50,000,000 if mutually agreed with Rover.

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, Caravel entered into Subscription Agreements with the PIPE Investors (the “PIPE Subscription Agreements” and, together with the Sponsor Backstop Subscription Agreement, the “Subscription Agreements”), pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 5,000,000 shares of Caravel Class A Common Stock at $10.00 per share for an aggregate commitment amount of $50,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by each PIPE Subscription Agreement is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by such PIPE Subscription Agreement, (ii) there not being any amendment or modification of the terms of the Business Combination Agreement in a manner that is materially adverse to the PIPE Investor (in its capacity as such), and (iii) the prior or substantially concurrent consummation of the transactions contemplated by the Business Combination Agreement. The closings under the PIPE Subscription Agreements will occur prior to or substantially concurrently with the Closing.

The PIPE Subscription Agreements provide that, solely with respect to subscriptions by third-party investors (which investors are not party to the Investor Rights Agreement), Caravel is required to file with the SEC, within 45 days after the consummation of the transactions contemplated by the Business Combination Agreement, a shelf registration statement covering the resale of the shares of Caravel Common Stock to be issued to any such third-party investor and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th calendar day (or 120th calendar day if the SEC notifies Caravel that it will “review” such registration statement) following the filing date thereof and (ii) the 10th business day after the date Caravel is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the Closing (as defined in the PIPE Subscription Agreements) or in the future as a result of, or arising out of, the PIPE Subscription Agreements against Caravel, including with respect to the Trust Account. The PIPE Subscription Agreements will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of Caravel and the applicable PIPE Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied prior to the Closing (as defined in the PIPE Subscription Agreements) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Closing (as defined in the PIPE Subscription Agreements), and (iv) December 31, 2021.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following sets forth the material U.S. federal income tax consequences of (i) the Merger to U.S. Holders (as defined below) of Rover stock (including both its common stock and its preferred stock) and (ii) the exercise by beneficial owners of Caravel Class A Common Stock (“Caravel Public Shares”) of their Redemption Rights in connection with the Merger. The following does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the Internal Revenue Service (“IRS”) and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus/information statement. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in the following. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax treatments described below. No advance ruling has been or will be sought from the IRS regarding any matter described below.

The below addresses only those (i) U.S. Holders of Rover stock that hold their shares of Rover stock and will, following the Merger, hold their shares of New Rover Common Stock and (ii) beneficial owners of Caravel Public Shares that hold their Caravel Public Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, the below does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;
•	a tax-exempt organization;
•	a real estate investment trust;
•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
•	an insurance company;
•	a regulated investment company or a mutual fund;
•	a “controlled foreign corporation” or a “passive foreign investment company”;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a holder of Rover stock or Caravel Public Shares that is subject to the alternative minimum tax provisions of the Code;
•

a holder of Rover common stock that received Rover common stock, or a holder of Caravel Public Shares that received Caravel Public Shares, through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a U.S. Holder of Rover stock or Caravel Public Shares that has a functional currency other than the U.S. dollar;
•

a holder of Rover stock that holds such Rover stock or a holder of Caravel Public Shares that holds such Caravel Public Shares, as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•

a person required to accelerate the recognition of any item of gross income with respect to Rover stock or Caravel Public Shares, as applicable, as a result of such income being recognized on an applicable financial statement;

•	a holder of Rover stock that is not a U.S. Holder;
•	a holder of Rover stock that is a U.S. expatriate; or
•	a holder of Rover stock who exercises its appraisal rights.

For purposes of the below, the term “U.S. Holder” means a beneficial owner of Rover stock, or beneficial owner of Caravel Public Shares, as applicable, that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. A “Non-U.S. Holder” means a beneficial owner of Caravel Public Shares (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Rover stock or Caravel Public Shares, the U.S. federal income tax consequences of the Merger, or of a redemption of Caravel Public Shares, as applicable, to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner (or owner of such entity) and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds Rover stock or Caravel Public Shares, and any partners in such partnership, are urged to consult their tax advisors with respect to the tax consequences of the Merger in their specific circumstances.

The tax consequences of the Merger or of a redemption of your Caravel Public Shares, as applicable, will depend on your specific situation. You should consult with your tax advisor as to the tax consequences of the Merger or of a redemption of your Caravel Public Shares, as applicable, in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Merger to Holders of Rover Stock

It is the opinion of STB that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion is based on facts and representations contained in representation letters provided by Rover and Caravel and on customary assumptions, and is subject to the qualifications and limitations set forth herein. Neither Rover nor Caravel has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Furthermore, the obligations of Rover and Caravel to complete the Merger are not conditioned on the receipt of opinions from STB or WSGR to the effect that the Merger will qualify as a reorganization for U.S. federal income tax purposes.  No assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, you are urged to consult your tax advisor with respect to the particular tax consequence of the Merger to you.

A U.S. Holder that exchanges its Rover stock for a combination of Caravel Common Stock and cash (including cash received in lieu of fractional shares, if any) in a reorganization will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash (including cash received in lieu of fractional shares, if any) received by such holder in exchange for its Rover stock in the Merger; and (ii) the excess, if any, of (a) the sum of the amount of cash (including cash received in lieu of fractional shares, if any) plus the fair market value of the Caravel Common Stock at the Effective Time received by such holder in exchange for its Rover stock in the Merger, over (b) such holder’s tax basis in its Rover stock exchanged.

Any recognized gain will generally be capital gain. Any capital gain will be long-term capital gain if, as of the Effective Time, your holding period with respect to the exchanged Rover stock exceeds one year. Long-term capital gain of a non-corporate U.S. Holder may be eligible for reduced rates of taxation. Losses will not be permitted to be recognized. Consideration received for Rover stock should be allocated between, and realized gain or loss calculated separately, for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the Merger, and a loss realized in the exchange of one block cannot be used to offset a gain recognized on the exchange of another block.

The aggregate tax basis in the shares of Caravel Common Stock that you receive pursuant to the Merger (including, except as discussed below with respect to any Earnout Shares that represent imputed interest, any Earnout Shares to be issued as described under “The Business Combination Agreement—Consideration”) will equal your aggregate adjusted tax basis in the shares of the Rover stock you surrender, decreased by the amount of cash received in the Merger (including cash received in lieu of fractional shares, if any) and increased by the amount of gain, if any, you recognize in the Merger. No gain or loss should be recognized by you upon the receipt of the earnout Caravel Common Stock other than with respect to any Earnout Shares that represent imputed interest. Your holding period for the shares of Caravel Common Stock that you receive pursuant to the Merger (excluding Earnout Shares treated as imputed interest) will include your holding period for the shares of Rover stock you surrender.

A U.S. Holder that receives cash in lieu of a fractional share of Caravel Common Stock generally will be treated as having received such fractional share in the Merger and then as having sold such fractional share for cash. Such U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share of Caravel Common Stock and the tax basis allocated to such fractional share of Caravel Common Stock.

A portion of any Earnout Shares you receive pursuant to the Merger will be taxable upon receipt as imputed interest and as ordinary income, even though there will not be any corresponding receipt of cash. Your basis in any such Earnout Shares treated as imputed interest will equal the fair market value of such shares on the date of receipt and your holding period in such Earnout Shares will begin on the day following the date of receipt. The portion treated as interest will be determined, under IRS regulations, based on facts that cannot be determined at this time, including (1) the value of Earnout Shares received, (2) the time at which they are received and (3) market interest rates (measured by the federal government’s borrowing rate) on the date of the Merger. You should consult your tax advisor with respect to the tax consequences of the possible receipt of Earnout Shares (particularly if you dispose of some or all of your Caravel Common Stock prior to the receipt of Earnout Shares) or if you held your Rover stock through multiple separately identifiable blocks of shares.

If the Merger does not qualify as a reorganization, you will recognize gain or loss in an amount equal to the difference between (i) the fair market value of the Caravel Common Stock and cash (including cash received in lieu of fractional shares, if any) you receive and (ii) your adjusted tax basis in the shares of Rover stock you surrender. Gain or loss will be calculated separately for each block of Rover stock (generally shares acquired at the same cost in a single transaction) surrendered. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if you have held your Rover stock for more than one year at the time of the Merger. Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. You generally will have an aggregate tax basis in the shares of Caravel Common Stock received equal to the fair market value of such shares as of the date such shares are received, and your holding period in such shares of Caravel Common Stock would begin on the day following the date of the Merger.

You should consult your tax advisor as to the consequences of the possible receipt of any Earnout Shares, as described under “The Business Combination Agreement—Consideration”, in the event the merger does not qualify as a reorganization, including the possible application of the installment sale rules.

Information Reporting

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Rover stock. A “significant holder” is a holder of Rover stock that, immediately before the Merger, owned at least 1% (by vote or value) of the outstanding Rover stock (or, in certain instances, Rover stock with a basis of at least $1 million). You are urged to consult your tax advisor as to the potential application of these information reporting requirements.

All holders of Rover stock are urged to consult their tax advisors with respect to the tax consequences of the Merger in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Tax Consequences of a Redemption of Caravel Public Shares

Tax Consequences for U.S. Holders

The below applies to you if you are a “U.S. Holder” (as defined above) of Caravel Public Shares that exercises the Redemption Rights described under “Caravel Special Meeting of Stockholders—Redemption Rights” with respect to your Caravel Public Shares.

Treatment of Redemption

The treatment of a redemption of your Caravel Public Shares for U.S. federal income tax purposes will depend on the particular facts related to your ownership of Caravel Public Shares (including any Public Shares constructively owned by you, including Caravel Public Shares constructively held by you as a result of owning Caravel publicly traded warrants) relative to all of the Caravel Public Shares outstanding both before and after the redemption.

The redemption of Caravel Public Shares generally will be treated as a sale of the Caravel Public Shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in Caravel, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. If any of these tests is satisfied, you will recognize gain or loss as described under “—Gain or Loss on Redemptions Treated as a Sale or Exchange of Caravel Public Shares.” In determining whether any of the foregoing tests are satisfied, you must take into account not only Caravel Public Shares actually owned by you, but also Caravel Public Shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as Caravel Warrants). There will be a complete termination of your interest if either (i) all of the Caravel Public Shares actually and constructively owned by you are redeemed or (ii) all of the Caravel Public Shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of Caravel Public Shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in Caravel. Whether the redemption will result in a meaningful reduction in your proportionate interest in Caravel will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction”. In order to meet the “substantially disproportionate” test, the percentage of outstanding Caravel Public Shares actually and constructively owned by you immediately following the redemption of the Caravel Public Shares must, among other requirements, be less than 80% of the percentage of the outstanding Caravel Public Shares actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “—Taxation of Redemptions Treated as Distributions”, below. After the application of those rules, any remaining tax basis you have in the redeemed Caravel Public Shares will be added to your adjusted tax basis in your remaining Caravel Public Shares or, if you have none, to your adjusted tax basis in Caravel publicly traded warrants held by you or possibly in other shares constructively owned by you.

Taxation of Redemptions Treated as Distributions

If none of the tests described above is satisfied, you generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of Caravel’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “—Gain or Loss on Redemptions Treated as a Sale or Exchange of Caravel Public Shares”.

If you are a corporate U.S. Holder, dividends paid by Caravel to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.

If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of more than 60 days, which begins within a certain number of days before the ex-dividend date.  See “—Gain or Loss on Redemptions Treated as a Sale or Exchange of Caravel Public Shares”.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Caravel Public Shares

If any of the tests described above is satisfied, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Caravel Public Shares so redeemed.

Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the Caravel Public Shares so redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting with Respect to the Redemption for Significant Holders

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Caravel Public Shares. A “significant holder” is a beneficial owner of Caravel Public Shares that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding Caravel Public Shares (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.

Tax Consequences for Non-U.S. Holders

The below applies to you if you are a “Non-U.S. Holder” (as defined above) of Caravel Public Shares that exercises the Redemption Rights described under “Caravel Special Meeting of Stockholders—Redemption Rights” with respect to your Caravel Public Shares.

Treatment of Redemption

If you are a Non-U.S. Holder, the rules for determining the characterization for U.S. federal income tax purposes of the redemption of your Caravel Public Shares generally will be the same as those that apply in determining the characterization of a redemption of a U.S. Holder’s Caravel Public Shares as describe under “—Tax Consequences for U.S. Holders—Treatment of Redemption”.

Non-U.S. Holders considering exercising their Redemption Rights are urged to consult their tax advisors as to whether the redemption of their Caravel Public Shares will be treated as a distribution, or instead as a sale, under the Code.

Taxation of Redemptions Treated as Distributions

If none of the tests described above is satisfied, you will be treated as receiving a distribution from Caravel, which distribution will be treated as a dividend to the extent the distribution is paid out of Caravel’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends generally will not be subject to U.S. federal net income tax, unless the dividends are effectively connected with the conduct by you of a trade or business within the United States (and are attributable to a U.S. permanent establishment if an applicable income tax treaty so requires), but the gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “—Gain or Loss on Redemptions Treated as a Sale or Exchange of Caravel Public Shares”.

Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a permanent establishment or fixed base that you maintain in the United States, if an applicable treaty so requires) generally will be subject to U.S. federal net income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Caravel Public Shares

If any of the tests described above is satisfied, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

•

such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal net income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

•

you are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

•

Caravel or New Rover is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held Caravel Public Shares and, in the case where Caravel Public Shares are traded on an established securities market, you have owned, directly or constructively, more than 5% of the Caravel Public Shares outstanding at any time within the shorter of the five-year period or your holding period for the Caravel Public Shares. Caravel and New Rover do not believe that Caravel or New Rover is or has been a U.S. real property holding corporation.

All holders of Caravel Public Shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Caravel Public Shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Information Reporting and Backup Withholding

Proceeds received in connection with the Merger or a redemption of Caravel Public Shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules; provided that the required information is timely furnished to the IRS and other applicable requirements are met.

FATCA Withholding Taxes

Sections 1471 through 1474 of the Code, together with the Treasury Regulations and other official IRS guidance issued thereunder (commonly referred to as “FATCA”), generally impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on Caravel Public Shares, as well as gross proceeds of a sale or other disposition of Caravel Public Shares, paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which Caravel Public Shares is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). The U.S. Treasury recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of Caravel Public Shares. The preamble to such proposed regulations state that taxpayers may generally rely on the proposed regulations until final regulations are issued. You are urged to consult your tax advisers regarding the effects of FATCA on your investment.

PROPOSAL NO. 2—THE GOVERNING DOCUMENTS PROPOSAL

Overview

Caravel stockholders are also being asked to adopt the amended and restated certificate of incorporation in the form attached hereto as Annex B (the New Rover Charter), which, in the judgment of the Caravel Board, is necessary to adequately address the needs of Caravel following the consummation of the Business Combination.

The following is a summary of the key changes effected by the New Rover Charter, but this summary is qualified in its entirety by reference to the full text of New Rover Charter, a copy of which is included as Annex B:

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increasing the total number of shares of Caravel capital stock from 221,000,000 shares to 1,000,000,000 shares, which would consist of (i) increasing the (a) Caravel Class A Common Stock from 200,000,000 shares to 990,000,000 shares and (b) Caravel preferred stock from 1,000,000 shares to 10,000,000 shares, and (ii) eliminating Caravel Class B Common Stock;

•	eliminating the opt-out of Section 203 of the DGCL and eliminating provisions that are substantially similar to Section 203 of the DGCL;
•	providing that certain provisions of New Rover Charter and New Rover Bylaws cannot be amended without a supermajority vote of the stockholders; and
•	making conforming and other technical changes to effect the changes summarized above and otherwise address the needs of New Rover following the consummation of the Business Combination.

Reasons for the Amendments

Each of these amendments was negotiated as part of the Transactions. The Caravel Board’s reasons for proposing each of these amendments to the certificate of incorporation are set forth below.

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Amending Article IV to increase the total number of authorized shares of Caravel capital stock. This amendment provides for a sufficient number of shares of Caravel Class A Common Stock necessary to consummate the transactions including, without limitation, the issuance of shares of Caravel Class A Common Stock as part of the Merger Consideration and the PIPE Investment, and to reserve for issuance upon exercise of existing options and warrants and necessary to allow future equity awards to be made under the Incentive Plan and the ESPP after the closing of the transactions, as well as flexibility for future issuances of common stock determined by the Caravel Board to be in the best interests of Caravel, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

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Amending Article IV to eliminate the provisions relating to the Caravel Class B Common Stock and deleting the prior Article IX to eliminate provisions specific to Caravel’s status as a blank check company. These revisions are desirable because they will serve no purpose following the Business Combination.

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Deleting Article X which provided for an opt-out of Section 203 of the DGCL but contained a provision substantially similar to Section 203 of the DGCL. The Caravel Board believes that Section 203 of the DGCL will provide sufficient protection to the Caravel stockholders, without having limitations on its applicability to certain stockholders.

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Requiring a supermajority vote to amend certain provisions of the New Rover Charter and New Rover Bylaws so that a simple majority of stockholders cannot make changes to provisions that may be harmful to other stockholders or that were designed to protect all stockholders.

Vote Required

If the Business Combination Proposal is not approved, the Governing Documents Proposal will not be presented at the Special Meeting.

The approval of the Governing Documents Proposal will require the affirmative vote of (i) the holders of a majority of the outstanding shares of Caravel Class B Common Stock, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of Caravel Common Stock on the Caravel Record Date. Accordingly, if a valid quorum is established, a Caravel stockholder’s failure to vote by proxy or to vote at the Special Meeting with regard to the charter proposal will have the same effect as a vote “AGAINST” such proposal. Abstentions and Broker Non-Votes will count as a vote “AGAINST” the Governing Documents Proposal.

The Governing Documents Proposal is conditioned on the approval of each of the Business Combination Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Directors Proposal and the Nasdaq Proposal. It is important for you to note that in the event that the Business Combination Proposal, the Governing Documents Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Directors Proposal or the Nasdaq Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination.

Recommendation of the Caravel Board

THE CARAVEL BOARD RECOMMENDS THAT CARAVEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL.

PROPOSAL NO. 3—THE GOVERNANCE PROPOSAL

Overview

Caravel stockholders are also being asked to vote on the governance provisions referred to below, which are included in the amended and restated certificate of incorporation (the New Rover Charter). In accordance with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis.

In the judgment of the Caravel Board, these provisions are necessary to adequately address the needs of Caravel and its stockholders following the consummation of the transactions contemplated by the Business Combination Agreement. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Caravel intends that the New Rover Charter set forth on Annex B will take effect at consummation of the Business Combination, assuming adoption of the Governing Documents Proposal.

Proposal No. 3A: Change in Authorized Shares

Description of Amendment

The amendment would increase our total number of authorized shares of all classes of capital stock from 221,000,000 shares to 1,000,000,000 shares, which would consist of (i) increasing the Caravel Class A Common Stock from 200,000,000 shares to 990,000,000 shares, (ii) increasing Caravel’s preferred stock from 1,000,000 to 10,000,000 shares and (iii) eliminating the Caravel Class B Common Stock.

Reasons for the Amendment

The amendment provides for the increase necessary to consummate the transactions including, without limitation, the PIPE Investment, and also provides shares of Caravel Class A Common Stock to reserve for issuance upon exercise of the options and warrants and necessary to allow future equity awards to be made under the Incentive Plan and the ESPP after the closing of the transactions contemplated by the Business Combination Agreement, as well as flexibility for future issuances of common stock determined by the Caravel Board to be in the best interests of Caravel without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Proposal No. 3B: Required Vote to Amend the Charter

Description of Amendment

The amendment provides that the approval of 66 2/3% of the total voting power of the then outstanding voting securities, voting together as a single class, is required to make any amendments to certain provisions of the New Rover Charter.

Reasons for Amendment

The amendment is intended to protect key provisions of the New Rover Charter from arbitrary amendments and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Vote Required

The approval of the Governance Proposal will require the affirmative vote of a majority of the votes cast by holders of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Accordingly, if a valid quorum is established, a Caravel stockholder’s failure to vote by proxy or to vote at the Special Meeting, abstentions and Broker Non-Votes with regard to the Governance Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the Governance Proposal.

As discussed above, a vote to approve the Governance Proposal is an advisory vote, and therefore, is not binding on Caravel or the Caravel Board. Accordingly, regardless of the outcome of the non-binding advisory vote, Caravel intends that the proposed amended and restated certificate of incorporation, in the form set forth on Annex B and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of the Governing Documents Proposal.

Recommendation of the Caravel Board

THE CARAVEL BOARD UNANIMOUSLY RECOMMENDS THAT CARAVEL STOCKHOLDERS VOTE “FOR” THE GOVERNANCE PROPOSAL.

PROPOSAL NO. 4 — THE NASDAQ PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, the aggregate consideration to be paid in the Merger to the Rover stockholders will consist of shares of Caravel Class A Common Stock, the precise number of which is dependent upon the number of Rover common stockholders who make a cash election, at a reference price of $10.00 per share of Caravel Class A Common Stock, pursuant to the Business Combination Agreement. We refer to such shares of Caravel Class A Common Stock as the “Merger Consideration.” Valuation ascribed to the Rover business and reference price for shares of Caravel Class A Common Stock under the terms of the Business Combination Agreement may not be indicative of the price that will prevail in the trading market following the Business Combination and the trading price of Caravel Class A Common Stock may fluctuate substantially and may be higher or lower than the reference price. As a result, Rover stockholders cannot be sure of the value of the shares of Caravel Class A Common Stock they will receive in the Business Combination on the terms and subject to the conditions set forth in the Business Combination Agreement.

Additionally, in connection with the Business Combination, Caravel entered into the PIPE Subscription Agreements, pursuant to which Caravel has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to buy from Caravel, 5,000,000 shares of Caravel Class A Common Stock at a purchase price of $10.00 per share for an aggregate commitment of $50,000,000. The PIPE Investment is conditioned upon, among other conditions, and will be consummated concurrently with, the closing of the Merger. We refer to the shares of Caravel Class A Common Stock to be issued in the PIPE Investment as the “PIPE Shares.”

As contemplated by the Incentive Plan Proposal, we intend to reserve 17,200,000 shares of Caravel Class A Common Stock for grants of awards under the Incentive Plan. See “Proposal No. 5—The Incentive Plan Proposal.”

As contemplated by the ESPP Proposal, we intend to reserve 2,600,000 shares of Caravel Class A Common Stock for grants of awards under the ESPP. See “Proposal No. 6—The Employee Stock Purchase Plan Proposal.”

The terms of the Merger Consideration, the PIPE Investment, the Incentive Plan and the ESPP are complex and only briefly summarized above.

For further information, please see the full text of the Business Combination Agreement, which is attached as Annex A hereto.

Why Caravel Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Rules 5635(a), (b), (c), and (d). Under Nasdaq Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock) or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, the Merger Consideration and the PIPE Shares will exceed 20% or more of our outstanding common stock and 20% or more of the voting power, in each case outstanding before the issuance of such shares in connection with the transactions contemplated by the Business Combination Agreement. In addition, the Business Combination Agreement also provides for the potential issuance of 22,500,000 additional shares of Caravel Class A Common Stock (the “Earnout Shares”) subject to certain conditions being met. See “—The Business Combination Agreement—Consideration”.

Under Nasdaq Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Under Nasdaq Rule 5635(b), the issuance of the Merger Consideration will result in a “change of control” of Caravel.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement and (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. Because shares of Caravel Class A Common Stock will be issued in exchange for all of the equity interests of Rover, the deemed issuance price of the shares of Caravel Class A Common Stock may be less than the lower of (i) the closing price immediately preceding the signing of the Business Combination Agreement and (ii) the average closing price of the Caravel Class A Common Stock for the five trading days immediately preceding the signing of the Business Combination Agreement. If the Business Combination Proposal is approved, the issuance of the shares of Caravel Class A Common Stock will exceed 20% of the shares of Caravel Common Stock currently outstanding. Because the issuance price may be deemed to be below the lower of (i) the closing price immediately preceding the signing of the Business Combination Agreement and (ii) the average closing price of the Caravel Class A Common Stock for the five trading days immediately preceding the signing of the Business Combination Agreement, the Nasdaq Rules may require that Caravel obtain stockholder approval of the issuance of the shares of Caravel Class A Common Stock in connection with the consummation of the transactions.

Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when an equity incentive or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

It is anticipated that, upon completion of the transactions: (i) Caravel’s Public Stockholders (other than the PIPE Investors) will retain an ownership interest of approximately 18.6% in the Combined Company; (ii) the PIPE Investors (other than the Sponsor and its affiliates) will own approximately 3.4% of the Combined Company; and (iii) current holders of Rover Stock and Rover Options will collectively own approximately 78.0% of the Combined Company (excluding shares purchased by current Rover stockholders in the PIPE Investment). These levels of ownership interest: (i) exclude the impact of the shares of Caravel Class A Common Stock underlying the warrants and those reserved for issuance under the Incentive Plan and the ESPP, (ii) do not take into account any Earnout Shares and (iii) assume that no Public Stockholder exercises Redemption Rights with respect to its Public Shares for a pro rata portion of the funds in Caravel’s Trust Account and that 147,591,333 shares of Caravel Class A Common Stock are issued as Merger Consideration and are outstanding as of the closing of the Merger.

For the reasons described above, we are seeking the approval of our stockholders for the issuance of shares of Caravel Common Stock pursuant to the transactions contemplated by the Business Combination Agreement.

Vote Required

The approval of the Nasdaq Proposal will require the affirmative vote of a majority of the votes cast by holders of the Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Accordingly, if a valid quorum is established, a Caravel stockholder’s failure to vote by proxy or to vote at the Special Meeting and Broker Non-Votes with regard to the Nasdaq Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is outstanding, but will have no effect on the outcome of the Nasdaq Proposal.

The Merger is conditioned on the approval of the Nasdaq Proposal, subject to the terms of the Business Combination Agreement.

Recommendation of the Caravel Board

THE CARAVEL BOARD UNANIMOUSLY RECOMMENDS THAT CARAVEL STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

PROPOSAL NO. 5—THE INCENTIVE PLAN PROPOSAL

We are seeking stockholder approval for the New Rover 2021 Equity Incentive Plan, or the “2021 Plan,” a copy of which is included as Annex D. The 2021 Plan is being adopted in connection with the Business Combination Agreement and will become effective upon the Closing. The 2021 Plan is intended to replace the Rover 2011 Equity Incentive Plan, as amended, or the 2011 Plan, which will expire as to future grants as of the effective date of the Merger. Approval of the 2021 Plan will allow New Rover to provide equity awards as part of New Rover’s compensation program, an important tool for motivating, attracting and retaining talented employees and for creating stockholder value. Non-approval of the 2021 Plan will compel New Rover to significantly increase the cash component of employee compensation following the Closing to attract and retain key employees because New Rover would need to replace components of compensation Rover previously delivered in equity awards, which would therefore reduce New Rover’s operating cash flow.

The Caravel Board believes that long-term incentive compensation programs align the interests of management, employees and stockholders to create long-term stockholder value. Equity plans such as the 2021 Plan increase New Rover’s ability to achieve this objective, and, by allowing for several different forms of long-term incentive awards, helps New Rover to recruit, reward, motive, and retain talented personnel. The Caravel Board believes that the approval of the 2021 Plan is essential to New Rover’s continued success, and in particular, New Rover’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor marks in which New Rover will compete. Such awards are also crucial to New Rover’s ability to motivate employees to achieve its goals.

Key Plan Provisions

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The 2021 Plan will continue until terminated by the New Rover Board or New Rover’s compensation committee, but (i) no incentive stock options may be granted after ten (10) years from the earlier of the Caravel Board or stockholder approval of the 2021 Plan and (ii) the 2021 Plan’s automatic share reserve increase (as described below) will operate only until the tenth (10th) anniversary of the earlier of the New Rover Board or stockholder approval of the 2021 Plan.

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The 2021 Plan provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards.

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17,200,000 shares of New Rover Class A Common Stock will be authorized for issuance pursuant to awards under the 2021 Plan, plus 20,413,459 additional shares of New Rover Class A Common Stock that may become available for issuance as a result of recycling of assumed awards under the 2011 Plan, as described below.

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The 2021 Plan provides for an automatic share reserve increase feature, whereby the share reserve will automatically be increased on the first day of each fiscal year beginning with the 2022 fiscal year, in an amount equal to the least of (i) 25,740,000 shares, (ii) 5% of the total number of shares of all classes of New Rover Common Stock outstanding on the last day of the immediately preceding fiscal year, and (iii) a lesser number of shares as determined by the administrator.

•	The 2021 Plan will be administered by the New Rover Board or, if designated by the New Rover Board, New Rover’s compensation committee.

Summary of the 2021 Plan

The following paragraphs provide a summary of the principal features of the 2021 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan.

Purposes of the 2021 Plan

The purposes of the 2021 Plan are to attract and retain personnel for positions with New Rover, any parent or subsidiary, and any entity that is in control of, is controlled by or is under common control with New Rover (such entities are referred to herein as the company group); to provide additional incentive to employees, directors, and consultants; and to promote the success of New Rover’s business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2021 Plan may determine.

Eligibility

The 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to New Rover’s employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to employees, directors and consultants of New Rover and the company group. Following the Closing, we expect New Rover to have, collectively, seven (7) non-employee directors and approximately 325 employees (including employee directors).

Authorized Shares

Subject to the adjustment provisions contained in the 2021 Plan and the evergreen provision described below, the maximum number of shares of New Rover Class A Common Stock that may be issued pursuant to awards under the 2021 Plan is (i) 17,200,000 shares of New Rover Class A Common Stock, plus (ii) any shares of New Rover Common Stock subject to stock options other awards that were assumed in the Business Combination and expire or otherwise terminate without having been exercised in full, are tendered to or withheld by New Rover for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by New Rover due to failure to vest, with the maximum number of shares to be added to the 2021 Plan pursuant to clause (ii) equal to 20,413,459 shares of New Rover Class A Common Stock. The 2021 Plan also includes an evergreen provision that provides for an automatic annual increase to the number of shares of New Rover Class A Common Stock available for issuance under the 2021 Plan on the first day of each fiscal year beginning with the 2022 fiscal year, equal to the least of:

•	25,740,000 shares of New Rover Class A Common Stock;
•	5% of the total number of shares of all classes of New Rover Common Stock as of the last day of our immediately preceding fiscal year; and
•	such lesser amount determined by the administrator.

The 2021 Plan provides that the evergreen provision will operate only until the tenth (10th) anniversary of the earlier of the New Rover Board or stockholder approval of the 2021 Plan.

Generally, if an award expires or becomes unexercisable without having been exercised in full, is surrendered under an exchange program described below, or, with respect to restricted stock, restricted stock units or performance awards, is forfeited to or reacquired by us due to the failure to vest, the unpurchased shares (or for awards other than options or stock appreciation rights, the forfeited or repurchased shares) that were subject to such awards will become available for future grant or sale under the 2021 Plan (unless it has terminated). With respect to stock appreciation rights, only shares actually issued will cease to be available. Shares that actually have been issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future distribution under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale. To the extent an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance.

If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of New Rover, other change in the corporate structure of New Rover affecting the shares, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any of its successors) affecting the shares occurs (including a change in control of New Rover), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits contained in the 2021 Plan.

Plan Administration

The New Rover Board or a committee appointed by the New Rover Board will administer the 2021 Plan and are referred to as the administrator. Different administrators may administer the 2021 Plan with respect to different groups of service providers. The New Rover Board may retain the authority to concurrently administer the 2021 Plan and revoke the delegation of some or all authority previously delegated.

Subject to the terms of the 2021 Plan and applicable laws, the administrator generally will have the power, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable for administering the 2021 Plan. The administrator will have the power to administer the 2021 Plan, including but not limited to the power to construe and interpret the 2021 Plan and awards granted under the 2021 Plan, and determine the terms of awards, including but not limited to the exercise price (if any), the number of shares of New Rover Common Stock subject to each award, the time when awards may vest or be exercised (including the ability to accelerate the vesting and exercisability of awards), and the form of consideration payable upon exercise, if applicable. The administrator may select the service providers to whom awards may be granted and approve forms of awards agreements under the 2021 Plan. The administrator will also have the authority to amend awards (including but not limited to the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option) and to temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, subject to the provisions of the 2021 Plan. The administrator may institute and determine the terms and conditions of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) participants have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (iii) the exercise price of an outstanding award is increased or reduced. Unless a participant is on an approved leave of absence, the administrator will have sole discretion to determine the date on which a participant stops actively providing services to New Rover or the company group. The administrator’s decisions, determinations, and interpretations are final and binding on all participants and any other holders of awards.

Stock Options

Options may be granted under the 2021 Plan. Subject to the provisions of the 2021 Plan, the administrator will determine the terms and conditions of options, including when such options vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such options will vest or become exercisable). The per share exercise price of any option generally must be at least 100% of the fair market value of a share on the date of grant, and the term of an incentive stock option may not be more than 10 years. However, with respect to any incentive stock option granted to an individual who owns 10% of the voting power of all classes of stock of New Rover or any of its parent or subsidiary corporations, the term of such option must not exceed 5 years, and the per share exercise price of such incentive stock option must be at least 110% of the fair market value of a share on the grant date. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her option for the period of time stated in his or her option agreement. In no event may an option be exercised later than the expiration of its term, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2021 Plan. Subject to the provisions of the 2021 Plan, the administrator will determine the other terms of options, including but not limited to the acceptable forms of consideration for exercising an option.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of New Rover Class A Common Stock between the exercise date and the date of grant. Subject to the provisions of the 2021 Plan, the administrator will determine the terms and conditions of stock appreciation rights, including when such rights vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such rights will vest or become exercisable) and whether to pay any increased appreciation in cash, shares, or a combination of both. The per share exercise price of a stock appreciation right must be at least 100% of the fair market value a share on the date of grant with respect to United States taxpayers, and the term of a stock appreciation right will be 10 years. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its terms, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2021 Plan.

Restricted Stock

Restricted stock may be granted under the 2021 Plan. Restricted stock awards are grants of shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us or members of the company group), and the administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting but will not have dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under the 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one Share. The administrator will determine the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed and to settle earned restricted stock units in cash, shares, or a combination of both.

Performance Awards

Performance awards may be granted under the 2021 Plan. Performance awards are awards that will result in a payment to a participant only if objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance objectives in its discretion, which, depending on the extent to which they are met, will determine the value of the payout for the performance awards to be paid out to participants. The administrator will have the discretion to reduce or waive any performance objectives or other vesting provisions for performance awards. Performance awards will have a threshold, target, and maximum payout value established by the administrator on or before to the grant date. The administrator will have the discretion to pay earned performance awards in the form of cash, shares, or in some combination of both.

Non-Employee Directors

The 2021 Plan provides that any non-employee director, in any fiscal year, may not be paid, issued or granted cash retainer fees and equity awards (including awards under the 2021 Plan) with an aggregate value of more than $750,000, increased to $1,000,000 in connection with the non-employee director’s initial service, with the value of each equity award based on its grant date fair value. For purposes of this limitation, the grant date fair value is determined in accordance with U.S. generally accepted accounting principles. Any cash compensation or equity awards granted under the 2021 Plan to a non-employee director for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2021 Plan generally does not allow for the transfer or disposal of awards and only the recipient of an award may exercise an award during his or her lifetime. Any unauthorized transfer will be void.

Dissolution or Liquidation.

If there is a proposed liquidation or dissolution of New Rover, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control

The 2021 Plan provides that if there is a merger or a “change in control” (as defined under the 2021 Plan) of New Rover, each outstanding award will be treated as the administrator determines (subject to the following paragraph) without a participant’s consent, including that an award be continued by the successor corporation or that vesting of awards may accelerate automatically upon consummation of the transaction. The administrator will not be required to treat all awards, portions of awards or participants similarly and may modify awards, subject to the provisions of the 2021 Plan.

If the successor corporation does not continue an award (or some portion of such award), the participant will fully vest in (and have the right to exercise) 100% of the then-unvested shares subject to his or her outstanding options and stock appreciation rights, all restrictions on 100% of the participant’s outstanding restricted stock and restricted stock units will lapse, and, regarding 100% of participant’s outstanding awards with performance-based vesting, all performance goals or other vesting criteria will be treated as achieved at 100% of target levels and all other terms and conditions met. In no event will vesting of an award accelerate as to more than 100% of the award. If options or stock appreciation rights are not continued when a change in control or a merger of New Rover with or into another corporation or other entity occurs, the administrator will notify the participant in writing or electronically that the participant’s vested options or stock appreciation rights (after considering the foregoing vesting acceleration, if any) will be exercisable for a period of time determined by the administrator in its sole discretion and all of the participant’s options or stock appreciation rights will terminate upon the expiration of such period (whether vested or unvested).

With respect to awards held by a non-employee director, in the event of a change in control, the non-employee director will fully vest in and have the right to exercise his or her options and/or stock appreciation rights, all restrictions on his or her restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant.

Forfeiture and Clawback

All awards granted under the 2021 Plan will be subject to recoupment under any clawback policy that we are required to adopt under applicable law or listing standards. In addition, the administrator may impose such other clawback, recovery or recoupment provisions in an award agreement as the administrator determines necessary or appropriate, including without limitation to any reacquisition right regarding previously acquired shares or other cash or property. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an award.

Amendment or Termination

The 2021 Plan will become effective upon the Closing and will continue in effect until terminated by the administrator, but (i) no incentive stock options may be granted after ten (10) years from the earlier of the Caravel Board or stockholder approval of the 2021 Plan and (ii) the 2021 Plan’s automatic share reserve increase (as described below) will operate only until the tenth (10th) anniversary of the earlier of the New Rover Board or stockholder approval of the 2021  Plan. In addition, the New Rover Board will have the authority to amend, suspend, or terminate the 2021 Plan, but such action generally may not materially impair the rights of any participant without his or her written consent.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations as of March 2021, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price, and we will not be entitled to any deduction for federal income tax purposes.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by us for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits for purposes.

Nonstatutory Stock Options

A participant generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the participant normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss. No tax deduction is available to us with respect to the grant of a nonstatutory stock option or the sale of the shares acquired through the exercise of the nonstatutory stock option.

Stock Appreciation Rights

In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the IRS no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards

There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Awards

A participant generally will recognize no income upon the grant of a performance award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A

Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the 2020 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for New Rover

New Rover generally will be entitled to a tax deduction in connection with an award under the 2021 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and certain “covered employees” as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW ROVER WITH RESPECT TO AWARDS UNDER THE 2021 Plan. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Number of Awards Granted to Employees, Consultants and Directors

The number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance. We have not previously sponsored an equity incentive plan, and, therefore, the aggregate number of shares of New Rover Class A Common Stock which would have been received by or allocated to our named executive officers; executive officers, as a group; directors who are not executive officers, as a group; and all other current employees who are not executive officers, as a group is not determinable.

Vote Required for Approval

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Accordingly, if a valid quorum is established, a Caravel stockholder’s failure to vote by proxy or to vote at the Special Meeting and Broker Non-Votes with regard to the Incentive Plan Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is outstanding, but will have no effect on the outcome of the Incentive Plan Proposal.

Recommendation of the Caravel Board

THE CARAVEL BOARD UNANIMOUSLY RECOMMENDS THAT CARAVEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL

PROPOSAL NO. 6—THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

We are seeking stockholder approval for the New Rover 2021 Employee Stock Purchase Plan, or the “ESPP,” a copy of which is included as Annex E. The ESPP is being adopted in connection with the Business Combination Agreement and will become effective upon the Closing.

The ESPP will provide eligible employees an opportunity to purchase shares of New Rover Class A Common Stock at a discount through accumulated contributions of their earned compensation. The Caravel Board has determined that offering an employee stock purchase plan is important to New Rover’s ability to compete for talent. The ESPP will become a significant part of New Rover’s overall equity compensation strategy (especially with respect to New Rover’s nonexecutive employees) if it is approved by our stockholders. Non-approval of the ESPP will mean that New Rover may not be able to offer competitive compensation to existing employees and qualified candidates, which could prevent New Rover from successfully attracting and retaining highly skilled employees.

The ESPP’s initial share reserve is 2,600,000 shares of New Rover Class A Common Stock. Following the ESPP’s effectiveness, offering periods will not commence under the ESPP until determined by the New Rover Board or its compensation committee.

The Caravel Board believes that an employee stock purchase plan will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to the success of New Rover. The ESPP provides a significant incentive by allowing employees to purchase shares of New Rover Class A Common Stock at a discount.

Summary of the 2021 Employee Stock Purchase Plan

The following paragraphs provide a summary of the principal features of the ESPP and its operation. However, this summary is not a complete description of all of the provisions of the ESPP and is qualified in its entirety by the specific language of the ESPP.

Purpose

The purpose of the ESPP is to provide eligible employees of New Rover with an opportunity to purchase shares of New Rover Class A Common Stock through accumulated contributions, which generally will be made through payroll deductions. The ESPP permits the administrator (as discussed below) to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP authorizes the grant of purchase rights that do not qualify under Code Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.

Shares Available for Issuance

Subject to adjustment upon certain changes in New Rover’s capitalization as described in the ESPP, the maximum number of shares of New Rover Class A Common Stock that will be available for issuance under the ESPP will be 2,600,000 shares. The shares may be authorized, but unissued, or reacquired New Rover Class A Common Stock. The number of shares available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with the 2022 fiscal year equal to the least of:

•	5,150,000 shares of New Rover Class A Common Stock;
•	1.5% of the total number of shares of all classes of New Rover Common Stock as of the last day of our immediately preceding fiscal year; and
•	such lesser amount determined by the administrator.

We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the ESPP, the level of contributions made by participants and the future price of shares of New Rover Class A Common Stock.

Administration

The ESPP will be administered by the New Rover Board or a committee appointed by the New Rover Board that is constituted to comply with applicable laws. We expect the New Rover compensation committee to be the administrator of the ESPP. Subject to the terms of the ESPP, the administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate subsidiaries and affiliates as participating in the Section 423 Component and the Non-Section 423 Component, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish such procedures that it deems necessary or advisable for the administration of the ESPP. The administrator is authorized to adopt rules and procedures in order to: determine eligibility to participate, determine the definition of compensation for the purposes of contributions to the ESPP, handle contributions to the ESPP, coordinate the making of contributions to the ESPP, establish bank or trust accounts to hold contributions to the ESPP, effect the payment of interest, effect the conversion of local currency, satisfy obligations to pay payroll tax, determine beneficiary designation requirements, implement and determine withholding procedures and determine procedures for the handling of stock certificates that vary with applicable local requirements. The administrator also is authorized to determine that, to the extent permitted by applicable law, the terms of a purchase right granted under the ESPP or an offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the ESPP or the same offering to employees resident solely in the U.S. Every finding, decision and determination made by the administrator will, to the full extent permitted by law, be final and binding upon all parties.

Eligibility

Generally, all of our employees will be eligible to participate if they are customarily employed by New Rover, or any participating subsidiary or affiliate of New Rover, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the U.S Securities Exchange Act of 1934, as amended, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares under the ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of New Rover or of any parent or subsidiary of New Rover; or

•

holds rights to purchase shares under all employee stock purchase plans of New Rover or any parent or subsidiary of New Rover that accrue at a rate that exceeds $25,000 worth of shares for each calendar year in which such rights are outstanding at any time.

Offering Periods

The ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows New Rover to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the ESPP.  Offering periods will begin and end on such dates as may be determined by the administrator in its discretion, in each case on a uniform and nondiscriminatory basis, and may contain one or more purchase periods.  The administrator may change the duration of offering periods (including commencement dates) with respect to future offerings so long as such change is announced prior to the scheduled beginning of the first offering period affected.   No offering period may last more than twenty-seven (27) months.

Contributions

The ESPP will permit participants to purchase shares of New Rover Class A Common Stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 20% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may not change the rate of his or her contributions during an offering period.

Exercise of Purchase Right

Amounts contributed and accumulated by the participant will be used to purchase shares of New Rover Class A Common Stock at the end of each purchase period. A participant may purchase a maximum number of shares of during a purchase period as determined by the administrator in its discretion and on a uniform and nondiscriminatory basis. The purchase price of the shares will be 85% of the lower of the fair market value of New Rover Class A Common Stock on the first trading day of the offering period or on the exercise date, which is generally the last trading day of a purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Termination of Participation

Participation in the ESPP generally will terminate when a participating employee’s employment with us or a designated company ceases for any reason, the employee withdraws from the ESPP or New Rover terminates or amends the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, in general the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.

Non-Transferability

Neither contributions credited to a participant’s account nor rights to purchase shares of New Rover Class A Common Stock and any other rights and interests under the ESPP may be assigned, transferred, pledged or otherwise disposed of (other than by will, the laws of descent and distribution or beneficiary designation in the event of death). Any attempt at such prohibited disposition will be without effect, except that we may treat such act as an election to withdraw participation.

Certain Transactions

In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of New Rover Class A Common Stock or our other securities, or other change in New Rover’s corporate structure affecting the New Rover Class A Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the ESPP in such manner it may deem equitable, will adjust the number and class of shares that may be delivered under the ESPP, the purchase price per share, the class and the number of shares covered by each purchase right under the ESPP that has not yet been exercised, and the numerical limits of the ESPP.

In the event of New Rover’s proposed dissolution or liquidation, any ongoing offering periods will be shortened and will terminate immediately before completion of the proposed dissolution or liquidation following the purchase of shares under the shortened offering periods, unless provided otherwise by the administrator. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.

In the event of our merger or “change in control” (as defined in the ESPP), each outstanding option under the ESPP will be assumed or substituted for by the successor corporation or its parent or subsidiary. In the event that options are not assumed or substituted for, the offering period will be shortened by setting a new exercise date on which the offering period will end, which will occur prior to the closing of the merger or change in control.  Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.

Amendment; Termination

The administrator will have the authority to amend, suspend or terminate the ESPP. The ESPP automatically will terminate in 2041, unless it is terminated sooner. If the administrator determines that the ongoing operation of the ESPP may result in unfavorable financial accounting consequences, the administrator may modify, amend or terminate the ESPP to reduce or eliminate such accounting consequence. If the ESPP is terminated, the administrator in its discretion may terminate all outstanding offering periods either immediately or after completion of the purchase of shares under the ESPP (which may be adjusted to occur sooner than originally scheduled), or in accordance with their terms. If options are terminated prior to their expiration, then all amounts credited to participants that have not been used to purchase shares will be returned, without interest (unless otherwise required under applicable law), as soon as administratively practicable.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the ESPP. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction to which the participant may be subject. As a result, tax consequences for any particular participant may vary based on individual circumstances.

The ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under an employee stock purchase plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to the Company, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares of common stock acquired under the ESPP or in the event of the participant’s death while still owning the purchased shares of common stock.

If the participant sells or otherwise disposes of the purchased shares within two years after the start date of the offering period in which the shares were acquired or within one year after the actual purchase date of those shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and we will be entitled to an income tax deduction equal in amount to such excess, for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant’s basis in the shares, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares have been held for more than one year since the date of purchase, the gain or loss will be long-term.

If the participant sells or disposes of the purchased shares more than two years after the start date of the offering period in which the shares were acquired and more than one year after the actual purchase date of those shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares and (ii) 85% of the fair market value of the shares on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. New Rover will not be entitled to an income tax deduction with respect to such disposition.

In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% U.S. Federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares purchased under the ESPP. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

If the participant still owns the purchased shares at the time of death, the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price and (ii) 85% of the fair market value of the shares on the start date of the offering period in which those shares were acquired will constitute ordinary income in the year of death.

Number of Awards Granted to Employees, Consultants and Directors

Participation in the ESPP is voluntary and dependent on each eligible employee’s election to participate, the amount of his or her eligible compensation, and his or her determination as to the portion of his or her eligible compensation to contribute to the ESPP. Further, the number of shares of New Rover Class A Common Stock that may be purchased under the ESPP is determined, in part, by the price of shares of New Rover Class A Common Stock on the first day of each offering period and applicable exercise date of each purchase period. Accordingly, the actual number of shares that would be purchased by any individual under the ESPP in the future is not determinable. We have not previously sponsored an employee stock purchase plan, and, therefore, the aggregate number of shares of New Rover Class A Common Stock which would have been received by or allocated to our named executive officers; executive officers, as a group; and all other current employees who are not executive officers, as a group, who may participate in the ESPP is not determinable. Nonemployee members of the Board are not eligible to participate in the ESPP.

Vote Required for Approval

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Accordingly, if a valid quorum is established, a Caravel stockholder’s failure to vote by proxy or to vote at the Special Meeting and Broker Non-Votes with regard to the ESPP Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is outstanding, but will have no effect on the outcome of the ESPP Plan Proposal.

Recommendation of the Caravel Board

THE CARAVEL BOARD UNANIMOUSLY RECOMMENDS THAT CARAVEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 7 — THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming the Business Combination Proposal is approved at the Special Meeting, we are requesting that stockholders approve and adopt a proposal to elect eight (8) directors to the Board, effective immediately upon the Closing, with each Class I director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2022, each Class II director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2023 and each Class III director having a term that expires immediately following Caravel’s annual meeting of stockholders for the calendar year ending December 31, 2024, or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death. Pursuant to the Business Combination Agreement, one Class III director will be appointed by the Sponsor and a majority of the directors will be independent under applicable Nasdaq Listing Rules.

We are proposing Aaron Easterly and Venky Ganesan to serve as the Class I directors, Scott Jacobson, Greg Gottesman and Susan Athey to serve as Class II directors and Kristina Leslie, Megan Siegler and Adam H. Clammer to serve as Class III director. Mr. Easterly is expected to serve as Chairman of the Board.

See “Management of New Rover After the Business Combination.”

Vote Required

If a quorum is present, directors are elected by a plurality of the votes cast, represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. This means that the eight nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. Accordingly, if a valid quorum is established, a Caravel stockholder’s failure to vote by proxy or to vote at the Special Meeting and Broker Non-Votes with regard to the Director Election Proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the Director Election Proposal.

The Director Election Proposal is conditioned on the approval and completion of the Business Combination Proposal, the Governing Documents Proposals, the Incentive Plan Proposal, the ESPP Proposal and the Nasdaq Proposal.

Recommendation of the Caravel Board

THE CARAVEL BOARD RECOMMENDS THAT CARAVEL STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE EIGHT DIRECTOR NOMINEES TO THE BOARD.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Caravel Board to submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Governing Documents Proposal, the Governance Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal.

In no event will Caravel solicit proxies to adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its certificate of incorporation and Delaware law. The purpose of the Adjournment Proposal is to provide more time for the Sponsor, Caravel and/or their respective affiliates to make purchases of Public Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on such proposal and to meet the requirements that are necessary to consummate the Business Combination. See “Proposal No. 1—The Business Combination—Interests of Caravel’s Directors and Officers in the Business Combination.”

In addition to an adjournment of the Special Meeting upon approval of an adjournment proposal, the Caravel Board is empowered under Delaware law to postpone the meeting at any time prior to the Special Meeting being called to order. In such event, Caravel will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an adjournment proposal is presented at the Special Meeting and is not approved by the stockholders, the Caravel Board may not be able to adjourn the Special Meeting to a later date. In such event, the Business Combination would not be completed.

Vote Required

The approval of the Adjournment Proposal will require the affirmative vote of a majority of the votes cast by holders of shares of Caravel Common Stock represented at the Special Meeting by attendance via the virtual meeting website or by proxy and entitled to vote at the Special Meeting. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals. Accordingly, if a valid quorum is established, a Caravel stockholder’s failure to vote by proxy or to vote at the Special Meeting and Broker Non-Votes with regard to the Adjournment proposal will have no effect on such proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the outcome of the Adjournment Proposal.

Recommendation of the Caravel Board

THE CARAVEL BOARD UNANIMOUSLY RECOMMENDS THAT CARAVEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT ROVER

Mission and Purpose

We believe that everyone deserves to experience the unconditional love of pets, and Rover exists to make that possible.

We started Rover because we believed that if we could make it easy for everyday pet people to start and grow their own small pet care businesses, we could do more than enable additional income; we could unlock joy for pets, pet lovers, and pet parents everywhere. But we have discovered more—growing Rover has revealed to us the extraordinary depth of empathy, care, and love everyday people in our neighborhoods can provide. Some of the best parts of working for Rover are the stories and anecdotes that we hear about pet care providers every day.

Take Ziggy, a Jindo mix whose owners were getting married. Like many contemporary pet parents, they wanted to incorporate their beloved Ziggy into the ceremony—so they turned to Rover. The sitter they met through Rover joined them at their wedding, not only keeping Ziggy out of trouble so he’d look sharp in his matching dog-suit, but going so far as to walk him down the aisle to greet his newly married parents.

Consider pet care provider Sylvia, who doesn’t just love dogs—she gets them. She asks her clients to pack a t-shirt that they’ve slept in as part of their dog’s overnight bag. The shirt smells like home, and it helps their dog feel safe and connected while they’re away.

In other words, the pet care providers on Rover are the keys. Ordinary neighborhood pet people who, when they step in to care for your pet, reveal themselves to be extraordinary. Our shared love of pets is powerful, inclusive, and magnetic. Pets connect people with other people and can even give us a sense of belonging and meaning. It’s our privilege to be stewards of those connections and relationships.

Overview

Rover is the world’s largest online marketplace for pet care based on GBV. We connect pet parents with caring pet care providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, drop-in visits, and grooming. Through March 31, 2021, more than two million unique pet parents and more than 500,000 pet care providers across North America and Europe have booked a service on Rover, enabling millions of moments of joy and play for people and pets.

For pets and their parents, we started Rover to create a better pet care alternative than the existing options of friends and family, neighbors and kennels. We built a marketplace where pet parents could match with pet lovers who wanted to earn extra income. We believe that these matches not only enable better care for pets, but also create joy for both parties, and we sought to simplify radically the logistics of pet care. We built a simple and easy-to-use platform to enable pet parents to discover, book, pay and review pet care providers online or in our app.

For pet care providers, we built tools to easily create a listing in the Rover marketplace, along with simple tools for scheduling and booking care, communicating with pet parents, and receiving payment. To delight both parents and pet care providers, we invested in a customer service team to support them along the way. We went even further, aiming for the Rover brand to be a promise kept of trust and safety. We built a team to assist when problems arise during bookings and backed our marketplace with the Rover Guarantee program to assist with certain out-of-pocket costs incurred by parents or pet care providers in case of a problem with care. Through it all, we have been guided by our love of pets and belief in the unique human-pet bond.

Today, Rover is a category leader, based on GBV, in the online marketplace for pet care. Our scale drives ongoing improvements powered by network effects, as we can facilitate more and better matches between pet parents and pet care providers as more people join our platform. According to available credit card data, GBV on Rover was approximately 10x the size of the next closest online marketplace for pet care for the three months ended March 31, 2021, up from 7x for the three months ended March 31, 2020. This credit card data was based on a sample of transactions in the United States during such periods from a third-party market research platform that transforms raw transaction data into structured data for market analysis and comparison. To estimate our relative size to our next closest competitor we compared the third-party data for such closest competitor to the third party data for Rover. Although we believe that these samples were representative of the online market for pet care, credit card sales may not be an accurate proxy to measure the size of an online marketplace. To the extent that customers use certain card types more or less frequently than customers of our competitors, this difference in credit card composition could impact the estimated market size differential between Rover and its competitors, and actual results for the total market or for different periods may vary.

Scale in the market for pet care matters. Because each pet’s needs are unique, and pet care providers, unlike service providers in many other marketplaces, are not interchangeable. Against that backdrop, our network of care providers enables us to facilitate the match between pet, parent, and provider to best meet the unique needs and preferences of all three. We had 340,000 active providers with a booking in 2019, and we believe our network represents the largest number of high-quality providers among online marketplaces for pet care. Moreover, we have carefully designed our technology and data algorithms to leverage our growing scale by helping pet parents easily find better and better matches as our provider network expands. Our results speak for themselves—pet parents love Rover. From inception through March 31, 2021, pet parents had written more than 3.9 million reviews, and 97% of reviewed bookings had a 5-star rating. Pet parents who try Rover for the first time often become repeat customers. In 2020, 86% of our bookings were from repeat customers.

The U.S. commercial market for non-medical pet services was $10.3 billion in 2019, according to Packaged Facts. But we believe the demand for high-quality, personalized pet care far exceeds the existing market. For example, based on surveys we conduct, typically 67% of the new pet parents on our marketplace were previously relying on friends, family, and neighbors, and had never used a commercial service for pet care. Based on the number of dogs and cats in the United States and estimates of travel and daytime care needs of pet parents, we estimate that our total addressable market is approximately $79 billion.

We have experienced strong growth. In 2019, our GBV was $436.4 million, an increase of 31% from $333.3 million in 2018, and our 2019 revenue was $95.1 million, an increase of 33% from $71.4 million in 2018.

We generate revenue from service fees charged to pet care providers and pet parents based on a percentage of the booking value on our marketplace. In 2019, approximately 1.1 million pet parents completed at least one booking on Rover. Our 2019 net loss was $51.7 million, compared to a net loss of $64.7 million in 2018, and 2019 Adjusted EBITDA was ($35.2) million, compared to ($49.2) million in 2018.

The COVID-19 pandemic impacted our 2020 results. GBV for the year ended December 31, 2020 was $233.2 million, down 47% from $436.4 million in the prior year period. Revenue for the year ended December 31, 2020 was $48.8 million, down 49% from $95.1 million in the prior year period. Net loss for the year ended December 31, 2020 was $57.5 million, compared to net loss of $51.7 million for the prior year period, and Adjusted EBITDA was ($25.0) million for the year ended December 31, 2020, compared to ($35.2) million for the prior year period.

For further information about how we calculate GBV and Adjusted EBITDA, limitations of the use of such metrics and a reconciliation of Adjusted EBITDA to net loss, see “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Measures.”

The COVID-19 pandemic has taken a terrible toll on the health, safety and well-being of people everywhere. We have navigated our business and our team through this time with heavy hearts, acknowledging the heartbreaking climate with an uncertain end date. While our business has been severely impacted by COVID-19 in 2020, we believe that demand for the pet care services offered through our platform will rebound as people increasingly return to normalized travel and work activity. When COVID rapidly appeared in the United States, GBV dropped 88% in April 2020 relative to April 2019, recovering to a 54% decline in December 2020 compared to December 2019. In the second, third and fourth quarters of 2020, we cut marketing spend by an average of 87% relative to the first quarter, but new bookings only decreased 34% over the same period. We have also experienced less adverse impact in geographies that are less dense and have had fewer shutdown restrictions. In March 2021, GBV was down 32% in our most dense and restricted areas, but up 6% in our least dense and restricted areas, in each case compared to March 2019. See “Rover Management’s Discussion & Analysis of Financial Condition and Results of Operations—Impact of COVID-19.”

When we look further into the future, we believe that COVID-19 has created a number of tailwinds to accelerate progress towards our mission. For example, while demand for pet care decreased under travel restrictions, shelter-in-place orders, and work from home requirements beginning in March 2020, leading to a decline in our revenue for the remainder of 2020, pet adoptions simultaneously skyrocketed. Twenty percent of respondents to a Nielsen survey in July 2020 said they adopted one or more dogs or cats between March and June 2020, compared to fewer than 5% of respondents over the corresponding period in 2019. New and experienced pet parents, having spent more time at home bonding with their pets, may be less comfortable leaving them home alone or in a kennel in the future. The financial pressure of COVID-19 has also negatively impacted traditional commercial providers and may expand the number of people looking to earn extra income.

Moreover, consumer behavior has continued to shift meaningfully toward online and app-based experiences. Based on the combination of these factors, we believe that our business will return to strong growth when the pandemic subsides. We are inspired to keep building our business to bring the love of pets to people everywhere, especially in the times when people need it most.

Pets and Their Love in People’s Lives

Pets offer people more than companionship; they fill lives with comfort, support, and belonging. In other words, they’re a steady force of unconditional love. So, it follows that people are increasingly integrating them into their lifestyles, traditions and families.

Nearly nine out of ten households in the United States has or has had a pet. Sixty-seven percent of U.S. households have a pet, and another 20% previously owned a pet according to a 2020 National Pet Owners Survey report by the American Pet Products Association, or APPA. Generational trends in lifestyle contribute to this prevalence, with an increasing number of people choosing to bring a pet into their lives, likely driven, in part, by later average ages for marriage and children. Studies suggest that pets may decrease stress, improve heart health, and help children with their social and emotional skills, according to the U.S. National Institute of Health. In an era of social distancing during the pandemic, pet companionship and love has never been more important. A Packaged Facts survey indicated that 95% of dog owners and 94% of cat owners in the United States say that they “consider their dogs and cats to be part of the family.” This attitudinal trend is often called the “humanization of pets.” We serve a wide range of pet parents and household incomes, though our pet parents tend to be slightly younger and more affluent when compared to the age and income of the average pet owner based on a survey conducted by APPA.

How People Spend on Pets

This “humanization,” in addition to driving the growth in pet-owning households, has combined with “premiumization,” another widespread trend, to accelerate spending on pets within households. According to the results of an APPA survey, 32% of dog owners and 28% of cat owners would prioritize their pets’ medical needs over their own. Led by Millennials and Generation Z, many pet parents increasingly consider the needs of their pets, not just equally important to those of the rest of the family, but more important. While pet ownership in the United States increased 2% annually on average from 2011 to 2018, overall spending on pets increased 7% annually on average over the same period according to Market Watch. From 2014 to 2019, according to Packaged Facts, annual spending per pet-owning household on non-medical pet services, which include boarding, sitting, walking, grooming, and training, grew 26% from $120 to $152 per year. Additionally, pet spend has been recession resilient in the past. During the 2008-2009 recession, spending on pets increased 17%, compared to decreased spend in many other sectors, including entertainment, food, and housing, according to Market Watch.

Our Market Opportunity

Existing Commercial Market

The total U.S. market for pet spending was $95 billion in 2019, including pet food, veterinary services, pet supplies, and non-medical services, according to Packaged Facts. Due to impacts from COVID-19 and the related restrictions on travel and activities, Packaged Facts estimates a reduction in the market in 2020 to approximately $79 billion, we then estimate growth at a compound annual growth rate, or CAGR, of 9.2% through 2024 to reach $113 billion.

Within this market, every category except for non-medical services is highly penetrated online, with relatively few category players. In contrast, the non-medical pet services category is highly fragmented and largely offline. This category includes overnight care, daytime services, and grooming, with overnight care comprising the largest portion of the category. The non-medical pet services market is estimated to have reached $10.3 billion in 2019, and is expected to be the fastest-growing segment of the pet industry from 2020 to 2024, with an estimated CAGR of 18.6% according to Packaged Facts.

Pet Services Market Opportunity

We believe the existing commercial market for pet care is limited because of the challenges of traditional pet care service offerings. Based on surveys we conduct, typically 67% of new customers to Rover report that they have never purchased pet care before. Customers report that they have previously relied on friends, family, and neighbors for pet care services because of dissatisfaction with their commercial options. We believe that this latent demand represents an enormous expansion opportunity for the pet services industry as whole. We estimate the total addressable market today to be approximately $79 billion, including approximately $69 billion in overnight services and $10 billion in daytime services.

Overnight Services

The table below details our calculation of the overnight services opportunity in the United States. According to the APPA, 67% U.S. households, or 85 million households, had pets in 2020. To estimate trip nights per household, we take the Euromonitor estimate of 1.4 billion overnight trips in 2019 and assume 2.5 nights per domestic trip and 5.0 nights per international trip, for 3.9 billion total trip nights. Assuming 2.5 people per household, we calculate 11.4 total trip nights per household. This results in 964 million total addressable nights.

There were 97 million dogs and 76 million cats in U.S. households as of 2020, according to APPA, for a total of 173 million pets, an average of 2.0 per pet household. Based on our average nightly rate of approximately $35 per pet, this results in a total overnight market opportunity of $68.8 billion. This is more than 20x the size of the current commercial market for overnight pet services. Over the next ten years, with the growth of travel nights based on Euromonitor estimates, and our estimate of the increase in pet households, we calculate that the market could grow to $100.2 billion.

Overnight Services	Current	Future
% Households with Pets	67%	75%
Total Households (millions)	126	135
Total Pet Households (millions)	85	101
Total Trip Nights / Household	11.4	13.9
Total Addressable Nights (millions)	964	1,403
Pets Per Pet Household	2.0	2.0
Cats and Dogs in U.S. Families (millions)	173	206
Price Per Pet Per Night	$35	$35
Total ($bn)	$68.8	$100.2
Overnight TAM ($bn)	$69	$100

Daytime Services

The table below details our calculation of the daytime services opportunity in the United States. There were 97 million dogs in pet households in 2020 according to APPA, and we estimate that figure can grow to 115 million over the next ten years. We estimate the number of services per year for dog grooming and walks and the percentage of pet households addressable for these services. Based on our average rate of $50 per groom and $20 per walk, we estimate a total daytime market opportunity of $9.8 billion, with $5.8 billion from grooming services and $4.0 billion from walking services. This nearly $10 billion total addressable market is more than two times the size of the current commercial market for daytime pet services. Over the next ten years, with our estimate of the increase in pet households and addressable grooming households, we calculate that the market could grow to $13.4 billion per year.  We believe opportunities in dog daycare and drop-in visits to be incremental to this market opportunity, as well as daytime service opportunities for cats.

Daytime Services	Current	Future
Total Dogs in U.S. Families (millions)	97	115
Groomings Per Pet Per Year	3.0	3.0
Price Per Grooming	$50	$50
% Households Addressable	40%	50%
Total (billions)	$5.8	$8.7
Walks Per Dog Per Year	52.0	52.0
Price per Walk	$20	$20
% Households Addressable	4%	4%
Total (billions)	$4.0	$4.8
Daytime TAM ($bn)	$10	$13

In total, we estimate an approximately $79 billion market opportunity today, growing to $113 billion in the next ten years. We estimate that this opportunity increases by 30% when including the opportunity in the Canadian and Western European markets where we currently operate.

Overview of the Pet Services Market

Existing Options for Pet Parents

For the millions of pet parents with travel plans or busy schedules, each existing care option presents its own disadvantages, especially for parents who have concerns that their pet will not receive enough individual care or human attention.

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Family, Friends, and Neighbors. Most pet parents rely on short-term favors to care for their pets, but these arrangements can cause social guilt and require return favors. Pet parents choose friends, family, and neighbors so that their pet has a familiar experience. However, because the service is a favor, and not for pay, pet parents may feel unable to either specify or insist on particular levels of care.

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Local Independent Providers. Local mom and pop shops and independent professionals often operate at small scale with little to no online presence, primarily relying on word of mouth and marketing solutions such as flyers and local ads. As a pet parent, it is difficult to know where to find reliable information, who to call, and who to trust.

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Large Commercial Providers. Large commercial providers, such as kennels and daycares, cannot meet the individual needs of pet parents. First, they are often expensive. Second, many pets are not compatible with the crowded nature of large providers. Finally, pet parents may not feel comfortable with the quality of care their pets may receive from a commercial provider.

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Online Aggregators. Pet parents can also access general purpose online aggregators and directories, such as Craigslist, Next-door, or Yelp, to find pet care providers. However, pet parents may lack trust in these directories, or find it difficult to find an available and appropriate pet care provider.

What Pet Parents Want

We founded Rover because we believed a platform like ours could better address pet parents’ basic pet care needs—and that doing so represented an enormous business opportunity. As busy pet parents, we were ourselves familiar with the specific balance of quality, ease of use, and affordability that, if brought to market, could delight pet parents everywhere. In short, pet parents want:

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An environment where their pet feels happy and stress-free. Above all, pet parents care about how their pets feel when they are away. Pet parents want regular reassurance that their pets feel as comfortable as they would at home. While some commercial providers try to address this need with innovations like pet webcams, pet parents often desire more peace of mind.

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Confidence and reassurance that their pets are receiving excellent, personalized care. Pet parents want the ability to carefully choose a provider and to confirm that their pets’ care is personalized to their needs and expectations. They also want to know that there are resources in place to handle problems that arise while they are away from their pets.

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Technology-enabled ease of access and management. Pet parents expect to be able to use their mobile devices or computers to find available providers who will meet their pet’s needs. They want to effortlessly contact and communicate, book and pay for a service, and stay connected so they can feel confident their pet is being loved and is safe and happy in their absence.

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Care that suits their budget and their lifestyle. While many pet parents may find commercial solutions too expensive, they also live full lives and are willing to pay the right price for the right care. For other parents whose pets often have specific needs or requirements, cost is not a barrier in exchange for safe, trusted, loving care.

Why Pet Parents Love Rover and Repeatedly Book

When a pet parent encounters Rover for the first time, they immediately understand that we understand them. As pet parents new to Rover move through their first experience of browsing, booking, and managing care on our platform, our goal is to delight them by anticipating and addressing their specific, unique needs. We aim to establish Rover as an extension of and improvement upon the pet care provided by friends and family: a loving, trustworthy, reliable option that becomes the go-to solution. Our success is reflected in the loyalty of our customers—for the year ended December 31, 2020, 86% of our bookings were repeat bookings.

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Personalized care for each unique pet. The first thing we present to pet parents is a wide variety of pet care providers to choose from. Our platform empowers parents to choose providers based on type of house, access to a yard, and the presence of children. Parents can find providers that will allow their pets on their furniture or will let them sleep on the bed. We also prompt pet parents to share details about their pets’ preferences, behavior, feeding habits, and lovable quirks to empower care providers to cater their care to each pet. We allow parents to create the familiar experience of care from friends, family and neighbors for their pet, in an environment where they can also feel comfortable and specify exact care standards.

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Care provider trust as a foundation. Pet parents see that providers on Rover share detailed profiles and personal information about themselves in order to build trust. They include their names, pictures, and a description of their pet care experience and offerings, along with data on the number of repeat customers, verified customer reviews, and photos from previous stays. We also encourage pet care providers, pets, and pet parents to get to know each other before booking and mutually confirm their fit, through the use of “Meet & Greets.”

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Higher quality service at any price point. Pet parents find that pet care providers typically offer better quality service than traditional commercial offerings, at more affordable prices. For example, pet care providers on Rover’s platform charged an average cost per night per pet for boarding in the United States of approximately $34 in 2020, on the lower end of the national range of $29 to $80 per night at dog kennels according to Homeguide.com. However, for pet parents seeking luxury experiences or specialized care for their pet, including pet massages, home-cooked food, or training, those services are available on Rover as well.

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Easy booking process. Pet parents have a simple and intuitive overall experience of finding, booking, and paying a pet care provider. Contacting a pet care provider through Rover us is as easy as a few keystrokes or taps on a phone, and most pet care providers respond in order to confirm the service within about three hours.

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Verifiability of quality and peace of mind. Once a booking is in process, pet parents often receive pictures and videos of their pet, sent to them by the pet care provider through our app or online. To date, 105 million photos have been shared on our platform, or roughly an average of 5.5 photos per booking. Providers can also map their dog walks and share information with pet parents. In fact, providers reported 11.5 million pees and poops, and 2.4 million miles walked while caring for pets in 2019. Beyond the burst of joy that comes with seeing their pet’s smiling face while they are away, this provides pet parents with peace of mind.

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Rover’s commitment to safety. Finally, pet parents see that trust and safety are at the heart of what we do. On top of our 24/7 support, we set clear community guidelines and provide features that facilitate safe, informed, and positive experiences for the people and pets in our community. In the rare instance that something goes wrong during a booking, the Rover Guarantee program covers members of our community up to a specified amount for costs arising from certain injuries or damages that occur during a service booked and paid through Rover. Our dedicated Trust & Safety team is equipped to offer steady, reliable, empathetic service to pet parents and pet care providers alike should any questions arise.

What Pet Care Providers Want

Our success is built on the foundation of the pet care providers who have chosen to provide their services through us. Over the years, we have gotten to know the hundreds of thousands of care providers on the Rover platform, and understand what they want:

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Flexibility and empowerment. Pet care providers want to offer their services on their own terms. Some providers who use Rover have a separate job, are retired, or work at home and are looking for a “side hustle,” while others are looking to build a pet care business that can grow and scale to a full-time commitment. Our pet care providers tend to be younger when compared to the average pet owner based on a survey conducted by APPA.

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The love of pets in their lives. Pet care providers are driven by a shared love of pets. Passion for the playful energy and sweet companionship of a pet is a prerequisite. As one pet care provider shared in a November 2020 survey, they offer their services on Rover "to experience having a pet because I don’t have time for one—and for the extra money." It’s a common refrain among our provider community: offering pet care is more than a way to make money. We are consistently struck by their passion for pets and providing excellent care.

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Meaningful earnings, given the effort. Some pet care providers seek to make thousands of dollars per year, while others are satisfied with one or two stays per month. Whatever level they choose, satisfaction in providing care is directly tied to their ability to maximize their time with pets, and minimize time on logistics, marketing, and other administrative duties.

Why Pet Care Providers are Attracted to Rover and Stay on Our Platform

Similar to pet parents, when prospective pet care providers encounter Rover for the first time, we aim to anticipate and address many of their needs in advance in a way that they notice immediately. For the year ended December 31, 2020, 83% of our bookings were with pet care providers who had received bookings on our platform in 2019.

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Easy access to nearby demand from pet parents. The first thing that we want prospective providers to notice is that other providers in their areas have amassed dozens, if not hundreds, of reviews and repeat bookings. By browsing the profiles, reading the provider reviews, and observing stay photos, they can quickly get a sense for the experience of being a provider on Rover. And by observing the simple, straightforward profiles of the more successful providers in their areas, potential pet care providers can easily appreciate the effort that is required to establish a presence on the platform.

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Simple listing setup with an emphasis on trust. Pet care providers who establish a presence on Rover discover that, while the process itself is straightforward, it also helps them to build trust and transparency with pet parents. Specifically, pet care providers are required to pass a background check in the United States and Canada or identity verification in Europe, and disclose pertinent details about themselves and their residences that are reviewed by Rover specialists. They are encouraged to reach out to others who will write testimonials about their trustworthiness that are made available to pet parents. These measures reassure pet care providers that they are joining a platform that will represent them as trustworthy and reliable.

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Flexible, straightforward booking management tools. Our platform offers tools that allow pet care providers to manage bookings, retain information about the pet parents and pets they have booked, and safely communicate (including through their anonymized Rover number) to share photos, videos, and GPS mapping. They can receive safe, secure, and convenient online payments, set their availability with our calendar feature, and only book care that’s a fit for their preferences and schedule.

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24/7 support, for problems big and small. If something goes wrong during a booking, pet care providers have the support of our customer service team and the Rover pet care community in helping to resolve issues. For example, Rover customer service can connect pet care providers to a third-party veterinary telemedicine service to help them assess severity if a dog under their care becomes ill. Rover customer service agents can message the local community of pet care providers in the area to help look for a lost dog or to provide back-up care if that pet care provider needs to cancel at the last minute. Further, the Rover Guarantee program provides peace of mind for pet care providers, and we find that they often value it even more than pet parents.

Our Marketplace Creation Strategy

To create this new market for pet services, which requires both local network effects and platform network effects, we have developed a local marketplace and brand strategy. In particular, by providing excellent customer satisfaction, with 97% 5-star reviews, we drive word of mouth growth in a local marketplace. This drives our brand in combination with efforts such as television marketing and our leading blog for pet lovers.

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New pet parents and pet care providers join Rover organically. Pet parents and pet care providers from neighborhoods covering 96% of the United States population have signed up with Rover. In the year ended December 31, 2020, 44% of new pet parents came to us through word-of-mouth—51% in our largest U.S. markets. We also complement word-of-mouth momentum with content to drive awareness of Rover with more pet lovers. We created The Dog People, our blog, in 2014, and have scaled it to over seven million monthly unique visitors as of March 2021, one of the largest pet blogs in the world.

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Our matching algorithm increases customer satisfaction, growing the marketplace. Unlike marketplaces that invest primarily in acquisition marketing to create a flywheel of growing demand and supply, Rover’s matching algorithm is the key to our marketplace creation strategy. Because each pet’s needs are unique, pet care providers, unlike service providers in many other marketplaces, are not interchangeable. Facilitating great matches between pet, parent, and provider is the most important thing we do. Rover engineers, data scientists, and statisticians develop, maintain and update our algorithms. We use reviews, proximity, browsing, contact, and booking data to predict which pet care providers are most likely to be great matches when pet parents search for providers in our marketplace. The stages of our matching algorithm are:

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More bookings lead to more data. With more bookings we increase the density and diversity of our marketplace, adding to our data science asset and improving our ability to facilitate better matches through machine learning.

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More data leads to better matches. As activity on our platform grows, we make better matches in a geography over time. We monitor over a hundred attributes of a booking, including proximity, response time, and likelihood to rebook.

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Better matches lead to more bookings. Our proprietary Rover algorithm learns to present pet care providers who are most likely to match for a booking, and who have quick response times, increasing the likelihood that a search turns into a booking.

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Repeat bookings increase, driving brand awareness and word of mouth attraction of more new pet parents and pet care providers. As pets and parents have better experiences on Rover, they are increasingly more likely to rebook services. Increases in loyalty from pet parents also increases word of mouth marketing to other pet parents, who then join the platform. These pet parents, in turn create even more information that Rover can use to make the experiences of other pets, parents, and pet care providers even better in the future, creating a virtuous cycle. Our brand sits at the nexus of trust and love, and our brand strategy is to earn our place in pet parents’ “circle of trust” for pet care. We do this by establishing Rover as an extension and improvement upon pet care provided by friends and family: a loving, trustworthy, reliable option that becomes the go-to solution.

In these ways, improvements in our matching algorithm has compounding, accelerating effects on the ability of our marketplace to scale, and to leverage our scale into faster scaling, as seen in the figure below.

We complement our organic growth with paid customer acquisition. Our algorithm improves paid marketing efficiency as a local marketplace grows. Once our matching algorithms have enough data to increase our conversion rate and rebooking rate in a market, we accelerate investment in paid customer acquisition. In 2019, 46% of new bookings came from paid channels. We use predictive analytics to invest in marketing and target a one to two quarter payback period, inclusive of variable costs. Because of our matching algorithm, we can acquire customers more efficiently than competing platforms with lower conversion rates.

Competitive Strengths

As we grow our online pet care marketplace, our competitive strengths relative to other online platforms include:

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Largest number of high-quality pet care providers. Pet care providers are attracted to the Rover platform. As pet parents conduct more transactions on the platform, they create additional bookings for pet care providers. Additional bookings enable care providers to make more money and to manage their listings so that the matches they receive are even more targeted to their own preferences without sacrificing earnings. For example, a pet care provider who desires to book only with Havanese dogs may find herself able to do that over time as she amasses sufficient reviews and repeat customers, and as the Havanese bookings increase. This ability to precisely satisfy the unique preferences of pet care providers is very difficult to replicate and translates to enormous provider satisfaction and advocacy. Pet care providers come to our platform organically and stay with it. For example, we find that 70% of our providers receive three or more bookings in their first 12 months on the platform. For those in this group, when comparing year 2 revenue to year 1 repeat revenue, providers experience above 90% revenue retention. In subsequent years, we see revenue retention increase.

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Rover algorithm and data scale to make better matches. The scale and breadth of Rover’s pet care provider network, coupled with the evolution of our algorithm, enables us to continuously improve matches on our platform. Instead of just investing in marketing to grow our marketplace, we have focused on matching the needs and preferences of each individual pet parent to the best pet care provider. As a result, pet parents who were first-time users of Rover during the three months ended March 31, 2021 were over 10 times more likely to find and book with a pet care provider than first-time users in 2012.

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Multiple network effects. According to available credit card data, we are the leading marketplace for pet services in the United States, Canada and Europe; GBV on Rover in the United States was approximately 10x the size of the next closest online marketplace for pet care for the three months ended March 31, 2021, up from 7x for the three months ended March 31, 2020. This credit card data was based on a sample of transactions in the United States during such periods from a third-party market research platform that transforms raw transaction data into structured data for market analysis and comparison. To estimate our relative size to our next closest competitor we compared the third-party data for such closest competitor to the third party data for Rover. Although we believe that these samples were representative of the online market for pet care, credit card sales may not be an accurate proxy to measure the size of an online marketplace. To the extent that customers use certain card types more or less frequently than customers of our competitors, this difference in credit card composition could impact the estimated market size differential between Rover and its competitors, and actual results for the total market or for different periods may vary. With our leading scale, we can offer pet parents and pet care providers the benefits of density and diversity in a local marketplace. Pet parents searching for care on Rover can often find providers that live in their neighborhoods, or even—in the case of people in large cities—in their own apartment buildings. They can also find pet care providers who have both a broad diversity of environment, offerings, availability, capabilities, and price points to meet the unique needs of their pets. Many of these providers will also have dozens, if not hundreds, of reviews and repeat customers. This combination of density, diversity, and quality results in better matches and more positive experiences on our marketplace.

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Strong pet parent loyalty and word-of-mouth growth. In 2019, 1.1 million unique pet parents had a booking on our platform. We define pet parent cohorts by the month/period in which pet parents first booked on our platform. Of our January 2019 cohort, 62% of new pet parents on Rover rebooked within the first 12 months. Our continuous excellence in facilitating initial matches between pet, parent, and provider translates directly into advantages in our ability to retain pet parents and match them with providers who offer other types of services as well. For example, a new pet parent who books a drop-in visit as a first service on Rover may translate her delight into trials of doggy day care, or dog walking. The number of bookings per repeat customer has grown from 3.7 in year 1 for our January 2013 cohort, to 7.2 in year 1 for our January 2019 cohort, our latest first year cohort prior to the impact of COVID-19.

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Top Tier trust and safety support designed for pet care. Our platform provides trust and safety to both pet lover and provider by carefully selecting the trust and safety agents that assist parents and providers with everything from emergency vet visits to questions about pet behavior. Rover has spent the last eight years evolving the practice of supporting parents and providers via phone and email, maintaining monthly satisfaction scores >90%.

Growth Strategies

We aim to build a global brand that stands for excellence in pet care through the pursuit of the following strategies. These individual vectors accelerate each other by driving the entire marketplace with additional cross-sell opportunities and brand and data synergies.

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Attract and delight customers in existing geographies and within existing services. We believe that immense growth remains within our existing service offerings and geographies. Our cumulative customer volumes represent a tiny fraction of this potential. From inception through March 31, 2021, more than two million unique pet parents had booked a service on Rover, which represents less than 2% of the estimated 125 million pet households in the United States, Canada and Western Europe.

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Expand service offerings and pets covered. We plan to introduce additional service offerings in the Rover marketplace, further delighting pets, parents, and providers and driving significant revenue growth. For example, in late 2015 we introduced dog walking, drop-in visits, and doggy day care as complements to dog boarding and house sitting. In the three months ended March 31, 2021, those services had expanded to 35% of total GBV. In late 2018, we piloted in-home dog grooming. We have temporarily paused expansion of the grooming service to additional markets due to COVID-19, but expect to expand this service throughout the United States in 2021.

We launched Rover with pet services for dogs and found that pet lovers use Rover to arrange care for animals of all types. In 2018, we modified our applications to better support cats on the platform. Over time we expect to enhance our cat offering and expand offerings to more types of pets. We will continue to add offerings to delight pet care providers and pet parents.

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Increase international coverage. We aim to serve pet parents and pet care providers around the world. In the near term, our focus is to complete our European footprint. While we believe that our current footprint represents the most opportunity in Western Europe, we also believe that Belgium, Ireland, Austria, Switzerland, Denmark, and Poland are attractive markets that offer meaningful expansion to our existing European opportunity. We plan to expand organically, and continue to evaluate acquisitions to supplement our organic growth and operating leverage. Over the longer term, we may expand into additional attractive geographies.

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Grow advertising and retail offerings. We plan to leverage our brand to expand revenue from non-service offerings. We offer our The Dog People blog and Rover Store to make life easier and more joyful for pet parents and pet care providers. As part of our publishing platform, Rover pet care experts and writers craft customer-centric product reviews, recommendations, and information, which have become a trusted source on all things pet-related. Over time, we entered into affiliate relationships with select retail partners to monetize our content operation. Our second initiative to leverage our brand to make life easier for pet parents is the Rover Store, which offers products that make pet people feel welcomed, understood, and celebrated. The Rover Store celebrates unique human-pet relationships with bespoke Rover-branded merchandise for sale alongside curated and high-quality third-party merchandise.

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Expand strategic partnerships. We believe that, over time, we can extend the value of Rover with strategic partnerships in the pet industry and others, including travel, hospitality, and omni-channel retail. We anticipate that many of these partnerships will be structured as affiliate relationships in which the partner introduces Rover to their customer base, and in turn receives a referral commission for completed bookings. These mutually beneficial partnerships can enable efficient growth by connecting Rover to new audiences of highly-qualified prospective customers: pet parents interested in travel, leading busy lives, and actively shopping for products they and their pets will love. By introducing Rover to these audiences through brands such audiences know and trust, we can target our awareness-building efforts and connect more pet parents with quality, local pet care providers.

Our Services

The figure below describes the services offered on our marketplace, with GBV and average price based on 2019 results. To find a pet care provider, following contact on our app, pet parents often arrange a “Meet and Greet” with the pet care provider. To adapt our marketplace for COVID-19, we adopted a video call feature to simplify the first connection between pet parents and pet care providers. Once the service begins, pet parents can receive regular photos and updates from the pet care provider. Following the service, pet parents can review the pet care providers. Often, new pet parents come to our platform ahead of a planned trip, and once they experience Rover, they expand to daytime services as well. We introduced recurring bookings for daytime services in 2019 to allow pet parents to set a regular schedule for their pets.

A Foundation of Trust and Safety

Rover was founded in reverence for the unique bond between each pet and parent, so no pet, parent, care provider, or safety incident is a mere statistic. Safety on every booking is important to us, and we are committed to reducing the frequency of incidents on our platform as we evolve. Moreover, although infrequent, if things go wrong, we are committed to continually improving our effectiveness in responding. We believe our trust and safety record is superior to other online marketplaces or traditional commercial offerings. These results are made possible by a number of investments we have made to bring peace of mind to pet parents.

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Watchlist and background checks. All new pet care providers on our platform in the United States and Canada pass third-party background checks in order to offer their services on Rover. In Europe, we use a third-party to conduct an identity verification on all pet care providers. Pet care providers in the United States are subject to a social security number and address trace and are checked against national criminal offense databases, sex offender registries, and certain regulatory, terrorist, and sanctions watchlists. All pet care provider profiles are also subject to review and approval by our team of pet care provider specialists.

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Community standards. We move quickly to correct behaviors that are not consistent with our community guidelines. We do not hesitate to remove both pet parents and pet care providers from our platform when they behave in ways that violate our community guidelines. In doing so, we preserve the integrity of our platform and keep Rover safe for pets, parents, and providers.

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Detailed pet care provider profile. All pet care providers on our platform provide a detailed profile and personal information such as name, profile picture, personal address, and pet care experience, among other information. This information, along with data on the number of repeat customers and verified customer reviews, provides additional trust for pet parents.

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Personal information privacy. Pet parents and pet care providers can meet and communicate through the Rover platform without sharing their personal information with each other until they schedule a booking or decide to share personal information via Rover messaging.

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Customer reviews. After a booking is complete, pet care providers can write reviews of the pets and respond publicly to the pet parents’ review of themselves. From inception through March 31, 2021, our pet parents and pet care providers had written 3.9 million cumulative reviews, and 97% of our reviewed bookings had a 5-star rating. Reviews of pets are not made public and are used only by our Trust & Safety team.

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Support. As a commitment to quality experience and peace of mind for our pet care providers and parents, our support line is available 24 hours a day, seven days a week in the United States and Canada, 9:00 am to 6:00 pm in the United Kingdom, and 10:00 am to 7:00 pm in Europe. Our monthly trust and safety customer satisfaction score is over 90% and averaged approximately 92% in 2020. Pet care providers also have access to advice from qualified veterinary professionals in case of emergencies. In the unfortunate event that a pet care provider needs to cancel at the last minute, our Reservation Protection means our customer service team will help the pet parent find someone new.

Our People and Culture

Amazing people come to work at Rover because they hear about our culture. Our leadership team is committed to building and sustaining a culture that challenges people to be the best contributors to the business that they can be, but also welcomes and values them as human beings with everyday failings and struggles that show up in the workplace. As a result, we have built a team of results-oriented and data-first professionals who are also collegial, personable, and genuinely nice to be around. This culture is consistent with our company brand, and also makes sense, given the number of dogs in the office each day.

Our approach for building culture is explicit. “Culture” can be defined as “the quality in a person or society that arises from a concern for what is regarded as excellent.” We subscribe strongly to this idea and, as a company, have established those ideas that are excellent in the form of our company values. These values are not simply words on paper; they are statements that we take seriously and that we reinforce regularly during our interview process, in our employee review and development process, in our consideration of internal promotions, and in regular company presentations. These values are tied directly to specific, unique-to-Rover behaviors that we encourage, and others that we do not. They are worth stating here in their entirety:

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Commitment to our community. We do our very best, every day, to serve the needs of pet care providers, parents, and their pets, so they feel a part of our community. Their safety and well-being are top priority.

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No office politics. We lean into the hard stuff, own our decisions, and prioritize business goals over short-term career interests. We have respect for transparency and reverence for vulnerability, and we tell it how it is—including about ourselves.

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Intentional balance of pace and precision. We rely on data and analysis to drive decisions, and we’re deliberate about balancing speed with the risk of error. And when it’s time to go fast, we move. We’re not intimidated by failure, accepting occasional errors of action as evidence of momentum.

•	Focus on impact. We don’t waste time and we don’t waste money. We value results, not just insights or effort.
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Discipline in the way we debate. We get the right people involved in key conversations. When we spot a problem, we propose a solution. We believe that the best business outcomes come from a diverse set of perspectives. And when the decision parent makes a call, we lock arms to support its success.

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Devotion to each other as people. We’re driven by seeing our people succeed and grow. Families and life events come first, and we make space for fun and celebration. We’re committed to building a culture of inclusivity and diversity and ensuring everyone contributes to their fullest potential.

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Relentless pursuit of inspiring outcomes. We’re determined to do our jobs better than they’ve ever been done, and we inspire each other by pushing past our own perceived limitations—with the full knowledge that doing so will be uncomfortable.

As of March 31, 2021, we had 246 employees. When not working from home due to a global health pandemic, our employees work in a collaborative, fun, and engaging environment with our four-legged friends in our Seattle headquarters, as well as our regional offices in Barcelona and Spokane.

Development and Technology Infrastructure

Our technology vision is to build and deliver secure, flexible, scalable systems, tools, and products that exceed our customers’ expectations, accelerate growth, and improve productivity. Our guiding principle is to aim for a technology architecture that is modularized along natural domain boundaries emerging from how our business works.

We built our marketplace to constantly improve in its ability to match unique pets with unique pet care providers as the business scales. Our proprietary core booking funnel platform connects to the frontend customer web and mobile clients, as well as to our support operations team. This platform also connects to our data science platform. We collect and secure information generated from customer activity and use machine learning to continuously improve our matching algorithm. We have a common platform that allows us to seamlessly internationalize our product, integrate images and videos, use experiments to optimize customer experience and test product improvements in real time, monitor our site reliability, and rapidly respond to incidents. Finally, our core booking funnel platform connects to leading third party vendors for communications, payment processing, IT operations management, as well as background checks.

We have a research and development culture that rapidly and consistently delivers high-quality products, and enhancements to the performance, functionality, and usability of our platform. We have assembled a team of 94 highly skilled technical leaders, engineers, designers, and computer and data scientists whose expertise spans a broad range of technical areas, as of March 31, 2021. We organize our team with product development, platform engineering, data engineering and analytics, cloud engineering solutions, and information security. We focus on customer experience, quality, consistency, reliability, and efficiency when developing our software. Our offerings are mobile-first and operating system-agnostic. We follow agile methodology, frequently update our software products and have a regular software release schedule. Our products and systems are built on secure and scalable technology platforms and services that enable us to deliver customer-centric products and services on infrastructures that manage peaks in demand.

We have a commercial agreement with AWS for cloud services provided by AWS to help deliver and host our platform. As a result of this relationship, we believe we are more resilient to surges in demand on our platform or product changes we may introduce.  See “Risk Factors—Rover primarily relies on Amazon Web Services to deliver its services to users on its platform and any disruption of or interference with its use of Amazon Web Services could adversely affect its business, financial condition and operating results.”

We designed our platform with multiple layers of redundancy to guard against data loss and deliver high availability. Full disk snapshots of the database are performed daily, and databases can be restored to any point in time within the retention period using our database services’ point-in-time recovery features. In addition, as a default, redundant copies of content are stored independently in at least two separate geographic regions and replicated reliably within each region. We are also investing in iterating and continuously improving our data privacy, data protection, and security foundations and continually implement review, and update our related policies and practices.

Support Operations

Our support operations team assists owners and pet service providers with items such as changes to existing bookings, questions concerning completion of a booking, addressing safety issues such as illness or other complications, and the initial quality review of pet service provider profiles. We are proud of our success in providing excellent support to both pet parents and providers. In the United States and Canada, our support team offers 24/7 assistance in both French and English. We rely on a network of third-party partners to handle most of our customer service-related inbound requests, while more sensitive issues are handled by our employee teams located in Seattle and Spokane.

In Europe, all of our service-related contacts, both voice and email, are handled by employees that are located in Barcelona. These agents are trained to handle both routine and escalated contacts. We offer local language support for all the countries in which we operate, with the hours of operation for this support varying by language.

Marketing

Our marketing strategy primarily consists of acquisition marketing, brand marketing, and our blog, The Dog People.

We use our Rover algorithm to optimize return on performance marketing expenses. We manage our digital demand acquisition marketing at a local level. In the earlier stages of maturity within a specific geography, we use acquisition marketing to complement organic growth and increase information for our algorithm. As a specific geographic marketplace matures, we see the proportion of new bookings driven by word-of-mouth increase. Once a marketplace is more mature, we accelerate acquisition marketing in developed markets with a faster payback period and higher expected lifetime value for a new pet parent. Marketing spend, inclusive of headcount, represented 18% of GBV in 2018, 11% in 2019, and 7% in 2020 for the years ended December 31. Marketing spend, inclusive of headcount, represented 11% in 2020 and 4% in 2021 of GBV in the three months ended March 31, 2021.

In response to the COVD-19 pandemic, in the second, third and fourth quarters of 2020, we cut 87% of marketing spend relative to spend in the first quarter of 2020. Our new bookings in the second, third and fourth quarters of 2020 only decreased by 34% relative to the first quarter of 2020. In the first quarter of 2021, we cut 81% of marketing spend relative to spend in the first quarter of 2020. Our new bookings in the first quarter of 2021 only decreased 7% relative to the first quarter of 2020. We expect to re-start acquisition marketing as market conditions recover from the COVID-19 pandemic.

Our brand marketing strategy consists primarily of word of mouth, our Dog People blog, public relations, and up-funnel media buys that fit within our marketing payback guidelines. Our brand strategy is to earn a place in pet parents’ “circle of trust” for pet care. We do this by establishing Rover as an extension of and improvement upon the pet care provided by friends and family: a loving, trustworthy, reliable option that becomes the go-to solution.

We created The Dog People blog in 2014 and have scaled it to over seven million monthly unique visitors in March 2021, one of the largest pet blogs in the world. In addition to driving awareness of Rover to prospective customers, The Dog People also helps us to constantly reinforce our brand with pet parents and pet care providers who are currently on the platform. Historically our content has focused on helpful, instructional articles designed to make it easier for people to have pets in their lives and spotlighting relevant stories that celebrate the joy of pets.

Employees

As of March 31, 2021, we had 246 employees worldwide, including 94 in product development, 32 in marketing, 74 in operations and support, and 46 in general and administrative. We also engage contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages.

Because of the devastating impact of the COVID-19 pandemic, we made the difficult decision to reduce our workforce by approximately 200 employees in the first half of 2020. For impacted employees, in addition to severance, we extended health benefits for six months and offered a longer exercise window for stock options. To support our teams during that difficult time, our management team focused on being intentional about how we communicate, providing context for our decisions, and acknowledging the ongoing human impact of the pandemic and the reduction in force to our employees.

Facilities

Our corporate headquarters is located in Seattle, Washington, pursuant to an operating lease that expires in 2030. We lease additional offices in Spokane, Washington, and Barcelona, Spain. We believe that these facilities are generally suitable to meet our needs.

Competition

Our customers consist of pet parents and pet care providers, and we compete to attract and retain both pet parents and pet care providers on the basis of brand appeal, commitment to safety, customer service, and the usefulness and convenience of our platform. We also compete, with respect to pet parents, on quality, affordability and variety of offerings, and, with respect to pet service providers, on the ability to generate income.

The markets in which we operate are highly fragmented. We face multiple competitors across different categories, and our competitors vary in both size and breadth of services. We expect competition to continue, both from current competitors, who may be well-established and enjoy greater resources or other strategic advantages, as well as new entrants into the market, some of which may become significant competitors in the future. Our main competitors include:

•	Friends, family, and neighbors. Our largest competitive dynamic remains the people to whom pet parents go for pet care within their personal networks.
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Local independent operators. Local mom and pop shops and independent professionals often operate at small scale with little to no online presence, primarily relying on word of mouth and marketing solutions such as flyers and local ads. As a pet parent, it is difficult to know where to find reliable information, who to call, and who to trust.

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Large, commercial providers. Large commercial providers, such as kennels and daycares, often struggle to meet the individual needs of pet parents and their pets. Such providers can be expensive, and their facilities are often crowded, inducing stress in some pets and leading pet parents to question the quality of care their pets receive.

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Online aggregators and directories. Pet parents can also access general purpose online aggregators and directories, such as Craigslist, Nextdoor, or Yelp, to find pet care providers. However, pet parents may lack trust in these directories, or find it difficult to find an available and appropriate pet care provider.

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Other digital marketplaces. We compete with services such as Wag, the next largest online marketplace for pet care, and the pet care offering on Care.com in the United States, and small operators such as Gudog and Pawshake in Europe. We differentiate ourselves with our pure play and scaled offering.

We believe that we compete effectively against each of these competitors given our scale, brand, trust, service, convenience, data, quality of care, and affordability and ability of care providers to generate income.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, copyrights, trade secrets, license agreements, intellectual property, assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.

We have an ongoing trademark and service mark registration program pursuant to which we register our key brand names and product names, taglines, and logos in the United States and other countries to the extent we determine appropriate and cost-effective. As of March 31, 2021, we held nine registered trademarks in the United States and 17 registered trademarks in foreign jurisdictions. We also have common law rights in some trademarks and pending trademark applications in the United States and foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.rover.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged.

Data Privacy, Data Protection and Security

We are committed to earning and maintaining the trust of our customers and our employees, and as such, we place an emphasis on data privacy, data protection and security. Our privacy and information security program is designed and implemented, both within our internal systems and on our platform, in an effort to address the security and compliance requirements of personal or otherwise sensitive or confidential data related to pet parents, pet service providers, and our employees.

We have a dedicated team of professionals that focuses on technical measures such as application, network, and system security, as well as policy measures related to privacy compliance, internal training and education, and documented incident response protocols. We maintain a documented information security program that includes periodic scans designed to identify security vulnerabilities on our servers, workstations, network equipment, production environment, and applications, and provides for subsequent remediation of any discovered vulnerabilities according to severity. We also conduct regular penetration tests and remediate according to severity for any vulnerabilities found.

We encrypt sensitive and proprietary information, as well as the personal information of our customers and our employees, both in transit (using secure transport layer security cryptographic protocols) and at rest. We use multi-factor authentication, permissioning software, audit logs, and other security controls to control access to internal systems that contain personal or other confidential information.

We design and implement our platform, offerings, and policies to facilitate compliance with evolving privacy, data protection and data security laws and regulations, as well as to demonstrate respect for the privacy and data protection rights of our customers and employees. We publish our customer-related privacy practices on our website, and we further maintain certain additional internal policies and practices relating to the collection, use, storage, and disclosure of personal information. We have also developed a process for responding to requests made by law enforcement or government authorities for the personal information of our customers, and in connection with that process, we generally require a subpoena, court order or similar legal process prior to providing such personal information.

Publication of our Privacy Statement and other policies and notices regarding privacy, data protection and data security may subject us to investigation or enforcement actions by state and federal regulators if those statements, notices or policies are found to be deficient, lacking transparency, deceptive, unfair, or misrepresentative of our practices. We also may be bound from time to time by contractual obligations related to privacy, data protection, or data security. The laws and regulations to which we are subject relating to privacy, data protection, and data security, as well as their interpretation and enforcement, are evolving and we expect them to continue to change over time. For example, the CCPA, which went into effect on January 1, 2020, among other things, requires covered companies to provide specified disclosures to California consumers, and affords such consumers abilities to opt out of certain sales of personal information. Additionally, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or CPRA. The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. Guidance related to the CCPA and CPRA continues to evolve. Other privacy and data security laws and regulations to which we may be subject include, for example, the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Legislation, the EU General Data Protection Regulation, the Telephone Consumer Protection Act, and Section 5 of the Federal Trade Commission Act. More generally, the various legal obligations that apply to us relating to privacy and data security may evolve in a manner that relates to our practices or the features of our mobile applications or website. We may need to take additional measures to comply with new and evolving legal obligations and to maintain and improve our information security posture in an effort to reduce information security incidents or avoid breaches affecting personal information or other sensitive or proprietary data. See “Risk Factors—Changes in laws or regulations relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by Rover to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of data relating to individuals, could adversely affect Rover’s business.”

Government Regulation

We are subject to a wide variety of laws, regulations, and standards in the United States and other jurisdictions. These laws, regulations, and standards govern issues such as worker classification, labor and employment, anti-discrimination, payments, pricing, whistleblowing and worker confidentiality obligations, animal and human health and safety, text messaging, subscription services, intellectual property, consumer protection and warnings, marketing, product liability, environmental protection, taxation, privacy, data protection, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, e-commerce, mobile application and website accessibility, money transmittal, and background checks. These laws, regulations, and standards are often complex and subject to varying interpretations, in many cases due to their lack of specificity or unclear applicability, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

National, state and local governmental authorities have enacted or pursued, and may in the future enact and pursue, measures designed to regulate the “gig economy.” For example, in 2019, the California Assembly passed AB-5, which codified a narrow worker classification test that has had the effect of treating many “gig economy” workers as employees. AB-5 includes a referral agency exemption that specifically applies to animal services and dog walking and grooming, and we believe that pet care providers who use the Rover platform fall within such exemption.

In addition, other jurisdictions could adopt similar laws that do not include such carve outs and which, if applied to Rover’s platform, could adversely impact its availability and our business.

Other types of new laws and regulations, and changes to existing laws and regulations, continue to be adopted, implemented, and interpreted in response to our business and related technologies. For instance, state and local governments have in the past pursued, or may in the future pursue or enact, licensing, zoning or other regulation that impacts the ability of individuals to provide home-based pet care.

We proactively work with state and local governments and regulatory bodies to ensure that our platform is available broadly.

Legal Proceedings

We are or may become subject to claims, lawsuits, arbitration proceedings, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of third-party pet service providers on our platform as independent business owners or contractors, and claiming that, due to the alleged misclassification, we have violated various labor and other laws that would apply to employees.

Laws and regulations that govern the status and classification of independent contractors are subject to change and to divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. For example, in August 2018, a pet service provider filed a representative action under California’s Private Attorney General Act in California Superior Court, alleging that we misclassified pet care providers in California as independent contractors in violation of the California Labor Code. We removed the case to U.S. District Court, Northern District of California, where it is now pending and where another pet service provider has been substituted as plaintiff. On May 6, 2021, the court granted our motion for summary judgment and entered judgment in Rover’s favor, closing the case. On May 28, 2021, the plaintiff filed a notice of appeal of the court’s dismissal with the United States Court of Appeals for the Ninth Circuit. In our opinion, the ultimate disposition of this matter is not likely to have a material impact on our business, financial condition, or results of operations. In addition, we are currently or may become involved in a number of other actions, including class action lawsuits and actions brought by government authorities, alleging violations of consumer protection laws, data protection laws, or other laws. We dispute any allegations of wrongdoing and intend to defend ourselves vigorously in such matters.

In addition, in the ordinary course of business, Rover’s Trust & Safety team receives claims pursuant to the Rover Guarantee program, as well as claims and threats of legal action that arise from pet sitting services booked through the Rover website and/or applications. Various parties have from time to time claimed and may claim in the future, that we are liable for damages related to accidents or other incidents involving pets, pet parents, pet service providers, and third parties. We currently are named as a defendant in a number of matters related to accidents or other incidents involving users of our platform, pets, and/or third parties. In many of these matters, we believe we have meritorious defenses, dispute the allegations of wrongdoing, and intend to defend ourselves vigorously. There is no pending or threatened legal proceeding that has arisen from these accidents or incidents that individually, in our opinion, is likely to have a material impact on our business, financial condition, or results of operations.

The results of litigation and claims are inherently unpredictable and legal proceedings could, in the aggregate, have a material impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.

We have in the past been, are currently, and may in the future be the subject of regulatory and administrative investigations, audits, and inquiries conducted by federal, state, or local governmental agencies concerning our business practices, the classification and compensation of pet services providers, our pet service provider pay model, pet safety, and other matters. Those matters include, but are not limited to, worker classification, pay model, data security, advertising practices, and tax issues, as well as unemployment insurance benefits and workers’ compensation disputes, each of which are disputed by us. Results of investigations, audits, and inquiries and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on our business, financial condition, and results of operations, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against, such matters, and the diversion of management resources and other factors.

ROVER’S EXECUTIVE COMPENSATION

Rover’s named executive officers, consisting of Rover’s principal executive officer and the two most highly compensated executive officers (other than Rover’s principal executive officer), as of December 31, 2020 were:

•	Aaron Easterly, Rover’s Chief Executive Officer;
•	Tracy Knox, Rover’s Chief Financial Officer; and
•	Brent Turner, Rover’s Chief Operating Officer.

Summary Compensation Table for Fiscal 2020

The following table sets forth information regarding the compensation awarded to, earned by or paid to Rover’s named executive officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Option Awards ($)		All Other Compensation ($)	Total ($)
Aaron Easterly	2020	$263,975	(1)	$96,713	$1,437,002	(4)		$1,797,690
Chief Executive Officer
Tracy Knox	2020	$307,608	(2)	$95,055	$315,244	(5)		$717,907
Chief Financial Officer
Brent Turner	2020	$374,084	(3)	$120,500	$347,712	(6)		$842,296
Chief Operating Officer

(1)	This amount reflects a period of 118 days when Mr. Easterly’s annualized salary rate was reduced to $1.
(2)	This amount reflects a period of 182 days when Ms. Knox’s annualized salary rate was reduced to 85%.
(3)	This amount reflects a period of 182 days when Mr. Turner’s annualized salary rate was reduced to 85%.
(4)

This amount reflects both new option grants and the July 13, 2020 repricing of stock options to purchase 968,084 (incremental fair value change of $0.20) and 33,900 (incremental fair value change of $0.19) shares of Rover’s common stock.

(5)

This amount reflects both new option grants and the July 13, 2020 repricing of stock options to purchase 282,914 (incremental fair value change of $0.20) and 52,748 (incremental fair value change of $0.19) shares of Rover’s common stock.

(6)

This amount reflects both new option grants and the July 13, 2020 repricing of stock options to purchase 418,851 (incremental fair value change of $0.20) and 51,075 (incremental fair value change of $0.19) shares of Rover’s common stock.

Outstanding Equity Awards at Fiscal 2020 Year-End

The following table sets forth information regarding outstanding equity awards held by Rover’s named executive officers as of December 31, 2020.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option Exercise Price($)	Option Expiration Date
Aaron Easterly	7/19/12	1,765,120	(1)	-	-	$0.13	7/18/22
Aaron Easterly	12/17/14	1,100,000	(2)	-	-	$0.43	12/16/24
Aaron Easterly	12/20/16	700,000	(3)	-	-	$1.25	12/19/26
Aaron Easterly	2/23/18	582,083	(4)	239,682	239,682	$2.16	2/22/28
Aaron Easterly	6/26/20	199,242	(5)	863,385	863,385	$2.39	6/25/30
Aaron Easterly	7/13/20	419,576	(6)	587,408	587,408	$2.39	7/12/30
Tracy Knox	11/07/17	391,875	(7)	103,125	103,125	$2.16	11/06/27
Tracy Knox	2/23/18	155,222	(8)	63,915	63,915	$2.16	2/22/28
Tracy Knox	6/26/20	40,312	(9)	174,688	174,688	$2.39	6/25/30
Tracy Knox	7/13/20	139,859	(10)	195,803	195,803	$2.39	7/12/30
Brent Turner	1/16/14	489,377	(11)	-	-	$0.25	1/15/24
Brent Turner	12/17/14	420,000	(12)	-	-	$0.43	12/16/24
Brent Turner	12/20/16	300,000	(13)	-	-	$1.25	12/19/26/
Brent Turner	2/23/18	271,638	(14)	111,852	111,852	$2.16	2/22/28
Brent Turner	6/26/20	41,250	(15)	178,750	178,750	$2.39	6/25/30
Brent Turner	7/13/20	195,802	(16)	274,124	274,124	$2.39	7/12/30

(1)	These stock options vested by September 30, 2015.
(2)	These stock options vested by December 11, 2018.
(3)	These stock options vested by December 16, 2020.
(4)	1/48th of the total shares subject to the option vest monthly from February 15, 2018, subject to the optionee’s continued service through each vesting date.
(5)	1/48th of the total number of shares subject to the option vest monthly from March 1, 2020, subject to the optionee’s continued service through each vesting date.
(6)	1/48th of the total number of shares subject to the option vest monthly from April 1, 2019, subject to the optionee’s continued service through each vesting date.
(7)

25% of the shares subject to the option vested on October 17, 2017 and 1/48th of the total shares subject to the option vest monthly thereafter, subject to the optionee’s continued service through each vesting date.

(8)

7/48th of the shares subject to the option vested on October 17, 2018 and 1/48th of the total shares subject to the option  vest monthly on the 15th day of the month thereafter, subject to the optionee’s continued service through each vesting date.

(9)	1/48th of the total number of shares subject to the option vest monthly from March 1, 2020, subject to the optionee’s continued service through each vesting date.
(10)	1/48th of the total number of shares subject to the option vest monthly from April 1, 2019, subject to the optionee’s continued service through each vesting date.
(11)	These stock options vested by January 13, 2018.
(12)	These stock options vested by December 11, 2018.
(13)	These stock options vested by December 16, 2020.
(14)	1/48th of the total number of shares subject to the option vest monthly from February 15, 2018, subject to the optionee’s continued service through each vesting date.

(15)	1/48th of the total number of shares subject to the option vest monthly from March 1, 2020, subject to the optionee’s continued service through each vesting date.
(16)	1/48th of the total number of shares subject to the option vest monthly from April 1, 2019, subject to the optionee’s continued service through each vesting date.

Named Executive Officer Employment Arrangements

Rover has entered into written offer letters setting forth the terms and conditions of employment for each of Rover’s named executive officers, as described below. These agreements provide for at-will employment. In addition, each of Rover’s named executive officers has executed Rover’s standard form of confidential information, invention assignment and arbitration agreement.

Aaron Easterly

Rover entered into an employment agreement with Mr. Easterly, its chief executive officer, in September 2011, which was amended in March 2012. Mr. Easterly’s employment agreement provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by Rover. As of March 1, 2021, Mr. Easterly’s base annual salary is $430,000 and his annual target bonus is 75% of Mr. Easterly’s base annual salary.

Under the terms of Mr. Easterly’s employment agreement, if Mr. Easterly’s employment is Involuntarily Terminated (as defined in Mr. Easterly’s employment agreement) in connection with or within 12 months after a Change in Control (as defined in Mr. Easterly’s employment agreement), then 100% of the then unvested and outstanding Rover equity awards held by Mr. Easterly shall immediately vest.  In addition, upon a Change in Control, any unvested and outstanding Rover equity awards held by Mr. Easterly that have a vesting date that would otherwise occur more than 12 months after the Change in Control will instead vest in equal quarterly installments over the following 12 months and be fully vested on the first anniversary of the closing of the Change in Control, subject to Mr. Easterly’s continued service.  Finally, any unvested and outstanding Rover equity award held by Mr. Easterly that would be set to terminate in connection with a Change in Control will vest in full prior to such termination.

Tracy Knox

Rover entered into an employment agreement with Ms. Knox, its chief financial officer, in September 2017. Ms. Knox’s employment agreement provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by Rover. As of March 1, 2021, Ms. Knox’s base annual salary is $380,000 and her annual target bonus is 50% of Ms. Knox’s base annual salary.

Brent Turner

Rover entered into an offer letter with Mr. Turner, its chief operating officer, in January 2014. Mr. Turner’s offer letter provides for an annual base salary and eligibility to participate in employee benefit or group insurance plans maintained from time to time by Rover. As of March 1, 2021, Mr. Turner’s base annual salary is $420,000 and his annual target bonus is 65% of Mr. Turner’s base annual salary.

Potential Payments upon Termination or Change of Control

Mr. Easterly may receive certain equity award acceleration benefits in connection with a change of control or his involuntary termination following a change of control. See “Named Executive Officer Employment Arrangements.”

Ms. Knox’s stock option agreements underlying each of her outstanding and unvested Rover stock options generally provide that if Ms. Knox’s employment is Involuntarily Terminated (as defined in the applicable option agreement) in connection with or within 12 months after a Change in Control (as defined in the 2011 Plan), then 100% of the then unvested and outstanding shares subject to such stock options will immediately vest.

Mr. Turner’s stock option agreements underlying each of his outstanding and unvested Rover stock options generally provide that if Mr. Turner’s employment is Involuntarily Terminated (as defined in the applicable option agreement) in connection with or within 12 months after a Change in Control (as defined in the 2011 Plan), then 100% of the then unvested and outstanding shares subject to such stock options will immediately vest.

Employee Benefit and Stock Plans

2021 Equity Incentive Plan

See “Proposal No. 5—The Incentive Plan Proposal.”

2021 Employee Stock Purchase Plan

See “Proposal No. 6—The Employee Stock Purchase Plan Proposal.”

A Place for Rover, Inc. 2011 Equity Incentive Plan

The Rover 2011 Equity Incentive Plan, or the 2011 Plan, was adopted by the Rover Board on August 23, 2011 and approved by Rover’s stockholders on September 12, 2011. The Rover Board last amended the 2011 Plan on March 9, 2020.

The 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to Rover’s employees and any employees of any parent or subsidiary of Rover, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock to Rover’s employees, consultants and directors and the employees, consultants and directors of any parent or subsidiary of Rover. It is expected that as of one business day prior to the Closing, the 2011 Plan will be terminated and Rover will not grant any additional awards under the 2011 Plan thereafter. The 2011 Plan will, however, continue to govern the terms and conditions of the outstanding awards granted under the 2011 Plan prior to the termination of the 2011 Plan.

Authorized Shares

As of March 31, 2021, the maximum aggregate number of shares (subject to adjustment) of Rover’s common stock, which may be subject to awards and sold under the 2011 Plan, was 29,058,836 shares plus: (1) any shares subject to stock options granted under the Dog Vacay, Inc. Amended and Restated 2012 Stock Option Plan and assumed by Rover pursuant to the Agreement and Plan of Reorganization dated March 29, 2017 by and between Rover and Dog Vacay, Inc., or the Assumed DV Options, that, after the date of stockholder approval of the 2011 Plan, expire or otherwise terminate without having been exercised in full; and (2) shares issued pursuant to the exercise of Assumed DV Options that, after the date of stockholder approval of the 2011 Plan, are forfeited to or repurchased by Rover, with the maximum total number of shares to be added to the 2011 Plan pursuant to Assumed DV Options equal to 379,710 shares.

If an award under the 2011 Plan expires or becomes unexercisable without having been exercised in full, such award is surrendered pursuant to an exchange program or, with respect to restricted stock or restricted stock units, is forfeited to Rover or repurchased by Rover due to the failure to vest. The unpurchased shares (or, for awards other than options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2011 Plan (unless the 2011 Plan has terminated). With respect to stock appreciation rights, only shares actually issued pursuant to a stock appreciation right will cease to be available under the 2011 Plan; all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2011 Plan (unless the 2011 Plan has terminated). Shares that have actually been issued under the 2011 Plan under any award will not be returned to the 2011 Plan and will not become available for future distribution under the 2011 Plan; provided, however, that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by Rover or are forfeited to Rover due to the failure to vest, such shares will become available for future grant under the 2011 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2011 Plan. To the extent an award under the 2011 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2011 Plan. Notwithstanding the foregoing and, subject to adjustment as provided in the 2011 Plan, the maximum number of shares that may be issued upon the exercise of incentive stock options will equal the aggregate share number stated in the preceding paragraph, plus, to the extent allowable under Code Section 422 and the Treasury Regulations promulgated thereunder, any shares that become available for issuance under the 2011 Plan as described in this paragraph.

As of March 31, 2021, options to purchase 20,047,511 shares of Rover common stock were outstanding under the 2011 Plan.

Plan Administration

The Rover Board currently administers the 2011 Plan. Under the 2011 Plan, the administrator has the authority and discretion to select which recipients will receive awards, to choose the type or types of awards to be granted to selected recipients, and to determine the terms that will apply to the awards granted (including the number of shares of common stock that the recipients may be entitled to receive or purchase), which terms may vary from award to award. The administrator also may authorize, generally or in specific cases, any adjustment in the exercise price, vesting schedule, term, or number of shares subject to any award by cancelling such outstanding award and subsequently regranting the award, by amendment or through an exchange program. The administrator also has the authority to determine the fair market value of a share of Rover’s common stock for purposes of the 2011 Plan and the awards granted thereunder. The administrator is authorized to interpret the provisions of the 2011 Plan and individual award agreements and generally to take any other actions that are contemplated by the 2011 Plan or necessary or desirable in the administration of the 2011 Plan and individual award agreements. Any decision made or action taken by the administrator or in connection with the administration of the 2011 Plan will be final and conclusive on all persons.

Stock Options

Prior to the Closing, the administrator may grant incentive or nonstatutory stock options under the 2011 Plan, provided that incentive stock options are only granted to Rover’s employees or the employees of any parent or subsidiary of Rover. The exercise price of such options must equal at least the fair market value of Rover’s common stock on the date of grant. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of Rover’s stock, or of certain of Rover’s affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of Rover’s common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note, shares or other property acceptable to the administrator. Subject to the provisions of the 2011 Plan, the administrator determines the remaining terms of the options (e.g., vesting).

Stock Appreciation Rights

Prior to the Closing, stock appreciation rights may be granted under the 2011 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Rover’s common stock between the exercise date and the grant date. Subject to the provisions of the 2011 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of Rover common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the grant date. The specific terms will be set forth in an award agreement.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option or stock appreciation for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. In some cases, options or stock appreciation rights issued to service providers pursuant to the 2011 Plan may provide that they will remain exercisable for longer periods following a termination of service. However, in no event may an option or stock appreciation right be exercised later than the expiration of its term.

Restricted Stock

Prior to the Closing, restricted stock may be granted under the 2011 Plan. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. The specific terms will be set forth in an award agreement.

Restricted Stock Units

Prior to the Closing, restricted stock units may be granted under the 2011 Plan. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to Rover, and the form and timing of payment. The administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. Restricted stock units that do not vest will be forfeited by the recipient and will revert to Rover. Specific terms are set forth in specific award agreements.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2011 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in the capitalization of Rover, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2011 Plan or the number, class, and price of shares covered by each outstanding award.

Merger or Change in Control

The 2011 Plan generally provides that in the event of a merger or change in control, as defined under the 2011 Plan, each outstanding award will be treated as the administrator determines without a participant’s consent. The administrator does not need to treat similarly all the awards, all the awards held by the same participant, or all awards of the same type. If the successor corporation does not assume or substitute for an award (or portion thereof); (1) the participant will vest in and have the right to exercise a portion of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable; (2) restrictions on a portion of the restricted stock and restricted stock units will lapse; and (3) with respect to awards with performance-based vesting, a portion of the performance goals or other vesting criteria will be deemed achieved as follows:

•

with respect to awards that vest solely as a function of the participant’s continuous status as a service provider over time, then such awards will be deemed vested to the extent that such awards are scheduled to vest as if the participant continuously served as a service provider though the date that is one year following the date of the change in control; and

•	with respect to all other awards, an additional 25% of shares subject to such awards will vest (or such lesser number of shares as are unvested as of the date of the change in control).

In the event of a change in control and the subsequent termination of a participant’s status as a service provider within 12 months of the effective date of the change in control, either by Rover without cause (as defined in the 2011 Plan) or by the participant for good reason (as defined in the 2011 Plan) prior to the vesting of the awards in full, then the vesting of the shares subject to the award will accelerate as to 25% of the shares subject thereto (or such lesser number of shares as are unvested as of the date of the change in control).

Amendment, Termination

The Rover Board has the authority to amend, alter, suspend or terminate the 2011 Plan, provided such action does not impair the existing rights of any participant.

Rover Group Employee Incentive Compensation Plan

The Rover board of directors has approved the Employee Incentive Compensation Plan, or Master Bonus Plan, which became effective on the date it was approved.  After Closing, the New Rover board expects its board of directors to approve and ratify the Master Bonus Plan.

Unless and until Rover’s board of directors determines otherwise, Rover’s compensation committee will administer the Master Bonus Plan.  The Master Bonus Plan allows the administrator to provide awards to employees selected for participation, who may include Rover’s named executive officers, which awards may be based upon performance goals established by the administrator.  The administrator, in its sole discretion, may establish a target award for each participant under the Master Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as the administrator determines to be appropriate.

Under the Master Bonus Plan, the administrator determines the performance goals, if any, applicable to any target award (or portion thereof) for a performance period, which may include, without limitation, goals related to: attainment of research and development milestones; user bookings and booking rates; business divestitures and acquisitions; capital raising; cash flow; cash position; corporate transactions; customer acquisition cost; customer lifetime value; customer acquisition or retention rates; earnings (which may include any calculation of earnings, including but not limited to Adjusted EBITDA); earnings per share; expenses; financial milestones; “gross booking value” or GBV; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; procurement; product release timelines; productivity; profit; regulatory-related milestones or goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; sales growth; stock price; time to market; total stockholder return; working capital;  and individual objectives such as peer reviews or other subjective or objective criteria.  As determined by the administrator, the performance goals may be based on GAAP or non GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of awards under the Master Bonus Plan when determining whether the performance goals have been met.  The performance goals may be based on any factors the administrator determines relevant, including without limitation on an individual, divisional, portfolio, project, business unit, segment or company-wide basis.  Any criteria used may be measured on such basis as the administrator determines, including without limitation:  (a) in absolute terms, (b) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (c) in relative terms (including, but not limited to, results for other periods, passage of time and/or against another company or companies or an index or indices), (d) on a per-share basis, (e) against our performance as a whole or a segment and/or (f) on a pre-tax or after-tax basis.  The performance goals may differ from participant to participant and from award to award.  Failure to meet the applicable performance goals will result in a failure to earn the target award, subject to the administrator’s discretion to modify an award. The administrator also may determine that a target award (or portion thereof) will not have a performance goal associated with it but instead will be granted (if at all) as determined by the administrator.

The administrator may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the administrator’s discretion. The administrator may determine the amount of any increase, reduction, or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards under the Master Bonus Plan generally will be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by the administrator, provided that the administrator reserves the right, in its sole discretion, to settle an actual award with a grant of an equity award with such terms and conditions, including vesting requirements, as determined by the administrator in its sole discretion. Unless otherwise determined by administrator, to earn an actual award, a participant must be employed by Rover (or an affiliate of Rover, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but in no case after the later of (i) the 15th day of the third month of the fiscal year immediately following the fiscal year in which the bonuses vest and (ii) March 15 of the calendar year immediately following the calendar year in which the bonuses are no longer subject to substantial risk of forfeiture.

Awards under the Master Bonus Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that Rover adopts pursuant to the listing standards of any national securities exchange or association on which Rover’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws.  In addition, the administrator may impose such other clawback, recovery or recoupment provisions with respect to an award under the Master Bonus Plan as the administrator determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award.

The administrator will have the authority to amend or terminate the Master Bonus Plan.  However, such action may not materially alter or materially impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Master Bonus Plan will remain in effect until terminated in accordance with the terms of the Master Bonus Plan.

401(k) Plan

Rover maintains a 401(k) retirement savings plan for the benefit of Rover’s employees, including Rover’s named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. Rover provides employees with a 25% match on their first 4% of contributions, not to exceed $1,300 annually, after a 30-day waiting period.

ROVER MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Historical Financial Information for Rover,” our audited consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 and the related notes, and our unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2020 and 2021 and the related notes included elsewhere in this proxy statement/prospectus/information statement. Some of the information contained in this discussion and analysis contains forward-looking statements that reflect our plans, estimates, objectives, and beliefs. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Throughout this section, unless otherwise noted, Rover refers to Rover and its consolidated subsidiaries. Unless the context requires otherwise, references to “we,” “us” and “our” in this section are to the business and operations of Rover prior to the Business Combination.

Proposed Business Combination Transaction

On February 10, 2021, Rover and Caravel executed a definitive Business Combination Agreement. In connection with the proposed Business Combination, Caravel will be renamed to Rover Group, Inc., or New Rover, and we will become a wholly owned subsidiary of New Rover. Upon the completion of the proposed Business Combination transaction, our stockholders will exchange their interests in Rover for shares of common stock of New Rover and awards issued under our existing equity incentive plans will be exchanged for awards issued under a new equity incentive plan to be adopted by New Rover. In addition, immediately after the completion of the Business Combination, certain investors have agreed to subscribe for and purchase an aggregate of $50.0 million of common stock of New Rover. The Combined Company is expected to receive net proceeds of up to $325.0 million at the closing of the transaction and will continue to operate under the Rover management team. The boards of directors of both Caravel and Rover have approved the proposed transaction. Completion of the transaction, which is expected by the second quarter of 2021, is subject to approval of Caravel’s stockholders and the satisfaction or waiver of certain other customary closing conditions.

While the legal acquirer in the Business Combination Agreement is Caravel, for financial accounting and reporting purposes under GAAP, Rover will be the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Rover in many respects. Under this method of accounting, Caravel will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Rover will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Rover (i.e., a capital transaction involving the issuance of stock by Caravel for the stock of Rover). Accordingly, the consolidated assets, liabilities and results of operations of Rover will become the historical financial statements of New Rover, and Caravel’s assets, liabilities and results of operations will be consolidated with Rover beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of Rover in future reports. The net assets of Caravel will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded.

Overview

Rover was founded to give pet parents an alternative to relying on friends and family, neighbors, and kennels for pet care. Our online marketplace matches pet parents with pet lovers dedicated to providing excellent pet care while earning extra income. Our simple and easy-to-use platform enables pet parents to easily discover and book the right pet care providers for them and their pets, communicate with providers and write and read reviews. Our platform enables pet care providers to list on our marketplace with near-zero startup costs, schedule bookings, communicate with pet parents, and receive payment.

We are still in the early stages of business growth, but have made significant progress in extending the offerings and reach of our platform since our inception in June 2011:

We are the world’s largest, online marketplace for pet care. Through March 31, 2021, more than two million unique pet parents and more than 500,000 pet care providers across North America and Europe had booked a service on Rover, enabling millions of moments of joy and play for people and pets. As of March 31, 2021, pet parents in zip codes covering 96% of the U.S. population had made a booking on Rover.

This scale matters. Because each pet’s needs are unique, pet care providers, unlike service providers in many other marketplaces, are not interchangeable. We have carefully designed our technology and data algorithms to leverage our growing scale to best meet the unique needs and preferences of pets, parents, and providers. With our leading scale, we can offer pet parents and pet care providers the benefits of density and diversity in a local marketplace. We believe we are well positioned to build on this advantage over time. For the three months ended March 31, 2021, our revenue was $12.2 million and Gross Booking Value, or GBV, on Rover was approximately 10x the size of the next closest online marketplace for pet care, up from 7x for the three months ended March 31, 2020, based on credit card spend data. This credit card data was based on a sample of transactions in the United States during such periods from a third-party market research platform that transforms raw transaction data into structured data for market analysis and comparison. To estimate our relative size to our next closest competitor we compared the third-party data for such closest competitor to the third party data for Rover. Although we believe that these samples were representative of the online market for pet care, credit card sales may not be an accurate proxy to measure the size of an online marketplace. To the extent that customers use certain card types more or less frequently than customers of our competitors, this difference in credit card composition could impact the estimated market size differential between Rover and its competitors, and actual results for the total market or for different periods may vary. See “—Key Business Metrics and Non-GAAP Measures.”

In 2019, our revenue was $95.1 million, an increase of 33% from $71.4 million in 2018 and our GBV was $436.4 million, an increase of 31% from $333.3 million in 2018. Our 2019 net loss was $51.7 million, compared to $64.7 million in 2018, and 2019 Adjusted EBITDA was ($35.2) million, compared to ($49.2) million in 2018. The COVID-19 pandemic has impacted demand for pet care with travel restrictions, shelter-in-place orders, and work from home requirements beginning in March 2020. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.” As a result, GBV for the year ended December 31, 2020 was $233.2 million, down 47% from $436.4 million in the prior year period. Revenue for the year ended December 31, 2020 was $48.8 million, down 49% from $95.1 million in the prior year period. Net loss for the year ended December 31, 2020 was $57.5 million, compared to net loss of $51.7 million for the prior year period, and Adjusted EBITDA was ($25.0) million for the year ended December 31, 2020, compared to ($35.2) million for the prior year period.

Further, for the three months ended March 31, 2021, GBV was $64.7 million, revenue was $12.2 million, net loss was ($10.6) million, and Adjusted EBITDA was ($4.4) million, compared to GBV of $86.8 million, revenue of $17.0 million, net loss of ($20.5) million, and Adjusted EBITDA of ($12.3) million in the three months ended March 31, 2020. In contrast to the current headwinds, pet adoptions have increased significantly in response to the COVID-19 pandemic, which we believe may positively impact our prospects over the longer term. For further information about how we calculate Gross Booking Value and Adjusted EBITDA, limitations of the use of such metrics and a reconciliation of Adjusted EBITDA to net loss, see “—Key Business Metrics and Non-GAAP Measures.”

Key Business Metrics and Non-GAAP Measures

In addition to the measures presented in our consolidated financial statements, we use the following metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions.

Bookings

We define a booking as a single arrangement, prior to cancellation, between a pet parent and pet care provider, which can be for a single night or multiple nights for our overnight services, or for a single walk/day/drop-in/groom or multiple walks/days/drop-ins for our daytime services. We believe that the number of bookings is a useful indicator of the scale of our marketplace. We define new bookings as the total number of first-time bookings that new users, which Rover refers to as pet parents, book on our platform in a period. We define repeat bookings as the total number of bookings from pet parents who have had a previous booking on Rover.

In 2019, we had 4.2 million bookings, a 30% increase from 3.2 million bookings in 2018. Bookings grow as pet parents increase their repeat activity on the platform, and as we attract new pet parents to the platform. In 2020, we had 2.4 million bookings, a 43% decrease from 2019 bookings, primarily due to the COVID-19 pandemic. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.”

Our bookings are impacted by seasonal trends. We typically experience stronger bookings during the months of June, July, and August, and November and December, which in a typical year, coincides with high travel demand related to summer vacation and holiday travel. This seasonality impacts bookings, GBV, revenue, marketing and operations and support expenses. Bookings can also be impacted by the timing of holidays and other events.

We had strong growth in the fourth quarter of 2019, with bookings up 28% as compared to the same period in the prior year despite a 5% reduction in variable marketing spend. In 2020, bookings declined from prior levels as a result of the COVID-19 pandemic. The decline was most severe in the three months ended June 30, 2020, with total bookings declining 68% from the prior year period. Our business subsequently improved in the six months ended December 31, 2020 with a smaller decline of 49% from the prior year period. This improvement was driven by lessening COVID-19 restrictions during the third and fourth quarters. As vaccines started rolling out in the three months ended March 31, 2021, we continued to see improvements in the business, with an even smaller decline of 31% from the prior year period. See “—Impact of COVID-19.”

Gross Booking Value (“GBV”)

Gross Booking Value, or GBV, represents the dollar value of bookings on our platform in a period and is inclusive of pet care provider earnings, service fees, add-ons, taxes and alterations that occurred during that period. In 2018 and 2019, our cancellation rate was 9% of GBV. For the year ended December 31, 2020, our cancellation rate increased to 21% as a result of the COVID-19 pandemic. We believe that GBV is a useful indicator of the level of spending on and growth of our platform.

In 2019, Rover had $436.4 million in GBV, a 31% increase from $333.3 million in GBV in 2018. In 2020, Rover had $233.2 million in GBV, a 47% decrease from GBV in 2019, primarily due to the COVID-19 pandemic. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.” Growth in GBV represents increasing activity on our platform from repeat and new pet parents and may differ slightly from bookings growth depending on the mix of daytime and overnight services for each period.

Seasonality in GBV follows the same pattern as bookings. In 2020, GBV declined from prior levels as a result of the COVID-19 pandemic. The decline began in the three months ended March 31, 2020 and was most severe in the three months ended June 30, 2020, with GBV declining 71% from the prior year period. Our business subsequently improved in the six months ended December 31, 2020 with a smaller decline of 51% from the prior year period. This improvement was driven by lessening restrictions during the third and fourth quarters. As vaccines started being rolled out, our business saw continued improvement in the three months ended March 31, 2021 with an even smaller decline of 25% from the prior year period. See “—Impact of COVID-19.”

Adjusted EBITDA

We define Adjusted EBITDA as net loss excluding depreciation and amortization, stock-based compensation expense, income tax expense or benefit, interest expense, interest income, other income (expense), net, and non-routine items such as restructuring, impairment, and certain acquisition costs. We believe that this non-GAAP financial measure, when taken together with the corresponding U.S. GAAP financial measure, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. We consider Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. We believe that the use of Adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures—Adjusted EBITDA” for a discussion of the limitations of Adjusted EBITDA.

Adjusted EBITDA (in millions)

2018
2019
2020
($49.20)
($35.20)
($25.00)
Margin %
(69%)
(37%)
(51%)

In 2019, Adjusted EBITDA was ($35.2) million, an improvement compared to ($49.2) million in 2018. This improvement was primarily due to increased revenue as a result of a 30% increase in total bookings and a decrease in marketing expense both in absolute dollars and as a percentage of revenue, as our marketplace scale and improving matching algorithm drove higher marketing efficiency and allowed us to reduce our investment in higher cost marketing channels. In 2020, Adjusted EBITDA was ($25.0) million, compared to ($35.2) million in 2019, primarily due to the impact of COVID-19 pandemic on transactions on our marketplace and the subsequent cost-cutting actions to reduce our cash burn by turning off substantially all paid acquisition marketing activities and implementing a reduction in force of approximately 40% of our employees and moving approximately 10% of our employees to standby or furlough.  For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.”

Adjusted EBITDA (in millions)
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
($10.8)
($7.9)
($8.2)
($8.2)
($12.3)
($8.4)
($1.2)
($3.1)
($4.4)
Margin %
(62%)
(33%)
(31%)
(31%)
(72%)
(157%)
(9%)
(23%)
(36%)

In the three months ended June 30, 2020, Adjusted EBITDA improved from the three months ended March 31, 2020 as a result of cost-cutting measures in response to the COVID-19 pandemic. We took action immediately in order to reduce our cash burn by resetting our cost structure, both by cutting discretionary costs such as marketing, and eliminating fixed costs, including implementing a reduction in force of approximately 40% of our employees and moving approximately 10% of our employees to standby or furlough. In the three months ended March 31, 2021, our Adjusted EBITDA was ($4.4) million, though our revenue was down 28% from the prior year. Over the long term, we expect Adjusted EBITDA to turn positive and to continue to increase as a result of growth in bookings on our platform and operational efficiency gains, however, in the near term we expect continued modest Adjusted EBITDA losses as our marketplace recovers from the impact of COVID-19.

The following table presents a reconciliation of Adjusted EBITDA from net loss for the years ended December 31, 2018, 2019 and 2020 and three months ended March 31, 2020 and 2021:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Adjusted EBITDA reconciliation:
Net loss	$(64,677)	$(51,714)	$(57,485)	$(20,545)	$(10,591)
Add (deduct):
Depreciation and amortization (1)	9,656	13,596	18,713	4,644	3,569
Stock-based compensation expense (2)	6,871	4,520	5,541	1,585	1,001
Interest expense	141	204	3,154	248	697
Interest income	(2,654)	(2,807)	(488)	(332)	(4)
Loss from impairment of DogHero investment	—	—	2,080	—	—
Other (income) expense, net	21	1,109	(171)	44	51
Income tax (benefit) expense	(269)	(468)	(94)	(23)	14
Restructuring expense (3)	—	—	3,763	2,080	—
Acquisition-related costs (4)	1,707	341	31	28	905
Adjusted EBITDA	$(49,204)	$(35,219)	$(24,956)	$(12,270)	$(4,358)

______________

(1)

Depreciation and amortization include amortization expense related to capitalized internal use software, which is recognized as cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.

(2)	Stock-based compensation expense includes equity granted to employees as well as for professional services to non-employees.
(3)	Restructuring costs include expenses for severance-related and legal costs incurred during the implementation of our restructuring plan.
(4)	Acquisition-related costs include accounting, legal, consulting and travel related expenses incurred in connection with business combinations.

The following table presents a reconciliation of Adjusted EBITDA from net loss for each of the last nine fiscal quarters ended March 31, 2021:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021
	(in thousands)
Adjusted EBITDA reconciliation:
Net loss	$(14,268)	$(11,961)	$(12,088)	$(13,397)	$(20,545)	$(18,079)	$(10,359)	$(8,502)	$(10,591)
Add (deduct):
Depreciation and amortization (1)	3,320	3,227	3,417	3,631	4,644	6,599	3,857	3,613	3,569
Stock-based compensation expense (2)	866	1,178	1,202	1,274	1,585	894	1,789	1,273	1,001
Interest expense	47	30	55	72	249	1,009	1,186	710	697
Interest income	(877)	(807)	(649)	(474)	(332)	(129)	(22)	(5)	(4)
Loss from impairment of DogHero investment	—	—	—	—	—	—	2,000	80	—
Other (income) expense, net	214	299	(208)	805	44	144	(77)	(281)	51
Income tax (benefit) expense	(393)	78	28	(181)	(23)	(29)	(70)	28	14
Restructuring expense (3)	—	—	—	—	2,080	1,159	511	13	—
Acquisition-related costs (4)	254	50	9	28	28	3	—	—	905
Adjusted EBITDA	$(10,837)	$(7,906)	$(8,234)	$(8,242)	$(12,270)	$(8,428)	$(1,187)	$(3,071)	$(4,358)

______________

(1)

Depreciation and amortization include amortization expense related to capitalized internal use software, which is recognized as cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.

(2)	Stock-based compensation expense includes equity granted to employees as well as for professional services to non-employees.
(3)	Restructuring costs include expenses for severance-related and legal costs incurred during the implementation of our restructuring plan.
(4)	Acquisition-related costs include accounting, legal, consulting and travel related expenses incurred in connection with business combinations.

Business Model

We derive revenue principally from the fees, net of discounts, promotions, sales tax not collected on behalf of customers and incentives,paid by pet care providers and pet parents for use of our platform. Such fees are based on a percentage of the booking value and vary based on factors specific to the booking, such as type of service, duration, geography, and the price charged by the pet care provider. We also derive revenue from fees paid by pet care providers for background checks in order to be listed on our platform.

Our objective is to attract new pet parents to our platform, convert them into repeat bookers and generate a long lifetime of bookings from that pet parent. In 2019, over one million pet parents booked 4.2 million bookings for the year; the average GBV per booking was $104, and 84% of our bookings were repeat bookings. In 2020, 86% of our bookings were repeat bookings. Our ability to attract pet parents is very efficient as we benefit from the network effects associated with our platform. A significant portion of pet parents join our platform based on word-of-mouth. In 2018, 49% of new pet parents in our ten largest cities were acquired via word-of-mouth, compared to 40% in all other cities. In 2019, 51% of new pet parents in our ten largest cities were acquired via word-of-mouth, compared to 41% in all other cities. An increasing percentage of new pet parents were acquired by word-of-mouth in 2020 as the result of continuous improvements from our proprietary algorithm. Rover also attracts pet parents through a variety of paid channels, such as paid search, television, and other online and offline channels. When assessing the efficiency and effectiveness of our marketing spend, we monitor payback period on pet parent acquisition, which Rover targets at one to two quarters in non-COVID-19 periods, and approximately one month in COVID-19 impacted periods.

We collect the full GBV at the time the booking is made and recognize revenue at the time that the pet care service begins. We transfer fees earned by pet care providers upon completion of the service. In the case of overnight stays, the average period between booking and service is impacted by seasonality, as pet parents tend to book farther in advance of expected travel in the summer and holidays, and by COVID-19, due to pet parents booking closer to travel dates given uncertainty surrounding pandemic-related restrictions and other impacts. In 2019, pet parents booked on average 17 days before the overnight stay. In addition to single bookings, we introduced recurring bookings for daytime services in the fourth quarter of 2019 to allow pet parents to set a regular schedule for their pets.

The table below shows an illustrative booking of an overnight service and the resulting revenue and GBV; actual fees vary based on factors specific to the booking.

Illustrative Overnight Booking on Rover

Pet Care Provider:
Nights Booked	4
Price set by pet care provider / night	$25
Booking Value	$100
Less: Pet care provider fee (paid to Rover)	$20
Total paid to pet care provider	$80
Pet Parents:
Booking Value	$100
Pet parents fee (paid to Rover)	$7
Total paid by pet parent	$107
Rover:
Total service fees (collected at booking and recognized as revenue upon service start)	$27
Gross Booking Value (GBV)	$107

Impact of COVID-19

In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease, COVID-19, has spread to almost every country in the world and all 50 states within the United States. Global health concerns relating to the outbreak of COVID-19 have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders, and business shutdowns. Restrictive measures have not only negatively impacted consumer and business spending habits, but they have also adversely impacted and may further impact our workforce and operations. Although certain of these measures are beginning to ease in some geographic regions, overall measures to contain the COVID-19 outbreak may remain in place for a significant period of time as many geographic regions are experiencing a resurgence of COVID-19 infections. The duration and severity of this pandemic are unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.

We entered 2020 with strong growth, with bookings up 27% and 32% in January and February 2020, respectively, compared to the prior year. COVID-19 has had an adverse impact on our business due to lockdown restrictions and a corresponding reduction in travel. This has led to a reduction in the number of overnight bookings on our platform. The large number of people working from home has also decreased the need for daytime services, as people are home with their pets. The following chart below shows monthly results to illustrate the impact of COVID-19 on our operations.

Number of Bookings (in thousands)

352
43
309
359
44
315
214
22
192
58
3
56
101
11
90
176
26
150
184
30
153
203
32
171
196
31
165
200
30
170
187
27
160
172
27
145
171
23
148
192
29
163
280
50
230
Jan 2020
Feb 2020
Mar 2020
Apr 2020
May 2020
Jun 2020
Jul 2020
Aug 2020
Sep 2020
Oct 2020
Nov 2020
Dec 2020
Jan 2021
Feb 2021
Mar 2021
Repeat Bookings
New Bookings

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Oct 2020	Nov 2020	Dec 2020	Jan 2021	Feb 2021	Mar 2021
Total Bookings YoY Growth %	*27%*	*32%*	*(35%)*	*(82%)*	*(71%)*	*(53%)*	*(53%)*	*(48%)*	*(47%)*	*(47%)*	*(49%)*	*(52%)*	*(52%)*	*(47%)*	*31%*
New Bookings YoY Growth %	*14%*	*16%*	*(56%)*	*(94%)*	*(81%)*	*(63%)*	*(60%)*	*(54%)*	*(41%)*	*(42%)*	*(52%)*	*(52%)*	*(46%)*	*(35%)*	*126%*
Repeat Bookings YoY Growth %	*29%*	*34%*	*(31%)*	*(80%)*	*(69%)*	*(50%)*	*(51%)*	*(47%)*	*(48%)*	*(48%)*	*(48%)*	*(52%)*	*(52%)*	*(48%)*	*20%*
Repeat Bookings as a % of Total Bookings	*88%*	*88%*	*90%*	*95%*	*89%*	*85%*	*83%*	*84%*	*84%*	*85%*	*86%*	*84%*	*86%*	*85%*	*82%*
Total Bookings vs. Same-period 2019													*(39%)*	*(30%)*	*(15%)*
New Bookings vs. Same-period 2019													*(39%)*	*(25%)*	*(2%)*
Repeat Bookings vs. Same-period 2019													*(39%)*	*(30%)*	*(17%)*

Beginning mid-March 2020, we rapidly experienced the impact of COVID-19, and in April, bookings were down 82% and GBV was down 88% relative to the prior year, and the cancellation rate increased 80%, approximately 9 times the 9% rate in 2019. This combined effect continued throughout 2020, as pet parents faced ongoing uncertainty about COVID-19 restrictions.  Because revenue is recognized when a service starts, a change in cancellation rate does not impact recognized revenue. By June, our business had experienced some recovery as travel and work restrictions decreased, resulting in a lesser decrease in bookings of 53% and a decrease in GBV of 55% year over year. Although this modest recovery continued until September, increasing government restrictions in the fourth quarter of 2020 put downward pressure on our business, resulting in December bookings being down 52% and GBV down 54% relative to prior year. With the phased rollout of effective vaccine options during the first quarter of 2021, our business saw noticeable recovery in March, with a 67% increase in GBV year over year.

We have continued to see strength in our word-of-mouth organic growth of new pet parents. In the year ended December 31, 2020, 51% of new pet parents in our ten largest cities were acquired via word-of-mouth, compared to 44% in all other cities. In the second, third and fourth quarters of 2020 we cut marketing spend by 87% compared to the first quarter, but new bookings were down only 34%. In the first quarter of 2021, we cut marketing spend by 81% compared to first quarter of 2020, but new bookings were down only 7%.

We have also seen less of an impact on our business in less densely populated and restricted areas during COVID. In December 2020, GBV in the most dense and restricted areas was down 65% relative to the same period in 2019, while GBV in the least dense and restricted areas was only down 47%. As the vaccine became more widely available, by March 2021, GBV in the most dense and restricted areas was down 32% relative to the same period in 2019, while GBV in the least dense and restricted areas had actually improved to be up 6%, as illustrated in the following chart.

We took immediate cost-cutting actions in March 2020 in order to reduce our cash burn by turning off substantially all paid acquisition marketing activities and by implementing a reduction in force of approximately 40% of our employees and moving approximately 10% of our employees to standby or furlough. While we prepared our business for the potential of an extended economic shutdown, recovery began sooner than we expected. Though these decisions were painful, we believe our leaner cost structure positions us for strong financial performance. In the three months ended March 31, 2021, our Adjusted EBITDA was ($4.4) million, significantly improved from ($12.3) million in the same period in the prior year, despite a 28% decline in revenue from the same period in the prior year.

We expect ongoing volatility in these trends and fluctuations from month to month as the continued impact from COVID-19 is not linear across geographies, as many countries, states and cities have continued to enact new lockdowns and prohibitions on travel, as administration rates of COVID-19 vaccines have slowed, and as COVID-19 is continuing to materially adversely affect our business and financial results. We may take further actions that alter our business operations as may be required by federal, state, or local authorities or that we determine is in the best interests of our employees and our customers.

The full extent to which the outbreak of COVID-19 will impact our business, operating results, and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its economic impact, including any recession that has occurred or may occur in the future. Despite such recent events, there are no existing conditions or events which raise substantial doubt regarding our ability to continue as a going concern. For additional discussion of COVID-19-related risks, see “Risk Factors”.

We have also taken action to promote the health and safety of our employees during the COVID-19 pandemic, and we quickly transitioned the vast majority of our employees to work remotely in March 2020. We expect our office re-openings to be a gradual process over many months beginning in the second half of 2021 and that our offices will continue to be the primary location for work, learning and collaboration.

Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for Rover but also pose risks and challenges, including those discussed below. See “Risk Factors”.

Growth of our Base of Pet Parents

Our objective is to attract new pet parents to our platform and to successfully convert them into repeat bookers. We believe that we have a significant opportunity to expand our pet parent base given the size of the market in which we operate. Through March 31, 2021, more than 2 million unique pet parents have booked a service on our platform.

We attract pet parents to our platform through a variety of paid marketing channels, such as paid search, social media, video, and other online and offline channels. When assessing the efficiency and effectiveness of our marketing spend, we monitor payback period on pet parent acquisition, which we target at one to two quarters in non-COVID-19 periods. Payback period represents the number of months it takes a cohort of pet parents of our services to generate a cumulative contribution profit that equals or exceeds estimated advertising expenses attributed to the acquisition of the specific cohort in the quarter it was acquired. We define contribution profit as the cumulative pet provider and pet parent fees from a cohort less variable costs of credit card fees, refunds and claims. We may choose to extend our target payback period to invest in new markets. In addition, the payback period can be higher for fourth quarter cohorts due to higher advertising rates and less repeat behavior in the first quarter.

Over time, as individual markets mature, the strength of word-of-mouth customer acquisition has increased and our marketing spend as a percentage of GBV has decreased. For example, in the year ended December 31, 2020, 51% of new pet parents in our ten largest, most mature cities were acquired via word-of-mouth, compared to 44% in all other cities. The chart below demonstrates the growth of organic acquisition and decline in marketing expense as a percentage of GBV over time as markets scale.

60%
40%
20%
0%
2015
2016
2017
2018
2019
2020
37%
42%
48%
49%
51%
51%
30%
35%
39%
40%
41%
44%
22%
16%
16%
18%
11%
7%
Word of Mouth Acquisition in:
Top 10 Cities
All Other Cities
Marketing as % of GBV

Repeat Booking Activity

Our aim when we attract a new pet parent is to generate a long lifetime of bookings from that pet parent. The chart below demonstrates the growth in cumulative average total bookings for each January cohort, which ultimately increases pet parent lifetime values. Cohorts are defined as the specific month in which pet parents first make a booking on Rover. The chart below includes bookings through 2019 for the January 2013 through January 2019 cohorts, prior to the impact of COVID-19. Our 2020 cohort had a strong start, and then slowed due to the pandemic. The linearization of each cohort demonstrates the growth and stickiness of our marketplace.

In addition, we have strong revenue retention from bookings by pet parents. We measure revenue retention based on revenue from repeat bookings of new pet parents in their first year on Rover. We exclude the initial transaction in the measure of Year 1 revenue because the initial transaction value is typically higher than repeat bookings, as new pet parents first try our platform for a longer trip. The table below shows revenue retention above 50% of Year 1 for each cohort, each year.

The growth in average bookings per pet parent is driven both by higher rebooking rates and higher frequency. We have demonstrated strong growth in the percentage of a cohort that rebooks in Year 1. The chart below demonstrates the percentage of re-bookers in the 12 months following an initial booking. Our rebooking rate has grown from 41% in Year 1 for our January 2013 cohort, to 62% in Year 1 for our January 2019 cohort, our latest cohort without the impact of COVID-19 as seen in the chart below. This increase has been driven by improvements in our marketplace as we have increased the diversity and quality of providers available. We have also improved our algorithms and ultimately our ability to better match a pet parent with a pet care provider. This in turn improves a pet parent’s experience. While we believe there will be continued improvement in our rebooking rate in our mature markets, we expect that we will continue to serve a number of pet parents that only need to use our platform for a one-off booking. We also expect future improvements in our rebooking rate in mature markets to be partially offset by lower rebooking rates as we invest to grow more nascent markets. Our improving ability to match pet parents with pet care providers is a continued advantage relative to other platforms, because while marketing investment can attract pet parents to a platform, if they do not find a match or if they have a bad experience, they will not return.

In addition, pet parents that rebook continue to book services over time at an increasing frequency, as seen in the chart below. This increase is a result of improvements in our platform and data algorithms which enhance the customer experience, increasing pet care provider density as we continue to scale our platform, as well as the introduction of new service offerings, namely daytime services in the fourth quarter of 2015. The number of bookings per repeat customer has grown from 3.7 in Year 1 for our January 2013 cohort, to 7.2 in Year 1 for our January 2019 cohort, our latest cohort without the impact of COVID-19. With the vaccine rollout over the first quarter of 2021, early signs of improvement have already appeared from the booking performance of 2021 cohorts. The number of bookings per repeat customer has grown from 4.2 in the first three months for our January 2019 cohort, to 4.5 in the first three months for our January 2021 cohort. Our goal is to continue to increase bookings by delivering reliable and convenient services to pet parents, improving the Rover experience, and converting more pet parents into repeat bookers.

Average cumulative bookings per cohort, pet parent revenue retention, percentage of cohort with rebooking, and cumulative bookings per repeat pet parent deteriorated across all cohorts in 2020 due to the decline in our business resulting from COVID-19. However, as the travel industry recovers, we believe the historic strength of our cohorts should return.

We believe that the trends reflected by these analyses of cohort behavior are illustrative of the value of our base of pet parents absent the impact of COVID-19; however, we may see a change in rebooking rates, frequency of repeat bookings and other behavior over time. A change in our ability to attract pet parents to our platform or changes in pet parent behavior could have a significant negative impact on our GBV, revenue and operating results.

Investing in Growth

We plan to invest both in new markets and new offerings. We believe that we can further expand our services to new markets within North America and Europe by carefully targeting locations with high expected demand. We carefully evaluate market demand in specific urban, suburban, and rural areas. This will allow us to better serve both pet parents and pet care providers. We also believe there is an opportunity to expand our services outside of our existing geographic locations into other countries and regions where there is an attractive spend per pet to address. As we invest in new markets, we may extend our marketing payback target in order to accelerate growth in each new market.

We have acquired multiple businesses, including our March 2017 acquisition of DogVacay and our October 2018 acquisition of DogBuddy. Our strategy is to continue to evaluate business acquisitions that can accelerate our growth and operating leverage. We have integrated acquired businesses onto our platform under the Rover brand. The timing of acquisitions and related integration will impact our financial results.

In addition, we believe that we have several growth opportunities which may contribute significantly to our financial performance in the future. We believe growing these offerings will help us to better provide more value to our pet parents, improve the ability to attract additional pet parents through additional marketing and advertising spend, and increase the engagement and value of our existing pet parents. For example, we launched daytime services, including dog walking and drop-in visits in November 2015, and began testing and rolling out grooming services in 2019, although subsequent market launches have temporarily been paused due to COVID-19. We expect to resume our grooming services market expansion throughout the United States in the second half of 2021.

Availability of Rover Care Providers

We attract pet care providers to our platform primarily by word-of-mouth. On average, 70% of our providers who receive a first booking receive three or more bookings in their first 12 months on the platform. For those in this group, when comparing Year 2 revenue to Year 1 repeat revenue, providers experience more than 90% revenue retention. In subsequent years, we see this increase. In 2019, we had over 280,000 active pet care providers with a booking on our marketplace, up 41% from 2018. For the year ended December 31, 2020 we had over 172,000 active pet care providers with a booking. The number of pet care providers has been impacted in 2020 by the decrease in demand for bookings as a result of COVID-19. We believe that this is illustrative of care providers’ ability to generate value from our platform absent the impact of COVID-19; however, we may see a change in booking rates and revenue retention, over time.

To serve our pet parents in any given market, we need density of providers so that pet parents have options at all price points within an acceptable distance from their home. During certain peak periods, such as holidays, we have faced supply constraint in some markets. In addition, pet care providers have in the past, and may continue to, attempt to or successfully source bookings from us and then complete the transaction off of our platform. While we can use our matching algorithm to identify pet care providers that may attempt to disintermediate Rover in a booking, and reduce the chance that those pet care providers are featured to pet parents, we cannot prevent this activity entirely. A change in our ability to attract providers to our platform, enable them to generate income and dissuade them from sourcing bookings off our platform could negatively impact our ability to serve pet parents and, in turn, have a significant negative impact on our GBV, revenue and operating results.

Service Booking Mix

Pet care providers set the price for the services offered on our platform. Overnight services are generally at a higher price point than daytime services. Typically, the first booking on our platform has the highest GBV, as pet parents tend to start with us with a specific need in mind, such as a seven-day trip, that is beyond what they can ask of friends, family, or neighbors. Subsequent bookings tend to be for less total nights or walks as pet parents use our platform for shorter more frequent trips or start using daytime services. As the mix of overnight and daytime services change, and as the number of nights or daytime services in an average booking changes, the GBV per booking will fluctuate. For example, in 2020 during the COVID-19 pandemic we have seen a shift towards daytime services and shorter duration bookings, which both have lower GBV per booking. GBV per booking was $94, $98, $98, and $101 in the first, second, third and fourth quarters of 2020, respectively, compared to $103, $108, $101, and $104 in the prior year. GBV per booking was $101 in the first quarter of 2021, as the booking mix shifted back towards overnight services.

Components of Results of Operations

Revenue

We derive revenue principally from fees paid by pet care providers and pet parents for use of our platform, net of discounts and sales tax paid on behalf of pet parents. We also derive revenue from fees paid by pet care providers for background checks in order to be listed on our platform. We recognize revenue related to the facilitation of the connection between pet care providers and pet parents at the start of a booking.

Costs and Expenses

Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately)

Cost of revenue (exclusive of depreciation and amortization shown separately) includes fees paid to payment processors for credit card and other funding transactions, server hosting costs, internal-use software amortization, third-party costs for background checks for pet care providers, claim costs paid out under the Rover Guarantee (“Rover Guarantee”) and other direct and indirect costs arising as a result of bookings that take place on our platform. We expect our cost of revenue (exclusive of depreciation and amortization shown separately) will vary from period-to-period on an absolute dollar basis and as a percentage of revenue depending on the timing and pace of recovery of the travel and pet care services market.

Operations and Support

Operations and support expenses include payroll, employee benefits, stock-based compensation and other personnel-related costs associated with our operations and support team, and third-party costs related to outsourced support providers. This team assists with onboarding new pet service providers, quality reviews of pet care provider profiles, fraud monitoring and prevention across our marketplace, and community support provided via phone, email, and chat to our pet parents and pet service providers.  This support includes assistance and responding to pet parents’ inquiries regarding the general use of our platform or how to make or modify a booking through our platform. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology expense to operations and support expense based on headcount. Notwithstanding the decrease in operations and support expenses as a result of this restructuring, we expect that operations and support expense will increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth on our platform. We expect these expenses to decrease as a percentage of revenue over the longer term due to better leverage in our operations.

Marketing

Marketing expenses include payroll, employee benefits, stock-based compensation expense and other personnel-related costs associated with our marketing team. These expenses also include digital marketing, brand marketing, public relations, broadcast television, marketing partnerships and other promotions. Digital marketing primarily consists of targeted promotional campaigns through electronic channels, such as social media, search engine marketing and optimization, affiliate programs and display advertising which are focused on pet parent acquisition and brand marketing. In 2020, we significantly curtailed our discretionary marketing spending in response to the COVID-19 pandemic in addition to reducing headcount to our marketing team as part of our restructuring plan. As our business recovers and we return to growth, we expect that marketing expenses will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near-term. Over the longer term, we expect marketing expense to decrease as a percentage of revenue.

Product Development

Product development expenses include payroll, employee benefits, stock-based compensation expense and other headcount related costs for employees in engineering, design and product management, as well as the maintenance and support costs for technology infrastructure, primarily related to non-revenue generating systems. In 2020, we reduced the headcount in our product development team as part of our restructuring plan. As our growth in operations recovers, we expect that our product development expense will increase on an absolute dollar basis and will vary from period-to-period as a percentage of revenue for the foreseeable future as we continue to invest in product development activities relating to ongoing improvements and maintenance of our technology platform. We expect these expenses to decrease as a percentage of revenue over the longer term due to better leverage in our operations.

The costs incurred in the preliminary stages of website and software development related to the platform are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized as internal-use software and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Amortization expense related to capitalized internal-use software is included in cost of revenue (exclusive of depreciation and amortization shown separately).

General and Administrative

General and administrative expenses include payroll, employee benefits, stock-based compensation expense and other personnel-related costs for employees in corporate functions, as well as management, accounting, legal, corporate insurance and other expenses used to run the business. In 2020, we reduced the headcount in our general and administrative functions as part of our restructuring plan. We expect to incur additional general and administrative expense to support operating as a public company and the overall expected growth in our business. While these expenses may vary from period-to-period as a percentage of revenue, we expect them to decrease as a percentage of revenue over the longer term.

Depreciation and Amortization

Depreciation and amortization expenses include depreciation of our property and equipment, leasehold improvements and amortization of our intangible assets. Amortization related to our internal-use software is included in cost of revenue (exclusive of depreciation and amortization shown separately).

Restructuring

In response to the impact of COVID-19, we implemented a number of measures to minimize cash outlays, implementing a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or put on standby. In connection with this restructuring, we incurred severance-related and legal costs, and modified the terms of stock options previously awarded to impacted employees.

Other Income (Expense), Net

Interest Income

Interest income consists primarily of interest earned on our cash, cash equivalents, and short-term investments.

Interest Expense

Interest expense consists of interest on our borrowing arrangements and the amortization of debt discounts and deferred financing costs.

Loss on Impairment of DogHero Investment.

Consists of our write-down of our investment in DogHero, a pet care marketplace based in Brazil.

Other Income (Expense), Net

Other income (expense), net consists primarily of realized and unrealized gains and losses on foreign currency transactions and realized gains and losses on sales of our securities.

Results of Operations

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Revenue	$71,411	$95,052	$48,800	$16,991	$12,196
Costs and expenses(1):
Cost of revenue (exclusive of depreciation and amortization shown separately below)	16,173	23,522	19,823	5,418	4,176
Operations and support	17,430	19,882	12,371	5,055	2,233
Marketing	58,845	49,921	16,332	9,350	2,666
Product development	16,886	22,066	22,567	8,811	4,468
General and administrative	22,390	24,947	21,813	6,202	6,636
Depreciation and amortization	7,125	8,390	8,899	2,762	1,850
Total costs and expenses	138,849	148,728	101,805	37,598	22,029
Loss from operations	(67,438)	(53,676)	(53,005)	(20,607)	(9,833)
Other income (expense), net:
Interest income	2,654	2,807	488	332	4
Interest expense	(141)	(204)	(3,154)	(249)	(697)
Loss from impairment of DogHero investment	—	—	(2,080)	—	—
Other income (expense), net	(21)	(1,109)	172	(44)	(51)
Total other income (expense), net	2,492	1,494	(4,574)	39	(744)
Loss before income taxes	(64,946)	(52,182)	(57,579)	(20,568)	(10,577)
Benefit from (provision for) income taxes	269	468	94	23	(14)
Net loss	$(64,677)	$(51,714)	$(57,485)	$(20,545)	$(10,591)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
		(in thousands)
Operations and support	$206	$277	$299	$120	$53
Marketing	181	301	397	174	68
Product development	2,391	1,486	1,873	676	295
General and administrative	3,904	2,003	2,972	615	585
Total stock-based compensation expense	$6,682	$4,067	$5,541	$1,585	$1,001

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
Revenue	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	23	25	41	32	34
Operations and support	25	21	25	30	18
Marketing	82	53	33	55	22
Product development	24	23	46	52	37
General and administrative	31	26	45	37	54
Depreciation and amortization	10	9	18	16	15
Total costs and expenses	195	157	208	222	180
Loss from operations	(95)	(57)	(108)	(122)	(80)
Other income (expense), net:
Interest income	4	3	1	2	—
Interest expense	—	—	(6)	(1)	(6)
Loss from impairment of DogHero investment	—	—	(4)	—	—
Other income (expense), net	—	(1)	—	—	—
Total other income (expense), net	4	2	(9)	1	(6)
Loss before income taxes	(91)	(55)	(117)	(121)	(86)
Benefit from (provision for) income taxes	—	—	—	—	—
Net loss	(91)%	(55)%	(117)%	(121)%	(86)%

Comparisons for the Three Months Ended March 31, 2020 and 2021

Revenue

	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(in thousands)
Revenue	$16,991	$12,196	$(4,795)	(28)%

The decrease in revenue for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was primarily due to a 31% decrease in the number of bookings on our platform partially offset by a 7% increase in the average gross booking value per booking. Demand for overnight and daytime pet care is primarily linked to pet parents traveling or working outside of the home which had declined as a result of various state and local restrictions during the three months ended March 31, 2020. As those restrictions began to lift in the three months ended March 31, 2021 our mix is shifting back to higher average order value overnight services as pet parents begin to travel again.

Costs and Expenses

	Three Months Ended March 31,		Change
	2020	2021	Amount	%
	(in thousands)
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	$5,418	$4,176	$(1,242)	(23)%
Operations and support	5,055	2,233	(2,822)	(56)
Marketing	9,350	2,666	(6,684)	(71)
Product development	8,811	4,468	(4,343)	(49)
General administrative	6,202	6,636	434	7
Depreciation and amortization	2,762	1,850	(912)	(33)
Total costs and expenses	$37,598	$22,029	$(15,569)	(41)%

Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately). The decrease in cost of revenue (exclusive of depreciation and amortization shown separately) for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was the result of a 28% decrease in revenue due to the COVID-19 pandemic. The decrease includes a $0.3 million decrease in merchant fees, a $0.3 million decrease in pet care provider background check costs, and a $0.3 million decrease in technology platform costs.

Operations and Support. The decrease in operations and support expense for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was primarily due to a decrease in personnel-related costs for the operations and support team as well as a decrease in third-party costs related to outsourced support providers in response to changes in demand for our platform as illustrated by the 31% decrease in the number of bookings on our platform due to the COVID-19 pandemic and the reduced need for  pet sitter provider onboarding and general platform user support activities. The decrease consisted of a $1.8 million decrease in personnel costs as a result of the reduction in force and a $0.6 million decrease of third-party customer service provider costs.

Marketing. The decrease in marketing expenses for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was the result of a $5.0 million reduction in discretionary customer acquisition expenses, a $1.0 million reduction in personnel costs as a result of the reduction in force, and a $0.3 million reduction of professional services costs. These reductions were made to reduce cash outlays due to a 31% reduction in the number of bookings on our platform as a result of the COVID-19 pandemic.

Product Development. Product development expenses for the three months ended March 31, 2021 decreased compared to the three months ended March 31, 2020 and was the result of a $3.5 million decrease in personnel expenses as a result of the reduction in our workforce in March 2020, a $0.2 million decrease in allocated overhead costs, and a $0.3 million reduction in third party contractor costs.

General and Administrative. The increase in general and administrative expenses for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was the result of $0.4 million of professional services related to our public company readiness efforts.

Depreciation and Amortization. The decrease in depreciation and amortization expenses for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was due to a decrease in intangible asset amortization expense as a result of certain intangible assets related to the DogVacay and Barking Dog Ventures acquisitions reaching the end of their useful lives.

Other Income (Expense), Net

Interest Income. The $0.3 million decrease in interest income for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was primarily related to a decline in interest rates year over year as well as a decrease in longer term investments.

Interest Expense. The $0.4 million increase in interest expense for three months ended March 31, 2021 compared to the three months ended March 31, 2020 was the result of the addition of a $30.0 million subordinated credit facility in March 2020. In addition, in April 2020, we were approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program.  As of March 31, 2021, we have both the Subordinated credit facility and Paycheck Protection loan outstanding and $11.4 million available under the revolving borrowings and $15.0 million available under the term loan.

Comparisons for the Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands)
Revenue	$95,052	$48,800	$(46,252)	(49)%

The decrease in revenue for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to a 43% decrease in the number of bookings on our platform and a 7% decrease in the average gross booking value per booking due to the COVID-19 pandemic. Demand for overnight and daytime pet care is primarily linked to pet parents traveling or working outside of the home, which have declined as a result of widespread stay at home orders by local governments. As result of this COVID-19 impact, average gross booking value per booking decreased due to an increase in mix towards daytime services, which have lower gross booking value than overnight services, as well as a reduction in the average number of nights per stay for overnight services.

Costs and Expenses

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands)
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	$23,522	$19,823	$(3,699)	(16)%
Operations and support	19,882	12,371	(7,511)	(38)
Marketing	49,921	16,332	(33,589)	(67)
Product development	22,066	22,567	501	2
General administrative	24,947	21,813	(3,134)	(13)
Depreciation and amortization	8,390	8,899	509	6
Total costs and expenses	$148,728	$101,805	$(46,923)	(32)%

Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately). The decrease in cost of revenue (exclusive of depreciation and amortization shown separately) for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of a 49% decrease in revenue due to the COVID-19 pandemic. The decrease includes a $5.0 million decrease in merchant fees, a $1.4 million decrease in pet care provider background check costs, a $1.3 million decrease in customer claim costs related to the Rover Guarantee, and a $0.9 million decrease in technology platform costs. The decreases were partially offset by a $4.6 million increase in amortization expense for internal-use software, including a $2.6 million acceleration of internal-use software related to the discontinuation of our on-demand service and a $0.4 million increase in Rover Store costs.

Operations and Support. The decrease in operations and support expense for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to a decrease in personnel-related costs for the operations and support team as well as a decrease in third-party costs related to outsourced support providers in response to changes in demand for our platform as illustrated by the  the 43% decrease in the number of bookings on our platform due to the COVID-19 pandemic and the reduced need for pet sitter provider onboarding and general platform user support activities. The decrease consisted of a $4.7 million decrease in personnel costs as a result of the reduction in force, a $2.2 million decrease of third-party customer service provider costs, a $0.7 million decrease in allocation of overhead costs and $0.4 million of other decreases primarily as a result of the discontinuation of our on-demand services. These reductions were partially offset by $0.5 million of severance costs related to the reduction in our workforce in response to the impact of the COVID-19 pandemic.

Marketing. The decrease in marketing expenses for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of a $30.4 million reduction in discretionary customer acquisition expenses, a $1.4 million reduction of professional services costs, and a $2.1 million reduction in personnel costs as a result of the reduction in force. These reductions were made to reduce cash outlays due to a 43% reduction in the number of bookings on our platform as a result of the COVID-19 pandemic. The decreases were offset by $0.3 million of severance costs related to the reduction in our workforce.

Product Development. Product development expenses for the year ended December 31, 2020 were up slightly from the year ended December 31, 2019 and was the result of a $1.5 million increase in allocated overhead costs and $1.5 million of severance costs associated with the reduction in our workforce.  These costs were offset by a $2.1 million decrease in personnel expenses as a result of the reduction in our workforce, a $0.4 million reduction in third party contractor costs, and a $0.2 million reduction in expenses associated with product development.

General and Administrative. The decrease in general and administrative expenses for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of $2.0 million of personnel cost reductions as a result of the reduction in force, a $1.4 million decrease in professional services, a $0.2 million reduction in facilities and other overhead costs, a $0.2 million decrease in state and local taxes, and a $0.1 million decrease in bank fees. These decreases were partially offset by $0.6 million of severance costs due to the reduction in our workforce and a $0.3 million increase in insurance costs due to rate increases.

Depreciation and Amortization. The increase in depreciation and amortization expenses for the year ended December 31, 2020 compared to the year ended December 31, 2019 was due to a $3.0 million increase in the depreciation expense for property, plant, and equipment as a result of office expansion to support our previously anticipated headcount growth. This increase was partially offset by a $2.5 million decrease of intangible asset amortization expense as a result of certain intangible assets related to the DogVacay acquisition reaching the end of their useful lives.

Other Income (Expense), Net

Interest Income. The $2.3 million decrease in interest income for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily related to a decline in interest rates year over year as well as a decrease in short-term investments.

Interest Expense. The $2.9 million increase in interest expense for year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of the addition of a $11.4 million principal amount of revolving borrowings and $15.0 million of term borrowings under the credit facility, and $30.0 million under the subordinated credit facility in March 2020. In addition, in April 2020, we were approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program.

Loss on Impairment of DogHero Investment. The increase for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of a $2.1 million write-down of our investment in DogHero, a pet care marketplace based in Brazil.

Other Income (Expense), Net. The $1.3 million decrease in other income (expense), net for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of $0.4 million of foreign currency exchange losses recorded in 2019 primarily related to the transfer of intangible assets from our European entities to our US entity, $0.5 million of one-time expenses recognized in 2019 related to early exits from excess office spaces, and a $0.2 million increase in 2020 in other income primarily related to a settlement received from a class action lawsuit.

Benefit From (Provision For) Income Taxes. Benefit from (provision for) income taxes decreased by $0.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 driven by the conversion of the European subsidiaries to limited risk service providers.

Comparisons for the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands)
Revenue	$71,411	$95,052	23,641	33%

The increase in revenue in 2019 compared to 2018 was primarily due to a 30% increase in the number of bookings on our platform and a 0.5% increase in the average GBV per booking. Service fees as a percentage of booking value, inclusive of taxes, increased 0.3% compared to the same prior year period. Pet care provider background check fees increased $0.7 million, in 2019 compared to 2018, due to an increase in new pet care providers joining the platform.

Costs and Expenses

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands)
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	$16,173	$23,522	$7,349	45%
Operations and support	17,430	19,882	2,452	14
Marketing	58,845	49,921	(8,924)	(15)
Product development	16,886	22,066	5,180	31
General administrative	22,390	24,947	2,557	11
Depreciation and amortization	7,125	8,390	1,265	18
Total costs and expenses	$138,849	$148,728	$9,879	7%

Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately). The increase in cost of revenue (exclusive of depreciation and amortization shown separately) in 2019 compared to 2018 was primarily due to a $2.7 million increase in amortization expenses of internal-use software as a result of increased investment in our platform. Additionally, as a result of a 30% increase in bookings, payment processing costs increased by $2.1 million, pet care provider background check costs increased $0.5 million, claim costs related to the Rover Guarantee increased $0.6 million, and hosting and technical platform costs increased $1.0 million.

Operations and Support. The increase in operations and support in 2019 compared to 2018 was primarily due to an increase in personnel-related costs for the operations and support team as well as an increase in third-party costs related to outsourced support providers in response to changes in demand for our platform as illustrated by the 30% increase in total bookings on our platform. This increase was the result of management's decision to increase the size of the operations and support organization to support our growing community of pet parents and pet service providers. Operations and support costs were 21% of total revenue in 2019, compared to 25% in 2018. The efficiency increase was the result of an increased reliance on lower cost third party support providers and also a result of product improvements that reduced operations and support labor costs.

Marketing. The decrease in marketing expenses in 2019 compared to 2018 was primarily due to $14.1 million of expense reductions in customer acquisition marketing channels such as television and social media and a $2.2 million reduction in the cost of promotional activities. These decreases were partially offset by a $3.7 million increase for marketing efforts associated with our expansion into the European market, $1.8 million and $0.3 million expense increase in the search marketing and affiliate acquisition channels, respectively, as well as $0.6 million increases across our remaining acquisition channels as expenditures were re-allocated to more efficient programs. Additionally, third-party service provider expenses increased $0.5 million in support of the Rover Blog and public relations efforts, allocated overhead expenses increased $0.3 million as a result of headcount growth and resulting office expansion, and personnel costs increased $0.2 million as a result of headcount growth.

Product Development. The increase in product development expense in 2019 compared to 2018 was primarily due to a $6.7 million increase in personnel costs and a $1.2 million increase in allocated overhead costs as a result of headcount growth, a $1.3 million increase as a result of expansion in the European market in late 2018, a $0.3 million increase in other costs associated with product development, and a $0.3 million increase in third party technology costs related mostly to the support of non-revenue generating systems. These increases are partially offset by a $4.6 million increase in capitalized costs related to the development of internal-use software.

General and Administrative. The increase in general and administrative expenses in 2019 compared to 2018 was the result of a $1.3 million increase in professional fees due to expansion into the European market, a $0.6 million increase in personnel costs, a $0.5 million increase in government relations related third party professional services, a $0.4 million increase in facilities and other overhead costs due to headcount growth, and a $0.6 million increase in other insurance and finance and information technology related expenses partially offset by $0.8 million of sales tax paid by Rover on behalf of its customers.

Depreciation and Amortization. The $1.3 million increase in depreciation and amortization expenses in 2019 compared to 2018 was primarily due to the amortization of intangible assets related to our acquisition of Barking Dog Ventures in the fourth quarter of 2018.

Other Income (Expense), Net

Interest Income. Interest income increased by $0.2 million in 2019 compared to 2018. The increase was primarily due to investment in longer-term securities.

Interest Expense. Interest expense increased by $0.1 million in 2019 compared to 2018. The increase was primarily due to the amortization of loan origination fees under our debt agreements.

Other (Expense) Income, Net. Other (expense) income, net increased $1.1 million in 2019 compared to 2018, which was primarily a result of a $0.5 million expense related to our exit from our offices in Spokane, Washington and $0.4 million of foreign currency exchange fluctuations.

Benefit From (Provision For) Income Taxes. Benefit from (provision for) income taxes increased by $0.2 million in 2019 compared to 2018 due to an increase in U.S. GAAP losses in foreign jurisdictions related to the acquisition of Barking Dog Ventures in the fourth quarter of 2018.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the last nine quarters ended March 31, 2021. The information for each of these quarters has been prepared on the same basis as our audited consolidated financial statements, included elsewhere in this proxy statement/prospectus/information statement and includes, in our opinion, all adjustments, necessary to state fairly our results of operations for these periods. This data should be read in conjunction with our consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. These quarterly results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021
	(in thousands)
Revenue	$17,548	$23,760	$26,770	$26,974	$16,991	$5,381	$13,260	$13,168	$12,196
Costs and expenses (1):
Cost of revenue (exclusive of depreciation and amortization shown separately below)	4,739	5,863	6,543	6,377	5,418	6,209	4,322	3,874	4,176
Operations and support	5,126	5,018	4,894	4,844	5,055	2,482	2,460	2,374	2,233
Marketing	10,217	12,306	14,259	13,139	9,350	2,146	2,403	2,433	2,666
Product development	4,519	4,960	5,697	6,890	8,811	4,927	4,355	4,474	4,468
General and administrative	5,886	5,961	6,223	6,877	6,202	4,601	4,958	6,052	6,636
Depreciation and amortization	2,338	2,013	2,016	2,023	2,762	2,100	2,105	1,932	1,850
Total costs and expenses	32,825	36,121	39,632	40,150	37,598	22,465	20,603	21,139	22,029
Loss from operations	(15,277)	(12,361)	(12,862)	(13,176)	(20,607)	(17,084)	(7,343)	(7,971)	(9,833)
Other income (expense), net:
Interest income	877	807	649	474	332	129	22	5	4
Interest expense	(47)	(30)	(55)	(72)	(249)	(1,009)	(1,185)	(711)	(697)
Loss from impairment of DogHero investment	—	—	—	—	—	—	(2,000)	(80)	—
Other income (expense), net	(214)	(299)	208	(804)	(44)	(144)	77	283	(51)
Total other income (expense), net	616	478	802	(402)	39	(1,024)	(3,086)	(503)	(744)
Loss before income taxes	(14,661)	(11,883)	(12,060)	(13,578)	(20,568)	(18,108)	(10,429)	(8,474)	(10,577)
Benefit from (provision for) income taxes	393	(78)	(28)	181	23	29	70	(28)	(14)
Net loss	$(14,268)	$(11,961)	$(12,088)	$(13,397)	$(20,545)	$(18,079)	$(10,359)	$(8,502)	(10,591)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021
	(in thousands)
Operations and support	$70	$82	$82	$43	$120	$41	$100	$38	$53
Marketing	64	69	62	106	174	51	123	49	68
Product development	287	355	371	473	676	273	510	414	295
General and administrative	332	559	573	539	615	529	1,056	772	585
Total stock-based compensation expense	$753	$1,065	$1,088	$1,161	$1,585	$894	$1,789	$1,273	$1,001

The following table sets forth our results of operations for the last nine quarterly periods presented as a percentage of our total revenue for those periods:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses (1):
Cost of revenue (exclusive of depreciation and amortization shown separately below)	27	25	24	24	32	115	33	29	34
Operations and support	29	21	18	18	30	46	19	18	18
Marketing	58	52	53	49	55	40	18	18	22
Product development	26	21	21	26	52	92	33	34	37
General and administrative	34	25	23	25	37	86	37	46	54
Depreciation and amortization	13	8	8	7	16	39	16	15	15
Total costs and expenses	187	152	147	149	222	418	156	160	181
Loss from operations	(87)	(52)	(47)	(49)	(122)	(318)	(56)	(60)	(81)
Other income (expense), net:
Interest income	5	3	2	2	2	2	—	—	—
Interest expense	—	—	—	—	(1)	(19)	(9)	(5)	(6)
Loss from impairment of DogHero investment	—	—	—	—	—	—	(15)	(1)	—
Other income (expense), net	(1)	(1)	1	(3)	—	(3)	1	2	—
Total other income (expense), net	4	2	3	(1)	1	(20)	(23)	(4)	(6)
Loss before income taxes	(83)	(50)	(44)	(50)	(121)	(338)	(79)	(64)	(87)
Benefit from (provision for) income taxes	2	—	—	1	—	1	1	—	—
Net loss	(81)%	(50)%	(44)%	(49)%	(121)%	(337)%	(78)%	(65)%	(87)%

Revenue

Revenue increased sequentially each quarter of 2019 due to continued growth in bookings on our platform. Our business experiences seasonally high revenue in the months of June, July, August, November, and December, which coincide with high travel demand for summer vacations and holidays. Revenue is typically lowest in the first quarter and highest in the third quarter. Revenue in the second quarter of 2020 decreased 77% compared to the second quarter of 2019 as a result of reduced demand for pet care services due to the COVID-19 pandemic. However, in the third and fourth quarters of 2020, as stay-at-home orders began to lift and some pet parents went on their summer and holiday vacations, revenue increased 146% and 145%, respectively compared to the second quarter of 2020, down 50% and 51% compared to the third and fourth quarters of 2019, respectively.

Costs and Expenses

In the first quarter of 2021, the increase in general and administrative costs as a percentage of revenue was the result of an increase in professional services related to our public company readiness efforts.  Additionally, cost of revenue (exclusive of depreciation and amortization shown separately), marketing and product development expenses increased as a percentage of revenue driven by a 7% decline in revenue from the fourth quarter of 2020 due to seasonal trends.

2019 costs and expenses increased by $7.3 million from the first to fourth quarter. The increase was primarily driven by a $1.6 million increase in cost of revenue (exclusive of depreciation and amortization shown separately), $2.9 million increase in marketing expense, and a $2.4 million increase in product development expense over such period. The increase in cost of revenue (exclusive of depreciation and amortization shown separately) was primarily driven by our growth in bookings. The increase in marketing expense was primarily due to seasonality, as we tend to spend less on customer acquisition in periods of seasonally low demand such as the first quarter, and more in the periods of seasonally high demand such as the third and fourth quarters. The marketing expense increase was also the result of our increased investment in market expansion in Europe. The increase in product development expense was primarily due to a $1.4 million increase in personnel costs driven by 14% headcount growth from the first quarter to the fourth quarter of 2019, as well as the increased use of third-party engineering contractors to supplement our workforce.

In the second quarter of 2020, we reduced our quarterly costs and expenses by $15.1 million, or 40%, compared to the first quarter of 2020 in response to the COVID-19 pandemic. This reduction was due to the execution of a restructuring plan which included an approximate 50% reduction in employee headcount compared to the first quarter of 2020, a $5.5 million reduction to quarterly customer acquisition marketing costs, and other reductions in third party vendor costs. Additionally, second quarter 2020 cost  of revenue included a $2.6 million acceleration of amortization related to the discontinued use of our on-demand services called Rover Now.

In the fourth quarter of 2020, cost of revenue (exclusive of depreciation and amortization shown separately) decreased as a percentage of revenue driven by a decrease of claim costs related to the Rover Guarantee and general and administrative expenses increased due to the investment in professional fees associated with public company readiness.

Liquidity and Capital Resources

As of March 31, 2021, we had $81.8 million of cash and cash equivalents, which were primarily invested in money market funds.

Since inception, we have incurred operating losses and negative cash operating cash flows and have financed our operations through the sale of equity securities and the incurrence of debt. We expect that operating losses and negative operating cash flows could continue into the foreseeable future as we continue to invest in growing our business. Based upon our current operating plans, we believe that cash and equivalents and short-term investments will be sufficient to fund our operations for at least the next 12 months from the date of this proxy statement/prospectus/information statement. However, these forecasts involve risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect.

Our future capital requirements and the adequacy of available funds will depend on many factors, including, but not limited to our ability to grow our revenues and the impact of the COVID-19 pandemic and other factors described in “Risk Factors”. We may seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected.

Credit Facility

In May 2018, Rover entered into a credit facility with Silicon Valley Bank, or SVB, consisting of a revolver and term loan borrowings. Our obligations under the credit facility are secured by substantially all of our assets. The credit facility contains customary conditions to borrowing, events of default and covenants restricting our activities, including limitations on our ability to sell assets, engage in mergers and acquisitions, enter into transactions involving related parties, incur indebtedness or grant liens or negative pledges on our assets, make loans or make other investments. The credit facility also contains minimum liquidity and minimum net revenue financial covenants that are applicable if our overall liquidity does not exceed $75.0 million at the end of a reporting period. We were in compliance with all of our covenants under the credit facility as of December 31, 2020. In March 2021, the credit facility was amended to provide that the minimum liquidity and minimum net revenue financial covenants would be applicable if overall liquidity does not exceed $65.00 million at the end of the reporting period.

The revolving line of credit provides for up to $15.0 million principal amount of borrowings and matures in May 2022. Interest is payable monthly and accrues at the greater of (1) 4.5% and (2) prime rate plus a margin of 0.50% per year, or if certain milestones are achieved, greater of (1) 4.0% and (2) the prime rate. As of December 31, 2020, these milestones have not been met. We are required to pay a quarterly fee in an amount equal to 0.30% per year times the average unused portion of the revolving line credit. During the year ended December 31, 2020, we had incurred $11.4 million in revolver borrowings, issued a $3.5 million letter of credit primarily for the security deposit on our Seattle headquarters, which reduced available revolver borrowings, repaid the $11.4 million revolver borrowings, and had $11.4 million in available revolver borrowings as of December 31, 2020.

The credit facility also provides for up to $15.0 million principal amount of term borrowings, available until June 30, 2021 which may be incurred in three tranches of up to $5.0 million based upon achievement of revenue milestones. Term borrowings matures in June 2024. Interest is payable monthly and accrues at the greater of (1) 5.0% and (2) prime rate plus a margin of 1.0% per year, or if certain milestones are achieved, greater of (1) 4.5% and (2) the prime rate plus a margin of 0.5% per year. As of March 31, 2021, these milestones have not been met. Term borrowings are interest only through June 2021. Beginning in July 2021 and continuing through the maturity date, principal and interest are payable in equal monthly installments. Principal that has been repaid cannot be reborrowed. During the year ended December 31, 2020, we had incurred $15.0 million in borrowings, repaid the $15.0 million term borrowings, and based on certain milestones, have $5.0 million in available term borrowings under the facility as of March 31, 2021.

Subordinated Credit Facility

In August 2019, we entered into a subordinated credit facility with SVB and another lender which provides for up to $30.0 million principal amount of term borrowings until June 30, 2020 in tranches of at least $5.0 million. The subordinated credit facility matures in August 2022. Interest is payable monthly and accrues at a rate equal to the prime rate plus a margin of 4.25% per year. Borrowings are interest only through the maturity date when the outstanding principal amount and accrued interest must be repaid. The principal amount may be repaid at any time with a premium. Principal that has been repaid cannot be reborrowed.  Our obligations under the subordinated credit facility are secured by substantially all of our assets. The subordinated credit facility contains customary conditions to borrowing, events of default and restrictive covenants that are substantially similar to our credit facility. As of March 31, 2021, we were in compliance with all of our covenants under the subordinated credit facility and had drawn the full $30.0 million of available borrowings.

Paycheck Protection Program Loan

In April 2020, we entered into Paycheck Protection Program Promissory Note and Agreement with SVB, pursuant to which we incurred $8.1 million aggregate principal amount of term borrowings, or the PPP Loan. The PPP Loan was made under, and was subject to the terms and conditions of, the PPP which was established under the CARES Act and is administered by the U.S. Small Business Administration. The term of the PPP Loan was two years with a maturity date of April 2022 and accrues interest at a rate of 1.00% per year. Interest is payable monthly. Payments of principal and interest on the PPP Loan were deferred for the first sixteen months of the term of the PPP Loan until August 2021.

We may apply to SVB for forgiveness of the PPP Loan in an amount equal to the sum of the payroll costs, any payment of interest on a covered mortgage obligation, rent payment and utility payment during the 24-week period beginning on the date of first disbursement of the proceeds of the PPP Loan. The amount of forgiveness is calculated in accordance with the requirements of the Paycheck Protection Program. In this regard, no more than 25% of the amount forgiven can be attributable to non-payroll costs.

As of March 31, 2021, we had used the PPP Loan for qualified purposes and believe we qualify for forgiveness of the entire amount of the PPP Loan; however, in connection with and subject to the closing of the Business Combination, we intend to repay the principal and accrued interest on the PPP Loan. For risks related to the PPP Loan, see “Risk

Factors—Rover’s application for the Paycheck Protection Program Loan could in the future be determined to have been impermissible or could result in damage to Rover’s reputation.”

Cash Flows

The following table summarizes our cash flows for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2018	2019	2020	2020	2021
	(in thousands)
Net cash (used in) provide by:
Operating activities	$(34,063)	$(24,721)	$(56,955)	$(34,338)	$2,280
Investing activities	(38,992)	14,717	31,419	8,059	(1,584)
Financing activities	124,174	773	38,631	55,319	291
Effect of foreign exchange on cash and cash equivalents	44	(70)	99	(56)	(2)
Net increase (decrease) in cash and cash equivalents	$51,163	$(9,301)	$13,194	$28,984	$985

Operating Activities

Net cash provided by operating activities was $2.3 million for the three months ended March 31, 2021. The most significant component of our cash provided by operations was a net loss of $10.6 million which included non-cash expense related to depreciation and amortization totaling $3.6 million, stock-based compensation of $1.0 million and $0.5 million of non-cash operating lease costs.  This was offset by an increase in operating assets and liabilities, primarily as a result of an increase of $9.7 million in deferred revenue, pet parent deposits, and pet service provider liabilities due to increased payments received from customers in advance of revenue recognition.

Net cash used in operating activities was $34.9 million for the three months ended March 31, 2020. The most significant component of our cash used in operations was a net loss of $20.5 million.  This included non-cash expense related to depreciation and amortization of $4.6 million and stock-based compensation of $1.6 million.  In addition, cash outflow totaling $20.0 million was attributable to changes in operating assets and liabilities, primarily as a result of a $19.0 million increase in deferred revenue, pet parent deposits and pet service provider liabilities due to increased payments received from customers in advance of revenue recognition.

Net cash used in operating activities was $34.1 million for the year ended December 31, 2018. The most significant component of our cash used was a net loss of $64.7 million. This included non-cash expense related to stock-based compensation of $6.7 million and depreciation and amortization totaling to $9.7 million. This was partially offset by a cash inflow totaling $15.0 million attributable to changes in operating assets and liabilities, primarily as a result of an increase of $10.0 million in deferred revenue, pet parent deposits, and pet service provider liabilities due to increased payments received from customers in advance of revenue recognition, and a $4.7 million increase in accounts payable as a result of our increased spending and timing of payments to vendors. This inflow was partially offset by an increase in prepaid expenses and other current assets of $1.4 million.

Net cash used in operating activities was $24.7 million for the year ended December 31, 2019. The most significant component of our cash used was a net loss of $51.7 million. This included non-cash expense related to stock-based compensation of $4.1 million and depreciation and amortization totaling to $13.6 million. This was partially offset by a cash inflow totaling $9.6 million attributable to changes in operating assets and liabilities, primarily as a result of an increase of $5.4 million of deferred rent included in other noncurrent liabilities, and a $6.0 million increase in deferred revenue, pet parent deposits and pet service provider liabilities due to increased payments received from customers in advance of revenue recognition.

Net cash used in operating activities was $57.0 million for the year ended December 31, 2020. The most significant component of our cash used was a net loss of $57.5 million. This included non-cash expense related to stock-based compensation of $5.5 million, an impairment of $2.1 million related to our investment in Dog Hero and depreciation and amortization totaling to $18.7 million. In addition, a cash outflow totaling $26.5 million was attributable to changes in operating assets and liabilities, primarily as a result of a decrease of $20.6 million in deferred revenue, pet parent deposits, and pet service provider liabilities due to decreased bookings along with revenue recognized from amounts billed and collected in prior periods, and a decrease of $4.4 million in accounts payable as a result of timing of payments to vendors.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2021 was $1.6 million, which was primarily driven by our investment in internal-use software of $1.5 million and purchase of property and equipment of $0.01 million.

Net cash provided by investing activities for the three months ended March 31, 2020 was $8.0 million, which was primarily due to net short-term investment cash inflows of $10.9 million, offset by investment in internal-use software of $2.5 million and purchases of property and equipment of $0.4 million.

Net cash used in investing activities for the year ended December 31, 2018 was $39.0 million, which was primarily due to net short-term investment cash outflows of $20.5 million, cash used to acquire Barking Dog Ventures Ltd. of $14.1 million, investment in internal-use software of $6.2 million, and purchases of property and equipment of $1.2 million.

Net cash provided by investing activities for the year ended December 31, 2019 was $14.7 million, which was primarily due to net short-term investment cash inflows of $48.0 million, offset by purchases of property and equipment of $16.4 million, investment in internal-use software of $11.9 million, and an equity investment in DogHero Ltd. of $5.0 million

Net cash provided by investing activities for the year ended December 31, 2020 was $31.4 million, which was primarily due to net short-term investment cash inflows of $36.2 million, offset by investment in internal-use software of $6.8 million and purchases of property and equipment of $0.9 million.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2021 was $0.3 million which consisted of $0.7 million of proceeds from exercises of common stock options partially offset by $0.4 million of payment of deferred transaction costs.

Net cash provided by financing activities for the three months ended March 31, 2020 was $55.3 million, which was primarily due to net proceeds from borrowings under our credit facilities.

Net cash provided by financing activities for the year ended December 31, 2018 was $124.2 million, which was primarily due to the sale of convertible preferred stock, net of cash paid for issuance costs, totaling $123.7 million.

Net cash provided by financing activities for the year ended December 31, 2019 was $0.8 million, which consisted of proceeds from exercise of common stock options.

Net cash provided by financing activities for the year ended December 31, 2020 was $38.6 million, which was primarily due to net proceeds from borrowings under our credit facilities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

Our investment portfolio consists of short-term fixed income securities, including government and investment-grade debt securities and money market funds. These securities are classified as available-for-sale and, consequently, are recorded in the consolidated balance sheets at fair value with unrealized gains or losses, net of tax reported as a separate component of stockholders’ deficit within accumulated other comprehensive income (loss). Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes.

Based on our investment portfolio balance as of December 31, 2019 and December 31, 2020, a hypothetical 100 basis point increase in interest rates would not have materially affected our consolidated financial statements. We currently do not hedge these interest rate exposures.

Foreign Currency Risk

Our functional currency is the U.S. dollar, while certain of our current and future subsidiaries will be expected to have other functional currencies, including the British Pound, the Euro and the Canadian dollar. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although it may do so in the future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our consolidated financial statements, we believe that the accounting policies below are most critical to understanding our financial condition and historical and future results of operations.

Revenue Recognition

We recognize revenue in accordance with ASC Topic 606, which we adopted as of January 1, 2019 on a modified retrospective basis. We generate substantially all of our revenue from facilitating the connection between pet care providers and pet parents. We consider both pet parents and pet care providers to be our customers. We charge a fixed percentage service fee for each arrangement of pet-related services between the pet parent and the pet service provider on our platform, or a booking. The fixed percentage service fees are established at the time a pet parent or pet provider joined the platform and do not vary based on the volume of transactions. A booking defines the explicit fee from which we earn our fixed service fee. Our single performance obligation is identified as the facilitation of the connection between pet care provider and pet parent through our platform, which occurs upon the completion of a booking. Revenue is recognized at a point in time when the performance obligation is satisfied upon completion of a booking and the related underlying pet-related services have begun.

We evaluate the presentation of revenue on a gross or net basis based on whether or not we are the principal in the transaction (gross) or whether we arrange for other parties to provide the service to the pet parent and are an agent (net) in the transaction. We determined that we do not control the right to use the pet-related services provided by the pet service provider to the pet parent. Accordingly, we concluded that we are acting in an agent capacity and revenue is presented net reflecting the service fees received from our customers to facilitate a booking.

We offer discounts to pet parents to encourage use of the Company’s platform. Discounts are primarily in the form of coupon codes for prospective pet parents and are accounted for as reductions to revenue.

Stock-Based Compensation

We estimate the fair value of stock options granted to employees, non-employees and directors using the Black-Scholes option pricing model. The fair value of stock options that is expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period.

The Black-Scholes option pricing model utilizes inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:

•	Fair Value of Common Stock. See “—Common Stock Valuations” below.
•	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.
•

Expected Volatility. Because we have been privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded peer companies over a period equal to the expected term of the stock option grants.

•

Expected Term. The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.

•	Expected Dividend Yield. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

See Note 14 to our annual audited financial statements included elsewhere in this prospectus for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, stock-based compensation could be materially different.

Common Stock Valuations

Historically, for all periods prior to Business Combination, since there has been no public market of our common stock, the fair value of the shares of common stock underlying our share-based awards was estimated on each grant date by our Board. To determine the fair value of our common stock underlying option grants, our Board considered, among other things, input from management, valuations of our common stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and the Board’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors include, but are not limited to:

•	our results of operations and financial position, including the present value of expected future cash flows and the value of tangible and intangible assets;
•	risks and opportunities relevant to our business;
•	the status of platform development activities;
•	our business conditions and projections;
•	the market value of companies engaged in a substantially similar business;
•	the lack of marketability of our common stock as a private company;

•	the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions;
•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
•	the likelihood of achieving a liquidity event for our securityholders, such as an initial public offering or a sale of the company, given prevailing market conditions;
•	the hiring of key personnel and the experience of management; and
•	trends and developments in our industry, including the impact of COVID-19.

For valuations performed prior to October 31, 2020, we used the option pricing method, or OPM, back-solve method. In an OPM framework, the back-solve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected due to our stage and uncertainty regarding the timing and probability of possible future exit scenarios.

For valuations performed on and subsequent to October 31, 2020, we used a hybrid method of the OPM and the Probability-Weighted Expected Return Method, or PWERM. PWERM considers various potential liquidity outcomes. Our approach included the use of an initial public offering scenario, a strategic merger or sale scenario, and a scenario assuming continued operation as a private entity. Under the hybrid OPM and PWERM method, the per share value calculated under the OPM and PWERM are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent it has made one, of their potential impact on our financial condition and its results of operations.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2018, 2019 and 2020, Rover management identified material weaknesses in our internal controls. See “Risk Factors—Rover has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of New Rover’s consolidated financial statements or cause New Rover to fail to meet our periodic reporting obligations.”

JOBS Act Accounting Election

Each of Caravel and Rover is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. The JOBS Act permits companies with emerging growth company status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. Following the closing of the Business Combination, New Rover expects to use this extended transition period to enable it to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date New Rover (1) is no longer an emerging growth company or (2) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, following the closing of the Business Combination, New Rover intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act.

CERTAIN ROVER RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In addition to the compensation arrangements, including employment and termination of employment, discussed in the sections titled “Management of New Rover after the Business Combination” and “Rover’s Executive Compensation,” the following is a description of each transaction since January 1, 2018, and each currently proposed transaction, in which:

•	Rover has been or is to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of Rover’s directors, executive officers, or beneficial holders of more than 5% of any class of Rover capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Policies and Procedures for Related Person Transactions

New Rover will adopt a formal, written policy regarding related person transactions, which will become effective upon the consummation of the proposed Business Combination. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which New Rover is a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. New Rover’s policy will also provide that a related person means any of New Rover’s executive officers and directors (including director nominees), in each case at any time since the beginning of New Rover’s last fiscal year, or holders of more than 5% of any class of New Rover’s voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. New Rover’s audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to New Rover’s policy, New Rover’s audit committee charter that will be in effect upon the consummation of the Business Combination will provide that New Rover’s audit committee shall review and approve or disapprove any related person transactions.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

Series G Preferred Stock Financing

In multiple closings in May 2018, Rover sold an aggregate of 18,422,997 shares of Rover’s Series G preferred stock at a purchase price of $7.52850 per share, for an aggregate purchase price of approximately $125 million.

The following table summarizes purchases of Rover’s Series G convertible preferred stock by related parties:

Stockholder	Shares of Series G Preferred Stock	Total Purchase Price Commitment
Spark Capital Growth Founders’ Fund, L.P(1)	6,508	$48,995.48
Spark Capital Growth Fund, L.P.(2)	657,634	$4,950,997.57
TCV Member Fund, L.P.	166,532	$1,253,736.17
TCV VIII, L.P.	2,268,66	$17,079,636.93
TCV VIII (A), L.P.	611,787	$4,605,838.43
TCV VIII (B), L.P.	140,902	$1,060,780.71
Funds affiliated with T. Rowe. Price	5,685,063	$42,799,996.87
(1)	Megan Siegler is a member of the Rover Board and an affiliate of Spark Capital Growth Founders’ Fund, L.P.
(2)	Megan Siegler is a member of the Rover Board and an affiliate of Spark Capital Growth Fund, L.P.

Option to Permit Net Exercise

On February 10, 2021, the Rover Board approved an amendment to the stock option granted to Aaron Easterly on July 19, 2012 to purchase 1,765,120 shares of Rover’s common stock to permit Mr. Easterly to satisfy the exercise price and applicable tax withholding obligations by net exercise of the option.

Compensation Arrangements

Rover is party to employment agreements with Rover’s executive officers that, among other things, provide for certain severance and change of control benefits. Rover has also granted stock options to Rover’s executive officers and Susan Athey, a member of the Rover Board. See “Management of New Rover After the Business Combination.”

Investors’ Rights Agreement

Rover is party to an Amended and Restated Investors’ Rights Agreement, dated May 11, 2018, pursuant to which, among other things, certain holders of Rover capital stock are entitled to certain rights with respect to the registration of their shares. These holders include Aaron Easterly, Rover’s chief executive officer, Greg Gottesman, a member of Rover’s Board, and entities affiliated with T. Rowe Price, Spark Capital, Madrona Ventures, Foundry Group and Menlo Ventures. The Amended and Restated Investors’ Rights Agreement will be terminated in connection with the proposed Business Combination.

At the Closing, New Rover, the Sponsor, certain affiliates of the Sponsor and certain Rover Holders will enter into the Investor Rights Agreement. See “Certain Agreements Relating to the Transactions—Investor Rights Agreement.”

Voting Agreement

Rover is party to an Amended and Restated Voting Agreement, dated October 31, 2018, pursuant to which, among other things, certain holders of Rover capital stock are entitled to certain rights with respect to election of the members of Rover Board (prior to the consummation of the prosed Business Combination). These holders include Aaron Easterly, Rover’s chief executive officer, Greg Gottesman, a member of the Rover Board, and entities affiliated with T. Rowe Price, Spark Capital, Madrona Ventures, Foundry Group and Menlo Ventures. The Amended and Restated Voting Agreement also names Susan Athey as an independent designee to the Rover Board. The Amended and Restated Voting Agreement will be terminated in connection with the proposed Business Combination.

Right of First Refusal and Co-Sale Agreement

Rover is a party to an Amended and Restated Right of First Refusal and Co-Sale Agreement, as amended October 31, 2018, pursuant to which certain holders of Rover preferred stock have a right of first refusal and co-sale in respect of certain sales of securities by Rover common stockholders. These holders include Aaron Easterly, Rover’s chief executive officer, Greg Gottesman, a member of Rover’s Board, and entities affiliated with T. Rowe Price, Spark Capital, Madrona Ventures, Foundry Group and Menlo Ventures. The Amended and Restated Right of First Refusal and Co-Sale Agreement be terminated in connection with the proposed Business Combination.

Rover Holders Support Agreement

On February 10, 2021, Caravel and certain Rover stockholders entered into the Rover Holders Support Agreement, pursuant to which such Rover stockholders agreed to approve the Business Combination Agreement. See “The Business Combination Agreement—Conduct of Business by Rover.”

Indemnification Agreements

Rover is currently party to indemnification agreements with Rover’s directors and executive officers. New Rover intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the New Rover Charter and the New Rover Bylaws. These agreements, among other things, will require New Rover to indemnify New Rover’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of New Rover’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New Rover’s request. See “Management of New Rover After the Business Combination—Limitation of Liability and Indemnification of Officers and Directors.”

INFORMATION ABOUT CARAVEL

References in this section to “we”, “our”, “us”, the “Company” or “Caravel” generally refer to Nebula Caravel Acquisition Corp.

General

Caravel is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one high quality business. Prior to our entering into the Business Combination Agreement, we sought to capitalize on the ability of our management team and the broader True Wind Capital platform to identify, acquire, and operate a business in the technology and technology-enabled services sectors that might provide opportunities for attractive long-term risk-adjusted returns, though we reserved the right to pursue an acquisition opportunity in any business or industry.

Initial Public Offering and Private Placement

In September 2020, the Sponsor purchased an aggregate of 7,906,250 shares of Caravel Class B Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000. In September and October 2020, the Sponsor transferred 25,000 Founder Shares to each of Messrs. Kerko, Wagner, Thompson and Ms. Wellman, the Company’s independent director nominees, in each case at the original per share purchase price. On November 18, 2020, the Sponsor canceled 718,750 Founder Shares and following the Caravel IPO, forfeited 312,500 Founder Shares in connection with the partial exercise of the underwriters’ over-allotment option.

On December 11, 2020, the Company consummated the Caravel IPO of 27,500,000 Caravel Units at a price of $10.00 per unit, including 2,500,000 units to cover over-allotments, generating gross proceeds of $275,000,000. Each Caravel Unit consists of one share of Caravel Class A Common Stock and one-fifth of one Caravel Warrant. Each whole Caravel Warrant entitles the holder thereof to purchase one share of Caravel Class A Common Stock at a price of $11.50 per share. Simultaneously with the closing of the Caravel IPO, the Company consummated the sale of 5,166,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of approximately $7,800,000. Each Private Placement Warrant entitles the holder to purchase one share of Caravel Class A Common Stock at a price of $11.50 per share.

Following the closing of the Caravel IPO and the Private Placement, an amount of $275,000,000 ($10.00 per Caravel Unit) from the net proceeds of the sale of the Caravel Units in the Caravel IPO and the private placement of Private Placement Warrants to the Sponsor was placed in the Trust Account with American Stock Transfer & Trust Company acting as trustee, which has since then been invested in U.S. “government securities”, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions of Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a business combination; or (ii) the distribution of the Trust Account, as described below.

Upon the closing of the Caravel IPO on December 11, 2020, Caravel had cash and marketable securities of $275,000,000 in the Trust Account, and cash of $1,783,013 held outside of the Trust Account. As of December 31, 2020, no interest was earned on the amounts on deposit in the Trust Account.

Effecting Our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations prior to the Merger. We intend to use the cash held in the Trust Account (after giving effect to redemptions) and the proceeds from the PIPE Investments to pay certain expenses incurred in connection with the Merger and related transactions, pay the Cash Merger Consideration, issue authorized but unissued shares of Caravel Class A Common Stock in respect of the Merger Consideration and any remaining balance for general corporate purposes of New Rover, which may include repayment of indebtedness.

Satisfaction of the 80% Test

It is a requirement under Caravel’s current certificate of incorporation that any business acquired by Caravel have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions, and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. As of February 10, 2021 the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $275.0 million (excluding up to $9.625 million of deferred underwriting commissions) and 80% thereof represents approximately $220.0 million. In reaching its conclusion on the 80% asset test, the Caravel Board used as a fair market value the $1.35 billion enterprise value for Rover, which was implied based on the value of the consideration to be issued in the Merger to Rover equityholders.

The Caravel Board considered factors such as Rover’s historical financial results, the future growth outlook and financial plan, as well as valuation ratios and trading multiples of publicly traded companies in similar and adjacent sectors. The Caravel Board determined that the consideration being paid in the Merger, which amount was negotiated at arm’s-length, was fair to, and in the best interests of, Caravel and its stockholders and appropriately reflected Rover’s value.

The Caravel Board believes that because of the financial skills and background of its directors, it was qualified to conclude that the acquisition of Rover met the 80% requirement. Based on the fact that the $1.35 billion fair market value of Rover as described above is in excess of the threshold of approximately $220.0 million, representing 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions), the Caravel Board determined that the fair market value of Rover was substantially in excess of 80% of the funds in the Trust Account and that the 80% test was met.

Redemption Rights for Holders of Public Shares

We are providing our Public Stockholders with redemption rights upon consummation of the Merger. Public stockholders electing to exercise redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account including interest (which interest shall be net of taxes payable) as of two business days prior to the closing of the Merger, provided that such Public Stockholders follow the specific procedures for redemption. See “Caravel Special Meeting of Stockholders—Redemption Rights”. Each Public Stockholder may elect to redeem its Public Shares, and if they do vote, irrespective of whether they vote for or against the Merger. If the Merger is not completed, then Public Stockholders electing to exercise redemption rights will not be entitled to redeem the shares of Caravel Common Stock and will not receive payment for any shares they elected to redeem.

The amount in the Trust Account is approximately $10.00 per Public Share (based on the Trust Account balance as of July 8, 2021). There will be no Redemption Rights with respect to Caravel Warrants upon consummation of our initial business combination. The initial Caravel stockholders, our officers and directors (all of whom hold their Founder Shares through the Sponsor) have agreed to waive their Redemption Rights with respect to their Founder Shares in connection with the consummation of a business combination.

Submission of Our Initial Business Combination to a Stockholder Vote

Caravel initial stockholders, officers and directors, who through the Sponsor own in aggregate 20% of the outstanding shares of Caravel Common Stock entitled to vote, have agreed to vote any shares of Caravel Common Stock owned by them in favor of the Merger. As a result, in addition to the shares held by the Sponsor, we require only 10,312,501, or 37.5% of the 27,500,000 Public Shares, to be voted in favor of the Merger (assuming all issued and outstanding shares are voted) in order to have the Merger approved.

Limitation on Redemption Rights

Notwithstanding the foregoing, the existing Caravel charter provides that a Public Stockholder, together with its affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from exercising redemptions with respect to more than an aggregate of 15% of the shares sold in the Caravel IPO, without our prior consent.

Facilities and Executive Office

Caravel currently maintains its executive offices at Four Embarcadero Center, Suite 2100, San Francisco, California 94111. Caravel considers its current office space adequate for its current operations.

Upon consummation of the Merger, the principal executive offices of Caravel will be those of Rover.

Employees

We currently have no full-time employees and do not intend to have any full-time employees prior to the consummation of the Merger. Each of our executive officers and directors is engaged in other business endeavors and is not obligated to contribute any specific number of hours per week to our affairs, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed the Merger.

Management

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Title
Adam H. Clammer	50	Chief Executive Officer, President and Director
James H. Greene, Jr.	70	Chairman of the Board of Directors
Rufina A. Adams	40	Chief Financial Officer and Secretary
David Kerko	47	Director
Darren Thompson	57	Director
Alexi A. Wellman	50	Director

Adam H. Clammer has been our Chief Executive Officer and a Director since inception. Since July 2020, he has served as Chief Executive Officer, President and a director of TWC Tech Holdings II Corp. (NASDAQ: TWCT). Mr. Clammer is a Founding Partner of True Wind Capital, a private equity fund manager focused on the technology industry, where he serves on the Investment Committee and is responsible for all aspects of managing the firm. Prior to founding True Wind Capital in 2015, Mr. Clammer was with KKR, a global investment manager, which he joined in 1995. At KKR, Mr. Clammer co-founded and led the Global Technology Group from 2004 to 2013, was a senior member of the Healthcare Group, and participated in investments across multiple industries. He served on public company boards as a director of AEP Industries (NASDAQ: AEPI), a manufacturer of flexible plastic packaging films, from 1999 to 2004, a director of Zhone Technologies (NASDAQ: ZHNE), a provider of communications network equipment, from 2002 to 2006, a director of MedCath (NASDAQ: MDTH), a cardiovascular services provider, from 2002 to 2008, a director of Jazz Pharmaceuticals (NASDAQ: JAZZ), a biopharmaceutical company, from 2004 to 2007, a director of Avago, now Broadcom (NASDAQ: AVGO), a designer of analog semiconductors, from 2005 to 2013, a director of NXP (NASDAQ: NXPI), a manufacturer of semiconductor chips, from 2007 to 2010, a director of Eastman Kodak (NYSE: KODK), a provider of imaging products and services, from 2009 to 2011, and a director of Nebula Acquisition Corporation (NASDAQ: NEBU), a special purpose acquisition company, from 2018 to 2020. Mr. Clammer served on several private company boards including Aricent, GoDaddy, and TASC among others, as well as a member of the operating committee of SunGard Data Systems. Mr. Clammer currently serves as a director of The Switch, a video solutions service provider, since 2016, as Chairman of the Board of ARI Network Services, a sales-focused software and marketing services provider, since 2017 as a director of Pegasus Transtech (“Transflo”), a software and solutions provider to the transportation industry, since 2017 and as a director of Open Lending (NASDAQ: LPRO), a lending enablement platform for the automotive finance market, since 2020. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar. Mr. Clammer is well-qualified to serve on our Board due to his extensive investment, technology industry, and publicly listed company experience.

James H. Greene, Jr. has been our Chairman and a Director since inception. Since July 2020, he has served as Chairman of TWC Tech Holdings II Corp. (NASDAQ: TWCT). Mr. Greene is a Founding Partner of True Wind Capital, a private equity fund manager focused on the technology industry, where he serves on the Investment Committee and is responsible for all aspects of managing the firm. Prior to founding True Wind Capital in 2015, Mr.

Greene was with Kohlberg Kravis Roberts & Co. (“KKR”), a global investment manager which he joined in 1986, became a Partner in 1993, a Member in 1996 and an Advisory Partner in 2013. At KKR, Mr. Greene co-founded and led the Global Technology Group from 2004 to 2010. In 2010, he became head of the Global Industrial Group, a position he held until 2013. Mr. Greene played a key role in many of KKR’s most notable buyouts through the late 1980’s and 1990’s. He served on public company boards as a director of Safeway (NYSE: SWY), a grocery store chain, from 1987 to 2004, a director of Owens-Illinois (NYSE: OI), a glass container manufacturer, from 1987 to 2005, a director of RJR Nabisco (NYSE: NGH), an American food and tobacco conglomerate, from 1989 to 1995, a director of The Vons Company (NYSE: VON), a grocery store chain, from 1993 to 1997, a director of RELTEC (NASDAQ: RLT), a telecommunications systems manufacturer, from 1995 to 2000, a director of Accuride (NYSE: ACW), a provider of commercial vehicle components, from 1998 to 2007, a director of Zhone Technologies (NASDAQ: ZHNE), a provider of communications network equipment, from 1999 to 2010, a director or Shoppers Drug Mart (TSE: SC), a drug store chain, from 2000 to 2005, a director of Amphenol (NYSE: APH), a provider of electronic components, from 2003 to 2005, a director of Alliance HealthCare (NASDAQ: AIQ), a provider of outsourced healthcare services, from 2003 to 2006, a director of Avago, now known as Broadcom (NASDAQ: AVGO), a designer of analog semiconductors, from 2005 to 2010, a director of Sun Microsystems (NASDAQ: JAVA), a provider of computer hardware and software, from 2008 to 2010, and a director of Nebula Acquisition Corporation (NASDAQ: NEBU), a special purpose acquisition company, from 2018 to 2020. Mr. Greene served on several private company boards including Aricent, Capital Safety, Capsugel, SunGard Data Systems, TASC, and Tenovis, among others. Mr. Greene currently serves as Chairman of the Board of Pegasus Transtech (“Transflo”), a software and solutions provider to the transportation industry, since 2017, a director of Western New York Energy, a provider of renewable energy and ethanol, since 2006, a director of Zix (NASDAQ: ZIXI), an email security and productivity solutions provider, since 2019, and a director of Sysnet Global Solutions, a PCI compliance solutions provider, since 2020. Prior to joining KKR, Mr. Greene spent 14 years in banking as a Vice President at Bankers Trust Company where he was involved with management buyout financings, merger and acquisition advisory assignments, and other corporate finance activities. He graduated from the Wharton School, majoring in accounting, and holds a B.S. in Economics from the University of Pennsylvania. He is also an Emeritus Trustee of the University of Pennsylvania, and a member of the Executive Committee and Board of Penn Medicine, which includes the Perelman School of Medicine and the University of Pennsylvania Health System. Mr. Greene is well-qualified to serve on our Board due to his extensive capital markets, merger and acquisition, investment, executive compensation, banking, technology industry, and publicly listed company experience.

Rufina A. Adams has been our Chief Financial Officer and Secretary since inception. Since July 2020, she has served as Chief Financial Officer of TWC Tech Holdings II Corp. (NASDAQ: TWCT). Mrs. Adams is True Wind’s Chief Financial Officer and has the responsibility for all financial and regulatory reporting matters, in addition to the firm’s compliance and cybersecurity initiatives. She joined True Wind Capital in 2015 and served as a director of Nebula Acquisition Corporation (NASDAQ: NEBU), a special purpose acquisition company, from 2019 to 2020. Prior to joining True Wind Capital, Mrs. Adams was the Controller at Discovery Digital Networks, or DDN, a multi-channel Internet television and digital cable network, where she managed the accounting department and its successful integration following its acquisition by Discovery Communications (NASDAQ: DISCA), a mass-media company, in 2012. In addition, Mrs. Adams handled the integration of accounting and operations for DDN’s early acquisitions. Prior to joining DDN in 2008, Mrs. Adams was a Senior Investment Accountant for The Blackstone Group (NYSE: BX), a private equity and asset manager, from 2007 to 2008 in New York where she gained experience in private equity accounting and investor relations. Prior to joining the Blackstone Group, she was an Audit Senior for Deloitte and Touche in San Jose, CA from 2004 to 2006. Ms. Adams holds a B.S. in Accounting from Santa Clara University and is an inactive licensed CPA in the state of New York.

David Kerko serves as one of our Directors as of the effective date of the registration statement. He was an Advisor to KKR between 2015 to 2020. From 2010 to 2015, Mr. Kerko was a Member at KKR and served as Co-head of the Technology Group from 2013 to 2015. Mr. Kerko joined KKR in 1998 and played an active role building the firm’s technology platform from 2006 to 2015. At KKR, Mr. Kerko was involved in a broad range of investments, including but not limited to Broadcom Ltd (NASDAQ: AVGO), a semiconductor manufacturer, Magic Leap, a virtual reality hardware manufacturer, Marvell Technology Group (NASDAQ: MRVL), a producer of storage, communications and consumer semiconductor products, NXP Semiconductors (NASDAQ: NXPI), a semiconductor manufacturer, and Sonos, Inc., a manufacturer of digital sound systems. Mr. Kerko has served as a director and member of the audit and compensation committees of Science Applications International Corporation (NYSE: SAIC) since January 2019, as a director and member of the audit committee of TE Connectivity Ltd. (NYSE: TEL) since March 2019, and as a director, chairman of the audit committee, and member of the compensation committee of TWC Tech Holdings II Corp. (NASDAQ: TWCT) since 2020. Mr. Kerko is also currently a director and chairman of the compensation committee of GlobalFoundries, a privately-held, semiconductor manufacturing company. In addition, since 2015, Mr.

Kerko has served as a director of Transphorm, a privately held GAN semiconductor manufacturer. Mr. Kerko was a director of Engility Holdings, Inc. from 2015 until its acquisition by SAIC in January 2019, and a director of TASC, a privately-held, engineering services company, from 2009 to 2015. Mr. Kerko also served as a director and member of the audit and compensation committees of Nebula Acquisition Corporation (NASDAQ: NEBU) from 2018 to 2020. Prior to joining KKR, Mr. Kerko was with Gleacher NatWest Inc. where he was involved in mergers and acquisition transactions and a B.S. from The Wharton School at the University of Pennsylvania and a B.S.E., summa cum laude, from the School of Engineering and Applied Science at the University of Pennsylvania. Mr. Kerko is well qualified to serve on the Caravel Board due to his significant experience advising emerging and established companies with respect to strategic planning, corporate finance and public markets strategy, particularly in the technology industry, as well as his service on the boards of directors of several public and private companies.

Darren Thompson serves as one of our Directors as of the effective date of the registration statement. He has more than 25 years of executive leadership experience in the financial services and real estate industries. Since 2018, Mr. Thompson has been the Chief Financial Officer of Bowery Farming, a tech-enabled indoor vertical farming company. From 2016 to 2017, Mr. Thompson was the President of Spruce Finance, a technology-enabled consumer finance company serving the energy efficiency and solar marketplace. From 2015 to 2016, Mr. Thompson was formerly the Chief Financial Officer and Executive Vice President of Strategy for B2R Finance and Lending.com, both Blackstone-owned real estate lending companies. From 2011 to 2015, he was also an advisory partner to RailField Realty Partners LLC, an apartment investment and asset management company. Prior to this, Mr. Thompson was President of Avenue Mortgage Corp., the real estate investment subsidiary of Avenue Capital Group, a New York-based fixed-income hedge fund. He formerly served as a trustee and Audit Committee chairman for Avenue Capital Group’s public credit mutual funds. He also served as a director and Audit Committee chairman for Boulevard Acquisition Corp. (NASDAQ: BLVD), a special-purpose acquisition company that consummated its initial public offering in 2014 and its initial business combination in 2015, acquiring AgroFresh, The Dow Chemical Company’s post-harvest specialty chemical business; Mr. Thompson resigned from his position as a director in connection with the consummation of the initial business combination. Mr. Thompson currently serves as a director and member of the audit committee of TWC Tech Holdings II Corp. (NASDAQ: TWCT), a special purpose acquisition company, since 2020. Mr. Thompson served as a regional judge for the White House Fellows Program and is a former member of the governing board of the Robert Toigo Foundation (which seeks to promote diversity in the financial services industry). Mr. Thompson graduated from Harvard College with honors in biochemistry and has an M.B.A. from Harvard Business School. Mr. Thompson is well qualified to serve on the Caravel Board because of his private investment advisory experience, his business experience in operating companies in finance and technology, and his board experience with public and private companies.

Alexi A. Wellman serves as one of our Directors as of the effective date of the registration statement. Ms. Wellman is the Chief Financial and Accounting Officer at Altaba Inc., a closed-ended management investment company, which she joined in 2017. Ms. Wellman was the Vice President, Global Controller of Yahoo Inc. (NASDAQ: YHOO) from 2015 to 2017 and prior to that role, served as Vice President, Finance from 2013 to 2015. From 2011 to 2013, Ms. Wellman served as Chief Financial Officer of Nebraska Book Company, Inc. Prior to that, Ms. Wellman served as a Partner at KPMG LLP from 2004 to 2011. Ms. Wellman currently serves as a director of V2verify, a voice biometrics and identity management solutions provider, since 2018, a director of Endurance International Group (NASDAQ: EIGI), a provider of web-hosting solutions, since 2019, a director of MatMaCorp, a developer of comprehensive animal testing solutions, since 2020 and a director and member of the audit and compensation committees of TWC Tech Holdings II Corp. (NASDAQ: TWCT), since 2020. She previously served as a director of Yahoo Japan (TYO: 4689) from 2016 to 2018. Ms. Wellman holds a B.S. in Accounting & Business Management from the University of Nebraska. Ms. Wellman is well-qualified to serve on the Caravel Board due to her extensive accounting, corporate finance, and strategic planning experience, as well as her service on the boards of directors of several public and private companies.

Number and Terms of Office of Officers and Directors

The Caravel Board consists of seven members. Holders of our Founder Shares have the right to elect all of Caravel’s directors prior to consummation of our initial business combination and holders of our Public Shares will not have the right to vote on the election of directors during such time. These provisions of our amended and restated certificate of incorporation may only be amended if approved by a majority of at least 90% of our common stock voting at a stockholder meeting. The Caravel Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Mr. Kerko and Ms. Wellman, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Thompson will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Messrs. Clammer and Greene, will expire at the third annual meeting of stockholders. We may not hold an annual meeting of stockholders until after we consummate our initial business combination. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. Subject to any other special rights applicable to the stockholders, any vacancies on the Caravel Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board that includes any directors representing our sponsor then on our board, or by a majority of the holders of our Founder Shares.

Our officers are appointed by the Caravel Board and serve at the discretion of the Caravel Board, rather than for specific terms of office. The Caravel Board is authorized to appoint persons to the offices set forth in the existing Caravel bylaws as it deems appropriate. The existing Caravel bylaws provide that our officers may consist of a Chief Executive Officer, a President, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer, Assistant Treasurers and such other offices as may be determined by the Caravel Board.

Director Independence

Nasdaq listing standards require that a majority of the Caravel Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Caravel Board has determined that Messrs. Kerko, Thompson and Ms. Wellman are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The Caravel Board has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the Caravel Board. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. The members of our audit committee are Messrs. Kerko, Thompson and Ms. Wellman, and Mr. Kerko serves as chairman of the audit committee.

Each member of the audit committee is financially literate, and the Caravel Board has determined that Mr. Thompson qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The Audit Committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•

assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence and (4) the performance of our internal audit function and independent auditors;

•	reviewing the appointment, compensation, retention, replacement and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
•

pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;
•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such  issues;

•

meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures (see “Caravel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”);

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
•

reviewing with management, the independent auditors and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. The members of our compensation committee are Mr. Kerko and Ms. Wellman.

Our compensation committee’s duties, which are specified in our compensation committee charter, include, but are not limited to:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•

reviewing and making recommendations to the Caravel Board (or approving, if such authority is so delegated by the Caravel Board) with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval, of all of our other officers;

•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Other Committees of the Caravel Board

The Caravel Board intends to establish a nominating and corporate governance committee upon the consummation of the Merger. At that time, Caravel Board intends to adopt a charter for this committee. See “Management of New Rover After the Business Combination”. Prior to such time, in accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Caravel Board.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws, a copy of which was filed as an exhibit with the SEC in connection with the Caravel IPO. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.  See “Where You Can Find More Information.”

Executive Officer and Director Compensation

Compensation Discussion and Analysis

None of our officers or directors has received any cash compensation for services rendered to us. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to the Sponsor, officers and directors, or any affiliate of the Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than Audit Committee review of such payments, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from New Rover. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. See “Proposal No. 1—The Business Combination Proposal—Interests of Caravel’s Directors and Officers in the Merger”. We have not established any limit on the amount of such fees that may be paid by New Rover to our directors or members of management. Any compensation to be paid to our officers will be determined, or recommended to the New Rover Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the New Rover Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management in their capacity as such.

Periodic Reporting and Audited Financial Statements

Caravel has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Caravel’s annual reports contain financial statements audited and reported on by Caravel’s independent registered public accounting firm.

CARAVEL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Caravel’s financial statements and the notes thereto included elsewhere in this proxy statement/prospectus/information statement. This discussion contains forward-looking statements reflecting Caravel’s current expectations, estimates and assumptions concerning events and financial trends that may affect Caravel’s future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data”.

References in this “Caravel Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “Company”, “us”, “our” or “we” refer to Caravel.

Overview

We are a blank check company incorporated in Delaware on September 18, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”) that we have not yet identified. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies. Our sponsor is Nebula Caravel Holdings, LLC, a Delaware limited liability company and an affiliate of certain of our officers and directors (our “Sponsor”).

Our registration statement for our initial public offering (the “Initial Public Offering”) was declared effective on December 8, 2020. On December 11, 2020, we consummated the Initial Public Offering of 27,500,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), which included 2,500,000 Units issued pursuant to the partial exercise by the underwriters of their over-allotment option, at $10.00 per Unit, generating gross proceeds of $275.0 million, and incurring offering costs of approximately $15.2 million, inclusive of approximately $9.6 million in deferred underwriting commissions.

Simultaneously with the closing of the Initial Public Offering, we consummated the private placement (“Private Placement”) of 5,166,667 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to our Sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to us of approximately $7.8 million.

Upon the closing of the Initial Public Offering and the Private Placement, $275.0 million of the net proceeds of the sale of the Units in the Initial Public Offering and the sale of Private Placement Warrants in the Private Placement were placed in a trust account (“Trust Account”) located in the United States with American Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company for amounts withdrawn to fund the Company’s working capital requirements, subject to an annual limit of $500,000, and/or to pay taxes, the funds held in the Trust Account will not be released until the earliest of: (1) the completion of the initial Business Combination; (2) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) (i) to modify the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with an initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete its initial Business Combination within the completion window or (ii) with respect to any other material provisions relating to the rights of holders of the Class A common stock prior to the initial Business Combination or pre-initial Business Combination business activity; and (3) the redemption of all of the Public Shares if the Company is unable to complete its initial Business Combination within the completion window, subject to applicable law.

If we are unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or December 11, 2022, (or 27 months from the closing of the Initial Public Offering, or March 11, 2023, if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business

Combination within 24 months from the closing of the Initial Public Offering) (the “Combination Period”), we will (i) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (net of amounts withdrawn to fund our working capital requirements, subject to an annual limit of $500,000, and/or to pay for the Company’s taxes and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish rights of holders of the Public Shares (the “Public Stockholders”) as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Proposed Business Combination

On February 10, 2021, we entered into a Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) with Fetch Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of the Company (“Merger Sub”), and A Place for Rover, Inc., a Delaware corporation (“Rover”), providing for, among other things, and subject to the terms and conditions therein, a business combination between the Company and Rover pursuant to which, among other things, (i) Merger Sub will merge with and into Rover, the separate corporate existence of Merger Sub will cease and Rover will continue as the surviving corporation in the merger and a wholly owned subsidiary of the Company and (ii) the Company will change its name to “Rover Group, Inc.” (together with the other transactions related thereto, the “Proposed Transactions”). Rover is the world’s largest online marketplace for pet care. Rover connects pet parents with caring pet care providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, drop-in visits, and grooming. Following the Proposed Transactions, it is expected that Rover’s common shares will be listed on The Nasdaq Capital Market.

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary conditions of the respective parties, including the approval of the Proposed Transactions by the Company’s stockholders in accordance with the Company’s amended and restated certificate of incorporation and the completion of a redemption offer whereby the Company will be providing its public stockholders with the opportunity to redeem their shares of Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Company’s trust account.

Concurrently with the execution of the Business Combination Agreement, we entered into a backstop subscription agreement with True Wind Capital II, L.P. and True Wind Capital II-A, L.P. (together, the “TWC Funds”) (the “Sponsor Backstop Subscription Agreement”), pursuant to which the TWC Funds agreed to, among other things, purchase shares of our common stock in an aggregate amount of up to $50,000,000 (or such greater amount at the election of the TWC Funds) to the extent of the amount of redemptions of shares of our common stock. The TWC Funds also agreed to purchase additional shares of our common stock in an aggregate amount of up to $50,000,000 if mutually agreed with Rover.

Concurrently with the execution of the Business Combination Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to purchase 5,000,000 shares of our common stock (the “PIPE Shares”) at a purchase price per share of $10.00 and an aggregate purchase price of $50,000,000 (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, and will be consummated concurrently with, the closing of the initial business combination. Certain offering related expenses are payable by us, including customary fees payable to the placement agents, Deutsche Bank Securities and Morgan Stanley & Co. LLC. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Proposed Transactions and to meet the minimum cash requirements provided in the Business Combination Agreement.

Concurrently with the execution of the Business Combination Agreement, we entered into stockholder support agreements with Rover and certain stockholders of Rover (the “Rover Holders Support Agreements”), pursuant to which such stockholders agreed to approve the Business Combination Agreement and the Proposed Transactions.

Concurrently with the execution of the Business Combination Agreement, our Sponsor, Rover and the Persons set forth on Schedule I thereto (such Persons, together with our Sponsor, the “Sponsor Parties”) entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, (i) each Sponsor Party and each of our directors agreed to vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, (ii) each Sponsor Party agreed to deliver a duly executed copy of the Investors Rights Agreement and the Lock-Up Agreement (as defined below) at the closing of our initial business combination and (iii) each Sponsor Party agreed to subject certain shares of our common stock and warrants to purchase our common stock to certain vesting and forfeiture provisions based on the number of stockholders (if any) that exercise their rights to redeem their shares of our common stock pursuant to our certificate of incorporation and, following the closing of our initial business combination, based on the achievement of certain trading price targets following the closing of our initial business combination, in each case subject to the terms and conditions of our Sponsor Support Agreement.

At the closing of our initial business combination, we will enter into an investors rights agreement (the “Investors Rights Agreement”) with our Sponsor, certain affiliates of our Sponsor and certain Rover stockholders, pursuant to which, among other things, (i) we will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of our common stock and other equity securities of the Company that are held by the parties thereto from time to time, (ii) in the event that we sell Backstop Shares (as defined in the Investor Rights Agreement) with an aggregate purchase price of at least $15 million, we will include one individual designated by our Sponsor in the slate of nominees recommended by our Board of Directors (or duly constituted committee thereof) for election as directors at each annual meeting of stockholders at which such nominee’s term expires, subject to our Sponsor and its Affiliates (as defined in the Business Combination Agreement) beneficially owning a certain minimum number of shares of our common stock and (iii) we will waive the corporate opportunities doctrine with respect to our Sponsor, its affiliates (including portfolio companies), their respective investors and the director nominees of the foregoing.

At the closing of our initial business combination, we will enter into a lock-up agreement with our Sponsor, certain affiliates of our Sponsor and certain Rover stockholders (the “Lock-Up Agreement”) containing restrictions on transfer with respect to shares of our common stock held by each such holder (subject to certain exceptions, the “Lock-Up Shares”) for a period ending on the date that is 6 months after the date the closing of our initial business combination occurs, provided that, if during such 6 month period the volume weighted average price of our common stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period (“Triggering Event III”), 50% of each applicable holder’s Lock-Up Shares shall be released from such lock-up on the later of (i) Triggering Event III and (ii) the date that is 90 days after the closing under the Business Combination Agreement. In addition, Rover equity holders will be subject to substantially similar lock-up terms pursuant to our amended and restated bylaws following the closing of our initial business combination.

Results of Operations

Our entire activity since inception through March 31, 2021 related to our formation, the preparation for the Initial Public Offering, and since the closing of the Initial Public Offering, the search for a target for its initial Business Combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial Business Combination. We will generate non-operating income in the form of interest income on cash and cash equivalents. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from September 18, 2020 (inception) through December 31, 2020, we had a net loss of approximately $1.7 million which consisted of approximately $58,000 in general and administrative costs, approximately $57,000 in franchise tax expense, approximately $0.5 million of financing costs – derivative warrant liabilities, and an approximately $1.1 million loss from changes in fair value of derivative warrant liabilities.

As a result of the restatement described in Note 2 of the notes to the financial statements included herein, we classify the warrants issued in connection with our Initial Public Offering and Private Placement as liabilities at their fair value and adjust the warrant instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. For the periods from September 18, 2020 (inception) through December 31, 2020, the change in fair value of warrants was an increase of approximately $1.1 million.

For the three months ended March 31, 2021, we had a net loss of approximately $3.1 million, which consisted of $3.8 million in general and administrative costs and approximately $50,000 in franchise tax expense, partially offset by approximately $692,000 in changes in fair value of derivative warrant liabilities and approximately $12,000 in net gain from investments held in the Trust account.

Liquidity and Capital Resources

As of December 31, 2020, we had approximately $1.0 million in our operating bank account and working capital of approximately $1.6 million. As of March 31, 2021, we had approximately $0.2 million in our operating bank account, a working capital deficit of approximately $2.2 million, and $11,740 in interest income available in the Trust Account to pay for our tax obligations, if any.

Our liquidity needs have been satisfied prior to the completion of the Initial Public Offering through receipt of a $25,000 capital contribution from our Sponsor in exchange for the issuance of shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”), to our Sponsor and the advancement of funds by our Sponsor to cover our expenses in connection with the Initial Public Offering. In addition, our Sponsor advanced approximately $176,000 to us under a promissory note (the “Note”). The Company repaid the Note in full as of December 11, 2020. Subsequent to the consummation of the Initial Public Offering and Private Placement, our liquidity needs have been satisfied from the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor or our officers and directors may, but are not obligated to, provide us working capital loans (“Working Capital Loans”). As of March 31, 2021, there were no amounts outstanding under the Working Capital Loan.

Based on the foregoing, our management believes that we will have sufficient working capital and borrowing capacity from our Sponsor or an affiliate of our Sponsor or our officers and directors to meet our needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

We continue to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the unaudited condensed balance sheet. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Related Party Transactions

Founder Shares

On September 24, 2020, our Sponsor subscribed to purchase 7,906,250 Founder Shares for an aggregate price of $25,000, and subsequently paid for the subscription on September 28, 2020. In September and October 2020, our Sponsor transferred $25,000 Founder Shares to each of Messrs. Kerko, Wagner, Thompson and Ms. Wellman, the Company’s independent director nominees, in each case at the original per share purchase price. On November 18, 2020, our Sponsor cancelled 718,750 shares of Class B common stock, resulting in an aggregate of 7,187,500 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share cancellation. The Initial Stockholders agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On December 11, 2020, the underwriters partially exercised the over-allotment option; thus, an aggregate of 312,500 Founder Shares were forfeited accordingly.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) with respect to 100% of the Founder Shares, only if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination or (B) if True Wind Capital Management, L.P., an affiliate of the Sponsor (“True Wind Capital”) provides funds toward the consummation of the initial Business Combination in an amount not less than $50,000,000 in the aggregate, then with respect to 50% of the Founder Shares, the earlier to occur of: (i) 180 days after completion of the initial Business Combination; or (ii) if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination and with respect to the remaining 50% of the Founder Shares, only if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, we consummated the Private Placement of 5,166,667 Private Placement Warrants to the Sponsor at a price of $1.50 per Private Placement Warrant, generating gross proceeds to us of approximately $7.8 million.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If we do not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. Except as set forth below, the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.

The Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of its Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On September 18, 2020, our Sponsor agreed to loan us an aggregate of up to $350,000 to cover expenses related to the Initial Public Offering pursuant to the “Note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. We borrowed approximately $176,000 under the Note and repaid this Note in full as of December 11, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us with Working Capital Loans. If we complete a Business Combination, we would repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Commitments and Contingencies

Forward Purchase Agreements

In connection with the consummation of the Initial Public Offering, we entered into forward purchase agreements with certain institutional accredited investors (“Forward Purchasers”) that will provide for the aggregate purchase of at least $100,000,000 of Class A common stock at $10.00 per share, in a private placement that will close concurrently with the closing of the Business Combination. The Forward Purchasers’ commitments under the forward purchase agreements are subject to certain conditions described in the prospectus for the Initial Public Offering. The obligations under the forward purchase agreements will not depend on whether any shares of Class A common stock are redeemed by our Public Stockholders. The Forward Purchasers will not receive any Founder Shares or warrants as part of the forward purchase agreements. The forward purchase shares will be identical to the shares of Class A common stock included in the Units being sold in the Initial Public Offering, except that the forward purchase shares will be subject to certain transfer restrictions and have certain registration rights.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), as well as the Forward Purchasers and their permitted transferees, are entitled to registration rights pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $5.5 million in the aggregate, paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per unit, or approximately $9.6 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our unaudited condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our unaudited condensed financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our unaudited condensed financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company has identified the following as its critical accounting policies:

Investments Held in the Trust Account

Our portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The investments held in the Trust Account are classified as trading securities. Trading securities are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on marketable securities, dividends and interest held in Trust Account in the accompanying unaudited condensed statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

We account for our Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable shares of Class A common stock (including shares of Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. Our shares of Class A common stock feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2021 and December 31, 2020, 24,193,111 and 24,507,159 shares of Class A common stock subject to possible redemption were presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets, respectively.

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

We issued an aggregate of 10,666,667 common stock warrants in connection with our Initial Public Offering (5,500,000) and Private Placement (5,166,667) which are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited condensed statement of operations. The fair value of warrants issued in connection with the Initial Public Offering was initially measured at fair value using a Monte Carlo simulation model. The fair value of warrants issued in the Private Placement was estimated using Black-Scholes.

Net Income Per Share of Common Stock

Net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the periods. We have not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 10,666,667 shares of the Company’s Class A common stock in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

Our unaudited condensed statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share of common stock, basic and diluted for shares of Class A common stock are calculated by dividing the income (loss) earned on investments held in the Trust Account, net of applicable taxes and working capital amounts available to be withdrawn from the Trust Account, which was $0 for the three months ended March 31, 2021, by the weighted average number of Class A common stock outstanding for the period. Net loss per share of common stock, basic and diluted for shares of Class B common stock is calculated by dividing the net loss of approximately $3.1 million, less income attributable to Class A common stock by the weighted average number of Class B common stock outstanding for the period.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed financial statements.

Off-Balance Sheet Arrangements

As of March 31, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the unaudited condensed financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the unaudited condensed financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

CERTAIN CARAVEL RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In September 2020, the Sponsor purchased an aggregate of 7,906,250 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. In September and October 2020, the Sponsor transferred 25,000 Founder Shares to each of Messrs. Kerko, Thompson and Ms. Wellman, Caravel’s independent directors, in each case at the original per share purchase price. In November 2020, the Sponsor cancelled 718,750 Founder Shares and in December 2020, the Sponsor canceled 312,500 Founder Shares, resulting in the Sponsor holding an aggregate of 6,875,000 Founder Shares. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares of Caravel Common stock upon completion of the Caravel IPO. The Sponsor also subscribed to purchase an aggregate of 5,333,333 of the Private Placement Warrants for a purchase price of $1.50 per warrant, or approximately $8,000,000. Each Private Placement Warrant entitles the holder thereof to purchase one share of Caravel Class A Common Stock at a price of $11.50 per share, subject to adjustment. The Private Placement Warrants (including the Caravel Class A Common Stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of Caravel’s initial business combination.

The Sponsor and Caravel’s officers and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Caravel’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Caravel’s audit committee will review on a quarterly basis all payments that were made by Caravel to the Sponsor and Caravel’s officers and directors or Caravel’s or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Caravel’s behalf.

In connection with the consummation of the Caravel IPO, Caravel entered into forward purchase agreements with several institutional accredited investors (including an affiliate of the Sponsor), which we refer to herein as forward purchasers, that provided for the aggregate purchase of at least $100,000,000 of Caravel Class A Common Stock at $10.00 per share, in a private placement that will close concurrently with the closing of our initial Business Combination. The forward purchasers’ commitments under the forward purchase agreements are subject to certain conditions, as described herein. The obligations under the forward purchase agreements will not depend on whether any shares of Caravel Class A Common Stock are redeemed by our Public Stockholders. The forward purchasers will not receive any warrants as part of the forward purchase agreements; these shares will be identical to the shares of New Rover Class A Common Stock, except that the forward purchase shares will be subject to certain transfer restrictions and have certain registration rights, as described herein.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor, an affiliate of the Sponsor or Caravel’s officers and directors may, but none of them is obligated to, loan Caravel funds as may be required. If Caravel completes its initial Business Combination, Caravel would repay such loaned amounts out of the proceeds of the Trust Account released to Caravel. In the event that Caravel’s initial Business Combination does not close, Caravel may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. The terms of such loans by the Sponsor, an affiliate of the Sponsor or Caravel’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. Caravel does not expect to seek loans from parties other than the Sponsor, an affiliate of the Sponsor or its officers and directors, if any, as Caravel does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

After the initial Business Combination, members of Caravel’s management team who remain with New Rover, if any, may be paid consulting, management or other fees from New Rover with any and all amounts being fully disclosed to the New Rover stockholders, but no arrangements or compensation has been agreed to as of the date of this proxy statement/prospectus/information statement.

Caravel entered into a registration rights agreement with respect to the Founder Shares, Private Placement Warrants and Warrants issued upon conversion of working capital loans (if any), as well as forward purchase shares.  Pursuant to the terms of the Registration Rights Agreement, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Founder Shares) and holders of the forward purchase shares and their permitted transferees will be entitled to registration rights requiring Caravel to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Caravel Class A Common Stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that Caravel register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to Registration Statements filed subsequent to Caravel’s completion of its initial Business Combination and rights to require Caravel to register for resale such securities pursuant to Rule 415 under the Securities Act. Caravel will bear the expenses incurred in connection with the filing of any such registration statements.

At the Closing, New Rover, the Sponsor, certain affiliates of the Sponsor and certain Rover Holders will enter into the Investor Rights Agreement, pursuant to which, among other things, (i) New Rover will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Rover Common Stock and other equity securities of New Rover that are held by the parties thereto from time to time, (ii) in the event that New Rover sells Backstop Shares with an aggregate purchase price of at least $15 million, New Rover will include one individual designated by the Sponsor in the slate of nominees recommended by the New Rover Board (or duly constituted committee thereof) for election as directors at each annual meeting of stockholders at which such nominee’s term expires, subject to the Sponsor and its Affiliates beneficially owning a minimum number of shares of New Rover Common Stock and (iii) New Rover will waive the corporate opportunities doctrine with respect to the Sponsor, its affiliates (including portfolio companies), their respective investors and the director nominees of the foregoing. The registration rights under the Investor Rights Agreement will terminate on the date that such party no longer holds any Registrable Securities (as defined therein). The Sponsor’s right to nominate an individual for election as director (and related provisions) under the Investor Rights Agreement will terminate at such time as the Sponsor and its Affiliates no longer beneficially own the applicable minimum number of shares of New Rover Common Stock. See “Certain Agreements Relating to the Transactions — Investor Rights Agreement.”

Additionally, at the Closing, New Rover intends to enter into separate indemnification agreements with its directors and executive officers, including any members of Caravel’s management team who remain with New Rover, in addition to the indemnification provided for in the New Rover Charter and the New Rover Bylaws. These agreements, among other things, will require New Rover to indemnify New Rover’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of New Rover’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New Rover’s request. See “Management of New Rover After the Business Combination—Limitation of Liability and Indemnification of Officers and Directors.”

MANAGEMENT OF NEW ROVER AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New Rover will be managed by or under the direction of the New Rover Board. Rover is currently evaluating potential director nominees and executive officer appointments, but expects that the directors and executive officers of New Rover upon consummation of the proposed Business Combination will include the following:

Name	Age	Position
Executive Officers
Aaron Easterly	43	Chief Executive Officer and Director
Tracy Knox	49	Chief Financial Officer
Brent Turner	50	Chief Operating Officer
Non-Employee Directors
Susan Athey(1)	50	Director
Venky Ganesan(2)(3)	48	Director
Greg Gottesman(2)	51	Director
Scott Jacobson(1)	45	Director
Megan Siegler(2)(3)	39	Director
Kristina Leslie(1)(3)	56	Director
Adam H. Clammer	50	Director

(1)	Member of the Audit Committee, effective upon consummation of the Business Combination.
(2)	Member of the Compensation Committee, effective upon consummation of the Business Combination.
(3)	Member of the Nominating and Governance Committee, effective upon consummation of the Business Combination.

Executive Officers

Aaron Easterly will serve as New Rover’s chief executive officer and as a member of the New Rover board upon the consummation of the proposed Business Combination. Mr. Easterly has served as Rover’s chief executive officer and as a member of Rover’s Board since September 2011. Previously, Mr. Easterly served as entrepreneur in residence at Madrona Venture Group from May 2011 until September 2011 and in various positions, including general manager, advertising strategy and monetization, at Microsoft from 2007 until 2011. Mr. Easterly holds an A.B. in Economics with Honors from Harvard University. We believe Mr. Easterly’s perspective, experience and institutional knowledge as Rover’s co-founder and chief executive officer qualify him to serve on the New Rover board.

Tracy Knox will serve as New Rover’s chief financial officer upon the consummation of the proposed Business Combination. Ms. Knox has served as Rover’s chief financial officer since October 2017. Previously, Ms. Knox served as chief financial officer of Rightside from 2014 until 2017, as chief financial officer at A Place for Mom from 2013 until 2014, as chief financial officer at UIEvolution from 2011 until 2013, and at drugstore.com from 2003, including as chief finance officer from 2008 until 2011. Ms. Knox holds a B.S. in Accounting from Indiana University and a M.B.A. with Honors from University of Washington.

Brent Turner will serve as New Rover’s chief operating officer upon the consummation of the proposed Business Combination. Mr. Turner has served as Rover’s chief operating officer since January 2014. Previously, Mr. Turner served as president at Code Fellows from 2013 until 2014. Mr. Turner previously served on the board of several companies and as chairperson of the alumni board of directors of Vanderbilt Owen Graduate School of Management. Mr. Turner holds a BSEE in Electrical Engineering from University of Memphis and a M.B.A., Operations, Accounting, Finance from Vanderbilt University – Owen Graduate School of Management.

Board of Directors

Susan Athey will serve as a member of the New Rover board upon the consummation of the proposed Business Combination. Dr. Athey joined the Rover Board in 2016. Dr. Athey has served as economics of technology professor at Stanford Graduate School of Business since 2013, including as founder of the Golub Capital Social Impact Lab since 2019. Previously, Dr. Athey served as a professor at Massachusetts Institute of Technology, Stanford University and Harvard University, as a consulting chief economist to Microsoft, and on the National Academies Board of Sciences, Technology, and Economic Policy. Dr. Athey also serves on the board of several other companies, including Ripple Labs, Expedia, LendingClub and Turo. Dr. Athey holds a B.A. in Economics, Computer Science, and Mathematics from Duke University, a Ph.D. in Economics from Stanford University Graduate School of Business, and an honorary doctorate from Duke University. We believe Dr. Athey’s experience as an educator, researcher, and adviser to technologies companies, in addition to her experience as a director of various companies, qualifies her to serve on the New Rover board.

Venky Ganesan will serve as a member of the New Rover board upon the consummation of the proposed Business Combination. Mr. Ganesan joined the Rover Board in February 2014. Mr. Ganesan has served as a managing director at Menlo Ventures since March 2013. Previously, Mr. Ganesan served as a managing director at Globespan Capital from 1998 until 2012 and as the chairperson of the National Venture Capital Association from 2016 until 2017. Mr. Ganesan also serves on the board of several other companies, including UpCounsel, Gild, Machine Zone, Waterline Data Science, BitSight Technologies and Takipi. Mr. Ganesan holds a B.A. in Economics and Math from Reed College and a B.S. in Engineering and Applied Science with a focus on Computer Science from California Institute of Technology. We believe Mr. Ganesan’s experience as a venture capitalist investing in technology companies, in addition to his experience as a director of various companies, qualifies him to serve on the New Rover board.

Greg Gottesman will serve as a member of the New Rover board upon the consummation of the proposed Business Combination. Mr. Gottesman joined the Rover Board in June 2011. Mr. Gottesman has served as the managing director and co-founder at Pioneer Square Labs since 2015 and as an adjunct faculty member at University of Washington since 2011 teaching entrepreneurship and venture finance. Mr. Gottesman previously served as a managing director at Madrona Venture Group and as co-founder and chief executive officer at Rover. Mr. Gottesman also serves on the board of several other companies, including LumaTax, NextStep, Kevala, Joon Care, Hola Cash Technologies and Boundless Immigration. Mr. Gottesman holds a B.A. with Honors and Distinction in Political Science from Stanford University, a M.B.A. with Honors and Distinction from Harvard Business School, and a J.D. cum laude from Harvard Law School where he served as editor of the Harvard Law Review. We believe Mr. Gottesman’s experience as a venture capitalist investing in technology companies, in addition to his experience as an educator and as a director of various companies, qualifies him to serve on the New Rover board.

Scott Jacobson will serve as a member of the New Rover board upon the consummation of the proposed Business Combination. Mr. Jacobson joined the Rover Board in October 2017. Mr. Jacobson has served as a managing director at Madrona Venture Group since 2007.  Previously, Mr. Jacobson served in senior product and business management positions in the Amazon Kindle and Amazon Marketplace groups at Amazon.com from 2003 until 2007.  Mr. Jacobson holds a B.A. in Applied Mathematics and Economics from Northwestern University and a M.B.A. from Stanford Graduate School of Business, where he was an Arjay Miller Scholar. We believe Mr. Jacobson’s experience as a venture capitalist investing in technology companies, in addition to his leadership experience in technology product development, qualifies him to serve on the New Rover board.

Megan Siegler will serve as a member of the New Rover board upon the consummation of the proposed Business Combination. Ms. Siegler joined the Rover Board in July 2017. Ms. Siegler has served as Chief Operating Officer at Niantic since 2020 and on the board of Niantic since 2017. Previously, Ms. Siegler served as managing partner at Spark Capital from 2015 to 2020, as a partner at Kleiner Perkins Caufeild & Byers from 2012 until 2015, as the director of products at Square from 2011 until 2012, and in various leadership positions in marketing, business development and product management at Google from 2004 until 2011. Ms. Siegler also serves on the board of several other companies, including Pendo.io and Handshake.  Ms. Siegler holds a B.A. in Political Science and History from Stanford University. We believe Ms. Siegler’s experience as a venture capitalist investing in technology companies, in addition to her leadership experience at some of the world’s largest technology companies and her experience as a director of various companies, qualifies her to serve on the New Rover board.

Kristina Leslie will serve as a member of the New Rover board upon the consummation of the proposed Business Combination. Ms. Leslie joined the Rover Board in February 2021. Ms. Leslie is the chairperson of the board of Blue Shield of California. Ms. Leslie has served on Blue Shield’s board since 2013. Ms. Leslie also serves on the board of directors and as Chairperson of the Audit Committee for CVB Financial Corp. and Justworks, Inc. Previously, she served on the boards of several other public and private companies including Glassdoor Inc., Orbitz Worldwide, Inc., Pico Holdings Inc., Obagi Medical Products, Bare Escentuals Inc. and Methodist Hospital of Southern California. Ms.

Leslie previously served as chief financial officer of DreamWorks Animation SKG, Inc. until her retirement in 2007. We believe Ms. Leslie’s experience as a director of various companies qualifies her to serve on the New Rover board.

Adam H. Clammer will serve as a member of the New Rover board upon the consummation of the proposed Business Combination. Since July 2020, he has served as Chief Executive Officer, President and a director of TWC Tech Holdings II Corp. (NASDAQ: TWCT). Mr. Clammer is a Founding Partner of True Wind Capital, a private equity fund manager focused on the technology industry, where he serves on the Investment Committee and is responsible for all aspects of managing the firm. Prior to founding True Wind Capital in 2015, Mr. Clammer was with KKR, a global investment manager, which he joined in 1995. At KKR, Mr. Clammer co-founded and led the Global Technology Group from 2004 to 2013, was a senior member of the Healthcare Group, and participated in investments across multiple industries. He served on public company boards as a director of AEP Industries (NASDAQ: AEPI), a manufacturer of flexible plastic packaging films, from 1999 to 2004, a director of Zhone Technologies (NASDAQ: ZHNE), a provider of communications network equipment, from 2002 to 2006, a director of MedCath (NASDAQ: MDTH), a cardiovascular services provider, from 2002 to 2008, a director of Jazz Pharmaceuticals (NASDAQ: JAZZ), a biopharmaceutical company, from 2004 to 2007, a director of Avago, now Broadcom (NASDAQ: AVGO), a designer of analog semiconductors, from 2005 to 2013, a director of NXP (NASDAQ: NXPI), a manufacturer of semiconductor chips, from 2007 to 2010, a director of Eastman Kodak (NYSE: KODK), a provider of imaging products and services, from 2009 to 2011, and a director of Nebula Acquisition Corporation (NASDAQ: NEBU), a special purpose acquisition company, from 2018 to 2020. Mr. Clammer served on several private company boards including Aricent, GoDaddy, and TASC among others, as well as a member of the operating committee of SunGard Data Systems. Mr. Clammer currently serves as a director of The Switch, a video solutions service provider, since 2016, as Chairman of the Board of ARI Network Services, a sales-focused software and marketing services provider, since 2017 as a director of Pegasus Transtech (“Transflo”), a software and solutions provider to the transportation industry, since 2017 and as a director of Open Lending (NASDAQ: LPRO), a lending enablement platform for the automotive finance market, since 2020. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar. We believe Mr. Clammer’s experience as a venture capitalist investing in companies in various industries, in addition to his experience in publicly-listed companies, qualifies him to serve on the New Rover board.

Family Relationships

There are no family relationships among any of the proposed executive officers or directors of New Rover.

Code of Business Conduct and Ethics

The New Rover Board will adopt a code of business conduct and ethics that applies to all of New Rover’s directors, officers and employees, including New Rover’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as New Rover’s contractors, consultants and agents. Following the proposed Business Combination, the full text of New Rover’s code of business conduct and ethics will be posted on the investor relations page on New Rover’s website at rover.com. New Rover will disclose any amendments to New Rover’s code of business conduct and ethics, or waivers of its requirements, applicable to New Rover’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on New Rover’s website identified above, or in filings under the Exchange Act.

Board of Directors

New Rover’s business and affairs will be managed under the direction of the New Rover Board. The New Rover Board will consist of eight (8) directors. Pursuant to the New Rover Charter that will be effective upon consummation of the proposed Business Combination, New Rover’s initial directors will be elected as follows:

Rover’s voting agreement will terminate and the provisions of Rover’s current certificate of incorporation by which Rover’s current directors were elected will be replaced in connection with the proposed Business Combination. After the proposed Business Combination, the number of directors will be fixed by the New Rover Board, subject to the terms of the New Rover Charter and the New Rover Bylaws. Each of New Rover’s directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board of Directors

New Rover will adopt the New Rover Charter that will be in effect upon the consummation of the proposed Business Combination. The New Rover Charter will provide that the New Rover Board will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of New Rover’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. New Rover’s directors will be divided among the three classes as follows:

•	the Class I directors will be Aaron Easterly and Venky Ganesan, and their terms will expire at the annual meeting of stockholders to be held in the year that Class I director term will expire;
•

the Class II directors will be Scott Jacobson, Greg Gottesman and Susan Athey, and their terms will expire at the annual meeting of stockholders to be held in the year that Class II director term will expire; and

•

the Class III directors will be Adam Clammer, Kristina Leslie and Megan Siegler, and their terms will expire at the annual meeting of stockholders to be held in the year that Class III director term will expire.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of the New Rover Board with staggered three-year terms may have the effect of delaying or preventing changes in control of New Rover. See “Description of New Rover’s Securities—Anti-Takeover Effects of Certain Provisions of Delaware Law, the New Rover Charter and the New Rover Bylaws.”

Director Independence

Upon the consummation of the Business Combination, the New Rover Board is expected to undertake a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, the New Rover Board is expected to determine that Ms. Athey, Mr. Gottesman, Ms. Siegler, Mr. Jacobson, Mr. Ganesan, Ms. Leslie, and Mr. Clammer, representing seven (7) of New Rover’s eight (8) directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of Nasdaq. In making these determinations, the New Rover Board will consider the current and prior relationships that each non-employee director has with New Rover and all other facts and circumstances that the New Rover Board deems relevant in determining their independence, including the beneficial ownership of New Rover capital stock by each non-employee director, and the transactions involving them. See “Certain Rover Relationships and Related Persons Transactions.”

Audit Committee

Upon the consummation of the Business Combination, the members of New Rover’s audit committee will be Kristina Leslie, Susan Athey and Scott Jacobson, with Kristina Leslie serving as chairperson.  The New Rover Board will determine that each of the members of the audit committee will meet the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members and will also meet the financial literacy requirements of the listing standards of Nasdaq.  In addition, the New Rover Board will determine that Kristina Leslie is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the consummation of the proposed Business Combination, New Rover’s audit committee will, among other things:

•	select, retain, compensate, evaluate, oversee and, where appropriate, terminate and replace New Rover’s independent registered public accounting firm;

•	review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;

•	evaluate the independence and qualifications of New Rover’s independent registered public accounting firm;

•	review New Rover’s financial statements, and discuss with management and New Rover’s independent registered public accounting firm the results of the annual audit and the quarterly reviews;

•

review and discuss with management and New Rover’s independent registered public accounting firm the quality and adequacy of New Rover’s internal controls and New Rover’s disclosure controls and procedures;

•	discuss with management New Rover’s procedures regarding the presentation of New Rover’s financial information, and review earnings press releases and guidance;

•	oversee the design, implementation and performance of New Rover’s internal audit function, if any;

•	set hiring policies with regard to the hiring of employees and former employees of New Rover’s independent registered public accounting firm and oversee compliance with such policies;

•	review, approve and monitor and review conflicts of interest of New Rover’s board members and officers and related party transactions;

•

adopt and oversee procedures to address complaints regarding accounting, internal accounting controls or auditing matters, or fraud, including confidential, anonymous submissions by New Rover’s employees of concerns regarding questionable accounting or auditing matters;

•	review and discuss with management and New Rover’s independent registered public accounting firm the adequacy and effectiveness of New Rover’s legal, regulatory and ethical compliance programs;

•	review and discuss with management and New Rover’s independent registered public accounting firm New Rover’s guidelines and policies to identify, monitor and address enterprise risks;

•	review and discuss with management New Rover’s major financial risk exposures, including steps taken to control and monitor such risks; and

•	review and discuss with management New Rover’s major information security risk exposures, including steps taken to control and monitor such risks.

New Rover’s audit committee will operate under a written charter, to be effective upon the consummation of the proposed Business Combination, that satisfies the applicable listing standards of Nasdaq.

Compensation Committee

Upon the consummation of the Business Combination, the members of New Rover’s compensation committee will be Greg Gottesman, Megan Siegler and Venky Ganesan, with Greg Gottesman serving as chairperson.  The New Rover Board will determine that each member of the compensation committee meets the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members, and that each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following the consummation of the proposed Business Combination, New Rover’s compensation committee will, among other things:

•	review and approve the compensation for New Rover’s executive officers, including New Rover’s chief executive officer;

•

review New Rover’s succession planning process for executive officers other than the chief executive officer, and assist in evaluating potential successors to executive officers other than the chief executive officer;

•	review, approve and administer New Rover’s employee benefit and equity incentive plans;

•	establish and review the compensation plans and programs of New Rover’s employees, and ensure that they are consistent with New Rover’s general compensation strategy;

•	monitor compliance with any stock ownership guidelines;

•	approve or make recommendations to New Rover’s Board regarding the creation or revision of any clawback policy; and

•	determine non-employee director compensation.

New Rover’s compensation committee will operate under a written charter, to be effective upon the consummation of the proposed Business Consummation, that satisfies the applicable listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, the members of New Rover’s nominating and corporate governance committee will be Megan Siegler, Kristina Leslie and Venky Ganesan, with Megan Siegler serving as chairperson. The New Rover Board will determine that each member of New Rover’s nominating and corporate governance committee meets the requirements for independence under the listing standards of Nasdaq. Following the consummation of the proposed Business Combination, New Rover’s nominating and corporate governance committee will, among other things:

•	review and assess and make recommendations to the New Rover Board regarding desired qualifications, expertise and characteristics sought of board members;

•	identify, evaluate, select or make recommendations to the New Rover Board regarding nominees for election to the New Rover Board;

•	develop policies and procedures for considering stockholder nominees for election to the New Rover Board;

•	review New Rover’s succession planning process for New Rover’s chief executive officer, and assist in evaluating potential successors to the chief executive officer ;

•	review and make recommendations to the New Rover Board regarding the composition, organization and governance of the New Rover Board and its committees;

•	review and make recommendations to the New Rover Board regarding New Rover’s corporate governance guidelines and corporate governance framework;

•	oversee director orientation for new directors and continuing education for New Rover’s directors;

•	oversee the evaluation of the performance of the New Rover Board and its committees;

•	review and monitor compliance with New Rover’s code of business conduct and ethics; and

•	administer policies and procedures for communications with the non-management members of the New Rover Board.

New Rover’s nominating and corporate governance committee will operate under a written charter, to be effective upon consummation of the proposed Business Combination, that satisfies the applicable listing standards of Nasdaq.

Compensation Committee Interlocks and Insider Participation

The members of New Rover’s compensation committee will be Greg Gottesman, Megan Siegler and Venky Ganesan. None of the members of New Rover’s compensation committee is or has been an officer or employee of Rover. None of New Rover’s executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers that will serve on the New Rover Board or compensation committee.

Director Compensation

No compensation was provided by Rover to the proposed non-employee directors for the year ended December 31, 2020. Mr. Easterly, the only proposed director who was also a Rover employee for the year ended December 31, 2020 received no additional compensation for his service as a director. Mr. Easterly received compensation as an employee of Rover. See “Rover’s Executive Compensation.”

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2020:

Name	Number of Shares Underlying Outstanding Stock Awards	Number of Shares Underlying Outstanding Options
Susan Athey		231,410

Rover does not currently have a formal policy with respect to compensation payable to non-employee directors for service as directors. New Rover will adopt formal compensation policy for New Rover’s non-employee directors, which will govern their cash and equity compensation following the consummation of the proposed Business Combination.

Outside Director Compensation Policy

Immediately following the Closing, the New Rover board of directors expects to adopt a new compensation policy for New Rover non-employee directors that will be effective on the date it is adopted. This policy was developed with input from independent compensation consultant regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this compensation policy, each of New Rover’s non-employee directors, other than excluded directors, will receive the cash and equity compensation for board services described below. New Rover will also continue to reimburse its non-employee directors for reasonable, customary, and documented travel expenses to board of directors or committee meetings.

For purposes of this compensation policy, “excluded directors” means any non-employee director who is a current employee, general partner, or other representative of an institutional investor; provided that if an entity ceases to be an institutional investor by ceasing to hold at least 2% of the outstanding shares of capital stock of New Rover calculated on a fully diluted basis, each non-employee director who would otherwise be an excluded director if such entity remained an institutional investor  may (i) offer to resign, in which case, if the New Rover board of directors rejects such resignation, such non-employee director will no longer constitute an excluded director from the date of such rejection, or (ii) not offer to resign, in which case such non-employee director will only cease to constitute an excluded director if and when such non-employee director is re-elected as a director by the stockholders of New Rover.

For purposes of this compensation policy, “institutional investor” means any entity that is an institutional investor that holds at least 2% of the outstanding shares of capital stock of New Rover calculated on a fully diluted basis.

The compensation policy includes a maximum annual limit of $750,000 of cash retainers or fees and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year, increased to $1,000,000 in an individual’s first year of service as a non-employee director. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for their services as an employee, or for their services as a consultant (other than as a non-

employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to New Rover non-employee directors.

Cash Compensation

Following the effective date of the Policy, New Rover non-employee directors, other than the excluded directors, will be entitled to receive the following cash compensation for their services under the outside director compensation policy:

•	$35,000 per year for service as a board member;
•	$20,000 per year for service as non-executive chair of the board;
•	$15,000 per year for service as a lead independent director;
•	$20,000 per year for service as chair of the audit committee;
•	$10,000 per year for service as a member of the audit committee;
•	$12,000 per year for service as chair of the compensation committee;
•	$6,000 per year for service as a member of the compensation committee;
•	$8,000 per year for service as chair of the nominating and corporate governance committee; and
•	$4,000 per year for service as a member of the nominating and corporate governance committee.

Each non-employee director who serves as the chair of a committee will receive only the additional annual cash fee as the chair of the committee, and not the annual fee as a member of the committee, provided that each non-employee director who serves as the non-executive chair or the lead independent director will receive the annual fee for service as a board member and an additional annual fee as the non-executive chair or lead independent director, as applicable. All cash payments to non- employee directors are paid by Rover quarterly in arrears on a pro-rated basis.

Equity compensation

Initial Award

Each person who first becomes a non-employee director after the effective date of the policy, other than the excluded directors, will receive, on the first trading date on or after the date on which the person first becomes a non-employee director, or the Initial Start Date, an initial award of restricted stock units, or the Initial Award, covering a number of shares of New Rover common stock having a grant date fair value (determined in accordance with GAAP) equal to $300,000; provided that any resulting fraction will be rounded down to the nearest whole share. The Initial Award will vest as follows: one third (1/3rd) of the shares subject to the Initial Award will be scheduled to vest each year following the Initial Start Date on the same day of the month as the Initial Start Date (or, if there is no corresponding day in a particular month, then the last day of that month), in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date. If the person was a member of the New Rover board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award. If the person was a non-employee director and an excluded director, ceasing to be an excluded director will not entitle the non-employee director to an Initial Award.

Annual Award

Each non-employee director, other than the excluded directors, automatically will receive, on the date of each annual meeting of the New Rover stockholders following the effective date of the policy, an annual award of restricted stock units, or an Annual Award, covering a number of shares of New Rover common stock having a grant date fair value (determined in accordance with GAAP) of $150,000; provided that the first annual award granted to an individual who first becomes a non-employee director following the effective date of the policy will have a grant date fair value equal to the product of (A) $150,000 multiplied by (B) a fraction, (i) the numerator of which is equal to the number of fully completed days between the non-employee director’s initial start date and the date of the first annual meeting of the New Rover stockholders to occur after such individual first becomes a non-employee director, and (ii) the denominator of which is 365; and provided further that any resulting fraction will be rounded down to the nearest whole share. Each Annual Award will be scheduled to vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the date of the next annual meeting of the New Rover stockholders following the grant date, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date.

In the event of a “change in control” (as defined in the 2021 Plan), each non-employee director will fully vest in their outstanding company equity awards issued under the New Rover outside director compensation policy, including any Initial Award or Annual Award, immediately prior to the consummation of the change in control, provided that the non-employee director continues to be a non-employee director through such date.

Limitation of Liability and Indemnification of Officers and Directors

The New Rover Charter, which will be effective upon consummation of the Business Combination, will contain provisions that limit the liability of New Rover’s directors for monetary damages to the fullest extent permitted by the Delaware General Corporate Law (“DGCL”). In addition, if the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of New Rover’s directors will be further limited to the greatest extent permitted by the DGCL.

In addition, the New Rover Bylaws, which will become effective upon consummation of the proposed Business Combination, will provide that New Rover will indemnify New Rover’s directors and officers, and may indemnify New Rover’s employees, agents and any other persons, to the fullest extent permitted by the DGCL. The New Rover Bylaws will also provide that New Rover’s must advance expenses incurred by or on behalf of a New Rover director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, New Rover will enter into indemnification agreements with each of New Rover’s directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require New Rover, among other things, to indemnify New Rover’s directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require New Rover to advance all expenses reasonably and actually incurred by New Rover’s directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

New Rover will also maintain insurance policies under which New Rover’s directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having been New Rover’s directors or officers. The coverage provided by these policies may apply whether or not New Rover would have the power to indemnify such person against such liability under the provisions of the DGCL. At present, we are not aware of any pending litigation or proceeding involving any person who will be one of New Rover’s directors or officers or is or was one of Rover’s directors or officers, or is or was one of Rover’s directors or officers serving at Rover’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

DESCRIPTION OF NEW ROVER’S SECURITIES

The following description summarizes certain important terms of New Rover capital stock, as they are expected to be in effect upon the closing of this Business Combination. It is expected that the New Rover Charter and New Rover Bylaws will be adopted and be in effect upon the closing of this Business Combination, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of New Rover’s Securities,” you should refer to the New Rover Charter, the New Rover Bylaws, and the Investor Rights Agreement, which are included as exhibits to the registration statement of which this proxy statement/prospectus/information statement forms a part, and to the applicable provisions of Delaware law.

See “Proposal No. 2—The Governing Documents Proposal.”

Upon the closing of this Business Combination, New Rover’s authorized capital stock will consist of 1,000,000,000 shares of capital stock, $0.0001 par value per share, consisting of 990,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of New Rover preferred stock outstanding at the time, the holders of New Rover Common Stock will be entitled to receive dividends out of funds legally available if the New Rover Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the New Rover Board may determine.

No Preemptive or Similar Rights

New Rover Common Stock will not be entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Voting Rights

Holders of New Rover Common Stock will be entitled to one vote for each share held as of the applicable record date on all matters submitted to a vote of stockholders.

New Rover’s stockholders will not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, New Rover’s governing documents or the rules of the stock exchange on which New Rover’s securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

The New Rover Charter and the New Rover Bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be elected at each annual meeting of New Rover’s stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Liquidation Rights

If New Rover becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to its stockholders would be distributable ratably among the holders of its common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Nonassessable

In connection with this Business Combination, Caravel’s legal counsel will opine that the shares of Caravel Common Stock to be issued in this Business Combination will be fully paid and non-assessable.

Preferred Stock

The New Rover Board will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by New Rover’s stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in New Rover’s control or other corporate action. As of the closing of this Business Combination, no shares of preferred stock will be outstanding.

Registration Rights

Upon the completion of this Business Combination, under the Investor Rights Agreement, the holders of Registrable Securities (as defined in the Investor Rights Agreement) or their permitted transferees will have the right to require New Rover to register the offer and sale of their shares, or to include their shares in any registration statement New Rover files, in each case as described below.

Demand Registration Rights

After the completion of this Business Combination, the holders of Registrable Securities will be entitled to certain demand registration rights. At any time after the expiration of a lock-up to which such shares are subject, the holders of (i) at least a majority of the shares held by Caravel stockholders (the “Caravel Demand Holders”) or (ii) at least $20 million of shares held by former Rover stockholders (the “Rover Demand Holders”), in each case having registration rights then outstanding, can request that New Rover file a registration statement on Form S-1 or, if then available, Form S-3, to register the offer and sale of their shares. New Rover is only obligated to effect one such registration during any six-month period, or no more than two underwritten demand registrations for each of the Caravel Demand Holders and Rover Demand Holders. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If New Rover determines that it would be materially detrimental to it and its stockholders to effect such a demand registration, then it has the right to defer such registration, not more than twice in any 12-month period, for a period of not more than 90 days.

Form S-3 Registration Rights

After the completion of this Business Combination, the holders of Registrable Securities will be entitled to certain Form S-3 registration rights. New Rover shall file a registration statement for an offering to be made on a continuous basis no later than 30 days following the date that New Rover becomes eligible to use Form S-3. The holders of at least $25 million of shares having registration rights then outstanding can request that New Rover effect an underwritten public offering pursuant to such resale shelf registration statement. New Rover is only obligated to effect two such registrations in a 12-month period, and no more than three such registrations for each of the Caravel Demand Holders and Rover Demand Holders. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Piggyback Registration Rights

After the completion of this Business Combination, the holders of Registrable Securities will be entitled to certain “piggyback” registration rights. If New Rover proposes to register the offer and sale of its common stock under the Securities Act, all holders of these shares then outstanding can request that New Rover include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever New Rover proposes to file a registration statement under the Securities Act, other than with respect to a registration (i) relating to any employee stock option or other benefit plan, (ii) relating to an exchange offer or offering of securities solely to New Rover’s existing stockholders, (iii) relating to an offering of debt that is convertible into equity securities of New Rover, (iv)  on Form S-4 related to any merger, acquisition or business combination, (v) for a dividend reinvestment plan or (vi) filed in connection with a block trade.

Expenses of Registration

Subject to certain limitations, New Rover will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares to be offered and sold pursuant to the registrations described above, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations.

Termination

The registration rights terminate upon the earlier of (i) the seventh anniversary of the Investor Rights Agreement and (ii) the date as of which all of the registrable securities have been sold pursuant to a registration statement or are permitted to be sold under Rule 144 or any similar provision under the Securities Act. With respect to a given holder of registration rights, the registration rights terminate upon the earliest date when such holder of registration rights (a) ceases to hold at least $15 million of registrable securities and (b) can sell all of such holder’s registrable securities without limitation pursuant to Rule 144 promulgated under the Securities Act.

Registration Rights for PIPE Shares

In connection with the Business Combination, Caravel entered into the PIPE Subscription Agreements, pursuant to which Caravel has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to buy from Caravel, 5,000,000 shares of Caravel Class A Common Stock at a purchase price of $10.00 per share for an aggregate commitment of $50,000,000. The PIPE Investment is conditioned upon, among other conditions, and will be consummated concurrently with, the closing of the Merger.

Pursuant to the PIPE Subscription Agreements, Caravel agreed that, within 45 days after the consummation of the Business Combination (the “Filing Deadline”), Caravel will file with the SEC (at Caravel’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, and Caravel shall use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof. See “Certain Agreements Related to the Business Combination—PIPE Subscription Agreements.”

Registration Rights for Warrants

See “—Public Warrants” below for more information.

Warrants

Public Warrants

Pursuant to the Warrant Agreement, each whole warrant entitles the registered holder to purchase one share of New Rover Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a merger, share exchange, asset acquisition, share purchase, reorganization or similar transaction, involving the Company and one or more businesses and (ii) the date that is twelve (12) months from the date of the closing of the Caravel IPO. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of New Rover Common Stock.  This means only a whole warrant may be exercised at a given time by a warrant holder.  The warrants will expire five years after the completion of the Merger, at 5:00 p.m., Eastern time, or earlier upon redemption or liquidation.

New Rover will not be obligated to deliver any shares of New Rover Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities

Act covering the issuance of the shares of New Rover Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New Rover Common Stock is available, subject to New Rover satisfying its obligations described below with respect to registration.  No warrant will be exercisable for cash or on a cashless basis, and New Rover will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.  In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

New Rover has agreed that as soon as practicable, but in no event later than 15 business days after the Closing of the Merger, it will use its reasonable best efforts to file with the SEC, and within 60 business days following the Merger to have declared effective, a registration statement covering the issuance of the shares of New Rover Common Stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of New Rover Common Stock until the warrants expire or are redeemed.  Notwithstanding the above, if the New Rover Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Rover may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Rover so elects, it will not be required to file or maintain in effect a registration statement, but will use its reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants

Redemption of warrants when the price per share of New Rover Common Stock equals or exceeds $18.00.

Once the warrants become exercisable, New Rover may call the warrants for redemption:

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
•

if, and only if, the closing price of New Rover Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Rover sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by New Rover pursuant to the foregoing redemption method, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

New Rover has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price.  If the foregoing conditions are satisfied and New Rover issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date.  However, the price of the New Rover Common Stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of New Rover Common Stock equals or exceeds $10.00.

Once the warrants become exercisable, New Rover may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;
•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of New Rover Common Stock (as defined below) except as otherwise described below;

•

if, and only if, the closing price of New Rover Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant, see “—Warrants—Public Warrants—Anti-Dilution Adjustments”) on the trading day prior to the date on which New Rover sends the notice of redemption to the warrant holders; and

•

if, and only if, the closing price of New Rover Common Stock (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Rover sends the notice of redemption to the warrant holders (the “Reference Value”) is less than $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like), then the private placement warrants must also concurrently be called for redemption on the same terms (except as described herein with respect to a holder’s ability to cashless exercise its warrants) as the outstanding public warrants.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis.  The numbers in the table below represent the number of shares of New Rover Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of New Rover Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of New Rover Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.  New Rover will provide warrant holders with the final fair market value no later than one business day immediately following the 10 trading day period described above ends.

Pursuant to the Warrant Agreement, references above to shares of New Rover Common Stock shall include a security other than New Rover Common Stock into which the shares of New Rover Common Stock have been converted or exchanged for in the event New Rover is not the surviving company in a merger.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted. See “—Anti-dilution Adjustments”.  If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment.  In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted.  If the exercise price of a warrant is adjusted, (i) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-dilution Adjustments” and the denominator of which is $10.00 and (ii) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of New Rover Common Stock
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Rover Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable.  For example, if the volume weighted average price of New Rover Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of New Rover Common Stock for each whole warrant.  For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of New Rover Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of New Rover Common Stock for each whole warrant.  In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of New Rover Common Stock per warrant (subject to adjustment).  Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of New Rover Common Stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the New Rover Common Stock exceeds $18.00 per share for a specified period of time.  This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the New Rover Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of our shares of New Rover Common Stock is below the exercise price of the warrants. Caravel established this redemption feature to provide New Rover with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold. See “—Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the of this prospectus. This redemption right provides New Rover with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to its capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. New Rover will be required to pay the applicable redemption price to warrant holders if it chooses to exercise this redemption right and it will allow New Rover to quickly proceed with a redemption of the warrants if it determines it is in its best interest to do so. As such, New Rover would redeem the warrants in this manner when it believes it is in its best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, New Rover can redeem the warrants when the New Rover Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to its capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares.  If New Rover chooses to redeem the warrants when the New Rover Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New Rover Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of New Rover Common Stock if and when such New Rover Common Stock was trading at a price higher than the exercise price of $11.50.

No fractional shares of New Rover Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, New Rover will round down to the nearest whole number of the number of shares of New Rover Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the New Rover Common Stock pursuant to the Warrant Agreement (for instance, if New Rover is not the surviving company in a merger), the warrants may be exercised for such security.  At such time as the warrants become exercisable for a security other than the New Rover Common Stock, New Rover (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

New Rover has agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and it irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Redemption Procedures and Cashless Exercise

If New Rover calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis~~.~~”. In determining whether to require all holders to exercise their warrants on a “cashless basis”, New Rover management will consider, among other factors, New Rover’s cash position, the number of warrants that are outstanding and the dilutive effect on New Rover stockholders of issuing the maximum number of shares of New Rover Common Stock issuable upon the exercise of the warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of New Rover Common Stock equal to the quotient obtained by dividing (i) the product of the number of shares of New Rover Common Stock underlying the warrants, multiplied by the excess of the

“fair market value” (defined below) over the exercise price of the warrants by (ii) the fair market value. The “fair market value” shall mean the average last reported sale price of the New Rover Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If New Rover management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Rover Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Caravel believes this feature is an attractive option to New Rover if it does not need the cash from the exercise of the warrants after the Merger. If New Rover calls the warrants for redemption and its management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below

A holder of a warrant may notify New Rover in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), would beneficially own in excess of 4.0% or 9.8% (or such other amount as a holder may specify) of the shares of New Rover Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of New Rover Common Stock is increased by a stock dividend payable in shares of New Rover Common Stock, or by a split-up of shares of New Rover Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Rover Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New Rover Common Stock.  A rights offering to holders of New Rover Common Stock entitling holders to purchase shares of New Rover Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New Rover Common Stock equal to the product of (i) the number of shares of New Rover Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Rover Common Stock) multiplied by (ii) one minus the quotient of (a) the price per share of New Rover Common Stock paid in such rights offering divided by (b) the fair market value.  For these purposes (i) if the rights offering is for securities convertible into or exercisable for New Rover Common Stock, in determining the price payable for New Rover Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “fair market” value means the volume weighted average price of New Rover Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of New Rover Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New Rover, at any time while the warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of New Rover Common Stock on account of such shares of New Rover Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (i) as described above or (ii) certain ordinary cash dividends, and in those other cases applicable per the terms of the Warrant Agreement, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Rover Common Stock in respect of such event.

If the number of outstanding shares of our New Rover Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Rover Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Rover Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Rover Common Stock.

Whenever the number of shares of New Rover Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of shares of New Rover Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (ii)

the denominator of which will be the number of shares of New Rover Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New Rover Common Stock (other than those described above or that solely affects the par value of such shares of New Rover Common Stock), or in the case of any merger or consolidation of New Rover with or into another corporation (other than a consolidation or merger in which New Rover is the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New Rover Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Rover as an entirety or substantially as an entirety in connection with which New Rover is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our New Rover Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event, provided, however, that if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by New Rover in connection with Redemption Rights held by New Rover stockholders as provided for in the New Rover Charter) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of New Rover Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New Rover Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement, provided, further, that if less than 70% of the consideration receivable by the holders of New Rover Common Stock in such a transaction is payable in the form of New Rover Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.

The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant.  This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event.  Caravel believes the Black-Scholes model is a commonly accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants were issued in registered form under a Warrant Agreement between the American Stock Transfer & Trust Company, as warrant agent, and Caravel.  The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Rover, for the number of warrants being exercised.  The warrant holders do not have the rights or privileges of holders of New Rover Common Stock and any voting rights until they exercise their warrants and receive shares of New Rover Common Stock.  After the issuance of shares of New Rover Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Private Placement Warrants

The Private Placement Warrants (including the New Rover Common Stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a merger, share exchange, asset acquisition, share purchase, reorganization or similar transaction, involving the Company and one or more businesses and (ii) the date that is twelve (12) months from the date of the closing of the Caravel IPO (except, among other limited exceptions, to persons or entities affiliated with the Sponsor) and they will not be redeemable by New Rover so long as they are held by the Sponsor or its permitted transferees except as set forth elsewhere in this proxy statement/prospectus/information statement. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis and will be entitled to certain registration rights. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by New Rover and exercisable by the holders on the same basis as the Public Warrants. If the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), then the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of New Rover Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Rover Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average closing price of the New Rover Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If such holders remain affiliated with New Rover, their ability to sell New Rover securities in the open market will be significantly limited. New Rover will have policies in place that prohibit insiders from selling New Rover’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell New Rover’s securities, an insider cannot trade in New Rover’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of New Rover Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.

The Private Placement Warrants are subject to additional provisions (as described under “Certain Agreements Related to the Business Combination—Sponsor Support Agreement”): as of immediately prior to the Closing, 2,166,667 Private Placement Warrants shall be forfeited; and in the event the Excess Amount is greater than zero (0), a number of additional Private Placement Warrants equal to the product of (i) 1,500,000 multiplied by (ii) the quotient of (a) the Excess Amount divided by (b) $200,000,000 shall be forfeited (subject to a cap of 1,500,000 Private Placement Warrants).  Any remaining Private Placement Warrants that are not forfeited immediately prior to the Closing will be subject to exercise (if requested by New Rover) if the volume weighted average price of New Rover Common Stock is, at any time after the Closing, greater than or equal to $18.00 over any twenty trading days within any thirty trading day period.

Anti-Takeover Effects of Certain Provisions of Delaware and Washington Law, the New Rover Charter and the New Rover Bylaws

Certain provisions of Delaware law, Washington law, the New Rover Charter and the New Rover Bylaws which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of New Rover to negotiate first with the New Rover Board. Caravel believes that the benefits of increased protection of New Rover’s potential ability to negotiate with an unfriendly or unsolicited acquirer will outweigh the disadvantages of discouraging a proposal to acquire New Rover because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

New Rover will be governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•

mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

•

any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;

•

subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;

•

any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions may have the effect of delaying, deferring or preventing changes in control of New Rover.

Washington Business Corporation Act

The laws of Washington, where New Rover’s principal executive offices will be located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act, or WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, or an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and
•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

New Rover will be considered a “target corporation” so long as its principal executive office is located in Washington, and: (i) a majority of its employees are residents of the state of Washington or New Rover employs more than one thousand residents of the state of Washington; (ii) a majority of New Rover’s tangible assets, measured by market value, are located in the state of Washington or New Rover has more than $50.0 million worth of tangible assets located in the state of Washington; and (iii) any one of the following: (a) more than 10% of New Rover’s stockholders of record are resident in the state of Washington; (b) more than 10% of New Rover’s shares are owned of record by state residents; or (c) 1,000 or more of New Rover’s stockholders of record are resident in the state.

If New Rover meets the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

New Rover Charter and the New Rover Bylaws Provisions

Provisions of the New Rover Charter and New Rover Bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the New Rover Board or management. Among other things, the New Rover Charter and the New Rover Bylaws will:

•	permit the New Rover Board to issue shares of preferred stock, with any powers, rights, preferences and privileges as they may designate;
•	provide that the authorized number of directors may be changed only by resolution of the New Rover Board;
•

provide that all vacancies and newly created directorships, may, except as otherwise required by law, New Rover’s governing documents or resolution of the New Rover Board, and subject to the rights of holders of New Rover  Preferred Stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide the New Rover Board into three classes, each of which stands for election once every three years;
•

for so long as the New Rover Board is classified, and subject to the rights of holders of New Rover’s preferred stock, provide that a director may only be removed from the New Rover Board by the stockholders for cause;

•	require that any action to be taken by New Rover’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of New Rover’s stockholders may be called only by the New Rover Board, the chairperson of the New Rover Board, New Rover’s chief executive officer or New Rover’s president; and

•

provide that stockholders will be permitted to amend certain provisions of the New Rover Charter and the New Rover Bylaws only upon receiving at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Rover’s stockholders have appraisal rights in connection with a merger or consolidation of New Rover. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Rover’s stockholders may bring an action in New Rover’s name to procure a judgment in New Rover’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Rover’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

The New Rover Bylaws will provide that, unless New Rover consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on New Rover’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of New Rover’s directors, stockholders, officers or other employees to New Rover or New Rover’s stockholders, (3) any action arising pursuant to any provision of the DGCL or the New Rover Charter and the New Rover Bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and inclusive of rules and regulations thereunder. The New Rover Bylaws will also provide that, unless New Rover consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of New Rover’s securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. New Rover’s stockholders will not be deemed to have waived New Rover’s compliance with the federal securities laws and the rules and regulations thereunder as a result of New Rover’s exclusive forum provisions.

Transfer Agent and Registrar

Upon the completion of this Business Combination, the transfer agent and registrar for the New Rover Common Stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Limitations of Liability and Indemnification

See “Management of New Rover after the Business Combination—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

The intent is to apply to list New Rover Common Stock and public warrants on the Nasdaq under the symbols “ROVR” and “ROVRW”.

COMPARISON OF STOCKHOLDER RIGHTS

General

Rover is incorporated under the laws of the State of Delaware and the rights of Rover stockholders are governed by the laws of the State of Delaware, including the DGCL and the Existing Rover Charter and the Existing Rover Bylaws. As a result of the Merger, Rover stockholders who receive shares of New Rover Common Stock will become New Rover stockholders. New Rover is incorporated under the laws of the State of Delaware and the rights of New Rover stockholders are governed by the laws of the State of Delaware, including the DGCL, the New Rover Charter, and the New Rover Bylaws. Thus, following the Merger, the rights of Rover stockholders who become New Rover stockholders in the Merger will continue to be governed by Delaware law but will no longer be governed by the Existing Rover Charter and the Existing Rover Bylaws and instead will be governed by the New Rover Charter and the New Rover Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Rover stockholders under the Existing Rover Charter and the Existing Rover Bylaws (right column), and the rights of New Rover stockholders under forms of the New Rover Charter and the New Rover Bylaws (left column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Existing Rover Charter and the Existing Rover Bylaws, and the New Rover Charter and the New Rover Bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

New Rover	Rover

Authorized Capital

The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which New Rover shall have authority to issue is 1,000,000,000, divided into (i) 990,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock.

The total number of shares of all classes of capital stock, each with a par value of $0.00001 per share, which Rover is authorized to issue is 231,861,108, divided into (i) 144,250,000 shares of common stock and (ii) 87,611,108 shares of preferred stock, 8,710,087 shares of which are designated Series A Preferred Stock, 14,104,309 of which are designated Series B Preferred Stock, 12,430,344 of which are designated Series C Preferred Stock, 7,677,172 shares of which are designated Series D Preferred Stock, 3,358,764 shares of which are designated Series D-1 Preferred Stock, 11,021,106 shares of which are designated Series E Preferred Stock, 11,772,159 shares of which are designated Series F Preferred Stock, and 18,537,167 shares of which are designated Series G Preferred Stock. Shares of Rover preferred stock shall be convertible into shares of Rover common stock on a one-for-one basis, subject to adjustment for certain dilutive issuances, (a) at any time and from time to time at the option of the holder thereof and (b) automatically in connection with a qualifying public offering or as to one or more series of preferred stock, upon written request from the requisite holders of preferred stock. The rights of the Rover preferred stock are established under the Existing Rover Charter.

New Rover	Rover

Voting Rights

New Rover Charter provides that the holders of shares of New Rover Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of New Rover on which the holders of New Rover Common Stock are entitled to vote.

Except as otherwise specified under the Existing Rover Charter or as required by law, the holders of Rover preferred stock and Common Stock shall vote together and not as separate classes and there shall be no preferred stock series voting.

On any matter presented to Rover stockholders for their action or consideration at any meeting of stockholders or by written consent of stockholders in lieu of meeting, each holder of Rover preferred stock shall be entitled to the number of votes equal to the number of shares of Rover common stock into which the shares of Rover preferred stock held by such holder could be converted as of the record date. The holders of shares of the Rover preferred stock shall be entitled to vote on all matters on which the Rover common stock shall be entitled to vote. Holders of preferred stock shall be entitled to notice of any stockholders’ meeting in accordance with the Existing Rover Bylaws. Fractional votes shall not be permitted and any fractional voting rights resulting from the conversion formula (after aggregating all shares into which shares of Rover preferred stock held by each holder could be converted), shall be disregarded.

Number of Directors

The number of directors that constitutes the entire New Rover Board shall be fixed only by resolution of the New Rover Board acting pursuant to a resolution adopted by a majority of the Whole Board. The “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. The New Rover Charter divides the New Rover Board into three classes of directors, as nearly equal in size as is practicable, with each class being elected to a staggered three-year term. Directors serve until their successors are duly elected and qualified or until their earlier death, resignation, or removal from office.

The Rover Board shall consist of one or more members. Directors serve until their successors are elected and qualified or until their earlier death, resignation, or removal from office.
Election of Directors

The New Rover Bylaws require that the election of directors be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Same as New Rover.

New Rover	Rover

Manner of Acting by Board

The New Rover Bylaws provide that the affirmative vote of a majority of the directors present at a meeting at which a quorum is present is the act of the New Rover Board.	Same as New Rover.
Removal of Directors

The New Rover Charter provides that a director may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of New Rover entitled to vote in the election of directors.

The Existing Rover Charter provides that a director may be removed without cause by the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

Nomination of Director Candidates

Except as set forth in the Investor Rights Agreement, directors are nominated as described below. See “Certain Agreements Related to the Business Combination—Investor Rights Agreement”.

The New Rover Bylaws provide nominations of persons for election to the New Rover Board may be made only (i) pursuant to New Rover’s notice of meeting (or any supplement thereto); (ii) by or at the direction of the New Rover Board; (iii) as may be provided in the certificate of designations for any class or series of New Rover preferred stock; or (iv) by any stockholder of New Rover who (a) is a stockholder of record at the time of giving of the notice; (b) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (c) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (d) is a stockholder of record at the time of the annual meeting; and (e) complies with the procedures set forth in the bylaws. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of New Rover no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the secretary at the principal executive offices of New Rover no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the annual meeting was first made by New Rover.

All members of the Rover Board are elected by the holders of Rover common stock and Rover preferred stock voting together as a single class on an as-converted to common stock basis. Certain holders of Rover’s capital stock are entitled to certain rights with respect to election of the members of the Rover Board pursuant to an Amended and Restated Voting Agreement. See “Certain Rover Relationships and Related Person Transactions—Voting Agreement”.

New Rover	Rover

Business Proposals by Stockholders

The New Rover Bylaws provide the proposal of business to be transacted by the stockholders at an annual meeting of stockholders may be made only (i) pursuant to New Rover’s notice of meeting (or any supplement thereto); (ii) by or at the direction of the New Rover Board; (iii) as may be provided in the certificate of designations for any class or series of preferred stock; (iv) as may be provided in the Investor Rights Agreement; or (v) by any stockholder of New Rover who (a) is a stockholder of record at the time of giving of the notice; (b) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (c) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (d) is a stockholder of record at the time of the annual meeting; and (e) complies with the procedures set forth in the bylaws. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of New Rover no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the secretary at the principal executive offices of New Rover no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the annual meeting was first made by New Rover.

The Existing Rover Bylaws provide that any proper business may be transacted at the annual meeting. Rover shall not be required to hold an annual meeting of stockholders, provided that the stockholders are permitted to act by written consent and the stockholders take action by written consent to elect directors, among other requirements.

Special Meetings of the Board

The New Rover Bylaws provide that special meetings of the New Rover Board for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the President, the Secretary or a majority of the Whole Board. The notice need not specify the place of the meeting (if the meeting is to be held at New Rover’s principal executive office) nor the purpose of the meeting, unless required by statute.

The Existing Rover Bylaws provide that special meetings of the Rover Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors. The notice need not specify the place of the meeting (if the meeting is to be held at Rover’s principal executive office) nor the purpose of the meeting, unless required by statute.

New Rover	Rover

Special Meetings of Stockholders

The New Rover Bylaws and the New Rover Charter provide that special meetings of New Rover’s stockholders may be called only by the chairperson of the board, the chief executive officer, the president or the New Rover Board acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied.

The Existing Rover Bylaws provide that a special meeting of the stockholders may be called at any time by the board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Manner of Acting by Stockholders

The New Rover Bylaws require that all matters other than the election of directors be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the New Rover Charter and the New Rover Bylaws, or applicable stock exchange rules, a different vote is required, in which case such provision governs and controls the decision of such matter.

Same as New Rover.
Stockholder Action Without Meeting

The New Rover Charter provides that any action required or permitted to be taken by the stockholders of New Rover must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders.

The Existing Rover Bylaws provide that any action required or permitted by the DGCL to be taken by the stockholders may be taken at any annual or special meeting of such stockholders or by written consent.

State Anti-Takeover Statutes

The New Rover Charter does not opt out of the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company that opts in from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.

Same as New Rover.

New Rover	Rover

Indemnification of Directors and Officers

The New Rover Charter provides that to the fullest extent permitted by applicable law, any director of New Rover who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of New Rover or is or was serving at the request of New Rover as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. New Rover shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the New Rover Board. New Rover shall also have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of New Rover who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of New Rover or is or was serving at the request of New Rover as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

New Rover shall pay expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of New Rover in defending any Proceeding in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified, subject to limitations set forth in the New Rover Bylaws.

The Existing Rover Charter provides that to the extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Rover shall pay expenses (including attorneys’ fees) incurred by an officer or director of the Company in defending any Proceeding in advance of the final disposition of such Proceeding upon receipt of a written request therefor and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified, subject to limitations set forth the Existing Rover Bylaws

New Rover	Rover

Limitation on Liability of Directors

The New Rover Charter provides that to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director of New Rover shall not be personally liable to New Rover or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of New Rover shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Existing Rover Charter provides that to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director or Rover shall not be personally liable to Rover or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Rover shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Amendments to Bylaws

The New Rover Bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of New Rover to alter, amend or repeal, or adopt any bylaw inconsistent with certain provisions of the bylaws, including: meetings of stockholders; powers, number and removal of directors; director resignations and vacancies; indemnification; and forum selection. The New Rover Board shall also have the power to adopt, amend or repeal the New Rover Bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the New Rover Board.

The Existing Rover Charter and Existing Rover Bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote or by the Rover Board.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, New Rover will have 1,000,000,000 shares of New Rover Common Stock authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus/information statement, up to 145,957,307 shares of New Rover Common Stock outstanding, assuming no shares of Caravel Class A Common Stock are redeemed in connection with the Business Combination. All of the shares of New Rover Class A Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by New Rover’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of New Rover Class A Common Stock in the public market could adversely affect prevailing market prices of the New Rover Class A Common Stock.

Investor Rights Agreement and Lock-Up Agreement

At the Closing Date, New Rover, the Sponsor, certain affiliates of the Sponsor and certain Rover Holders will enter into the Investor Rights Agreement, pursuant to which, among other things, New Rover will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Rover Common Stock and other equity securities of New Rover that are held by the parties thereto from time to time. See “Certain Agreements Related to the Business Combination—Investor Rights Agreement.”

At the Closing Date, New Rover, the Sponsor, certain affiliates of the Sponsor and certain Rover stockholders will enter into a Lock-Up Agreement, to be effective at the Closing. Pursuant to the terms of the Lock-Up Agreement, the Lock-Up Shares held by the aforementioned parties will be locked-up for a period ending on the date that is six months after the date the Closing occurs, subject to certain exceptions, provided that if during such six-month period Triggering Event III occurs, 50% of each applicable holder’s Lock-Up Shares shall be released from such lock-up on the later of (i) Triggering Event III and (ii) the date that is 90 days after the Closing Date. In addition, Rover equityholders will be subject to substantially similar lock-up terms pursuant to the New Rover Bylaws following the Closing.

See “Certain Agreements Related to the Business Combination—“Certain Agreements Related to the Business Combination—Lock-up Agreement.”

Rule 144

A person who has beneficially owned restricted shares of Caravel Common Stock or restricted Caravel Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of Caravel Common Stock or restricted Caravel Warrants for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of securities that does not exceed the greater of:

•	1% of the then outstanding equity shares of the same class which, immediately after the Business Combination; and
•

the average weekly trading volume of Caravel Common Stock of the same class or Caravel Warrants, as applicable, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of Caravel under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Caravel.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•

at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC, which is expected to be filed promptly after Closing, reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus/information statement, there are 27,500,000 shares of Caravel Class A Common Stock outstanding and 6,875,000 shares of Caravel Class B Common Stock outstanding. Of these shares, the 27,500,000 shares sold in the Caravel IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 6,875,000 shares are owned by the Sponsor or Sponsor affiliates and are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus/information statement, there are a total of 10,666,667 Caravel Warrants outstanding. Each warrant is exercisable for one share of Caravel Class A Common Stock, in accordance with the terms of the Warrant Agreement. 5,500,000 of these Caravel Warrants are Public Warrants and are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to maintain an effective registration statement under the Securities Act covering the 5,500,000 shares of Caravel Class A Common Stock that may be issued upon the exercise of the Public Warrants.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Rover’s employees, consultants or advisors who purchases equity shares from Caravel in connection with a compensatory stock plan or other written agreement executed prior to the Closing is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Caravel Class A Common Stock as of  June 30, 2021 and (ii) the expected beneficial ownership of New Rover Common Stock immediately following the Merger, (assuming a no redemption scenario and a maximum redemption scenario as described below) by: each person who is, or is expected to be, the beneficial owner of more than 5% of outstanding shares of Caravel Common Stock or of New Rover Common Stock; each of Caravel’s current executive officers and directors; each person who will become an executive officer or director of New Caravel; and all executive officers and directors of Caravel as a group pre-merger and all executive officers and directors of New Rover.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Caravel Common Stock prior to the Merger is based on 27,500,000 shares of Caravel Class A Common Stock and 6,875,000 shares of Caravel Class B Common Stock issued and outstanding as of June 30, 2021.

The expected beneficial ownership of shares of New Rover Common Stock immediately following consummation of the Merger, assuming none of the Public Shares is redeemed, is based on an aggregate of 147,591,333 shares of New Rover Class A Common Stock (based on an exchange ratio of 1.0153 shares of New Rover Common Stock for each share of Rover common stock and Rover preferred stock and an exchange ratio of 1.1764 shares of New Rover Common Stock for each Rover Option that is currently exercisable or exercisable within 60 days of June 30, 2021) to be issued and outstanding immediately following the Closing, which assumes the following: (i) none of the persons set forth in the table below has purchased or purchases shares of Caravel Common Stock (prior to Closing) or New Rover Common Stock (after Closing), other than in relation to the PIPE Investment; (ii) 5,000,000 shares of New Rover Common Stock are issued to Subscribers in the PIPE Investment; (iii) 115,091,333 shares of New Rover Common Stock are issued to the holders of Rover common stock (including shares of Rover common stock issuable upon the exercise of the Rover Options and assuming that 4,500,000 shares of Rover common stock are converted to cash in the Merger); (iv) 6,875,000 shares of Caravel Class B Common Stock are converted into 6,875,000 shares of New Rover Common Stock on a one-to-one basis at the consummation of the Merger; and (v) Caravel does not issue any additional equity securities prior to the Effective Time.

The expected beneficial ownership of shares of New Rover Common Stock immediately following consummation of the Merger, assuming the maximum of 25,025,500 Public Shares is redeemed, is based on an aggregate of   135,435,722 shares of New Rover Common Stock (based on an exchange ratio of 1.0153 shares of New Rover Common Stock for each share of Rover common stock and Rover preferred stock and an exchange ratio of 1.1764 shares of New Rover Common Stock for each Rover Option that is currently exercisable or exercisable within 60 days of June 30, 2021) to be issued and outstanding immediately following the Closing, which assumes the following: (i) none of the persons set forth in the table below has purchased or purchases shares of Caravel Common Stock (prior to Closing) or New Rover Common Stock (after Closing), other than in relation to the PIPE Investment; (ii) 5,000,000 shares of New Rover Common Stock are issued to Subscribers in the PIPE Investment; (iii) 119,523,722 shares of New Rover Common Stock are issued to the holders of Rover common stock (including shares of Rover common stock issuable upon the exercise of the Rover Options); (iv) 6,875,000 shares of Caravel Class B Common Stock are converted into 6,875,000 shares of New Rover Common Stock on a one-to-one basis at the consummation of the Merger; and (v) Caravel does not issue any additional equity securities prior to the Merger.

				After the Merger
	Before the Merger			Assuming No Redemption		Assuming Maximum Redemption(2)
Name of Beneficial Owner	Shares(1)	% total	% Class A common stock	Shares	% total	Shares	% total
Five Percent Holders
Nebula Caravel Holdings, LLC(3)	6,775,000	19.7%		6,775,000	4.6%	6,775,000	5.0%
Weiss Asset Management LP(4)	2,231,767	6.5%	8.1%	2,231,767	1.5%	2,231,767	1.6%
Citadel Advisors LLC(5)	1,740,917	5.1%	6.3%	1,740,917	1.2%	1,740,917	1.3%
Isomer Partners LP(6)	1,700,000	4.9%	6.2%	1,700,000	1.2%	1,700,000	1.3%
Empyrean Capital Partners, LP(7)	1,583,865	4.6%	5.8%	1,583,865	1.1%	1,583,865	1.2%
Hound Partners, LLC(8)	1,524,877	4.4%	5.5%	1,524,877	1.0%	1,524,877	1.1%
Millennium Management LLC(9)	1,491,949	4.3%	5.4%	1,491,949	1.0%	1,491,949	1.1%
Broad Bay Capital Management LP(10)	1,405,900	4.1%	5.1%	1,405,900	1.0%	1,405,900	1.0%
Funds affiliated with Foundry Ventures(11)	—	—	—	17,378,230	11.8%	17,378,230	12.8%
Funds affiliated with Madrona Ventures(12)	—	—	—	23,493,603	15.9%	23,493,603	17.3%
Funds affiliated with Menlo Ventures(13)	—	—	—	15,006,580	10.2%	15,006,580	11.1%
Funds affiliated with TCV(14)	—	—	—	7,886,601	5.3%	7,886,601	5.8%
Directors and Executive Officers of Caravel Prior to the Merger
Adam H. Clammer	6,775,000	19.7%	—	6,775,000	4.6%	6,775,000	5.0%
James H. Greene, Jr.	6,775,000	19.7%	—	6,775,000	4.6%	6,775,000	5.0%
Rufina Adams	—	—	—	—	—	—	—
David Kerko	25,000	*	*	25,000	*	25,000	*
Scott Wagner	25,000	*	*	25,000	*	25,000	*
Darren Thompson	25,000	*	*	25,000	*	25,000	*
Brandon Van Buren	—	—	—	—	—	—	—
Alexi A. Wellman	25,000	*	*	25,000	*	25,000	*
All Directors and Executive Officers of Caravel as a Group (8 Individuals)	6,875,000	20.0%		6,875,000	4.7%	6,875,000	5.1%
Directors and Executive Officers of New Rover After the Merger
Adam H. Clammer	6,775,000			6,775,000	4.6%	6,775,000	5.0%
Kristina Leslie	—	—	—	—	—	—	—
Aaron Easterly(15)	—	—	—	7,815,963	5.1%	7,815,963	5.5%
Tracy Knox(16)	—	—	—	1,091,410	*	1,091,410	*
Brent Turner(17)	—	—	—	2,536,184	1.7%	2,536,184	1.8%
Greg Gottesman(18)	—	—	—	48,765	*	48,765	*
Susan Athey(19)	—	—	—	272,231	*	272,231	*
Megan Siegler(20)	—	—	—	—	—	—	—
Venky Ganesan(21)	—	—	—	15,006,580	10.2%	15,006,580	11.1%
Scott Jacobson(22)	—	—	—	23,493,603	15.9%	23,493,603	17.3%
All Directors and Executive Officers of New Rover After the Merger (10 Individuals)	6,775,000			57,039,736	37.5%	57,039,736	40.7%

*Less than 1%

(1)

The “Shares” column presentation includes current, prior to the Merger, Caravel Class A Common Stock and Caravel Class B Common Stock assuming no redemptions. “After the Merger”, the “Shares” column presentation represents New Rover Common Stock and includes the PIPE Shares and the Merger Consideration.

(2)

The “Assuming No Redemption” column presentation assumes that no Caravel Public Stockholder exercises Redemption Rights with respect to its Public Shares for a pro rata portion of the funds in Caravel’s Trust Account and the “Assuming Maximum Redemptions” column presentation assumes that Caravel Public Stockholders holding 25,025,500 of Caravel’s Public Shares exercise their Redemption Rights and that such shares are redeemed for their pro rata share of the funds in Caravel’s Trust Account. Redemption of 25,025,500 Caravel Public Shares would still provide the minimum aggregate financing proceeds of $125,000,000, based on an assumed redemption price of $10.00 per share, and before giving effect to certain transaction costs.

(3)

Nebula Caravel Holdings, LLC is the record holder of the shares reported herein. True Wind Capital II is the managing member of Nebula Caravel Holdings, LLC. Mr. Greene and Mr. Clammer are the managing members of True Wind Capital GP II, LLC, the General Partner of True Wind Capital II. As such, they may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by Nebula Caravel Holdings, LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)

According to Schedule 13G filed with the SEC on March 12, 2021 by Weiss Asset Management LP, BIP GP LLC, WAM GP LLC, and Mr. Andrew M. Weiss, PH.D. The address for the business office for each reporting persons is 222 Berkeley St., 16th floor, Boston, Massachusetts 02116. Weiss Asset Management LP beneficially owned 2,231,767 shares of Class A Common Stock, BIP GP LLC beneficially owned 1,406,012 shares of Class A Common Stock, WAM GP LLC beneficially owned 2,231,767 shares of Class A Common Stock and Mr. Andrew M. Weiss PH.D. beneficially owned 2,231,767 shares of Class A Common Stock. Weiss Asset Management LP is the relevant entity for which Mr. Andrew M. Weiss PH.D. may be considered a controlling person. They are considered to share voting and dispositive power to the shares reported herein.

(5)

According to Schedule 13G filed with the SEC on April 5, 2021 by Citadel Advisors LLC, Citadel Advisors Holding LP, Citadel GP LLC, Citadel Securities LLC, CALC IV LP, Citadel Securities GP LLC and Kenneth Griffin. The address for the business office for each reporting persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. Citadel Advisors LLC beneficially owned 1,740,820 shares of Class A Common Stock, Citadel Advisors Holding LP, beneficially owned 1,740,820 shares of Class A Common Stock, Citadel GP LLC, beneficially owned 1,740,820 shares of Class A Common Stock, Citadel Securities LLC, beneficially owned 97 shares of Class A Common Stock, CALC IV LP, beneficially owned 97 shares of Class A Common Stock, Citadel Securities GP LLC, beneficially owned 97 shares of Class A Common Stock and Kenneth Griffith beneficially owned 1,740,917 shares of Class A Common Stock. Citadel Advisors LLC is the relevant entity for which Kenneth Griffith may be considered a controlling person. They are considered to share voting and dispositive power to the shares reported herein.

(6)

According to Schedule 13G filed with the SEC on March 1, 2021 by Isomer Partners LP, Isomer Partners GP LLC, Isomer Master Fund LP, Isomer Partners Fund GP LLC and Mendel Hui. The address for the business office for each reporting persons is 420 Lexington Avenue, Suite 2007 New York, New York 10170. Isomer Partners LP beneficially owned 1,700,000 shares of Class A Common Stock, Isomer Partners GP LLC beneficially owned 1,700,000 shares of Class A Common Stock, Isomer Master Fund LP beneficially owned 1,700,000 shares of Class A Common Stock, Isomer Partners Fund GP LLC beneficially owned 1,700,000 shares of Class A Common Stock and Mendel Hui beneficially owned 1,700,000 shares of Class A Common Stock. Isomer Partners LP is the relevant entity for which Mendel Hui may be considered a controlling person. They are considered to share voting and dispositive power to the shares reported herein.

(7)

According to Schedule 13G filed with the SEC on January 15, 2021 by Empyrean Capital Overseas Master Fund, Ltd. (“ECOMF”), Empyrean Capital Partners, LP (“ECP”) and Mr. Amos Mero. The address of the business office of each of the reporting persons is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067. ECOMF is the record holder of the shares reported herein. ECP serves as investment manager to ECOMF with respect to the Class A Common Stock directly held by ECOMF. Mr. Amos Meron, who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the Class A Common Stock directly held by ECOMF.

(8)

According to Schedule 13G filed with the SEC on February 16, 2021 by Hound Partners, LLC, Hound Performance, LLC and Jonathan Auerbach. The business address of these entities and individual is 101 Park Avenue, 48th Floor, New York, NY 10178. Hound Partners, LLC beneficially owned 1,524,877 shares of Class A Common Stock, Hound Performance, LLC beneficially owned 1,386,986 shares of Class A Common Stock and Jonathan Auerbach beneficially owned 1,524,877 shares of Class A Common Stock. Hound Partners, LLC is the relevant entity for which Jonathan Auerbach may be considered a control person. They are considered to share the voting and dispositive power to the shares reported herein. All of the securities reported here were owned by advisory clients of Hound Partners, LLC.

(9)

According to Schedule 13G filed with the SEC on December 15, 2020 by Integrated Core Strategies (US) LLC (“Integrated Core Strategies”), Riverview Group LLC (“Riverview Group”), ICS Opportunities, Ltd. (“ICS Opportunities”), Millennium International Management LP (“Millennium International Management”), Millennium Management LLC (“Millennium Management”), Millennium Group Management LLC (“Millennium Group Management”) and Israel A. Englander, a United States citizen (“Mr. Englander”). The business address of these entities and individual is 666 Fifth Avenue, New York, New York 10103. As of

December 14, 2020, Integrated Core Strategies beneficially owned 815,000 shares of Class A Common Stock as a result of holding 815,000 units; Riverview Group beneficially owned 350,000 shares of Class A Common Stock as a result of holding 350,000 units; ICS Opportunities beneficially owned 326,949 shares of Class A common stock as a result of holding 326,949 units, which together with the shares of Class A Common Stock beneficially owned by Integrated Core Strategies and Riverview Group represented 1,491,949 shares of the Class A Common Stock or 5.4% of the Class A Common Stock outstanding. Millennium International Management is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Mr. Englander currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group and ICS Opportunities.

(10)

According to Schedule 13G filed with the SEC on March 5, 2021 by Broad Bay Capital Management LP and BBCM Master Fund Ltd. The business address of these entities is 1330 Avenue Of The Americas, 21st Floor New York, NY 10019. Broad Bay Capital Management LP beneficially owned 1,405,900 shares of Class A Common Stock and BBCM Master Fund Ltd. beneficially owned 1,405,900 shares of Class A Common Stock.  They are considered to share the voting and dispositive power to the shares reported herein.

(11)

Consists of (a) 11,343,271 shares of New Rover Common Stock, which are held of record by Foundry Venture Capital 2013, L.P. and (b) 6,034,959 shares of New Rover Common Stock, which are held of record by Foundry Group Next, L.P. (collectively referred to as “Foundry Group”). The business address of Foundry Group is 1050 Walnut Street, Suite 210, Boulder, CO 80302.

(12)

Consists of (a) 22,910,638 shares of New Rover Common Stock, which are held of record by Madrona Venture Fund IV, LP and (b) 582,965 shares of New Rover Common Stock, which are held of record by Madrona Venture Fund IV-A, LP (collectively referred to as “Madrona Ventures”). The business address of Madrona Ventures is 999 Third Ave., 34th Floor, Seattle, Washington 98104.

(13)

Consists of (a) 9,750,928 shares of New Rover Common Stock, which are held of record by Menlo Ventures XI, LP, (b) 4,798,425 shares of New Rover Common, which are held of record by Menlo Special Opportunity Fund, L.P., (c) 379,203 shares of New Rover Common Stock, which are held of record by MMEF XI, LP and (d) 78,024 shares of New Rover Common Stock, which are held of record by MMSOP, L.P. (collectively referred to as “Menlo Ventures”). The business address of Menlo Ventures is 2884 Sand Hill Road, Suite 100, Menlo Park, CA  94025.

(14)

Consists of (a) 5,611,670 shares of New Rover Common Stock, which are held of record by TCV VIII, L.P. (b) 1,513,288 shares of New Rover Common Stock, which are held of record by TCV VIII (A), L.P., (c) 413,112 shares of New Rover Common Stock, which are held of record by TCV Member Fund, L.P and (d) 348,530 shares of New Rover Common Stock, which are held of record by TCV VIII (B), L.P. (collectively referred to as “TCV”). The business address of TCV is 250 Middlefield Road, Menlo Park, CA 94025.

(15)

Consists of (a) 1,642,313 shares of New Rover Common Stock and (b) options to purchase 7,595,422 shares of New Rover Common Stock held by Mr. Easterly, 6,173,650 shares of which are exercisable and vested within 60 days of June 30, 2021.

(16)	Consists of options to purchase 1,487,910 shares of New Rover Common Stock held by Ms. Knox, 1,091,409 shares of which are exercisable and vested within 60 days of June 30, 2021.

(17)

Consists of (a) 304,590 shares of New Rover Common Stock and (b) option to purchase 2,685,478 shares of New Rover Common Stock  held by Mr. Turner, 2,231,594 shares of which are exercisable and vested within 60 days of June 30, 2021.

(18)

Consists of 48,765 shares of New Rover Common Stock held of record by Mr. Gottesman. Mr. Gottesman is also a minority investor and former general partner in funds affiliated with Madrona Ventures which beneficially own shares are described in footnote (12) above. Mr. Gottesman does not have voting or dispositive control over such funds.

(19)	Consists of options to purchase 272,231 shares of New Rover Common Stock held by Ms. Athey, all of which are exercisable and vested within 60 days of June 30, 2021.
(20)

Ms. Siegler is a minority investor in entities affiliated with Spark Capital Growth Fund, L.P. / Spark Capital Growth Founders Fund, L.P (collectively referred to as “Spark Capital”), which beneficially own less than 5% of the Rover. Ms. Siegler does not have voting or dispositive control over such funds.

(21)	Consists of the shares described in footnote (13) above (funds affiliated with Menlo Ventures).
(22)	Consists of the shares described in footnote (12) above (funds affiliated with Madrona Ventures).

PRICE RANGE OF SECURITIES AND DIVIDENDS

Caravel

The Caravel Units, Class A Common Stock and Public Warrants are currently listed on Nasdaq under the symbols “NEBCU”, “NEBC” and “NEBCW”, respectively.

The closing price of the Caravels units, Class A Common Stock and Public Warrants on February 10, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $11.55, $11.00 and $2.85, respectively. As of July 8, 2021, the Caravel record date for the Special Meeting, the closing price of the Caravel Units, Class A Common Stock and Public Warrants was $10.48, $9.98 and $2.64, respectively.

The following table shows, for the periods indicated, the high and low sales prices per share of the Caravel Units, Caravel Class A Common Stock and Caravel Warrants as reported by Nasdaq. Prior to December 9, 2020, there was no established public trading market for Caravel’s securities.

	Caravel Securities
	Units		Common Stock		Warrants
Quarter Ended	High	Low	High	Low	High	Low
2020
Fourth quarter (from December 9, 2020)(1)	$11.88	$10.30	$–	$–	$–	$–
2021
First quarter(2)	$11.90	$10.08	$13.11	$9.80	$5.50	$1.18
Second quarter	$10.56	$10.12	$10.08	$9.83	$2.80	$1.49
Third quarter (through July 8, 2021)	$10.60	$10.45	$10.05	$9.95	$2.85	$2.51

(1)	Caravel Class A Common Stock and Caravel Warrants did not begin trading on Nasdaq until the first quarter of 2021.
(2)

Reflects the high and low trading prices of Class A Common Stock and Caravel Warrants beginning on January 29, 2021, the first day that Caravel Class A Common Stock and the Caravel Warrants began trading on Nasdaq.

Holders of the Caravel Units, Class A Common Stock and Public Warrants should obtain current market quotations for their securities. The market price of Caravel’s securities could vary at any time before the Merger.

Holders

As of July 8, 2021, there was one holder of record of Caravel Units, one holder of record of Caravel Class A Common Stock, five holders of record of Caravel Class B Common Stock, one holder of record of Caravel Public Warrants and one holder of record of the Private Placement Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Caravel Units, Public Shares and Public Warrants are held of record by banks, brokers and other financial institutions.

New Rover Securities

Historical market price information regarding New Rover is not provided because there is no public market for New Class A Common Stock or New Rover Preferred Stock. See “Rover Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Dividends

Caravel has not paid any cash dividends to date and does not intend to pay cash dividends prior to Closing.

ADDITIONAL INFORMATION

Submission of Future Stockholder Proposals

The Caravel Board is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the Special Meeting.

Future Stockholder Proposals

If the Business Combination is completed, you will be entitled to attend and participate in New Rover’s annual meetings of stockholders.  If New Rover holds a 2021 annual meeting of stockholders, it will provide notice of or otherwise publicly disclose the date on which the 2021 annual meeting will be held. If the 2021 annual meeting of stockholders is held, stockholder proposals will be eligible for consideration by the directors for inclusion in the proxy statement for New Rover’s 2021 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act. Such proposals must be received by Caravel at its executive offices a reasonable time before Caravel begins to print and mail its 2021 annual meeting proxy materials in order to be considered for inclusion in Caravel’s proxy materials for the 2021 annual meeting.

Other Stockholder Communication

Stockholders and interested parties may communicate with the Board, any committee chairperson or the non-management directors as a group by writing to the Board or committee chairperson in care of Nebula Caravel Acquisition Corp., Four Embarcadero Center, Suite 2100, San Francisco, California 94111.

Legal Matters

The legality of shares of Caravel Class A Common Stock offered pursuant to this proxy statement/prospectus/information statement will be passed upon for Caravel by Simpson Thacher & Bartlett LLP.

Experts

The financial statements of A Place for Rover, as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 included in this proxy statement/prospectus/information statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Caravel as of December 31, 2020, the related statements of operations, changes in stockholder’s equity and cash flows for the period from September 18, 2020 (inception) through December 31, 2020, and the related notes, included in this proxy statement/prospectus/information statement have been included in reliance on the report of WithumSmith+Brown, PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Delivery of Documents to Stockholders

Pursuant to the rules of the SEC, Caravel and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement. Upon written or oral request, Caravel will deliver a separate copy of the proxy statement/prospectus/information statement to any stockholder at a shared address to which a single copy of the proxy statement/prospectus/information statement was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus/information statement may likewise request delivery of single copies of the proxy statement in the future. Stockholders may notify Caravel of their requests by calling or writing Caravel at its principal executive offices at (415) 780-9975 and Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Our Transfer Agent and Warrant Agent

The transfer agent for Caravel Common Stock and warrant agent for Caravel Warrants is American Stock Transfer & Trust Company, LLC. Caravel has agreed to indemnify American Stock Transfer & Trust Company, LLC in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

American Stock Transfer & Trust Company, LLC has agreed that it has no right of set-off or any right, title, interest or claim of any kind to, or to any distribution of, the Trust Account, and waives any and all rights to seek any recourse, reimbursement, payment or satisfaction for any claim against the Trust Account.

Accordingly any indemnification provided will only be able to be satisfied, or a claim will only be able to be pursued, solely against Caravel and Caravel’s assets outside the Trust Account and not against the any monies in the Trust Account or interest earned thereon.

WHERE YOU CAN FIND MORE INFORMATION

Caravel files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Caravel’s SEC filings, including this proxy statement/prospectus/information statement, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus/information statement or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact us by telephone or in writing:

Nebula Caravel Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111
Telephone: (415) 780-9975
Attention: Adam H. Clammer, Chief Executive Officer

You may also obtain these documents by requesting them in writing or by telephone from Caravel’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue—3rd Floor
Stamford, CT 06902
Toll free: (800) 662-5200
Email: NEBC.info@investor.morrowsodali.com

If you are a stockholder of Caravel and would like to request documents, please do so by, 2021 to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus/information statement relating to Caravel has been supplied by Caravel, and all such information relating to Rover has been supplied by Rover. Information provided by either Caravel or Rover does not constitute any representation, estimate or projection of any other party.

Rover does not file any annual, quarterly and current reports, proxy statements and other information with the SEC.

None of Caravel, New Rover or Rover has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus/information statement or in any of the materials that have been incorporated in this proxy statement/prospectus/information statement. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus/information statement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus/information statement does not extend to you. The information contained in this proxy statement/prospectus/information statement speaks only as of the date of this proxy statement/prospectus/information statement unless the information specifically indicates that another date applies.

A Place for Rover, Inc. Unaudited Condensed Financial Statements	Page
Condensed Consolidated Balance Sheets as of March 31, 2021 (unaudited) and December 31, 2020	F-42
Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020 (unaudited)	F-43
Condensed Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2021 and 2020 (unaudited)	F-44
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the three months ended March 31, 2021 and 2020 (unaudited)	F-45
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020 (unaudited)	F-46
Notes to Condensed Consolidated Financial Statements (unaudited)	F-47

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of A Place for Rover, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of A Place for Rover, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington

March 29, 2021

We have served as the Company’s auditor since 2018.

A Place for Rover, Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	$67,654	$80,848
Short-term investments	36,133	—
Accounts receivable, net	2,473	2,992
Prepaid expenses and other current assets	4,408	3,629
Total current assets	110,668	87,469
Property and equipment, net	30,991	24,923
Intangible assets, net	13,151	7,967
Goodwill	33,159	33,159
Deferred tax asset, net	926	1,235
Other noncurrent assets	5,398	134
Total assets	$194,293	$154,887
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$5,769	$1,301
Accrued compensation and related expenses	4,096	3,269
Accrued expenses and other current liabilities	4,663	2,747
Deferred revenue	2,488	751
Pet parent deposits	21,440	7,931
Pet service provider liabilities	11,460	6,140
Debt, current portion	—	4,128
Total current liabilities	49,916	26,267
Deferred rent, net of current portion	1,732	2,248
Debt, net of current portion	—	33,398
Other noncurrent liabilities	3,977	4,659
Total liabilities	55,625	66,572
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.00001 par value, 87,611 shares authorized as of December 31, 2019 and 2020; 87,489 and 87,497 shares issued and outstanding as of December 31, 2019 and 2020, respectively; aggregate liquidation preference of $294,740 and $294,802 as of December 31, 2019 and 2020, respectively	290,365	290,427
Stockholders’ deficit:
Common stock, $0.00001 par value, 144,250 shares authorized as of December 31, 2019 and 2020; 28,533 and 29,288 shares issued and outstanding as of December 31, 2019 and 2020, respectively	—	—
Additional paid-in capital	46,926	53,912
Accumulated other comprehensive income	169	253
Accumulated deficit	(198,792)	(256,277)
Total stockholders’ deficit	(151,697)	(202,112)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$194,293	$154,887

The accompanying notes are an integral part of these consolidated financial statements.

A Place for Rover, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2018	2019	2020
Revenue	$71,411	$95,052	$48,800
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	16,173	23,522	19,823
Operations and support	17,430	19,882	12,371
Marketing	58,845	49,921	16,332
Product development	16,886	22,066	22,567
General and administrative	22,390	24,947	21,813
Depreciation and amortization	7,125	8,390	8,899
Total costs and expenses	138,849	148,728	101,805
Loss from operations	(67,438)	(53,676)	(53,005)
Other income (expense), net:
Interest income	2,654	2,807	488
Interest expense	(141)	(204)	(3,154)
Loss from impairment of DogHero investment	—	—	(2,080)
Other income (expense), net	(21)	(1,109)	172
Total other income (expense), net	2,492	1,494	(4,574)
Loss before income taxes	(64,946)	(52,182)	(57,579)
Benefit from income taxes	269	468	94
Net loss	$(64,677)	$(51,714)	$(57,485)
Deemed dividend to preferred stockholders	(491)	—	—
Net loss attributable to common stockholders	$(65,168)	$(51,714)	$(57,485)
Net loss per share attributable to common stockholders, basic and diluted	$(2.49)	$(1.84)	$(2.00)
Weighted-average shares used in computing net loss per share, basic and diluted	26,159	28,074	28,804

The accompanying notes are an integral part of these consolidated financial statements.

A Place for Rover, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2018	2019	2020
Net loss	$(64,677)	$(51,714)	$(57,485)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(12)	117	148
Unrealized gain (loss) on available-for-sale securities	23	71	(64)
Other comprehensive income	11	188	84
Comprehensive loss	$(64,666)	$(51,526)	$(57,401)

The accompanying notes are an integral part of these consolidated financial statements.

A Place for Rover, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit
Balance as of December 31, 2017	69,074	$153,074	24,589	$—	$29,444	$(30)	$(83,013)	$(53,599)
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	16,604	123,655	—	—	—	—	—	—
Issuance of Series G redeemable convertible preferred stock and common stock for acquisition of Barking Dog Ventures, Ltd.	1,329	10,007	1,288	—	4,304	—	—	4,304
Issuance of common stock from exercises of stock options	—	—	1,850	—	726	—	—	726
Stock-based compensation	—	—	—	—	6,682	—	—	6,682
Issuance of common stock warrants	—	—	—	—	239	—	—	239
Foreign currency translation adjustments	—	—	—	—	—	(12)	—	(12)
Unrealized gain on available-for-sale debt securities	—	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	—	(64,677)	(64,677)
Balance as of December 31, 2018	87,007	286,736	27,727	—	41,395	(19)	(147,690)	(106,314)
Cumulative effect of change in accounting principle related to the adoption of ASC 606	—	—	—	—	—	—	612	612
Issuance of Series G redeemable convertible preferred stock and common stock to settle Barking Dog Ventures, Ltd. holdback	482	3,629	1	—	4	—	—	4
Issuance of common stock from exercises of stock options	—	—	805	—	773	—	—	773
Stock-based compensation	—	—	—	—	4,067	—	—	4,067
Issuance of common stock warrants	—	—	—	—	687	—	—	687
Foreign currency translation adjustments	—	—	—	—	—	117	—	117
Unrealized gain on available-for-sale debt securities	—	—	—	—	—	71	—	71
Net loss	—	—	—	—	—	—	(51,714)	(51,714)
Balance as of December 31, 2019	87,489	290,365	28,533	—	46,926	169	(198,792)	(151,697)
Issuance of Series G redeemable convertible preferred stock to settle Barking Dog Ventures, Ltd. holdback	8	62	—	—	—	—	—	—
Issuance of common stock from exercises of stock options	—	—	755		788	—	—	788
Stock-based compensation	—	—	—	—	5,541	—	—	5,541
Issuance of common stock warrants	—	—	—	—	657	—	—	657
Foreign currency translation adjustments	—	—	—	—	—	148	—	148
Unrealized loss on available-for-sale debt securities	—	—	—	—	—	(64)	—	(64)
Net loss	—	—	—	—	—	—	(57,485)	(57,485)
Balance as of December 31, 2020	87,497	$290,427	29,288	$—	$53,912	$253	$(256,277)	$(202,112)

The accompanying notes are an integral part of these consolidated financial statements.

A Place for Rover, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2018	2019	2020
OPERATING ACTIVITIES
Net loss	$(64,677)	$(51,714)	$(57,485)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	6,682	4,067	5,541
Depreciation and amortization	9,656	13,596	18,713
Net amortization (accretion) of investment premiums (discounts)	(700)	(639)	11
Issuance of common stock warrants	189	453	—
Amortization of debt issuance costs	59	186	841
Deferred income taxes	(278)	(588)	(303)
Loss on disposal of property and equipment	—	285	191
Impairment of DogHero investment	—	—	2,080
Changes in operating assets and liabilities:
Accounts receivable	(151)	(1,760)	(519)
Prepaid expenses and other current assets	(1,376)	(935)	460
Other noncurrent assets	9	(117)	(59)
Accounts payable	4,700	887	(4,437)
Accrued expenses and other current liabilities	1,675	666	(3,177)
Deferred revenue	870	518	(1,736)
Pet parent deposits	5,738	2,648	(13,508)
Pet service provider liabilities	3,401	2,846	(5,320)
Other noncurrent liabilities	140	4,880	1,752
Net cash used in operating activities	(34,063)	(24,721)	(56,955)
INVESTING ACTIVITIES
Purchase of property and equipment	(1,159)	(16,367)	(910)
Capitalization of internal-use software	(6,185)	(11,906)	(6,757)
Net cash used in acquisition of Barking Dog Ventures, Ltd.	(14,100)	—	—
Purchases of available-for-sale securities	(110,021)	(72,299)	(16,286)
Proceeds from sales of available-for-sale securities	—	22,356	29,002
Maturities of available-for-sale securities	89,473	97,933	23,450
Purchase of Series C preference shares of DogHero Ltd.	—	(5,000)	—
Proceeds from sale of DogHero investment	—	—	2,920
Repayment of note receivable	3,000	—	—
Net cash provided by (used in) investing activities	(38,992)	14,717	31,419
FINANCING ACTIVITIES
Proceeds from issuance of redeemable convertible preferred stock, net	123,655	—	—
Proceeds from exercise of common stock options	726	773	788
Proceeds from borrowing on credit facilities	—	—	64,563
Repayment of borrowings on credit facilities	—	—	(26,439)
Issuance costs related to debt financing	(207)	—	(281)
Net cash provided by financing activities	124,174	773	38,631
Effect of exchange rate changes on cash and cash equivalents	44	(70)	99
Net increase (decrease) in cash and cash equivalents	51,163	(9,301)	13,194
Cash and cash equivalents, beginning of year	25,792	76,955	67,654
Cash and cash equivalents, end of year	$76,955	$67,654	$80,848
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$7	$7	$282
Cash paid for interest	$83	$19	$2,073
NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of Series G redeemable convertible preferred stock and common stock for acquisition of Barking Dog Ventures, Ltd.	$14,311	$—	$—
Issuance of Series G redeemable convertible preferred stock and common stock to settle Barking Dog Ventures, Ltd. holdback	$—	$3,633	$62
Issuance of common stock warrants under credit facility and subordinated credit facility agreements	$50	$234	$657

The accompanying notes are an integral part of these consolidated financial statements.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

1. Organization and Description of Business

A Place for Rover, Inc., (the “Company”) a Delaware corporation, was incorporated on June 16, 2011 and is headquartered in Seattle, Washington, with offices in Spokane, Washington and internationally in Barcelona, Spain. The Company provides an online marketplace and other related tools, support and services that pet parents and pet service providers can use to find, communicate with, and interact with each other.

In October 2018, the Company acquired all of the outstanding shares of Barking Dog Ventures, Ltd. (“DogBuddy”) to accelerate its presence and expand its growth in Europe.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus that causes the disease COVID-19 a global pandemic and recommended containment and mitigation measures worldwide, including travel restrictions and business slowdowns or shutdowns in affected areas. As a result, there has been a significant decline in demand for pet services. As a result of these developments, the Company experienced an unfavorable impact on its revenue, results of operations and cash flows in 2020 and to date in 2021.

The Company may face longer term impact from COVID-19 due to, among other factors, evolving federal, state and local restrictions and shelter-in-place orders, changes in consumer behavior and health concerns which may impact customer demand and availability of pet service providers.

The current events and economic conditions are significant in relation to the Company’s ability to fund its business operations. In response to the impact of COVID-19, the Company implemented a number of measures to minimize cash outlays, including reducing discretionary marketing and other expenses and implementing a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company incurred severance-related and legal costs, and modified the terms of stock options previously awarded to impacted employees.

Additionally, in March 2020, the Company borrowed $11.4 million and $15.0 million under the revolving loan and growth capital advance components, respectively, of the credit facility, and $30.0 million under the subordinated credit facility (see Note 9—Debt). In April 2020, the Company was approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program (see Note 9—Debt).

Liquidity

The Company has incurred losses and negative cash flows from operations and had an accumulated deficit of $256.3 million as of December 31, 2020. The Company has primarily funded its operations with proceeds from the issuance of redeemable convertible preferred stock and other equity transactions, debt borrowings, and with customer payments. Management expects operating losses and negative cash flows from operations to continue in the foreseeable future as the Company continues to invest in expansion activities. Management believes that the Company’s current cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months from the issuance of these consolidated financial statements.

The Company’s assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company’s actual results could vary as a result of its near and long-term future capital requirements that will depend on many factors including its growth rate. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than its currently expects. The Company may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely affected (see Note 18—Subsequent Events).

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements and accompanying notes include the accounts of the Company and its wholly owned subsidiaries, after elimination of all intercompany balances and transactions. The Company has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions, include, but are not limited to, the capitalization and estimated useful life of the Company’s internal-use software development costs and the assumptions used in the valuation of common and preferred stock. These estimates and assumptions are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management’s estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Net Loss per Share Attributable to Common Stockholders

The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to these securities.

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is the same as basic net loss per share for each period presented since the effects of potentially dilutive securities are antidilutive given the Company’s net loss.

Segment Information

The Company has one operating segment and one reportable segment. As the Company’s chief operating decision maker, the Chief Executive Officer reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. Substantially all long-lived assets are located in the United States and substantially all revenue is attributed to fees from pet parents and pet service providers based in the United States.

Foreign Currencies

The functional currency for the Company’s foreign subsidiaries is either the U.S. dollar or the local currency depending on the assessment of management. An entity’s functional currency is determined by the currency of the economic environment in which the majority of cash is generated and expended by the entity. The financial statements of all majority-owned subsidiaries and related entities with functional currencies other than the U.S. dollar have been translated into U.S. dollars. All assets and liabilities of the respective entities are translated at year-end exchange rates and all revenue and expenses are translated at average rates during the respective period. Translation adjustments are reported as other comprehensive income (loss) in the consolidated statements of comprehensive loss. Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net loss for the period of exchange and are recorded in other income (expense), net in the consolidated statements of operations. The net effect of foreign currency gains and losses was not material for any of the periods presented.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Certain Significant Risks and Uncertainties

The Company is subject to certain risks and challenges associated with other companies at a similar stage of development, including risks associated with: dependence on key personnel; marketing; adaptation to changing market dynamics and customer preferences; and competition including from larger companies that may have greater name recognition, longer operating histories, more and better established customer relationships and greater resources than the Company.

The Company’s ability to provide a reliable platform largely depends on the efficient and consistent operation of its computer information systems and those of its third-party service providers. Any significant interruptions could harm the Company’s business and reputation and result in a loss of business. Further, there has been evidence that the Company has been the subject of cyber-attacks, and it is possible that it will be subject to similar attacks in the future. These attacks may be primarily aimed at interrupting the Company’s business, exposing it to financial losses, or exploiting information security vulnerabilities. To management’s knowledge, no prior attacks or breaches have, individually, or in the aggregate, resulted in any material liability to the Company, any material damage to its reputation, or any material disruption to the Company’s business. See Note 18—Subsequent Events for management’s evaluation of events that occurred subsequent to December 31, 2020 and through the issuance of these consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with stated maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2019 and 2020, cash equivalents primarily consisted of money market fund investments.

Accounts Receivable

Accounts receivable primarily include funds collected by payment processors on the Company’s behalf from pet parents and pet service providers, net of an allowance for doubtful accounts. Bad debt expense and the allowance for doubtful accounts were not material for any of the periods presented.

Short-term Investments

The Company classifies its investments in debt securities as available-for-sale. Investment securities are stated at fair value with any unrealized gains or losses included as a component of accumulated other comprehensive income (loss) in stockholders’ deficit. Realized gains and losses and declines in the value of securities judged to be other-than-temporary are included in other income (expense), net in the consolidated statements of operations.

The Company regularly reviews investments for other-than-temporary impairment using both qualitative and quantitative criteria. When assessing short-term investments for other-than-temporary declines in value, the Company considers factors such as, among other things, the extent and length of time the investment’s fair value has been lower than its cost basis, the financial condition and near-term prospects of the investee, the Company’s ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value, and the expected cash flows from the security. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment to fair value through a charge to the consolidated statements of operations and consolidated statements of comprehensive loss. No such adjustments were necessary during the periods presented.

The cost of investments for purposes of computing realized and unrealized gains and losses is based on the specific identification method. Dividend and interest income, and any amortization of premiums and accretion of discounts to maturity are included in interest income, net in the consolidated statement of operations. The Company considers all available-for-sale debt securities, including those with maturity dates beyond 12 months, as available to support current operational liquidity needs, and therefore, classifies all securities that are not classified as cash and cash equivalents as current assets in the consolidated balance sheets. The interest earned on short-term investments is recorded in interest income in the consolidated statements of operations.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, investments and accounts receivable. The Company maintains cash balances that may exceed the insured limits set by the Federal Deposit Insurance Corporation. The Company reduces credit risk by placing cash balances with major financial institutions throughout the United States that management assesses to be of high-credit quality.

For the years ended December 31, 2018, 2019 and 2020, no individual pet service provider, pet parent, or affiliate represented 10% or more of the Company’s revenue. As of December 31, 2019 and 2020, accounts receivable was $2.5 million and $3.0 million, respectively, and was comprised primarily of amounts due from payment processors who collected payment from pet parents on behalf of the Company.

Comprehensive Loss

Certain gains and losses are recognized in comprehensive loss but excluded from net loss. Comprehensive loss includes net loss, unrealized gains and losses on available-for-sale debt securities and foreign currency translation adjustments.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3—Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s assessment of the significance of a specific input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the specific asset or liability. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. There were no transfers between levels during the periods presented.

The carrying values of the Company’s cash equivalents, accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate fair value based on the highly liquid, short-term nature of these instruments. The carrying amount of the Company’s outstanding debt approximates the fair value as the debt bears a floating rate that approximates the market interest rate.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Property and Equipment, net

Property and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets. Depreciation provisions are based upon the following estimated useful lives:

Asset Category	Depreciation Period
Computers	3 years
Furniture and fixtures	5-7 years
Leasehold improvements	Shorter of estimated useful life of asset or remaining lease term

Upon retirement or sale, the cost of disposed assets, and the related accumulated depreciation, is removed from the accounts and any resulting gain or loss is reflected in other income (expense), net in the consolidated statements of operations.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas additions and improvements that increase the value or extend the life of an asset are capitalized to property and equipment.

Leasehold improvements include enhancements made to the Company’s leased office spaces (primarily in Seattle, Washington).

Internal-Use Software

Costs incurred to develop the Company’s website and software for internal use are capitalized and amortized over its estimated useful life. Capitalization of costs to develop software begin when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed, and the software will be used as intended. The Company also capitalizes costs related to upgrades and enhancements when it is probable the expenditures will result in significant additional functionality or will extend the useful life of existing functionality. Costs related to the design or maintenance of website development and internal-use software are expensed as incurred. The Company periodically reviews website development and internal-use software costs to determine whether the projects will be completed, placed in service, removed from service or replaced by other internally developed or third-party software. If the asset is not expected to provide any future use, the asset is retired, and any unamortized cost is expensed.

Internal-use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Management has determined that there has been no impairment of previously capitalized costs during 2018, 2019 and 2020. The Company capitalized $6.2 million, $11.9 million and $7.0 million of software development costs during the years ended December 31, 2018, 2019 and 2020, respectively. Stock-based compensation costs included in capitalized internal-use software development costs were not material for the years ended December 31, 2018, 2019 and 2020. The Company recorded amortization expense for capitalized internal use software of $2.5 million, $5.2 million and $7.2 million for the years ended December 31, 2018, 2019 and 2020, respectively, which is included in cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.

Capitalized website development and internal-use software costs are included in property and equipment, net in the consolidated balance sheets.

Business Combinations

The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. The Company allocates the purchase price of a business combination, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets acquired and liabilities assumed of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use judgment and estimates, including the selection of valuation methodologies, cost of capital estimates of future revenue and cash flows, discount rates, and selection of comparable companies, among others. The Company’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill.

When the Company issues stock-based or cash awards to an acquired company’s stockholders, the Company evaluates whether the awards are contingent consideration or compensation for post-combination services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-combination services and recognized as expense over the requisite service period.

Acquisition-related transaction costs are expensed in the period in which the costs are incurred and included in general and administrative expense in the Company consolidated statements of operations.

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. Management has determined that the Company has a single reporting unit and performs its annual goodwill impairment test as of October 31, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.

Events or changes in circumstances which could trigger an impairment review include significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, cost factors that have a negative effect on earnings and cash flows, an adverse action or assessment by a regulator, estimated per share fair value of common stock, unanticipated competition or a loss of key personnel.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, then it is required to perform a quantitative assessment for impairment.

The quantitative assessment involves comparing the estimated fair value of the reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the book value of the reporting unit exceeds the fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill allocated to that reporting unit.

The Company completed a qualitative analysis as of October 31, 2018 and 2019. The Company experienced significant disruption to its business in 2020 as a result of the rapid development of COVID-19 and the corresponding reduction in the demand for its marketplace services. The Company completed qualitative analyses as of March 31, 2020, June 30, 2020, September 30, 2020, and October 31, 2020. No impairment of goodwill was recognized during any of the periods presented.

Intangible Assets

Intangible assets are amortized over the estimated useful life of the assets. Amortization of intangible assets associated with or used in the services provided by the Company from which it generates revenue are classified within cost of revenue (exclusive of depreciation and amortization shown separately) in the Company’s statements of operations. Amortization of intangible assets not associated with or used in the services provided by the Company from which it generates revenue are classified within depreciation and amortization expense within the Company’s statements of operations.  For the periods presented, amortization of the Company’s capitalized internal-use software costs related to its online platform has been included within costs of revenues. For the periods presented, amortization expense related to other intangible assets have been classified within depreciation and amortization within the Company’s statement of operations.

The Company reviews intangible assets for impairment under the long-lived asset model described below. No impairment of intangible assets was recorded during any of the periods presented.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

The Company identified certain intangible assets, consisting of technology and tradenames, as defensive assets. These are assets that the Company acquired but does not intend to actively use. Rather, the Company intends to hold the assets to prevent others from obtaining access to the assets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. When such events occur, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the carrying value of the asset or asset group. If impairment exists, the assets are written down to its estimated fair value. There was no impairment of long-lived assets for any of the periods presented.

Revenue Recognition (Topic 606)

The Company operates an online marketplace that provides a platform for pet parents and pet service providers to communicate and arrange for pet services. The Company derives its revenue principally from pet parents’ and pet service providers’ use of the Company’s platform and related services that enable pet service providers to offer, book and fulfill pet services. Additionally, the Company earns revenue from fees paid by pet service providers for background checks in order to use the Company’s platform.

The Company enters into terms of service with pet service providers and pet parents who wish to use the Company’s platform. The terms of service define the pet service providers’ rights and responsibilities when using the Company’s platform as well as general payment terms. The Company charges a fixed percentage service fee for each arrangement of pet services between the pet parent and the pet service provider on the Company’s platform (a booking). The fixed percentage service fees are established at the time a pet parent or pet provider joined the platform  and do not vary based on the volume of transactions. A booking defines the explicit fee from which the Company earns its fixed percentage service fee. The creation of a booking combined with the terms of service establish enforceable rights and obligations for the transaction. A contract exists between the pet service provider and the Company upon the creation of a booking and after the pet service providers’ cancellation period has lapsed. Pet parents are considered the Company’s customers to the extent that they pay a fixed percentage fee to the Company for the booking. Similarly, a contract exists between the pet parent and the Company upon the creation of a booking and after the pet service providers’ cancellation period has lapsed. Pet parents pay for services at the time of booking.

The Company considers the facilitation of the connection between pet service provider and pet parent to be the promise in the contracts. This is consistent with the terms of service, as well as the substance of what a pet service provider or pet parent is expecting from the use of the Company’s platform. While customers have access to the use of the platform, customer support, and other activities, these activities are not considered distinct from each other in the context of the overall arrangement, which is the facilitation of a connection between a pet service provider and a pet parent. As such, the Company has determined that its sole performance obligation is to facilitate a connection between pet service providers and pet parents through its platform. The Company’s performance obligation is satisfied at a point-in-time when the connection has been completed, which is when the pet service provider and pet parent have completed a booking, any related cancellation period has lapsed, and the related underlying pet services have begun. The Company derives revenue from pet service providers and pet parents primarily in the United States, as well as Canada and Europe. Revenue related to background checks is recorded upon completion of the related background check. From time to time, the Company issues credits or refunds to its pet parents or pet service providers as a result of customer satisfaction matters. Such amounts have historically been immaterial.

Judgment is required in determining whether the Company is the principal or agent in transactions with pet service providers and pet parents. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the service provided to the pet parent and is therefore the principal, or the Company arranges for other parties to provide the service to the pet parent and is therefore the agent. The Company has concluded it is the agent in transactions with pet service providers and pet parents because, among other factors, it is not responsible for the delivery of pet services provided by the pet service provider to the pet parent. Accordingly, the Company recognizes revenue on a net basis, representing the fee the Company expects to receive in exchange for providing the access to the Company’s platform to pet service providers and pet parents.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

The Company has no significant financing components in its contracts with customers. The Company recognizes revenue net of any sales tax paid related to its revenue transactions.

Revenue Recognition (Prior to adoption of Topic 606)

The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) services provided by the Company have been rendered, (iii) the amount of fees to be paid by the Company’s customer is fixed or determinable, and (iv) the collection of fees is reasonably assured. Revenue related to marketplace services is recognized as the Company’s services are provided when the pet service provider and pet parent have completed a booking, any related cancellation period has lapsed, and the related underlying pet service have begun.  Revenue related to background checks is recorded upon completion of the related background check.  The Company evaluates whether it is appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether it is the primary obligor in a transaction, has inventory risk and has latitude in establishing pricing and selecting suppliers, among other factors.

The Company primarily derives revenue from two sources: 1) percentage-based fees charged to pet service providers for services that were arranged on the marketplace, and 2) percentage-based fees charged to pet parents for services arranged on the marketplace. Revenue related to these fees is recognized ratably over the period pet services are provided, which matches the Company’s obligation to provide support to both pet parents and pet service providers over the service period.

Pet Parent Discounts

The Company offers discounts to pet parents to encourage use of the Company’s platform. Discounts are primarily in the form of coupon codes for prospective pet parents and are accounted for as reductions to revenue.

Deferred Revenue

Deferred revenue represents payment received from pet parents in advance of the related performance obligation being satisfied and revenue being recognized and could be subject to return to pet parents upon the cancellation of the booking prior to fulfilment of the Company’s performance obligation based on the applicable terms of service.

Pet Parent Deposits and Pet Service Provider Liabilities

The Company records payments received from pet parents, excluding the revenue portion due to the Company, in advance of the related services being provided as pet parent deposits. As the related performance obligations are satisfied, these amounts are reclassified from pet parent deposits to pet service provider liabilities in the consolidated balance sheets. The Company is subject to compliance with escheat laws applicable by jurisdiction where pet service providers do not claim the amounts owed to them for services rendered.

Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately)

Cost of revenue (exclusive of depreciation and amortization shown separately) includes fees paid to payment processors for credit card and other funding transactions, server hosting costs, internal-use software amortization, third-party costs for background checks for pet care providers, claim costs paid out under the Rover Guarantee (“Rover Guarantee”) and other direct and indirect costs arising as a result of bookings that take place on our platform.

Operations and Support

Operations and support expenses include payroll, employee benefits, stock-based compensation and other personnel-related costs associated with the Company’s operations and support team, and third-party costs related to outsourced support providers. This team assists with onboarding new pet care providers, quality reviews of pet care provider profiles, fraud monitoring and prevention across our marketplace, and community support provided via phone, email, and chat to our pet parents and pet care providers.  This support includes assistance and responding to pet parents’ inquiries regarding the general use of our platform or how to make or modify a booking through our platform. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology expense to operations and support expense based on headcount.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Marketing

Marketing expenses include payroll, employee benefits, stock-based compensation expenses and other personnel-related costs associated with the Company’s marketing team. These expenses also include digital marketing, brand marketing, public relations, broadcast television, marketing partnerships and other promotions. Digital marketing primarily consists of targeted promotional campaigns through electronic channels, such as social media, search engine marketing, affiliate programs and display advertising, all of which are primarily focused on pet parent acquisition and brand marketing. Except for content creation, advertising expenses are expensed as incurred, and are included in marketing expenses on the consolidated statements of operations. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology expense to marketing expense based on headcount. Advertising expenses were $47.6 million, $37.9 million and $8.1 million during the years ended December 31, 2018, 2019 and 2020, respectively.

Product Development

Product development expenses include payroll, employee benefits, stock-based compensation expense and other headcount-related costs for employees in engineering, design and product management, as well as maintenance and support costs for technology infrastructure, primarily related to non-revenue generating systems. Product development costs, except qualifying costs related to the development of internal-use software, are expensed as incurred. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology costs to product development expense based on headcount.

General and Administrative

General and administrative expenses include payroll, employee benefits, stock-based compensation expense and other personnel-related costs for employees in corporate functions, such as management, accounting, and legal as well as insurance and other expenses used to run the business. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology costs to general and administrative expense based on headcount.

Depreciation and Amortization

Depreciation and amortization expenses include depreciation of our property and equipment, leasehold improvements and amortization of intangible assets. Amortization related to internal-use software is included in cost of revenue (exclusive of depreciation and amortization shown separately).

Restructuring Charges

Costs and liabilities associated with restructuring are recorded in the period management commits to a restructuring or cost reduction plan, or executes specific actions contemplated by the plan and all criteria for liability recognition have been met. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations and related liabilities are recorded within accrued compensation and related expenses on the consolidated balance sheets. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.

Interest Expense

Interest expense consists primarily of interest expense incurred under debt borrowings.

Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fine, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably be estimated. Legal costs for loss contingencies are expensed as incurred.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Rent Expense and Leasehold Improvements

Rent expense for leases that provide for scheduled rent increases or free rent periods during the lease term are recognized on a straight-line basis over the term of the related leases. Certain leasehold improvements are funded by landlord incentives or allowances. Such incentives or allowances under operating leases are recorded as a component of other noncurrent liabilities and are amortized as a reduction of rent expense over the term of the related lease. The current portion of deferred rent is presented in accrued expenses and other current liabilities in the consolidated balance sheets. Rent expense and amortization of leasehold improvements are allocated to the different costs and expenses presented in the consolidated statements of operations.

Stock-Based Compensation

The Company grants stock option awards to certain employees and non-employee directors. The Company accounts for stock-based compensation expense by calculating the estimated fair value of each award at the grant date or modification date by applying the Black-Scholes option pricing model. The model utilizes the estimated per share fair value of the Company’s underlying common stock at the measurement date, the expected or contractual term of the option, the expected stock price volatility, risk-free interest rates, and the expected dividend yield of the common stock. Stock-based compensation expense is recognized on a straight-line basis over the period the employee or non-employee director is required to provide service in exchange for the award, which is generally the vesting period. The Company classifies stock-based compensation expense in its consolidated statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Company bases its estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data. The Company recognizes forfeitures as they occur.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amount and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the difference is expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided on deferred tax assets if, based upon the available evidence, it is determined to be more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Management regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

The Company accounts for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more-likely-than-not to be sustained upon examination by the taxing authority, including resolution of any appeals or litigation, on the basis of the technical merits of the position. If the tax position meets the more-likely-than-not criteria, the portion of the tax benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority is recognized in the consolidated financial statements. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits as income tax expense. No interest or penalties were recognized for any of the periods presented.

Recently Adopted Accounting Pronouncements

The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as private companies, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as private companies, as indicated below.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

In May 2014, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 amends the guidance for revenue recognition to replace numerous industry-specific requirements and converges areas under the Revenue from Contracts with Customers topic with those of the International Financial Reporting Standards. The guidance implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. Entities were given the option of transitioning to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption (“modified retrospective”). The guidance is effective for the Company for the year beginning after December 15, 2018, with early adoption permitted. Since its issuance, the FASB has amended several aspects of the new guidance including provisions that clarify the implementation guidance on principal versus agent considerations in the new revenue recognition standard. The amendments clarify how an entity should identify the unit of accounting (i.e., the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The Company adopted the new standard on a modified retrospective basis as of January 1, 2019 and there was a net impact of $0.6 million to the Company’s accumulated deficit on the date of adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10). ASU 2016-01 requires equity investments (except those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) to be measured at fair value with any changes in fair value recognized in net income (loss). For equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements, to estimate fair value using the net asset value per share of the investment, the Company may choose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance in ASU 2016-01 is effective for the Company for the year beginning after December 15, 2018. The Company adopted this standard on January 1, 2019. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, under which entities are permitted to make an accounting policy election to either estimate forfeitures on share-based payment awards, as previously required, or to recognize forfeitures as they occur. The guidance in ASU 2016-09 is effective for the Company for the year beginning after December 15, 2017. The Company adopted this standard on January 1, 2018 and made an accounting policy election to account for forfeitures as they occur. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which was intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The ASU also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. The guidance in ASU 2016-15 is effective for the Company for the year beginning after December 15, 2018. The Company adopted this standard on a retrospective basis on January 1, 2019. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory, to improve the accounting for income tax consequences of intra-entity transfers of assets other than inventory and to eliminate diversity of practice and a source of complexity in financial reporting. The guidance in ASU 2016-16 is effective for the Company for the year beginning after December 15, 2018. The Company adopted ASU 2016-16 on a modified retrospective basis on January 1, 2019. There was no impact of this standard at the date of adoption. The application of this standard resulted in the recognition of $0.4 million in income tax expense in the consolidated statement of operations for intra-entity transfers occurring during the year ended December 31, 2019.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

assets, the assets acquired (or disposed of) are not considered a business. The guidance in ASU 2017-01 is effective for the Company for the year beginning after December 15, 2018, with early adoption permitted. The Company early adopted this standard on January 1, 2018. There was no impact of this standard at the date of adoption. The Company applied the new standard to its acquisition of DogBuddy in 2018 and accounted for the transaction as a business acquisition (see Note 3—Business Combinations).

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718)—Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The amendments in this update will be applied prospectively to an award modified on or after the adoption date. The guidance in ASU 2017-09 is effective for the Company for the year beginning after December 15, 2017. The Company adopted this standard on January 1, 2018. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-based Payments. ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The guidance in ASU 2018-07 is effective for the Company for the year beginning after December 15, 2019. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606. The Company early adopted this standard on January 1, 2019. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the disclosure requirement for the amount and reasons for transfers between Level 1 and Level 2 fair value measurements as well as the process for Level 3 fair value measurements. In addition, the ASU adds the disclosure requirements for changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period as well as the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The guidance is effective for the Company for the year beginning after December 15, 2019. The Company adopted this standard on January 1, 2020. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. The standard requires lessees to recognize a right-of-use asset and lease liability on its consolidated balances sheet for all leases with a term longer than twelve months. This update also requires lessees and lessors to disclose key information about their leasing transactions. The guidance is effective for the Company for the year beginning after December 15, 2021. Early adoption is permitted. The Company early adopted ASU 2016-02 effective January 1, 2021 which resulted in the recognition of material right-of-use assets and lease liabilities.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses are recorded through an allowance for credit losses, rather than a write-down, limited to the amount by which fair value is below amortized cost. Additional disclosures about significant estimates and credit quality are also required. The guidance is effective for the Company for the year beginning after December 15, 2022. The Company is currently assessing the potential impact of adopting ASU 2016-13 on its consolidated financial statements and does not expect the adoption to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangible – Goodwill and Other-Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for the Company for the year

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the potential impact of adopting ASU 2018-15 on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU removes certain exceptions to the general principles of Topic 740 and provides clarification and simplification of existing guidance. The guidance is effective for the Company for the year beginning after December 15, 2021. Early adoption is permitted. The Company is currently assessing the potential impact of adopting ASU 2019-12 on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. The guidance is effective for the Company for the year beginning after December 15, 2021. The Company is currently assessing the potential impact of adopting ASU 2020-01 on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The objective of this update is to simplify the accounting for convertible preferred stock by removing the existing guidance in ASC 470-20, “Debt: Debt with Conversion and Other Options,”, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. This amendment also further revises the guidance in ASU 260, “Earnings per Share,” to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The guidance is effective for the Company for the year beginning after December 15, 2023. The Company is currently assessing the potential impact of adopting ASU 2020-06 on its consolidated financial statements.

3. Business Combinations

On October 31, 2018, the Company acquired all of the outstanding shares of DogBuddy in exchange for the issuance of 1.3 million shares of the Company’s common stock, 1.9 million shares of the Company’s Series G redeemable convertible preferred stock, which includes a holdback of 519,000 shares of Series G preferred stock, and cash payment of $19.4 million to the stockholders of DogBuddy. The aggregate estimated value of the consideration described above, on the date of the acquisition was $37.6 million. The estimated fair value of the Series G preferred stock issued for the DogBuddy acquisition was $10.0 million. The Company, as acquirer, retained a holdback of Series G preferred stock for up to a one-year period as partial security against certain indemnity obligations. The holdback has an estimated fair value of $3.9 million based on the recent transaction price of the Company’s Series G redeemable convertible preferred stock and was recorded to accrued expenses and other current liabilities in the consolidated balance sheets. In connection with the acquisition of DogBuddy, the Company also assumed outstanding options to purchase shares of DogBuddy’s capital stock, which were converted into options to purchase an additional 56,000 shares of the Company’s common stock.

In May 2017, the Company issued a note with a principal amount of $3.0 million to DogBuddy. Interest accrued on such note at a rate of 4% per year, with accrued interest payable upon maturity. In connection with the Company’s acquisition of DogBuddy on October 31, 2018, the principal amount and accrued interest was repaid in full.

In November 2019, the Company released and issued 482,000 shares of Series G preferred stock to former stockholders of DogBuddy related to the holdback. The acquisition date estimated fair value of the holdback shares issued during 2019 was $3.6 million. At December 31, 2019, the remaining holdback liability of $0.3 million was recorded in accrued expenses and other current liabilities in the consolidated balance sheets. In February 2020, final settlement of the holdback was completed through the issuance of 8,000 shares of Series G preferred stock. The remaining 29,000 shares were never issued and retained by the Company to cover additional expenses.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

The table below presents components of the purchase consideration, and the tangible and intangible assets acquired, and liabilities assumed, at fair value, in connection with the acquisition (in thousands):

Assets
Current assets
Cash and cash equivalents	$5,219
Accounts receivable	7
Prepaid expenses and other current assets	163
Total current assets	5,389
Property and equipment	67
Intangible assets	10,850
Goodwill	23,728
Other noncurrent assets	57
Total assets	40,091
Liabilities
Current liabilities
Accounts payable	28
Accrued expenses and other current liabilities	74
Deferred revenue	109
Pet parent deposits	681
Total current liabilities	892
Deferred tax liability	1,551
Total liabilities	2,443
Total consideration	$37,648

The table below summarizes the estimated useful lives of the acquired intangible assets and the methodologies employed in determining their related estimated fair values (in thousands):

		Estimated Useful
	Fair Value	Life (years)
Pet parent relationships	$6,600	8
Pet service provider relationships	2,000	3
Technologies	2,200	2
Non-competition agreements	50	1
Total intangible assets	$10,850

Goodwill recorded in connection with the acquisition is primarily attributed to the increased geographic coverage throughout Europe and synergies gained, such as advertising purchasing power and integrated pet service provider networks. None of the resulting goodwill is deductible for tax purposes.

The Company incurred $1.0 million in acquisition-related costs in the year ended December 31, 2018, which were included in general and administrative expenses in the consolidated statements of operations.

An intangible asset comprised of $2.2 million of technologies represents a defensive asset as it will not be used substantially beyond the post-acquisition transition period of seven months from the date of acquisition.

The Company recognized revenue of $0.3 million and net loss of $1.0 million from DogBuddy from the acquisition date to December 31, 2018 in the consolidated statements of operations for the year ended December 31, 2018.

During the year ended December 31, 2019, a measurement period adjustment was made to reduce goodwill from the DogBuddy acquisition by $1.7 million primarily due to an adjustment to the deferred tax asset for pre-acquisition losses that were originally

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

estimated to be unrealizable (see Note 8—Goodwill and Intangible Assets). There was no impact to the consolidated statements of operation for this adjustment.

Unaudited Pro Forma Information

The following table summarizes certain supplemental pro forma financial information for the year ended December 31, 2018 as if the acquisition of DogBuddy had occurred as of January 1, 2018 (in thousands):

	Year Ended December 31, 2018
	As Reported	Pro Forma
Revenue	$71,411	$73,261
Net loss	(64,677)	(69,962)
Net loss attributable to common stockholders	$(65,168)	$(70,453)

The unaudited pro forma information for the year ended December 31, 2018 reflects: (1) the elimination of $1.5 million of transaction costs related to the DogBuddy acquisition recorded in 2018 and (2) the increase of $2.2 million in amortization expense based on the fair value adjustments to the intangible assets acquired from DogBuddy.

The unaudited pro forma results also include the accounting effects resulting from the acquisition of DogBuddy such as the reversal of costs related to special retention bonuses and other payments to employees and transaction costs directly related to the acquisition of DogBuddy. The unaudited pro forma financial information presented was prepared for comparative purposes only and does not purport to present what the actual results would have been had the acquisition of DogBuddy actually occurred on January 1, 2018, nor is the information intended to project results for any future period.

4. Revenue Recognition

Contract Balances

The Company’s contract liabilities consist of deferred revenue. The changes in the Company’s contract liabilities were as follows (in thousands):

Balance at December 31, 2018	$2,585
Revenue recognized	(92,063)
Bookings and other	91,966
Balance at December 31, 2019	2,488
Revenue recognized	(45,585)
Bookings and other	43,848
Balance at December 31, 2020	$751

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

5. Investments

Available-for-sale investments consist of fixed-income securities that are accounted for at fair value. Premiums and discounts paid on securities at the time of purchase are amortized over the period of maturity. The amortized cost and fair value of the available-for-sale investments and unrealized gains and losses were as follows (in thousands):

	December 31, 2019
	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	Losses	Value
Corporate securities and commercial paper	$25,291	$64	$—	$25,355
Asset-backed securities	660	—	—	660
Certificates of deposit	10,118	—	—	10,118
Total	$36,069	$64	$—	$36,133

There were no available-for-sale investments at December 31, 2020. There were no other-than-temporary impairments recognized in accumulated other comprehensive income during all periods presented. Realized gains and losses on sales of available-for-sale securities were not material for all periods presented.

The contractual maturity of the available-for-sale investments were as follows (in thousands):

	December 31, 2019
	Less than 1 year	1 to 5 years	More than 5 years	Total
Corporate securities and commercial paper	$17,187	$8,168	$—	$25,355
Asset-backed securities	—	660	—	660
Certificates of deposit	8,120	1,998	—	10,118
Total	$25,307	$10,826	$—	$36,133

Other Investments

In March 2019, the Company purchased 3.4 million Series C Preference Shares of DogHero Ltd. (“DogHero”), an online marketplace for pet services in South America, for $5.0 million. The 3.4 million shares acquired represents 17% of DogHero’s fully diluted outstanding equity. In accordance with Accounting Standards Codification (“ASC”) 321, Investments – Equity Securities, the Company elected the measurement alternative to value this equity investment without a readily determinable fair value. The carrying amount of the investment is included in other noncurrent assets in the consolidated balance sheets. In accordance with ASC 321, for each reporting period, the Company completes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

In connection with the purchase of Series C Preference Shares, the Company also entered into a call option to purchase the remaining equity of DogHero at a defined exercise price within a two-year period after the initial investment.

In July 2020, the Company received notification that a letter of intent to acquire DogHero had been submitted. The Company was provided the option of receiving cash consideration of $3.0 million or share consideration in the acquiring company. The Company determined that the letter of intent was an indicator of impairment and recorded an impairment loss of $2.0 million, reducing the carrying amount of the investment to $3.0 million. In November 2020, the Company sold its investment and call option in DogHero for $2.9 million. As such, the Company recorded an additional impairment loss of $0.1 million upon disposal of the investment and its related carrying value.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

6. Fair Value

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$15,088	$—	$—	$15,088
Investments:
Commercial paper	—	6,032	—	6,032
Corporate securities	—	19,323	—	19,323
Asset-backed securities	—	660	—	660
Certificate of deposits	—	10,118	—	10,118
Total	$15,088	$36,133	$—	$51,221

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$37,854	$—	$—	$37,854
Total	$37,854	$—	$—	$37,854

The following table provides a summary of changes in the estimated fair value of the Company’s Level 3 assets measured on a non-recurring basis (in thousands):

Balance at December 31, 2018	$—
Initial investment in DogHero	5,000
Balance at December 31, 2019	5,000
Impairment of DogHero investment	(2,080)
Sale of DogHero investment	(2,920)
Balance at December 31, 2020	$—

7. Balance Sheet Components

Property and Equipment, net

The following table presents the detail of property and equipment, net as follows (in thousands):

	December 31,
	2019	2020
Computers	$1,534	$1,346
Furniture and fixtures	3,913	3,906
Leasehold improvements	13,136	13,660
Internal-use software	23,753	20,850
Total property and equipment	42,336	39,762
Less: Accumulated depreciation and amortization	(11,345)	(14,839)
Total property and equipment, net	$30,991	$24,923

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Depreciation of property and equipment was $0.6 million, $0.6 million and $3.7 million for the years ended December 31, 2018, 2019 and 2020, respectively, and was recorded to depreciation and amortization in the consolidated statements of operations. Internal-use software amortization was $2.5 million, $5.2 million and $7.2 million for the years ended December 31, 2018, 2019 and 2020, respectively, and was recorded to cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.

In December 2019, the Company moved into its new headquarters in Seattle, Washington. Through December 31, 2020, the Company added leasehold improvements of $12.1 million and furniture and fixtures of $2.7 million in connection with the new leased space.

In April 2020, the Company accelerated the amortization of $2.6 million in internal-use software related to the Rover Now service, which was discontinued and is recorded in cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.

Accrued Expenses and Other Current Liabilities

The following table presents the detail of accrued expenses and other current liabilities as follows (in thousands):

	December 31,
	2019	2020
Accrued merchant fees	$778	172
Income and other tax liabilities	711	185
Accrued legal expenses and open claims	656	382
Lease incentive, current	453	491
Coupon liabilities	352	226
Accrued interest	—	259
Accrued professional services	213	872
Series G preferred stock holdback liability	320	—
Other current liabilities	1,180	160
Total accrued expenses and other current liabilities	$4,663	$2,747

8. Goodwill and Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill (in thousands):

Balance at December 31, 2018	$34,811
Measurement period adjustment – DogBuddy (see Note 3—Business Combinations)	(1,652)
Balance at December 31, 2019	$33,159

There was no change in the carrying amount of goodwill during the year ended December 31, 2020.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Intangible Assets

The gross book value and accumulated amortization of intangible assets were as follows (in thousands):

	December 31, 2019
	Gross Book Value	Accumulated Amortization	Net Book Value
Pet parent relationships	$16,290	$(6,364)	$9,926
Technologies	10,100	(8,525)	1,575
Pet service provider relationships	2,000	(778)	1,222
Tradenames	950	(522)	428
Total	$29,340	$(16,189)	$13,151

	December 31, 2020
	Gross Book Value	Accumulated Amortization	Net Book Value
Pet parent relationships	$16,290	$(9,117)	$7,173
Pet service provider relationships	2,000	(1,444)	556
Tradenames	950	(712)	238
Total	$19,240	$(11,273)	$7,967

The weighted average amortization period remaining as of December 31, 2020 for each class of intangible assets were as follows (in years):

Pet parent relationships	4.3
Pet service provider relationships	0.8
Tradenames	1.3

Amortization expense related to acquired intangible assets for the years ended December 31, 2018, 2019 and 2020 was $6.6 million, $7.7 million and $5.2 million, respectively. The Company did not recognize any intangible asset impairment losses for any of the periods presented.

Based on amounts recorded at December 31, 2020 the Company estimates intangible asset amortization expense in each of the years ending December 31 as follows (in thousands):

2021	$3,499
2022	1,347
2023	814
2024	814
2025	814
Thereafter	679
Total	$7,967

9. Debt

In May 2018, the Company entered into a $30.0 million credit facility agreement with a lender consisting of a $15.0 million variable rate revolving line of credit and a $15.0 million variable rate growth capital advance, which originally matured in May 2020 and May 2022, respectively.

In August 2019, the Company amended the credit facility with the lender which extended the period in which the Company may make borrowings under the growth capital advance component and extended the maturity dates by one year to May 2021 for the revolving

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

line of credit and to May 2023 for the variable rate growth capital advance. Concurrently, the Company entered into a subordinated credit facility agreement with a lender consisting of a $30.0 million variable rate term loan advance, which matures in August 2022.

In March 2020, the Company borrowed $11.4 million and $15.0 million under the variable rate revolving line of credit and variable rate growth capital advance components, respectively, of the credit facility, and $30.0 million under the subordinated credit facility.

In April 2020, the Company was approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program.

Revolving Line of Credit

The Company renegotiated the credit facility during August 2020 to extend the maturity of the  revolving line of credit to May 2022. Subject to the terms and conditions of the credit facility, the lender agreed to make revolving loans to the Company in an amount not to exceed $15.0 million during the term of the agreement. Interest accrues at the greater of (1) 4.50% and (2) the Prime Rate plus a margin of 0.50% per year (4.50% at December 31, 2020), unless certain milestones are achieved then interest accrues at the greater of (1) 4.00% and (2) the Prime Rate. Interest is payable monthly. In connection with securing the revolving loan, the Company incurred $22,500 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as current and long-term assets in the consolidated balance sheets and are amortized into interest expense over the term of the revolving loan. The Company is required to pay an unused credit facility fee to the lender each quarter in an amount equal to 0.30% per year times the average unused portion of the revolving line. The Company borrowed and repaid $11.4 million on the revolving loan during the year ended December 31, 2020 and issued a $3.5 million letter of credit for the security deposit on its Seattle headquarters office space, which reduced the amount available under the revolving line of credit. The Company had $11.4 million available to borrow under the revolving line of credit at December 31, 2020.

Growth Capital Advance

The Company renegotiated the credit facility during August 2020 to amend the growth capital advance component, including extending the maturity to June 2024. Subject to the terms and conditions of the credit facility, the lender agreed to make advances to the Company in three tranches not to exceed $5.0 million under each tranche, up to the total amount of $15.0 million during the draw period, which is available until June 30, 2021. Advance requests must be in an amount equal to or greater than $1.0 million. After principal repayments, no growth capital advance may be reborrowed. The growth capital advances shall be interest only through June 2021 and is payable monthly. Beginning in July 2021 and continuing through the maturity date, principal and interest shall be payable in 36 consecutive equal monthly installments. Interest shall accrue at the greater of (1) 5.00% and (2) the Prime Rate plus a margin of 1.00% per year (5.00% at December 31, 2020), unless certain milestones are achieved then the margin is the greater of (1) 4.50% and (2) the Prime Rate plus a margin of 0.50% per year. In connection with securing the growth capital advance, the Company incurred $25,000 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as current and long-term assets in the consolidated balance sheets and are amortized into interest expense over the term of the growth capital advance. During 2020, the Company had drawn on the $15.0 million growth capital advance and repaid the outstanding balance. At December 31, 2020, the Company had $15.0 million available to borrow.

For the year ended December 31, 2020, the Company recognized a loss of $353,000 related to the early repayment of the growth capital advance, which is recorded in other income (expense), net in the consolidated statements of operations and included in amortization of debt issuance costs in the consolidated statements of cash flows.

Subordinated Credit Facility

The subordinated credit facility is a term loan advance. Subject to the terms and conditions of the subordinated credit facility, the lender agreed to make advances to the Company to the amount of $30.0 million during the draw period, which is available until June 30, 2020. Advance requests must be in an amount equal to or greater than $5.0 million. After principal repayments, no term loan advance may be reborrowed. The term loan advance is interest only on a monthly basis. Outstanding principal and accrued interest are due at the maturity date. Interest shall accrue at the Prime Rate plus a margin of 4.25% per year (7.50% at December 31, 2020). In connection with securing the term loan advance, the Company incurred $269,000 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as a debt discount and are amortized to interest expense over the term of the term loan advance. At December 31, 2020, the Company has drawn the full $30.0 million term loan advance and no longer has the ability to make any future draws.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

The Company has collateralized the credit facility and the subordinated credit facility with substantially all of its tangible and intangible assets. The credit facility includes several affirmative and negative covenants, as well as financial covenants. Financial covenants include minimum liquidity and minimum net revenue amounts and are applicable if the Company’s overall liquidity, as defined by the credit facility, is less than or equal to $75.0 million at the end of a reporting period. If the Company defaulted under the terms of the credit facility, it would not be permitted to draw additional funds on the revolving line of credit and the lenders could accelerate the Company’s obligation to pay all outstanding amounts. The Company is in compliance with all of its financial covenants as of December 31, 2020.

In conjunction with the credit facility and the subordinated credit facility, the Company issued warrants to the lenders to purchase the Company’s common stock (see Note 13—Common Stock).

Small Business Administration’s Paycheck Protection Program

In April 2020, the Company entered into the Paycheck Protection Program (“PPP”) Promissory Note and Agreement with a lender (the “PPP Loan”), pursuant to which it incurred $8.1 million aggregate principal amount of term borrowings. The PPP Loan was made under, and was subject to the terms and conditions of, the PPP which was established under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and is administered by the U.S. Small Business Administration. The term of the PPP Loan is two years with a maturity date of April 2022 and accrues interest at a rate of 1.00% per year. Interest is payable monthly. Payments of principal and interest on the PPP Loan are deferred until August 2021. The PPP Loan is eligible for forgiveness if the proceeds are used for qualified purposes within a specified period, however Rover expects to repay principal and accrued interest on the PPP Loan. At December 31, 2020, $8.1 million aggregate principal amount of borrowings was outstanding under the PPP loan.

Future minimum payments of principal on the Company’s outstanding debt borrowings were as follows for the years ending December 31 (in thousands):

Year Ending December 31	Amounts
2021	$4,505
2022	33,619
2023	—
2024	—
2025	—
Total principal amount	38,124
Unamortized discount	(598)
Carrying value of debt	$37,526

10. Commitments and Contingencies

Leases

The Company entered into noncancelable operating lease agreements primarily covering certain of its offices in Seattle and Spokane, Washington and Barcelona, Spain, with the lease periods expiring between 2019 and 2030.

In September 2018, the Company entered into a non-cancellable sublease agreement for a portion of one of its leased facilities that commenced on November 1, 2018. In February 2020, the Company amended the sublease to extend the term for an additional two years. Under the term of the amended sublease agreement, the Company will receive $1.4 million in base lease payments plus reimbursement of certain operating expenses over the term of the sublease, which ends in October 2022. During the years ended December 31, 2018, 2019 and 2020, the Company recognized $0.1 million, $0.7 million and $0.7 million, respectively, of sublease income under this agreement.

In June 2019, the Company exited a leased property in Spokane, Washington. The Company entered into negotiation with the landlord to determine a termination fee during December 2019 after unsuccessfully being able to sublease the property. At the time of exit, the Company recognized a cease-use liability of $361,000. At December 31, 2019, a cease-use liability of $297,000 remained and is recorded

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

in accrued expenses and other current liabilities in the consolidated balance sheets. The final termination fee was paid to the landlord in March 2020.

The minimum future lease obligations in each of the years ending December 31 are as follows (in thousands):

Year Ending December 31	Amounts
2021	$4,356
2022	4,303
2023	4,433
2024	4,563
2025	4,693
Thereafter	18,209
Total	$40,557

Facilities rent expense under these operating leases was $2.1 million, $4.0 million and $3.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. The Company is responsible for paying its proportionate share of the actual operating expenses and real estate taxes under these lease agreements.

Guarantees and Indemnification

In the ordinary course of business to facilitate sales of its services, the Company has entered into agreements with, among others, suppliers, and partners that include guarantees or indemnity provisions. The Company also enters into indemnification agreements with its officers and directors, and the Company’s certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. To date, there have been no claims under any indemnification provisions, therefore there is no accrual of such amounts for any of the periods presented. The Company is unable to determine the maximum potential impact of these indemnifications on the consolidated financial statements and maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid.

Litigation and Other

From time to time, the Company may be a party to litigation and subject to claims incurred in the ordinary course of business, including personal injury and indemnification claims, intellectual property claims, labor and employment claims, threatened claims, breach of contract claims, and other matters. The Company accrues a liability when management believes information available prior to the issuance of the consolidated financial statements indicates it is probable a loss has been incurred as of the date of the consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although the results of litigation and claims are inherently unpredictable, management concluded that there was not a reasonable possibility that it had incurred a material loss during the periods presented related to such loss contingencies. Therefore, the Company has not recorded a reserve for any contingencies.

Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the consolidated financial statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved; and such changes are recorded in the accompanying consolidated statements of operations during the period of the change and reflected in accrued and other current liabilities on the accompanying consolidated balance sheets.

In addition, the Company may also find itself at greater risk to outside party claims or regulatory actions as it increases and continues its operations in jurisdictions where the laws with respect to the potential liability of online marketplaces or the employment classification of service providers who use online marketplaces are uncertain, unfavorable or unclear.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Additionally, from time to time, the Company may become subject to audit by taxing authorities or subject to other forms of inspection or audit. Due to the uncertainties inherent in the final outcome of such matters, the Company can give no assurance that it will prevail in such matters which could have an adverse effect on the Company’s business. As of December 31, 2019 and 2020, the Company was not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its consolidated financial statements.

11. Employee Benefit Plan

The Company has established a 401(k) tax-deferred savings plan covering all employees who satisfy certain eligibility requirements. The 401(k) plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service (“IRS”). The Company may, at its discretion, make contributions in the form of matching contributions, subject to limitations imposed by the IRS. As of December 31, 2020, the Company has not made any matching contributions.

12. Redeemable Convertible Preferred Stock

The Company had outstanding redeemable convertible preferred stock as follows (in thousands, except per share amounts):

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Series A	8,710	8,710	$0.4647	$3,325	$4,048
Series B	14,104	14,104	0.6775	9,397	9,556
Series C	12,431	12,431	1.1665	14,596	14,500
Series D	7,677	7,677	2.0841	14,036	16,000
Series D-1	3,359	3,359	2.0841	6,981	7,000
Series E	11,021	11,021	3.6294	39,906	40,000
Series F	11,772	11,772	5.5215	64,833	65,000
Series G	18,537	18,415	$7.5285	137,291	138,636
Total	87,611	87,489		$290,365	$294,740

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Series A	8,710	8,710	$0.4647	$3,325	$4,048
Series B	14,104	14,104	0.6775	9,397	9,556
Series C	12,431	12,431	1.1665	14,596	14,500
Series D	7,677	7,677	2.0841	14,036	16,000
Series D-1	3,359	3,359	2.0841	6,981	7,000
Series E	11,021	11,021	3.6294	39,906	40,000
Series F	11,772	11,772	5.5215	64,833	65,000
Series G	18,537	18,423	$7.5285	137,353	138,698
Total	87,611	87,497		$290,427	$294,802

Financing Rounds of Preferred Stock

In November 2019, 482,000 shares or $3.6 million of the Series G preferred stock holdback, discussed in Note 3—Business Combinations, were released to former stockholders of DogBuddy. In February 2020, 8,000 shares or $0.1 million of the Series G preferred stock holdback were released to former stockholders of DogBuddy.

Preferred Stock Provisions

Dividends

In any calendar year, the holders of outstanding shares of redeemable convertible preferred stock (Series A, B, C, D, D-1, E, F and G) shall be entitled to receive dividends when, as and if declared by the board of directors, out of any assets legally available for distributions at the time, at the dividend rate specified for such shares of preferred stock payable in preference and priority to any declaration or payment of any distribution on common stock of the Company in such calendar year. No distributions shall be made with respect to the common stock unless dividends on the preferred stock have been declared in accordance with the preferences and all declared dividends on the preferred stock have been paid or set aside for payment to the holders of preferred stock. The right to receive dividends on shares of preferred stock shall not be cumulative, and no right to dividends shall accrue to holders of preferred stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of preferred stock shall be on a pro rata, pari passu basis in proportion to the dividend rates for each series of preferred stock. No additional dividends shall be declared on a series of preferred stock unless a pro rata per share amount is declared on each other series of preferred stock.

Liquidation Preference

The liquidation preference of the Company’s preferred stock is: Series A Liquidation Preference at $0.4647 per share; Series B Liquidation Preference at $0.6775 per share; Series C Liquidation Preference at $1.1665 per share; Series D Liquidation Preference at $2.0841 per share; Series D-1 Liquidation Preference at $2.0841 per share; Series E Liquidation preference at $3.6294 per share; Series F Liquidation at $5.5215 per share; and Series G Liquidation Preference at $7.5285 per share.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock by reason of their ownership of such stock, (1) with respect to Series A preferred stock, an amount per share equal to the Series A Liquidation Preference  plus any declared but unpaid dividends on such shares of Series A preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A preferred stock; (2) with respect to Series B preferred stock, an amount per share equal to the Series B Liquidation Preference plus any declared but unpaid dividends on such shares of Series B preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B preferred stock; (3) with respect to Series C preferred stock, an amount per share equal to the Series C Liquidation

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

Preference plus any declared but unpaid dividends on such shares of Series C preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series C preferred stock; (4) with respect to Series D preferred stock, an amount per share equal to the Series D Liquidation Preference plus any declared but unpaid dividends on such share of Series D preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series D preferred stock; (5) with respect to Series D-1 preferred stock, an amount per share equal to the Series D-1 Liquidation Preference plus any declared but unpaid dividends on such shares of Series D-1 preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series D-1 preferred stock; (6) with respect to Series E preferred stock, an amount per share equal to the Series E Liquidation Preference plus any declared but unpaid dividends on such shares of Series E preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series E preferred stock; (7) with respect to the Series F preferred stock, an amount per share equal to the Series F Liquidation Preference plus any declared but unpaid dividends on such shares of Series F preferred stock, or such lesser amount as may be approved by the holders of at least 56% of the then outstanding shares of Series F preferred stock; and (8) with respect to the Series G preferred stock, an amount per share equal to the Series G Liquidation Preference plus any declared but unpaid dividends on such shares of Series G preferred stock, or such lesser amount as may be approved by the holders of at least two-thirds of the outstanding shares of Series G preferred stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company’s legally available for distribution to the holders of the preferred stock are insufficient to permit the payment of the full amounts to such holders, then all of the assets of the Company’s legally available for distribution shall be distributed to the holders of preferred stock on pari passu basis in proportion to the preferential amount each such holder otherwise would have been entitled to receive in connection with the full payment of the preferential amounts.

The preferred stock agreements contain provisions that, in the event of a change in the control of the Company, give the holders of the series of redeemable convertible preferred stock the right to receive a cash distribution equal to the liquidation preference on the redeemable convertible preferred stock. Due to these redemption characteristics, which are not solely within the Company’s control, the redeemable convertible preferred stock has been presented within the mezzanine section on the consolidated balance sheets. The Company does not adjust the carrying values of the redeemable convertible preferred stock to its deemed liquidation values since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

Conversion

Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of common stock determined by dividing the original issue price for the relevant series by the conversion price for such series. The current conversion ratio is on a 1:1 basis for Series A, Series B, Series C, Series D, Series D-1, Series E, Series F and Series G preferred stock.

The conversion ratio shall be subject to appropriate adjustments for stock splits, stock dividends, combinations, subdivisions, or recapitalization events. In addition, if the Company should issue preferred stock or common stock without consideration or for a consideration per share less than the conversion price for the redeemable convertible preferred stock, the conversion price for each series shall automatically be adjusted in accordance with anti-dilution provisions contained in the Company’s amended and restated certificate of incorporation.

As of December 31, 2019 and 2020, the applicable conversion price for each series of redeemable convertible preferred stock was the respective original issue price.

Automatic Conversion

Each share of preferred stock shall automatically be converted into fully-paid, nonassessable shares of common stock at the then effective conversion rate for such share: (1) immediately prior to the Effective Time of the first amended and restated certificate of incorporation filed by the Company with the Secretary of State of the State of Delaware after such time that a registration statement filed by the Company under the Securities Act of 1933, as amended, with the Securities and Exchange Commission is declared effective in connection with a firm commitment underwritten initial public offering for securities traded on the New York Stock Exchange, the NYSE American, Nasdaq market or another internationally recognized exchange, provided that the aggregate gross proceeds to the Company are not less than $50.0 million; or (2) in the case of the Series A, Series B, Series C and Series D-1 preferred stock (together, the “Additional Preferred Stock”), upon the receipt by the Company of a written request for such conversion from the holders of at least 70% of the then outstanding Additional Preferred Stock voting together as a single class on an as-converted to Common Stock basis, or

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

in the case of Series D Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of at a majority of the Series D preferred stock then outstanding, voting together as a separate class, or in the case of Series E preferred stock, upon the receipt by the Company of a written request for such conversion from the holders of at least a majority of the Series E preferred stock then outstanding, voting together as a separate class, or in the case of Series F preferred stock, upon the receipt by the Company of a written request for such conversion from the holders of at least 56% of the Series F preferred stock then outstanding, voting together as a separate class, or in the case of Series G preferred stock, upon the receipt by the Company of a written request for such conversion from the holders of at least two-thirds of the Series G preferred stock then outstanding, voting together as a separate class, in any case if later, the effective date for conversion specified in any such requests.

Voting

Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted.

Redemption

Except in the case of a liquidation event, the preferred stock is not redeemable, in whole or in part.

13. Common Stock

Common Stock

As of December 31, 2019 and 2020, the Company was authorized to issue 144.3 million shares of common stock with a $0.00001 per share par value. Each holder of a share of common stock is entitled to one vote for each share held at all meetings of stockholders and is entitled to receive dividends whenever funds are legally available and when declared by the board of directors subject to the preferential rights of holders of all classes of stock outstanding. The total common stock outstanding as of December 31, 2019 and 2020 was 28.5 million and 29.3 million shares, respectively.

The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows (in thousands):

	December 31,
	2019	2020
Conversion of redeemable convertible preferred stock	87,489	87,497
Common stock warrants outstanding	761	1,077
Stock options issued and outstanding	20,749	20,574
Shares available for future option grants	3,410	4,330
Total	112,409	113,478

Common Stock Warrants

On March 29, 2017, in connection with the acquisition of DogVacay, Inc. (“DogVacay”), the Company issued warrants to investors to purchase up to 25,000 shares of common stock at an exercise price of $3.35 to $3.54 per share. The warrants were valued at the date of acquisition at $20,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $1.58, a risk-free interest rate of 2.38%, a contractual term of 10 years, a dividend rate of 0% and a volatility of 54.9% and were recorded within additional paid-in capital in stockholders’ deficit. At December 31, 2020, the warrants were outstanding and due to expire August 2026 and March 2027.

On May 23, 2018, in conjunction with the credit facility described in Note 9—Debt, the Company issued to the lender a warrant to purchase up to 26,000 shares of common stock at an exercise price of $3.23 per share. The warrant was valued at the date of issuance at $50,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $3.23, a risk-free interest rate of 2.99%, a contractual term of 10 years, a dividend rate of 0%, and a volatility of 45.0% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of the common stock warrants was recorded as deferred financing costs and was

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

amortized to interest expense over the remaining term of the amended credit facility. At December 31, 2020, the warrant was outstanding and due to expire on May 23, 2028.

On August 9, 2018, in conjunction with a consulting agreement, the Company issued to a consultant a warrant to purchase up to 470,000 shares of common stock at an exercise price of $3.23 per share. The warrant was valued at the date of issuance at $642,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $3.23, a risk-free interest rate of 2.78%, a contractual term of 4.88 years, a dividend rate of 0% and a volatility of 45.0% and is recognized ratably within general and administrative expense over the service period of the related consulting agreement. At December 31, 2020, the warrant was outstanding and due to expire and no longer be exercisable on the earlier of: (1) June 1, 2023 and (2) the closing of a transaction that constitutes a qualified acquisition, reorganization, merger or consideration, a sale of substantially all the assets of the Company, or any liquidation event.

On August 5, 2019, in conjunction with the subordinated credit facility described in Note 9—Debt, the Company issued warrants to two lenders to purchase up to 49,000 shares of common stock each at an exercise price of $3.65 per share. The warrants were valued at the date of issuance at $207,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $3.65, a risk-free interest rate of 1.74%, a contractual term of 10 years, a dividend rate of 0%, and a volatility of 46.3% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of the common stock warrants was initially recorded as deferred financing costs and will be reclassified to debt discount once amounts are borrowed under the agreement. The deferred financing costs and debt discount will be amortized to interest expense over the remaining term of the subordinated credit facility. At December 31, 2020, the warrants were outstanding and due to expire on August 5, 2029.

On August 5, 2019, in conjunction with the extension of the maturity date of the credit facility described in Note 9—Debt, the Company issued to the lender a warrant to purchase up to 13,000 shares of common stock at an exercise price of $3.23 per share. The warrant was valued at the date of issuance at $27,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $3.65, a risk-free interest rate of 1.74%, a contractual term of 8.75 years, a dividend rate of 0%, and a volatility of 46.3% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of the common stock warrants was initially recorded as deferred financing costs and the portion related to the term debt will be reclassified to debt discount once amounts are borrowed under the agreement. The deferred financing costs and debt discount will be amortized to interest expense over the remaining term of the credit facility. At December 31, 2020 the warrant was outstanding and due to expire on May 23, 2028.

On March 20, 2020, in conjunction with the borrowing of $30.0 million under the subordinated credit facility described in Note 9—Debt, the Company issued warrants to two lenders to purchase up to 91,000 shares of common stock each at an exercise price of $3.65 per share. The warrants were valued on the date of issuance at $189,000 using the Black-Scholes option pricing model using an estimated per share fair value of $3.66, a risk-free interest rate of 0.90%, a contractual term of 9.4 years, a dividend rate of 0%, and a volatility of 49.0% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of the common stock warrants was recorded as debt discount and will be amortized to interest expense over the remaining term of the subordinated credit facility. At December 31, 2020, the warrants were outstanding and due to expire on August 5, 2029.

On March 20, 2020, in conjunction with the borrowing of $15.0 million under the credit facility growth capital advance component described in Note 9—Debt, the Company issued to the lender a warrant to purchase 134,000 shares of common stock at an exercise price of $3.23 per share. The warrants were valued on the date of issuance at $276,000 using the Black-Scholes option pricing model using an estimated per share fair value of $3.66, a risk-free interest rate of 0.86%, a contractual term of 8.2 years, a dividend rate of 0%, and a volatility of 49.0% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of common stock warrants was recorded as a debt discount and will be amortized to interest expense over the remaining term of the credit facility. At December 31, 2020 the warrants were outstanding and due to expire on May 23, 2028.

14. Stock-Based Compensation

2011 Equity Incentive Plan

On August 23, 2011, the Company adopted the 2011 Equity Incentive Plan (the “2011 Plan’’), which provides for the issuance of incentive and nonqualified stock options, restricted stock and other stock-based awards to employees, nonemployees, and directors of the Company. The Company reserved 29.0 million shares of common stock for issuance under the 2011 Plan. The board of directors administers the 2011 Plan and determines the exercise price of options, purchase price for restricted stock, the rates at which awards

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

vest and the other terms and conditions of the awards. Options generally vest over four years and are subject to the employee’s continued employment with us. Options granted to consultants or other nonemployees generally vest over the expected service period to the Company. The options expire ten years from the date of grant. The Company issues new shares to satisfy stock option exercises. Through December 31, 2020, only stock options had been issued under the 2011 Plan.

Stock Options

A summary of stock option activity is as follows (in thousands, except per share amounts and years):

				Weighted-
			Weighted-	Average
	Options	Number of	Average	Remaining	Aggregate
	Available	Options	Exercise Price	Contractual	Intrinsic
	for Grant	Outstanding	Per Share	Term (Years)	Value
Balances as of December 31, 2018	1,824	17,140	$1.53	7.4
Options authorized	6,000	—
Options granted	(5,744)	5,744	3.33
Options exercised	—	(805)	0.98
Options cancelled and forfeited	1,330	(1,330)	2.51
Balances as of December 31, 2019	3,410	20,749	$1.98	7.1	$34,776
Options authorized	1,500	—
Options granted(1)	(9,377)	9,377	2.50
Options exercised	—	(755)	1.02
Options cancelled and forfeited(1)	8,797	(8,797)	3.20
Balances as of December 31, 2020	4,330	20,574	$1.74	6.4	$83,570
Options vested and exercisable – December 31, 2020		14,378	$1.44	5.5	$62,719

(1)	Includes options that were canceled and re-granted as part of the option repricing modification, as further discussed below.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was $1.29, $1.51 and $0.59, respectively.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2018, 2019 and 2020 was $3.4 million, $2.1 million and $2.4 million, respectively.

The fair value of options vested during the years ended December 31, 2018, 2019 and 2020 was $2.2 million, $4.1 million and $5.0 million, respectively.

As there is no public market for the Company’s common stock, the board of directors, with the assistance of a third-party valuation specialist, determined the fair value of the Company’s common stock at the time of the grant of share options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly-traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s common stock, among other factors. The fair value of the underlying common stock was determined by the board of directors. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

The following table presents the range of assumptions used to estimate the fair value of options granted during the periods presented:

Year Ended December 31,
	2018	2019	2020
Risk-free interest rate	2.34% - 3.08%	1.38% - 2.60%	0.24% - 1.43%
Expected term (years)	3.09 - 6.97	4.51 - 6.75	3.99 - 6.80
Volatility	44.5% - 50.6%	44.5% - 46.3%	49.0% - 54.8%
Dividend yield	—%	—%	—%

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time the options are granted for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the option.

Expected Term—The expected term is based upon the Company’s consideration of the historical life of options, the vesting period of the option granted, and the contractual period of the option granted. The Company has a limited history of granting options, accordingly, the expected life was calculated using the simplified method.

Volatility—As the Company is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.

Dividend Yield—The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Stock-Based Compensation

The following table summarizes stock-based compensation expense recorded in each component of costs and expenses in the Company’s consolidated statements of operations for the presented periods (in thousands):

	Year Ended December 31,
	2018	2019	2020
Operations and support	$206	$277	$299
Marketing	181	301	397
Product development	2,391	1,486	1,873
General and administrative	3,904	2,003	2,972
Total stock-based compensation expense	$6,682	$4,067	$5,541

In 2018, stock-based compensation expense of $2.7 million and $1.5 million was recorded to general and administrative expense and product development expense, respectively, relating to a secondary market offering. Investors acquired 1.3 million shares of the Company’s common stock at a premium of $3.55 per share over the estimated fair value of the common stock at the time of the offering. Of the 1.3 million shares offered, 1.2 million shares were purchased from employees and 138,000 shares were purchased from non-employees. The premium attributable to the shares purchased from non-employees of $491,000 was recorded as a deemed dividend.

No income tax benefit related to stock-based compensation was recorded during the years ended December 31, 2018, 2019 and 2020 as the Company maintained a full valuation allowance against its net deferred tax assets within the United States.

As of December 31, 2020, total unrecognized compensation cost related to unvested stock options was $8.7 million, which was expected to be recognized over a weighted average remaining service period of 2.5 years. As of December 31, 2020, the Company had 4.3 million shares available for grant under the 2011 Plan. To the extent any of the stock options to purchase 461,000 shares of the Company’s common stock issuable pursuant to the assumed DogVacay stock option plan expire unexercised, a corresponding number of shares shall be automatically added to the 2011 Plan and shall be available for future grant pursuant to the terms thereof. To the extent any of the stock options to purchase 54,000 shares of the Company’s common stock issuable pursuant to the assumed DogBuddy stock option

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

plan expire unexercised, a corresponding number of shares shall be automatically added to the 2011 Plan and shall be available for future grant pursuant to the terms thereof.

Stock Option Modification

During the year ended December 31, 2020, the Company experienced significant disruption to its business as a result of the rapid development of COVID-19 and the corresponding reduction in the demand for its marketplace services. In response to the impact of COVID-19, the Company implemented a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company amended the terms of stock options previously awarded to impacted employees. For employees who were terminated as part of the restructuring, the Company allowed pro-rata vesting of pre-cliff awards up to the termination date that would have otherwise been forfeited upon termination and extended the exercise period of vested stock options from 90 days to three years from the termination date. For employees who remained employed after the restructuring, the stock options were modified based on the fair value of the Company’s common stock as determined by the board of directors.

As part of the restructuring, the Company modified 2,584,000 options held by terminated employees. The Company reversed the previously recognized expense for pre-cliff awards, recorded the incremental expense based on the modification-date fair value of awards that became vested under the pro-rata acceleration, and recorded any excess between the fair value of the vested awards immediately prior to and after the modification. The Company immediately recognized net incremental expense of $0.3 million related to these options.

In July 2020, the Company modified 5,700,000 options held by then-current employees. The Company repriced options held by current employees with an exercise price greater than $2.39 per share. As part of the repricing, the original options were canceled and new options were granted with an exercise of $2.39 per share and a remaining contractual term of ten years. The new options were subject to the same service-based vesting schedule as the original options. The repricing was recorded as a stock option modification whereby the incremental fair value of each option was determined at the date of the modification and $0.4 million was immediately recognized related to vested options. During the year ended December 31, 2020, the Company recognized total stock-based compensation expense of $0.6 million related to these repriced options. As of December 31, 2020, there was remaining incremental fair value of $0.6 million which will be recognized over the remaining requisite service period.

15. Income Taxes

The following table presents the components of loss before income taxes (in thousands):

	Year Ended December 31,
	2018	2019	2020
U.S.	$(63,467)	$(48,650)	$(56,758)
Foreign	(1,479)	(3,532)	(821)
Total	$(64,946)	$(52,182)	$(57,579)

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

The following table presents the components of the (provision for) benefit from income taxes (in thousands):

	Year Ended December 31,
	2018	2019	2020
Current tax expense:
U.S. Federal	$—	$—	$—
State	—	(29)	(5)
Foreign	(9)	(91)	(204)
Total current	(9)	(120)	(209)
Deferred tax expense:
U.S. Federal	—	—	—
State	—	—	—
Foreign	278	588	303
Total deferred tax benefit	278	588	303
Total income tax benefit	$269	$468	$94

The following table presents a reconciliation of the statutory federal rate to the Company’s effective tax rate:

	Year Ended December 31,
	2018	2019	2020
Federal income taxes at statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	1.8	1.7	1.6
Tax credits	1.3	1.6	0.2
Equity compensation	(1.1)	(1.0)	(0.9)
Change in valuation allowance	(21.3)	(20.6)	(20.9)
Other, net	(1.3)	(1.8)	(0.8)
Effective income tax rate	0.4%	0.9%	0.2%

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforward	$46,810	$55,649
Tax credit carryforward	2,199	2,298
Reserves and accruals	1,030	909
Stock based compensation	498	1,011
Property, plant and equipment	—	214
Other	21	898
Total deferred tax assets	50,558	60,979
Less: Deferred tax assets valuation allowance	(45,180)	(57,225)
Total deferred tax assets, net of valuation allowance	5,378	3,754
Deferred tax liabilities:
Capitalized internal-use software costs	(3,223)	(2,477)
Intangibles	(1,076)	(42)
Property, plant and equipment	(153)	—
Total deferred tax liabilities	(4,452)	(2,519)
Net deferred tax assets	$926	$1,235

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

The following table presents a rollforward of the valuation allowance (in thousands):

	Year Ended December 31,
	2018	2019	2020
Balance at beginning of period	$20,620	$34,435	$45,180
Increase in valuation allowance	13,815	10,745	12,045
Balance at end of period	$34,435	$45,180	$57,225

As of December 31, 2020, the Company had federal net operating loss carryforwards of $234.8 million, state net operating loss carryforwards of $80.5 million and foreign net operating loss carryforwards of $6.4 million which may be available to reduce future taxable income. The gross federal net operating loss (“NOL”) carryforwards generated during and after 2018 totaling $134.2 million are carried forward indefinitely, while all others, if not utilized, will expire beginning in 2031. The gross state NOL carryforwards will expire beginning in 2025. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. The Company has recorded a full valuation allowance against its net U.S. deferred tax assets as of December 31, 2019 and 2020 because, based on the weight of available evidence, it is more-likely-than-not (a likelihood of more than 50%) that some or all of the deferred tax assets will not be realized.

The Company is open to examination by the U.S. federal tax jurisdiction for the years ended December 31, 2017 through 2020. The Company is also open to examination for 2011 and forward with respect to U.S. federal net operating loss carryforwards generated and carried forward from those years. There are currently no federal or state income tax audits in process.

The NOLs are subject to review and possible adjustment by the IRS and state tax authorities. NOL carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted a study to determine if any such changes have occurred that could limit the Company’s ability to use the net operating losses and tax credit carryforwards. In the event the Company experienced an ownership change, or should experience an ownership change in the future, the amount of net operating loss and tax credit carryforwards available in any taxable year could be limited and may expire unutilized.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2018	2019	2020
Beginning of period	$218	$383	$550
Current year tax position increases	165	167	24
End of period	$383	$550	$574

The gross unrecognized tax benefits as of December 31, 2018, 2019 and 2020, if recognized, would not affect the effective tax rate as these unrecognized tax benefits would increase deferred tax assets that would be subject to a full valuation allowance. No material changes in the gross unrecognized tax benefits are expected over the next twelve months.

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

16. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share amounts):

	Year Ended December 31,
	2018	2019	2020
Numerator:
Net loss	$(64,677)	$(51,714)	$(57,485)
Deemed dividend to preferred stockholders	(491)	—	—
Net loss attributable to common stockholders	$(65,168)	$(51,714)	$(57,485)
Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	26,159	28,074	28,804
Net loss per share attributable to common stockholders, basic and diluted	$(2.49)	$(1.84)	$(2.00)

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding for the periods presented as the effect would have been anti-dilutive (in thousands):

	Year Ended December 31,
	2018	2019	2020
Redeemable convertible preferred stock	87,007	87,489	87,497
Outstanding stock options	17,140	20,749	20,574
Outstanding common stock warrants	650	761	1,077
Total	104,797	108,999	109,148

17. Restructuring

During the year ended December 31, 2020, the Company experienced significant disruption to its business in 2020 as a result of the rapid development of COVID-19 and the corresponding reduction in the demand for its marketplace services. In response to the impact of COVID-19, the Company implemented a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company incurred severance-related and legal costs of $3.8 million, as well modified the terms of stock options previously awarded to impacted employees (see Note 14—Stock-Based Compensation). As of December 31, 2020, there was no remaining liability for restructuring-related costs.

The following table summarizes restructuring charges recorded in each component of costs and expenses in the Company’s consolidated statements of operations (in thousands):

Year Ended
December 31, 2020
Operations and support	$796
Marketing	593
Product development	1,743
General and administrative	631
Total restructuring charges	$3,763

A PLACE FOR ROVER, INC

Notes to Consolidated Financial Statements

18. Subsequent Events

The Company has evaluated subsequent events through March 29, 2021, the date the financial statements were available to be issued and has determined that the following subsequent events require disclosure in the consolidated financial statements.

In February 2021, the Company entered into a Business Combination Agreement and Plan of Merger (as it may be amended or restated from time to time, the “Business Combination Agreement”) with Nebula Caravel Acquisition Corp. (“Caravel”) and Fetch Merger Sub, Inc. (“Sub”), a wholly-owned subsidiary of Caravel.  Pursuant to the terms of the Business Combination Agreement, Merger Sub will merge with and into Rover, with Rover continuing as the surviving entity (the “Merger”). Concurrently with the execution and delivery of the Business Combination Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) with Caravel pursuant to which the PIPE Investors have committed to purchase 5,000,000 shares (the “PIPE Shares”) of Caravel Class A Common Stock (the “Caravel Class A Common Stock”) at a purchase price per share of $10.00 and an aggregate purchase price of $50,000,000 (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, among other conditions, and will be consummated concurrently with, the closing of the Merger (the “Closing”).

In March 2021, the Company renegotiated the overall liquidity covenant on its credit facility with the lender to $65.0 million.

A Place for Rover, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except per share data)

(unaudited)

	December 31,	March 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	$80,848	$81,833
Accounts receivable, net	2,992	6,878
Prepaid expenses and other current assets	3,629	2,668
Total current assets	87,469	91,379
Property and equipment, net	24,923	23,835
Operating lease right-of-use assets	—	22,363
Intangible assets, net	7,967	7,064
Goodwill	33,159	33,159
Deferred tax asset, net	1,235	1,228
Other noncurrent assets	134	3,402
Total assets	$154,887	$182,430
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$1,301	$1,633
Accrued compensation and related expenses	3,269	4,039
Accrued expenses and other current liabilities	2,747	5,397
Deferred revenue	751	3,378
Pet parent deposits	7,931	14,754
Pet service provider liabilities	6,140	6,435
Debt, current portion	4,128	6,840
Operating lease liabilities, current portion	—	2,236
Total current liabilities	26,267	44,712
Deferred rent, net of current portion	2,248	—
Debt, net of current portion	33,398	30,781
Operating lease liabilities, net of current portion	—	26,802
Other noncurrent liabilities	4,659	723
Total liabilities	66,572	103,018
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, $0.00001 par value, 87,611 shares authorized as of December 31, 2020 and March 31, 2021; 87,497 shares issued and outstanding as of December 31, 2020 and March 31, 2021; aggregate liquidation preference of $294,802 as of December 31, 2020 and March 31, 2021	290,427	290,427
Stockholders’ deficit:
Common stock, $0.00001 par value, 144,250 shares authorized as of December 31, 2020 and March 31, 2021; 29,288 and 29,741 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively	—	—
Additional paid-in capital	53,912	55,579
Accumulated other comprehensive income	253	274
Accumulated deficit	(256,277)	(266,868)
Total stockholders’ deficit	(202,112)	(211,015)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$154,887	$182,430

The accompanying notes are an integral part of these condensed consolidated financial statements.

A Place for Rover, Inc.

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2020	2021
Revenue	$16,991	$12,196
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	5,418	4,176
Operations and support	5,055	2,233
Marketing	9,350	2,666
Product development	8,811	4,468
General and administrative	6,202	6,636
Depreciation and amortization	2,762	1,850
Total costs and expenses	37,598	22,029
Loss from operations	(20,607)	(9,833)
Other income (expense), net:
Interest income	332	4
Interest expense	(249)	(697)
Other expense, net	(44)	(51)
Total other income (expense), net	39	(744)
Loss before income taxes	(20,568)	(10,577)
Benefit from (provision for) income taxes	23	(14)
Net loss	$(20,545)	$(10,591)
Net loss per share attributable to common stockholders, basic and diluted	$(0.72)	$(0.36)
Weighted-average shares used in computing net loss per share, basic and diluted	28,621	29,482

The accompanying notes are an integral part of these condensed consolidated financial statements.

A Place for Rover, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2020	2021
Net loss	$(20,545)	$(10,591)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	141	21
Unrealized loss on available-for-sale securities	(115)	—
Other comprehensive income	26	21
Comprehensive loss	$(20,519)	$(10,570)

The accompanying notes are an integral part of these condensed consolidated financial statements.

A Place for Rover, Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit
Balance as of December 31, 2019	87,489	$290,365	28,533	$—	$46,926	$169	$(198,792)	$(151,697)
Issuance of Series G redeemable convertible preferred stock to settle Barking Dog Ventures, Ltd. holdback	8	62	—	—	—	—	—	—
Issuance of common stock from exercises of stock options	—	—	123	—	134	—	—	134
Stock-based compensation	—	—	—	—	1,585	—	—	1,585
Issuance of common stock warrants	—	—	—	—	657	—	—	657
Foreign currency translation adjustments	—	—	—	—	—	141	—	141
Unrealized loss on available-for-sale debt securities	—	—	—	—	—	(115)	—	(115)
Net loss	—	—	—	—	—	—	(20,545)	(20,545)
Balance as of March 31, 2020	87,497	$290,427	28,656	$—	$49,302	$195	$(219,337)	$(169,840)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit
Balance as of December 31, 2020	87,497	$290,427	29,288	$—	$53,912	$253	$(256,277)	$(202,112)
Issuance of common stock from exercises of stock options	—	—	453	—	666	—	—	666
Stock-based compensation	—	—	—	—	1,001	—	—	1,001
Foreign currency translation adjustments	—	—	—	—	—	21	—	21
Net loss	—	—	—	—	—	—	(10,591)	(10,591)
Balance as of March 31, 2021	87,497	$290,427	29,741	$—	$55,579	$274	$(266,868)	$(211,015)

The accompanying notes are an integral part of these condensed consolidated financial statements.

A Place for Rover, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2020	2021
OPERATING ACTIVITIES
Net loss	$(20,545)	$(10,591)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation	1,585	1,001
Depreciation and amortization	4,644	3,569
Non-cash operating lease costs	—	477
Net accretion of investment discounts	(6)	—
Amortization of debt issuance costs	68	120
Deferred income taxes	(58)	12
Loss on disposal of property and equipment	8	17
Changes in operating assets and liabilities:
Accounts receivable	196	(3,878)
Prepaid expenses and other current assets	206	928
Other noncurrent assets	693	(9)
Accounts payable	(1,612)	332
Accrued expenses and other current liabilities	(1,184)	1,034
Deferred revenue and pet parent deposits	(16,862)	9,449
Pet service provider liabilities	(2,153)	295
Operating lease liabilities	—	(530)
Other noncurrent liabilities	682	54
Net cash (used in) provided by operating activities	(34,338)	2,280
INVESTING ACTIVITIES
Purchases of property and equipment	(369)	(49)
Capitalization of internal-use software	(2,492)	(1,543)
Proceeds from disposal of property and equipment	—	8
Purchases of available-for-sale securities	(4,725)	—
Proceeds from sales of available-for-sale securities	5,367	—
Maturities of available-for-sale securities	10,278	—
Net cash provided by (used in) investing activities	8,059	(1,584)
FINANCING ACTIVITIES
Proceeds from exercise of common stock options	134	666
Payment of deferred transaction costs	—	(375)
Proceeds from borrowing on credit facilities	55,185	—
Net cash provided by financing activities	55,319	291
Effect of exchange rate changes on cash and cash equivalents	(56)	(2)
Net increase in cash and cash equivalents	28,984	985
Cash and cash equivalents, beginning of year	67,654	80,848
Cash and cash equivalents, end of year	$96,638	$81,833
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$3	$—
Cash paid for interest	$—	$563
NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common stock warrants under credit facility and subordinated credit facility agreements	$657	$—
Issuance of Series G redeemable convertible preferred stock to settle Barking Dog Ventures, Ltd. Holdback	$62	$—
Deferred transaction costs included in accrued expenses and other current liabilities	$—	$2,887

The accompanying notes are an integral part of these condensed consolidated financial statements.

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

1. Organization and Description of Business

A Place for Rover, Inc., (the “Company”) a Delaware corporation, was incorporated on June 16, 2011 and is headquartered in Seattle, Washington, with offices in Spokane, Washington and internationally in Barcelona, Spain. The Company provides an online marketplace and other related tools, support and services that pet parents and pet service providers can use to find, communicate with, and interact with each other.

In February 2021, the Company entered into a Business Combination Agreement and Plan of Merger (as it may be amended or restated from time to time, the “Business Combination Agreement”) with Nebula Caravel Acquisition Corp. (“Caravel”) and Fetch Merger Sub, Inc. (“Sub”), a wholly-owned subsidiary of Caravel.  Pursuant to the terms of the Business Combination Agreement, Merger Sub will merge with and into Rover, with Rover continuing as the surviving entity (the “Merger”). Concurrently with the execution and delivery of the Business Combination Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) with Caravel pursuant to which the PIPE Investors have committed to purchase 5,000,000 shares (the “PIPE Shares”) of Caravel Class A Common Stock (the “Caravel Class A Common Stock”) at a purchase price per share of $10.00 and an aggregate purchase price of $50,000,000 (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, among other conditions, and will be consummated concurrently with, the closing of the Merger (the “Closing”). As of May 20, 2021, the Merger has not been completed.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus that causes the disease COVID-19 a global pandemic and recommended containment and mitigation measures worldwide, including travel restrictions and business slowdowns or shutdowns in affected areas. As a result, there has been a significant decline in demand for pet services. As a result of these developments, the Company experienced an unfavorable impact on its revenue, results of operations and cash flows in 2020 and to date in 2021.

The Company may face longer term impact from COVID-19 due to, among other factors, evolving federal, state and local restrictions and shelter-in-place orders, changes in consumer behavior and health concerns which may impact customer demand and availability of pet service providers.

The current events and economic conditions are significant in relation to the Company’s ability to fund its business operations. In response to the impact of COVID-19, the Company implemented a number of measures to minimize cash outlays, including reducing discretionary marketing and other expenses and implementing a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company incurred severance-related and legal costs, and modified the terms of stock options previously awarded to impacted employees.

Additionally, in March 2020, the Company borrowed $11.4 million and $15.0 million under the revolving loan and growth capital advance components, respectively, of the credit facility, and $30.0 million under the subordinated credit facility (see Note 6—Debt). In April 2020, the Company was approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program (see Note 6—Debt).

Liquidity

The Company has incurred losses and negative cash flows from operations and had an accumulated deficit of $266.9 million as of March 31, 2021. The Company has primarily funded its operations with proceeds from the issuance of redeemable convertible preferred stock and other equity transactions, debt borrowings, and with customer payments. Management expects operating losses and negative cash flows from operations to continue in the foreseeable future as the Company continues to invest in expansion activities. Management believes that the Company’s current cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months from the issuance of these condensed consolidated financial statements.

The Company’s assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company’s actual results could

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

vary as a result of its near and long-term future capital requirements that will depend on many factors including its growth rate. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than its currently expects. The Company may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely affected.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The condensed consolidated financial statements and accompanying notes include the accounts of the Company and its wholly owned subsidiaries, after elimination of all intercompany balances and transactions. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2020 and the related notes which provide a more complete discussion of the Company’s accounting policies and certain other information. The December 31, 2020 condensed consolidated balance sheet was derived from the Company’s audited financial statements. These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s condensed consolidated financial position as of March 31, 2021 and its results of operations and cash flows for the three months ended March 31, 2020 and 2021. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes for the fiscal year ended December 31, 2020.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheet and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions, include, but are not limited to, the capitalization and estimated useful life of the Company’s internal-use software development costs and the assumptions used in the valuation of common and preferred stock. These estimates and assumptions are based on information available as of the date of the condensed consolidated financial statements; therefore, actual results could differ from management’s estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Segment Information

The Company has one operating segment and one reportable segment. As the Company’s chief operating decision maker, the Chief Executive Officer reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. Substantially all long-lived assets are located in the United States and substantially all revenue is attributed to fees from pet parents and pet service providers based in the United States.

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

Foreign Currencies

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net loss for the period of exchange and are recorded in other expense, net in the condensed consolidated statements of operations. The net effect of foreign currency gains and losses was not material during the three months ended March 31, 2020 and 2021.

Certain Significant Risks and Uncertainties

The Company is subject to certain risks and challenges associated with other companies at a similar stage of development, including risks associated with: dependence on key personnel; marketing; adaptation to changing market dynamics and customer preferences; and competition including from larger companies that may have greater name recognition, longer operating histories, more and better established customer relationships and greater resources than the Company.

The Company’s ability to provide a reliable platform largely depends on the efficient and consistent operation of its computer information systems and those of its third-party service providers. Any significant interruptions could harm the Company’s business and reputation and result in a loss of business. Further, there has been evidence that the Company has been the subject of cyber-attacks, and it is possible that it will be subject to similar attacks in the future. These attacks may be primarily aimed at interrupting the Company’s business, exposing it to financial losses, or exploiting information security vulnerabilities. To management’s knowledge, no prior attacks or breaches have, individually, or in the aggregate, resulted in any material liability to the Company, any material damage to its reputation, or any material disruption to the Company’s business.

Other than policies noted below, there have been no significant changes to the significant accounting policies disclosed in Note 2 – Summary of Significant Accounting Policies of the audited consolidated financial statements as of and for the year ended December 31, 2020.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, investments and accounts receivable. The Company maintains cash balances that may exceed the insured limits set by the Federal Deposit Insurance Corporation. The Company reduces credit risk by placing cash balances with major United States financial institutions that management assesses to be of high-credit quality.

For the three months ended March 31, 2020 and 2021, no individual pet service provider, pet parent, or affiliate represented 10% or more of the Company’s revenue. As of December 31, 2020 and March 31, 2021, accounts receivable was $3.0 million and $6.9 million, respectively, and was comprised primarily of amounts due from payment processors who collected payment from pet parents on behalf of the Company.

Internal-Use Software

The Company capitalized $2.5 million and $1.5 million of software development costs during the three months ended March 31, 2020 and 2021, respectively. Stock-based compensation costs included in capitalized internal-use software development costs were not material for three months ended March 31, 2020 and 2021. The Company recorded amortization expense for capitalized internal use software of $1.9 million and $1.7 million for the three months ended March 31, 2020 and 2021, respectively, which is included in cost of revenue (exclusive of depreciation and amortization shown separately) in the condensed consolidated statements of operations.

Capitalized website development and internal-use software costs are included in property and equipment, net in the condensed consolidated balance sheets.

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

Goodwill

The Company tests goodwill for impairment on an annual basis or sooner, if deemed necessary. The Company completed a qualitative analysis as of March 31, 2021. No impairment of goodwill was recognized during any of the periods presented.

Leases (since January 1, 2021)

The Company determines if an arrangement is or contains a lease at contract inception by assessing whether the arrangement contains an identified asset and whether the lessee has the right to control such asset. Lessees are required to classify leases as either finance or operating leases and to record a right-of-use (“ROU”) asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The Company determines the initial classification and measurement of its ROU assets and lease liabilities at the lease commencement date and thereafter if modified. The Company does not have material finance leases.

For leases with a term greater than 12 months, the Company records the related ROU asset and lease liability at the present value of lease payments over the term. The term of the Company’s leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also includes options to extend or terminate the lease that the Company is reasonably certain to exercise. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.

The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term. The Company has also elected to not separate lease and non-lease components for office equipment leases and, as a result, accounts for lease and non-lease components as one component.

The Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company determines its incremental borrowing rate based on the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment.

Lease payments may be fixed or variable; however, only fixed payments are included in the Company’s lease liability calculation. Lease costs for the Company’s operating leases are recognized on a straight-line basis within operating expenses over the lease term. The Company’s lease agreements may contain non-lease components such as common area maintenance, operating expenses or other costs, which are expensed as incurred.

Marketing

Advertising expenses were $5.8 million and $1.2 million during the three months ended March 31, 2020 and 2021, respectively.

Deferred Transaction Costs

The Company classified $3.3 million of deferred transaction costs related to the Merger not closed as of March 31, 2021 within other noncurrent assets in the condensed consolidated balance sheets.

Recently Adopted Accounting Pronouncements

The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as private companies, including

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as private companies, as indicated below.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. The standard requires lessees to recognize a ROU asset and lease liability on its consolidated balance sheet for all leases with a term longer than twelve months. This update also requires lessees and lessors to disclose key information about their leasing transactions. The guidance is effective for the Company for the year beginning after December 15, 2021. Early adoption is permitted. The Company early adopted this standard on January 1, 2021 using the transition method that provides for a cumulative-effect adjustment to retained earnings upon adoption. There was no impact on the Company’s accumulated deficit as of January 1, 2021 as a result of the adoption of this standard. The condensed consolidated financial statements for the quarter ended March 31, 2021 are presented under the new standard, while the comparative period presented is not adjusted and continues to be reported in accordance with the Company’s historical accounting policy. The adoption of the new lease standard resulted in the recognition of operating lease ROU assets of $22.8 million and operating lease liabilities of $29.6 million as of January 1, 2021. In connection with the adoption of this standard, deferred rent, net of current portion of $2.2 million and lease incentives of $4.6 million, which were previously recorded in accrued expenses and other current liabilities and other noncurrent liabilities on the consolidated balance sheet as of December 31, 2020, were derecognized.

The new standard also provided practical expedients for an entity’s ongoing accounting as well as transition. The Company has elected the: (i) short-term lease recognition exemption for all leases that qualify, whereby the Company will not recognize ROU assets or lease liabilities for existing short-term leases of those assets in transition; (ii) practical expedient to not separate lease and non-lease components for office equipment leases; and (iii) transition package of three expedients, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification, and initial direct costs.

In August 2018, the FASB issued ASU 2018-15, Intangible – Goodwill and Other-Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for the Company for the year beginning after December 15, 2020. The Company adopted this standard on January 1, 2021 using the prospective transition method. The adoption of the new standard did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. This ASU simplifies accounting for income taxes by removing the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or gain for other items, the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and the exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This ASU also includes other requirements related to franchise tax, goodwill as part of a business combination, consolidations, changes in tax laws, and affordable housing projects. The guidance is effective for the Company for the year beginning after December 15, 2021. Early adoption is permitted. The Company early adopted this standard on January 1, 2021. The adoption of the new standard did not have a material impact on the Company’s condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses are recorded through an allowance for credit losses, rather than a write-down, limited to the amount by which fair value is below amortized cost. Additional disclosures about significant estimates and credit quality are also required. The guidance is effective for the Company for the year

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

beginning after December 15, 2022. The Company is currently assessing the potential impact of adopting ASU 2016-13 on its condensed consolidated financial statements and does not expect the adoption to have a material impact on its condensed consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. The guidance is effective for the Company for the year beginning after December 15, 2021. The Company is currently assessing the potential impact of adopting ASU 2020-01 on its condensed consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The guidance is effective for the Company for the year beginning after December 15, 2023. The Company is currently assessing the potential impact of adopting ASU 2020-06 on its condensed consolidated financial statements.

3. Revenue Recognition

Contract Balances

The Company’s contract liabilities consist of deferred revenue. The changes in the Company’s contract liabilities were as follows (in thousands):

Balance at December 31, 2020	$751
Bookings and other	13,564
Revenue recognized	(10,937)
Balance at March 31, 2021	$3,378

4. Fair Value

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$37,854	$—	$—	$37,854
Total	$37,854	$—	$—	$37,854

	March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$37,856	$—	$—	$37,856
Total	$37,856	$—	$—	$37,856

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

5. Balance Sheet Components

Property and Equipment, net

The following table presents the detail of property and equipment, net as follows (in thousands):

	December 31,	March 31,
	2020	2021
Computers	$1,346	$1,223
Furniture and fixtures	3,906	3,902
Leasehold improvements	13,660	13,663
Internal-use software	20,850	21,260
Total property and equipment	39,762	40,048
Less: Accumulated depreciation and amortization	(14,839)	(16,213)
Total property and equipment, net	$24,923	$23,835

Depreciation and amortization of property and equipment was $0.9 million and $1.0 million for the three months ended March 31, 2020 and 2021, respectively, and was recorded to depreciation and amortization in the condensed consolidated statements of operations. Internal-use software amortization was $1.9 million and $1.7 million for the three months ended March 31, 2020 and 2021, respectively, and was recorded to cost of revenue (exclusive of depreciation and amortization shown separately) in the condensed consolidated statements of operations.

Accrued Expenses and Other Current Liabilities

The following table presents the detail of accrued expenses and other current liabilities as follows (in thousands):

	December 31,	March 31,
	2020	2021
Accrued merchant fees	$172	$172
Income and other tax liabilities	185	415
Accrued legal expenses and open claims	382	2,643
Lease incentive, current	491	—
Accrued interest	259	280
Accrued professional services	872	1,654
Other current liabilities	386	233
Total accrued expenses and other current liabilities	$2,747	$5,397

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

6. Debt

In March 2020, the Company borrowed $11.4 million and $15.0 million under the variable rate revolving line of credit and variable rate growth capital advance components, respectively, of the credit facility, and $30.0 million under the subordinated credit facility.

In April 2020, the Company was approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program.

Revolving Line of Credit

The Company renegotiated the credit facility during August 2020 to extend the maturity of the revolving line of credit to May 2022. Subject to the terms and conditions of the credit facility, the lender agreed to make revolving loans to the Company in an amount not to exceed $15.0 million during the term of the agreement. Interest accrues at the greater of (1) 4.50% and (2) the Prime Rate plus a margin of 0.50% per year (4.50% at March 31, 2021), unless certain milestones are achieved then interest accrues at the greater of (1) 4.00% and (2) the Prime Rate. Interest is payable monthly. In connection with securing the revolving loan, the Company incurred $22,500 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as current and long-term assets in the condensed consolidated balance sheets and are amortized into interest expense over the term of the revolving loan. The Company is required to pay an unused credit facility fee to the lender each quarter in an amount equal to 0.30% per year times the average unused portion of the revolving line. The Company borrowed and repaid $11.4 million on the revolving loan during the year ended December 31, 2020 and issued a $3.5 million letter of credit for the security deposit on its Seattle headquarters office space, which reduced the amount available under the revolving line of credit. The Company had $11.4 million available to borrow under the revolving line of credit at March 31, 2021.

Growth Capital Advance

The Company renegotiated the credit facility during August 2020 to amend the growth capital advance component, including extending the maturity to June 2024. Subject to the terms and conditions of the credit facility, the lender agreed to make advances to the Company in three tranches not to exceed $5.0 million under each tranche, up to the total amount of $15.0 million during the draw period, which is available until June 30, 2021. Advance requests must be in an amount equal to or greater than $1.0 million. After principal repayments, no growth capital advance may be reborrowed. The growth capital advances shall be interest only through June 2021 and is payable monthly. Beginning in July 2021 and continuing through the maturity date, principal and interest shall be payable in 36 consecutive equal monthly installments. Interest shall accrue at the greater of (1) 5.00% and (2) the Prime Rate plus a margin of 1.00% per year (5.00% at March 31, 2021), unless certain milestones are achieved then the margin is the greater of (1) 4.50% and (2) the Prime Rate plus a margin of 0.50% per year. In connection with securing the growth capital advance, the Company incurred $25,000 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as current and long-term assets in the condensed consolidated balance sheets and are amortized into interest expense over the term of the growth capital advance. During 2020, the Company had drawn on the $15.0 million growth capital advance and repaid the outstanding balance. At March 31, 2021, the Company had $15.0 million available to borrow.

Subordinated Credit Facility

The subordinated credit facility is a term loan advance. Subject to the terms and conditions of the subordinated credit facility, the lender agreed to make advances to the Company to the amount of $30.0 million during the draw period, which is available until June 30, 2020. Advance requests must be in an amount equal to or greater than $5.0 million. After principal repayments, no term loan advance may be reborrowed. The term loan advance is interest only on a monthly basis. Outstanding principal and accrued interest are due at the maturity date. Interest shall accrue at the Prime Rate plus a margin of 4.25% per year (7.50% at March 31, 2021). In connection with securing the term loan advance, the Company incurred $269,000 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as a debt discount and are amortized to interest expense over the term of the term loan advance. At March 31, 2021, the Company has drawn the full $30.0 million term loan advance, which matures in August 2022, and no longer has the ability to make any future draws.

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

The Company has collateralized the credit facility and the subordinated credit facility with substantially all of its tangible and intangible assets. The credit facility includes several affirmative and negative covenants, as well as financial covenants. Financial covenants include minimum liquidity and minimum net revenue amounts and are applicable if the Company’s overall liquidity, as renegotiated in March 2021, is less than or equal to $65.0 million at the end of a reporting period. If the Company defaulted under the terms of the credit facility, it would not be permitted to draw additional funds on the revolving line of credit and the lenders could accelerate the Company’s obligation to pay all outstanding amounts. The Company is in compliance with all of its financial covenants as of March 31, 2021.

In conjunction with the credit facility and the subordinated credit facility, the Company issued warrants to the lenders to purchase the Company’s common stock.

Small Business Administration’s Paycheck Protection Program

In April 2020, the Company entered into the Paycheck Protection Program (“PPP”) Promissory Note and Agreement with a lender (the “PPP Loan”), pursuant to which it incurred $8.1 million aggregate principal amount of term borrowings. The PPP Loan was made under, and was subject to the terms and conditions of, the PPP which was established under the Coronavirus Aid, Relief, and Economic Security Act and is administered by the U.S. Small Business Administration. The term of the PPP Loan is two years with a maturity date of April 2022 and accrues interest at a rate of 1.00% per year. Interest is payable monthly. Payments of principal and interest on the PPP Loan are deferred until August 2021. The PPP Loan is eligible for forgiveness if the proceeds are used for qualified purposes within a specified period, however Rover expects to repay principal and accrued interest on the PPP Loan. At March 31, 2021, $8.1 million aggregate principal amount of borrowings was outstanding under the PPP Loan.

As of March 31, 2021, future minimum payments of principal on the Company’s outstanding debt borrowings were as follows for the years ending December 31 (in thousands):

Year Ending December 31	Amounts
Remainder of 2021	$4,505
2022	33,619
2023	—
2024	—
2025	—
Total principal amount	38,124
Unamortized discount	(503)
Carrying value of debt	$37,621

7. Commitments and Contingencies

Leases

The Company leases certain office space in Seattle and Spokane, Washington and Barcelona, Spain, with the lease terms ranging from 84 to 137 months. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional 1 to 7 years. These renewal options have not been considered in the determination of the ROU assets and lease liabilities associated with these leases as the Company has determined it is not reasonably certain it will exercise such options.

In September 2018, the Company entered into a non-cancellable sublease agreement for a portion of one of its leased facilities that commenced on November 1, 2018. In February 2020, the Company amended the sublease to extend the term for an additional two years. Under the terms of the amended sublease agreement, the Company will receive an additional $1.4 million in base lease payments plus reimbursement of certain operating expenses over the term of the sublease, which ends in October 2022.

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

The components of lease cost were as follows (in thousands):

Three Months Ended
March 31, 2021
Operating lease cost	$982
Short-term lease cost	59
Sublease income	(170)
Total lease cost	$871

Other information related to leases was as follows (in thousands):

Three Months Ended
March 31, 2021
Cash paid for operating lease liabilities	$1,035

Lease term and discount rate were as follows:

As of
March 31, 2021
Weighted-average discount rate	7.22%
Weighted-average remaining lease term (years)	8.51

Maturities of lease liabilities were as follows as of March 31, 2021 (in thousands):

Year Ending December 31	Amounts
Remainder of 2021	$3,152
2022	4,313
2023	4,433
2024	4,563
2025	4,693
Thereafter	18,209
Total lease payments	39,363
Less: imputed interest	(10,325)
Present value of lease liabilities	29,038
Less: current portion of lease liabilities	(2,236)
Total lease liabilities, noncurrent	$26,802

Under ASC Topic 840, Leases (“ASC 840”), contractual commitments related to operating leases were as follows as of December 31, 2020 (in thousands):

Year Ending December 31	Amounts
2021	$4,356
2022	4,303
2023	4,433
2024	4,563
2025	4,693
Thereafter	18,209
Total	$40,557

Net rent expense was $0.9 million for the three months ended March 31, 2020. Net rent expense includes sublease income of $0.2 million for the three months ended March 31, 2020.

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

Guarantees and Indemnification

In the ordinary course of business to facilitate sales of its services, the Company has entered into agreements with, among others, suppliers, and partners that include guarantees or indemnity provisions. The Company also enters into indemnification agreements with its officers and directors, and the Company’s certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. To date, there have been no claims under any indemnification provisions, therefore there is no accrual of such amounts for any of the periods presented. The Company is unable to determine the maximum potential impact of these indemnifications on the condensed consolidated financial statements and maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid.

Litigation and Other

From time to time, the Company may be a party to litigation and subject to claims incurred in the ordinary course of business, including personal injury and indemnification claims, intellectual property claims, labor and employment claims, threatened claims, breach of contract claims, and other matters. The Company accrues a liability when management believes information available prior to the issuance of the condensed consolidated financial statements indicates it is probable a loss has been incurred as of the date of the condensed consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although the results of litigation and claims are inherently unpredictable, management concluded that there was not a reasonable possibility that it had incurred a material loss during the periods presented related to such loss contingencies. Therefore, the Company has not recorded a reserve for any contingencies.

Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the condensed consolidated financial statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved; and such changes are recorded in the accompanying condensed consolidated statements of operations during the period of the change and reflected in accrued and other current liabilities on the accompanying condensed consolidated balance sheets.

In addition, the Company may also find itself at greater risk to outside party claims or regulatory actions as it increases and continues its operations in jurisdictions where the laws with respect to the potential liability of online marketplaces or the employment classification of service providers who use online marketplaces are uncertain, unfavorable or unclear.

Additionally, from time to time, the Company may become subject to audit by taxing authorities or subject to other forms of inspection or audit. Due to the uncertainties inherent in the final outcome of such matters, the Company can give no assurance that it will prevail in such matters which could have an adverse effect on the Company’s business. As of December 31, 2020 and March 31, 2021, the Company was not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its condensed consolidated financial statements.

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

8. Redeemable Convertible Preferred Stock

The Company had outstanding redeemable convertible preferred stock as of December 31, 2020 and March 31, 2021 as follows (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Series A	8,710	8,710	$0.4647	$3,325	$4,048
Series B	14,104	14,104	0.6775	9,397	9,556
Series C	12,431	12,431	1.1665	14,596	14,500
Series D	7,677	7,677	2.0841	14,036	16,000
Series D-1	3,359	3,359	2.0841	6,981	7,000
Series E	11,021	11,021	3.6294	39,906	40,000
Series F	11,772	11,772	5.5215	64,833	65,000
Series G	18,537	18,423	$7.5285	137,353	138,698
Total	87,611	87,497		$290,427	$294,802

The preferred stock agreements contain provisions that, in the event of a change in the control of the Company, give the holders of the series of redeemable convertible preferred stock the right to receive a cash distribution equal to the liquidation preference on the redeemable convertible preferred stock. Due to these redemption characteristics, which are not solely within the Company’s control, the redeemable convertible preferred stock has been presented within the mezzanine section on the condensed consolidated balance sheets. The Company does not adjust the carrying values of the redeemable convertible preferred stock to its deemed liquidation values since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

9. Common Stock

Common Stock

As of March 31, 2021, the Company was authorized to issue 144.3 million shares of common stock with a $0.00001 per share par value. Each holder of a share of common stock is entitled to one vote for each share held at all meetings of stockholders and is entitled to receive dividends whenever funds are legally available and when declared by the board of directors subject to the preferential rights of holders of all classes of stock outstanding. The total common stock outstanding as of December 31, 2020 and March 31, 2021 was 29.3 million and 29.7 million shares, respectively.

The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows (in thousands):

	December 31,	March 31,
	2020	2021
Conversion of redeemable convertible preferred stock	87,497	87,497
Common stock warrants outstanding	1,077	1,077
Stock options issued and outstanding	20,574	20,048
Shares available for future option grants	4,330	4,403
Total	113,478	113,025

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

10. Stock-Based Compensation

Stock Options

A summary of stock option activity is as follows (in thousands, except per share amounts and years):

				Weighted-
			Weighted-	Average
	Options	Number of	Average	Remaining	Aggregate
	Available	Options	Exercise Price	Contractual	Intrinsic
	for Grant	Outstanding	Per Share	Term (Years)	Value
Balances as of December 31, 2020	4,330	20,574	$1.74	6.4	$83,570
Options exercised	—	(453)	1.47
Options cancelled and forfeited	73	(73)	2.37
Balances as of March 31, 2021	4,403	20,048	$1.74	6.2	$165,539
Options vested and exercisable – March 31, 2021		14,621	$1.48	5.3	$124,586

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2020 was $0.76. There were no options granted during the three months ended March 31, 2021.

The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2020 and 2021 was $0.3 million and $3.3 million, respectively.

The fair value of options vested during the three months ended March 31, 2020 and 2021 was $1.2 million and $1.1 million, respectively.

Stock-Based Compensation

The following table summarizes stock-based compensation expense recorded in each component of operating expenses in the Company’s condensed consolidated statements of operations for the presented periods (in thousands):

	Three Months Ended March 31,
	2020	2021
Operations and support	$120	$53
Marketing	174	68
Product development	676	295
General and administrative	615	585
Total stock-based compensation expense	$1,585	$1,001

No income tax benefit related to stock-based compensation was recorded during the three months ended March 31, 2020 and 2021 as the Company maintained a full valuation allowance against its net deferred tax assets within the United States.

As of March 31, 2021, total unrecognized compensation cost related to unvested stock options was $7.6 million, which was expected to be recognized over a weighted average remaining service period of 2.4 years.

11. Income Taxes

The Company’s tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items in the related period. The effective tax rate for the three months ended March 31, 2020 and 2021 was 0.1% and (0.1)%, respectively. The decrease in effective tax rate is primarily due to a change in jurisdictional income mix and the effect of U.S. losses being excluded from the Company’s estimated annual effective tax rate due to recording a full valuation allowance on the U.S. deferred tax assets.

A PLACE FOR ROVER, INC

Notes to Condensed Consolidated Financial Statements

During the three months ended March 31, 2021, the amount of gross unrecognized tax benefits increased by $4,000, of which all, if recognized, would not affect the effective tax rate as these unrecognized tax benefits would increase deferred tax assets that would be subject to a full valuation allowance.

12. Net Loss Per Share Attributable to Common Stockholders

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding for the periods presented as the effect would have been anti-dilutive (in thousands):

	Three Months Ended March 31,
	2020	2021
Redeemable convertible preferred stock	87,497	87,497
Outstanding stock options	20,709	20,048
Outstanding common stock warrants	1,077	1,077
Total	109,283	108,622

13. Subsequent Events

The Company has evaluated subsequent events through May 20, 2021, the date the financial statements were available to be issued and has determined that the following subsequent events require disclosure in the condensed consolidated financial statements.

Sublease

In April 2021, the Company entered into a non-cancellable sublease agreement for a portion of one of its leased facilities that commences on September 1, 2021. Under the terms of the sublease agreement, the Company will receive $1.7 million in base lease payments plus reimbursement of certain operating expenses over the term of the sublease, which ends in August 2024. The subtenant has the option to renew the sublease for one additional year.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Nebula Caravel Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Nebula Caravel Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from September 18, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from September 18, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

May 6, 2021

NEBULA CARAVEL ACQUISITION CORP.

BALANCE SHEET

As Restated – See Note 2
December 31, 2020

Assets:
Current assets:
Cash	$1,005,345
Prepaid expenses	766,876
Total current assets	1,772,221
Investments held in Trust Account	275,000,000
Total Assets	$276,772,221

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$32,531
Accrued expenses	75,000
Due to related party	6,610
Franchise tax payable	56,488
Total current liabilities	170,629
Deferred underwriting commissions in connection with the initial public offering	9,625,000
Derivative warrant liabilities	16,905,000
Total liabilities	26,700,629

Commitments and Contingencies
Class A common stock; 24,507,159 shares subject to possible redemption at $10.00 per share	245,071,590

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 2,992,841 shares issued and outstanding (excluding 24,507,159 shares subject to possible redemption)	299
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,875,000 shares issued and outstanding	688
Additional paid-in capital	6,711,187
Accumulated deficit	(1,712,172)
Total stockholders’ equity	5,000,002
Total Liabilities and Stockholders’ Equity	$276,772,221

The accompanying notes are an integral part of these financial statements.

NEBULA CARAVEL ACQUISITION CORP.

STATEMENT OF OPERATIONS

As Restated – See Note 2
For the Period From September 18, 2020 (Inception) Through December 31, 2020

General and administrative expenses	$58,160
Franchise tax expense	56,488
Total operating expenses	(114,648)
Other income (expense)
Financing cost – derivative warrant liabilities	(475,854)
Change in fair value of derivative warrant liabilities	(1,121,670)
Net loss	$(1,712,172)

Basic and diluted weighted average shares outstanding of Class A common stock	27,500,000

Basic and diluted net income per share, Class A	$(0.00)

Basic and diluted weighted average shares outstanding of Class B common stock	6,375,000

Basic and diluted net loss per share, Class B	$(0.27)

The accompanying notes are an integral part of these financial statements.

NEBULA CARAVEL ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

As Restated – See Note 2

For the Period From September 18, 2020 (Inception) Through December 31, 2020

	Common Stock				Additional		Total
	Class A		Class B		Paid-In	Accumulated	Stockholder’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance - September 18, 2020 (inception)	-	$-	-	$-	$-	$-	$-
Issuance of Class B common stock to Sponsor	-	-	7,187,500	719	24,281	-	25,000
Sale of units in initial public offering, less fair value of public warrants	27,500,000	2,750	-	-	266,912,250	-	266,915,000
Offering costs	-	-	-	-	(15,207,906)	-	(15,207,906)
Excess of cash received over fair value of private placement warrants	-	-	-	-	51,670	-	51,670
Forfeiture of Class B common stock	-	-	(312,500)	(31)	31	-	-
Common stock subject to possible redemption	(24,507,159)	(2,451)	-	-	(245,069,139)	-	(245,071,590)
Net loss	-	-	-	-	-	(1,712,172)	(1,712,172)
Balance – December 31, 2020	2,992,841	$299	6,875,000	$688	$6,711,187	$(1,712,172)	$5,000,002

The accompanying notes are an integral part of these financial statements.

NEBULA CARAVEL ACQUISITION CORP.

STATEMENT OF CASH FLOWS

As Restated – See Note 2

For the Period From September 18, 2020 (Inception) Through December 31, 2020

Cash Flows from Operating Activities:
Net loss	$(1,712,172)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by related party under note payable	3,356
Financing cost – derivative warrant liabilities	475,854
Change in fair value of derivative warrant liabilities	1,121,670
Changes in operating assets and liabilities:
Prepaid expenses	(766,876)
Accounts payable	32,531
Due to related party	6,610
Franchise tax payable	56,488
Net cash used in operating activities	(782,539)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(275,000,000)
Net cash used in investing activities	(275,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from note payable to related party	172,304
Repayment of note payable to related party	(175,660)
Proceeds received from initial public offering, gross	275,000,000
Proceeds received from private placement	7,750,000
Offering costs paid	(5,983,760)
Net cash provided by financing activities	276,787,884

Net increase in cash	1,005,345
Cash - beginning of the period	-
Cash - end of the period	$1,005,345

Supplemental disclosure of noncash financing activities:
Forfeiture of Class B common stock	$31
Offering costs included in accrued expenses	$75,000
Deferred underwriting commissions in connection with the initial public offering	$9,625,000
Initial value of Class A common stock subject to possible redemption	$246,255,050
Change in initial value of Class A common stock subject to possible redemption	$(1,183,460)
Derivative liabilities in connection with initial public offering and private placement	$15,783,330

The accompanying notes are an integral part of these financial statements.

Note 1—Description of Organization, Business Operations and Basis of Presentation

Nebula Caravel Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 18, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from September 18, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and the search for a target for its initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering and placed in Trust Account (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Nebula Caravel Holdings LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on December 8, 2020. On December 11, 2020, the Company consummated its Initial Public Offering of 27,500,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 2,500,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $275.0 million, and incurring offering costs of approximately $15.7 million, inclusive of approximately $9.6 million in deferred underwriting commissions (Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,166,667 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $7.8 million (Note 5).

Upon the closing of the Initial Public Offering and the Private Placement, $275.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) located in the United States with American Stock Transfer & Trust Company acting as trustee, and are invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Stockholders”) of the Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholders meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares have been recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation will provide that the Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and any other holders of the Founder Shares immediately prior to the Initial Public Offering (the “Initial Stockholders”) agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or December 11, 2022 (or 27 months from the closing of the Initial Public Offering, or March 11, 2023, if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Initial Public Offering) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (net of amounts withdrawn to fund the Company’s working capital requirements, subject to an annual limit of $500,000, and/or to pay for the Company’s taxes (“permitted withdrawals”) and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

As described in Note 2—Restatement of Previously Issued Financial Statements, the Company’s financial statements for the period from September 18, 2020 (inception) through December 31, 2020 (the “Affected Period”), are restated in the Annual Report on Form 10-K/A (Amendment No. 1) (the “Annual Report”) to correct the misapplication of accounting guidance related to the Company’s warrants in the Company’s previously issued audited and unaudited condensed financial statements for such periods. The restated financial statements are indicated as “Restated” in the audited and unaudited condensed financial statements and accompanying notes, as applicable. See Note 2—Restatement of Previously Issued Financial Statements for further discussion.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Proposed Business Combination

As more fully described in Note 11, the Company entered into a Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) by and among the Company, Fetch Merger Sub, Inc., a Delaware corporation and newly formed direct wholly-owned subsidiary of the Company (“Merger Sub”), and A Place for Rover, Inc., a Delaware corporation (“Rover”), providing for, among other things, and subject to the terms and conditions therein, a business combination between the Company and Rover pursuant to which, among other things, (i) Merger Sub will merge with and into Rover, the separate corporate existence of Merger Sub will cease and Rover will continue as the surviving corporation in the merger and a wholly owned subsidiary of the Company and (ii) the Company will change its name to “Rover Group, Inc.”

Liquidity and Capital Resources

As of December 31, 2020, the Company had $1.0 million in its operating bank account, and working capital of approximately $1.6 million.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the cash payment of $25,000 from the Sponsor to purchase the Founders Shares (as defined in Note 5), and loan proceeds from the Sponsor of approximately $176,000 under the Note (Note 5). The Company repaid the Note in full on December 11, 2020. Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2—Restatement of Previously Issued Financial Statements

In April 2021, the Audit Committee of the Company, in consultation with management, concluded that, because of a misapplication of the accounting guidance related to its public and private placement warrants to purchase common stock that the Company issued in December 2020 (the “Warrants”), the Company’s previously issued financial statements for the Affected Period should no longer be relied upon.  As such, the Company is restating its financial statements for the Affected Period included in the Annual Report.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since their issuance on December 11, 2020, the Company’s warrants have been accounted for as equity within the Company’s previously reported balance sheet. After discussion and evaluation, including with the Company’s independent registered public accounting firm and the Company’s audit committee, management concluded that the warrants should be presented as liabilities with subsequent fair value remeasurement.

Historically, the Warrants were reflected as a component of equity as opposed to liabilities on the balance sheet and the statement of operations did not include the subsequent non-cash changes in estimated fair value of the Warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for Warrants issued on December 11, 2020, in light of the SEC Staff’s published views. Based on this reassessment, management determined that the Warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company Statement of Operations each reporting period.

Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued Financial Statements as of and for the period ended December 31, 2020 and December 11, 2020 (the “Affected Periods”) should be restated because of a misapplication in the guidance around accounting for certain of our outstanding warrants to purchase common stock (the “Warrants”) and should no longer be relied upon.

Impact of the Restatement

The impact of the restatement on the balance sheet, statement of operations and statement of cash flows for the Affected Periods is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.

	As of December 31, 2020
	As Previously	Restatement
	Reported	Adjustment	As Restated
Balance Sheet
Total assets	$276,772,221	$-	$276,772,221
Liabilities and stockholders’ equity
Total current liabilities	$170,629	$-	$170,629
Deferred underwriting commissions	9,625,000	-	9,625,000
Derivative warrant liabilities	-	16,905,000	16,905,000
Total liabilities	9,795,629	16,905,000	26,700,629
Class A common stock, $0.0001 par value; shares subject to possible redemption	261,976,590	(16,905,000)	245,071,590
Stockholders’ equity
Preferred stock- $0.0001 par value	-	-	-
Class A common stock - $0.0001 par value	130	169	299
Class B common stock - $0.0001 par value	688	-	688
Additional paid-in-capital	5,113,832	1,597,355	6,711,187
Accumulated deficit	(114,648)	(1,597,524)	(1,712,172)
Total stockholders’ equity	5,000,002	-	5,000,002
Total liabilities and stockholders’ equity	$276,772,221	$-	$276,772,221

	Period From September 18, 2020 (Inception) Through December 31, 2020
	As Previously	Restatement
	Reported	Adjustment	As Restated
Statement of Operations
Loss from operations	$(114,648)	$-	$(114,648)
Other (expense) income:
Financing cost – derivative warrant liabilities	-	(475,854)	(475,854)
Change in fair value of derivative warrant liabilities	-	(1,121,670)	(1,121,670)
Total other (expense) income	-	(1,597,524)	(1,597,524)
Net loss	$(114,648)	$(1,597,524)	$(1,712,172)

Basic and Diluted weighted-average Class A common shares outstanding	27,500,000	-	27,500,000
Basic and Diluted net income per Class A common share	$-	-	$-
Basic and Diluted weighted-average Class B common shares outstanding	6,375,000	-	6,375,000
Basic and Diluted net loss per Class B common share	$-	(0.27)	$(0.27)

	Period From September 18, 2020 (Inception) Through December 31, 2020
	As Previously	Restatement
	Reported	Adjustment	As Restated
Statement of Cash Flows
Net loss	$(114,648)	$(1,597,524)	$(1,712,172)
Adjustment to reconcile net loss to net cash used in operating activities	(667,891)	1,597,524	929,633
Net cash used in operating activities	(782,539)	-	(782,539)
Net cash used in investing activities	(275,000,000)	-	(275,000,000)
Net cash provided by financing activities	276,787,884	-	276,787,884
Net change in cash	$1,005,345	$-	$1,005,345

	As of December 11, 2020
	As Previously	Restatement
	Reported	Adjustment	As Restated
Balance Sheet
Total assets	$276,800,681	$-	$276,800,681
Liabilities and stockholders’ equity
Total current liabilities	$137,300	$-	$137,300
Deferred underwriting commissions	9,625,000	-	9,625,000
Derivative warrant liabilities	-	15,783,330	15,783,330
Total liabilities	9,762,300	15,783,330	25,545,630
Class A common stock, $0.0001 par value; shares subject to possible redemption	262,038,380	(15,783,330)	246,255,050
Stockholders’ equity
Preferred stock- $0.0001 par value	-	-	-
Class A common stock - $0.0001 par value	130	157	287
Class B common stock - $0.0001 par value	688	-	688
Additional paid-in-capital	5,052,042	475,697	5,527,739
Accumulated deficit	(52,859)	(475,854)	(528,713)
Total stockholders’ equity	5,000,001	-	5,000,001
Total liabilities and stockholders’ equity	$276,800,681	$-	$276,800,681

Note 3—Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020.

Investment Held in Trust Account

The Company’s portfolio of investments is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000, and any cash held in Trust Account. As of December 31, 2020, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts. The Company’s investments held in the Trust Account as of December 31, 2020 are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that comprise only U.S. treasury securities money market funds.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020, the carrying values of cash, prepaid expenses, accounts payable, accrued expenses, franchise tax payable and due to related party approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that invest in U.S. government securities, or a combination thereof. The fair value for trading securities is determined using quoted market prices in active markets. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the derivative warrant liabilities have been allocated based on their relative fair value of total proceeds and are recognized in the statement of operations as incurred.

The 5,500,000 issued in connection with the Initial Public Offering (the “Public Warrants”) and the 5,166,667 Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants issued in connection with the Public Offering have been measured at fair value using a Monte Carlo simulation model. The fair value of the warrants issued in the Private Placement were estimated using Black-Scholes.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, and underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Public Shares were charged to stockholders’ equity upon the completion of the Initial Public Offering. Of the total offering costs of the Initial Public Offering, approximately $0.5 million is included in financing cost -derivative warrant liabilities in the statement of operations and $15.2 million is included in stockholders’ equity.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable shares of Class A common stock (including shares of Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. Shares of Class A common stock of the Company feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2020, 24,507,159 shares of Class A common stock subject to possible redemption were presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Net Income Per Share of Common Stock

Net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 10,666,667 shares of the Company’s Class A common stock in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share of common stock, basic and diluted for shares of Class A common stock are calculated by dividing the income (loss) earned on investments held in the Trust Account, net of applicable taxes and working capital amounts available to be withdrawn from the Trust Account, which was $0 for the period from September 18, 2020 (inception) through December 31, 2020, by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share of common stock, basic and diluted for shares of Class B common stock is calculated by dividing the net loss of approximately $1.7 million, less income attributable to Class A common stock by the weighted average number of shares of Class B common stock outstanding for the period.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s financial statements.

Note 4—Initial Public Offering

On December 11, 2020, the Company consummated its Initial Public Offering of 27,500,000 Units, including 2,500,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $275.0 million, and incurring offering costs of approximately $15.7 million, inclusive of approximately $9.6 million in deferred underwriting commissions.

Each Unit consists of one share of Class A common stock, and one-fifth of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

Note 5—Related Party Transactions

Founder Shares

On September 24, 2020, the Sponsor subscribed to purchase 7,906,250 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000, and subsequently paid for the subscription on September 28, 2020. In September and October 2020, the Sponsor transferred 25,000 Founder Shares to each of Messrs. Kerko, Wagner, Thompson and Ms. Wellman, the Company’s independent director nominees, in each case at the original per share purchase price. On November 18, 2020, the Sponsor cancelled 718,750 shares of Class B common stock, resulting in an aggregate of 7,187,500 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share cancellation. The Initial Stockholders agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On December 11, 2020, the underwriters partially exercised the over-allotment option; thus, an aggregate of 312,500 Founder Shares was forfeited accordingly.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) with respect to 100% of the Founder Shares, only if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination or (B) if True Wind Capital Management, L.P., an affiliate of the Sponsor (“True Wind Capital”) provides funds toward the consummation of the initial Business Combination in an amount not less than $50,000,000 in the aggregate, then with respect to 50% of the Founder Shares, the earlier to occur of: (i) 180 days after completion of the initial Business Combination; or (ii) if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination and with respect to the remaining 50% of the Founder Shares, only if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,166,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $7.8 million.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. Except as set forth below, the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On September 18, 2020, the Sponsor agreed to loan the Company an aggregate of up to $350,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $176,000 under the Note. The Company fully repaid the Note on December 11, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Note 6—Commitments and Contingencies

Forward Purchase Agreements

In connection with the consummation of the Initial Public Offering, the Company entered into forward purchase agreements with certain institutional accredited investors (“Forward Purchasers”) that provided for the aggregate purchase of at least $100,000,000 of Class A common stock at $10.00 per share, in a private placement that will close concurrently with the closing of the Business Combination. The Forward Purchasers’ commitments under the forward purchase agreements are subject to certain conditions described in the prospectus for the Initial Public Offering. The obligations under the forward purchase agreements will not depend on whether any shares of Class A common stock are redeemed by the Company’s public stockholders. The Forward Purchasers will not receive any Founder Shares or warrants as part of the forward purchase agreements; these shares will be identical to the shares of Class A common stock included in the units being sold in the Initial Public Offering, except that the forward purchase shares will be subject to certain transfer restrictions and have certain registration rights.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder

Shares), as well as the Forward Purchasers and their permitted transferees, were entitled to registration rights pursuant to a registration rights agreement. These holders are entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $5.5 million in the aggregate, paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per unit, or approximately $9.6 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have an effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 7—Derivative Warrant Liabilities

As of December 31, 2020, the Company has 5,500,000 and 5,166,667 Public Warrants and Private Placement Warrants, respectively, outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until the completion of a Business Combination, subject to certain limited exceptions. Additionally, except as set forth below, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days’ prior written notice of redemption; and
•

if, and only if, the closing price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”).

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

•	in whole and not in part;
•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the fair market value of the Shares of Class A common stock; and

•

if, and only if, the closing price of the Shares of Class A common stock equals or exceeds $10.00 per public share (as adjusted) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•

if the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), then the Private Placement Warrants must also concurrently be called for redemption on the same terms (except as described herein with respect to a holders’ ability to cashless exercise its warrants) as the outstanding Public Warrants.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8—Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there were 27,500,000 shares of Class A common stock outstanding, including 24,507,159 shares of Class A common stock subject to possible redemption that were classified as temporary equity in the accompanying balance sheet.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. On September 28, 2020, the Company issued 7,906,250 shares of Class B common stock, and on November 18, 2020, the Sponsor cancelled 718,750 shares of Class B common stock, resulting in an aggregate of 7,187,500 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share cancellation. Of the 7,187,500 shares of Class B common stock outstanding, up to 937,500 shares of Class B common stock were subject to forfeiture, to the Company by the Initial Stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On December 11, 2020, the underwriters partially exercised the over-allotment option to purchase an additional of 2,500,000 Units; thus, an aggregate of 312,500 shares of Class B common stock was forfeited accordingly. Accordingly, as of December 31, 2020, there were 6,875,000 shares of Class B common stock outstanding with no shares subject to forfeiture.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class B common stock will have the right to elect all of the Company’s directors prior to the consummation of the initial Business Combination. On any other matter submitted to a vote of the Company’s stockholders, holders of Class B common stock and holders of Class A common stock will vote together as a single class, except as required by applicable law or stock exchange rule.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (including the forward purchase shares) excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination in consideration for such seller’s interest in the Business Combination target and any Private Placement Warrants issued upon the conversion of Working Capital Loans made to the Company.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.

Note 9—Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)
Assets held in Trust Account:
Mutual funds	$275,000,000	$-	$-
Liabilities:
Derivative warrant liabilities	$	-	$16,905,000

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfer in or out of Level 3 measurements in the period from September 18 (inception) through December 31, 2020.

Level 1 instruments include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments. Level 3 instruments are comprised of derivative warrant liabilities measured at fair value using a Monte Carlo simulation model and Black-Scholes.

The fair value of the Public Warrants issued in connection with the Public Offering have been measured at fair value using a Monte Carlo simulation model. The fair value of the warrants issued in the Private Placement were estimated using Black-Scholes.

The estimated fair value of the Private Placement Warrants and the Public Warrants is determined using Level 3 inputs. Inherent in a Monte Carlo simulation and Black-Scholes are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	As of December 11, 2020	As of December 31, 2020
	Public and Private	Public and Private
Volatility	14.23%-25%	14.23%-25%
Stock price	$10.41-$10.56	$10.41-$10.56
Expected life of the options to convert	5.75	5.72
Risk-free rate	0.47%	0.47%
Dividend yield	0.0%	0.0%

The change in the fair value of the derivative warrant liabilities for the period ended December 31, 2020 is summarized as follows:

Derivative warrant liabilities at September 18, 2020 (inception)	$-
Issuance of Public and Private Warrants	15,783,330
Change in fair value of derivative warrant liabilities	1,121,670
Derivative warrant liabilities at December 31, 2020	$16,905,000

Note 10—Income Taxes

The Company does not currently have taxable income but will generate taxable income in the future primarily consisting of interest income earned on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible.

The income tax provision (benefit) consists of the following:

December 31, 2020
Current
Federal	$(11,862)
State	-
Deferred
Federal	(12,214)
State	-
Valuation allowance	24,076
Income tax provision	$-

The Company’s net deferred tax assets are as follows:

December 31, 2020
Deferred tax assets:
Start-up/Organization costs	$12,214
Net operating loss carryforwards	11,862
Total deferred tax assets	24,076
Valuation allowance	(24,076)
Deferred tax asset, net of allowance	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from September 18, 2020 (date of inception) to December 31, 2020, the valuation allowance was approximately $24,000.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

December 31, 2020
Statutory federal income tax rate	21.0%
Change in fair value of derivative warrant liabilities	(13.8)%
Financing cost – derivative warrant liabilities	(5.8)
Change in valuation allowance	(1.4)%
Income taxes benefit	0.0%

There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 11—Subsequent Events

On February 10, 2021, the Company, entered into a Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) by and among the Company, Fetch Merger Sub, Inc., a Delaware corporation and newly formed direct wholly-owned subsidiary of Company (“Merger Sub”), and A Place for Rover, Inc., a Delaware corporation (“Rover”), providing for, among other things, and subject to the terms and conditions therein, a business combination between the Company and Rover pursuant to which, among other things, (i) Merger Sub will merge with and into Rover, the separate corporate existence of Merger Sub will cease and Rover will continue as the surviving corporation in the merger and a wholly owned subsidiary of the Company and (ii) the Company will change its name to “Rover Group, Inc.”

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), upon the terms and subject to the conditions thereof, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into Rover (the “Merger”), the separate corporate existence of Merger Sub will cease and Rover will continue as the surviving corporation in the Merger and a wholly owned subsidiary of the Company;

(ii) as a result of the Business Combination, each outstanding share of Rover common stock and preferred stock as of immediately prior to the effective time of the Business Combination, would be converted into, at the election of the holder thereof (subject to the limitations on such elections set forth in the Business Combination Agreement) the right to receive (a) an amount of cash or shares of Class A common stock, par value $0.0001 per share, of the Company’s common stock, based on the pro rata portion applicable to such share of Rover common stock or preferred stock, as applicable, of an aggregate purchase price equal to $1.350 billion, as adjusted by (1) Rover’s cash, indebtedness, and accrued tax liabilities as of immediately prior to the effective time of the Merger, (2) the unpaid transaction expenses of Rover and the Company as of immediately prior to the effective time of the Business Combination, and (3) the aggregate exercise price of Rover options and Rover warrants outstanding as of immediately prior to the effective time of the Business Combination, which options and warrants will be assumed by the Company subject to the terms and conditions set forth in the Business Combination Agreement and (b) the contingent “earn-out” right to receive a pro rata portion of up to 22,500,000 shares of the Company’s Common Stock in the aggregate based on the achievement of certain trading price targets following the Closing, which amount of “earn-out” shares will be adjusted based on a formula set forth in the Business Combination Agreement to reflect a portion of the value of such “earn-out” shares deemed to be earned upon exercise of Rover options and warrants assumed by the Company in the Business Combination; and

(iii) the Company will immediately be renamed “Rover Group, Inc.”

The Company’s Board of Directors has unanimously (i) approved and declared advisable the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Business Combination Agreement and related matters by the Company’s stockholders.

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) obtaining required approvals of the Business Combination and related matters by the respective stockholders of the Company and Rover, (ii) the effectiveness of the proxy statement / registration statement on Form S-4 filed by the Company in connection with the Business Combination, (iii) receipt of approval for listing on Nasdaq the shares of the Company’s Common Stock to be issued in connection with the Merger, (iv) that the Company continues to have at least $5,000,001 of net tangible assets upon the Closing and (v) the absence of any injunctions enjoining or prohibiting the consummation of the Merger.

Concurrently with the execution of the Business Combination Agreement, the Company entered into a backstop subscription agreement with True Wind Capital II, L.P. and True Wind Capital II-A, L.P. (together, the “TWC Funds”) (the “Sponsor Backstop Subscription Agreement”), pursuant to which the TWC Funds agreed to, among other things, purchase shares of the Company’s common stock in an aggregate amount of up to $50,000,000 (or such greater amount at the election of the TWC Funds) to the extent of the amount of redemptions of shares of the Company’s common stock. The TWC Funds also agreed to purchase additional shares of our common stock in an aggregate amount of up to $50,000,000 if mutually agreed with Rover.

Concurrently with the execution of the Business Combination Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to purchase 5,000,000 shares of our common stock (the “PIPE Shares”) at a purchase price per share of $10.00 and an aggregate purchase price of $50,000,000 (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, and will be consummated concurrently with, the closing of the initial business combination. Certain offering related expenses are payable by us, including customary fees payable to the placement agents, Deutsche Bank Securities and Morgan Stanley & Co. LLC. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Proposed Transactions and to meet the minimum cash requirements provided in the Business Combination Agreement.

Concurrently with the execution of the Business Combination Agreement, the Company entered into stockholder support agreements with Rover and certain stockholders of Rover (the “Rover Holders Support Agreements”), pursuant to which such stockholders agreed to approve the Business Combination Agreement and the Proposed Transactions.

Management has evaluated subsequent events to determine if events or transactions occurring through May 5, 2021, the date the financial statements were issued. Other than as described herein, the Company did not identify any other subsequent events that would require potential adjustment to or disclosure in the financial statements.

NEBULA CARAVEL ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	December 31, 2020	March 31, 2021
		(unaudited)
Assets:
Current assets:
Cash	$1,005,345	$243,227
Prepaid expenses	766,876	698,810
Total current assets	1,772,221	942,037
Investments held in Trust Account	275,000,000	275,011,740
Total assets	$276,772,221	$275,953,777
Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$32,531	$41,730
Accrued expenses	75,000	3,075,000
Due to related party	6,610	18,238
Franchise tax payable	56,488	49,365
Total current liabilities	170,629	3,184,333
Deferred underwriting commissions	9,625,000	9,625,000
Derivative warrant liabilities	16,905,000	16,213,330
Total Liabilities	26,700,629	29,022,663
Commitments and Contingencies
Class A common stock, $0.0001 par value; 24,193,111 and 24,507,159 shares subject to possible redemption at $10.00 per share as of March 31, 2021 and December 31, 2020, respectively	245,071,590	241,931,110
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 3,306,889 and 2,992,841 shares issued and outstanding (excluding 24,193,111 and 24,507,159 shares subject to possible redemption) as of March 31, 2021 and December 31, 2020, respectively	299	331
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,875,000 shares issued and outstanding as of March 31, 2021 and December 31, 2020	688	688
Additional paid-in capital	6,711,187	9,851,635
Accumulated deficit	(1,712,172)	(4,852,650)
Total stockholders’ equity	5,000,002	5,000,004
Total Liabilities and Stockholders’ Equity	$276,772,221	$275,953,777

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEBULA CARAVEL ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

General and administrative expenses	$3,793,584
Franchise tax expense	50,304
Total operating expenses	(3,843,888)
Other income (expense)
Interest earned on investments held in Trust Account	11,740
Change in fair value of derivative warrant liabilities	691,670
Net loss	$(3,140,478)
Weighted average shares outstanding of Class A common stock	27,500,000
Basic and diluted net loss per share	$—
Weighted average shares outstanding of Class B common stock	6,875,000
Basic and diluted net loss per share	$(0.46)

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEBULA CARAVEL ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2021

	Common Stock				Additional		Total
	Class A		Class B		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2020	2,992,841	$299	6,875,000	$688	$6,711,187	$(1,712,172)	$5,000,002
Common stock subject to possible redemption	314,048	32	—	—	3,140,448	—	3,140,480
Net loss	—	—	—	—	—	(3,140,478)	(3,140,478)
Balance - March 31, 2021	3,306,889	$331	6,875,000	$688	$9,851,635	$(4,852,650)	$5,000,004

The accompanying notes are an integral part of these unaudited condensed financial statements.

NEBULA CARAVEL ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Cash Flows from Operating Activities:
Net loss	$(3,140,478)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investments held in Trust Account	(11,740)
Change in fair value of derivative warrant liabilities	(691,670)
Changes in operating assets and liabilities:
Prepaid expenses	68,066
Accounts Payable	9,199
Due to Related Party	11,628
Accrued expenses	3,000,000
Franchise tax payable	(7,123)
Net cash used in operating activities	(762,118)
Net change in cash	(762,118)
Cash - beginning of the period	1,005,345
Cash - end of the period	$243,227
Supplemental disclosure of noncash activities:
Change in the Initial value of Class A common stock subject to possible redemption	$3,140,480

The accompanying notes are an integral part of these unaudited condensed financial statements.

Note 1—Description of Organization, Business Operations and Basis of Presentation

Nebula Caravel Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 18, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of March 31, 2021, the Company had not commenced any operations. All activity for the period from September 18, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and the search for a target for its initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering and placed in Trust Account (as defined below) and is subject to non-cash fluctuations for change in the fair value of derivative warrant liabilities in its statement of operations.

The Company’s sponsor is Nebula Caravel Holdings LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on December 8, 2020. On December 11, 2020, the Company consummated its Initial Public Offering of 27,500,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 2,500,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $275.0 million, and incurring offering costs of approximately $15.7 million, inclusive of approximately $9.6 million in deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,166,667 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $7.8 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $275.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) located in the United States with American Stock Transfer & Trust Company acting as trustee, and are invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Stockholders”) of the Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholders meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in

Note 5). These Public Shares have been recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Initial Stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and any other holders of the Founder Shares immediately prior to the Initial Public Offering (the “Initial Stockholders”) agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or December 11, 2022 (or 27 months from the closing of the Initial Public Offering, or March 11, 2023, if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Initial Public Offering) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest (net of amounts withdrawn to fund the Company’s working capital requirements, subject to an annual limit of $500,000, and/or to pay for the Company’s taxes (“permitted withdrawals”) and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the

Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the period from September 18, 2020 (inception) through March 31, 2021 are not necessarily indicative of the results that may be expected for the period ending December 31, 2021 or any future period.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-K/A filed by the Company with the SEC on May 7, 2021.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s unaudited condensed financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Proposed Business Combination

On February 10, 2021, the Company, entered into a Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) by and among the Company, Fetch Merger Sub, Inc., a Delaware corporation and newly formed direct wholly-owned subsidiary of Company (“Merger Sub”), and A Place for Rover, Inc., a Delaware corporation (“Rover”), providing for, among other things, and subject to the terms and conditions therein, a business combination between the Company and Rover pursuant to which, among other things, (i) Merger Sub will merge with and into Rover, the separate corporate existence of Merger Sub will cease and Rover will continue as the surviving corporation in the merger and a wholly owned subsidiary of the Company and (ii) the Company will change its name to “Rover Group, Inc.”

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), upon the terms and subject to the conditions thereof, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into Rover (the “Merger”), the separate corporate existence of Merger Sub will cease and Rover will continue as the surviving corporation in the Merger and a wholly owned subsidiary of the Company;

(ii) as a result of the Business Combination, each outstanding share of Rover common stock and preferred stock as of immediately prior to the effective time of the Business Combination, would be converted into, at the election of the holder thereof (subject to the limitations on such elections set forth in the Business Combination Agreement) the right to receive (a) an amount of cash or shares of Class A common stock, par value $0.0001 per share, of the Company’s common stock, based on the pro rata portion applicable to such share of Rover common stock or preferred stock, as applicable, of an aggregate purchase price equal to $1.350 billion, as adjusted by (1) Rover’s cash, indebtedness, and accrued tax liabilities as of immediately prior to the effective time of the Merger, (2) the unpaid transaction expenses of Rover and the Company as of immediately prior to the effective time of the Business Combination, and (3) the aggregate exercise price of Rover options and Rover warrants outstanding as of immediately prior to the effective time of the Business Combination, which options and warrants will be assumed by the Company subject to the terms and conditions set forth in the Business Combination Agreement and (b) the contingent “earn-out” right to receive a pro rata portion of up to 22,500,000 shares of the Company’s Common Stock in the aggregate based on the achievement of certain trading price targets following the Closing, which amount of “earn-out” shares will be adjusted based on a formula set forth in the Business Combination Agreement to reflect a portion of the value of such “earn-out” shares deemed to be earned upon exercise of Rover options and warrants assumed by the Company in the Business Combination; and

(iii) the Company will immediately be renamed “Rover Group, Inc.”
The Company’s Board of Directors has unanimously (i) approved and declared advisable the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Business Combination Agreement and related matters by the Company’s stockholders.

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) obtaining required approvals of the Business Combination and related matters by the respective stockholders of the Company and Rover, (ii) the effectiveness of the proxy statement / registration statement on Form S-4 filed by the Company in connection with the Business Combination, (iii) receipt of approval for listing on Nasdaq the shares of the Company’s Common Stock to be issued in connection with the Merger, (iv) that the Company continues to have at least $5,000,001 of net tangible assets upon the Closing and (v) the absence of any injunctions enjoining or prohibiting the consummation of the Merger.

Concurrently with the execution of the Business Combination Agreement, the Company entered into a backstop subscription agreement with True Wind Capital II, L.P. and True Wind Capital II-A, L.P. (together, the “TWC Funds”) (the “Sponsor Backstop Subscription Agreement”), pursuant to which the TWC Funds agreed to, among other things, purchase shares of the Company’s common stock in an aggregate amount of up to $50,000,000 (or such greater amount at the election of the TWC Funds) to the extent of the amount of redemptions of shares of the Company’s common stock. The TWC Funds also agreed to purchase additional shares of our common stock in an aggregate amount of up to $50,000,000 if mutually agreed with Rover.

Concurrently with the execution of the Business Combination Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to purchase 5,000,000 shares of our common stock (the “PIPE Shares”) at a purchase price per share of $10.00 and an aggregate purchase price of $50,000,000 (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, and will be consummated concurrently with, the closing of the initial business combination. Certain offering related expenses are payable by us, including customary fees payable to the placement agents, Deutsche Bank Securities and Morgan Stanley & Co. LLC. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Proposed Transactions and to meet the minimum cash requirements provided in the Business Combination Agreement.

Concurrently with the execution of the Business Combination Agreement, the Company entered into stockholder support agreements with Rover and certain stockholders of Rover (the “Rover Holders Support Agreements”), pursuant to which such stockholders agreed to approve the Business Combination Agreement and the Proposed Transactions.

Liquidity and Capital Resources

As of March 31, 2021, the Company had approximately $0.2 million in its operating bank account and a working capital deficit of approximately $2.2 million.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the cash payment of $25,000 from the Sponsor to purchase the Founders Shares (as defined in Note 4), and loan proceeds from the Sponsor of approximately $176,000 under the Note (Note 4). The Company repaid the Note in full on December 11, 2020. Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (defined below, see Note 4). As of March 31, 2021, there were no amounts outstanding under the Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of the unaudited condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenue and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of March 31, 2021 and December 31, 2020, there were no cash equivalents held outside of the Trust Account.

Investment Held in Trust Account

The Company’s portfolio of investments is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on investments held in Trust Account in the accompanying unaudited condensed statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000, and any investments held in Trust Account. As of March 31, 2021, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts. The Company’s investments held in the Trust Account as of March 31, 2021 are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that comprise only U.S. treasury securities money market funds.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
●

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of March 31, 2021 and December 31, 2020, the carrying values of cash, prepaid expenses, accounts payable, accrued expenses, franchise tax payable and due to related party approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of investments held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that invest in U.S. government securities, or a combination thereof. The fair value for trading securities is determined using quoted market prices in active markets.

The fair value of the Public Warrants issued in connection with the Public Offering was initially measured at fair value using a Monte Carlo simulation model and subsequently has been measured based on the listed market price of such warrants. The fair value of the Private Placement Warrants has been estimated using Black-Scholes.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities are expensed as incurred, presented as non-operating expenses in the unaudited condensed statement of operations. Offering costs associated with the Public Shares were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Derivative Warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Management evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Offering costs attributable to the issuance of the derivative warrant liabilities are recognized in the unaudited condensed statement of operations as incurred.

We issued 5,500,000 warrants for Class A common stock in the Initial Public Offering and upon the underwriters’ exercise of a portion of their over-allotment option and issued 5,166,667 Private Placement Warrants. All of the Company’s outstanding warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our unaudited condensed statement of operations. The fair value of warrants issued in connection with the Initial Public Offering were initially measured at fair value using a Monte Carlo simulation model. The fair value of the warrants issued in the Private Placement were estimated using Black-Scholes.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable shares of Class A common stock (including shares of Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. Shares of Class A common stock of the Company feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2021 and December 31, 2020, 24,193,111 and 24,507,159 shares of Class A common stock subject to possible redemption were presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets, respectively.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the unaudited condensed financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of March 31, 2021 and December 31, 2020, the Company had a deferred tax asset of approximately $175,000 and approximately $24,000 respectively, each of which had a full valuation allowance recorded against them.

The Company complies with the accounting and reporting requirements of FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the unaudited condensed financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company does not currently have taxable income but will generate taxable income in the future primarily consisting of interest income earned on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three months ended March 31, 2021, the Company did not incur income tax expense.

There were no unrecognized tax benefits as of March 31, 2021. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of March 31, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income Per Share of Common Stock

Net income per share is computed by dividing net income by the weighted-average number of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement to purchase an aggregate of 10,666,667 shares of the Company’s Class A common stock in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s unaudited condensed statement of operations include a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share of common stock, basic and diluted for shares of Class A common stock are calculated by dividing the income (loss) earned on investments held in the Trust Account, net of applicable taxes and working capital amounts available to be withdrawn from the Trust Account, which was $0 for the three months ended March 31, 2021, by the weighted average number of Class A common stock outstanding for the period. Net loss per share of common stock, basic and diluted for shares of Class B common stock is calculated by dividing the net loss of approximately $3.1 million, less income attributable to Class A common stock by the weighted average number of Class B common stock outstanding for the period.

Recently adopted accounting standards

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s unaudited condensed financial statements.

Note 3—Initial Public Offering

On December 11, 2020, the Company consummated its Initial Public Offering of 27,500,000 Units, which included 2,500,000 Units issued pursuant to the partial exercise by the underwriters of their over-allotment option, at $10.00 per Unit, generating gross proceeds of $275.0 million, and incurring offering costs of approximately $15.2 million, inclusive of $9.6 million in deferred underwriting commissions.

Each Unit consists of one share of Class A common stock and one-fifth of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4—Related Party Transactions

Founder Shares

On September 24, 2020, the Sponsor subscribed to purchase 7,906,250 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”), for an aggregate price of $25,000, and subsequently paid for the subscription on September 28, 2020. In September and October 2020, the Sponsor transferred 25,000 Founder Shares to each of Messrs. Kerko, Wagner, Thompson and Ms. Wellman, the Company’s independent director nominees, in each case at the original per share purchase price. On November 18, 2020, the Sponsor cancelled 718,750 shares of Class B common stock, resulting in an aggregate of 7,187,500 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share cancellation. The Initial Stockholders agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On December 11, 2020, the underwriters partially exercised the over-allotment option; thus, an aggregate of 312,500 Founder Shares was forfeited accordingly.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) with respect to 100% of the Founder Shares, only if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination or (B) if True Wind Capital Management, L.P., an affiliate of the Sponsor (“True Wind Capital”) provides funds toward the consummation of the initial Business Combination in an amount not less than $50,000,000 in the aggregate, then with respect to 50% of the Founder Shares, the earlier to occur of: (i) 180 days after completion of the initial Business Combination; or (ii) if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination and with respect to the remaining 50% of the Founder Shares, only if the closing price of the common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing any time 90 days after completion of the initial Business Combination.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,166,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $7.8 million.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. Except as set forth below, the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.

The Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of its Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

On September 18, 2020, the Sponsor agreed to loan the Company an aggregate of up to $350,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $176,000 under the Note and repaid this Note in full on December 11, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Note 5—Commitments and Contingencies

Forward Purchase Agreements

In connection with the consummation of the Initial Public Offering, the Company entered into forward purchase agreements with certain institutional accredited investors (“Forward Purchasers”) that will provide for the aggregate purchase of at least $100,000,000 of Class A common stock at $10.00 per share, in a private placement that will close concurrently with the closing of the Business Combination. The Forward Purchasers’ commitments under the forward purchase agreements are subject to certain conditions described in the prospectus for the Initial Public Offering. The obligations under the forward purchase agreements will not depend on whether any shares of Class A common stock are redeemed by the Company’s Public Stockholders. The Forward Purchasers will not receive any Founder Shares or warrants as part of the forward purchase agreements. The forward purchase shares will be identical to the shares of Class A common stock included in the Units being sold in the Initial Public Offering, except that the forward purchase shares will be subject to certain transfer restrictions and have certain registration rights.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares), as well as the Forward Purchasers and their permitted transferees, are entitled to registration rights pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $5.5 million in the aggregate, paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per unit, or approximately $9.6 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have an effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6—Derivative Warrant Liabilities

As of March 31, 2021 and December 31, 2020, the Company has 5,500,000 and 5,166,667 Public Warrants and Private Placement Warrants, respectively, outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until the completion of a Business Combination, subject to certain limited exceptions. Additionally, except as set forth below, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption; and

●

if, and only if, the closing price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”).

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

●	in whole and not in part;
●

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the fair market value of the Shares of Class A common stock; and

●

if, and only if, the closing price of the Shares of Class A common stock equals or exceeds $10.00 per public share (as adjusted) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

●

if the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), then the Private Placement Warrants must also concurrently be called for redemption on the same terms (except as described herein with respect to a holders’ ability to cashless exercise its warrants) as the outstanding Public Warrants.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7—Stockholders’ Equity

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of March 31, 2021 and December 31, 2020, there were 27,500,000 shares of Class A common stock outstanding, including 24,193,111 shares and 24,507,159 shares of Class A common stock subject to possible redemption that were classified as temporary equity in the accompanying unaudited condensed balance sheet, respectively.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of March 31, 2021 and December 31, 2020, there were 6,875,000 shares of Class B common stock outstanding with no shares subject to forfeiture.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class B common stock will have the right to elect all of the Company’s directors prior to the consummation of the initial Business Combination. On any other matter submitted to a vote of the Company’s stockholders, holders of Class B common stock and holders of Class A common stock will vote together as a single class, except as required by applicable law or stock exchange rule.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to the closing of the initial Business Combination, the ratio at which shares of Class

B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (including the forward purchase shares) excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination in consideration for such seller’s interest in the Business Combination target and any Private Placement Warrants issued upon the conversion of Working Capital Loans made to the Company.

Note 8—Fair Value Measurements

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

March 31, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$275,011,740	$—	$—
Liabilities:
Derivative warrant liabilities	$8,360,000	$—	$7,853,330

December 31, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$275,000,000	$—	$—
Liabilities:
Derivative warrant liabilities	$—	$—	$16,905,000

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement as of March 31, 2021.

Level 1 instruments include investments in mutual funds invested in government securities and Public Warrants. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Public Warrants issued in connection with the Public Offering was initially measured at fair value using a Monte Carlo simulation model and subsequently based on the listed market price of such warrants, a Level 1 measurement, as of March 31, 2021. The fair value of the Private Placement Warrants was estimated using the Black-Scholes model. For the period ended March 31, 2021, the Company recognized income on the unaudited condensed statement of operations resulting from an decrease in the fair value of liabilities of approximately $0.7 million presented as change in fair value of derivative warrant liabilities on the accompanying unaudited condensed statement of operations.

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical and implied volatilities of select peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs utilized to measure the fair value of the Private Placement Warrants at the measurement dates and the Public Warrants as of December 31, 2021 only:

	As of December 31, 2020	As of March 31, 2021
Volatility	14% - 23%	21.0%
Stock price	$10.41 - $10.56	$9.92
Expected life of the options to convert	5.72	5.25
Risk-free rate	0.46%	0.98%
Dividend yield	0.0%	0.0%

The change in the fair value of the derivative warrant liabilities for the three months ended March 31, 2021 is summarized as follows:

Derivative warrant liabilities as of January 1, 2021	$16,905,000
Change in fair value of derivative warrant liabilities	$(691,670)
Derivative warrant liabilities as of March 31, 2021	$16,213,330

Note 9—Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through May __, 2021, the date the unaudited condensed financial statements were available for issuance, require potential adjustment to or disclosure in the unaudited condensed financial statements and has concluded that, other than contained herein, all such events that would require recognition or disclosure have been recognized or disclosed.

ANNEX A: BUSINESS COMBINATION AGREEMENT

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

by and among

NEBULA CARAVEL ACQUISITION CORP.,

FETCH MERGER SUB, INC.,

and

A PLACE FOR ROVER, INC. D/B/A ROVER

dated as of February 10, 2021

A-i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-42
5.1.	Company Organization	A-42
5.2.	Due Authorization	A-42
5.3.	No Conflict	A-43
5.4.	Litigation and Proceedings	A-43
5.5.	SEC Filings	A-43
5.6.	Internal Controls; Listing; Financial Statements	A-44
5.7.	Governmental Authorities; Approvals	A-44
5.8.	Trust Account	A-45
5.9.	Investment Company Act; JOBS Act	A-45
5.10.	Absence of Changes	A-45
5.11.	No Undisclosed Liabilities	A-45
5.12.	Capitalization of Parent	A-46
5.13.	Brokers’ Fees	A-47
5.14.	Indebtedness	A-47
5.15.	Taxes	A-47
5.16.	Business Activities	A-48
5.17.	Nasdaq Stock Market Quotation	A-49
5.18.	Registration Statement, Proxy Statement and Proxy Statement/Registration Statement	A-49
5.19.	No Outside Reliance	A-49
5.20.	No Additional Representation or Warranties	A-50
ARTICLE VI COVENANTS		A-50
6.1.	Company Conduct of Business	A-50
6.2.	Parent Conduct of Business	A-52
6.3.	Access	A-53
6.4.	Preparation and Delivery of Additional Company Financial Statements	A-53
6.5.	No Solicitation by the Company	A-53
6.6.	No Solicitation by Parent	A-54
6.7.	Preparation of Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals	A-54
6.8.	Support of Transaction	A-56
6.9.	HSR Act; Other Filings	A-56
6.10.	Equity Financing	A-57
6.11.	Employee Matters	A-58
6.12.	Post-Closing Directors and Officers of Parent	A-59
6.13.	Indemnification and Insurance	A-60
6.14.	Affiliate Agreements	A-60
6.15.	Section 16 Matters	A-60
6.16.	Trust Account Proceeds and Related Available Equity	A-60
6.17.	Nasdaq Listing	A-61
6.18.	Parent Public Filings	A-61
6.19.	PIPE Subscriptions; Sponsor Backstop Subscription Agreement	A-61
ARTICLE VII CONDITIONS TO OBLIGATIONS		A-61
7.1.	Conditions to Obligations of Parent, Merger Sub, and the Company	A-61
7.2.	Conditions to Obligations of Parent and Merger Sub	A-62
7.3.	Conditions to the Obligations of the Company	A-62
ARTICLE VIII TERMINATION/EFFECTIVENESS		A-63
8.1.	Termination	A-63
8.2.	Effect of Termination	A-63
ARTICLE IX MISCELLANEOUS		A-64
9.1.	Trust Account Waiver	A-64
9.2.	Waiver	A-64
9.3.	Notices	A-64
9.4.	Assignment	A-65

A-ii

9.5.	Rights of Third Parties	A-65
9.6.	Expenses	A-65
9.7.	Governing Law; Jurisdiction	A-66
9.8.	Waiver of Jury Trial	A-66
9.9.	Company and Parent Disclosure Letters	A-66
9.10.	Entire Agreement	A-66
9.11.	Amendments	A-67
9.12.	Publicity	A-67
9.13.	Severability	A-67
9.14.	Headings; Counterparts	A-67
9.15.	Enforcement	A-67
9.16.	Non-Recourse	A-67
9.17.	Non-Survival of Representations, Warranties and Covenants	A-68
9.18.	Legal Representation	A-68

A-iii

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of Parent
Exhibit B	Form of Bylaws of Parent
Exhibit C	Form of Investor Rights Agreement
Exhibit D	Form of Lock-Up Agreement

A-iv

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

This Business Combination Agreement and Plan of Merger, dated as of February 10, 2021 (as amended, restated, modified or supplemented in accordance with its terms, this “Agreement”), is made and entered into by and among Nebula Caravel Acquisition Corp., a Delaware corporation (“Parent”), Fetch Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”) and A Place for Rover, Inc. d/b/a Rover, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (x) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”); and (y) Parent will change its name to “Rover Group, Inc.”;

WHEREAS, upon the Effective Time (as defined below), all shares of the Company Capital Stock (as defined below) will be converted into the right to receive the Aggregate Merger Consideration as set forth in this Agreement, all Options (as defined below) will be assumed and converted into stock options to purchase shares of Parent Class A Common Stock (as defined below) and all Company Warrants (as defined below) will be assumed and converted into warrants to purchase shares of Parent Class A Common Stock;

WHEREAS, each of the parties hereto intends that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined below) and the Treasury Regulations, to which each of Parent and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations;

WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this agreement by the Company’s stockholders;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Requisite Company Stockholders have each executed and delivered to Parent a Company Holders Support Agreement (as defined below) pursuant to which the Requisite Company Stockholders have agreed, among other things, to vote (pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement (as defined below) shall have been declared effective and delivered or otherwise made available to stockholders, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has (i) determined that it is advisable for Parent to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Parent Stockholders and sole stockholder of Merger Sub, as applicable;

WHEREAS, Parent, as sole shareholder of Merger Sub has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Parent shall provide an opportunity to its stockholders to have their outstanding shares of Parent Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Parent’s Governing Documents (as defined below) in connection with obtaining the Parent Stockholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) the Sponsor and other Persons executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby, subject certain shares of Parent Common Stock held by the Sponsor as of the date hereof to vesting and forfeiture criteria and forfeit certain Parent Private Placement Warrants held as of the date hereof, in each case, subject to the terms and conditions set forth therein, and (ii) Parent has delivered to the Company a duly executed copy of the Sponsor Backstop Subscription Agreement (as defined below) in full force and effect, pursuant to which True Wind Capital II, L.P. and True Wind Capital II-A, L.P. have agreed to, among other things, acquire certain shares of Parent Common Stock subject to the terms and conditions set forth therein;

WHEREAS, on or prior to the date hereof, Parent entered into the Subscription Agreements (as defined below) with the PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from Parent shares of Parent Common Stock for an aggregate purchase price at least equal to Minimum PIPE Investment Amount (as defined below), such purchases to be consummated substantially concurrently with the Closing (as defined below);

WHEREAS, at the Closing, Parent shall enter into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Sponsor and the other Key Holders (as defined below), substantially in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Parent and the Company), which shall be effective as of the Closing; and

WHEREAS, at the Closing, Parent and each of the Key Holders shall enter into a Lock-Up Agreement (the “Lock-Up Agreement”) substantially in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Parent and the Company), which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I

CERTAIN DEFINITIONS

1.1.Definitions.  As used herein, the following terms shall have the following meanings:

“2020 Audited Financial Statements” has the meaning specified in Section 6.4.

“Acquisition Proposal” means, as to any Person, other than the transactions contemplated hereby and other than the acquisition or disposition of goods or services (including Intellectual Property) in the ordinary course of business, any offer or proposal relating to:  (a) any acquisition or purchase, direct or indirect, of (i) 10% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 10% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 10% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 10% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 10% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 10% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation, inquiry, proceeding, or investigation, by or before any Governmental Authority.

“Additional Parent Cash” has the meaning specified in Section 6.16(a).

“Adjustment Amount” means an amount (which may be a positive or negative number) equal to (i) the Indebtedness of the Company and its Subsidiaries as of immediately prior to the Effective Time, minus (ii) the Cash of the Company and its Subsidiaries as of 11:59 p.m. (Pacific Time) on the Business Day immediately preceding the Closing Date (excluding any such Cash that is used to pay (x) any Indebtedness or Company Transaction Expenses after such time and prior to the Effective Time or (y) any amount included in the Tax Liability Amount on the Closing Date), plus (iii) the Tax Liability Amount, plus (iv) the amount of Unpaid Transaction Expenses, minus (v) the Aggregate Exercise Price Amount.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise.  The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; provided that, notwithstanding anything to the contrary herein, except for purposes of Sections 9.5 and 9.16, in no event shall True Wind Capital or any investment funds or investment vehicles affiliated with, or managed or advised by, True Wind Capital or any portfolio company (as such term is customarily used in the private equity industry) or investment of True Wind Capital or of any such investment fund or investment vehicle or any interest therein (including the Sponsor) be deemed, treated or considered to be an “Affiliate” of Parent or its Subsidiaries (or, in each case, vice versa).

“Affiliate Agreements” has the meaning specified in Section 4.12(a)(vi).

“Aggregate Cash Election Amount” means an amount equal to (i) the total number of Cash Electing Shares, determined without giving effect to any deemed Stock Elections pursuant to Section 3.6(b), multiplied by (ii) the Per Share Value.

“Adjusted Aggregate Cash Electing Shares” means an amount equal to the quotient of (i) the Closing Cash Payment Amount divided by (ii) the Per Share Value.

“Aggregate Closing Consideration” means, collectively, (i) the Closing Cash Payment Amount and (ii) the Closing Number of Securities.

“Aggregate Exercise Price Amount” means the aggregate amount of the exercise prices of all Options and Company Warrants that are issued and outstanding immediately prior to the Effective Time, whether or not vested or exercisable.

“Aggregate Merger Consideration” means, collectively, the (i) the Closing Cash Payment Amount, (ii) the Closing Number of Securities and (iii) any Earn Out Shares issuable pursuant to Section 3.7.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 8.1(b).

“Ancillary Agreements” has the meaning specified in Section 9.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means all applicable laws, regulations, administrative orders, and decrees concerning or relating to the prevention of money laundering or countering the financing of terrorism, including the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, which legislative framework is commonly referred to as the “Bank Secrecy Act,” and the rules and regulations thereunder.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal or state or foreign law, regulation or decree designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 4.8(a)(i).

“Available Parent Cash” has the meaning specified in Section 6.16(a).

“Base Purchase Price” means an amount equal to (i) $1,350,000,000.00, minus (ii) the Adjustment Amount.  For clarity, if the Adjustment Amount is a negative amount, the Base Purchase Price shall be increased by the absolute value of the Adjustment Amount pursuant to the foregoing clause (ii).

“Business Combination” has the meaning set forth in Article II of Parent’s certificate of incorporation as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Seattle, Washington are authorized or required by Law to close.

“CAA” means the Consolidated Appropriations Act, 2021.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto.

“Cash” means, with respect to any Person, all cash and cash equivalents held by such Person, determined in accordance with GAAP, plus (i) uncleared checks and deposits in transit, in each case, received or deposited or available for the account of such Person, minus (ii) uncleared checks and wires in transit, in each case, issued by such Person that are not yet credited to the account of the recipient thereof, minus (iii) any restricted cash (as defined under GAAP), plus (iv) any security deposits.

“Cash Electing Stockholder” has the meaning specified in Section 3.1(a)(i).

“Cash Electing Stockholder Pro Rata Share” means, with respect to each Cash Electing Stockholder as of the calculation of the Initial Allocation, a fraction (a) the numerator of which shall be the Cash Electing Stockholder Vested Equity Interest held by such Cash Electing Stockholder as of the Election Date and (b) the denominator of which shall be the aggregate Cash Electing Stockholder Vested Equity Interest held by all Cash Electing Stockholders as of the Election Date.

“Cash Electing Stockholder Vested Equity Interest” means, with respect to each Cash Electing Stockholder, without duplication, (i) the aggregate number of shares of Company Capital Stock held by such Cash Electing Stockholder that are issued and outstanding as of the Election Date (assuming, for purposes of this clause (i), that all outstanding shares of Company Preferred Stock have been converted into shares of Company Common Stock in accordance with Article V, Section 4(a) of the Company Certificate of Incorporation), plus (ii) the number of shares of Company Capital Stock issuable upon, or subject to, the exercise of Options that are held by such Cash Electing Stockholder as of the Election Date that are vested and exercisable as of the Election Date.

“Change of Control” shall mean the occurrence of any of the following events: (i) any transaction or series of transactions the result of which is: (x) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent; (y) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) of Persons acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination (other than, in the case of the foregoing clauses (x) and (y), any transaction in which shares of capital stock of Parent outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such transaction, at least a majority, by voting power, of the capital stock or other equity interests, as applicable, of the Parent, the surviving or successor company, or any direct or indirect parent entity of Parent or the surviving or successor company, as applicable); or (z) a sale of all or substantially all of the assets of Parent and its Subsidiaries on a consolidated basis except where such sale is to a wholly owned Subsidiary of Parent; or (ii) the following individuals cease for any reason to constitute a majority of the number of directors of Parent then serving: individuals who, on the Closing Date, constitute the Board of Directors of Parent and any new director whose appointment or election by the Board of Directors of Parent or nomination for election by Parent’s stockholders was approved or recommended by a vote of at least a majority of the directors then still in office who either were members of the Board of Directors of Parent on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii).

“Closing” has the meaning specified in Section 2.3(a).

“Closing Cash Payment Amount” means an amount equal to the lesser of (i) the Maximum Cash Payment Amount and (ii) the Aggregate Cash Election Amount.

“Closing Date” has the meaning specified in Section 2.3(a).

“Closing Number of Securities” means a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Capital Stock for which a Stock Election is made or deemed to have been made (including pursuant to Section 3.1(a)(ii) and Section 3.6), multiplied by (ii) the Per Share Securities Payment Amount.

“Closing Statements” has the meaning specified in Section 2.4(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Released Company Intellectual Property” has the meaning specified in Section 4.21(g).

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Capital Stock” means Company Common Stock and Company Preferred Stock.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, effective October 30, 2018, as amended by the Certificate of Amendment, dated April 7, 2020.

“Company Closing Statement” has the meaning specified in Section 2.4(c).

“Company Common Stock” means the common stock, par value $0.00001 per share, of the Company.

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Fundamental Representations” means the representations and warranties made pursuant to first and second sentences of Section 4.1 (Company Organization), Section 4.3 (Due Authorization), Section 4.6 (other than Section 4.6(a)(ii) and Section 4.6(a)(iv)) (Capitalization of the Company) and Section 4.16 (Brokers’ Fees).

“Company Holders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among each of the Requisite Company Stockholders, Parent and the Company, as amended or modified from time to time.

“Company Equity Incentive Plans” means the Company’s 2011 Equity Incentive Plan, as amended and the Company’s DogVacay Amended and Restated 2012 Stock Option Plan.

“Company Indemnified Parties” has the meaning specified in Section 6.13(a).

“Company Intellectual Property” has the meaning specified in Section 4.21(a).

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate prevent the ability of the Company to consummate the Merger; provided, however, that solely in the case of the foregoing clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”:  (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business, credit or financial market conditions generally, (c) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures), or change in climate, (d) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (e) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, services, supplies, materials or other goods or services purchased from third party suppliers), (f) any failure of the Company to meet any projections or forecasts (provided that this clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, lenders, servicers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (g) shall be disregarded for purposes of the representations and warranties set forth in Sections 4.4, 4.12(a)(viii) and 4.13(f) and, in each case, the condition to Closing with respect thereto), (h) the taking of any action by the Company that is expressly required by this Agreement; (i) any action taken by, or at the written request of, Parent or Merger Sub; or (j) any matter set forth on the Company Disclosure Letter; provided, further, that any Event referred to in clauses (a), (b) or (e) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Preferred Stock” means the preferred stock, par value $0.00001 per share, of the Company, including the preferred stock of the Company designated as “Series A Preferred Stock”, “Series B Preferred Stock”, “Series C Preferred Stock”, “Series D Preferred Stock”, “Series D-1 Preferred Stock”, “Series E Preferred Stock”, “Series F Preferred Stock” and “Series G Preferred Stock”.

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Company Stockholder” means a holder of a share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, as a result of the exercise or conversion, as applicable, of any Options or Company Warrants prior to the Effective Time).

“Company Stockholder Approvals” means the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Requisite Company Stockholders, in accordance with the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Transaction Expenses” means the out-of-pocket fees, costs, expenses, commissions or other amounts, incurred, paid or otherwise payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) to the extent resulting from or in connection with the negotiation, documentation, preparation, execution or performance of this Agreement, the consummation of the transactions contemplated hereby and/or the process by which the Company solicited, discussed and negotiated strategic alternatives, including (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities or other Governmental Authorities in connection with the transactions contemplated hereby, (iii) all severance payments or similar obligations or benefits payable by the Company or any of its Subsidiaries to any employee, that are or become accrued and payable as a result of the consummation of the transactions contemplated by this Agreement, together with the employer’s portion of all payroll, employment and similar Taxes in connection with such amounts (determined without regard to any ability of the Company or its Subsidiaries to defer such Taxes under the CARES Act) and (iv) all change in control, transaction, termination, tax gross-up, retention, incentive, stock appreciation, phantom stock or similar obligations, amounts, bonuses or benefits payable by the Company or any of its Subsidiaries to any employee, including all deferred compensation amounts, whether or not previously vested, that are or become accrued and payable as a result of consummation of the transactions contemplated by this Agreement (other than any such payments or obligations put in place at the written direction of Parent), together with the employer’s portion of all payroll, employment and similar Taxes in connection with such amounts (determined without regard to any ability of the Company or its Subsidiaries to defer such Taxes under the CARES Act); provided, however, that Company Transaction Expenses shall not include Transfer Taxes.

“Company Warrant” means each of the warrants issued by the Company and identified on Section 4.6(a)(iv) of the Company Disclosure Letter.

“Contracting Parties” has the meaning specified in Section 9.16.

“Contracts” means any contract, agreement, instrument, option, lease, license, sales and purchase order, warranty, note, bond, mortgage, indenture, obligation, commitment, binding application, arrangement or understanding, whether written or oral, express or implied, in each case as amended and supplemented from time to time.

“Copyleft License” means any license that requires or purports to require, as a condition of use, modification or distribution, conveyance or availability of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used, embedded, combined or distributed with such software subject to such license (i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products, services or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be licensed redistributable at no license fee.  By way of example and not limitation, Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” Licenses.

“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Action” means an inaction or action by the Company, including the establishment of any policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures that (i) is commercially reasonable, (ii) is intended to protect the health and safety of employees, independent contractors or customers of the Company or its Subsidiaries, (iii) is consistent with prevalent practices of similarly situated businesses in the industries or the locations in which the Company and its Subsidiaries operate and (iv) (x) is approved in advance in writing by Parent, (y) is consistent with the past practice of the Company in response to COVID-19 prior to the date of this Agreement (but only to the extent in compliance with applicable Law) (except for (1) any employee layoff or furlough, reduction-in-force or facility closure or shutdown, (2) any inaction or action that would reasonably be expected to have an adverse financial impact on the Company and its Subsidiaries in excess of $1,000,000 or (3) any inaction or action that would reasonably be expected to materially and adversely impact the business of the Company and its Subsidiaries) or (z) would, given the totality of the circumstances under which the Company acted or did not act, be unreasonable for Parent to withhold, condition or delay consent with respect to such action or inaction (whether or not Parent has a consent right with respect thereto).

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Governmental Order, Action, directive, guidelines or recommendations promulgated by any Governmental Authority that has jurisdiction over the Company or its Subsidiaries, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the CARES Act.

“D&O Indemnified Parties” has the meaning specified in Section 6.13(a).

“DGCL” means the Delaware General Corporation Law.

“Direct Consultant” means any current or former independent contractor who provides or has provided services directly to the Company or any of the Company’s Subsidiaries (excluding, for the avoidance of doubt, any independent contractor of the Company or any of the Company’s Subsidiaries who lists or has listed such independent contractor’s pet services through the Company’s or a Company Subsidiary’s website or other listing of pet services providers).

“Disclosure Letter” means, as applicable, either the Company Disclosure Letter or the Parent Disclosure Letter or, if the context so requires, both the Company Disclosure Letter and the Parent Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.5.

“Dollars” or “$” means lawful money of the United States.

“Earn Out Period” means the time period between the Closing Date and the seven (7) year anniversary of the Closing Date.

“Earn Out Shares” has the meaning specified in Section 3.7(a).

“Earn Out Shares Allocation Ratio” means the of quotient of (i) the sum of (A) the Earn Out Shares Allocation Number plus (B) (x) the Fully Diluted Number minus the Earn Out Shares Allocation Number multiplied by (y) one (1) minus the Earn Out Shares Discount Factor, divided by (ii) the Fully Diluted Number.

“Earn Out Shares Allocation Number” means, (a) the aggregate number of shares of Company Capital Stock that are (i) issued and outstanding immediately prior to the Effective Time (assuming, for purposes of this clause (i), that all outstanding shares of Company Preferred Stock have been converted into shares of Company Common Stock in accordance with Article V, Section 4(a) of the Company Certificate of Incorporation), or (ii) issuable upon, or subject to, the exercise of Company Warrants that are issued and outstanding immediately prior to the Effective Time, whether or not vested or exercisable minus (b) the Treasury Shares.

“Earn Out Shares Discount Factor” means ninety-nine percent (99%).

“Effective Time” has the meaning specified in Section 2.3(b).

“Enforceability Exceptions” has the meaning specified in Section 4.3(a).

“Environmental Laws” means any and all Laws (including common law) or other legally enforceable requirement regulating, relating to or imposing liability or standards of conduct concerning protection of the environment (including flora, fauna and their habitat), natural resources or human health, including employee health and safety.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Excess Shares” has the meaning specified in Section 3.1(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Export Approvals” has the meaning specified in Section 4.11(c).

“Financial Assistance” has the meaning specified in Section 4.28.

“Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“Fully Diluted Number” means, without duplication, (a) the aggregate number of shares of Company Capital Stock that are (i) issued and outstanding immediately prior to the Effective Time (assuming, for purposes of this clause (a), that all outstanding shares of Company Preferred Stock have been converted into shares of Company Common Stock in accordance with Article V, Section 4(a) of the Company Certificate of Incorporation), or (ii) issuable upon, or subject to, the exercise of Options or Company Warrants, in each case that are issued and outstanding immediately prior to the Effective Time, whether or not vested or exercisable minus (b) the Treasury Shares.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time, consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs.  For example, the “Governing Documents” of a corporation are its certificate of incorporation (including, with respect to the Company, the Company Certificate of Incorporation) and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Approval” has the meaning specified in Section 4.5.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign, multi-national, supra-national, government or governmental authority or regulatory body thereof, or political subdivision thereof, or any commission, department, board, bureau, agency, instrumentality or authority thereof, any court, tribunal, arbitrator, arbitration panel or similar judicial body or any self-regulatory organization.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, assessment or award (including any arbitration award), in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in Section 6.11(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (i) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (ii) the principal and interest components of capitalized lease obligations under GAAP, (iii) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (iv) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (v) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (vi)  deferred and unpaid purchase price obligations, “earn out” obligations or similar obligations entered into in connection with any acquisition of a business or entity by such Person, (vii) accrued severance obligations arising with respect to the termination of employment or service of any current or former employee, or otherwise in connection with a reduction in force, in each case, together with the employer’s portion of all payroll, employment and similar Taxes in connection with such amounts (determined without regard to any ability of the Company or its Subsidiaries to defer such Taxes under the CARES Act), (viii) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (i) through (vii), and (ix) all Indebtedness of another Person referred to in clauses (i) through (viii) above guaranteed directly or indirectly, jointly or severally.

“Independent Director” has the meaning specified in Section 6.12(a).

“Intellectual Property” means any and all worldwide rights in or to intellectual or industrial property, including the following: (i) patents, patent applications, invention disclosures, and all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered or common law trademarks, logos, service marks, trade dress and trade names, slogans and other source identifiers, pending applications therefor, rights of publicity, social and mobile media identifiers and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (iv) trade secrets, know-how, methods, processes, and other confidential information or proprietary rights.  “Intellectual Property” does not include Personal Information or any right to privacy therein.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investor Rights Agreement” has the meaning specified in the Recitals hereto.

“IRS” means the Internal Revenue Service.

“IT Systems” means all hardware, software, databases, code, systems, networks, websites, applications, circuits, routers and all other computer and information technology used by or on behalf the Company and its Subsidiaries in the conduct of the business of the Company and its Subsidiaries.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Key Holders” means each Person (other than the Parent and the Company) that is party to the Sponsor Support Agreement or Company Holders Support Agreement executed and delivered concurrently with the execution and delivery of this Agreement.

“Law” means any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied (except for Owned Land) by the Company or any of its Subsidiaries.

“Legal Proceedings” has the meaning specified in Section 4.10.

“Letter of Transmittal” has the meaning specified in Section 3.2(b)

“Lien” means all liens (statutory or other), mortgages, deeds of trust, pledges, hypothecations, assignment, deposit arrangement, encumbrances, charges, security interests, options, leases, subleases, restrictions, claims, encumbrances, easements, servitudes, pre-emptive rights, rights of first offer or refusal, transfer restrictions or other similar liens or encumbrances or any preferences, priorities or other agreements or preferential arrangements of any kind, whether consensual, statutory or otherwise

“Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Maximum Cash Payment Amount” means an amount equal to (i) the amount of Available Parent Cash as of the Closing, minus (ii) the amount of Unpaid Transaction Expenses, minus (iii) $250,000,000; provided that if such calculation results in a negative number, the “Maximum Cash Payment Amount” shall be deemed to be zero (0); provided, further, that in no event shall the Maximum Cash Payment Amount exceed, and the Maximum Cash Payment Amount shall, to the extent necessary, be automatically reduced to an amount such that it does not exceed, an amount equal to 19.9% multiplied by the sum of (A) the amount of the Maximum Cash Payment Amount plus (B) the product of (x) the Closing Number of Securities multiplied by (y) the closing trading price of Parent Class A Common Stock on the date that is three (3) Business Days prior to the Closing, calculated in each case of the foregoing clauses (A) and (B) disregarding the effect of this proviso, so that the Maximum Cash Payment Amount shall be reduced to the extent necessary in order to permit the transactions contemplated hereby to qualify for the intended tax treatment pursuant to Section 2.7.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Certificate” has the meaning specified in Section 2.1(a).

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.001 per share, of Merger Sub.

“Minimum Available Parent Cash Amount” has the meaning specified in Section 6.16(a).

“Minimum PIPE Investment Amount” has the meaning specified in Section 5.12(e).

“Modification in Recommendation” has the meaning specified in Section 6.7(b).

“Multiemployer Plan” has the meaning specified in Section 4.13(c).

“Nasdaq” has the meaning specified in Section 5.6(c).

“Nondisclosure Agreement” has the meaning specified in Section 9.10.

“Nonparty Affiliates” has the meaning specified in Section 9.16.

“Offer Documents” has the meaning specified in Section 6.7(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.  “Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“Option” means an option to purchase shares of Company Common Stock granted under a Company Equity Incentive Plan or otherwise granted to an employee, director, independent contractor or other service provider of the Company outside of a Company Equity Incentive Plan.

“Option Exchange Ratio” means the sum of (i) the Per Share Securities Payment Amount plus (ii) the (A) quotient of (x) the 22,500,000, divided by (y) the Fully Diluted Number multiplied by (B) the Earn Out Shares Discount Factor.

“Owned Land” has the meaning specified in Section 4.20(b).

“Parent” has the meaning specified in the Preamble hereto.

“Parent Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Parent.

“Parent Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Parent.

“Parent Closing Statement” has the meaning specified in Section 2.4(d).

“Parent Common Stock” means the Parent Class A Common Stock and Parent Class B Common Stock.

“Parent Common Stock Value Per Share” means $10.00 (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock occurring prior to the Effective Time).

“Parent Common Warrant” means a warrant to purchase one (1) share of Parent Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Parent’s initial public offering.

“Parent Disclosure Letter” has the meaning specified in the introduction to Article V.

“Parent Financial Statements” has the meaning specified in Section 5.6(d).

“Parent Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 5.1 (Parent Organization), Section 5.2 (Due Authorization), Section 5.12 (Capitalization of Parent) and Section 5.13 (Brokers’ Fees).

“Parent Indemnified Parties” has the meaning specified in Section 6.13(a).

“Parent Private Placement Warrant” means a warrant to purchase one (1) share of Parent Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Parent SEC Filings” has the meaning specified in Section 5.5.

“Parent Securities” has the meaning specified in Section 5.12(a).

“Parent Stockholder Approval” means (i) with respect to the Transaction Proposal set forth in clause (B) of the definition of “Transaction Proposals”, the approval of such Transaction Proposal by an affirmative vote of the (x) holders of at least a majority of the outstanding shares of Parent Class A Common Stock entitled to vote thereupon (as determined in accordance with Parent’s Governing Documents), voting as a single class, and (y) holders of at least a majority of the outstanding shares of Parent Class B Common Stock entitled to vote thereupon (as determined in accordance with Parent’s Governing Documents), voting as a single class, and (ii) with respect to all other Transaction Proposals, the approval of the Transaction Proposals by an affirmative vote of a majority of votes cast by holders of shares of Parent Common Stock present in person or represented by proxy and entitled to vote thereupon (as determined in accordance with Parent’s Governing Documents), in each case at an Parent Stockholders’ Meeting duly called by the Board of Directors of Parent and held for such purpose.

“Parent Stockholder Redemption” means the election of an eligible (as determined in accordance with Parent’s Governing Documents) holder of Parent Class A Common Stock to redeem all or a portion of the shares of Parent Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Parent’s Governing Documents) in connection with the Transaction Proposals.

“Parent Stockholder Redemption Amount” means the aggregate amount payable with respect to all Parent Stockholder Redemptions.

“Parent Stockholders” means the stockholders of Parent as of immediately prior to the Effective Time.

“Parent Stockholders’ Meeting” has the meaning specified in Section 6.7(b).

“Parent Transaction Expenses” means the out-of-pocket fees, costs, expenses, commissions or other amounts incurred, paid or otherwise payable by or on behalf of Parent or Parent’s Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation, preparation, execution or performance of this

Agreement or otherwise in connection with the transactions contemplated hereby, including: (i) deferred underwriting commissions disclosed in any Parent SEC Filings, (ii) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, legal, accounting, tax, public relations and investor relations advisors, the Trustee and transfer or exchange agent, as applicable, and limited and customary other professional fees (including proxy solicitors, financial printers, consultants and administrative service providers) (iii) costs and expenses related to (x) directors’ and officers’ liability insurance or (y) the preparation, filing and distribution of the Proxy Statement/Registration Statement and other Parent SEC Filings, (iv) amounts outstanding under Working Capital Loans, or (v) filing fees paid or payable by or on behalf of Parent or any of its Affiliates to Antitrust Authorities or other Governmental Authorities in connection with the transactions contemplated hereby; provided, however, that Parent Transaction Expenses shall not include Transfer Taxes.

“Parent Warrants” means the Parent Common Warrants and the Parent Private Placement Warrants.

“Payment Spreadsheet” has the meaning specified in Section 2.4(c).

“Per Share Earn Out Share Amount” means the Per Share Triggering Event I Earn Out Share Amount, the Per Share Triggering Event II Earn Out Share Amount and the Per Share Triggering Event III Earn Out Share Amount.

“Per Share Securities Payment Amount” means a number of shares of Parent Class A Common Stock equal to the quotient of (i) the Per Share Value, divided by (ii) the Parent Common Stock Value Per Share.

“Per Share Triggering Event I Earn Out Share Amount” means a number of shares of Parent Class A Common Stock equal to the quotient of (i) the Triggering Event I Earn Out Shares, divided by (ii) the Earn Out Shares Allocation Number.

“Per Share Triggering Event II Earn Out Share Amount” means a number of shares of Parent Class A Common Stock equal to the quotient of (i) the Triggering Event II Earn Out Shares, divided by (ii) the Earn Out Shares Allocation Number.

“Per Share Triggering Event III Earn Out Share Amount” means a number of shares of Parent Class A Common Stock equal to the quotient of (i) the Triggering Event III Earn Out Shares, divided by (ii) the Earn Out Shares Allocation Number.

“Per Share Value” means the quotient of (i) the Base Purchase Price divided by (ii) the Fully Diluted Number.

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or (B) which are being contested in good faith through (if then appropriate) appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under the Real Property Lease, and (C) any Liens encumbering the Owned Land of which the Leased Real Property is a party, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, (xi) restrictions on transfer under applicable securities Laws and (x) all other Liens that do not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the Company and its Subsidiaries.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means information that is defined as “personal data”, “personal information”, “non-public personal information”, “personally identifiable information” or “PII” or any similar term, or is otherwise regulated, by applicable Law relating to privacy, data protection or cybersecurity.

“Personal Information Laws and Policies” has the meaning set forth in Section 4.22(a).

“PIPE Investment” means the purchase of shares of Parent Class A Common Stock pursuant to the Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price for the shares in the PIPE Investment.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“PPP Loan” means a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act or title III of the CAA.

“Privacy Policies” has the meaning set forth in Section 4.22(a).

“Prospectus” has the meaning specified in Section 9.1.

“Proxy Statement” has the meaning specified in Section 6.7(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 6.7(a)(i).

“Q3 Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“Real Property Leases” has the meaning specified in Section 4.20(a)(iii).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 6.7(a).

“Remaining Cash Electing Stockholder” shall mean, with respect to any Subsequent Allocation or any Residual Allocation, as applicable, any Cash Electing Stockholder that has not been previously allocated a number of Available Cash Electing Shares pursuant to the Initial Allocation or any previous Subsequent Allocation equal to the number of shares of Company Capital Stock with respect to which such Cash Electing Stockholder has made a Cash Election in accordance with Section 3.6.

“Remaining Cash Electing Stockholder Pro Rata Share” means, with respect to each Remaining Cash Electing Stockholder as of the calculation of any Subsequent Allocation or any Residual Allocation, a fraction (a) the numerator of which shall be the Cash Electing Stockholder Vested Equity Interest held by such Remaining Cash Electing Stockholder as of the Election Date and (b) the denominator shall mean the aggregate Cash Electing Stockholder Vested Equity Interest held by all then Remaining Cash Electing Stockholders as of the Election Date.

“Requisite Company Stockholders” means the holders of (i) a majority of the shares of Company Preferred Stock outstanding, voting together as a single class on an as-converted to Company Common Stock basis (with all shares of Company Preferred Stock being treated as if they had been converted to shares of Company Common Stock in accordance with Article V, Section 4(a) of the Company Certificate of Incorporation), and (ii) a majority of the shares of Company Capital Stock outstanding, voting together as a single class on an as-converted to Company Common Stock basis (with all shares of Company Preferred Stock being treated as if they had been converted to shares of Company Common Stock in accordance with Article V, Section 4(a) of the Company Certificate of Incorporation), in each case of the foregoing clauses (i) and (ii) determined as of the record date for determining stockholders of the Company entitled to consent in writing with respect to the Company Stockholder Approvals.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (including, at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person that is the target of Sanctions Laws, including (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means any trade, economic or financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities” has the meaning specified in Section 4.6(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Nebula Caravel Holdings, LLC, a Delaware limited liability company.

“Sponsor Backstop Amount” means the amount of proceeds actually received by Parent pursuant to the purchase of shares of Parent Class A Common Stock specified in Section 1.1(a) of the Sponsor Backstop Subscription Agreement.

“Sponsor Backstop Subscription Agreement” means that certain Backstop Subscription Agreement, dated as of the date hereof, by and among the Sponsor, Parent and the Company, as amended or modified from time to time.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Parent, the Company and certain other parties thereto, as amended or modified from time to time.

“STB” has the meaning specified in Section 9.18(b)

“STB Privileged Communications” has the meaning specified in Section 9.18(b).

“STB Waiving Parties” has the meaning specified in Section 9.18(b).

“STB WP Group” has the meaning specified in Section 9.18(b).

“Straddle Period” means any taxable period beginning on or before, and ending after, the Closing Date.

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated; provided, that for purposes of Section 5.12(e) and Section 6.19, “Subscription Agreements” shall also be deemed to include the Sponsor Backstop Subscription Agreement.

“Subsidiary” means, with respect to any Person (for purposes of this definition, the “Controlling Company”), any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Controlling Company or (ii) with respect to which the Controlling Company or its Subsidiaries is a general partner or managing member.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax Allocation Principles” shall apply as follows: (i) to the extent permitted or required by applicable Law, the taxable year of the Company that includes the Closing Date shall be treated as closing on (and including) the Closing Date; and (ii) to the extent the treatment in clause (i) is not permitted, for purposes of determining the Tax Liability Amount, the amount of Taxes allocable to the pre-Closing portion of any Straddle Period shall be deemed to include the amount that would be payable if the relevant taxable period of the Company and all other relevant entities ended on and included the Closing Date, provided that any exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of dates in each period.

“Tax Liability Amount” means, without duplication, determined as of the Closing Date, the amount of any unpaid Taxes of the Company (whether or not then due) for any taxable period (or portion thereof) ending on or before the Closing Date, which amount shall be calculated (i) by calculating any Taxes for Straddle Periods using the Tax Allocation Principles, (ii) by including any unpaid Tax liabilities of the Company for any Tax period as a result of any inclusion under Section 951 or Section 951A of the Code to the extent attributable to a taxable period (or portion thereof) ending on or before the Closing Date (for the avoidance of doubt, calculated in accordance with the Tax Allocation Principles), (iii) by taking into account any net operating losses and any other Tax assets only to the extent (if any) that they would actually reduce (but not below zero) the amount of the Taxes owed with respect to a taxable period ending on or prior to the Closing Date and (iv) by treating any agreed or required adjustments in respect of a taxable period (or portion thereof) ending after the Closing Date pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) as having occurred in a taxable period ending on or before the Closing Date; provided, in all cases, that in no event shall the Tax Liability Amount be a negative number.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and any other charge of any kind in the nature of (or similar to) taxes whatsoever, in each case including any interest, penalty, or addition thereto.

“Title IV Plan” has the meaning specified in Section 4.13(c).

“Top Vendors” has the meaning specified in Section 4.26(a).

“Trading Day” means any day on which shares of Parent Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of Parent Class A Common Stock are then traded.

“Transaction Proposals” has the meaning specified in Section 6.7(b).

“Transfer Taxes” means any and all transfer, documentary, sales, use, real property, stamp, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” has the meaning specified in Section 3.1(a).

“Triggering Event” means any of Triggering Event I, Triggering Event II and Triggering Event III.

“Triggering Event I” means that the VWAP of Parent Class A Common Stock is, at any time during the Earn Out Period, greater than or equal to $12.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock occurring on or after the Closing).

“Triggering Event I Earn Out Shares” means a number of shares of Parent Class A Common Stock equal to the product of (i) 10,000,000 shares of Parent Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock occurring on or after the Closing), multiplied by (ii) the Earn Out Shares Allocation Ratio.

“Triggering Event II” means that the VWAP of Parent Class A Common Stock is, at any time during the Earn Out Period, greater than or equal to $14.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock occurring on or after the Closing).

“Triggering Event II Earn Out Shares” means a number of shares of Parent Class A Common Stock equal to the product of (i) 10,000,000 shares of Parent Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock occurring on or after the Closing), multiplied by (ii) the Earn Out Shares Allocation Ratio.

“Triggering Event III” means that the VWAP of Parent Class A Common Stock is, at any time during the Earn Out Period, greater than or equal to $16.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock occurring on or after the Closing).

“Triggering Event III Earn Out Shares” means a number of shares of Parent Class A Common Stock equal to the product of (i) 2,500,000 shares of Parent Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock occurring on or after the Closing), multiplied by (ii) the Earn Out Shares Allocation Ratio.

“True Wind Capital” means True Wind Capital Management, L.P.

“Trust Account” has the meaning specified in Section 9.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trust Amount” has the meaning specified in Section 6.16(a).

“Trustee” has the meaning specified in Section 5.8.

“Ultimate Parent Entity” has the meaning ascribed to such term in 16 C.F.R. § 801.1 and interpreted by the United States Federal Trade Commission Premerger Notification Office.

“Unpaid Company Expenses” has the meaning specified in Section 2.4(c).

“Unpaid Parent Expenses” has the meaning specified in Section 2.4(d).

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(d).

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable).  If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the board of directors of Parent.

“WARN” has the meaning specified in Section 4.14(g).

“Warrant Agreement” means the Warrant Agreement, dated as of December 8, 2020, between Parent and Continental Stock Transfer & Trust Company.

“Working Capital Loans” means any loan made to Parent by any of the Sponsor, an Affiliate of the Sponsor or any of Parent’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

“WSGR” has the meaning specified in Section 9.18(a).

“WSGR Privileged Communications” has the meaning specified in Section 9.18(a).

“WSGR Waiving Parties” has the meaning specified in Section 9.18(a).

“WSGR WP Group” has the meaning specified in Section 9.18(a).

1.2.Construction.

(a)Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”, (vi) the word “or” shall be disjunctive but not exclusive and (vii) the use of “Affiliates” and “Subsidiaries” shall be deemed to be followed by the words “as such entities exist as of the relevant date of determination”, (vii) the phrase “made available” or “delivered” by the Company to Parent or Merger Sub, when used in reference to a document, shall mean that the document was made available for viewing in the “Project Fetch” electronic data room hosted by Donnelley Financial Solutions Venue at least one Business Day prior to the date of this Agreement and (viii) the terms “ordinary course” or “ordinary course of business” shall mean “ordinary course of business consistent with past practice” (including, for the avoidance of doubt, recent past practice in light of COVID-19).  Notwithstanding anything to the contrary contained in this Agreement, nothing herein shall prevent the Company from taking or failing to take any COVID-19 Actions and (x) no such COVID-19 Actions shall be deemed to violate or breach this Agreement in any way, (y) all such COVID-19 Actions shall be deemed to constitute an action taken in the ordinary course of business and (z) no such COVID-19 Actions shall serve as a basis for Parent to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied.

(b)Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d)All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)The term “willful breach” means, with respect to any party to this Agreement, a material breach or failure to perform that is the consequence of an intentional act or omission of such party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of this Agreement.  The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud (i.e., with scienter).

1.3.Knowledge.  As used herein, (i) the phrase “to the knowledge” of the Company shall mean the actual knowledge (as opposed to imputed or constructive knowledge) of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” (as opposed to imputed or constructive knowledge) of Parent shall mean the knowledge of the individuals identified on Section 1.3 of the Parent Disclosure Letter, in each case of the foregoing clauses (i) and (ii), as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

Article II

THE MERGER; CLOSING

2.1.The Merger.

(a)Upon the terms and subject to the conditions set forth in this Agreement, Parent, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger.  The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.

(b)Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Parent.

2.2.Effects of the Merger.  At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

2.3.Closing; Effective Time.

(a)In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California 94304, at 8:00 a.m. (Pacific Time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other time and place as Parent and the Company may mutually agree in writing.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b)Subject to the satisfaction or waiver of all of the conditions set forth in Article VII of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Parent, Merger Sub, and the Company shall cause the (i)  Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL.  The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Parent and the Company in writing and specified in each of the Merger Certificate (the “Effective Time”).

2.4.Closing Deliverables.

(a)At the Closing, the Company will deliver or cause to be delivered:

(i)to Parent, a certificate signed by an executive officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been fulfilled;

(ii)to Parent, the written resignations of all of the directors of the Company (other than those Persons identified as the initial directors of the Surviving Corporation, in accordance with the provisions of Section 2.6 and Section 6.12), effective as of the Effective Time;

(iii)to Parent, the Investor Rights Agreement, duly executed by the Company and each Company Stockholder that is a Key Holder;

(iv)to Parent, evidence that the Affiliate Agreements set forth on Section 6.14 of the Company Disclosure Letter have been terminated or settled at or prior to the Closing without further liability to, or obligation of, Parent, the Company or any of the Company’s Subsidiaries; and

(v)to Parent, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b)At the Closing, Parent will deliver or cause to be delivered:

(i)to the Exchange Agent, the Aggregate Closing Consideration for further distribution to the Company Stockholders pursuant to Section 3.2.

(ii)to the Company, a certificate signed by an executive officer of Parent, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 7.3(a) and Section 7.3(b) have been fulfilled;

(iii)to the Company, the Investor Rights Agreement, duly executed by duly authorized representatives of Parent and the Sponsor;

(iv)to the Company, the Lock-Up Agreement, duly executed by a duly authorized representative of Parent; and

(v)to the Company, the written resignations of all of the directors and officers of Parent and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of Parent after the Effective Time, in accordance with the provisions of Section 2.6 and Section 6.12), effective as of the Effective Time.

(c)No sooner than five (5) or later than two (2) days prior to the Closing Date, the Company shall deliver to Parent a certificate duly executed by an authorized officer of the Company on behalf of the Company (the “Company Closing Statement”) setting forth (i) a statement of (x) the Company’s calculation of the Adjustment Amount and (y) the aggregate accrued and unpaid Company Transaction Expenses as of immediately prior to the Effective Time (the “Unpaid Company Expenses”), which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and, if reasonably required by the Trustee, the certified Taxpayer Identification Numbers, of each payee.  Promptly following delivery of the Parent Closing Statement (and in no event later than one (1) day prior to the Closing Date), the Company shall deliver to Parent a schedule setting forth the Aggregate Closing Consideration payable to the Company Stockholders (the “Payment Spreadsheet”).  The calculation and allocation of the Aggregate Closing Consideration set forth on the Payment Spreadsheet, as it may be amended pursuant to Section 2.4(e), shall be binding on all parties and Parent shall be entitled to result fully on the allocation of the Aggregate Closing Consideration set forth on the Payment Spreadsheet.

(d)No sooner than five (5) or later than (2) days prior to the Closing Date, Parent shall deliver to the Company a certificate duly executed by an authorized officer of Parent on behalf of Parent (the “Parent Closing Statement” and, together with the Company Closing Statement, the “Closing Statements”), setting forth a statement of (i) Parent’s calculation of the Available Parent Cash, the Additional Parent Cash, the Parent Stockholder Redemption Amount, the Sponsor Backstop Amount, the Excess Amount (as defined in the Sponsor Support Agreement), the Expenses Excess Amount (as defined in the Sponsor Support Agreement), (ii) Parent’s calculation of the number of Subject Shares (as defined in the Sponsor Support Agreement) or Subject Warrants (as defined in the Sponsor Support Agreement) that are vested or forfeited in connection with the Closing pursuant to Section 1.9 of the Sponsor Support Agreement and the allocation of such vesting or forfeiture among the Sponsor Parties (as defined in the Sponsor Support Agreement) and (iii) the aggregate accrued and unpaid Parent Transaction Expenses as of immediately prior to the Effective Time (the “Unpaid Parent Expenses” and, together with the Unpaid Company Expenses, the “Unpaid Transaction Expenses”).  On the Closing Date, Parent shall pay or cause to be paid, by wire transfer of immediately available funds, the Unpaid Transaction Expenses set forth on the Closing Statements; provided, that any Unpaid Company Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such Persons through the Company’s payroll.

(e)Each of the Company and Parent shall (i) provide the other party and its representatives with reasonable access to the relevant books, records and finance personnel of such party to enable the other party and its representatives to review and analyze the amounts set forth on the Closing Statements and the Payment Spreadsheet, and (ii) make such amendments to the Closing Statements and the Payment Spreadsheet as the parties may mutually and in good faith agree.

2.5.Governing Documents.

(a)The certificate of incorporation and bylaws of the Company in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of Surviving Corporation, until thereafter amended as provided therein and under the DGCL.

(b)At the Closing, Parent shall amend and restate, effective as of the Effective Time, its certificate of incorporation and bylaws in substantially the form attached as Exhibits A and B hereto, respectively (with such changes as may be agreed in writing by Parent and the Company).

2.6.Directors and Officers.

(a)Parent, Merger Sub and the Company shall take all such action necessary so that, from and after the Effective Time, the Persons set forth on Section 2.6 of the Company Disclosure Letter shall be the initial directors and officers (and in the case of such officers, holding such positions as set forth on Section 2.6 of the Company Disclosure Letter) of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

(b)Parent shall take all such action necessary so that, from and after the Effective Time, the Persons identified as the initial directors and officers of Parent after the Effective Time, in accordance with the provisions of Section 6.12, shall be the directors and officers (and in the case of such officers, holding such positions as set forth on Section 2.6 of the Company Disclosure Letter), respectively, of Parent, each to hold office in accordance with the Governing Documents of Parent.

2.7.Tax Free Reorganization Matters.  The parties intend that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Parent and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).  None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations.  The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.  The parties hereto shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, including providing customary representation letters and attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

Article III

EFFECTS OF THE MERGER ON THE COMPANY CAPITAL STOCK AND EQUITY AWARDS

3.1.Conversion of Securities.

(a)At the Effective Time, by virtue of the Merger and without any action on the part of any Company Stockholder, each share of Company Capital Stock, that is issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Capital Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”), and (ii) any shares of Company Capital Stock held by Company Stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL) shall be canceled and converted into the right to receive:

(i)if the holder of such share makes a proper election to receive cash consideration (a “Cash Election”) with respect to such share of Company Capital Stock pursuant to Section 3.6(c) (each such share, a “Cash Electing Share,” and each such holder that has made a Cash Election, a “Cash Electing Stockholder”), an amount in cash for such Cash Electing Share, without interest, equal to the Per Share Value;

(ii) if the holder of such share makes a proper election to receive Parent Class A Common Stock share consideration (a “Stock Election”), or is deemed to have made a Stock Election (including if the holder fails to make a Cash Election or Stock Election accordance the procedures set forth on Section 3.6), with respect to such share of Company Capital Stock, an amount of shares of Parent Class A Common Stock equal to the Per Share Securities Payment Amount, subject to Section 3.1(c); and

(iii)on the terms and subject to the conditions set forth in Section 3.7, an amount of shares of Parent Class A Common Stock equal to the Per Share Earn Out Share Amount, subject to Section 3.1(c).

(b)At the Effective Time, by virtue of the Merger and without any action on the part of Parent or Merger Sub, the shares of Merger Sub Capital Stock, shall be converted into one 117,000,000 shares of common stock, par value $0.00001, of the Surviving Corporation.

(c)Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Class A Common Stock shall be issued in the Merger.  In lieu of any fractional shares of Parent Class A Common Stock to which any Company Stockholder would otherwise be entitled in the Merger, the Exchange Agent (as defined below) shall round down to the nearest whole share of Parent Class A Common Stock (based on the aggregate number of shares of Parent Class A Common Stock to which such Company Stockholder would otherwise be entitled in the Merger) in each case of any issuance of shares of Parent Class A Common Stock to Company Stockholders pursuant to Section 3.1(a)(ii) or Section 3.7 (but aggregating, for such purposes, any issuances pursuant to multiple Triggering Events that may occur at the same time).  All fractional shares of Parent Class A Common Stock which a Company Stockholder would be otherwise entitled to receive as a result of the Merger shall be aggregated and calculations shall be rounded to five decimal places.  In lieu of any such fractional shares, each Company Stockholder who would otherwise be entitled to such fractional shares shall be entitled to receive an amount in cash, without interest, representing such holder’s proportionate interest in the net proceeds from the sale of shares of Parent Class A Common Stock representing all such fractional shares (the “Excess Shares”) by the Exchange Agent on behalf of all such holders in accordance with the procedures set forth in this Section 3.1(c).  The amount of cash which each Company Stockholder who would otherwise be entitled to fractional shares of Parent Class A Common Stock shall be entitled to receive shall be an amount equal to (i) the net proceeds of such sale(s) of Excess Shares by the Exchange Agent, multiplied by (ii) a fraction, the numerator of which is the amount of fractional interests to which such Company Stockholder would otherwise be entitled and the denominator of which is the aggregate number of Excess Shares.  As soon as practicable after the determination of the amount of cash, if any, to be paid to the Company Stockholders in lieu of any fractional share interests in Parent Class A Common Stock, the Exchange Agent shall make available such amounts, without interest, to the Company Stockholders entitled to receive such cash following the procedures in Section 3.2. The sale of the Excess Shares by the Exchange Agent shall be executed in round lots to the extent practicable.  Until the net proceeds of any such sale or sales have been distributed to the Company Stockholders, the Exchange Agent shall hold such proceeds in trust for such Company Stockholders.  The net proceeds of any such sale or sales of the Excess Shares to be distributed to the Company Stockholders shall be reduced by any and all commissions, transfer Taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales.

3.2.Exchange Procedures.

(a)Prior to the Closing, Parent shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Closing Consideration to the Company Stockholders.  At or before the Effective Time, Parent shall deposit with the Exchange Agent an amount of cash equal to the Closing Cash Payment Amount, a number of shares of Parent Class A Common Stock equal to the Closing Number of Securities.

(b)Reasonably promptly after the Effective Time, Parent shall send or shall cause the Exchange Agent to send, to each Company Stockholder whose Company Capital Stock was converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration and the cash amount required to be paid pursuant to Section 3.1(c), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal and instructions will be in customary form reasonably agreed by Parent and the Company) for use in such exchange (each, a “Letter of Transmittal”).

(c)Each holder of shares of Company Capital Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Closing Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent, with (i) any cash portion of the Aggregate Closing Consideration or required to be paid to Company Stockholders pursuant to Section 3.1(c) being delivered via wire transfer of immediately available funds in accordance with instructions provided in such Letter of Transmittal, and (ii) the equity portion of the Aggregate Closing Consideration being delivered via book-entry issuance, in each case of the foregoing clauses (i) and (ii), less any required Tax withholdings as provided in Section 3.3(a).  No interest shall be paid or accrued upon the transfer of any share of Company Capital Stock.

(d)Promptly following the date that is one (1) year after the Effective Time, Parent shall instruct the Exchange Agent to deliver to Parent all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate.  Thereafter, any portion of the Aggregate Closing Consideration that remains unclaimed shall be returned to Parent, and any Person that was a holder of shares of Company Capital Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Capital Stock for an applicable portion of the Aggregate Closing Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Capital Stock to Parent and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Parent shall promptly deliver, such applicable portion of the Aggregate Closing Consideration without any interest thereupon.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Closing Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws.  If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

3.3.Treatment of Options and Company Warrants.

(a)Treatment of Options.

(i)Each Option that is outstanding immediately prior to the Effective Time shall be assumed by Parent.  Each Option so assumed by Parent pursuant to this Section 3.3(a) shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Equity Incentive Plan and the option agreement relating thereto (including with respect to the vesting thereof), as in effect immediately prior to the Effective Time, except that (A) such assumed Option shall be exercisable for that number of whole shares of Parent Class A Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Option immediately prior to the Effective Time, multiplied by the Option Exchange Ratio, rounded down to the nearest whole share, and (B) the per share exercise price for the shares of Parent Class A Common Stock issuable upon exercise of such assumed Option shall be equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock at which such assumed Option was exercisable immediately prior to the Effective Time, by (y) the Option Exchange Ratio, rounded up to the nearest whole cent; provided, however, that in the case of any Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the exercise price of the Option, the number of shares purchasable pursuant to such Option and the terms and conditions of exercise of such Option shall be determined in order to comply with Section 424 of the Code.

(ii)The Company shall take all necessary actions to (i) effect the treatment of Options pursuant to this Section 3.3(a) in accordance with the applicable Company Equity Incentive Plan and the applicable award agreements, and (ii) terminate the Company Equity Incentive Plans and the shares reserved thereunder as of the Effective Time and to ensure no new awards are granted thereunder from and following the Effective Time.

(b)Treatment of Company Warrants.

(i)Each Company Warrant that is outstanding immediately prior to the Effective Time shall be assumed by Parent (except to the extent otherwise provided by the terms thereof). Each such Company Warrant shall continue to have, and be subject to, the same terms and conditions as in effect immediately prior to the Effective Time, except that (A) such Company Warrant shall be exercisable for that number of whole shares of Parent Class A Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time, multiplied by the (x) Per Share Securities Payment Amount and (y) the Per Share Earn Out Share Amount, provided that any shares of Parent Class A Common Stock issuable pursuant to this section (y) shall be issuable on account of such Company Warrant at the same time, and on the same terms and subject to the conditions, as the applicable portion of the Earn Out Shares are issuable to the Company Stockholders pursuant to Section 3.7, as if the holder of such Company Warrant were a Company Stockholder with respect to the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time, and (B) the per share exercise price for the shares of Parent Class A Common Stock issuable upon exercise of such Company Warrant shall be equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock at which such Company Warrant was exercisable immediately prior to the Effective Time, by (y) the Per Share Securities Payment Amount, rounded up to the nearest whole cent.

(ii)The Company shall take all necessary actions to effect the treatment of Company Warrants pursuant to this Section 3.3(b) in accordance with the applicable warrant agreements and shall promptly furnish to Parent copies of any resolutions adopted or agreements entered into in connection therewith.

3.4.Withholding.  Notwithstanding any other provision to this Agreement, Parent, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Parent, the Company, or the Exchange Agent, respectively).  To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made and paid to the applicable Governmental Authority.

3.5.Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company

Capital Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Capital Stock shall be treated as if they had been converted as of the Effective Time into the right to receive a portion of the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares.  The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Capital Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand.  Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or compromise, or offer to settle or compromise, any such demands.

3.6.Consideration Election Procedures.

(a)On or prior to the Election Date, each Company Stockholder entitled to receive consideration pursuant to Section 3.1(a) shall, subject to the terms of any agreement between such Company Stockholder and the Company, be entitled to specify a percentage of the number of such holder’s shares of Company Capital Stock with respect to which such holder makes a Cash Election or a Stock Election by complying with the procedures set forth in this Section 3.6.

(b)If the Maximum Cash Payment Amount exceeds the Aggregate Cash Election Amount, then each Cash Electing Stockholder will be deemed to have made a Cash Election with respect to the number of shares of Company Capital Stock with respect to which such Cash Electing Stockholder has made a Cash Election in accordance with Section 3.6.

(c)If the Aggregate Cash Election Amount exceeds the Maximum Cash Payment Amount, then the aggregate number of Cash Electing Shares shall be reduced to an amount equal to the Adjusted Aggregate Cash Electing Shares (such shares, the “Available Cash Electing Shares”).  The Available Cash Electing Shares shall be allocated among each Cash Electing Stockholder (and such Cash Electing Stockholder will automatically be deemed to have made a Cash Election only with respect to a number of shares of Company Capital Stock held by such Cash Electing Stockholder) as follows:

(i)First, each Cash Electing Stockholder shall be allocated a number of Available Cash Electing Shares equal to the lesser of (A) the number of shares of Company Capital Stock with respect to which such Cash Electing Stockholder has made a Cash Election in accordance with Section 3.6 and (B) the product of (x) the number of total Available Cash Electing Shares multiplied by (y) such Cash Electing Stockholder’s Cash Electing Stockholder Pro Rata Share (the “Initial Allocation”).

(ii)Next, each then Remaining Cash Electing Stockholder shall be allocated a number of Available Cash Electing Shares equal to the lesser of (A) the number of shares of Company Capital Stock with respect to which such Cash Electing Stockholder has made a Cash Election in accordance with Section 3.6 minus any Available Cash Electing Shares allocated to the Cash Electing Stockholders pursuant to the Initial Allocation or any previous Subsequent Allocation and (B) the product of (x) the number of total Available Cash Electing Shares that have not been previously allocated to the Cash Electing Stockholders pursuant to the Initial Allocation or any previous Subsequent Allocation (the then “Remaining Available Cash Electing Shares”) multiplied by (b) such Remaining Cash Electing Stockholder’s Remaining Cash Electing Stockholder Pro Rata Share (each a “Subsequent Allocation”).  A number of sequential Subsequent Allocations shall be repeated iteratively until such time as either (A) there remains only one Remaining Cash Electing Stockholder, who will then be allocated all then Remaining Available Cash Electing Shares or (B) all Available Cash Electing Shares have been allocated pursuant to the Initial Allocation and such Subsequent Allocations (the final allocation pursuant to (A) or (B), the “Residual Allocation”).  For clarity, upon the completion of the allocations contemplated by this Section 3.6(c), each Cash Electing Stockholder that has not been allocated pursuant to this Section 3.6(c) a number of Available Cash Electing Shares equal to the number of shares of Company Capital Stock with respect to which such Cash Electing Stockholder has made a Cash Election in accordance with Section 3.6 shall receive be allocated the same amount of Available Cash Electing Shares as a proportion of such Cash Electing Stockholder’s Cash Electing Stockholder Vested Equity Interest.

(iii)Each Cash Electing Stockholder shall automatically be deemed automatically and irrevocably be deemed to have made a Stock Election with respect to such number of shares of Company Capital Stock held by such Cash

Electing Stockholder equal to the excess of (A) the number of shares of Company Capital Stock held by such Cash Electing Stockholder (including shares with respect to which such Cash Electing Stockholder has made a Cash Election in accordance with Section 3.6) minus (B) the number of Available Cash Electing Shares that have been allocated to such Cash Electing Stockholder pursuant to the allocations contemplated by this Section 3.6(c).

(d)As promptly as reasonably practicable following the date hereof, the Company shall deliver (or cause to be delivered) to each registered holder of Company Capital Stock on the date of this Agreement a form of election (the “Form of Election”), together with instructions for completing and returning to the Company the completed and executed Form of Election.  Each Company Stockholder entitled to receive consideration pursuant to Section 3.1(a) may use the Form of Election to irrevocably make a Cash Election or a Stock Election in accordance with such instructions.  In the event that any such Company Stockholder fails to make prior to the Election Date a proper Cash Election or a Stock Election with respect to any or all shares of Company Capital Stock held such holder, then such holder shall be automatically and irrevocably be deemed to have made a Stock Election with respect to those shares.  The Company shall use its commercially reasonable efforts to make the Form of Election available to all persons who become holders of Company Capital Stock during the period between the date of this Agreement and the Election Date, and who are entitled to receive consideration pursuant to Section 3.1(a).

(e)Any applicable Company Stockholder’s election pursuant to the Form of Election will be deemed properly made only if the Company has received at its designated office, by 5:00 p.m. (Pacific time) on the tenth (10th) Business Day following the date on which the Form of Elections are first delivered to the registered holders of Company Common Stock (the “Election Date”), a Form of Election properly completed in accordance with the accompanying instructions and accompanied by any additional documents required by the instructions set forth in or accompanying the delivery of the Form of Election.  The Company shall publicly announce the Election Date upon the first delivery of the Form of Elections to the registered holders of Company Capital Stock.

(f)Any Cash Election or Stock Election is final and irrevocable, unless (i) otherwise consented to in writing by the Company (which such consent may, in the Company’s sole discretion, be provided or denied), or (ii) this Agreement is validly terminated in accordance with Article VIII, in which case all Cash Elections and Stock Elections shall automatically be revoked concurrently with the termination of this Agreement.  Without limiting the application of any other transfer restrictions that may otherwise exist, after a Cash Election or a Stock Election is validly made or deemed to be made with respect to any shares of Company Capital Stock, no further registration of transfers of such shares shall be made on the stock transfer books of the Company until following the Effective Time, unless and until such Cash Election or Stock Election is validly revoked in accordance with this Section 3.6.

(g)The determination of the Company shall be final, conclusive and binding in the event of ambiguity or uncertainty as to whether or not a Cash Election or a Stock Election has been properly made, deemed to be made, or revoked pursuant to this Section 3.6. The Company shall also make all computations contemplated by Section 3.6, and this computation shall be final, conclusive and binding (other than in the case of manifest error).  The Company may make any rules, subject to Parent’s prior written approval (such approval not to be unreasonably withheld, conditioned or delayed), as are consistent with this Section 3.6 for the implementation of Cash Elections and Stock Elections as shall be necessary or desirable to effect such elections in accordance with the terms of this Agreement.  Notwithstanding the foregoing or anything herein to the contrary, Parent and the Company shall reduce any Company Stockholder’s Cash Election to the extent reasonably necessary in order to permit the transactions contemplated hereby the qualify for the intended tax treatment pursuant to Section 2.7.

3.7.Issuance of Earn Out Shares to Company Stockholders.

(a)Following the Closing, and as additional consideration for the Merger, within ten (10) Business Days after the occurrence of a Triggering Event, Parent shall issue, or cause the Exchange Agent or any replacement transfer agent engaged by Parent to issue, to each Company Stockholder the following amount of shares of Parent Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock occurring on or after the Closing) (the “Earn Out Shares”), with respect each share of Company Capital Stock, that is issued and outstanding immediately prior to the Effective Time and held by such Company Stockholder immediately prior to the Effective Time (other than any shares of Company Capital Stock held by Company Stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL), on the terms and subject to the conditions:

(i)Upon the occurrence of Triggering Event I, the Per Share Triggering Event I Earn Out Share Amount;

(ii)Upon the occurrence of Triggering Event II, the Per Share Triggering Event II Earn Out Share Amount; and

(iii)Upon the occurrence of Triggering Event III, the Per Share Triggering Event III Earn Out Share Amount.

(b)For the avoidance of doubt, the Company Stockholders shall be entitled to receive Earn Out Shares upon the occurrence of each Triggering Event; provided, however, that (i) each Triggering Event shall only occur once, if at all, (ii) multiple Triggering Events may occur at the same time and (iii) notwithstanding anything herein to the contrary, in no event shall the Company Stockholders in the aggregate be entitled to receive an aggregate number of Earn Out Shares in excess of the product of (A) 22,500,000 multiplied by (B) the Earn Out Shares Allocation Ratio.

(c)If, during the Earn Out Period, there is a Change of Control, then immediately prior to the consummation of such Change of Control: (a) any Triggering Event that has not previously occurred shall be deemed to have occurred; and (b) Parent shall issue the applicable Earn Out Shares to the Company Stockholders (in accordance with their respective pro rata share), and the recipients of such issued Earn Out Shares shall be eligible to participate in such Change of Control with respect to such Earn Out Shares.

(d)Any issuance of Earn Out Shares, including any issuance of Earn Out Shares made upon the occurrence of a Change of Control pursuant to Section 3.7(c), shall be treated as an adjustment to the Aggregate Merger Consideration by the parties for Tax purposes, unless otherwise required by Tax law.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Parent and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

4.1.Company Organization.  The Company has been duly incorporated and is validly existing under the Laws of the State of Delaware.  The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Parent, are true, correct and complete.  The Company has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be material to the Company.  The Company is not in breach or violation of any of the provisions contained in its Governing Documents in any material respect.  The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

4.2.Subsidiaries.  A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, and the name of any equityholder other than the Company or any Subsidiary of the Company is set forth on Section 4.2 of the Company Disclosure Letter.  The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole.  True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Parent by or on behalf of the Company, and none of the Company’s Subsidiaries is in breach or violation of any of the provisions contained in its Governing Documents in any material respect.  Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.3.Due Authorization.

(a)Other than the Company Stockholder Approvals, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder.  The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding other than the Company Stockholder Approvals on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby.  This Agreement has been, and on or prior to the Closing and upon execution by the Company, such other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (the “Enforceability Exceptions”).

(b)On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions unanimously (i) determining that this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including the Merger) are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including the Merger).  A certified copy of such resolutions has been provided to Parent prior to the execution and delivery of this Agreement by the Company.  No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger other than the Company Stockholder Approvals.

4.4.No Conflict.  Subject to the receipt of the Governmental Approvals set forth in Section 4.5, and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) subject to receipt of the Company Stockholder Approvals, violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law (subject, in the case of the DGCL, to receipt of the Company Stockholder Approvals), Permit or Governmental Order or Personal Information Laws and Policies applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

4.5.Governmental Authorities; Approvals.  Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Approval”) is required on the part of the Company or its Subsidiaries, or on the part of Parent as a result of any Permit held (or required to be held) by the Company or its Subsidiaries, with respect to the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of applicable U.S. and state securities laws, the HSR Act; (ii) any Governmental Approvals required on the part of the Company or its Subsidiaries, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with, on a timely basis, any material obligation of the Company under this Agreement or the Ancillary Agreements, to consummate the transactions contemplated hereby or thereby, or to conduct the business of the Company and its Subsidiaries as currently conducted in all material respects; and (iii) the filing of the Merger Certificate in accordance with the DGCL.

4.6.Capitalization of the Company.

(a)As of the date of this Agreement, the authorized capital stock of the Company consists of 231,861,108 total shares, each with a par value of $0.00001 per share, comprised of: (i) 144,250,000 shares of Company Common Stock, of which 29,430,092 shares are issued and outstanding as of the date of this Agreement; and (ii) 87,611,108 shares of Company Preferred Stock, of which (A) 8,710,087 shares have been designated as “Series A Preferred Stock”, 8,710,087 of which are issued and outstanding as of the date of this Agreement, (B) 14,104,309 shares have been designated as “Series B Preferred Stock”, 14,104,309 of which are issued and outstanding as of the date of this Agreement, (C) 12,430,344 shares have been designated as “Series C Preferred Stock”, 12,430,344 of which are issued and outstanding as of the date of this Agreement, (D) 7,667,172 shares have been designated as “Series D Preferred Stock”, 7,667,172 of which are issued and outstanding as of the date of this Agreement, (E) 3,358,764shares have been designated as “Series D-1 Preferred Stock”, 3,358,764 of which are issued and outstanding as of the date of this Agreement, (F) 11,021,106 shares have been designated as “Series E Preferred Stock”, 11,021,106 of which are issued and outstanding as of the date of this Agreement, (G) 11,772,159 shares have been designated as “Series F Preferred Stock”, 11,772,159 of which are issued and outstanding as of the date of this Agreement and (H) 18,537,167 shares have been designated as “Series G Preferred Stock”, 18,422,997 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Capital Stock (x) have been duly authorized and validly issued and are fully paid and non-assessable; (y) have been offered, sold and issued in compliance with (A) applicable Law, including federal and state securities Laws, and all requirements set forth in the Governing Documents of the Company and (B) any other applicable Contracts governing the issuance of such securities; and (z) are not subject to, nor have they been issued in breach or violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound.

(i)As of the date of this Agreement, Options to purchase 20,413,459 Company Common Stock are outstanding.

(ii)The Company has provided to Parent, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds an Option, including the number of shares of Company Common Stock subject thereto, vesting schedule and, if applicable, the exercise price thereof.  All Options are evidenced by award agreements in substantially the forms previously made available to Parent, and no Option is subject to terms that are materially different from those set forth in such forms.  Each Option was validly issued and either properly approved by, or issued pursuant to an Option properly approved by, the Board of Directors of the Company (or appropriate committee thereof), and each outstanding Option has an exercise price equal to or greater than the fair market value of a share of Company Common Stock on the date such Option was granted.

(iii)As of the date of this Agreement, Company Warrants to purchase 1,077,498 Company Common Stock are outstanding.

(iv)The Company has provided to Parent, prior to the date of this Agreement, a true and complete list of each Person who holds a Company Warrant, including the number of shares of Company Common Stock subject thereto, the expiration date and the exercise or strike price thereof.  All Company Warrants are evidenced by warrant agreements in substantially the forms previously made available to Parent, and no Company Warrant is subject to terms that are materially different from those set forth in such forms.  Each Company Warrant was validly issued and either properly approved by, or issued pursuant to a warrant agreement properly approved by, the Board of Directors of the Company (or appropriate committee thereof).  The Company has made available to Parent true and complete copies of all agreements governing each Company Warrant.  Each Company Warrant was granted in compliance with all applicable Laws and the Company’s Governing Documents.

(b)Except as set forth in Section 4.6(a), or on Section 4.6(a)(ii) or Section 4.6(a)(iv) of the Company Disclosure Letter, as of the date of this Agreement, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue or register, or that restrict the transfer or voting of, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company or any of its Subsidiaries (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Securities”), (v) no calls, subscriptions, pre-emptive rights, Contracts, agreements, arrangements, understandings or other commitments of any kind for the purchase or issuance of Securities, (vi) no “phantom stock” or similar obligations of the Company or any of its Subsidiaries, (vii) no Contracts requiring the Company or any of its Subsidiaries to acquire any equity interest of any other Person and (viii) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company.

4.7.Capitalization of Subsidiaries.

(a)The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party.

(b)The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.  Except as set forth on Section 4.7(b) of the Company Disclosure Letter, neither the Company nor its Subsidiaries hold any Securities of any Person.

4.8.Financial Statements.

(a)The Company has previously made available to Parent:

(i)true and complete copies of the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows, and stockholders’ equity of the Company and its Subsidiaries as of and for the years ended December 31, 2019 and December 31, 2018, together with the auditor’s reports thereon (the “Audited Financial Statements”); and

(ii)true and complete copies of the unaudited condensed consolidated balance sheet and statements of operations and comprehensive loss, cash flows and stockholders’ equity of the Company and its Subsidiaries as of and for the twelve-month period ended September 30, 2020 (the “Q3 Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b)Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Audited Financial Statements, the Q3 Financial Statements and if applicable, when delivered pursuant to Section 6.4, the 2020 Audited Financial Statements, in each case, (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q3 Financial Statements to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Q3 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.4, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)The Company and each of the Company’s Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP.  Neither the Company (including any employee thereof) nor any independent auditor of the Company has identified or been made aware of (x) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (y) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (z) any claim or allegation regarding any of the foregoing.

(d)Section 4.8(d) of the Company Disclosure Letter sets forth (i) the Indebtedness of the Company and its Subsidiaries as of the date hereof and (ii) the Cash of the Company and its Subsidiaries as of the date hereof.

4.9.Undisclosed Liabilities.  Except as set forth on Section 4.8(a) of the Company Disclosure Letter, there is no other liability, debt or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, of the Company and its Subsidiaries, (c) that will be discharged or paid off prior to or at the Closing, (d) which are reflected in the amount of Unpaid Company Expenses stated in the Company Closing Statement, (e) arising in the ordinary course of business under Contracts of the Company or any of its Subsidiaries existing as of the date hereof or (f) which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

4.10.Litigation and Proceedings.  Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date hereof (a) there are no initiated, pending or, to the knowledge of the Company, threatened, Actions, or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets that, if decided against the Company, would reasonably be expected to result in damages and costs of $300,000 or greater; or (b) other than examinations conducted in the ordinary course of a Governmental Authority’s generally applicable supervisory jurisdiction, no investigations or other inquiries have been initiated, are pending, or, to the knowledge of the Company, have been threatened against, the Company or any of the Company’s Subsidiaries or their respective properties or assets by any Governmental Authority; and (c) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, in each case of the foregoing clauses (b) or (c), that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

4.11.Legal Compliance.

(a)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries is, and for the prior three (3) years has been, in compliance with all applicable Laws. The Company and its Subsidiaries maintain a program of policies, procedures, and internal controls reasonably designed and implemented to ensure compliance in all material respects with applicable Law. Neither the Company nor any of its Subsidiaries or any of the officers, directors or employees thereof acting in such capacity, has received any written notice of, or been charged with, the violation of any Laws by an Governmental Authority.

(b)For the past three (3) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to:  (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws. To the knowledge of the Company, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

(c)The Company and its Subsidiaries (i) are, and have been for the past three (3) years, in compliance in all material respects with all Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and

Sanctions Laws (the “Export Approvals”).  There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws or any Export Approvals.  Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

4.12.Contracts; No Defaults.

(a)Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xiv) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan.  True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Parent or its agents or representatives, together with all amendments thereto.

(i)Any Contract with any of the Top Vendors;

(ii)Each debenture, Contract or other evidence of Indebtedness of the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $1 million;

(iii)Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last three (3) years, in each case, involving payments in excess of $1 million other than (A) Contracts in which the applicable acquisition or disposition has been consummated and there are no liabilities of the Company or its Subsidiaries remaining or obligations of the Company or its Subsidiaries ongoing and (B) any disposition of assets by the Company or any of its Subsidiaries in the ordinary course of business;

(iv)The Real Property Leases set forth on Section 4.20(a) of the Company Disclosure Letter;

(v)Each Contract involving the formation of a joint venture, partnership, strategic alliance or limited liability company (other than a wholly-owned Subsidiary of the Company);

(vi)Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand, to the extent such Contracts are material to the Company and its Subsidiaries (collectively, “Affiliate Agreements”);

(vii)Contracts with each current employee or Direct Consultant that provide annual base compensation (excluding bonus and other benefits) in excess of $350,000;

(viii)Contracts with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(ix)Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union, works council or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(x)Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue), related to use of Intellectual Property by or of the Company and its Subsidiaries and material to the business of the Company and its Subsidiaries, other than nonexclusive licenses (i) to use commercially available off-the-shelf software and have a replacement cost and annual license fee of less than $1,000,000 per each such Contract; (ii)

granted to end users and service providers in the ordinary course of business, including incidental trademark licenses ancillary to marketing, printing or advertising Contracts; or (iii) entered into in the ordinary course of business without material deviations from the Company’s standard form agreements (which such standard from agreements have been made available by or on behalf of the Company to Parent prior to the date hereof);

(xi)Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(xii)Any Contract that (A) grants to any Person any preferred pricing, “most favored nation” or similar rights or (B) grant exclusivity to any Person in respect of any geographic location, any customer, or any product or service;

(xiii)Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar right to purchase or acquire exclusive rights or ownership with respect to any service, product or Intellectual Property of the Company or any of its Subsidiaries or to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries; and

(xiv)Any outstanding written commitment to enter into any Contract of the type described in paragraphs (i) through (xiii) of this Section 4.12(a).

(b)All of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto.  Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) neither the Company nor any of its Subsidiaries has received any written claim or notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

4.13.Company Benefit Plans.

(a)Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and any other material plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (each, a “Company Benefit Plan”).  The Company has delivered to Parent, to the extent applicable, true, complete and correct copies of (A) each Company Benefit Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications (C) the three (3) most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b)Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company

Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; (iv) to the knowledge of the Company, there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and (v) neither the Company nor, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.

(c)No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”) and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years.  Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d)With respect to each Company Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e)No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).  No condition exists that would prevent the Company or any Subsidiary of the Company from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Company or any Subsidiary of the Company (other than in accordance with the applicable Company Benefit Plan).

(f)Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, except as expressly provided in this Agreement, or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits (including Options) due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company.  The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code to any current or former employee, officer or other individual service provider of the Company or a Subsidiary of the Company.  No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g)All Options have been granted in accordance with the terms of the Company Equity Incentive Plan.  Each Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable.  Each Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or to be exempt under Section 409A of the Code.  The Company has made available to Parent, accurate and complete copies of (i) the Company Equity Incentive Plan, (ii) the forms of standard award agreement under the Company Equity Incentive Plan, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity based awards granted under any Company Equity Incentive Plan, together with the material terms thereof (including but not limited to grant date, exercise price, vesting terms, form of award, expiration date, and number of shares underlying such award).  The treatment of Options under this Agreement does not violate the terms of the Company Incentive Plan or any Contract governing the terms of such awards.

(h)With respect to each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States, (i) all employer contributions to each such Company Benefit Plan required by Law or by the terms of such Company Benefit Plan have been made, (ii) each such Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing, and (iii) each such Company Benefit Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws. Each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States which provides retirement benefits is a defined contribution plan.

4.14.Labor Relations; Employees.

(a)Except as set forth on Section 4.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and no labor union, works council or any other employee representative body has, to the knowledge of the Company, requested or sought to represent any of the employees of the Company or its Subsidiaries.  To the knowledge of the Company, there have been no labor organization activity involving any employees of the Company or any of its Subsidiaries.  In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(b)Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in material compliance with all applicable Laws respecting labor and employment concerning the Company’s and its Subsidiaries and Direct Consultants including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(c)In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement, (iii) notice of any charge or complaint with respect to or relating to them before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding before any Governmental Authority by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, and with respect to each of (i) through (v) herein, no such matters are pending or to the knowledge of the Company, threatened.  Except as set forth on Section 4.14(a) of the Company Disclosure Letter, no Governmental Authority has determined that the Company or its Subsidiaries has misclassified any individual as a non-employee.

(d)To the knowledge of the Company, no employee of the Company or any Company’s Subsidiaries at the executive level intends to terminate his or her employment.

(e)To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries’ is in violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of trade secrets or proprietary information.

(f)In the past three (3) years, neither the Company nor any of the Company’s Subsidiaries has entered into a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries resolving specific allegations made by such individual relating to sexual harassment or sexual misconduct by either (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at or above the level of Vice President or Senior Director.  To the knowledge of the Company, in the last three (3) years, no allegations of sexual harassment or sexual misconduct have been made against (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at or above the level of Vice President or Senior Director.

(g)In the past three (3) years, neither the Company nor any of the Company’s Subsidiaries has taken any action that would constitute a “plant closing”  or “mass layoff” within the meaning of the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state or local Law (“WARN”), issued any notification of a plant closing or mass layoff required by WARN, or incurred any liability or obligation under WARN that remains unsatisfied.  No employee terminations in connection with or immediately prior to the Closing would trigger any notice or other obligations under WARN.

(h)In the past three (3) years, the Company and each of the Company’s Subsidiaries has complied in all material respects with their respective obligations under applicable Law or any agreement with a labor union, works council or any other employee representative body to inform, consult with or obtain consent from any such entity.  The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required by applicable Law or any agreement with any such entity for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

4.15.Taxes.

(a)All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material amounts of Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts and otherwise complied in all material respects with all applicable withholding and related reporting and record-keeping requirements.

(c)Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business), which waiver or extension is currently in effect.

(d)There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(e)No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(f)There are no Tax audits or other examinations of the Company or any of its Subsidiaries presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of (nor to the knowledge of the Company has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any amount of Taxes of the Company or any of its Subsidiaries.

(g)Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(h)Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification or Tax sharing agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts not primarily related to Taxes).

(i)Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the three (3) years prior to the date of this Agreement.

(j)Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(k)No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction and, to Company’s knowledge, there is no basis for any such claim to be made.

(l)Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(m)Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code.

(n)Except as would not be material to the Company and its Subsidiaries taken as a whole, the Company and each of its Subsidiaries is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(o)Neither the Company nor any of its Subsidiaries will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, (iii) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), or (v) the application of Section 965(a) of the Code or an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(p)The Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(q)The Company has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.

(r)The Company has not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

4.16.Brokers’ Fees.  Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Parent, the Company or any of the Company’s Subsidiaries has any obligation.  For the avoidance of doubt, any fees or other commissions due to the Persons set forth on Section 4.16 of the Company Disclosure Letter shall be Company Transaction Expenses.

4.17.Insurance.  True, correct and complete copies of all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries in effect as of the date hereof have previously been made available to Parent.  All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy.

4.18.Permits(a).

(a)The Company and its Subsidiaries have obtained, and maintain, all material Permits required to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted.  Each Permit held by the Company or any of the Company’s Subsidiaries is valid, binding and in full force and effect in all material respects.  Neither the Company nor any of its Subsidiaries (i) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any Permit to which it is a party, (ii) is or has been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material Permit; or (iii) has received any written notice that any Governmental Authority that has issued any Permit intends to cancel, terminate, or not renew any such material Permit, except to the extent such Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby.

4.19.Equipment and Other Tangible Property.  The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens.  All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear excepted) and are suitable for their present use.

4.20.Real Property.

(a)Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property.  With respect to each parcel of Leased Real Property:

(i)The Company or one of its Subsidiaries holds a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii)The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.

(iii)The Company and its Subsidiaries have delivered to Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right to, the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any respect following the date of this Agreement, except in accordance with this Agreement and to the extent that such modifications have been disclosed by the copies delivered to Parent.

(iv)The Company and its Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither the Company nor any of the Company’s Subsidiaries has received any notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder.  To the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(v)As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.

(vi)Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b)None of the Company or any of its Subsidiaries owns any land or other real property (“Owned Land”).

4.21.Intellectual Property.

(a)Section 4.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered or applied-for with a Governmental Authority or a domain name registry and is owned or purported to be owned by the Company or any of the Company’s Subsidiaries, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”).  The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property and all material unregistered Intellectual Property owned or purported to be owned by the Company and such Company Subsidiary (together with the Company Registered Intellectual Property, the “Company Intellectual Property”), and all such Company Intellectual Property is subsisting and, excluding any pending applications included in the Company Registered Intellectual Property, is valid and enforceable.

(b)Except as would not be expected to be material to the Company and its Subsidiaries, the Company and its Subsidiaries, taken as a whole, own, free and clear of all Liens (other than Permitted Liens), or have a valid right to use, all Intellectual Property reasonably necessary for the conduct of the business of the Company and its Subsidiaries in as currently conducted.

(c)The Company and its Subsidiaries have not within the three (3) years preceding the date of this Agreement infringed upon, misappropriated or otherwise violated and are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any Person (with respect to patent rights of any Person only, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect), and there is no Action pending to which the Company or any of the Company’s Subsidiaries is a named party, or to the knowledge of the Company, that is threatened, alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any Person, or challenging the ownership, validity, enforceability or use of any Company Intellectual Property.

(d)Except as set forth on Section 4.21(d) of the Company Disclosure Letter, to the knowledge of the Company as of the date of this Agreement (i) no Person is infringing upon, misappropriating or otherwise violating any Company Intellectual Property, and (ii) the Company and its Subsidiaries have not sent to any Person within the three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against any Person claiming infringement or violation by or misappropriation of any Company Intellectual Property.

(e)The Company and its Subsidiaries take, and throughout the three (3) years preceding the date of this Agreement have taken, commercially reasonable measures to protect the confidentiality of trade secrets included in the Company Intellectual Property, and there has not been any unauthorized disclosure of or unauthorized access to same in any manner that, to the knowledge of the Company, has resulted or may result in the misappropriation of, or loss of any material trade secret or other rights in and to such information.

(f)To the knowledge of the Company, no IT System contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that are designed to permit unauthorized access or the unauthorized disablement or erasure of such or IT System or information or data (or any parts thereof) of the Company or its Subsidiaries or customers or partners of the Company and its Subsidiaries.

(g)The Company’s and its Subsidiaries’ use, distribution and conveyance of (i) software included in the Company Intellectual Property, and (ii) Open Source Materials, is in material compliance with all Open Source Licenses applicable thereto.  None of the Company Intellectual Property that is distributed, conveyed or otherwise made available to third parties (“Commercially Released Company Intellectual Property”) has incorporated, called, been linked to or combined or distributed with or derived from, or has embedded in it any Open Source Materials in any manner that, based on the way in which the Commercially Released Company Intellectual Property is distributed, conveyed or made available, requires or purports to require any Company Intellectual Property (i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products, services or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be licensed redistributable at no license fee.  No Person has the current or contingent right to access or possess any source code included in the Company Intellectual Property, and none of the Company nor any of its Subsidiaries has disclosed, made available or provided to any Person, or allowed any Person to access or use, any such source code, in each case, other than employees, contractors and consultants of the Company and its Subsidiaries that have confidentiality with respect to same.

4.22.Privacy and Cybersecurity.

(a)The Company and its Subsidiaries are, and during the three (3) years preceding the date of this Agreement have been, in compliance with all of the following concerning privacy, data protection or cybersecurity with respect to the collection, processing, storage, use, disclosure, retention, disposal, transfer, or protection (collectively, “Processing”) of Personal Information: (i) applicable Laws, and the applicable requirements of applicable industry and self-regulatory organizations with which the Company or any of its Subsidiaries is obligated by contract or otherwise required to comply, (ii) the Company’s and its Subsidiaries’ policies (the “Privacy Policies”), and (iii) the Company’s and its Subsidiaries’ contractual obligations, (collectively, (i)-(iii), “Personal Information Laws and Policies”), except in each case of (i)-(iii), as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  There are no Actions pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries, in each case, alleging a violation of any Personal Information Laws and Policies by the Company or any of the Company’s Subsidiaries, and during the three (3) years preceding the date of this Agreement, there have been no such Actions brought against the Company or any of the Company’s Subsidiaries.  Neither the Company nor any of the Company’s Subsidiaries has as of the date of this Agreement received any written notice from (i) any Governmental Authority or (ii) except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, any other Person, in each case, relating to an alleged violation of Personal Information Laws and Policies by the Company or any of the Company’s Subsidiaries.

(b)Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the IT Systems are in good repair and operating condition and are sufficient (including with respect to working condition, performance and capacity) for the purposes of the business of the Company and its Subsidiaries as currently conducted.  During the three (3) years preceding the date of this Agreement, (i) there have been no breaches, cyberattacks or security incidents, unauthorized uses, breakdowns, malfunctions, persistent substandard performance, or failures of, or unauthorized access to, the IT Systems (or any Personal Information or confidential data stored thereon or Processed thereby), that has caused any material disruption to, or interruption in, such IT Systems or the conduct of the business of the Company and its Subsidiaries, other than those that were resolved without, or otherwise did not involve, (i) cost or liability material to the Company and its Subsidiaries, taken as a whole or (ii) notification to any affected Person or Governmental Authority.  The Company and its Subsidiaries take, and during the three (3) preceding the date of this Agreement have taken, commercially reasonable measures designed to protect confidential, sensitive or Personal Information Processed by the Company or any of its Subsidiaries against unauthorized access, use, modification, loss, disclosure or other misuse, including through reasonable administrative, technical and physical safeguards and the timely remediation of material security audit findings known to the Company relating to IT Systems in their possession or otherwise in their control.  Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any Subsidiary of the Company has during the three (3) years preceding the date of this Agreement (i) experienced any incident in which such information was stolen, lost or improperly accessed nor (ii) to the Company’s knowledge, received any written notice or complaint or Action, or any Action threatened in writing, from any Person (including any Governmental Authority) with respect to any such incident.

4.23.Environmental Matters.

(a)The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.

(b)There has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.

(c)Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such Legal Proceeding.

(e)The Company has made available to Parent all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

4.24.Absence of Changes.  Since the date of the most recent balance sheet included in the Financial Statements, (a) except for the transactions contemplated hereby or as set forth on Section 4.24 of the Company Disclosure Letter, the business of the Company and the Company’s Subsidiaries has been conducted in all material respects, in the ordinary course of business and (b) no action has been taken with respect to the Company or its Subsidiaries or their respective businesses which, if taken after the date of this Agreement and prior to the Closing, would constitute a violation of Section 6.1 (other than Sections 6.1(e) and 6.1(h)).  From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

4.25.Information Supplied.  None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically for inclusion in the Registration Statement will, at the date on which the Proxy Statement/ Registration Statement is first mailed to the Parent Stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.26.Top Vendors.

(a)Section 4.26(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) vendors, in each case, based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2020 (the “Top Vendors”).

(b)Except as set forth on Section 4.26(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed in writing the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening in writing a material dispute against the Company or its Subsidiaries or their respective businesses.

4.27.Government Contracts.  The Company is not party to:  (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services.  Neither the Company nor any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

4.28.Financial Assistance; PPP Loans.

(a)None of the Company nor any of its Subsidiaries has applied for a loan, loan guarantee, direct loan (as that term is defined in the CARES Act) or other investment, or to receive any financial assistance or relief (howsoever defined) under any program or facility (collectively “Financial Assistance”) (i) that is established under Law, including the CARES Act, section 13(3) of the Federal Reserve Act or the CAA; and (ii) (a) that requires under Law (or any regulation, guidance, interpretation or other pronouncement of a Governmental Authority with jurisdiction for such program or facility) as a condition of such Financial Assistance, that the Company or any of its Subsidiaries agree, attest, certify or warrant that it has not, as of the date specified in such condition, repurchased, or will not repurchase during a specified period, any equity security of the Company or of any Affiliate of the Company, or that it has not, as of the date specified in such condition, made a dividend or other capital distribution or will not make a dividend or other capital distribution during a specified period, or (b) where the terms of this Agreement would cause the Company or any of its Subsidiaries under any circumstances to fail to satisfy any condition for application for or receipt or retention of such Financial Assistance.

(b)Section 4.28(b) of the Company Disclosure Letter sets forth each PPP Loan obtained by the Company.  At the time of application, and at the time each such PPP Loan was funded, the Company satisfied and continued to satisfy through the date such PPP Loan was forgiven or repaid in full all of the applicable criteria for such PPP Loan set forth in the Small Business Act (15 U.S.C. § 636(a)), the CARES Act, and the CAA, as applicable (based on applicable Law, including any official public guidance of the relevant Governmental Authority on the CARES Act and the CAA, existing as of the date of submission of the Company’s application for the PPP Loan).

4.29.No Additional Representation or Warranties.  Notwithstanding any provision of this Agreement to the contrary, except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Parent or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Parent or Merger Sub or their Affiliates.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (i) in the case of Parent, any Parent SEC Filings filed or submitted on or prior to the date hereof (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature) (it being acknowledged that nothing disclosed in such Parent SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.15), or (b) in the case of Parent and Merger Sub, in the disclosure letter delivered by Parent and Merger Sub to the Company (the “Parent Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 9.9, qualifies the correspondingly numbered and lettered representations in this Article V), Parent and Merger Sub represent and warrant to the Company as follows:

5.1.Company Organization.  Each of Parent and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware.  The copies of Parent’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Parent to the Company, are true, correct and complete.  Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be material to Parent and Merger Sub. Neither Parent nor Merger Sub is in breach or violation of any of the provisions contained in its respective Governing Documents in any material respect.  Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby.  All of the equity interests of Merger Sub are held directly by Parent.  Each of Parent and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Parent.

5.2.Due Authorization.

(a)Each of Parent and Merger Sub has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (ii) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder.  The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) duly and validly authorized and approved by the Board of Directors of Parent and by Parent as the sole stockholder of Merger Sub and (B) determined by the Board of Directors of Parent as advisable to Parent and the Parent Stockholders and recommended for approval by the Parent Stockholders.  No other corporate proceeding on the part of Parent or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Parent Stockholder Approval).  This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Parent and Merger Sub, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b)On or prior to the date of this Agreement, the Board of Directors of Parent has duly adopted resolutions unanimously (i) determining that this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including the Merger) are advisable and fair to, and in the best interests of, Parent and the Parent Stockholders and (ii) authorizing and approving the execution, delivery and performance by Parent of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including the Merger).

(c)On or prior to the date of this Agreement, the Board of Directors of Merger Sub has duly adopted resolutions unanimously (i) determining that this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including the Merger) are advisable and fair to, and in the best interests of, Merger Sub and Merger Sub’s stockholders and (ii) authorizing and approving the execution, delivery and performance by Merger Sub of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including the Merger).

5.3.No Conflict.  Subject to the Parent Stockholder Approval and receipt of the Governmental Approvals set forth in Section 5.7, the execution and delivery of this Agreement by Parent and Merger Sub and the other documents contemplated hereby by Parent and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Parent or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Parent or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Parent.

5.4.Litigation and Proceedings.  There are no pending or, to the knowledge of Parent, threatened, Legal Proceedings against Parent or Merger Sub, their respective properties or assets, or, to the knowledge of Parent, any of their respective directors, managers, officers or employees (in their capacity as such).  There is no outstanding Governmental Order imposed upon Parent or Merger Sub, nor are any assets of Parent’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Parent.  Except as would not reasonably be expected to be material to Parent and Merger Sub, taken as a whole, each of Parent and Merger Sub is in compliance with all applicable Laws. None of Parent, Merger Sub or any of the officers, directors or employees thereof acting in such capacity, has received any written notice of, or been charged with, the violation of any Laws by an Governmental Authority.

5.5.SEC Filings.  Parent has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since December 11, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Parent SEC Filings”).  Parent has furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents, and other instruments that previously had been filed by Parent with the SEC and are currently in effect.  Each of the Parent SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Parent SEC Filings.  As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Parent SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Filings.  To the knowledge of Parent, none of the Parent SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.6.Internal Controls; Listing; Financial Statements.

(a)

(i)Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act).  Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, if any, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.  Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.  Since December 11, 2020, Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent Financial Statements for external purposes in conformity with GAAP.

(ii)Neither Parent (including any employee thereof) nor Parent’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

(b)Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.  Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)Since December 11, 2020, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Markets (“Nasdaq”).  The issued and outstanding Parent Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq.  There is no Legal Proceeding pending or, to the knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Class A Common Stock or prohibit or terminate the listing of Parent Class A Common Stock on Nasdaq.

(d)The Parent SEC Filings contain true and complete copies of the audited balance sheet as of September 28, 2020, and statement of operations, cash flow and stockholders’ equity of Parent for the period from September 18, 2020 (inception) through September 28, 2020, together with the auditor’s reports thereon (the “Parent Financial Statements”).  Except as disclosed in the Parent SEC Filings, the Parent Financial Statements (i) fairly present in all material respects the financial position of Parent, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof.  The books and records of Parent have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e)There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent.  Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

5.7.Governmental Authorities; Approvals.  Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Approval is required on the part of Parent or Merger Sub with respect to Parent’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements, if any, of the Exchange Act, state securities or “Blue Sky” Laws; (ii) applicable requirements of the HSR Act; (iii) as otherwise disclosed on Section 5.7 of the Parent Disclosure Letter or Section 4.5 of the Company Disclosure Letter; and (iv) the filing of the Merger Certificate in accordance with the DGCL.

5.8.Trust Account.  As of the date of this Agreement, Parent has at least $275,000,000.00 in the Trust Account (including, if applicable, an aggregate of approximately $9,625,000.00 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity date of one hundred eighty five (185) days or less or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to that certain Investment Management Trust Agreement, dated as of December 11, 2020 (the “Trust Agreement”), between Parent and American Stock Transfer & Trust Company, as trustee (the “Trustee”).  The Trust Agreement is in full force and effect and enforceable in accordance with its terms, and the Trust Agreement has not been amended or modified.  There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Filings to be inaccurate or that would entitle any Person (other than stockholders of Parent holding shares of Parent Common Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Common Stock pursuant to Parent’s Governing Documents and the Trust Agreement and the underwriters of Parent’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account.  Prior to the Closing, none of the funds held in the Trust Account may be released other than in accordance with the Trust Agreement.  Since December 11, 2020, Parent has not released any money from the Trust Account (other than interest earned on the principal held in the Trust Account in accordance with the Trust Agreement).  There are no Actions pending or, to the knowledge of Parent, threatened with respect to the Trust Account.  Parent has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder.  As of the Effective Time, the obligations of Parent to dissolve or liquidate pursuant to Parent’s Governing Documents shall terminate, and as of the Effective Time, Parent shall have no obligation whatsoever pursuant to Parent’s Governing Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated hereby.  To Parent’s knowledge, as of the date hereof, following the Effective Time, no Parent Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Parent Stockholder is exercising an Parent Stockholder Redemption.  As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Parent or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent and Merger Sub on the Closing Date.

5.9.Investment Company Act; JOBS Act.  Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.  Parent constitutes an “emerging growth company” within the meaning of the JOBS Act.

5.10.Absence of Changes.  Since December 11, 2020, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or Merger Sub to enter into and perform their obligations under this Agreement and (b) except (i) as set forth in Section 5.10 of the Parent Disclosure Letter and (ii) for the transactions contemplated hereby, the business of Parent and Merger Sub has been conducted in all material respects, in the ordinary course of business.

5.11.No Undisclosed Liabilities.  Except for any Parent Transaction Expenses, there is no liability, debt or obligation of or claim or judgment against Parent or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent and Merger Sub, except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Parent SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Parent SEC Filings in the ordinary course of business of Parent and Merger Sub, (iii) arising under Contracts of Parent existing as of the date hereof, or (iv) which would not be, or would not reasonably be expected to be, material to Parent.

5.12.Capitalization of Parent.

(a)As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Class A Common Stock, of which 27,500,000 shares are issued and outstanding as of the date of this Agreement, and (ii) 20,000,000 shares of Parent Class B Common Stock, of which 6,875,000 shares are issued and outstanding as of the date of this Agreement and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Parent Securities”).  The foregoing represents all of the issued and outstanding Parent Securities as of the date of this Agreement.  All issued and outstanding Parent Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have not been offered, sold or issued in violation of applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Parent’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in breach or violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Parent’s Governing Documents or any Contract to which Parent is a party.

(b)Subject to the terms of conditions of the Warrant Agreement, the Parent Warrants will be exercisable (after giving effect to the Merger) for one share of Parent Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) per share.  As of the date of this Agreement, 5,500,000 Parent Common Warrants and 5,166,667 Parent Private Placement Warrants are issued and outstanding.  The Parent Warrants are not exercisable until the later of (x) December 11, 2021 and (y) thirty (30) days after the Closing.  All outstanding Parent Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, subject to the Enforceability Exceptions; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Parent’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Parent’s Governing Documents or any Contract to which Parent is a party or otherwise bound.  Except for the Subscription Agreements, the Sponsor Backstop Subscription Agreement, Parent’s Governing Documents and this Agreement, there are no outstanding Contracts of Parent to repurchase, redeem or otherwise acquire any Parent Securities.  Except as disclosed in the Parent SEC Filings and except for the Subscription Agreements and the Investor Rights Agreement, Parent is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Parent Common Stock or any other equity interests of Parent.

(c)Except as contemplated by this Agreement or other the other documents contemplated hereby (including the Sponsor Backstop Subscription Agreement), and other than in connection with the PIPE Investment, Parent has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Parent Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Parent Securities or the value of which is determined by reference to the Parent Securities, and there are no Contracts of any kind which may obligate Parent to issue, purchase, redeem or otherwise acquire any of its Parent Securities.

(d)The shares of Parent Class A Common Stock constituting the Closing Number of Securities and the Earn Out Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Parent’s Governing Documents, or any Contract to which Parent is a party or otherwise bound.

(e)On or prior to the date of this Agreement, (i) Parent has entered into Subscription Agreements, in substantially the form attached to Section 5.12(e)(i) of the Parent Disclosure Letter, with PIPE Investors pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Parent, shares of Parent Common Stock for a PIPE Investment Amount of at least $50,000,000.00 (such amount, the “Minimum PIPE Investment Amount”) and (ii) Parent has entered into the Sponsor Backstop Subscription Agreement, in substantially the form attached to Section 5.12(e)(ii) of the Parent Disclosure Letter, with True Wind Capital II, L.P. and True Wind Capital II-A, L.P. pursuant to which, and on the terms and subject to the conditions of which, True Wind Capital II, L.P. and True Wind Capital II-A, L.P. have agreed, in connection with the transactions contemplated hereby, to purchase certain shares of Parent Common Stock subject to the terms and conditions set forth therein.  Such Subscription Agreements are in full force and effect with respect to, and binding on, Parent and, to the knowledge of Parent, on each applicable PIPE Investor party and Sponsor party thereto, in accordance with their terms.

(f)Parent has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.  Parent is not party to any Contract that obligates Parent to invest money in, loan money to or make any capital contribution to any other Person.

5.13.Brokers’ Fees.  Except as set forth on Section 5.13 of the Parent Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Parent or any of its Affiliates.  For the avoidance of doubt, any fees or other commissions due to the Persons set forth on Section 5.13 of the Parent Disclosure Letter shall be Parent Transaction Expenses.

5.14.Indebtedness.  Neither Parent nor Merger Sub has any Indebtedness.

5.15.Taxes.

(a)All income and other material Tax Returns required to be filed by or with respect to Parent or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material amounts of Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)Parent and Merger Sub have withheld from amounts owing to any employee, creditor or other Person all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts and otherwise complied in all material respects with all applicable withholding and related reporting and record-keeping requirements.

(c)Neither Parent nor Merger Sub has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business), which waiver or extension is currently in effect.

(d)There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of Parent or Merger Sub.

(e)No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Parent or Merger Sub that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(f)There are no Tax audits or other examinations of Parent or Merger Sub presently in progress, nor has Parent or Merger Sub been notified in writing of (nor to the knowledge of the Parent has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any amount of Taxes of Parent or Merger Sub.

(g)Neither Parent nor Merger Sub has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(h)Neither Parent nor Merger Sub is a party to or bound by any Tax indemnification or Tax sharing agreement (other than any such agreement solely between Parent and its existing Subsidiaries and customary commercial Contracts not primarily related to Taxes).

(i)Neither Parent nor Merger Sub has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(j)Neither Parent nor Merger Sub (i) is liable for Taxes of any other Person (other than Parent and Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Parent or Merger Sub.

(k)No written claim has been made by any Governmental Authority where Parent or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction and, to Parent’s knowledge, there is no basis for any such claim to be made.

(l)Neither Parent nor Merger Sub has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(m)Neither Parent nor Merger Sub has participated in a “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code.

(n)Parent and Merger Sub is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all respects with all Laws relating to such Taxes.

(o)Neither Parent nor Merger Sub will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date outside of the ordinary course of business, (iii) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, or (v)  the application of Section 965(a) of the Code or an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(p)Parent has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.

(q)Parent has not taken any action, nor to the knowledge of Parent are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

5.16.Business Activities.

(a)Since formation, neither Parent or Merger Sub have conducted any business activities other than activities related to Parent’s initial public offering or directed toward the accomplishment of a Business Combination.  Except as set forth in Parent’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Parent or Merger Sub or to which Parent or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Parent or Merger Sub or any acquisition of property by Parent or Merger Sub or the conduct of business by Parent or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Parent or Merger Sub.

(b)Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.  Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Parent has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.  Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Parent nor Merger Sub are party to any Contract with any other Person that would require payments by Parent or any of its Subsidiaries after the date hereof in excess of $50,000 in the aggregate with respect to any individual Contract, other than Parent Transaction Expenses and Working Capital Loans.

5.17.Nasdaq Stock Market Quotation.  The Parent Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “NEBC”.  The Parent Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “NEBCW”.  Parent is in compliance with the rules of Nasdaq and there is no Action or proceeding pending or, to the knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Class A Common Stock or Parent Warrants or terminate the listing of Parent Class A Common Stock or Parent Warrants on Nasdaq.  None of Parent, Merger Sub or their respective Affiliates or representatives has taken any action in an attempt to terminate the registration of the Parent Class A Common Stock or Parent Warrants under the Exchange Act except as contemplated by this Agreement.

5.18.Registration Statement, Proxy Statement and Proxy Statement/Registration Statement.  On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act.  On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  On the date of any filing pursuant to Rule 424(b) or Section 14A, the date the Proxy Statement /Registration Statement and the Proxy Statement, as applicable, is first mailed to the Parent Stockholders and certain of the Company Stockholders, as applicable, and at the time of the Parent Stockholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, notwithstanding anything herein to the contrary (including any representations and warranties set forth in this Section 5.18) Parent makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Parent by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

5.19.No Outside Reliance.  Notwithstanding anything contained in this Article V or any other provision hereof, each of Parent and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Parent has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries.  Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Parent or its representatives) or reviewed by Parent pursuant to the Nondisclosure Agreement) or management presentations that have been or shall hereafter be provided to Parent or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement.  Except as otherwise expressly set forth in this Agreement, Parent understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

5.20.No Additional Representation or Warranties.  Except as provided in this Article V, neither Parent nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates.  Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Parent, Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Parent, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Parent, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Parent, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

Article VI

COVENANTS

6.1.Company Conduct of Business.  From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article VIII (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as explicitly contemplated by this Agreement or the Ancillary Agreements, as required by Law, as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of the Company in the ordinary course of business, and the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) preserve intact its present business organizations, assets, rights, properties and goodwill, (ii) preserve its and their present relationships with their clients, customers, suppliers, vendors, marketing, sponsors or other similar entities and other Persons with whom it and they have business relations, (iii) keep available the services of its officers and employees and (iv) maintain in full force and effect its current insurance policies or comparable replacements thereof.  Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and the Company shall cause its Subsidiaries not to, except as explicitly contemplated by this Agreement or the Ancillary Agreements or required by Law:

(a)change or amend (whether by amendment, restatement, merger, consolidation, amalgamation or otherwise) the Governing Documents of the Company or any of the Company’s Subsidiaries (except, in the case of Governing Documents of any of the Company’s Subsidiaries, in a manner that would not be reasonably expected to materially impair or delay the ability of the Company to perform its obligations hereunder), or form or cause to be formed any new Subsidiary of the Company;

(b)make, declare, set a record date for or pay any dividend or distribution to the stockholders of the Company or make, declare, set a record date for or pay any other distributions in respect of any of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(c)split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(d)purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests or connection with the exercise or settlement Options or Company Warrants, or (ii) transactions between the Company and any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company;

(e)enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) (i) any Contract of a type required to be listed on Section 4.12 or Section 4.28 of the Company Disclosure Letter or any Real Property Lease or (ii) any Contract between the Company or a Subsidiary of the Company, on the one hand, and any of the Company Stockholders or their respective Affiliates, on the other hand, in each case, other than entry into such agreements in the ordinary course of business;

(f)sell, assign, transfer, convey, lease or otherwise dispose of or subject to a Lien (other than a Permitted Lien) any material tangible assets or properties of the Company or its Subsidiaries, including the Leased Real Property, except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business and (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(g)acquire any ownership interest in any real property;

(h)except as otherwise required by existing Company Benefit Plans or the Contracts listed on Section 4.12(a) of the Company Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee in the ordinary course of business, (ii) hire or terminate executive level employees other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, except in the ordinary course of business or (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business;

(i)acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such transaction (i) in which the aggregate consideration does not exceed, individually or in the aggregate, $1,000,000 and (ii) that is not reasonably expected to individually or in the aggregate, materially impair or delay the ability of the Company to perform its obligations hereunder;

(j) (i) make, change or revoke any material Tax election, (ii) materially amend, modify or otherwise change any filed Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) with any Governmental Authority, (v) settle any claim or assessment in respect of any material Taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of any material Taxes, (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes or (viii) incur any material Tax liabilities outside of the ordinary course of business;

(k)take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(l)incur or assume any Indebtedness for borrowed money or guarantee any Indebtedness for borrowed money of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or guaranty any debt securities of another Person, other than any Indebtedness or guarantee (x) incurred in the ordinary course of business and in an aggregate amount not to exceed, individually or in the aggregate, $1,000,000 or (y) incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly-owned Subsidiaries;

(m)issue any additional shares of Company Capital Stock or securities exercisable for or convertible into Company Capital Stock, except (i) connection with the exercise or settlement Options or Company Warrants or (ii) grants to employees, officers, directors or other individual service providers in the ordinary course of business;

(n)adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);

(o)pay or repay any Indebtedness or Company Transaction Expenses after 11:59 p.m. (Pacific Time) on the Business Day immediately preceding the Closing Date; or

(p)enter into any agreement to do any action prohibited under this Section 6.1.

6.2.Parent Conduct of Business.

(a)During the Interim Period, Parent shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements, as required by Law, as set forth on Section 6.2 of the Parent Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course (which consent shall not be unreasonably conditioned, withheld, delayed or denied).  Without limiting the generality of the foregoing, except as set forth on Section 6.2 of the Parent Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Parent shall not, and Parent shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements or as required by Law:

(i)seek any approval from the Parent Stockholders to change, modify or amend the Trust Agreement or the Governing Documents of Parent or Merger Sub, except as contemplated by the Transaction Proposals;

(ii)(A) make, declare, set a record date for or pay any dividend or distribution to the stockholders of Parent or make, declare, set a record date for or declare any other distributions in respect of any of Parent’s or Merger Sub Capital Stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Parent’s or Merger Sub Capital Stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Parent or Merger Sub, other than a redemption of shares of Parent Common Stock required to be made as part of the Parent Stockholder Redemptions;

(iii)take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(iv)(A) except for Working Capital Loans, (x) enter into any non-arm’s length transaction or Contract, (y) enter into any management, advisory or other similar transaction or Contract or (z) amend or renew any other transaction or Contract, in each case with True Wind Capital, any Person controlled by True Wind Capital, including any investment funds or investment vehicles affiliated with, or managed or advised by, True Wind Capital or any portfolio company (as such term is customarily used in the private equity industry) or investment of True Wind Capital or of any such investment fund or investment vehicle or any interest therein (including the Sponsor), or any employee, officer or director of any of the foregoing or (B) amend, terminate or waive any material provision of any Contract set forth on Section 6.2(a)(iv) of the Parent Disclosure Letter;

(v)incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (w) incurred in the ordinary course of business and in an aggregate amount not to exceed $1,000,000, (x) incurred between Parent and Merger Sub, (y) in respect of any Working Capital Loan or (z) in respect of a Parent Transaction Expense permitted by clause (vi) below;

(vi)incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than third party fees and expenses incurred (x) in support of the transactions contemplated by this Agreement and the Ancillary Agreements or (y) in support of the ordinary course operations of Parent including any Working Capital Loan;

(vii)other than pursuant to the PIPE Subscription Agreements or Sponsor Backstop Subscription Agreement, (A) issue any Parent Securities or securities exercisable for or convertible into Parent Securities, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Parent Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Parent Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(viii)(A) make, change or revoke any material Tax election, (B) materially amend, modify or otherwise change any filed Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) with any Governmental Authority, (E) settle any claim or assessment in respect of any material Taxes, (F) knowingly surrender or allow to expire any right to claim a refund of any material Taxes, (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes or (H) incur any material Tax liabilities outside of the ordinary course of business;

(ix)waive, release, compromise, settle or satisfy any pending or threatened Legal Proceeding; or

(x)enter into any agreement to do any action prohibited under this Section 6.1(a).

(b)During the Interim Period, Parent shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Parent’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Parent or its Subsidiaries may be a party.

6.3.Access.  Prior to the Effective Time and subject to applicable Laws, Parent shall be entitled, through its directors, officers, employees and other representatives, to have such access to the management, officers, employees, customers, accountants, properties, businesses and operations of the Company and its Subsidiaries and such examination (including the right to make copies) of the Contracts, work papers, Tax Returns and books and records of the Company and its Subsidiaries as it reasonably requests.  Any such access and examination shall be conducted on advance notice, during regular business hours.  The Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to cause the officers, employees, attorneys, accountants, consultants, agents and other representatives of the Company and its Subsidiaries to reasonably cooperate with Parent and its representatives in connection with such access and examination.  Notwithstanding the foregoing, no such access or examination shall be permitted to the extent that it would (i) unreasonably disrupt the operations of the Company or its Subsidiaries, taken as whole or (ii) require any of the Company or its Subsidiaries to disclose information that the Company, based upon the advice of counsel, reasonably determines would, if disclosed, result in a violation of Law, breach of an existing Contract, or a waiver of the attorney-client privilege; provided, however, that the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to seek alternative means to disclose such information as nearly as possible without violating such Law, breaching such existing Contract or adversely affecting such attorney-client privilege, as applicable (including providing such information in summary format and/or entering into a joint defense or similar arrangement).  The Company may satisfy its obligations set forth above by electronic means if physical access is not permitted under applicable law or not practicable as a result of COVID-19 or any COVID-19 Measures.  Any information or materials Parent or its representatives receive pursuant to this Section 6.3 or otherwise pursuant to the transactions contemplated hereby shall be subject to that certain Nondisclosure Agreement, dated as of December 22nd, 2020, between the Company and the Sponsor.

6.4.Preparation and Delivery of Additional Company Financial Statements.  As soon as reasonably practicable following the date hereof, the Company shall deliver to Parent the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of and for the twelve (12) month period ended December 31, 2020, together with the auditor’s reports thereon (the “2020 Audited Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such 2020 Audited Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the 2020 Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.

6.5.No Solicitation by the Company.  From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its and their representatives acting on its and their behalf, not to (i) initiate or continue any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford (or continue to afford) to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.  Notwithstanding anything to the contrary in this Agreement, the Company and its

Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentence with respect to any actions explicitly contemplated this Agreement (including the PIPE Investment) or the Ancillary Agreements.  From and after the date hereof, the Company shall, and shall instruct its officers and directors to, and the Company shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (other than with Parent and its representatives).

6.6.No Solicitation by Parent.  From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article VIII, Parent shall not, and shall cause Merger Sub not to, and Parent shall instruct and use its reasonable best efforts to cause its and their representatives acting on its and their behalf, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives.  From and after the date hereof, Parent shall, and shall instruct its officers and directors to, and Parent shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than with the Company and its representatives).

6.7.Preparation of Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals.

(a)Registration Statement and Prospectus.

(i)As promptly as practicable after the execution of this Agreement (but in no event later than February 16, 2021), (x) Parent and the Company shall jointly prepare and Parent shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Parent Stockholders relating to the Parent Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of shares of Parent Common Stock that constitute the Aggregate Merger Consideration (the “Registration Statement Securities”).  Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby.  Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or permits and approvals required under “Blue Sky” Laws to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action.  Each of Parent and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”).  Parent will cause the Proxy Statement/Registration Statement to be disseminated to the Parent Stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii)To the extent not prohibited by Law, Parent will advise the Company, reasonably promptly after Parent receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information.  To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel.  To the extent not prohibited by Law, Parent shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Parent Stockholders and at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)If at any time prior to the Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Parent Stockholders.

(b)Parent Stockholder Approval.  Parent shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Parent Stockholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) in accordance with Parent’s Governing Documents and the Nasdaq rules and regulations for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Parent Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its stockholders with the opportunity to elect to effect an Parent Stockholder Redemption.  Parent shall, through its Board of Directors, recommend to its stockholders the (A) approval of the change of Parent’s name to “Rover Group, Inc.”, (B) amendment and restatement of Parent’s Governing Documents, in substantially the form attached as Exhibits A and B to this Agreement (as may be subsequently amended by mutual written agreement of the Company and Parent at any time before the effectiveness of the Registration Statement) in connection with the Merger, including any separate or unbundled proposals as are required to implement the foregoing, (C) the adoption and approval of this Agreement in accordance with applicable Law and Nasdaq rules and regulations, (D) approval of the issuance of shares of Parent Common Stock in connection with the Merger in accordance with applicable Law and Nasdaq rules and regulations, (E)  approval of the adoption by Parent of the equity plans described in Section 6.11, (F) the election of directors effective as of the Closing as contemplated by Section 6.12, (G) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (H) adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and (I) adjournment of the Parent Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement.  The Board of Directors of Parent shall not withdraw, amend, qualify or modify its recommendation to the stockholders of Parent that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the stockholders of Parent described in the Recitals hereto, a “Modification in Recommendation”).  To the fullest extent permitted by applicable Law, (x) Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Parent Stockholders’ Meeting and submit for approval the Transaction Proposals, (y) Parent agrees to use its reasonable best efforts to obtain the Parent Stockholder Approval at the Parent Stockholder Meeting and (z) Parent agrees that if the Parent Stockholder Approval shall not have been obtained at any such Parent Stockholders’ Meeting, then Parent shall promptly continue to take all such necessary actions, including the actions required by this Section 6.7(b), and hold additional Parent Stockholders’ Meetings in order to obtain the Parent Stockholder Approval.  Parent may only adjourn the Parent Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent Stockholders prior to the Parent Stockholders’ Meeting; provided, that the Parent Stockholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Parent Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Parent agrees that it shall provide the holders of shares of Parent Class A Common Stock the opportunity to elect redemption of such shares of Parent Class A Common Stock in connection with the Parent Stockholders’ Meeting, as required by Parent’s Governing Documents.

(c)Company Stockholder Approvals.  The Company shall use reasonable best efforts to (i) obtain and deliver to Parent, the Company Stockholder Approvals, (x) in the form of a written consent executed by each of the Requisite Company Stockholders (pursuant to the Company Holders Support Agreement), as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within forty-eight (48) hours after the Registration Statement is declared effective and delivered or otherwise made available to stockholders, and (y) in accordance with the terms and subject to the conditions of the Company’s Governing Documents, and (ii) take all other action necessary or advisable to secure the Company Stockholder Approvals as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within forty-eight (48) hours after the Registration Statement is declared effective and delivered or otherwise made available to stockholders.

6.8.Support of Transaction.  Without limiting any covenant contained in Article VI, Parent and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of Parent, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as soon as practicable as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article VII or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law.

6.9.HSR Act; Other Filings.

(a)In connection with the transactions contemplated hereby, each of the Company and Parent shall, and Parent shall cause Parent’s Ultimate Parent Entity to, comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act.  Each of the Company and Parent shall, and Parent shall cause Parent’s Ultimate Parent Entity to, substantially comply with any Antitrust Information or Document Requests.

(b)Each of the Company and Parent shall, and Parent shall cause Parent’s Ultimate Parent Entity to, request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain approval, termination or expiration of the waiting period, as applicable, under the HSR Act and any other applicable Antitrust Laws, and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c)Parent shall, and shall cause its Ultimate Parent Entity to, cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company and its Subsidiaries or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company and its Subsidiaries and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date (the actions described in the foregoing clauses (i) and

(ii), “Remedial Actions”); provided, that (x) this Section 6.9 shall in no event require the Company to take any Remedial Action with respect to the Company and its Subsidiaries and (y) nothing in this Section 6.9 shall require or obligate Parent or any of its Affiliates to, and the Company shall not, without the prior written consent of Parent, agree or otherwise be required to, take any Remedial Action with respect to, any Affiliates of Parent other than Parent, the Company and their respective Subsidiaries.

(d)With respect to (x) each of the above filings, (y) the Governmental Approvals listed on Section 4.5 of the Company Disclosure Letter and Section 5.7 of the Parent Disclosure Letter and (z) any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, Parent and Parent’s Ultimate Parent Entity shall (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Approval under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) reasonably cooperate with each other in the defense and conduct of such matters.  To the extent not prohibited by Law, each party hereto shall keep the other party reasonably informed regarding the status and any material developments regarding any Governmental Approval processes, and the Company shall promptly furnish to Parent, and Parent shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed substantive written communications by such party or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby (with the exception of the filings submitted under the HSR Act); provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties.  To the extent not prohibited by Law, the Company agrees to provide Parent and its counsel, and Parent agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.  Any such provisions of information, rights to participate or consultations between the parties may be made on a counsel-only or outside counsel-only basis to the extent required under applicable Law or as appropriate to protect sensitive business information or maintain attorney-client or other privilege; provided, that the Company or Parent, as applicable, may redact materials to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or Parent’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material.

(e)Parent shall be responsible for and pay the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.

6.10.Equity Financing.  Prior to Closing, to the extent the amount of the Parent Stockholder Redemptions exceed the Sponsor Backstop Amount, each of the Company and Parent shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any replacement equity financing arrangement with respect to such excess amount the parties seek in connection with the transactions contemplated by this Agreement on terms substantially consistent with the terms of the Subscription Agreements (it being understood and agreed that the consummation of any such financing by the Company or Parent shall be subject to the parties’ mutual agreement), including (a) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence and (b) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations).  All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Parent, or their respective auditors.  Notwithstanding the foregoing, no such access shall be required to the extent that it would (i) unreasonably disrupt the operations of the Company or its Subsidiaries, taken as whole or (ii) require any of the Company or its Subsidiaries to disclose information that the Company, based upon the advice of counsel, reasonably determines would, if disclosed, result in a violation of Law, breach of an existing Contract, or a waiver of the attorney-client privilege; provided, however, that the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to seek alternative means to disclose such information as nearly as possible without violating such Law, breaching such existing Contract or adversely affecting such attorney-client privilege, as applicable.  The Company may satisfy its obligations set forth above by electronic means if physical access is not permitted under applicable law or not practicable as a result of COVID-19 or any COVID-19 Measures.  The Company’s failure to comply with this Section 6.10 will not be taken into account for purposes of determining whether any conditions set forth in Article VII to consummate the Merger have been satisfied.

6.11.Employee Matters.

(a)Equity Plan.  Prior to the Closing Date, Parent shall approve and adopt an incentive equity plan in a form mutually agreed by Parent and the Company (the “Incentive Equity Plan”) that includes an initial share reserve equal to 17,200,000 shares of Parent Class A Common Stock and an automatic annual increase to such share reserve, beginning with the 2022 fiscal year of the Parent, equal to the least of (x) 25,740,000 shares of Parent Class A Common Stock, (y) 5% of the total number of shares of all classes of Parent Common Stock outstanding on the last day of the immediately preceding fiscal year of Parent, and (z) a lesser number of shares of Parent Class A Common Stock determined by the Incentive Equity Plan’s administrator (in each case, subject to equitable adjustment for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock).  Within two (2) Business Days following the expiration of the sixty (60) day period following the date Parent has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Parent shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Class A Common Stock issuable under the Incentive Equity Plan, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan remain outstanding.

(b)ESPP.  Prior to the Closing Date, Parent shall approve and adopt an employee stock purchase plan in a form mutually agreed by Parent and the Company (the “ESPP”) that includes an initial share reserve equal to 2,600,000 shares of Parent Class A Common Stock and an automatic annual increase to such share reserve, beginning with the 2022 fiscal year of the Parent, equal to the least of (x) 5,150,000 shares of Parent Class A Common Stock, (y) 1.5% of the total number of shares of all classes of Parent Common Stock outstanding on the last day of the immediately preceding fiscal year of Parent, and (z) a lesser number of shares of Parent Class A Common Stock determined by the ESPP’s administrator (in each case, subject to equitable adjustment for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Parent has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Parent shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Class A Common Stock issuable under the ESPP, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the ESPP remain outstanding.

(c)Parent shall, or shall cause the Surviving Corporation and each of its subsidiaries, as applicable, to provide the employees of the Company who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its subsidiaries (including, without limitation, any employee benefit plan as defined in Section 3(3) of ERISA and any vacation or other paid time-off program or policy) for service accrued or deemed accrued prior to the Effective Time with the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.  In addition, Parent shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by the Surviving Corporation or any of its subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year.  Following the Closing, Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

(d)No Third-Party Beneficiaries.  Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.11 are included for the sole benefit of Parent and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Parent, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

6.12.Post-Closing Directors and Officers of Parent.  Subject to the terms of Parent’s Governing Documents, Parent shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a)the Board of Directors of Parent shall consist of eight (8) directors, at least six (6) of whom shall be “independent” directors for the purposes of Nasdaq rules (each, an “Independent Director”), to initially consist of:

(i)one director to be nominated by the Sponsor prior to the Closing, to serve in the class of directors with a term expiring at Parent’s third annual meeting following the Closing Date;

(ii) seven (7) directors to be nominated by the Company in consultation with the Sponsor prior to the Closing, (x) six (6) of whom shall be Independent Directors and (y) one of whom shall be the Chief Executive Officer;

(b)the Chairperson of the Board of Directors of Parent shall initially be Aaron Easterly, who shall serve in such capacity in accordance with the terms of Parent’s Governing Documents following the Effective Time;

(c)the initial Lead Independent Director of the Board of Directors of Parent shall be designated by the Company in consultation with the Sponsor prior to the Closing;

(d)except as otherwise set forth above, the Company shall designate the class in which each member of the Board of Directors of Parent nominated pursuant to this Section 6.12 is to serve; and

(e)the initial officers of Parent shall be as set forth on Section 2.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Parent’s Governing Documents following the Effective Time.

6.13.Indemnification and Insurance.

(a)From and after the Effective Time, Parent and the Company each agree that it shall, and shall cause its Subsidiaries to, indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (the “Company Indemnified Parties”) and (y) Parent and each of its Subsidiaries (the “Parent Indemnified Parties” and, together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Parent or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).  Without limiting the foregoing, Parent and the Company each agree that it shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its or their respective Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of its and their former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Parent or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Parent shall assume, and be liable for, each of the covenants in this Section 6.13.

(b)For a period of six (6) years from the Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Parent’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Parent or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Parent be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Parent or the Company, as applicable (whichever premium being higher), for such insurance policy for the year ended December 31, 2020; provided, however, that (i) Parent may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 6.13 shall be continued in respect of such claim until the final disposition thereof.

(c)Notwithstanding anything contained in this Agreement to the contrary, this Section 6.13 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Parent and all successors and assigns of Parent.  In the event that Parent or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that proper provision shall be made so that the successors and assigns of Parent shall succeed to the obligations set forth in this Section 6.13.

(d)On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Parent with the post-Closing directors and officers of Parent, which indemnification agreements shall continue to be effective following the Closing.

6.14.Affiliate Agreements.  All Affiliate Agreements set forth on Section 6.14 of the Company Disclosure Letter shall be terminated or settled, at or prior to the Closing, without further liability or obligation of any kind to Parent, Merger Sub, the Company or any of the Company’s Subsidiaries.

6.15.Section 16 Matters.  Prior to the Effective Time, Parent shall take all such steps as may be reasonably required (to the extent permitted under applicable Law) to cause any acquisitions of shares of Parent Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16.Trust Account Proceeds and Related Available Equity.

(a)If (i)  the amount of cash and cash equivalents available in the Trust Account immediately prior to the Closing, after deducting the amounts required to satisfy the Parent Stockholder Redemption Amount (but prior to payment of the Unpaid Transaction Expenses as contemplated by Section 2.4(d) and Section 9.6(a)) (the “Trust Amount”), plus (ii) the PIPE Investment Amount actually received by Parent prior to or substantially concurrently with the Closing, plus (iii) the Sponsor Backstop Amount and all other amounts actually received by Parent pursuant to the Sponsor Backstop Subscription Agreement prior to or substantially concurrently with the Closing, plus (iv) as of immediately prior to the Closing, the amount of cash and cash equivalents held by Parent without restriction outside of the Trust Account (other than any amounts received pursuant to any Working Capital Loans or Indebtedness (other than any Indebtedness constituting Parent Transaction Expenses)) and any interest earned on the amount of cash held inside the Trust Account, (the “Additional Parent Cash”, and the sum of the amounts set forth in the foregoing clauses (i), (ii), (iii) and (iv), the “Available Parent Cash”) is equal to or greater than $125,000,000.00 (the “Minimum Available Parent Cash Amount”), then the condition set forth in Section 7.3(c) shall be satisfied.

(b)Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Parent Stockholders pursuant to the Parent Stockholder Redemptions, and (2)  pay all remaining amounts then available in the Trust Account to Parent for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

6.17.Nasdaq Listing.  From the date hereof through the Effective Time, Parent shall ensure Parent remains listed as a public company on Nasdaq and otherwise satisfy all applicable initial and continuing listing requirements (including in connection with the consummation of the transactions contemplated hereby), and shall prepare and submit to Nasdaq a listing application which shall comply with Nasdaq rules covering the shares of Parent Common Stock issuable in the Merger (including any Earn Out Shares issuable pursuant to Section 3.7), and shall use reasonable best efforts to obtain approval for the listing of such shares of Parent Common Stock with the trading ticker “ROVR” as promptly as practicable following the date hereof and in any event as of immediately following the Effective Time, and the Company shall reasonably cooperate with Parent with respect to such listing.

6.18.Parent Public Filings.  From the date hereof through the Effective Time, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

6.19.PIPE Subscriptions; Sponsor Backstop Subscription Agreement.  Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), Parent shall not permit any amendment or modification (other than changes that are solely ministerial and other de minimis changes) to be made to, permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided, that, in the case of any such permitted assignment or transfer, the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Parent Common Stock contemplated thereby, and such assignment or transfer does not in any material respect increase conditionality, reduce or impair the rights of Parent under any Subscription Agreement or impede or delay the consummation of the Merger.  Parent shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary, proper or advisable to (a) cause all conditions in the Subscription Agreements to be satisfied and (b) subject to the satisfaction of such conditions, consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements, as applicable, to (x) cause the PIPE Investors to pay the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms and (y) the Sponsor to fund the Sponsor Backstop Amount under the Sponsor Backstop Subscription Agreement in accordance with its terms.  Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice: (i) of any requested amendment to any Subscription Agreement in writing; (ii) of any material breach or material default to the knowledge of Parent (or any event or circumstance that, to the knowledge of Parent, with or without notice, lapse of time or both, would give rise to any material breach or material default) by any party to any Subscription Agreement; (iii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, or to the knowledge of Parent, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (iv) if Parent has been informed in writing by any party to a Subscription Agreement that Parent will not receive all or any portion of the applicable purchase price under any PIPE Investor’s Subscription Agreement in accordance with its terms.  Notwithstanding anything to contrary in the Sponsor Backstop Subscription Agreement, the prior written consent of the Company (which approval shall not be unreasonably withheld, conditioned or delayed) shall be required in order for the Sponsor to purchase additional shares of Parent Common Stock pursuant to Section 1.1(b) of the Sponsor Backstop Agreement.

Article VII

CONDITIONS TO OBLIGATIONS

7.1.Conditions to Obligations of Parent, Merger Sub, and the Company.  The obligations of Parent, Merger Sub, and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)The Parent Stockholders Approval shall have been obtained;

(b)The Company Stockholder Approvals shall have been obtained;

(c)The waiting period or periods under the HSR Act, and any other Governmental Approvals set forth on Section 7.1(c) of the Company Disclosure Letter applicable to the transactions contemplated by this Agreement and the Ancillary Agreements, shall have been obtained, expired or been terminated, as applicable;

(d)There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(e)Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the payment of the Parent Stockholder Redemption Amount

(f)The shares of Parent Common Stock to be issued in connection with the Merger (other than any Earn Out Shares issuable pursuant to Section 3.7) shall have been approved for listing on Nasdaq and such approval shall be ongoing, and not revoked or withdrawn, as of the Closing Date; and

(g)The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

7.2.Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Parent and Merger Sub:

(a)(i)  the Company Fundamental Representations shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the representation and warranty of the Company contained in the second sentence of Section 4.24 shall be true and correct as of the Closing Date in all respects and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations and the second sentence of Section 4.24 (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b)Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c)There shall not have occurred a Company Material Adverse Effect after the date of this Agreement.

7.3.Conditions to the Obligations of the Company.  The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)(i) The Parent Fundamental Representations shall be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement and (ii) each of the representations and warranties of Parent contained in this Agreement (other than Section 5.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s ability to consummate the transactions contemplated by this Agreement;

(b)Each of the covenants of Parent to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c)The Available Parent Cash shall be no less than the Minimum Available Parent Cash Amount.

Article VIII

TERMINATION/EFFECTIVENESS

8.1.Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)by written consent of the Company and Parent;

(b)by the Company or Parent on or after August 11, 2021 (the “Agreement End Date”), if the Closing shall not have occurred by 5:00 p.m. (Pacific Time) on such date; provided, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.1(b) if it (or in the case of Parent, either of Parent or Merger Sub) is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Closing set forth in Article VII prior to the Agreement End Date or (ii) the failure of the Closing to have occurred prior to the Agreement End Date.

(c)by the Company or Parent if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(d)by the Company if the Parent Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(e)by the Company if there has been a Modification in Recommendation;

(f)by Parent if (i) neither of Parent and Merger Sub are in material breach of any of their respective obligations hereunder that results or would result in any of the conditions set forth in Sections 7.1, 7.3(a) or 7.3(b) not being satisfied and (ii) the Company is in material breach of its respective representations, warranties or obligations hereunder that results or would result in any of the conditions set forth in Sections 7.1, 7.2(a) or 7.2(b) not being satisfied, and such breach is either (A) not capable of being cured prior to the Agreement End Date or (B) if curable, is not cured within the earlier of (x) thirty (30) days after the giving of written notice by Parent to the Company and (y) two (2) Business Days prior to the Agreement End Date;

(g)by Parent if the Company Stockholder Approvals shall not have been obtained within forty-eight (48) hours after the Registration Statement is declared effective by the SEC and delivered or otherwise made available to stockholders; or

(h)by the Company if (i) the Company is not in material breach of any of its obligations hereunder that results or would result in any of the conditions set forth in Sections 7.1, 7.2(a) or 7.2(b) not being satisfied and (ii) either of Parent or Merger Sub are in material breach of any of their respective representations, warranties or obligations hereunder that results or would result in any of the conditions set forth in Sections 7.1, 7.3(a) or 7.3(b) not being satisfied, and such breach is either (A) not capable of being cured prior to the Agreement End Date or (B) if curable, is not cured within the earlier of (x) thirty (30) days after the giving of written notice by the Company to Parent and (y) two (2) Business Days prior to the Agreement End Date.

8.2.Effect of Termination.  In the event that this Agreement is validly terminated in accordance with Section 8.1, then each of the parties hereto and each of their respective Affiliates, equityholders, directors, officers, employees and other representatives shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any of the parties; provided, however, that notwithstanding anything herein to the contrary, (i) no such termination shall relieve any party to this Agreement from liability for any willful breach of this Agreement or actual fraud by that party and (ii) the provisions of this Section 8.2 and Article IX and the Nondisclosure Agreement shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

Article IX

MISCELLANEOUS

9.1.Trust Account Waiver.  The Company acknowledges that Parent is a blank check company with the powers and privileges to effect a Business Combination.  The Company further acknowledges that, as described in the prospectus dated December 9, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Parent assets consist of the cash proceeds of Parent’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of Parent, certain of its public stockholders and the underwriters of Parent’s initial public offering (the “Trust Account”).  The Company acknowledges that it has been advised by Parent that funds in the Trust Account may be disbursed only in accordance with the Trust Agreement and Parent’s Governing Documents.  For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Parent to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Parent Stockholder Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the Parent Stockholder Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

9.2.Waiver.  Each provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived is sought.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

9.3.Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) when sent by email (with no automated reply, such as an out-of-office notification, no mail undeliverable notification or other rejection notice) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or e-mail addresses (or to such other address or e-mail address as a party may have specified by notice given to the other party pursuant to this provision):

(a)If to Parent or Merger Sub prior to the Closing, or to Parent after the Effective Time, to:

Nebula Caravel Acquisition Corp. Four Embarcadero Center, Suite 2100 San Francisco, California 94111
Attention:	Rufina Adams
Email:	rufina@truewindcapital.com

with copies (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304
Attention:	Atif I. Azher
Naveed Anwar
Email:	aazher@stblaw.com
naveed.anwar@stblaw.com

(b)If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

A Place for Rover, Inc. 711 Capitol Way S., Suite 204, Olympia, WA 98501
Attention:	Aaron Easterly
Email:	aaron@rover.com

with copies (which shall not constitute actual or constructive notice) to:

Wilson Sonsini Goodrich & Rosati One Market Plaza Spear Tower, Suite 3300 San Francisco, CA 94105-1126
Attention:	Robert T. Ishii
Email:	rishii@wsgr.com

and

Wilson Sonsini Goodrich & Rosati 701 Fifth Avenue, Suite 5100 Seattle, WA 98104
Attention:	John Brust
Email:	jbrust@wsgr.com

or to such other address or addresses as the parties may from time to time designate in writing.  Copies delivered solely to outside counsel shall not constitute notice.

9.4.Assignment.  No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

9.5.Rights of Third Parties.  Except as required by applicable Law, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (a) the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 6.13 and (b) the Nonparty Affiliates are intended third-party beneficiaries of, and may enforce, Section 9.16.

9.6.Expenses.

(a)Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Parent shall pay or cause to be paid, the Unpaid Transaction Expenses in accordance with Section 2.4(d).  For the avoidance of doubt, any payments to be made (or to cause to be made) by Parent pursuant to this Section 9.6(a) shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

(b)The Company shall bear and pay all Transfer Taxes incurred by the parties to this Agreement in connection with the transactions contemplated by this Agreement.  The party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation.

9.7.Governing Law; Jurisdiction.  This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the law of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.  Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the Delaware Superior Court or the United States District Court for the District of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the Delaware Supreme Court or the United States District Court for the District of Delaware), (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery or in the Delaware Supreme Court or the United States District Court for the District of Delaware, (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 9.3 shall be effective service of process for any suit, action or proceeding brought in any such court.

9.8.Waiver of Jury Trial.  THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

9.9.Company and Parent Disclosure Letters.  The Company Disclosure Letter and the Parent Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein.  All references herein to the Company Disclosure Letter or the Parent Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.  Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter.  Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

9.10.Entire Agreement.  (a) This Agreement (together with the Company Disclosure Letter and the Parent Disclosure Letter), (b) the Sponsor Support Agreement, the Sponsor Backstop Subscription Agreement and the Company Holders Support Agreement (the “Ancillary Agreements”) and (c) the Nondisclosure Agreement, dated as of December 22, 2020, between Parent and the Company (the “Nondisclosure Agreement”), constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby.  No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

9.11.Amendments.  Subject to applicable Law, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided, that no amendment shall be made to this Agreement after the Effective Time; provided, further, that after receipt of Parent Stockholder Approval, if any such amendment shall by applicable Law or Parent’s Governing Documents require further approval of the Parent Stockholders, the effectiveness of such amendment shall be subject to the approval of the Parent Stockholders.

9.12.Publicity.

(a)All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Parent and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 9.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 9.12(a).

(b)The restriction in Section 9.12(a) shall not apply to the extent the public disclosure is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its reasonable best efforts to consult with the other party in advance of such disclosure as to its form, content and timing.  Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 9.12.

9.13.Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

9.14.Headings; Counterparts.  The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.15.Enforcement.  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them in order to consummate the Merger) in accordance with its specified terms or otherwise breach or threaten to breach such provisions.  The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof.  Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.  Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.16.Non-Recourse.  Except to the extent otherwise set forth in the Ancillary Agreements, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”).  No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor to any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates.  Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Ancillary Agreements, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

9.17.Non-Survival of Representations, Warranties and Covenants.  Except in the case of claims against a party to this Agreement in respect of such party’s actual fraud, each of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article IX.

9.18.Legal Representation.

(a)Parent hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Corporation) (all such parties, the “WSGR Waiving Parties”), that Wilson Sonsini Goodrich & Rosati (“WSGR”) may represent the stockholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “WSGR WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Company and its Subsidiaries or other WSGR Waiving Parties, and each of Parent and the Company on behalf of itself and the WSGR Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to WSGR’s prior representation of the Company, its Subsidiaries or of WSGR Waiving Parties.  Parent and the Company, for itself and the WSGR Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Company and its Subsidiaries or any member of the WSGR WP Group and WSGR, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Corporation notwithstanding the Merger, and instead survive, remain with and are controlled by the WSGR WP Group (the “WSGR Privileged Communications”), without any waiver thereof.  Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the WSGR Privileged Communications, whether located in the records or email server of the Surviving Corporation and its Subsidiaries, in any Action against or involving any of the parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the WSGR Privileged Communications, by virtue of the Merger.

(b)Each of Parent and the Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Corporation) (all such parties, the “STB Waiving Parties”), that Simpson Thacher & Bartlett LLP (“STB”) may represent the stockholders or holders of other equity interests of the Sponsor or of Parent or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “STB WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Sponsor, Parent and its Subsidiaries, or other STB Waiving Parties.  Each of Parent and the Company, on behalf of itself and the STB Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to STB’s prior representation of the Sponsor, Parent and its Subsidiaries, or other STB Waiving Parties.  Each of Parent and the Company, for itself and the STB Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Sponsor, Parent, or its Subsidiaries, or any other member of the STB WP Group, on the one hand, and STB, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Corporation notwithstanding the Merger, and instead survive, remain with and are controlled by the STB WP Group (the “STB Privileged Communications”), without any waiver thereof.  Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the STB Privileged Communications, whether located in the records or email server of the Surviving Corporation and its Subsidiaries, in any Action against or involving any of the parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the STB Privileged Communications, by virtue of the Merger.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

NEBULA CARAVEL ACQUISITION CORP.

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Chief Executive Officer

FETCH MERGER SUB, INC.

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Chief Executive Officer

A PLACE FOR ROVER, INC.

By:	/s/ Aaron Easterly
Name:	Aaron Easterly
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement and Plan of Merger]

ANNEX B: AMENDED AND RESTATED CHARTER OF NEW ROVER

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

NEBULA CARAVEL ACQUISITION CORP.

a Delaware corporation

Nebula Caravel Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

A.The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on September 18, 2020.

B.This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) by the Board of Directors of the Company (the “Board of Directors”) and has been duly approved by the written consent of the stockholders of the Company in accordance with Section 228 of the DGCL.

C.The text of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Company is Rover Group, Inc.

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the DGCL

ARTICLE IV

Section 1.This Company is authorized to issue two classes of stock, to be designated, respectively, Class A Common Stock (“Common Stock”) and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 1,000,000,000 shares, of which 990,000,000 shares are Common Stock, $0.0001 par value per share, and 10,000,000 shares are Preferred Stock, $0.0001 par value per share.

Section 2.Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 3.The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4.Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 5.The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1.Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2.From and after the effectiveness of this Amended and Restated Certificate of Incorporation, the directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the date hereof, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the date hereof, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the date hereof, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1.From and after the effectiveness of this Amended and Restated Certificate of Incorporation, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2.Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1.The Company is to have perpetual existence.

Section 2.The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3.In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4.The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5.No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1.From and after the consummation of the business combination contemplated by that registration statement filed by the Company with the Securities and Exchange Commission on Form S-4 (File No. 333-     ) and subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2.Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3.Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1.To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2.The Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all liabilities, losses, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized or consented to by the Board of Directors.

Section 3.The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company (together with directors of the Company, “Covered Persons”) who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4.The rights to indemnification and to the advancement of expenses conferred in this ARTICLE IX shall not be exclusive of any other right which any Covered Person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws of the Company, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Neither any amendment, repeal nor elimination of any Section of this ARTICLE IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, repeal, elimination or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

The Company reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, , the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII or this ARTICLE XI of this Amended and Restated Certificate of Incorporation.

IN WITNESS WHEREOF, Nebula Caravel Acquisition Corp. has caused this Amended and Restated Certificate of Incorporation to be signed by the President and Chief Executive Officer of the Company on this ____ day of _________ 2021.

By:	/s/
Adam H. Clammer
President and Chief Executive Officer

ANNEX C: AMENDED AND RESTATED BYLAWS NEW ROVER

AMENDED AND RESTATED BYLAWS

NEBULA CARAVEL ACQUISITION CORP.

(initially adopted on      )

(as amended on       ; effective as of the
closing of the Business Combination Transaction)

C-i

C-ii

C-iii

BYLAWS OF NEBULA CARAVEL ACQUISITION CORP.

ARTICLE I - CORPORATE OFFICES

1.1REGISTERED OFFICE

The registered office of Nebula Caravel Acquisition Corp. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time.

1.2OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

2.3SPECIAL MEETING

(a)A special meeting of the stockholders, other than as required by statute, may be called at any time by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b)The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4ADVANCE NOTICE PROCEDURES

(a)Annual Meetings of Stockholders.

(i)Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors; (3) as may be provided in the certificate of designations for any class or series of preferred stock; ; or (4) otherwise by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii)For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause  (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company. In no event will the adjournment, rescheduling or postponement of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary at the principal executive offices of the Company no later than 5:00 p.m., local time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”).

(iii)A stockholder’s notice to the secretary must set forth:

(1)as to each person whom the stockholder proposes to nominate for election as a director:

(A)such person’s name, age, business address, residence address and principal occupation or employment; the class and number of shares of the Company that are held of record or are beneficially owned by such person and a description of any Derivative Instruments (defined below) held or beneficially owned thereby or of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of such person; and all information relating to such person that is required to be disclosed in solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to the Section 14 of the 1934 Act;

(B)such person’s written consent to being named in such stockholder’s proxy statement as a nominee of such stockholder and to serving as a director of the Company if elected;

(C)a reasonably detailed description of any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (a “Third-Party Compensation Arrangement”); and

(D)a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand;

(2)as to any other business that the stockholder proposes to bring before the annual meeting:

(A)a brief description of the business desired to be brought before the annual meeting;

(B)the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);

(C)the reasons for conducting such business at the annual meeting;

(D)any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

(E)a description of all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and

(3)as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A)the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner and of their respective affiliates or associates or others acting in concert with them;

(B)for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C)a description of any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business;

(D)a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”), or any other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for or increase or decrease the voting power of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities;

(E)any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, that are separated or separable from the underlying security;

(F)any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(G)any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with, them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(H)any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(I)any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including any employment agreement, collective bargaining agreement or consulting agreement);

(J)a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(K)a representation and undertaking that such stockholder or any such beneficial owner intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee; or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(L)any other information relating to such stockholder, such beneficial owner, or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(M)such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

(iv)In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the meeting and as of the date that is 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof and (2) to provide any additional information that the Company may reasonably request. Such update and supplement or additional information, if applicable, must be received by the secretary at the principal executive offices of the Company, in the case of a request for additional information, promptly following a request therefor, which response must be delivered not later than such reasonable time as is specified in any such request from the Company or, in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the meeting or any adjournment, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof). The failure to timely provide such update, supplement or additional information shall result in the nomination or proposal no longer being eligible for consideration at the meeting.

(b)Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the Company’s certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii).

(c)Other Requirements.

(i)To be eligible to be a nominee by any stockholder for election as a director of the Company, the proposed nominee must provide to the secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1)a signed and completed written questionnaire (in the form provided by the secretary at the written request of the nominating stockholder, which form will be provided by the secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2)a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3)a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4)a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance guidelines as disclosed on the Company’s website, as amended from time to time; and

(5)a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii)At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the secretary the information that is required to be set forth in a stockholder’s notice of nomination that pertains to such nominee.

(iii)No person will be eligible to be nominated by a stockholder for election as a director of the Company unless nominated in accordance with the procedures set forth in this Section 2.4 . No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv)The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v)Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such proposed business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi)Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii)Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a‑8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a‑8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of the stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of the stock exchange on which the securities of the Company are listed.

2.10STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Subject to the rights of holders of preferred stock of the Company, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

2.11RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL, provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13LIST OF STOCKHOLDERS ENTITLED TO VOTE

The Company shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.14INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a)ascertain the number of shares outstanding and the voting power of each;

(b)determine the shares represented at the meeting and the validity of proxies and ballots;

(c)count all votes and ballots;

(d)determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e)certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Subject to the certificate of incorporation, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

3.4RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation, these bylaws or  the Investor Rights Agreement, dated as of      , 2021, by and among the Company, A Place for Rover, Inc. and the parties listed as Investors on Schedule 1 thereto and any other parties thereto from time to time (as the same may be amended, supplemented, restated or otherwise modified from time to time, the “Investor Rights Agreement”), when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation, these bylaws or the Investor Rights Agreement or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of Preferred Stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, the secretary or a majority of the Whole Board.

Notice of the time and place of special meetings shall be:

(a)delivered personally by hand, by courier or by telephone;

(b)sent by United States first-class mail, postage prepaid;

(c)sent by facsimile;

(d)sent by electronic mail; or

(e)otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided herein or therein and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission; and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.  After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors, or the committee or subcommittee thereof, in the same paper or electronic form as the minutes are maintained.

3.10FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a)Section 3.5 (place of meetings and meetings by telephone);

(b)Section 3.6 (regular meetings);

(c)Section 3.7 (special meetings and notice);

(d)Section 3.8 (quorum; voting);

(e)Section 3.9 (action without a meeting); and

(f)Section 7.4 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors, or in the absence of any such action by the Board of Directors, the applicable committee or subcommittee, may adopt rules for the government of any committee or subcommittee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1OFFICERS

The officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3SUBORDINATE OFFICERS

The Board of Directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of this Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Company all rights incident to any and all shares or other securities of any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of this Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7AUTHORITY AND DUTIES OF OFFICERS

All officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

ARTICLE VI - STOCK

6.1STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4DIVIDENDS

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7REGISTERED STOCKHOLDERS

The Company:

(a)shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b)shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.8LOCK-UP

(a)   Subject to Section 6.8(b), the holders (the “Lock-up Holders”) of common stock of the Company issued (i) as consideration pursuant to the merger of Fetch Merger Sub, Inc., a Delaware corporation, with and into A Place for Rover, Inc., a Delaware corporation (the “Business Combination Transaction”), (ii) upon the exercise of warrants outstanding as of immediately following the closing of the Business Combination Transaction in respect of warrants of A Place for Rover, Inc. outstanding immediately prior to the closing of the Business Combination Transaction or (iii) to current or former directors, officers and employees or consultants of the Company or its direct or indirect subsidiaries, including A Place for Rover, Inc.,  upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the closing of the Business Combination Transaction in respect of awards of A Place for Rover, Inc. outstanding immediately prior to the closing of the Business Combination Transaction (such shares referred to in this Section 6.8(a)(iii), the “Existing Equity Award Shares” and, together with the shares referred to in Sections 6.8(a)(i) and (ii), the “Lock-up Shares”), may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).  For the avoidance of doubt, no shares of common stock of the Company held by the Sponsor Parties (as defined in the Investor Rights Agreement)

or any purchaser of Backstop Shares (as defined in the Investor Rights Agreement) shall be deemed to be Lock-Up Shares or subject to the Lock-up.

(b)  Notwithstanding the provisions set forth in Section 6.8(a), the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (i) as a bona fide gift or charitable contribution; (ii) to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of such Lock-up Holder or any other natural person with whom such Lock-up Holder has a relationship by blood, marriage or adoption not more remote than first cousin; (iii) by will or intestate succession upon the death of the Lock-up Holder; (iv) pursuant to a qualified domestic order, court order or in connection with a divorce settlement, or any legal, regulatory or other order; (v) if such Lock-up Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Lock-up Holder, or (B) to partners, limited liability company members or stockholders of the Lock-up Holder, including, for the avoidance of doubt, where the Lock-up Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (vi) if such Lock-up Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vii) to the Company’s officers, directors or their affiliates; (viii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under subsections (i) through (vii) of this Section 6.8(b); (ix) as a pledge or other grant of a security interest in Lock-up Shares to one or more financial or lending institutions as collateral or security in connection with any bona fide loans, advances or extensions of credit or debt transaction (or enforcement thereunder) entered into by the Lock-up Holder or any of its affiliates, or any refinancings thereof, and any transfers of such Lock-up Shares upon foreclosure thereof, so long as the applicable transferee agrees in writing to be bound by the restrictions set forth herein; (x) pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change in control of the Company; provided, however, that if such tender offer, merger, stock sale, recapitalization, consolidation or other such transaction is not completed, the Lock-up Shares shall remain subject to the Lock-up; (xi) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the 1934 Act; provided, however, that such plan does not provide for the Transfer of Lock-up Shares during the Lock-up Period; (xii) to the Company in connection with the repurchase of such Lock-up Holder’s shares in connection with the termination of the Lock-up Holder’s employment with the Company pursuant to contractual agreements with the Company; (xiii) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of common stock of the Company or the vesting of Company stock-based awards; (xiv) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of common stock of the Company; or (xv) if Triggering Event III occurs, at any time or from time to time on or after the ninetieth (90th) day following the closing date of the Business Combination Transaction, provided that the aggregate number of Lock-up Shares that a Lock-up Holder may Transfer pursuant to this clause (xv) shall not exceed fifty percent (50%) of such Lock-up Holder’s Lock-up Eligible Shares (which number shall be reduced by any Lock-up Shares Transferred pursuant to clauses (xiii) and (xiv) above) and provided further that Existing Equity Award Shares that are exercised after the date that Triggering Event III occurs shall not be eligible for sale pursuant to pursuant to this clause (xv) until such time or from time to time as determined by the Company in its sole discretion.

Each Lock-up Holder’s “Lock-up Eligible Shares” shall mean the Lock-up Shares held by that Lock-up Holder that are outstanding as of the occurrence of Triggering Event III plus the number of shares of common stock of the Company issuable upon the exercise of stock options, restricted stock units, or other equity awards that are held by such Lock-up Holder and vested (as determined by the Company) as of the first day of the month in which Triggering Event III occurs (in each case, which number of shares shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Company common stock occurring on or after the closing of the Business Combination Transaction).  If a Lock-up Holder Transfers any Lock-up Shares pursuant to Section 6.8(b) after the occurrence of Triggering Event III, the Lock-up Holder and the Permitted Transferee in any such Transfer shall agree on an allocation of such Lock-up Holder’s Lock-up Eligible Shares available for Transfer to clause (xv) of Section 6.8(b) among the parties, which shall be subject the Company’s agreement in its sole discretion.

(c)In order to enforce this Section 6.8, the Company may impose stop-transfer instructions with respect to the Lock-up Shares until the end of the Lock-up Period.

(d)Notwithstanding the other provisions set forth in this Section 6.8, subject to the Investor Rights Agreement, the Board of Directors (including, for the avoidance of doubt and to the fullest extent permitted by law, a duly authorized committee thereof) may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein.

(e)For purpose of this Section 6.8:

(i) the term “Lock-up Period” means the period beginning on the closing date of the Business Combination Transaction and ending on the date that is six (6) months thereafter;

(ii) the term “Permitted Transferee” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to Transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 6.8(b);

(iii)the term “Trading Day” means any day on which shares of Company common stock are actually traded on the principal securities exchange or securities market on which shares of Company common stock are then traded;

(iv)the term “Transfer” means to (A)  exchange, transfer, assign, lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act with respect to, any security, or any right or interest therein  (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B);

(v) the term “Triggering Event III” means that the VWAP of Company common stock is at any time greater than or equal to $16.00 over any twenty (20) Trading Days within any thirty (30) Trading Day period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Company common stock); and

(vi)the term “VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable).  If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Board of Directors (including for the avoidance of doubt a duly authorized committee thereof).

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1Indemnification of Directors and Officers in Third Party Proceedings

Subject to the other provisions of this Article VIII and subject to any provisions in the certificate of incorporation related to indemnification of or advancement of expenses to directors of the Company, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. For the avoidance of doubt, nothing in this Section 8.1 shall limit in any way the obligation of the Company to indemnify directors of the Company pursuant to the certificate of incorporation.
8.2Indemnification of Directors and Officers in Actions by or in the Right of the COMPANY

Subject to the other provisions of this Article VIII and subject to any provisions in the certificate of incorporation related to indemnification of or advancement of expenses to directors of the Company, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. For the avoidance of doubt, nothing in this Section 8.2 shall limit in any way the obligation of the Company to indemnify directors of the Company pursuant to the certificate of incorporation.

8.3Successful Defense

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4Indemnification of Others

Subject to the other provisions of this Article VIII and subject to any provisions in the certificate of incorporation related to indemnification of or advancement of expenses to directors of the Company, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5Advanced Payment of Expenses

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

For the avoidance of doubt, nothing in this Section 8.5 shall limit in any way the obligation of the Company to make advanced payment of expenses to directors of the Company pursuant to the certificate of incorporation.

8.6Limitation on Indemnification

Subject to the requirements in Section 8.3 and the DGCL and subject to any provisions in the certificate of incorporation related to indemnification of or advancement of expenses to directors of the Company, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a)for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b)for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c)for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d)initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e)if prohibited by applicable law.

For the avoidance of doubt, nothing in this Section 8.6 shall limit in any way the obligation of the Company to indemnify directors of the Company pursuant to the certificate of incorporation.

8.7Determination; Claim

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8Non-Exclusivity of Rights

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law. In the event of any conflict between the provisions of this Article VIII and any provisions in the certificate of incorporation related to indemnification of or advancement of expenses to directors of the Company, the provisions in the certificate of incorporation related to indemnification of and advancement of expenses to directors of the Company shall prevail.

8.9Insurance

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10Survival

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11Effect of Repeal or Modification

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12Certain Definitions

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving company as such person would have with respect to such constituent company if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. For the avoidance of doubt, nothing contained in this Section 9.5 shall apply to any action brought to enforce a duty or liability created by the 1934 Act or any successor thereto.

ARTICLE X - AMENDMENTS

Subject to the certificate of incorporation and this Article X, these bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that, subject to the certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Section 3.1, Section 3.2, Section 3.4, Section 3.11, Article VIII, Section 9.5 or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). Subject to the certificate of incorporation and this Article X, the Board of Directors shall also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

ANNEX D: INCENTIVE PLAN

ROVER GROUP, INC.

2021 EQUITY INCENTIVE PLAN

1.Purposes of the Plan; Award Types.

(a)Purposes of the Plan. The purposes of this Plan are to attract and retain personnel for positions with the Company Group, to provide additional incentive to Employees, Directors, and Consultants (collectively, “Service Providers”), and to promote the success of the Company’s business.

(b)Award Types. The Plan permits the grant of Incentive Stock Options to any ISO Employee and the grant of Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Performance Awards to any Service Provider.

2.Definitions. The following definitions are used in this Plan:

(a)“Administrator” means Administrator as defined in Section 0.

(b)“Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of Shares under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and, only to the extent applicable with respect to an Award or Awards, the tax, securities, exchange control, and other laws of any jurisdictions other than the United States where Awards are, or will be, granted under the Plan. Reference to a section of an Applicable Law or regulation related to that section shall include such section or regulation, any valid regulation issued under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(c)“Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards.

(d)“Award Agreement” means the written or electronic agreement setting forth the terms applicable to an Award granted under the Plan. The Award Agreement is subject to the terms of the Plan.

(e)“Board” means the Board of Directors of the Company.

(f)“Change in Control” means the occurrence of any of the following events:

(i)A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, that for this subsection, the acquisition of additional stock by any one Person, who prior to such acquisition is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control and provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event shall not be considered a Change in Control under this Section 2(f)0. For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(ii)A change in the effective control of the Company which occurs on the date a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the appointment or election.  For purposes of this

Section 2(f)(ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii)A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, that for this Section 2(f)(iii), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets:

(1)a transfer to an entity controlled by the Company’s stockholders immediately after the transfer, or

(2)a transfer of assets by the Company to:

(A)a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock,

(B)an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company,

(C)a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or

(D)an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in Section 2(f)(iii)(2)(A) to Section 2(f)(iii)(2)(C).

For this definition, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For this definition, persons will be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. For the avoidance of doubt, wholly-owned subsidiaries of the Company shall not be considered “Persons” for purposes of this Section 2(f).

For purposes of this Section 2(f), persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.  For the avoidance of doubt, wholly-owned subsidiaries of the Company shall not be considered “Persons” for purposes of this Section 2(f).

(iv)A transaction will not be a Change in Control:

(1)unless the transaction qualifies as a change in control event within the meaning of Code Section 409A; or

(2)if its primary purpose is to (1) change the jurisdiction of the Company’s incorporation, or (2) create a holding company owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(g)“Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a section of the Code or regulation related to that section shall include such section or regulation, any valid regulation issued or other official applicable guidance of general or direct applicability promulgated under such section or regulation, and any comparable provision of any future legislation, regulation or official guidance of general or direct applicability amending, supplementing or superseding such section or regulation.

(h)“Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board.

(i)“Common Stock” means the Class A common stock of the Company.

(j)“Company” means Rover Group, Inc., a Delaware corporation, or any of its successors.

(k)“Company Group” means the Company, any Parent or Subsidiary, and any entity that, from time to time and at the time of any determination, directly or indirectly, is in control of, is controlled by or is under common control with the Company.

(l)“Consultant” means any natural person engaged by a member of the Company Group to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital raising transaction, and (ii) do not directly promote or maintain a market for the Company’s securities. A Consultant must be a person to whom the issuance of Shares registered on Form S-8 under the Securities Act is permitted.

(m)“Director” means a member of the Board.

(n)“Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(o)“Effective Date” means the date of the consummation of the merger by and between the Company, Nebula Caravel Acquisition Corp., and certain other parties, pursuant to that certain Business Combination Agreement dated February 10, 2021 (such merger, the “Merger”).

(p)“Employee” means any person, including Officers and Directors, providing services as an employee to the Company or any member of the Company Group. However, with respect to Incentive Stock Options, an Employee must be employed by the Company or any Parent or Subsidiary of the Company (such an Employee, an “ISO Employee”). Notwithstanding, Options awarded to individuals not providing services to the Company or a Subsidiary of the Company should be carefully structured to comply with the payment timing rule of Code Section 409A. Neither service as a Director nor payment of a director’s fee by the Company will constitute “employment” by the Company.

(q)“Exchange Act” means the U.S. Securities Exchange Act of 1934.

(r)“Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower Exercise Prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the Exercise Price of an outstanding Award is increased or reduced. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

(s)“Exercise Price” means the price payable per share to exercise an Award.

(t)“Expiration Date” means the last possible day on which an Option or Stock Appreciation Right may be exercised. Any exercise must be completed before midnight U.S. Pacific Time between the Expiration Date and the following date; provided, however, that any broker-assisted cashless exercise of an Option granted hereunder must be completed by the close of market trading on the Expiration Date.

(u)“Fair Market Value” means, as of any date, the value of a Share, determined as follows:

(i)If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market of The NASDAQ Stock Market, the Fair Market Value will be the closing sales price for a Share (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported by such source as the Administrator determines to be reliable. If the determination date for the Fair Market Value occurs on a non-Trading Day (i.e., a weekend or holiday), the Fair Market Value will be such price on the immediately preceding Trading Day, unless otherwise determined by the Administrator;

(ii)If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date on the last Trading Day such bids and asks were reported), as reported by such source as the Administrator determines to be reliable;

(iii)Absent an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the foregoing, if the determination date for the Fair Market Value occurs on a weekend, holiday or other day other than a Trading Day, the Fair Market Value will be the price as determined under subsections (t)0 or (t)0 above on the immediately preceding Trading Day, unless otherwise determined by the Administrator. In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the Exercise Price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. Note that the determination of fair market value for purposes of tax withholding may be made in the Administrator’s sole discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(v)“Fiscal Year” means a fiscal year of the Company.

(w)“Grant Date” means Grant Date as defined in Section 0.

(x)“Incentive Stock Option” means an Option that is intended to qualify and does qualify as an incentive stock option within the meaning of Code Section 422.

(y)“Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(z)“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(aa)“Option” means a stock option to acquire Shares granted under Section 6.

(bb)“Outside Director” means a Director who is not an Employee.

(cc)“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

(dd)“Participant” means the holder of an outstanding Award.

(ee)“Performance Awards” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be cash- or stock-denominated and may be settled for cash, Shares or other securities or a combination of the foregoing under Section 0.

(ff)“Performance Period” means Performance Period as defined in Section 0

(gg)“Period of Restriction” means the period during which the transfer of Shares of Restricted Stock is subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(hh)“Plan” means this 2021 Equity Incentive Plan, as may be amended from time to time.

(ii)“Restricted Stock” means Shares issued under an Award granted under Section 0 or issued as a result of the early exercise of an Option.

(jj)“Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value, granted under Section 0. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(kk)“Securities Act” means U.S. Securities Act of 1933.

(ll)“Service Provider” means an Employee, Director or Consultant.

(mm)“Share” means a share of the Common Stock as adjusted in accordance with Section 13 of the Plan.

(nn)“Stock Appreciation Right” means an Award granted under Section 0.

(oo)“Subsidiary” means a “subsidiary corporation” as defined in Code Section 424(f), in relation to the Company.

(pp)“Tax Withholdings” means tax, social insurance and social security liability or premium obligations in connection with the Awards, including, without limitation, (i) all federal, state, and local income, employment and any other taxes (including the Participant’s U.S. Federal Insurance Contributions Act (FICA) obligation) that are required to be withheld by the Company or a member of the Company Group, (ii) the Participant’s and, to the extent required by the Company, the fringe benefit tax liability of the Company or a member of the Company Group, if any, associated with the grant, vesting, or exercise of an Award or sale of Shares issued under the Award, and (iii) any other taxes or social insurance or social security liabilities or premium the responsibility for which the Participant has, or has agreed to bear, with respect to such Award, the Shares subject to, or other amounts or property payable under, an Award, or otherwise associated with or related to participation in the Plan and with respect to which the Company or the applicable member of the Company Group has either agreed to withhold or has an obligation to withhold.

(qq)“Ten Percent Owner” means Ten Percent Owner as defined in Section 0.

(rr)“Trading Day” means a day on which the primary stock exchange or national market system (or other trading platform, as applicable) on which the Common Stock trades is open for trading.

(ss)“Transaction” means Transaction as defined in Section 0.

3.Shares Subject to the Plan.

(a)Allocation of Shares to Plan. The maximum aggregate number of Shares that may be issued under the Plan is:

(i)17,200,000 Shares, plus

(ii)any Shares subject to stock options or other awards that are assumed in the Merger (“Assumed Awards”) and that, on or after the Effective Date, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan under this clause (ii) equal to 20,413,459 Shares, plus

(iii) any additional Shares that become available for issuance under the Plan under Sections 30 and 30.

The Shares may be authorized but unissued Common Stock or Common Stock issued and then reacquired by the Company.

(b)Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2022 Fiscal Year, in an amount equal to the least of:

(i)25,740,000 Shares,

(ii)5% of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding Fiscal Year, and

(iii)a lesser number of Shares determined by the Administrator.

(c)Share Reserve Return.

(i)Options and Stock Appreciation Rights. If an Option or Stock Appreciation Right expires or becomes unexercisable without having been exercised in full or is surrendered under an Exchange Program, the unissued Shares subject to the Option or Stock Appreciation Right will become available for future issuance under the Plan.

(ii)Stock Appreciation Rights. Only Shares actually issued pursuant to a Stock Appreciation Right (i.e., the net Shares issued) will cease to be available under the Plan; all remaining Shares originally subject to the Stock Appreciation Right will remain available for future issuance under the Plan.

(iii)Full-Value Awards. Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, or stock-settled Performance Awards that are reacquired by the Company due to failure to vest or are forfeited to the Company will become available for future issuance under the Plan.

(iv)Withheld Shares. Shares used to pay the Exercise Price of an Award or to satisfy Tax Withholdings related to an Award will become available for future issuance under the Plan.

(v)Cash-Settled Awards. If any portion of an Award under the Plan is paid to a Participant in cash rather than Shares, that cash payment will not reduce the number of Shares available for issuance under the Plan.

(d)Incentive Stock Options. The maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a) plus, to the extent allowable under Code Section 422, any Shares that become available for issuance under the Plan under Sections 30 and 30.

(e)Adjustment. The numbers provided in Sections 30, 30, and 30 will be adjusted as a result of changes in capitalization and any other adjustments under Section 0.

(f)Substitute Awards. If the Administrator grants Awards in substitution for equity compensation awards outstanding under a plan maintained by an entity acquired by or becomes a part of any member of the Company group, the grant of those substitute Awards will not decrease the number of Shares available for issuance under the Plan.

(g)Share Reserve.  The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.Administration of the Plan.

(a)Procedure.

(i)The Plan will be administered by the Board or a Committee (the “Administrator”). Different Administrators may administer the Plan with respect to different groups of Service Providers. The Board may retain the authority to concurrently administer the Plan with a Committee and may revoke the delegation of some or all authority previously delegated.

(ii)To the extent permitted by Applicable Laws, the Board or a Committee may delegate to one or more subcommittees of the Board or a Committee or officers the authority to grant Awards to Employees of the Company or any of its Subsidiaries, provided that the delegation must comply with any limitations on the authority required by Applicable Laws, including the total number of Shares that may be subject to the Awards granted by such officer(s). This delegation may be revoked at any time by the Board or Committee.

(b)Powers of the Administrator. Subject to the terms of the Plan, any limitations on delegations specified by the Board, and any requirements imposed by Applicable Laws, the Administrator will have the authority, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable to administer the Plan including:

(i)to determine the Fair Market Value;

(ii)to approve forms of Award Agreements for use under the Plan;

(iii)to select the Service Providers to whom Awards may be granted and grant Awards to such Service Providers;

(iv)to determine the number of Shares to be covered by each Award granted;

(v)to determine the terms and conditions, consistent with the Plan, of any Award granted. Such terms and conditions may include, but are not limited to, the Exercise Price, the time(s) when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating to an Award;

(vi)to institute and determine the terms and conditions of an Exchange Program;

(vii)to construe and interpret the Plan and make any decisions necessary to administer the Plan, including but not limited to determining whether and when a Change in Control has occurred;

(viii)to establish, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations and sub-plans for the purposes of facilitating compliance with aplicable non-U.S. laws, easing the administration of the Plan and/or obtaining tax-favorable treatment for Awards granted to Service Providers located outside the U.S., in each case as the Administrator may deem necessary or advisable;

(ix)to interpret, modify or amend each Award (subject to Section 19), including extending the Expiration Date and the post-termination exercisability period of such modified or amended Awards;

(x)to allow Participants to satisfy tax withholding obligations in any manner permitted by Section 16;

(xi)to delegate ministerial duties to any of the Company’s employees;

(xii)to authorize any person to take any steps and execute, on behalf of the Company, any documents required for an Award previously granted by the Administrator to be effective;

(xiii)to temporarily suspend the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes, provided that, unless prohibited by Applicable Laws, such suspension shall be lifted in all cases not less than 10 Trading Days before the last date that the Award may be exercised;

(xiv)to allow Participants to defer the receipt of the payment of cash or the delivery of Shares otherwise due to any such Participants under an Award; and

(xv)to make any determinations necessary or appropriate under Section 0

(c)Grant Date. The grant date of an Award (“Grant Date”) will be the date that the Administrator makes the determination granting such Award or may be a later date if such later date is designated by the Administrator on the date of the determination or under an automatic grant policy. Notice of the determination will be provided to each Participant within a reasonable time after the Grant Date.

(d)Waiver. The Administrator may waive any terms, conditions or restrictions.

(e)Fractional Shares. Except as otherwise provided by the Administrator, any fractional Shares that result from the adjustment of Awards will be canceled. Any fractional Shares that result from vesting percentages will be accumulated and vested on the date that an accumulated full Share is vested.

(f)Electronic Delivery. The Company may deliver by e-mail or other electronic means (including posting on a website maintained by the Company or by a third party under contract with the Company or another member of the Company Group) all documents relating to the Plan or any Award and all other documents that the Company is required to deliver to its security holders (including prospectuses, annual reports and proxy statements).

(g)Choice of Law; Choice of Forum. The Plan, all Awards and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under this Plan, a Participant’s acceptance of an Award is his or her consent to the jurisdiction of the State of Delaware, and agreement that any such litigation will be conducted in Delaware Court of Chancery, or the federal courts for the United States for the District of Delaware, and no other courts, regardless of where a Participant’s services are performed.

(h)Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

5.Eligibility.  Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Performance Awards may be granted to Service Providers.  Incentive Stock Options may be granted only to Employees.

6.Stock Options.

(a)Stock Option Award Agreement. Each Option will be evidenced by an Award Agreement that will specify the number of Shares subject to the Option, per share Exercise Price, its Expiration Date, and such other terms and conditions as the Administrator determines. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. An Option not designated as an Incentive Stock Option is a Nonstatutory Stock Option.

(b)Exercise Price. The Exercise Price for the Shares to be issued upon exercise of an Option will be determined by the Administrator and stated in the Award Agreement, subject to the following:

(i)In the case of an Incentive Stock Option:

(1)granted to an ISO Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary (a “Ten Percent Owner”), the Exercise Price for the Shares to be issued will be no less than 110% of the Fair Market Value per Share on the date of grant; and

(2)granted to any ISO Employee other than a Ten Percent Owner, the Exercise Price for the Shares to be issued will be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii)In the case of a Nonstatutory Stock Option, the Exercise Price for the Shares to be issued will be no less than 100% of the Fair Market Value per Share on the date of grant.

(iii)Notwithstanding the foregoing, Options may be granted with an Exercise Price of less than 100% of the Fair Market Value per Share on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to a Service Provider that is not a U.S. taxpayer.

(c)Form of Consideration. The Administrator will determine the acceptable form(s) of consideration for exercising an Option. Unless the Administrator determines otherwise, the consideration may consist of any one or more or combination of the following, to the extent permitted by Applicable Laws:

(i)cash;

(ii)check or wire transfer;

(iii)promissory note, if and to the extent approved by the Company;

(iv)other Shares that have a fair market value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option will be exercised. To the extent not prohibited by the Administrator, this shall include the ability to tender Shares to exercise the Option and then use the Shares received on exercise to exercise the Option with respect to additional Shares;

(v)consideration received by the Company under a cashless exercise arrangement (whether through a broker or otherwise) implemented by the Company for the exercise of Options that has been approved by the Administrator, if and to the extent permitted by the Company with respect to a particular Award;

(vi)consideration received by the Company under a net exercise program under which Shares are withheld from otherwise deliverable Shares that has been approved by the Administrator, if and to the extent permitted by the Company with respect to a particular Award; and

(vii)any other consideration or method of payment to issue Shares (provided that other forms of considerations may be approved only by the Administrator).

The Administrator has the power to remove or limit any of the above forms of consideration for exercising an Option except for the payment of cash at any time in its sole discretion.

(d)Term of Option. The term of each Option will be determined by the Administrator and stated in the Award Agreement, provided that, in the case of an Incentive Stock Option:  (a) granted to a Ten Percent Owner, the Option may not be exercisable after the expiration of 5 years from the date such Option is granted, or such shorter term as may be provided in the Award Agreement; and (b) granted to an ISO Employee other than a Ten Percent Owner, the Option may not be exercisable after the expiration of 10 years from the date such Option is granted term, or such shorter term as may be provided in the Award Agreement.

(e)Incentive Stock Option Limitations.

(i)To the extent that the aggregate fair market value of the shares with respect to which incentive stock options under Code Section 422(b) are exercisable for the first time by a Participant during any calendar year (under all plans and agreements of the Company Group) exceeds $100,000, the incentive stock options whose value exceeds $100,000 will be treated as nonstatutory stock options. Incentive stock options will be considered in the order in which they were granted. For this purpose, the fair market value of the shares subject to an option will be determined as of the grant date of each option.

(ii)If an Option is designated in the Administrator action that granted it as an Incentive Stock Option but the terms of the Option do not comply with Sections 60 and 60, then the Option will not qualify as an Incentive Stock Option.

(f)Exercise of Option. An Option is exercised when the Company receives: (i) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option and (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholdings). Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, despite the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. An Option may not be exercised for a fraction of a Share. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan (except as provided in Section 0 and for purchase under the Option, by the number of Shares as to which the Option is exercised.

(i) Termination of Relationship as a Service Provider.  If a Participant ceases to be a Service Provider, other than upon such cessation as the result of the Participant’s death or Disability, the Participant may exercise his or her Option within thirty (30) days of such cessation, or such longer period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6(d), as applicable) to the extent that the Option is vested on the date of cessation.  Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on the date of such cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately.  If after such cessation the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(ii)Disability of Participant.  If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within six (6) months of cessation, or such longer period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6(d), as applicable) to the extent the Option is vested on the date of cessation.  Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on the date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately.  If after such cessation the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)Death of Participant.  If a Participant dies while a Service Provider, the Option may be exercised within six (6) months following the Participant’s death, or within such longer period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6(d), as applicable) to the extent that the Option is vested on the date of death, by the Participant’s designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the Participant’s death in a form (if any) acceptable to the Administrator.  If the Administrator has not permitted the designation of the beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.  If the Option is exercised pursuant to this Section 6(f)(iii), Participant’s designated beneficiary or personal representative shall be subject to the terms of this Plan and the Award Agreement, including but not limited to the restrictions on transferability and forfeitability applicable to the Service Provider. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately.  If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(g)Expiration of Options. Subject to Section 60, an Option’s Expiration Date will be set forth in the Award Agreement. An Option may expire before its expiration date under the Plan (including pursuant to Sections 6(f), 0, 0, or 17(d)) or under the Award Agreement.

(h)Tolling of Expiration. If exercising an Option prior to its expiration is not permitted because of Applicable Laws, other than the rules of any stock exchange or quotation system on which the Common Stock is listed or quoted, the Option will remain exercisable until 30 days after the first date on which exercise no longer would be prevented by such provisions; provided, however, that this tolling of expiration shall not apply if and to the extent the holder of such Option is a United States taxpayer and the tolling would result in a violation of Section 409A such that the Option would be subject to additional taxation or interest under Section 409A. If this would result in the Option remaining exercisable past its Expiration Date, then unless earlier terminated pursuant to Section 0, the Option will remain exercisable only until the end of the later of (x) the first day on which its exercise would not be prevented by Section 20(a) and (y) its Expiration Date.

7.Stock Appreciation Rights.

(a)Stock Appreciation Right Award Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the number of Shares subject to the Stock Appreciation Right, its per share Exercise Price, its Expiration Date, and such other terms and conditions as the Administrator determines.

(b)Exercise Price. The Exercise Price of a Stock Appreciation Right will be determined by the Administrator, provided that in the case of a Stock Appreciation Right granted to a U.S. taxpayer, the Exercise Price will be no less than 100% of the Fair Market Value of a Share on the date of grant.

(c)Payment of Stock Appreciation Right Amount. Payment upon Stock Appreciation Right exercise may be made in cash, in Shares (which, on the date of exercise, have an aggregate Fair Market Value equal to the amount of payment to be made under the Award), or any combination of cash and Shares, with the determination of form of payment made by the Administrator. When a Participant exercises a Stock Appreciation Right, he or she will be entitled to receive a payment from the Company equal to:

(i)the excess, if any, between the fair market value on the date of exercise over the Exercise Price multiplied by

(ii)the number of Shares with respect to which the Stock Appreciation Right is exercised.

(d)Exercise of Stock Appreciation Right. A Stock Appreciation Right is exercised when the Company receives a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Stock Appreciation Right. Shares issued upon exercise of a Stock Appreciation Right will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to a Stock Appreciation Right, despite the exercise of the Stock Appreciation Right. The Company will issue (or cause to be issued) such Shares promptly after the Stock Appreciation Right is exercised. A Stock Appreciation Right may not be exercised for a fraction of a Share. Exercising a Stock Appreciation Right in any manner will decrease (x) the number of Shares thereafter available under the Stock Appreciation Right by the number of Shares as to which the Stock Appreciation Right is exercised and (y) the number of Shares thereafter available under the Plan by the number of Shares issued upon such exercise.

(e)Expiration of Stock Appreciation Rights. A Stock Appreciation Right’s Expiration Date will be set forth in the Award Agreement. A Stock Appreciation Right may expire before its expiration date under the Plan (including pursuant to Sections 0, 0, or 0) or under the Award Agreement.  Notwithstanding the foregoing, the rules of Section 6(d) relating to the maximum term and Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f)Tolling of Expiration. If exercising a Stock Appreciation Right prior to its expiration is not permitted because of Applicable Laws, other than the rules of any stock exchange or quotation system on which the Common Stock is listed or quoted, the Stock Appreciation Right will remain exercisable until 30 days after the first date on which exercise no longer would be prevented by such provisions; provided, however, that this tolling of expiration shall not apply if and to the extent the holder of such Stock Appreciation Right is a United States taxpayer and the tolling would result in a violation of Section 409A such that the Stock Appreciation Right would be subject to additional taxation or interest under Section 409A. If this would result in the Stock Appreciation Right remaining exercisable past its Expiration Date, then unless earlier terminated pursuant to Section 0, the Stock Appreciation Right will remain exercisable only until the end of the later of (x) the first day on which its exercise would not be prevented by Section 20(a) and (y) its Expiration Date.

8.Restricted Stock.

(a)Restricted Stock Award Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the number of Shares subject to the Award of Restricted Stock and such other terms and conditions as the Administrator determines. For the avoidance of doubt, Restricted Stock may be granted without any Period of Restriction (e.g., vested stock bonuses). Unless the Administrator determines otherwise, Shares of Restricted Stock will be held in escrow while unvested.

(b)Restrictions.

(i)Except as provided in this Section 80 or the Award Agreement, while unvested, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated.

(ii)While unvested, Service Providers holding Shares of Restricted Stock may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(iii)Service Providers holding a Share covered by an Award of Restricted Stock will not be entitled to receive dividends and other distributions paid with respect to such Shares while such Shares are unvested, unless the Administrator provides otherwise. If the Administrator provides that dividends and distributions will be received and any such dividends or distributions are paid in cash they will be subject to the same provisions regarding forfeitability as the Shares with respect to which they were paid and if such dividend or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares with respect to which they were paid and, unless the Administrator determines otherwise, the Company will hold such dividends until the restrictions on the Shares with respect to which they were paid have lapsed.

(iv)Except as otherwise provided in this Section 80 or an Award Agreement, a Share covered by each Award of Restricted Stock made under the Plan will be released from escrow when practicable after the last day of the applicable Period of Restriction.

(v)The Administrator may impose, prior to grant, or remove any restrictions on Shares covered by an Award of Restricted Stock.

9.Restricted Stock Units.

(a)Restricted Stock Unit Award Agreement. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the number of Restricted Stock Units subject to the Award of Restricted Stock Units and such other terms and conditions as the Administrator determines.

(b)Vesting Criteria and Other Terms. The Administrator will set vesting criteria, if any, that, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (that may include continued employment or service) or any other basis determined by the Administrator in its sole discretion.

(c)Earning Restricted Stock Units. Upon meeting any applicable vesting criteria, the Participant will have earned the Restricted Stock Units and will be paid as determined in Section 90. The Administrator may reduce or waive any criteria that must be met to earn the Restricted Stock Units.

(d)Form and Timing of Payment. Payment of earned Restricted Stock Units will be made at the time(s) set forth in the Award Agreement and determined by the Administrator. Unless otherwise provided in the Award Agreement, the Administrator may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

10.Performance Awards.

(a)Award Agreement. Each Performance Award will be evidenced by an Award Agreement that will specify any time period during which any performance objectives or other vesting provisions, if any, will be measured (“Performance Period”), and such other terms and conditions as the Administrator determines.

(b)Objectives or Vesting Provisions and Other Terms. The Administrator will set objectives or vesting provisions that, depending on the extent to which the objectives or vesting provisions are met, will determine the value of the payout for the Performance Awards. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (that may include continued employment or service) or any other basis determined by the Administrator in its sole discretion.

(c)Form and Timing of Payment. Payment of earned Performance Awards will be made at the time(s) specified in the Award Agreement. Payment with respect to earned Performance Awards will be made in cash, in Shares of equivalent value, or any combination of cash and Shares, with the determination of form of payment made by the Administrator at the time of payment or, in the discretion of the Administrator, at the time of grant.

(d)Value of Performance Awards. Each Performance Award’s threshold, target, and maximum payout values will be established by the Administrator on or before the Grant Date.

(e)Earning Performance Awards. After an applicable Performance Period has ended, the holder of a Performance Award will be entitled to receive a payout for the Performance Award earned by the Participant over the Performance Period. The Administrator may reduce or waive any performance objectives or other vesting provisions for such Performance Award.

11.Leaves of Absence/ Reduced or Part-time Work Schedule/Transfer Between Locations/Change of Status.

(a)Leaves of Absence/ Reduced or Part-time Work Schedule/Transfer Between Locations. Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder will be adjusted or suspended during any unpaid leave of absence in accordance with the Company’s leave of absence policy in effect at the time of such leave. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or within the Company Group. In addition, unless the Administrator provides otherwise or as otherwise required by Applicable Laws, if, after the date of grant of a Participant’s Award, the Participant commences working on a part-time or reduced work schedule basis, the vesting of such Award will be adjusted in accordance with the Company’s reduced work schedule/ part-time policy then in effect.  Adjustments or suspensions of vesting pursuant to this Section shall be accomplished in a manner that is exempt from or complies with the requirements of Code Section 409A and the regulations and guidance thereunder.

(b)Employment Status. A Participant will not cease to be a Service Provider in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company (or member of the Company Group) or between the Company or any member of the Company Group.

(c)Incentive Stock Options. With respect to Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave any Incentive Stock Option held by a Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

12.Transferability of Awards. Unless determined otherwise by the Administrator, or otherwise required by Applicable Laws, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, the Award will be limited by any additional terms and conditions imposed by the Administrator. Any unauthorized transfer of an Award will be void.

13.Adjustments; Dissolution or Liquidation.

(a)Adjustments. If any extraordinary dividend or other extraordinary distribution (whether in cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, other change in the corporate structure of the Company affecting the Shares, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any of its successors) affecting the Shares occurs (including a Change in Control), the Administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the Plan, will adjust the number and class of shares that may be delivered under the Plan and/or the number, class, and price of shares covered by each outstanding Award, and the numerical Share limits in Section 0.  Notwithstanding the foregoing, the conversion of any convertible securities of the Company and ordinary course repurchases of Shares or other securities of the Company will not be treated as an event that will require adjustment.

(b)Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant, at such time prior to the effective date of such proposed transaction as the Administrator determines. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

14.Change in Control or Merger.

(a)Administrator Discretion. If a Change in Control or a merger of the Company with or into another corporation or other entity occurs (each, a “Transaction”), each outstanding Award will be treated as the Administrator determines (subject to the provisions of this Section), without a Participant’s consent, including that such Award be continued by the successor corporation or a Parent or Subsidiary of the successor corporation (or an affiliate thereof) or that the vesting of any such Awards may accelerate automatically upon consummation of a Transaction.

(b)Identical Treatment Not Required. The Administrator need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Administrator may take different actions with respect to the vested and unvested portions of an Award. The Administrator will not be required to treat all Awards similarly in the Transaction.

(c)Continuation. An Award will be considered continued if, following the Change in Control or merger:

(i)the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Transaction, the consideration (whether stock, cash, or other securities or property) received in the Transaction by holders of Shares for each Share held on the effective date of the Transaction (and if holders were offered a choice of consideration, the type of consideration received by the holders of a majority of the outstanding Shares) and the Award otherwise is continued in accordance with its terms (including vesting criteria, subject to Section 14(c)0 below and Section 0; provided that if the consideration received in the Transaction is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon exercising an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, or Performance Award, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Transaction; or

(ii)the Award is terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the Transaction. Any such cash or property may be subjected to any escrow applicable to holders of Common Stock in the Change in Control. If as of the date of the occurrence of the Transaction the Administrator determines that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment. The amount of cash or property can be subjected to vesting and paid to the Participant over the original vesting schedule of the Award.

(iii)Notwithstanding anything in this Section 140 to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Transaction corporate structure will not invalidate an otherwise valid Award assumption.

(d)Modification. The Administrator will have authority to modify Awards in connection with a Change in Control or merger:

(i)in a manner that causes the Awards to lose their tax-preferred status,

(ii)to terminate any right a Participant has to exercise an Option prior to vesting in the Shares subject to the Option (i.e., “early exercise”), so that following the closing of the Transaction the Option may only be exercised only to the extent it is vested;

(iii)to reduce the Exercise Price subject to the Award in a manner that is disproportionate to the increase in the number of Shares subject to the Award, as long as the amount that would be received upon exercise of the Award immediately before and immediately following the closing of the Transaction is equivalent and the adjustment complies with U.S. Treasury Regulation Section 1.409A-1(b)(v)(D); and

(iv)to suspend a Participant’s right to exercise an Option during a limited period of time preceding and or following the closing of the Transaction without Participant consent if such suspension is administratively necessary or advisable to permit the closing of the Transaction.

(e)Non-Continuation. If the successor corporation does not continue an Award (or some portion such Award), the Participant will fully vest in (and have the right to exercise) 100% of the then-unvested Shares subject to his or her outstanding Options and Stock Appreciation Rights, all restrictions on 100% of the Participant’s outstanding Restricted Stock and Restricted Stock Units will lapse, and, regarding 100% of Participant’s outstanding Awards with performance-based vesting, all performance goals or other vesting criteria will be treated as achieved at 100% of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In no event will vesting of an Award accelerate as to more than 100% of the Award. Unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if Options or Stock Appreciation Rights are not continued when a Change in Control or a merger of the Company with or into another corporation or other entity occurs, the Administrator will notify the Participant in writing or electronically that the Participant’s vested Options or Stock Appreciation Rights (after considering the foregoing vesting acceleration, if any) will be exercisable for a period of time determined by the Administrator in its sole discretion and all of the Participant’s Options or Stock Appreciation Rights will terminate upon the expiration of such period (whether vested or unvested).

(f)Outside Director Grants. With respect to Awards granted to an Outside Director, in the event of a Change in Control, the Participant will fully vest in and have the right to exercise outstanding Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which otherwise would not be vested or exercisable, all restrictions on other outstanding Awards will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement, a Company policy related to Director compensation, or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, that specifically references this default rule.

15.Outside Director Limits.  No Outside Director may be paid, issued or granted, in any Fiscal Year, cash retainer fees and equity awards (including any Awards issued under this Plan) with an aggregate value greater than $750,000, increased to $1,000,000 in connection with his or her initial service (with the value of each equity award based on its grant date fair value (determined in accordance with U.S. generally accepted accounting principles)).  Any cash compensation paid or Awards granted to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 15.

16.Tax Matters.

(a)Withholding Requirements. Prior to the delivery of any Shares or cash under an Award (or exercise thereof) or such earlier time as any Tax Withholding are due, the Company may deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any Tax Withholding with respect to such Award or Shares subject to an Award (including upon exercise of an Award).

(b)Withholding Arrangements. The Administrator, in its sole discretion and under such procedures as it may specify from time to time, may elect to satisfy such Tax Withholding, in whole or in part (including in combination) by (without limitation) (i) requiring the Participant to pay cash, check or other cash equivalents, (ii) withholding otherwise deliverable cash (including cash from the sale of Shares issued to the

Participant) or Shares having a fair market value equal to the amount required to be withheld or such greater amount (including up to a maximum statutory amount) as the Administrator may determine or permit if such amount does not result in unfavorable financial accounting treatment, as the Administrator determines in its sole discretion, (iii) forcing the sale of Shares issued pursuant to an Award (or exercise thereof) having a fair market value equal to the minimum statutory amount applicable in a Participant’s jurisdiction or a greater amount as the Administrator may determine or permit if such greater amount would not result in unfavorable financial accounting treatment, as the Administrator determines in its sole discretion, (iv) requiring the Participant to deliver to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or a greater amount as the Administrator may determine or permit if such greater amount would not result in unfavorable financial accounting treatment, as the Administrator determines in its sole discretion, (v) requiring the Participant to engage in a cashless exercise transaction (whether through a broker or otherwise) implemented by the Company in connection with the Plan, (vi) having the Company or a Parent or Subsidiary withhold from wages or any other cash amount due or to become due to the Participant and payable by the Company or any Parent or Subsidiary, or (vii) such other consideration and method of payment for the meeting of Tax Withholding as the Administrator may determine to the extent permitted by Applicable Laws, provided that, in all instances, the satisfaction of the Tax Withholding will not result in any adverse accounting consequence to the Company, as the Administrator may determine in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date the amount of tax to be withheld is calculated or such other date as Administrator determines is applicable or appropriate with respect to the Tax Withholding calculation.

(c)Compliance With Code Section 409A. Unless the Administrator determines that compliance with Code Section 409A is not necessary, it is intended that Awards will be designed and operated so that they are either exempt or excepted from the application of Code Section 409A or comply with any requirements necessary to avoid the imposition of additional tax under Code Section 409A(a)(1)(B) so that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A and the Plan and each Award Agreement will be interpreted consistent with this intent. This Section 150 is not a guarantee to any Participant of the consequences of his or her Awards. In no event will the Company have any responsibility, liability or obligation to reimburse, indemnify or hold harmless Participant for any taxes that may be imposed or other costs that may be incurred, as a result of Section 409A.

17.Other Terms.

(a)No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right regarding continuing the Participant’s relationship as a Service Provider with the Company or member of the Company Group, nor will they interfere with the Participant’s right, or the Participant’s employer’s right, to terminate such relationship at any time free from any liability or claim under the Plan.

(b)Interpretation and Rules of Construction. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

(c)Plan Governs. In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of any Grant Agreement, the terms and conditions of the Plan will prevail.

(d)Forfeiture Events.

(i)All Awards granted under the Plan will be subject to recoupment under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws. In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including without limitation to any reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 17(d)0 is specifically mentioned and waived in an Award Agreement or other document, no recovery of compensation under a clawback policy or otherwise will be an event that triggers or contributes to any right of a Participant to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or a member of the Company Group.

(ii)The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but will not be limited to, termination of such Participant’s status as Service Provider for cause or any specified action or inaction by a Participant that would constitute cause for termination of such Participant’s status as a Service Provider.

18.Term of Plan. Subject to Section 21, the Plan will become effective upon the later to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the Effective Date.  The Plan will continue in effect until terminated under Section 19, but (i) no Incentive Stock Options may be granted after ten (10) years from the earlier of the Board or stockholder approval of the Plan and (ii) Section 0 relating to automatic share reserve increase will operate only until the tenth (10th) anniversary of the earlier of the Board or stockholder approval of the Plan.

19.Amendment and Termination of the Plan.

(a)Amendment and Termination. The Administrator, in its sole discretion, may amend, alter, suspend or terminate the Plan or any part thereof, at any time and for any reason.

(b)Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary or desirable to comply with Applicable Laws.

(c)Consent of Participants Generally Required. Subject to Section 19(d) below, no amendment, alteration, suspension or termination of the Plan or an Award under it will materially impair the rights of any Participant without a signed, written agreement authorized by the Administrator between the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it regarding Awards granted under the Plan prior to such termination.

(d)Exceptions to Consent Requirement.

(i)A Participant’s rights will not be deemed to have been impaired by any amendment, alteration, suspension or termination if the Administrator, in its sole discretion, determines that the amendment, alteration, suspension or termination taken as a whole, does not materially impair the Participant’s rights; and

(ii)Subject to any limitations of Applicable Laws, the Administrator may amend the terms of any one or more Awards without the affected Participant’s consent even if it does materially impair the Participant’s right if such amendment is done

(ii)in a manner specified by the Plan,

(iii)to maintain the qualified status of the Award as an Incentive Stock Option under Code Section 422,

(iv)to change the terms of an Incentive Stock Option, if such change results in impairment of the Award only because it impairs the qualified status of the Award as an Incentive Stock Option under Code Section 422,

(v)to clarify the manner of exemption from Code Section 409A or compliance with any requirements necessary to avoid the imposition of additional tax or interest under Code Section 409A(a)(1)(B), or

(vi)to comply with other Applicable Laws.

20.Conditions Upon Issuance of Shares.

(a)Legal Compliance. The Company will make good faith efforts to comply with all Applicable Laws related to the issuance of Shares. Shares will not be issued pursuant to an Award, including without limitation upon exercise or vesting thereof, as applicable, unless the issuance and delivery of such Shares and exercise or vesting of the Award, as applicable, will comply with Applicable Laws. If required by the Administrator, issuance will be further subject to the approval of counsel for the Company with respect to such compliance. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any Applicable Laws, registration or other qualification of the Shares under any state, federal or foreign law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability regarding the failure to issue or sell such Shares as to which such authority, registration, qualification or rule compliance was not obtained and the Administrator reserves the authority, without the consent of a Participant, to terminate or cancel Awards with or without consideration in such a situation.

(b)Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising such Award to represent and warrant during any such exercise or vesting that the Shares are being purchased only for investment and with no present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

(c)Failure to Accept Award. If a Participant has not accepted an Award to the extent such acceptance has been requested or required by the Company or has not taken all administrative and other steps (e.g., setting up an account with a broker designated by the Company) necessary for the Company to issue Shares upon the vesting, exercise, or settlement of the Award prior to the first date the Shares subject to such Award are scheduled to vest, then the portion of the Award scheduled to vest on such date will be cancelled on such date and such Shares subject to the Award immediately will revert to the Plan for no additional consideration unless otherwise provided by the Administrator.

21.Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

ANNEX E: STOCK PURCHASE PLAN

Rover Group, Inc.

2021 EMPLOYEE STOCK PURCHASE PLAN

1.Purpose.  The purpose of the Plan is to provide employees of the Company and its Designated Companies with an opportunity to purchase Common Stock through accumulated Contributions.  The Company intends for the Plan to have two components: a component that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “423 Component”) and a component that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “Non-423 Component”).  The provisions of the 423 Component, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.  An option to purchase shares of Common Stock under the Non-423 Component will be granted pursuant to rules, procedures, or sub-plans adopted by the Administrator designed to achieve tax, securities laws, or other objectives for Eligible Employees and the Company.  Except as otherwise provided herein, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

2.Definitions.

(a)“Administrator” means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 14.

(b)“Affiliate” means any entity, other than a Subsidiary, in which the Company has an equity or other ownership interest.

(c)“Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where options are, or will be, granted under the Plan.

(d)“Board” means the Board of Directors of the Company.

(e)“Change in Control” means the occurrence of any of the following events, unless specifically provided otherwise by the Administrator with respect to a particular Offering:

(i)A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control.  Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event shall not be considered a Change in Control under this subsection (i). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(ii)A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12)-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election.

For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii)A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12)‑month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection, the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (A) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3).  For purposes of this subsection, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the Company. For the avoidance of doubt, wholly-owned subsidiaries of the Company shall not be considered “Persons” for purposes of this Section 2(e).

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any applicable Treasury Regulations and formal, effective Internal Revenue Service guidance of either general applicability or direct applicability that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its primary purpose is to change the jurisdiction of the Company’s incorporation, or (ii) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(f)“Code” means the U.S. Internal Revenue Code of 1986, as amended.  Reference to a specific section of the Code or U.S. Treasury Regulation thereunder will include such section or regulation, any valid regulation or other official applicable guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(g)“Committee” means a committee of the Board appointed in accordance with Section 14 hereof.

(h)“Common Stock” means the Class A common stock of the Company.

(i)“Company” means Rover Group, Inc., a Delaware corporation, or any of its successors.

(j)“Compensation” includes an Eligible Employee’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation.   For the avoidance of doubt, “Compensation” excludes any payments that an Eligible Employee receives from external sources, including government agencies or insurance carriers, such as disability insurance payments or paid family leave payments, during any leave of absence taken by an Eligible Employee.  The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for a subsequent Offering Period.

(k)“Contributions” means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

(l)“Designated Company” means any Subsidiary or Affiliate of the Company that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.  For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies, provided, however that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non‑423 Component.

(m)“Director” means a member of the Board.

(n)“Effective Date” means the date of the consummation of the merger by and between the Company, Nebula Caravel Acquisition Corp., and certain other parties, pursuant to that certain Business Combination Agreement dated February 10, 2021 (such merger, the “Merger”).

(o)“Eligible Employee” means any individual who is a common law employee providing services to the Company or a Designated Company and is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer, or any lesser number of hours per week and/or number of months in any calendar year established by the Administrator (if required under applicable local law) for purposes of any separate Offering or the Non-423 Component.  For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws.  Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave.  The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine (for each Offering under the 423 Component, on a uniform and nondiscriminatory basis or as otherwise permitted by Treasury Regulation Section 1.423‑2) that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Offering under the 423 Component in an identical manner to all highly compensated individuals of the Employer whose Eligible Employees are participating in that Offering under the 423 Component.  Each exclusion will be applied with respect to an Offering under the 423 Component in a manner complying with U.S. Treasury Regulation Section 1.423‑2(e)(2)(ii).  Such exclusions may be applied with respect to an Offering under the Non- 423 Component without regard to the limitations of Treasury Regulation Section 1.423‑2.

(p)“Employer” means the employer of the applicable Eligible Employee(s).

(q)“Enrollment Date” means the first Trading Day of an Offering Period.

(r)“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(s)“Exercise Date” means the last Trading Day of the Purchase Period.  Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 20, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will terminate without options being exercised on the Exercise Date that otherwise would have occurred on the last Trading Day of such Purchase Period.

(t)“Fair Market Value” means, as of any date, the closing sales price for Common Stock as quoted on any established stock exchange or national market system (including without limitation the New York Stock Exchange, NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market of The NASDAQ Stock Market) on which the Common Stock is listed on the date of determination (or the closing bid, if no sales were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable.  If the determination date for the Fair Market Value occurs on a non-Trading Day (i.e., a weekend or holiday), the Fair Market Value will be such price on the immediately preceding Trading Day, unless otherwise determined by the Administrator.  In the absence of an established market for the Common Stock, the Fair Market Value thereof will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator’s discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(u)“Fiscal Year” means a fiscal year of the Company.

(v) “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(w)“Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 0.  For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering.  To the extent permitted by U.S. Treasury Regulation Section 1.423‑2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulation Section 1.423‑2(a)(2) and (a)(3).

(x)“Offering Periods” means a period beginning on such date as may be determined by the Administrator in its discretion and ending on such Exercise Date as may be determined by the Administrator in its discretion, in each case on a uniform and nondiscriminatory basis.  The duration and timing of Offering Periods may be changed pursuant to Sections 4, 20 and 30.

(y)“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z)“Participant” means an Eligible Employee that participates in the Plan.

(aa)“Plan” means this Rover Group, Inc. 2021 Employee Stock Purchase Plan.

(bb) “Purchase Period” means the period, as determined by the Administrator in its discretion on a uniform and nondiscriminatory basis, during an Offering Period that commences on the Offering Period’s Enrollment Date and ends on the next Exercise Date, except that if the Administrator determines that more than one Purchase Period should occur within an Offering Period, subsequent Purchase Periods within such Offering Period commence after one Exercise Date and end with the next Exercise Date at such time or times as the Administrator determines prior to the commencement of the Offering Period.

(cc)“Purchase Price” means an amount equal to eighty-five percent (85%) of the Fair Market Value on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code (or any successor rule or provision or any other Applicable Law, regulation or stock exchange rule) or pursuant to Section 20.

(dd) “Section 409A” or “Code Section 409A” means Code Section 409A and the applicable U.S. Treasury Regulations and formal, effective guidance of either general applicability or direct applicability thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

(ee)“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

(ff)“Trading Day” means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.

(gg)“U.S. Treasury Regulations” means the Treasury Regulations of the Code.  Reference to a specific Treasury Regulation will include such Treasury Regulation, the Section of the Code under which such regulation was promulgated, any valid regulation or other official applicable guidance promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such Section or regulation.

3.Eligibility.

(a)Offering Periods.  Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 5.

(b)Non-U.S. Employees.  Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code.  In the case of the Non-423 Component, Eligible Employees may be excluded from participation in the Plan or an Offering if the Administrator determines that participation of such Eligible Employees is not advisable or practicable.

(c)Limitations.  Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Section 423 of the Code and the regulations thereunder.

4.Offering Periods.  Offering Periods will expire on the earliest to occur of (i) the completion of the purchase of Shares on the last Exercise Date occurring within twenty-seven (27) months of the applicable Enrollment Date on which the option to purchase Shares was granted, or (ii) such shorter period as may be established by the Administrator from time to time, in its discretion and on a uniform and nondiscriminatory basis, prior to an Enrollment Date for all options to be granted on such Enrollment Date.

5.Participation.  An Eligible Employee may participate in the Plan pursuant to Section 3(b) by (i) submitting to the Company’s stock administration office (or its designee) a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose or (ii) following an electronic or other enrollment procedure determined by the Administrator, in either case on or before a date determined by the Administrator prior to an applicable Enrollment Date.

6.Contributions.

(a)At the time a Participant enrolls in the Plan pursuant to Section 5, he or she will elect to have Contributions (in the form of payroll deductions or otherwise, to the extent permitted by the Administrator) made on each pay day during the Offering Period in an amount that the Administrator may establish from time to time, in its discretion and on a uniform and nondiscriminatory basis, for all options to be granted on any Enrollment Date (for illustrative purposes, should a pay day occur on an Exercise Date, a Participant will have any Contributions made on such day applied to his or her account under the then-current Purchase Period or Offering Period with respect to which that Exercise Date relates).  The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement prior to each Exercise Date of each Purchase Period.  A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof (or Participant’s participation is terminated as provided in Section 11 hereof).

(b)In the event Contributions are made in the form of payroll deductions, such payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day on or prior to the last Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 10 hereof (or Participant’s participation is terminated as provided in Section 11 hereof).

(c)All Contributions made for a Participant will be credited to his or her account under the Plan and Contributions will be made in whole percentages of his or her Compensation only.  A Participant may not make any additional payments into such account.

(d)A Participant may discontinue his or her participation in the Plan as provided under Section 10.  Except as may be permitted by the Administrator, as determined in its sole discretion, a Participant may not change the rate of his or her Contributions during an Offering Period.

(e)Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(d), a Participant’s Contributions may be decreased to zero percent (0%) at any time during a Purchase Period.  Subject to Section 423(b)(8) of the Code and Section 3(d) hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10 (or Participant’s participation is terminated as provided in Section 11).

(f)Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Participants to participate in the Plan via cash contributions instead of payroll deductions if (i) payroll deductions are not permitted or advisable under applicable local law, (ii) the Administrator determines that cash contributions are permissible under Section 423 of the Code for Participants participating in the 423 Component; and/or (iii) the Participants are participating in the Non-423 Component.

(g)At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or at any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs).  At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Eligible Employee.  In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or use any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423‑2(f).

7.Grant of Option.  On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s account as of the Exercise Date by the applicable Purchase Price; provided that in no event will an Eligible Employee be permitted to purchase during each Purchase Period more than a fixed number shares of Common Stock (subject to any adjustment pursuant to Section 19) in an amount that the Administrator may establish from time to time, in its discretion and on a uniform and nondiscriminatory basis, for all options to be granted on any Enrollment Date, and provided further that such purchase will be subject to the limitations set forth in Sections 3(d) and 13 and in the subscription agreement.  The Eligible Employee may accept the grant of such option, with respect to any Offering Period under the Plan, by electing to participate in the Plan in accordance with the requirements of Section 5.  The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period and/or Offering Period, as applicable.  Exercise of the option will occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10 (or Participant’s participation is terminated as provided in Section 11).  The option will expire on the last day of the Offering Period.

8.Exercise of Option.

(a)Unless a Participant withdraws from the Plan as provided in Section 0 (or Participant’s participation is terminated as provided in Section 11), his or her option for the purchase of shares of Common Stock will be exercised automatically on each Exercise Date, and the maximum number of full shares of Common Stock subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account.  No fractional shares of Common Stock will be purchased; any Contributions accumulated in a Participant’s account, which are not sufficient to purchase a full share will be retained in the Participant’s account for the subsequent Purchase Period or Offering Period, as applicable, subject to earlier withdrawal by the Participant as provided in Section 0 (or the earlier termination of Participant’s participation as provided in Section 11).  Any other funds left over in a Participant’s account after the Exercise Date will be returned to the Participant.  During a Participant’s lifetime, a Participant’s option to purchase shares of Common Stock hereunder is exercisable only by him or her.

(b)If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 20.  The Company may make a pro rata allocation of the shares of Common Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares of Common Stock for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date.

9.Delivery.  As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator.  The Company may permit or require that shares of Common Stock be deposited directly with a broker designated by the Company or to a trustee or designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer.  The Company may require that shares of Common Stock be retained with such broker, trustee or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions or other dispositions of such shares.  No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 9.

10.Withdrawal.

(a)A Participant may withdraw all, but not less than all, the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (i) submitting to the Company’s stock administration office (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit B), or (ii) following an electronic or other withdrawal procedure determined by the Administrator.  The Administrator may set forth a deadline of when a withdrawal must occur to be effective prior to a given Exercise Date in accordance with policies it may approve from time to time.  All of the Participant’s Contributions credited to his or her account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares of Common Stock will be made for such Offering Period.  If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b)A Participant’s withdrawal from an Offering Period will not have any effect on his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

11.Termination of Employment.  Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant’s option will be automatically terminated.  Unless determined otherwise by the Administrator in a manner that, with respect to an Offering under the 423 Component, is permitted by, and compliant with, Section 423 of the Code, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Company will not be treated as terminated under the Plan; however, if a Participant transfers from an Offering under the 423 Component to the Non-423 Component, the exercise of the option will be qualified under the 423 Component only to the extent it complies with Section 423 of the Code; further, no Participant shall be deemed to switch from an Offering under the Non-423 Component to an Offering under the 423 Component or vice versa unless (and then only to the extent) such switch would not cause the 423 Component or any option thereunder to fail to comply with Code Section 423.

12.Interest.  No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Law, as determined by the Company, and if so required by the laws of a particular jurisdiction, will, with respect to Offerings under the 423 Component, apply to all Participants in the relevant Offering, except to the extent otherwise permitted by U.S. Treasury Regulation Section 1.423‑2(f).

13.Stock.

(a)Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be 2,600,000 shares of Common Stock.  The number of shares of Common Stock available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning for the Fiscal Year following the Fiscal Year in which the first Enrollment Date (if any) occurs equal to the least of (i) 5,150,000 shares of Common Stock, (ii) one and one-half percent (1.5%) of the outstanding shares of Common Stock on the last day of the immediately preceding Fiscal Year, or (iii) an amount determined by the Administrator.

(b)Until the shares of Common Stock are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will have only the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c)Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or, if so required under Applicable Laws, in the name of the Participant and his or her spouse.

14.Administration.  The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws.  The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to delegate ministerial duties to any of the Company’s employees, to designate separate Offerings under the Plan, to designate Subsidiaries and Affiliates of the Company as participating in the 423 Component or Non-423 Component, to determine eligibility, to adjudicate all disputed claims filed under the Plan and to establish such procedures that it deems necessary or advisable for the administration of the Plan (including, without limitation, to adopt such procedures, sub-plans, and appendices to the enrollment agreement as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 13(a) hereof, but unless otherwise superseded by the terms of such sub-plan or appendix, the provisions of this Plan will govern the operation of such sub-plan or appendix).  Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering under the 423 Component, or if the terms would not qualify under the 423 Component, in the Non-423 Component, in either case unless such designation would cause the 423 Component to violate the requirements of Section 423 of the Code.  Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements.  The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulation Section 1.423‑2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S.  Every finding, decision, and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

15.Designation of Beneficiary.

(a)If permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash.  In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the option.  If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

(b)Such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator.  In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c)All beneficiary designations will be in such form and manner as the Administrator may designate from time to time.  Notwithstanding Sections 0 and 0 above, the Company and/or the Administrator may decide not to permit such designations by Participants in non-U.S. jurisdictions to the extent permitted by U.S. Treasury Regulation Section 1.423‑2(f).

16.Transferability.  Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the Participant.  Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

17.Use of Funds.  The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings or for Participants in the Non-423 Component for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party.  Until shares of Common Stock are issued, Participants will have only the rights of an unsecured creditor with respect to such shares.

18.Reports.  Individual accounts will be maintained for each Participant in the Plan.  Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

19.Adjustments, Dissolution, Liquidation, Merger, or Change in Control.

(a)Adjustments.  In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share, the class and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Sections 7 and 13.

(b)Dissolution or Liquidation.  In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator.  The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation.  The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 11 hereof).

(c)Merger or Change in Control.  In the event of a merger or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.  In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period will end.  The New Exercise Date will occur before the date of the Company’s proposed merger or Change in Control.  The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 11 hereof).

20.Amendment or Termination.

(a)The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason.  If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 19).  If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under Applicable Laws, as further set forth in Section 12 hereof) as soon as administratively practicable.

(b)Without stockholder consent and without limiting Section 20(a), the Administrator will be entitled to change the Offering Periods and/or Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit Contributions in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c)In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(ii)altering the Purchase Price for any Offering Period or Purchase Period including an Offering Period or Purchase Period underway at the time of the change in Purchase Price;

(iii)shortening any Offering Period or Purchase Period by setting a New Exercise Date, including an Offering Period or Purchase Period underway at the time of the Administrator action;

(iv)reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(v)reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Participants.

21.Notices.  All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22.Conditions Upon Issuance of Shares.  Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including, without limitation, the U.S. Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23.Code Section 409A.  The Plan is intended to be exempt from the application of Section 409A, and, to the extent not exempt, is intended to comply with Section 409A and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A.  In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A.  Notwithstanding the foregoing, the Company and any of its Parent, Subsidiaries or Affiliates shall have no obligation or liability to reimburse, indemnify, or hold harmless a Participant or any other party for any taxes or costs that may be imposed on or incurred by a Participant or any other person as a result of Section 409A, including but not limited to if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto.  The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with or exempt from Section 409A.

24.Term of Plan.  The Plan will become effective upon the later to occur of (i) its adoption by the Board or (ii) the Effective Date.  It will continue in effect for a term of twenty (20) years from the Effective Date, unless sooner terminated under Section 0.

25.Stockholder Approval.  The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board.  Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

26.Governing Law.  The Plan will be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice-of-law provisions).

27.No Right to Employment.  Participation in the Plan by a Participant will not be construed as giving a Participant the right to be retained as an employee of the Company or a Subsidiary or Affiliate of the Company, as applicable.  Further, the Company or a Subsidiary or Affiliate of the Company may dismiss a Participant from employment at any time, free from any liability or any claim under the Plan.

28.Severability.  If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal or unenforceable provision had not been included.

29.Compliance with Applicable Laws.  The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

30.Automatic Transfer to Low Price Offering Period.  To the extent permitted by Applicable Laws, if the Fair Market Value on any Exercise Date in an Offering Period is lower than the Fair Market Value on the Enrollment Date of such Offering Period, then all Participants in such Offering Period automatically will be withdrawn from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

EXHIBIT A

ROVER GROUP, INc.

2021 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

Original Application	Offering Date:

Change in Payroll Deduction Rate

1.____________________ (“Employee”) hereby elects to participate in the Rover Group, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan.  Any capitalized terms not specifically defined in this Subscription Agreement will have the meaning ascribed to them under the Plan.

2.I hereby authorize and consent to payroll deductions from each paycheck in the amount of ____% of my Compensation (from zero (0%) to twenty percent (20%)); a decrease in rate may be to zero percent (0%)) during the Offering Period in accordance with the Plan.  (Please note that no fractional percentages are permitted.)

3.I understand that, subject to the terms and conditions of the Plan, I may not change the rate of my Contributions during an Offering Period.

4.I understand that said payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan.  I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan.  I further understand that if I am outside of the U.S., my payroll deductions will be converted to U.S. dollars at an exchange rate selected by the Company on the purchase date.

5.I have received a copy of the complete Plan and its accompanying prospectus.  I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

6.Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of  the Eligible Employee.

7.If I am a U.S. taxpayer, I understand that if I dispose of any shares received by me pursuant to the Plan within two (2) years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one (1) year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares.  I hereby agree to notify the Company in writing within thirty (30) days after the date of any disposition of my shares and I will make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock.  The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me.  If I dispose of such shares at any time after the expiration of the two (2)-year and one (1)-year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (b) 15% of the fair market value of the shares on the first day of the Offering Period.  The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

8.For employees that may be subject to tax in non U.S. jurisdictions, I acknowledge and agree that, regardless of any action taken by the Company or any Designated Company with respect to any or all income tax, social security, social insurances, National Insurance Contributions, payroll tax, fringe benefit, or other tax-related items related to my participation in the Plan and legally applicable to me including, without limitation, in connection with the grant of such options, the purchase or sale of shares of Common Stock acquired under the Plan and/or the receipt of any dividends on such shares (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains my responsibility and may exceed the amount actually withheld by the Company or a Designated Company.  Furthermore, I acknowledge that the Company and/or any Designated Company (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options under the Plan and (b) do not commit to and are under no obligation to structure the terms of the grant of options or any aspect of my participation in the Plan to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result.  Further, if I have become subject to tax in more than one jurisdiction between the date of my enrollment and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the purchase of shares of Common Stock under the Plan or any other relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to the Company and/or the applicable Designated Company to satisfy all Tax-Related Items.  In this regard, I authorize the Company and/or the applicable Designated Company, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (a) withholding from my wages or Compensation paid to me by the Company and/or the applicable Designated Company; or (b) withholding from proceeds of the sale of the shares of Common Stock purchased under the Plan either through a voluntary sale or through a mandatory sale arranged by the Company (on my behalf pursuant to this authorization).  Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable maximum withholding rates, in which case I will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

Finally, I agree to pay to the Company or the applicable Designated Company any amount of Tax-Related Items that the Company or the applicable Designated Company may be required to withhold as a result of my participation in the Plan that cannot be satisfied by the means previously described.  The Company may refuse to purchase shares of Common Stock under the Plan on my behalf and/or refuse to issue or deliver the shares or the proceeds of the sale of shares if I fail to comply with my obligations in connection with the Tax-Related Items.

9.By electing to participate in the Plan, I acknowledge, understand and agree that:

(a)the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent provided for in the Plan;

(b)all decisions with respect to future grants under the Plan, if applicable, will be at the sole discretion of the Company;

(c)the grant of options under the Plan shall not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, or any Designated Company, and shall not interfere with the ability of the Company or any Designated Company, as applicable, to terminate my employment (if any);

(d)I am voluntarily participating in the Plan;

(e)the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not intended to replace any pension rights or compensation;

(f)the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not part of my normal or expected compensation for any purpose,

including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(g)the future value of the shares of Common Stock offered under the Plan is unknown, indeterminable and cannot be predicted with certainty;

(h)the shares of Common Stock that I acquire under the Plan may increase or decrease in value, even below the Purchase Price;

(i)no claim or entitlement to compensation or damages shall arise from the forfeiture of options granted to me under the Plan as a result of the termination of my status as an Eligible Employee (for any reason whatsoever, and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any) and, in consideration of the grant of options under the Plan to which I am otherwise not entitled, I irrevocably agree never to institute a claim against the Company, or any Designated Company, waive my ability, if any, to bring such claim, and release the Company, and any Designated Company from any such claim that may arise; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, I shall be deemed irrevocably to have agreed to not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim; and

(j)in the event of the termination of my status as an Eligible Employee (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any), my right to participate in the Plan and any options granted to me under the Plan, if any, will terminate effective as of the date that I am no longer actively employed by the Company or one of its Designated Companies and, in any event, will not be extended by any notice period mandated under the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any (e.g., active employment would not include a period of “garden leave” or similar period pursuant to the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any); the Company shall have the exclusive discretion to determine when I am no longer actively employed for purposes of my participation in the Plan (including whether I may still be considered to be actively employed while on a leave of absence).

10.I understand that the Company and/or any Designated Company may collect, where permissible under applicable law certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of Common Stock or directorships held in the Company, details of all options granted under the Plan or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in my favor (“Data”), for the exclusive purpose of implementing, administering and managing the Plan.  I understand that Company may transfer my Data to the United States, which is not considered by the European Commission to have data protection laws equivalent to the laws in my country.  I understand that the Company will transfer my Data to its designated broker, or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan.  I understand that the recipients of the Data may be located in the United States or elsewhere, and that a recipient’s country of operation (e.g., the United States) may have different, including less stringent, data privacy laws that the European Commission or my jurisdiction does not consider to be equivalent to the protections in my country.  I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local human resources representative.  I authorize the Company, the Company’s designated broker and any other possible recipients which may assist the Company with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing my participation in the Plan.  I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the Plan.  I understand that that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local human resources representative.  Further, I understand that I am providing the consents herein on a purely voluntary basis.  If I do not consent, or if I later seek to revoke my consent, my employment status or career with the Company or any Designated Company will not be adversely affected; the only adverse consequence of refusing or withdrawing my consent is that the Company would not be able to grant me options under the Plan or other equity awards, or administer or maintain such awards.  Therefore, I understand that refusing or withdrawing my consent may affect my ability to participate in the Plan.  For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local human resources representative.

If I am an employee outside the U.S., I understand that in accordance with applicable law, I have the right to access, and to request a copy of, the Data held about me.  I also understand that I have the right to discontinue the collection, processing, or use of my Data, or supplement, correct, or request deletion of my Data. To exercise my rights, I may contact my local human resources representative.

I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described herein and any other Plan materials by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Plan.  I understand that my consent will be sought and obtained for any processing or transfer of my data for any purpose other than as described in the enrollment form and any other plan materials.

11.If I have received the Subscription Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, subject to applicable laws.

12.The provisions of the Subscription Agreement and these appendices are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

13.Notwithstanding any provisions in this Subscription Agreement, I understand that if I am working or resident in a country other than the United States, my participation in the Plan shall also be subject to the additional terms and conditions set forth on Appendix A and any special terms and conditions for my country set forth on Appendix A.  Moreover, if I relocate to one of the countries included in Appendix A, the special terms and conditions for such country will apply to me to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons.  Appendix A constitutes part of this Subscription Agreement and the provisions of this Subscription Agreement govern each Appendix (to the extent not superseded or supplemented by the terms and conditions set forth in the applicable Appendix).

14.I hereby agree to be bound by the terms of the Plan.  The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Employee’s Social
Security Number
(for U.S.-based employees):
Employee’s Address:

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:

Signature of Employee

EXHIBIT B

ROVER GROUP, Inc.

2021 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

Any capitalized terms not specifically defined in this Notice of Withdrawal will have the meaning ascribed to them under the 2021 Employee Stock Purchase Plan (the “Plan”).

The undersigned Participant in the Offering Period of the Rover Group, Inc. 2021 Employee Stock Purchase Plan that began on ____________, ______ (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period.  He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period.  The undersigned understands and agrees that his or her option for such Offering Period will be terminated automatically.  The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement.

Name and Address of Participant:

Signature:

Date:

ANNEX F: DELAWARE GENERAL CORPORATION LAW SECTION 262

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all

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of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the

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Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX G: APPRAISAL RIGHTS OF ROVER STOCKHOLDERS

If the Business Combination is completed, holders of Rover’s Capital Stock who do not vote or give their written consent in favor of the Business Combination and adoption of the Business Combination Agreement may, under certain circumstances and by following the procedures outlined under Delaware law, exercise appraisal rights with respect to the Business Combination and obtain payment in cash of the fair value of their shares, as determined under Delaware law, as applicable.  The following is a summary of the procedures to be followed under Section 262 of the DGCL, the full text of which is attached as Annex G hereto and is incorporated herein by reference.  The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL.  All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares as to which appraisal rights are asserted, unless otherwise expressly noted herein.  Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL.  Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before attempting to exercise such rights.

Only a holder of record of shares of Rover Capital Stock who has not consented to the Business Combination or the adoption of the Business Combination Agreement or otherwise waived or lost appraisal rights, and who continuously holds shares from the date of making a written demand for appraisal through the Effective Time of the Business Combination, will be entitled to seek appraisal. The demand for appraisal must be executed by or for the holder of record and must reasonably identify the stockholder seeking appraisal.  If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record.

A record holder, such as a broker who holds shares of Rover Capital Stock as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners.  In such case, the written demand for appraisal should set forth the number of shares covered by such demand.  Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares held in the name of such record owner.

If Rover stockholders approve the Business Combination Agreement by written consent, notice of the approval of the Business Combination and the availability of appraisal rights and a copy of Section 262 of the DGCL must be given to each of Rover’s stockholders who is entitled to appraisal rights by Rover either before the Effective Time of the Business Combination, or by Rover, as the surviving corporation in the Business Combination, within 10 days following the Effective Time of the Business Combination. Such notice, if given on or after the Effective Time of the Business Combination, must also notify the Rover stockholders of the Effective Time of the Business Combination.  Any Rover stockholder entitled to appraisal rights may, within 20 days after the date of giving of such notice, demand in writing from Rover the appraisal of his, her or its shares of capital stock.  Such demand will be sufficient if it reasonably informs Rover of the identity of the stockholder and that the stockholder intends to demand an appraisal of the stockholder’s shares.  Failure to make such a demand on or before the expiration of such 20-day period will foreclose a stockholder’s rights to seek appraisal.  If the notice of availability of appraisal rights does not notify the stockholders of the Effective Time of the Business Combination, then either (i) the applicable constituent corporation must send a second notice before the Effective Time of the Business Combination notifying each stockholder entitled to appraisal rights of the Effective Time of the Business Combination or (ii) the surviving corporation in the Business Combination must send such second notice to each stockholder entitled to appraisal rights on or within 10 days after the Effective Time of the Business Combination, provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each of those stockholders entitled to appraisal rights and who has demanded appraisal of his, her or its shares in accordance with Section 262(d) of the DGCL.

A Rover stockholder who elects to exercise appraisal rights must mail or deliver the written demand for appraisal to:

Rover

711Capitol Way S., Suite 204

Olympia, Washington 98501

Attention:

Email:

The withholding of written consent approving the Business Combination will not constitute a demand for appraisal.

At any time within 60 days after the Effective Time of the Business Combination, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Business Combination by delivering to Rover a written withdrawal of the demand for appraisal and acceptance of the Business Combination consideration.  Thereafter, the written approval of Rover will be needed for such a withdrawal.  Upon valid withdrawal of a demand for appraisal, a stockholder will be entitled to receive the consideration set forth in the Business Combination Agreement in exchange for his, her or its shares of capital stock of Rover, without interest.  Once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however that the foregoing shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Business Combination within 60 days after the Effective Time of the Business Combination.

Within 120 days after the Effective Time of the Business Combination, in compliance with Section 262 of the DGCL, Rover, or any stockholder who has properly demanded appraisal and otherwise complied with Section 262 of the DGCL and who has not subsequently withdrawn, lost or waived his, her or its appraisal rights, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of stock held by all such stockholders.  If, within 120 days after the Effective Time of the Business Combination, no petition has been filed as provided above, all rights to appraisal will be lost and those shares will be deemed to have been converted at the Effective Time of the Business Combination into the consideration set forth in the Business Combination Agreement, without interest.  Rover and Caravel are not obligated and do not currently intend to file a petition. Accordingly, any stockholder who wishes to seek appraisal of his, her or its shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed by Section 262 of the DGCL. Any stockholder who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, within 120 days after the Effective Time of the Business Combination and upon written request to Rover, to receive a statement setting forth the aggregate number of shares not voted in favor of the Business Combination and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be given to such stockholder within 10 days after a written request therefor has been received by Rover or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of such stock may, in such person’s own name, file a petition for appraisal or request the statement of shares not voted in favor of the Business Combination Agreement described in this paragraph.

Upon the filing of a petition for appraisal with the Delaware Court of Chancery by any such stockholder, service of a copy of such a petition shall be made upon Rover.  Rover shall be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed, a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares and with whom Rover has not reached agreements as to the value of their shares.  The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to Rover and all of the stockholders shown on the Verified List at the addresses stated therein.  Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery.  The costs relating to these notices will be borne by Rover.

After notice is provided to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine the stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to an appraisal of their shares.  The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings.  The Delaware Court of Chancery is empowered to dismiss the proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.  Accordingly, stockholders seeking appraisal of their shares should retain their share certificates pending resolution of the appraisal proceedings.

After determining the stockholders entitled to appraisal, the Delaware Court of Chancery will conduct the appraisal proceeding in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.  Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of Rover Capital Stock subject to appraisal, taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid upon the amount determined to be the fair value (or in certain circumstances as described below, on the difference between the amount determined to be the fair value and the amount paid to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), as described further below.  In Weinberger v. UOP, Inc. et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a Company.”  The Delaware Supreme Court noted that Section 262 of the DGCL provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Business Combination.”  In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.  In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Business Combination and not the product of speculation, may be considered.”

Upon application by the surviving corporation in the Business Combination or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal.  Any stockholder whose name appears on the Verified List filed by the surviving corporation in the Business Combination and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if so required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights.  The Delaware Court of Chancery will direct the payment of the fair value of the shares of Rover stock, together with interest, if any, by the surviving corporation in the Business Combination to the stockholders entitled thereto.  The Court’s decree may be enforced as other decrees in such Court may be enforced.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time of the Business Combination through the date of payment of the judgment will be compounded quarterly and will accrue at a rate of 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time of the Business Combination and the date of payment of the judgment.  Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation in the Business Combination may voluntarily pay to each stockholder entitled to appraisal an amount in cash, pursuant to subsection (h) of Section 262 of the DGCL, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

The costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to appraisal.  In the absence of such determination or assessment, each party bears its own expenses.

Rover stockholders who are considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be more than, the same as or less than any Business Combination consideration received under the Business Combination Agreement if such stockholders had not sought appraisal of their shares.

Any stockholder who has demanded appraisal rights for shares of Rover Capital Stock in compliance with Section 262 of the DGCL will not, after the Effective Time of the Business Combination, be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a date prior to the Effective Time of the Business Combination).

If any stockholder who demands appraisal of shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, the stockholder’s shares will be converted into the right to receive such stockholder’s portion of the Business Combination consideration in accordance with the Business Combination Agreement, if any, without interest.  A stockholder will fail to perfect, or effectively lose or withdraw, the right to appraisal if no petition for appraisal is filed within 120 calendar days after the completion of the Business Combination.

To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, the latter will control.

BY SIGNING AND RETURNING A WRITTEN CONSENT, ROVER STOCKHOLDERS WILL IRREVOCABLY AND UNCONDITIONALLY WAIVE THEIR APPRAISAL RIGHTS.

IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, ALL ROVER STOCKHOLDERS THAT WISH TO EXERCISE APPRAISAL RIGHTS OR THAT WISH TO PRESERVE THEIR RIGHT TO DO SO SHOULD CAREFULLY REVIEW ANNEX G, SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN MAY RESULT IN THE LOSS OF SUCH RIGHTS.  THOSE WISHING TO EXERCISE APPRAISAL RIGHTS SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL.  FAILURE TO TAKE ANY REQUIRED STEP IN CONNECTION WITH EXERCISING APPRAISAL RIGHTS MAY RESULT IN THE TERMINATION OR WAIVER OF THOSE RIGHTS.

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